Form 20-F
period 2002-12-31
COCA COLA EMBONOR S A   /ADR/
filed 2003-06-30
CIK 1098127

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________________ to _____________________

                        Commission file number 333-11066

                             Coca-Cola Embonor S.A.
             (Exact name of Registrant as specified in its charter)
                 (Formerly known as Embotelladora Arica S.A. or
                             Arica Bottling Company)
                            Coca-Cola Embonor Company
               (Translation of the Registrant's name into English)

                              The Republic of Chile
                 (Jurisdiction of incorporation or organization)

                         Avenida Apoquindo 3721, Piso 10
                                 Santiago, Chile
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
     Act:
     Title of each class               Name of each exchange on which registered
     None                              Not applicable

     Securities registered or to be pursuant to Section 12(g) of the Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

          Series B shares of Registrant represented by American Depository
          Shares
          US$160,000,000 9 7/8 % Notes due 2006

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the
     annual report.           244,420,704 Series A Shares, without nominal value
                              266,432,526 Series B Shares, without nominal value

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                       [X] Yes [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow.
                                       [ ] Item 17 [X] Item 18

                             Coca-Cola Embonor S.A.

                           (Coca-Cola Embonor COMPANY)

                       INDEX TO ANNUAL REPORT ON FOrM 20-F


PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................2

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................2

Item 3.  KEY INFORMATION.......................................................2

Item 4.  INFORMATION ON THE COMPANY...........................................15

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................50

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................63

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................67

Item 8.  FINANCIAL INFORMATION................................................69

Item 9.  THE OFFER AND LISTING................................................70

Item 10. ADDITIONAL INFORMATION...............................................72

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........95

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............97


PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................97

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
         USE OF PROCEEDS......................................................97

Item 15. (RESERVED)...........................................................97

Item 16. (RESERVED)...........................................................97


PART III

Item 17. FINANCIAL STATEMENTS.................................................97

Item 18. FINANCIAL STATEMENTS.................................................97

Item 19. EXHIBITS.............................................................98

     Unless otherwise noted, in this annual report, "Coca-Cola Embonor," "we" and "us" refer to Coca-Cola Embonor S.A., previously Embotelladora Arica S.A., together with its subsidiaries. "Iquique" refers to our subsidiary Embotelladora Iquique, S.A.; "Embonor Bottling" refers to our subsidiary Embonor S.A. (previously Embotelladoras Williamson Balfour S.A. and its five subsidiaries); "Embol Bottling" refers to our subsidiary Embotelladoras Bolivianas Unidas, S.A.; "ELSA Bottling" refers to the subsidiary Embotelladora Latinoamericana S.A.; "Iquitos" refers to ELSA Bottling's subsidiary Industrial Iquitos S.A. Coca-Cola Embonor acquired Embonor Bottling, ELSA Bottling and Iquitos in May and June 1999, and we will indicate whenever we exclude these subsidiaries in any discussion. "Coca-Cola Embonor Bottling" refers to Coca-Cola Embonor S.A. without its subsidiaries.

             PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Included elsewhere in this annual report are the historical audited consolidated balance sheets at December 31, 2001 and 2002 for Coca-Cola Embonor including its subsidiaries, and the related historical audited consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. We refer to these financial statements, together with the notes thereto, as the Coca-Cola Embonor consolidated financial statements.

     Coca-Cola Embonor's consolidated financial statements are presented in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") and the rules of the Chilean Superintendency of Securities and Insurance. Chilean GAAP differs in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of these differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of net income and total shareholders' equity to U.S. GAAP, see "Operating and Financial Review and Prospects--Liquidity and Capital Resources--U.S. GAAP Reconciliation" (Item 5.B) and Note 39 to the Coca-Cola Embonor consolidated financial statements. Coca-Cola Embonor's Bolivian and Peruvian subsidiaries prepare their respective financial statements in accordance with Chilean GAAP for consolidation purposes and for purposes of local taxation, in accordance with local generally accepted accounting principles. The financial statements as of and for the year ended December 31, 2002 were audited by Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada"), independent accountants. The financial statements as of and for the two years ended December 31 2001 were audited by Andersen - Langton Clarke Ltda., independent accountants, who have ceased operations (see Item 3D, Risk Factors).

     The Accountants Association of Chile issued Technical Bulletin No. 64 ("BT 64"), which states that the financial statements of foreign subsidiaries that operate in countries with unstable economic environments that are exposed to significant risks, restrictions or inflation/exchange rate fluctuation, must be remeasured in U.S. dollars. The foreign subsidiaries of Coca-Cola Embonor are considered to operate in unstable economic environments. In addition, Chilean GAAP requires that the financial statements of Coca-Cola Embonor and Embonor Bottling be adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. The application of BT 64 results in the comprehensive separation of the effects of inflation in Chile from the changes in foreign currency translation, with respect to Coca-Cola Embonor's investments in its subsidiaries in Peru and Bolivia. BT 64 differs from the foreign currency translation procedures to which a US investor would be accustomed under U.S. GAAP. In the opinion of the management of Coca-Cola Embonor, the application of Chilean foreign currency translation BT 64 with respect to the translation of non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. For a more detailed discussion, see Notes 2(c) and 25 to the Coca-Cola Embonor consolidated financial statements.

     Certain figures included in this annual report and in the financial statements we have presented have been rounded for ease of presentation. Percentage figures included in this annual report have in some cases been calculated on the basis of such figures prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the consolidated financial statements of Coca-Cola Embonor and Embonor Bottling. Other amounts that appear in this annual report may also not sum due to rounding.

     Note that we have provided information in this annual report regarding annual volume, per capita growth rate and levels, product segment, package and population data in bottling regions based upon statistics we accumulated and certain assumptions we have made. We obtained additional statistics from private, third party sources. We based industry information presented regarding soft drinks in Chile on data supplied by A.C. Nielsen Company, and sales industry information regarding soft drinks in Bolivia on data supplied by CIES International. We estimated industry information regarding soft drinks in Peru because no standardized third-party statistical information is available for Peru. We include promotional distributions made without charge in our sales and consumption statistics.

                                     PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable



Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable



Item 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

Coca-Cola Embonor

     The following table presents selected consolidated and other financial and operating information for Coca-Cola Embonor at the dates and for the periods indicated and should be read in conjunction with and is qualified in its entirety by reference to the Coca-Cola Embonor audited consolidated financial statements, including the Notes, included elsewhere in this annual report as well as the data set forth in "Presentation of Financial Information." The financial and operating information for subsidiaries acquired in 1999 is reflected only in the columns relating to the years ended December 31, 1999, 2000, 2001 and 2002. The selected financial information at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 has been derived from and should be read in conjunction with the Coca-Cola Embonor consolidated financial statements, including the Notes, included elsewhere in this annual report. The financial statements as of and for the year ended December 31, 2002 were audited by Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada"), independent accountants. The financial statements as of and for the two years ended December 31 2001 were audited by Arthur Andersen - Langton Clarke Ltda. ("AA-LC"), independent accountants, a member firm of Andersen Worldwide, who have ceased operations (see Item 3D, Risk Factors). The selected consolidated financial information at December 31, 1998, 1999 and 2000, and for the years ended December 31, 1998, 1999 and 2000 has been derived from the audited consolidated financial statements of Coca-Cola Embonor audited by AA-LC, which are not included elsewhere in this annual report. The consolidated financial statements of Coca-Cola Embonor are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 39 to the Coca-Cola Embonor Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods presented. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources--U.S. GAAP Reconciliation" (Item 5.B).

     Coca-Cola Embonor completed the acquisition of Embonor Bottling--formerly Embotelladoras Williamson Balfour--in May 1999 and ELSA Bottling and Iquitos in June 1999. Coca-Cola Embonor's consolidated results include the results of Embonor Bottling on a consolidated basis for the years ended December 31, 2000, 2001 and 2002, and for its subsidiaries located in Bolivia for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002. The subsidiaries acquired in 1999 in the aggregate accounted for 88.7% of Coca-Cola Embonor's consolidated total assets, 80.2% of Coca-Cola Embonor's consolidated net sales and 82.2% of Coca-Cola Embonor's consolidated operating income at and for the year ended December 31, 2002. Coca-Cola Embonor's Bolivian and Peruvian subsidiaries prepare their financial statements in accordance with both Chilean GAAP for consolidation purposes and in accordance with local generally accepted accounting principles for purposes of local taxation. The Coca-Cola Embonor consolidated financial statements reflect the Chilean GAAP results of Coca-Cola Embonor's Bolivian subsidiaries translated into Chilean pesos. The Company prepares a reconciliation of the consolidated financial statements with U.S. GAAP. For more information, refer to Note 39 of the consolidated financial statements.

     BT 64 requires that the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and that operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured in U.S. dollars. Remeasurement into U.S. dollars of non-Chilean subsidiaries requires foreign currency denominated monetary assets and liabilities to be converted into U.S. dollars at year-end rates of exchange, non-monetary assets, liabilities and shareholders' equity are converted at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts are converted at the average monthly exchange rate for the month in which the transactions occurred. The effects of any exchange rate fluctuations are included in the results of operations for that period. Amounts remeasured in U.S. dollars are translated into the reporting currency, the Chilean peso, using the exchange rate as of the balance sheet date. Translation adjustments arising from the translation to the Chilean peso are included in shareholders' equity on Coca-Cola Embonor's consolidated balance sheet under the caption "Cumulative translation adjustment." See Note 23(c) to Coca-Cola Embonor's consolidated financial statements. As required by Chilean GAAP, Coca-Cola Embonor's financial statements are adjusted to reflect changes in purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index measured from December 1 to November 30 of the previous year. Unless otherwise specified, financial data regarding Coca-Cola Embonor is presented in constant Chilean pesos of December 31, 2002 purchasing power. See Note 2 (c) to the Coca-Cola Embonor Consolidated Financial Statements. Between January 1, 2001 and December 31, 2001, the CPI in Chile reflected an increase of 3.1%. Between January 1, 2002 and December 31, 2002, the CPI in Chile reflected an increase of 3.0%.

     In the opinion of the management of Coca-Cola Embonor, the application of BT 64 with respect to the translation of non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated.

     Technical Bulletins Nos. 60 and 68 of the Chilean Accountants Association established the recording of deferred taxes created by temporary differences, tax loss carryforwards and other events that create differences between the accounting base and tax base of assets and liabilities. Furthermore, Circular No. 1466 of the Superintendency of Securities and Insurance requires the recognition of deferred taxes beginning January 1, 2000 according to the criteria in the aforementioned Technical Bulletins. The effect of recording deferred taxes according to the standards contained in those Technical Bulletins meant recognizing deferred tax asset and liability accounts, together with their corresponding complementary accounts, of Ch$797 million and Ch$3,212 million, as of January 1, 2000 and January 1, 2001, respectively, which are shown in the balance sheet as short or long term depending on the period of amortization that management has determined for each of the components. Amortization of the balances in the complementary asset and liability accounts at the beginning of the year generated a net charge to income of Ch$4,147 million for the year ended December 31, 2002 (Ch$4,788 million for the year ended December 31, 2001). Amortization of complementary accounts is reversed for U.S. GAAP. Additionally, there is a net charge to income amounting to Ch$2,572 million resulting from new temporary differences arising during this fiscal year (Ch$6,512 million for the year ended December 31, 2001). Both effects were included under "Income Tax."

     Beginning January 1, 2001, the Parent Company and its subsidiaries Embotelladora Iquique S.A., Embonor S.A. and Embotelladoras Bolivianas Unidas S.A. changed their depreciation method for machinery and transportation equipment to depreciate according to real production hours. According to historic production statistics, this method determines the rate in pesos for each production hour of these assets. This rate is multiplied by the real production hours during the fiscal year. The change in the depreciation method of these fixed assets meant recognizing a lower debit of Ch$2,122 million against consolidated income in 2001 (Ch$ 2,362 million in 2002).

Beginning January 2000, the estimate corresponding to the remaining liability for the guarantee for bottles and cases was adjusted, considering the results of periodic inventories of bottles and cases held by customers, valued at the average amounts paid out as deposits of bottles and cases during the last five years. The foregoing resulted in a decrease in liabilities amounting to Ch$9,097 million which was recorded as a credit to non-operating income, net of a charge of Ch$4,493 million against income due to the corresponding effect of the decrease of bottles and cases in fixed assets. Starting the year ended December 31, 1999, the liability for bottle deposits was calculated by reference to historical amounts, and the obligation represented the amount of accumulated historical deposits received.

Coca-Cola Embonor

                                                                    At or for the Year ended December 31,
                                                                    -------------------------------------
                                                   1998        1999 (1)     2000 (1)      2001 (1)      2002 (1)       2002
                                                   -----       --------     --------      --------   -  --------       ----
                                                                                  (audited)
                                               (in millions of Ch$ and US$, except ratios, sales volume data and per share amounts)

Income Statement Data:
Chilean GAAP:
  Net sales................................        Ch$ 62,350   Ch$ 202,332  Ch$ 237,895    Ch$238,133   Ch$ 238,708     US$  332
  Cost of sales............................          (36,281)     (123,125)    (142,317)     (140,867)     (139,286)        (194)
  Administrative and selling expenses......          (14,494)      (61,674)     (75,583)      (71,848)      (79,654)        (111)
                                                     --------      --------     --------      --------      --------        -----
  Operating income.........................            11,575        17,533       19,995        25,418        19,768           27
  Non-operating income (expenses)(2).......             (681)      (28,254)     (38,666)      (35,259)      (38,050)         (53)
  Taxes and minority interests.............              (19)         2,257      (1,494)       (2,461)           865            1
  Extraordinary items................... .                  -             -        6,373         3,599           918            1
  Amortization of negative goodwill........                36            36            -             -            26            -
                                                     --------      --------     --------      --------      --------        -----
  Net income (loss) (3)....................        Ch$ 10,911   Ch$ (8,428)  Ch$(13,792)    Ch$(8,703)   Ch$(16,473)     US$ (13)
                                                   ----------    ----------  -----------    ----------   -----------     --------
  Net income (loss) per Series A share
 (in Ch$ and US$) .........................             45.24       (15.72)      (26.86)      (17.37)       (32.88)        (0.04)
  Net income (loss) per Series B share
 (in Ch$ and US$) .........................             47.50       (16.50)      (26.79)      (16.73)       (31.67)        (0.04)
  Dividends per share (in Ch$ and US$).....              12.0           9.1            -            -             -             -
U.S. GAAP:
  Net sales................................        Ch$ 63,985   Ch$ 203,224  Ch$ 239,085    Ch$238,133   Ch$ 238,708     US$   332
  Net income (loss)........................            10,951      (15,257)      (5,051)       (15,175)      (2,503)           (3)
  Net operating income (expenses)..........            12,105         7,174      (6,546)          7,652        (457)             1
  Net income (loss) per Series A share
(in Ch$ and US$)............................             45.40       (28.46)       (9.84)        (30.29)       (5.00)        (0.01)
  Net income (loss) per Series B share
(in Ch$ and US$) ..........................              47.67      (29.88)       (9.81)        (29.17)       (4.81)        (0.01)
Balance Sheet Data:
Chilean GAAP:
  Total assets.............................        Ch$ 116,929  Ch$  615,248 Ch$ 568,517    Ch$ 587,685  Ch$ 571,847     US$   796
  Short-term debt (4)......................             19,399        79,896       40,489        60,702       83,437           116
  Long-term debt (5).......................              9,593       242,342      237,618       237,273      211,459           294
  Total shareholders' equity...............             87,928       264,926      244,102       238,807      224,247           312
  Paid in capital..........................             57,753       232,095      223,567       223,567      223,567           311
U.S. GAAP:
  Total assets.............................        Ch$ 117,099  Ch$  600,522 Ch$ 567,313    Ch$ 585,390  Ch$ 583,432           812
  Short-term debt..........................             19,869        79,895      38,095         60,702       83,284           116
  Long-term debt...........................              9,898       243,103     232,832        238,828      216,167           301
  Total shareholders' equity...............             87,322       249,532     236,107        234,904      235,866           328
  Paid in capital..........................             57,753       232,095     223,567        223,567      223,567           311
Other Financial Information:
Chilean GAAP:
  Depreciation and amortization............        Ch$   6,795  Ch$   17,257 Ch$  22,708    Ch$  21,442  Ch$  22,626     US$    32
  Capital expenditures.....................             11,916        31,961      17,313         13,675       15,219            21
  Ratio of total debt to total capitalization             0.28          0.60        0.53           0.55         0.58             -
(6) U.S. GAAP:
  Capital expenditures.....................             11,916        31,594      17,313         13,675       15,219            21
  Ratio of total debt to capitalization....               0.29          0.61        0.52           0.55        0. 58             -
Other Operating Data (in millions of UCs):(7)
  Sales volume of Coca-Cola soft drinks....        UCs    45.3  UCs    147.1 UCs   147.2    UCs   148.0  UCs   148.9             -
  Sales volume of other beverages..........                3.3          27.1        27.0           26.8         28.0             -

--------------
(1) As of and for the year ended December 31, 1999, 2000, 2001 and 2002, Coca-Cola Embonor's consolidated financial statements include Embonor Bottling, ELSA Bottling and Iquitos, which Coca-Cola Embonor acquired in 1999. Under Chilean GAAP, Coca-Cola Embonor's participation in the acquired subsidiary Embonor Bottling has been included in consolidated net income, retroactive to January 1, 1999. Under U.S. GAAP, Coca-Cola Embonor would not be permitted to participate in the acquired subsidiary's results of operations prior to May 20, 1999, the date of finalization of the transaction.

(2) Non-operating income for the year ended December 31,1999 includes financial income and the amortization of goodwill amounting to Ch$24,795 million reflecting the increase in financial income, and financial expenses resulting from the financing obtained to purchase the bottling operations of Inchcape plc in Chile and Peru.

(3)  All of Coca-Cola Embonor's income is derived from continuing operations.

(4) Short-term debt is presented as current liabilities in the balance sheet of Coca-Cola Embonor's financial statements and includes the current portion of long-term bank liabilities, the current portion of other long-term liabilities, dividends payable, trade accounts payable, notes payable, miscellaneous payables, amounts payable to related companies and other accrued liabilities. Under U.S. GAAP, short-term debt includes short-term debt as presented under Chilean GAAP plus, when applicable, the U.S. GAAP adjustment for minimum dividends.

(5) Long-term debt is presented as long-term liabilities in the balance sheet of Coca-Cola Embonor's financial statements and includes long-term bank liabilities, bonds payable, provisions and other long-term liabilities. Under U.S. GAAP, long-term debt includes long-term debt as presented under Chilean GAAP plus the U.S. GAAP adjustment for the deferred tax effect of applying SFAS No. 109.

(6) Total capitalization is calculated as the sum of long-term debt (including current portion), minority interest and total shareholders' equity. Shareholders' equity under U.S. GAAP differs from Chilean GAAP primarily in the technical reappraisal of property, plant and equipment, amortization of goodwill, deferred income taxes and minimum dividends.

(7) A unit case or UC in the bottling industry refers to 192 ounces of finished product or an amount of syrup or concentrate required to make 192 ounces of finished product.

                    CURRENCY PRESENTATION AND EXCHANGE RATES

Currency Presentation

     In this annual report, our references to "$," "U.S.$," "US$," "U.S. dollars" or "dollars" are to United States dollars. References to "pesos" or "Ch$" are to constant Chilean pesos as of December 31, 2002. References to "UF" are to Unidades de Fomento, which are inflation-indexed, Chilean peso-denominated monetary units. References to "S," "S/," "nuevo sol" or "nuevos soles" are to constant Peruvian nuevos soles as of December 31, 2002. References to "B$" and "bolivianos" are to Bolivian bolivianos. The UF rate is set daily in advance based on the change in the consumer price index in relation to the previous month as reported in the monthly publication of the Central Bank of Chile. In some cases, this annual report contains translations of peso amounts into U.S. dollars at specified rates. These translations are provided solely for your convenience and should not be construed as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at that rate. Unless we indicate otherwise, the U.S. dollar amounts have been translated from pesos based on the "observed exchange rate" (which is explained below under "--Exchange Rates in Chile") reported by the Central Bank for December 31, 2002, which was Ch$718.61 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. Unless we indicate otherwise, these U.S. dollar amounts have been translated from nuevos soles at an exchange rate of S/3.515 per U.S.$1.00, the average of the bid and offered exchange market rate published by the Peruvian Superintendencia de Banca y Seguros, the Superintendency of Banking and Insurance, as of December 31, 2002. See below "-- Exchange Rates in Peru."

Exchange Rates in Chile

     Before 1989, Chilean law prohibited the purchase and sale of foreign currencies except in those cases explicitly authorized by the Central Bank. In 1989, the Chilean Central Bank Act was enacted. Under this act, any person may freely buy and sell foreign currencies. The Central Bank, however, may require these purchases and sales to be carried out exclusively in the Formal Exchange Market described in the next paragraph. The Bank may also impose restrictions on foreign exchange operations that are conducted in the Formal Exchange Market, and may intervene in the Formal Exchange Market by purchasing and selling foreign currency. The Formal Exchange Market is formed by banks and other entities authorized by the Central Bank.

     For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate, dolar acuerdo, which we refer to as the reference exchange rate. The reference exchange rate is reset monthly by the Central Bank, taking into account internal and external inflation. It is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro in the international markets. The reference exchange rate is the rate at which the Central Bank carries out its foreign exchange operations. The Central Bank, however, may purchase and sell foreign currency at rates within a specified percentage below or above the reference exchange rate. On December 22, 1998, that percentage was set at 8.0% below the reference exchange rate, in the case of purchases of foreign currency, and 8.0% above the reference exchange rate, in the case of sales of foreign currency. Starting December 24, 1998, that percentage increases daily at a rate of 0.013575%. Generally, however, the Central Bank carries out its transactions at the spot rate. Nevertheless, when banks need to buy or sell U.S. dollars from or to the Central Bank, these transactions are made by the Central Bank at a rate of up to the percentage above or below, the reference exchange rate. Authorized transactions by banks are generally carried out at the spot rate, which usually fluctuates within a range above or below the reference exchange rate equal to that percentage. In order to keep the average exchange rate within an established band, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market. The observed exchange rate for any date, known as the dolar observado, is the average exchange rate of transactions in the Formal Exchange Market on the previous day, as certified and published by the Central Bank on the next succeeding business day.

     Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market through the Mercado Cambiario Informal, which we refer to as the Informal Exchange Market. There are no limits imposed on the fluctuations of the exchange rates in the Informal Exchange Market above or below the observed exchange rate. Coca-Cola Embonor estimates that, since 1992, the year-end rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market has fluctuated between approximately 12.5% below and 12.5% above the observed exchange rate. As of December 31, 2001, the rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market was less than one percent below the observed exchange rate.

     All payments are required to be made using U.S. dollars purchased in the Informal Exchange Market. No access to the Formal Exchange Market has been given for the purchase of dollars to make payments in respect of the notes. See "Additional Information--Exchange Controls" (Item 10).

     The following table shows the annual low, high, average and year-end observed exchange rates for U.S. dollars reported by the Central Bank for the periods and dates indicated. The information in this table reflects Chilean pesos at historical values rather than in constant Chilean pesos. The high and low exchange rates provided in the table are the actual high and low, on a day-by-day basis, for each period. The average rate for the years 1998 through 2002 is in each case the average of month-end exchange rates during such year.

                                              Observed Exchange Rates
                                     Low        High      Average     Period-End
                                                    (Ch$ per US$)
Year ended December 31,
     1998........................   441.44     475.41      460.29        472.41
     1999........................   468.69     550.93      508.96        530.07




     2000........................   501.04     580.37      539.49        573.65




     2001........................   557.13     716.62      634.94        654.79


     2002........................   641.75     756.56      688.94        718.61
     December 2002...............   692.54     718.61      701.95        718.61
     January 2003................   709.22     738.87      722.48        736.15
     February 2003...............   733.10     755.26      745.21        750.28
     March 2003..................   725.79     758.21      743.29        731.56
     April 2003..................   705.32     731.56      717.91        704.42
     May 2003....................   694.22     714.10      703.58        714.10

The exchange rate for U.S. dollars as of  May 31, 2003 was Ch$714.10 per U.S.$.

Source: Central Bank of Chile.

Exchange Rates in Peru

     Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. During the last two decades, however, the Peruvian currency has experienced a significant number of large devaluations. Therefore, Peru has adopted and operated under various exchange rate control practices and exchange rate determination policies. These policies have ranged from strict control over exchange rates to market-determination of rates. Current Peruvian regulations on foreign investment allow foreign holders of equity shares of Peruvian companies to receive and repatriate 100.0% of the cash dividends distributed by a company, including interim dividends. Investors are allowed to purchase foreign exchange at free market exchange rates through any member of the Peruvian banking system.

     The following table shows, for the periods and dates indicated, the annual low, high, average and year-end exchange rates for U.S. dollars established by Superintendencia de Banca y Seguros, the Superintendency of Banking and Insurance, or SBS. The information in this table reflects Peruvian nuevos soles at historical values rather than in constant Peruvian nuevos soles. The high and low exchange rates provided in the table are the highest and lowest of the 12 month-end exchange rates for each year based on the SBS Exchange Rate. The average rate for the years 1998 through 2002 is in each case the average of month-end exchange rates during such year.

                                                  SBS Exchange Rates
                                         Low        High      Average Period-End
                                             (nominal nuevos soles per US$)
Year ended December 31,
     1998.............................   2.723      3.159      2.941    3.149
     1999.............................   3.336      3.511      3.403    3.511
     2000.............................   3.453      3.531      3.495    3.527
     2001.............................   3.430      3.631      3.510    3.446
     2002.............................   3.429      3.652      3.500    3.515
     December 2002....................   3.492      3.552      3.513    3.515
     January 2003.....................   3.484      3.509      3.500    3.484
     February 2003....................   3.480      3.494      3.483    3.481
     March 2003.......................   3.475      3.488      3.478    3.475
     April 2003.......................   3.458      3.475      3.469    3.463
     May 2003.........................   3.465      3.500      3.480    3.496
The exchange rate for U.S. dollars as of May 31, 2003 was 3.496 nominal nuevos soles per U.S.$. Source: Superintendencia de Banca y Seguros


Exchange Rates in Bolivia

     Since December 1985, under decree law No. 21060 of August 29, 1985, the official exchange rate for the Bolivian peso, against the U.S. Dollar is set by the "Bolsin" of Bolivia's Central Bank and variations are a product of the offer/demand ratio of the U.S. Dollar. Purchases are carried out via commercial Banks. The exchange rate in Bolivia has been stable since 1985, with a slight rise in the last two years.

                                                    BS Exchange Rates
                                          Low        High     Average Period-End
                                                   (Bolivianos per US$)
Year ended December 31,
     1998............................     5.37       5.65       5.52       5.65
     1999............................     5.65       6.00       5.84       6.00
     2000............................     6.00       6.40       6.21       6.40
     2001............................     6.40       6.83       6.64       6.83
     2002............................     6.83       7.50       7.21       7.50
     December 2002...................     7.45       7.50       7.47       7.50
     January 2003....................     7.50       7.55       7.53       7.55
     February 2003...................     7.55       7.57       7.56       7.57
     March 2003......................     7.57       7.60       7.59       7.60
     April 2003......................     7.60       7.61       7.61       7.61
     May 2003........................     7.61       7.63       7.62       7.63
The exchange rate for U.S. dollars as of May 31, 2003 was7.63 Bolivianos per U.S.$. Source: Bolsin of Bolivian's Central Bank

B.   CAPITALIZATION AND INDEBTEDNESS



Not Applicable



C.   REASONS FOR THE OFFER AND USE OF PROCEEDS



Not Applicable



D.   RISK FACTORS

     You should consider carefully the following risk factors in addition to the rest of the information in this annual report on Form 20-F.

     Our former use of Arthur Andersen LLP as our independent public accountants may pose risks to us and may limit the ability of our security holders to seek potential recoveries from them related to their work.

     On June 15, 2002, Arthur Andersen LLP ("Arthur Andersen"), the U.S. member firm of Andersen Worldwide S.C., was convicted of obstruction of justice arising from the government's investigation of Enron Corp., and on August 31, 2002, Arthur Andersen ceased its audit practice before the United States Securities and Exchange Commission (the "SEC"). Our former independent accountant, Arthur Andersen - Langton Clarke, was the Chilean member firm of Andersen Worldwide S.C. and as a result has also ceased its audit practice before the SEC. As a foreign SEC registrant, we are required to file with the SEC annual financial statements audited by an independent public accountant registered to practice before the SEC. We engaged Ernst & Young Servicios Profesionales de Auditoria y Asesoria Limitada ("Ernst & Young Limitada"), independent accountants and a member firm of Ernst & Young Global, to serve as our independent auditor for 2002. Arthur Andersen had audited our financial statements for the years ended December 31, 2000 and 2001, and had consented to the incorporation by reference of their reports covering those financial statements in our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC. Our Annual Report on Form 20-F for the year ended December 31, 2002 includes the financial statements audited by Arthur Andersen for the 2000 and 2001 fiscal years. If the SEC ceases to accept financial statements audited by Arthur Andersen, we could experience additional costs or delays in making filings with the SEC. In addition, our securities holders may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in our 2000 and 2001 financial statements, particularly in the event that Arthur Andersen ceases to exist or becomes insolvent as a result of the proceedings against it.

Risks Relating to Coca-Cola Embonor

     Our bottler agreements with The Coca-Cola Company are critical to our operations, and changes in our relationship with The Coca-Cola Company could reduce our operating income.

     We produce, market and distribute Coca-Cola soft drinks under standard bottler agreements with The Coca-Cola Company. The Coca-Cola Company is free to enter into bottler agreements with other companies that may compete against us in our operating regions, although it has not done so to date. 84.2% of our net sales for 2002 were from sales of Coca-Cola soft drinks.

     We depend on The Coca-Cola Company to renew our bottler agreements. The bottler agreement for the five operations regions of Embonor Bottling expire on various dates between December 31, 2003 and December 31, 2005. The bottler agreement for the operating region of Coca-Cola Embonor Bottling expires on June 30, 2003; the bottler agreement for the operating region of Iquique expires on June 30, 2003; and the bottler agreement for the Bolivian operating region expires on August 31, 2005. In Peru, our bottler agreements with The Coca-Cola Company expire on April 30, 2006. The Coca-Cola Company may terminate the bottler agreements if we default on certain terms. It may also refuse to renew or extend bottler agreements after they expire. You should know that termination or non-extension of any of the bottler agreements will adversely affect our business, financial condition and results of operations.

     Our bottler agreements with The Coca-Cola Company restrict sources of supply for some raw materials, which could increase our costs and otherwise restrict our operations.

     Under the bottler agreements, The Coca-Cola Company sets prices unilaterally for Coca-Cola soft drink concentrates and soft drinks pre-mixed by The Coca-Cola Company and sold to us. We generally purchase our raw materials, other than concentrates, from multiple suppliers. With respect to the soft drink products of The Coca-Cola Company, all authorized containers, closures, cases, cartons, labels and other packaging materials must be purchased only from manufacturers approved by The Coca-Cola Company. This may restrict our ability to obtain raw materials. These bottler agreements also contain significant restrictions on our business. The Coca-Cola Company can review and approve our marketing, operational and advertising plans for all Coca-Cola soft drinks. The Coca-Cola Company reviews our annual business plans, and may require us to demonstrate our financial ability to meet them. It may also terminate our right to produce, market and distribute Coca-Cola soft drinks in regions where standards are not met. The bottler agreements prohibit us from producing, bottling, distributing or selling any products that might be confused with or considered an imitation of Coca-Cola soft drinks. The bottler agreements also prohibit us from distributing Coca-Cola products outside our bottling regions without The Coca-Cola Company's authorization. In addition, if we acquire bottlers of Coca-Cola products in other territories, we need The Coca-Cola Company's consent.

     The Coca-Cola Company has 18.34% of the voting power of the Series A shares, and 70.40% of the voting power of the Series B shares, and is able to significantly affect the outcome of shareholder voting and promote its interests over those of the other stockholders of Coca-Cola Embonor.

     Because of its share ownership, Coca-Cola de Chile S.A., a subsidiary of The Coca-Cola Company, is able to elect two of the seven members of our board of directors. We may have potential conflicts of interest with The Coca-Cola Company because of our past and ongoing relationships that could result in The Coca-Cola Company's objectives being favored over our objectives, including objectives beneficial to the other shareholders of Coca-Cola Embonor.

     These conflicts could arise over:

o the nature, quality and pricing of services or products provided to us by The Coca-Cola Company or by us to The Coca-Cola Company;

o potential acquisitions of bottling territories and/or assets from The Coca-Cola Company or other independent Coca-Cola bottlers;

o    the divestment of parts of our bottling operations;

o    the payment of dividends by us; or

o balancing the objectives of increasing sales volume of Coca-Cola beverages and maintaining or increasing our profitability.



     We also have obligations to other brand owners which may compete with our obligations to The Coca-Cola Company.

     The Vicuna family controls the board of directors of Coca-Cola Embonor and may promote its interests over the interests of other shareholders.

     The Vicuna family is able to elect a majority of the members of the board of directors and determine the outcome of certain other actions requiring shareholder approval. The interests of these controlling shareholders may conflict with the interests of Coca-Cola Embonor's other shareholders.

     We may be unable to compete successfully in the highly competitive carbonated soft drink and non-carbonated beverage segments of the commercial beverages market.

     The soft drink and non-alcoholic beverage businesses are highly competitive in each of our operating regions. In Chile, Bolivia and Peru we compete with PepsiCo, Inc. bottlers as well as bottlers of regional brands. Our soft drink products also compete generally with other non-alcoholic beverages.

     The prices of our soft drinks are highest in the Chilean operating regions, followed in descending order of price by the Bolivian operating region and the Peruvian operating region. Each of the operating regions has different personal income levels and competitive environments. In the Bolivian market, many local soft drink brands, known as "B brands," sell at lower prices; this increases price competition. In addition, in Bolivia, consumer purchasing power is approximately one-fifth of consumer purchasing power in Chile. Lower purchasing power also means lower per capita consumption of soft drinks. In Chile and Peru our policy is to use competitive pricing strategies to protect our market share.

     We need water to make our products, and its availability in our operating regions may be limited.

     We have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, and sufficient quantities of groundwater may not be available to meet our future production needs. Also, our existing water concessions may be terminated if we use more water than permitted, or default by not paying required concession-related fees or completing agreed-upon construction or improvements.

     We are subject to price volatility for certain commodities.

     In producing and packaging our products we are exposed to the price volatility for various commodities, including resins, glass bottles and aluminum. The prices we pay for such items are subject to fluctuation. When prices increase, we may or may not pass on such increases to our customers. When we have decided to pass along price increases in the past we have done so successfully; however, our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

     Sugar is one of our principal raw materials and a rise in sugar prices could adversely affect our profits.

     Prices for sugar fluctuate significantly. Increases in the price of sugar, including increases due to changes in import duties or import restrictions on sugar, will increase our cost of sales and can adversely affect our net earnings. In Chile, Coca-Cola Embonor purchases sugar primarily from Industria Azucarera Nacional S.A., the sole producer of sugar in Chile, although we have on occasion purchased sugar on the international spot market when prices were favorable. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis that has historically been consistent with international prices. In Peru and Bolivia, we purchase sugar from both local and international spot markets.

     We have substantial indebtedness, including indebtedness incurred in connection with acquisitions, and this indebtedness may adversely affect our ability to react to developments in our business and to use debt to fund future capital needs.

     Our combined total long-term debt and total shareholders' equity at December 31, 2002 was U.S.$330 million and U.S.$332 million, respectively. Our leverage and obligations could have important consequences, including the following:

     o a significant portion of our cash flow from operations goes to the payment of our debt service obligations, which reduces the funds available for operations and future business opportunities;

     o our indebtedness makes us more sensitive to a downturn in general economic conditions;

     o our substantial indebtedness limits our capacity to respond to market conditions or to meet contractual or financial obligations;

     o we may have more indebtedness in relation to our assets or cash flow than other companies with which we compete, which may place us at a competitive disadvantage, and

     o if we require additional financing in the future, our level of indebtedness may impair our ability to obtain the additional financing.

     In addition, as a result of the acquisitions of Embonor Bottling and ELSA Bottling in 1999, goodwill assets represent 51.12% of Coca-Cola Embonor's total consolidated assets and over 130.37% of Coca-Cola Embonor's shareholders' equity at December 31, 2002. ELSA Bottling and Coca-Cola Embonor's other subsidiaries acquired in 1999 operate in regions susceptible to considerable economic risk. See "--Risks Relating to Peru" and "--Risks Relating to Chile." Such risks may impair the value and the remaining estimated useful life of the goodwill associated with these companies. In accordance with applicable accounting standards, Coca-Cola Embonor will evaluate from time to time, and at least on an annual basis, the carrying value of the goodwill of its subsidiaries by estimating a subsidiary's discounted net income over the remaining life of the goodwill in determining whether the goodwill is recoverable. If goodwill is impaired as a result of losses or other factors, it may be necessary to take a charge against earnings to reflect the impairment. Such a charge may adversely affect the earnings and profitability of Coca-Cola Embonor.

     Conditions in other emerging market countries can affect economic conditions in our operating regions, and adversely affect the value of our securities.

     Economic and capital market conditions in other emerging market countries can influence economic conditions in Chile, Peru and Bolivia. Although economic conditions differ in each country, the way investors react to developments in one country can affect the securities of issuers in other countries, including Chile, Peru and Bolivia. For example, the government of Argentina devalued the Argentine peso in December 2001 and allowed its value to float. This set off an economic crisis in Argentina that negatively affected economic conditions in many Latin American countries, including the market value of company issued securities in those countries. Economic problems in other emerging market economies can also negatively effect the economies, the value of the currencies, and the value of securities of issuers in Latin American countries, including Chile, Peru and Bolivia. Accordingly, events outside of our operating regions can adversely affect economic conditions in our operating regions, and possibly adversely affect the market value of our publicly traded securities.

Risks Relating to Chile

     Chilean economic conditions could adversely affect Coca-Cola Embonor and the value of its securities.

     Approximately 54.1% (consolidated pro forma basis) of our assets are located in Chile, and sales in our Chilean operating regions accounted for approximately 47.7% of our net sales in 2002. Based on governmental estimates, growth in Chile during 2003 will be lower than historical levels of growth, and Chile's current account deficit has increased to more than 1% of gross domestic product. Moreover, high levels of inflation may return to Chile, and the value of the Chilean peso may continue to decline. The value of the Chilean peso declined approximately 6.7% in 2002. See "Key Information--Selected Financial Data--Currency Presentation and Exchange Rates" (Item 3). The Central Bank of Chile may decide to impose restrictions on our publicly traded securities in the future, and we cannot predict their potential impact or duration.

     Because Chile has different corporate disclosure and accounting standards than the U.S., you may receive information that may be different from what you are accustomed to receiving, and find it more difficult to interpret the information properly.

     Although Chilean securities laws that govern open or publicly listed companies like Coca-Cola Embonor promote disclosure of all material corporate information to the public, Chilean disclosure requirements differ from those in the United States. In addition, while Chilean law restricts insider trading and price manipulation, the U.S. securities markets are more supervised and regulated than the Chilean securities markets. Because of differences between Chilean and U.S. accounting and reporting standards, Chilean financial statements and reported earnings generally differ from those based on U.S. accounting and reporting standards. See "Operating and Financial Review and Prospects" (Item 5).

Risks Relating to Peru

     Reduced economic growth in the Peruvian economy may negatively impact our business and adversely affect the value of Coca-Cola Embonor's securities.

     Any adverse developments in the Peruvian economy may negatively impact our business and financial condition and the market value of our publicly-traded securities. Approximately 33.0% of our assets are located in Peru. Demand in any country for soft drinks and beverage products usually changes with its general economic situation. Therefore, our financial condition and results of operations will depend in part on political and economic conditions in Peru. Based on governmental estimates, growth in Peru during 2003 will be lower than historical levels of growth. Peru's gross domestic product increased by 12.8% in 1994 and 8.6% in 1995, 2.5% in 1996, 6.7% in 1997, (0.5)% in 1998, 0.9% in 1999, 3.1% in
2000, 0.2% in 2001 and 5.2% in 2002. However, despite these increases, past performance of the Peruvian economy has been volatile.

     Inflation in Peru can adversely affect our business operations and adversely affect the value of Coca-Cola Embonor's securities.

     Although the inflation rate in Peru has decreased in the recent years, a return to high levels of inflation in Peru could adversely affect the Peruvian economy and the market value of Coca-Cola Embonor's publicly traded securities. According to official indices, the inflation rate fell from 15.4% in 1994 to 10.2% in 1995, increased to 11.8% in 1996 and fell to 6.5% in 1997, 6.0% in
1998, and 3.7% in 1999. The inflation rate for 2000 was 3.7%, in 2001 was (0.5)%
and 2002 was 2.0%.

     Devaluation and fluctuations in exchange rates in Peru could adversely affect our business operations.

     The Peruvian government's economic policies affecting foreign exchanges, devaluations of the Peruvian currency, the nuevo sol, and fluctuations in the exchange rate between the nuevo sol and the U.S. dollar could adversely affect our business, financial condition and results of operations. Since March 1991, Peru has had no exchange controls and all foreign exchange transactions have been based on free market exchange rates. However, during the last two decades, the nuevo sol has faced large devaluations, and Peru has consequently adopted and operated under various exchange rate control practices and exchange rate determination policies, ranging from strict control over exchange rates to market determination of rates. We cannot assure you that the nuevo sol will not again be devalued relative to the U.S. dollar, or that the nuevo sol will not fluctuate in value significantly relative to the U.S. dollar.

     Changes in economic policies in Peru can affect our operations.

     Changes in economic or other policies of the Peruvian government or other political developments in Peru could affect our results of operations and financial condition. Although Peru has democratically elected its governments since 1980, its government often changes policies and frequently plays an interventionist role in the nation's economy. Among other things, past governments imposed controls on prices, exchange rates, local and foreign investment. They have placed restrictions on international trade and the ability of companies to dismiss employees, and have expropriated private sector assets. In July 1990, the Peruvian government implemented a broad-based reform of Peru's political system, economy and social conditions. However, in November 2000, President Alberto Fujimori was removed from power by the Peruvian Congress amid charges of corruption; he is currently residing in Japan and is contesting extradition to Peru. Alejandro Toledo was elected to the presidency and was sworn in on July 28, 2001. Notwithstanding Peru's progress in restructuring its political institutions and revitalizing its economy, it is uncertain whether the Peruvian government will be able to sustain its progress.

     Future terrorist activity in Peru can adversely affect our operations and the value of our securities.

     Coca-Cola Embonor's results of operations and financial condition could be affected by a resumption of terrorist activity in Peru. In the late 1980s, early 1990s and in 1997, Peru experienced significant levels of terrorist activity, with the Shining Path and the Tupac Amaru Revolutionary Movement escalating their acts of violence against the government and the private sector. Although the Peruvian government made substantial progress in suppressing Shining Path terrorist activity by arresting the Shining Path's leader and the principal second level of leadership and by killing or arresting almost all of the members of Tupac Amaru after the taking of hostages in the Japanese embassy in 1997, incidents of terrorism may recur in the future.

Risks Relating to Bolivia

     Reduced economic growth and higher inflation in Bolivia could adversely affect our operations and the value of our publicly traded securities.

     If economic growth slows down in Bolivia or inflation in Bolivia increases significantly, the adverse effect on the Bolivian economy could adversely impact our business, financial condition and results of operations and adversely affect the market value of our publicly-traded securities. Approximately 12.9% of our assets are located in Bolivia, and sales in the Bolivian region accounted for approximately 14.4% of our net sales in 2002. Demand in any country for soft drinks and beverage products usually changes with its general economic condition. Therefore, our financial condition and results of operations will depend in part on political and economic conditions in Bolivia. Bolivia's gross domestic product increased by 3.8% in 1996, 4.1% in 1997, 5.5% in 1998, 0.6% in 1999, 1.2% in 2000, 2.72% in 2001 and 2.0% in 2002. Since 1985, radical economic reforms have significantly reduced Bolivia's inflation and favorably affected its gross domestic product.

     We face possible exposure to Bolivian political risk, which could affect the value of our securities.

     Changes in economic policies or other political developments in Bolivia may also affect our results of operations and financial condition. Bolivia appears to be politically instable, and has had a succession of reform-minded political leaders. However, policies favorable to private sector investment and economic growth, such as those which have reduced bureaucracy, promoted domestic and foreign investment, strengthened free markets and improved education, health, housing and the physical infrastructure, may end or change.

     Devaluation and fluctuations in exchange rates could adversely affect our business operations and ability to make payments on our obligations.

     The Bolivian government's economic policies affecting foreign exchange, devaluations of the Bolivian currency, the boliviano, and fluctuations in the exchange rate between the boliviano and the U.S. dollar could affect our financial conditions and our results of operations. Since August 1985, no exchange controls have existed in Bolivia, and all foreign transactions use a flexible rate of exchange which is the average of foreign currency sales by the Central Bank of Bolivia. The boliviano experienced a 9.8% reduction in value against the U.S. dollar during 2002. We cannot assure you that the boliviano will not be devalued relative to the U.S. dollar, or that the boliviano will not fluctuate in value significantly relative to the U.S. dollar.

Item 4.  INFORMATION ON THE COMPANY



A.       HISTORY AND DEVELOPMENT OF THE COMPANY



Incorporation

     Coca-Cola Embonor was incorporated under the name Embotelladora Arica S.A. on December 3, 1969 by public deed notarized by Mr. Samuel Fuchs Brotfeld of Santiago. An abstract of its by-laws was registered on page 694, number 291 of the 1969 Registry of Commerce of Arica and was published in Official Gazette No. 27528 on December 23, 1969. It was authorized by Decree No. 2614 of December 17, 1969 of the Ministry of Finance. A restated text of its by-laws was approved at the Special General Shareholders Meeting held May 19, 1995. The minutes of that shareholders meeting were executed to public deed on June 8, 1995 and notarized by Mr. Fernando Opazo Larrain of Santiago. An abstract of that deed is registered on page 409 No. 183 of the 1995 Registry of Commerce of Arica and was published in Official Gazette No. 35190 on June 10, 1995. Coca-Cola Embonor's address is Avenida Apoquindo 3721, Piso 10, Santiago, Chile, its telephone number is (562) 299-1400, and its webpage address is http://www.embonor.cl.

     Coca-Cola Embonor is organized under the laws of Chile being subject, among others, to Law No. 18,046 de sociedades anonimas (corporations law), Law No. 18,046 de mercado de valores (securities market law), and government regulation generally applicable to companies engaged in business in its bottling territories such us labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities, and anti-trust laws.

     Under the authorization of The Coca-Cola Company, at a Special Shareholders Meeting of Embotelladora Arica S.A. held on April 27, 2000 our shareholders resolved to amend the by-laws so as to change the name of the company to Coca-Cola Embonor S.A. The minutes of that meeting were registered by public deed on May 2000 in the Notarial Office of Mr. Armando Sanchez Risi in the city of Arica.

     Coca-Cola Embonor's agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.



Corporate History

Chile

     Coca-Cola Embonor began producing and distributing carbonated beverages in its original operating region in Region I in 1962, supplying products of The Coca-Cola Company to the cities of Arica and Iquique. (Governmental subdivisions of Chile are officially designated as Regions I through XIII). In 1974, Coca-Cola Embonor completed construction of a new, modern plant. This enabled Coca-Cola Embonor to increase its production capacity five-fold. In July 1988, Coca-Cola Embonor began operations in the city of Iquique with one of the country's most modern plants. Coca-Cola Embonor's Region I plants are located in a free trade zone. This entitles Coca-Cola Embonor to a number of tax benefits such as a credit on income tax, duty-free importation of capital goods and production supplies and no value added tax on duty-free sales.

     Embonor Bottling (acquired by Coca-Cola Embonor in 1999) entered into the Coca-Cola bottling business in January 1983, by acquiring from Embotelladora Andina S.A., the bottling facilities of Region VI, Region VII, including the city of Talca, Region VIII, including the city of Concepcion, Region IX, including the city of Temuco, and a bottling region without a production plant, or "extension region," and Region X, including the city of Puerto Montt. In November 1985, Embonor Bottling acquired control of Andina's plant and the Region V bottling territory, including the city of Vina del Mar. In 1989, Embonor Bottling constructed a bottling plant in Region X, including the city of Puerto Montt. As a result, it converted this previous "extension region" into a full bottling territory. Embonor Bottling built a new production facility in Talca in 1995. In October 1997, it transferred all production from the Vina del Mar site to a new facility. Coca-Cola Embonor completed its acquisition of Embonor Bottling in May, 1999. On August 31, 2000, Coca-Cola Embonor acquired all shares in the subsidiaries Inchcape Bottling Chile S.A., Embotelladoras Williamson Balfour S.A., Embotelladora Williamson Balfour S.A. (Vina del Mar) and Embotelladora Williamson Balfour S.A. (Puerto Montt). This caused the merger by takeover of such companies and their resulting dissolution. At a General Shareholders Meeting held on August 31, 2000, the subsidiaries Embotelladora Williamson Balfour S.A. (Concepcion), Embotelladora Williamson Balfour S.A. (Talca) and Embotelladora Williamson Balfour S.A. (Temuco) approved and agreed to their merger with Embonor S.A. A Special General Shareholders Meeting of Coca-Cola Embonor held August 31, 2000, resolved to merge Coca-Cola Embonor with Embotelladora Williamson Balfour S.A. (Concepcion), Embotelladora Williamson Balfour S.A. (Talca) and Embotelladora Williamson Balfour S.A. (Temuco) by means of a takeover. This enabled Coca-Cola Embonor to control nearly 37% of the Coca-Cola sales volume in Chile by the end of December, 2002.

Bolivia

     In 1995, Coca-Cola Embonor purchased the assets of the bottling operations of The Coca-Cola Company operating in the Bolivian territories of La Paz, Cochabamba and Oruro. In January 1996, Coca-Cola Embonor added the Coca-Cola bottlers of Santa Cruz, Sucre and Tarija to its operations. These additions resulted in Coca-Cola Embonor's controlling 96.0% of the Coca-Cola soft drinks business in Bolivia. Between July and December 1997, Coca-Cola Embonor, through its subsidiary, Inversora Los Andes S.A., which we refer to as "Inansa," acquired 18.3% of the shares of Embol Bottling. This acquisition increased its ownership interest to 99.9% control of Embol Bottling. The acquisitions in Bolivia were partially financed by a June 1995 private placement of 28.7% of the shares of Coca-Cola Embonor. In 1997, a new bottling line was added in the La Paz plant, and a new blowing plant, for the production of Ref-PET bottles, began operations. In 1998, a new bottling line was opened in Cochabamba.

Peru

     Compania Embotelladora Lima S.A., translated as Lima Bottling Company and referred to throughout as "CEL," was created in 1947 as the Coca-Cola bottler for Lima, Peru. ELSA Bottling's predecessor was incorporated in Peru in 1995 when CEL was merged with three related companies. In March 1996, Inchcape acquired 25.0% of ELSA Bottling's predecessor and obtained a management contract for its bottling business. Effective January 1997, ELSA Bottling's predecessor acquired Industrial Tisco S.A., a package manufacturing company. In April 1997, it acquired the brands and related production assets of the soft drink brand Kola Inglesa and the treated table water San Luis from Inchcape.

     On May 1, 1997, ELSA Bottling's predecessor merged with Porvent S.A., owner of the Kola Inglesa and San Luis brands. As a result, ELSA Bottling was created. During 1997, ELSA Bottling entered into negotiations to merge with Coca-Cola bottlers in Northern and Southern Peru. At that time, it was the only franchised bottler for the Lima area. The bottlers had operated as four distinct companies:
Transportadora y Comercializadora Lambayeque S.A., Compania Industrial Nor Peruana S.A., Compania Industrial Nor Oriente S.A. and Empresa Productora de Plasticos S.A. In the Southern Division, five distinct companies were Coca-Cola bottlers until they merged into Negociacion Sur Peruana effective January 1997. In November 1997, an agreement was reached with the Northern and Southern Coca-Cola bottlers. As a result, both those Coca-Cola licensed bottlers were merged into ELSA Bottling. The mergers were completed in January 1998. At the time of entering into the stock purchase agreement, Inchcape owned 53.1% of ELSA Bottling's currently issued and outstanding common shares and 6.8% of ELSA Bottling's currently issued and outstanding investment shares. It also owned 50.2% of Iquitos' currently issued and outstanding common shares and 81.9% of the currently issued and outstanding investment shares of Iquitos. On April 11, 2001, ELSA Bottling's purchased the Iquitos bottling's operations in the amount of Ch$2,756 million. Such amount was fully paid in U.S. dollars as of December 31, 2001.

Other events during 2002

     In Chile, the carbonated beverage Kapo Axion was launched on the market. It is an extension of the well-known Kapo brand of juice and is oriented towards the children's segment, using novel flavors, colors and image. In November, in reinforcement of the company's position in that segment, it also began to distribute High-C, a high-quality vitaminized juice. Both Kapo and High-C are brands of the Coca-Cola Company.

     In the Bolivia operation, the brand Tai was launched, which forms part of the product portfolio of the Coca-Cola Company. Its purpose is to strengthen our position in the lower price segments.

     In Peru, we launched San Luis O2, our own brand of oxygen-enriched purified water, which contains, using innovative technology, 10 times more oxygen than regular water. All of these initiatives seek to improve our position as bottlers, while strengthening our brands.

    Acquisitions; Divestitures; Capital Expenditures

     At the end of 2002, the geographic zone in Peru was expanded, in which the Coca-Cola and Inca Kola brands are sold jointly. Our subsidiary ELSA received the franchise to bottle and distribute the Inca Kola brands in the areas of Arequipa, Moquegua and Tacna, thus consolidating that brand under our operation throughout the entire south of Peru. This will provide an important base for additional volume, which is estimated to be around 2.0 million unit cases per year.

     Other than the acquisitions of Embonor Bottling, ELSA Bottling and Iquitos, described above, Coca-Cola Embonor has not made any significant capital expenditures in the last three financial years, and is not in the course of making any material capital expenditures.

Takeover Offers

     There have been no public takeover offers by third parties in respect to Coca-Cola Embonor's shares, or by Coca-Cola Embonor in respect of other companies' shares during 2002 or 2003 (through the date hereof).

B.       BUSINESS OVERVIEW

     Coca-Cola Embonor's principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 84.2% of Coca-Cola Embonor's net sales in 2002, 84.7% in 2001 and 88.4% in 2000. Coca-Cola Embonor is one of the leading producers and distributors of Coca-Cola soft drinks in Latin America, and the leading producer and distributor of soft drinks in each of the regions in which it operates. In 2002, Coca-Cola Embonor was the leader in the sale of soft drinks in its Chilean operating regions, where it had a share of total soft drink sales of approximately 57.1%. In Bolivia, Embol Bottling's share of total soft drinks sales was approximately 50.1% in 2002. In Peru, ELSA Bottling's share of total soft drink sales was approximately 32.3% in 2002, excluding the Inca Kola brands that Coca-Cola Embonor produces and distributes in the Northern and Southern Divisions of Peru, under the exclusive rights of The Coca-Cola Company. In addition to Coca-Cola soft drinks, Coca-Cola Embonor distributes Vital (mineral water) and fruit juices and fruit flavored non-carbonated beverages such as Kapo, Andifrut and Nectar Andina, in Chile under the authorization of The Coca-Cola Company. Also, in Region I of Chile, Coca-Cola Embonor produces and distributes its own brand of mineral water, Mamina, and distributes beers. In Bolivia, Embol Bottling produces and distributes its own brand of table water and, in Peru, Elsa Bottling produces a proprietary soft drink brand.

Differences in Operating Conditions

     Important differences exist on a macroeconomic level and in operating conditions among the major operating regions of Coca-Cola Embonor: the Chilean operating regions, the Bolivian operating region and the Peruvian operating region. These differences have a significant effect upon Coca-Cola Embonor's operating margins in these operating regions.

    Pricing Environments

     The prices of Coca-Cola Embonor's soft drinks are highest in the Chilean operating regions, followed in descending order of price by the Peruvian operating region and the Bolivian operating region. Each of the operating regions has different personal income levels and competitive environments. In the Bolivian market, many local soft drink brands that are known as "B brands" sell at lower prices. This increases price competition. In addition, in Bolivia, consumer purchasing power is approximately one-fifth of consumer purchasing power in Chile. Lower purchasing power also means lower per capita consumption of soft drinks. In Chile and Peru Coca-Cola Embonor's policy is to use competitive pricing strategies to protect its market share.

    Cost of Raw Materials

     Chilean Operations. Coca-Cola Embonor purchases concentrate from the Coca-Cola Company, which establishes the prices. Coca-Cola Embonor purchases sugar primarily from the sugar importers E.D. & Man Chile Ltda., Profina and Austrade S.A., sugar importers for use at plants in Region I of Chile, and Industria Azucarera Nacional S.A., the sole producer of sugar in Chile. We also purchase sugar on the international market when prices are favorable. Coca-Cola Embonor obtains carbon dioxide gas from Praxair and Aga Chile S.A.. Externally sourced glass and plastic bottles are purchased from Envases CMF S.A. and Cristalerias de Chile S.A. Bottle tops are purchased from Alusud Embalajes S.A., as well as from Crown Cork S.A. Water used in soft drink production is sourced from Coca-Cola Embonor's own network of wells with the exception of the Concepcion plant, which receives water from the municipal supply. The water is filtered and treated to remove impurities and to adjust taste and is subject to rigorous quality control. Coca-Cola Embonor purchases cans for soft drinks from Envases Central S.A., in which it has a 33.0% ownership interest.

     In 2002, principal raw materials accounted for approximately 53.1% of the total cost of net sales for Coca-Cola Embonor's Coca-Cola soft drinks in Chile. These raw materials included packaging. The cost of concentrate accounted for approximately 28.2% of the raw materials cost, sugar accounted for 13.5%, one-way bottles accounted for 8.7%, bottle tops accounted for 2.1% and carbon dioxide gas accounted for 0.5%. Water did not constitute a significant raw material cost.

     Bolivian Operations. In Bolivia, Coca-Cola Embonor purchases concentrate from The Coca-Cola Company and purchases sugar from three different suppliers. Carbon dioxide is purchased from Liquid Carbonic of Bolivia S.A. Coca-Cola Embonor purchases bottle tops from several suppliers. Externally sourced glass and plastic bottles are purchased from Envases CMF S.A., Vitrolux S.A. and Fabrica Boliviana de Vidrios S.A. Coca-Cola Embonor believes that these sources are adequate and will be able to continue supplying Coca-Cola Embonor's future needs.

     In 2002, principal raw materials accounted for approximately 72.7% of the total cost of net sales for Coca-Cola Embonor's in Bolivia. These raw materials included packaging. The cost of concentrate accounted for approximately 32.4% of the raw materials cost, sugar accounted for 15.0%, one-way bottles accounted for 19.1%, bottle tops accounted for 4.3% and carbon dioxide gas accounted for 1.9%. Water did not constitute a significant raw material cost.

     Peruvian Operations. A subsidiary of The Coca-Cola Company is the key supplier of concentrate to ELSA Bottling. Small amounts of non-Coca-Cola concentrate are produced by ELSA Bottling for use in its own brands, principally Nectarin and Kola Inglesa. Sugar is sourced from Amerop Peru S.A. and Opiesa. Carbon dioxide is supplied by Praxair del Peru and Tecnogas S.A. Externally sourced glass and plastic bottles are purchased from Vidrios Industriales S.A., San Miguel Industrial, Alusud Peru S.A. and Amcor Pet Packaging del Peru. ELSA Bottling has its own refillable and one-way bottle manufacturing plants in Lima and in Chiclayo located in the North. In the Southern Division, in Arequipa, equipment for plastic bottle manufacturing is located within the plant. It is contracted solely for use by ELSA Bottling.

     In Peru, principal raw materials accounted for approximately 75.4% of the total cost of net sales for ELSA Bottling's Coca-Cola soft drinks. These raw materials included packaging. The cost of concentrate accounted for approximately 22.6% of the raw materials cost, sugar accounted for 22.1%, one-way bottles accounted for 23.4%, bottle tops accounted for 5.6% and carbon dioxide gas accounted for 1.7%. Water did not constitute a significant raw material cost.

    Per Capita Consumption

     Chile. In Chile, at the end of 2002, average annual per capita consumption of Coca-Cola products in the franchise territories of Coca-Cola Embonor was 215 equivalent eight ounce bottles. The comparable consumption per capita in the whole of Chile was 285 eight ounce bottles, implying that there is an important opportunity for growth in Coca-Cola Embonor's territories.

     Bolivia. At the end of 2002, the annual per capita consumption of Coca-Cola products was 81 eight ounce servings, a relatively low figure that indicates the considerable growth potential that continues to exist for Embol Bottling within an industry that is still in its infancy. Coca-Cola Embonor considers that there are major opportunities for further enhancing the brand equity of the Coca-Cola Company's brands and for developing an optimum balance between price and packaging mix as well as further developing consumption in rural areas, which encompass more than 35% of the country's population

     Peru. The soft drink segment of the Peruvian commercial beverages market has the lowest per capita consumption rate in Latin America. The per capita consumption rate within Peru varies within the regions and is related in part to population density and per capita income. Per capita consumption is higher in Lima than in the Northern and Southern Divisions. Lima is an urban center with the highest per capita income in Peru. Significantly lower per capita income and a dispersed population characterize the Northern and Southern Divisions. Also, climatic conditions vary among the regions. Lima maintains a relatively stable, dry climate all year-round. The Northern and Southern Divisions experience wide seasonal variations in temperature and precipitation levels, which can impact consumption patterns. The Lima market has been the subject of well-developed marketing and distribution efforts since 1995. ELSA Bottling is currently in the process of rebuilding the Northern bottling territory by servicing territories relinquished by the previous Coca-Cola bottler and refurbishing existing equipment. In 2002, over the same period, the average annual per capita consumption of soft drinks has risen to 71 eight-ounce servings.

    Distribution

     Chile. Within Chile, significant differences exist between Region I and the operating regions consisting of Regions V through X. Coca-Cola Embonor's distribution system in Region I is concentrated primarily in two cities, Arica and Iquique, as well as a number of mining and fishing industry locations. In contrast, Coca-Cola Embonor within Regions V through X serves regions of Chile that are spread over a wide geographical area of approximately 1,200 km in length. Distribution of products across such a distance is generally more complex and costly than servicing primarily urban bottling territories and requires unique experience and skills. In this operating region, Coca-Cola Embonor tries to minimize distribution costs and benefit from the popularity of the returnable packaging format. Therefore, it has placed plants and warehouses in sites strategically located within the operating region. The cost of distribution per unit case during 2002 averaged Ch$87 in Chile.

     Bolivia. In Bolivia, the bottling territories are more diverse. They vary from La Paz, Cochabamba and Santa Cruz, which are urban areas with high population densities, to Sucre, Oruro and Tarija, which are rural areas with low population density. Access to customers in the rural areas is more difficult and expensive than access to customers in urban areas. The cost of distribution per unit case during 2002 averaged Ch$77 in Bolivia.

     Peru. Distribution of products within Peru is affected by population density and topography. Lima is the largest urban area. Distribution in the Northern and Southern Divisions is more challenging. It is affected by low population density as well as mountainous terrain in the Southern Division and desert in the Northern Division. Access to customers in the rural areas is more difficult and expensive compared to Lima. The cost of distribution per unit case during 2002 averaged Ch$86 in Peru.

     Income Taxes

     Chile. In Chile, most of the operating region located in Region I is located in free trade zones. Therefore, on an unconsolidated basis, these operations pay very low income taxes on profits from operations. As stipulated in Law No. 19,753 of September 28, 2001, income tax increased from 15% in 2001 to 16% for 2002, 16.5% for 2003 and 17% as from 2004. In the Region V through X operating regions, income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

     Bolivia. In Bolivia, there are two types of corporate taxes payable: income taxes on annual net income, and transaction taxes on all business transactions. The corporate income tax rate in Bolivia is 25.0% and the transaction tax is levied at a 3.0% flat rate per transaction. Coca-Cola Embonor's Bolivian operations calculate and make payment for Bolivian income taxes annually. Coca-Cola Embonor records the amount paid in the balance sheet as a "Recoverable Tax" asset. Amounts incurred for transaction taxes are then recorded as an offset against this asset, to the extent of the income taxes paid. They were charged against sales revenue in the income statement until 2000. No income tax expense has been shown for Chilean GAAP purposes in the three years ended December 31, 2000, 2001 and 2002.

     Peru. In Peru, income taxes and employees' participation taxes are calculated in accordance with current tax laws in Peru and the income tax rates are 30% and 10%, respectively, of taxable retained earnings. The corporate income tax rate was reduced from 30% to 27% starting in the 2002 tax year. The rate of tax relating to employees' participation has remained at 10%.



Business Strategy

     Coca-Cola Embonor's objectives are to maintain and re-enforce its leadership position as a bottler and distributor of carbonated soft drinks in each of the markets in which it participates, and to maximize long term profitability. To pursue these goals, Coca-Cola Embonor is actively developing the following corporate strategies:

     o Strengthening Coca-Cola Embonor's relationship with The Coca-Cola Company by:

          - coordinating with respect to the international and local strategies that The Coca-Cola Company is engaged in to improve all aspects of Coca-Cola Embonor's operations;

          - cooperating with The Coca-Cola Company at corporate, country and local market levels to develop and achieve marketing and sales goals;

     o Continuing to develop and improve Coca-Cola Embonor's franchises and increasing the per capita consumption of soft drinks, juices, other non-carbonated soft drinks, mineral water and table water by:

          - Increasing the brand awareness of The Coca-Cola Company's brands in each franchise territory in which it operates;

          - Taking a timely, proactive and responsive attitude towards the changing needs of consumers, optimizing the mix of brands and products to capitalize on distinct customer preferences;

          -    Improving point-of-sale presentation;

          - Improving the level of service to its existing and potential clients;

          - Using Coca-Cola Embonor's expertise in managing a returnable bottle system to take advantage of consumer preferences;

          - Maximizing the benefits of "channel marketing" strategies developed in conjunction with The Coca-Cola Company; and

          - Increasing the number and average size of transactions carried out by its existing and potential client and consumer base;

     o Lowering its costs by:

          - Improving the distribution network in each of its franchise territories; and

          - Updating its production systems to improve productivity and comply with or exceed the quality assurance norms established by The Coca-Cola Company; and

     o Maintaining dedicated and committed teams to assure the complete alignment of bottling plants with the overall strategies and objectives of Coca-Cola Embonor.

    Chile

     Coca-Cola Embonor operates in Region I of Chile and, since the beginning of 1999, in the greater part of Regions V and VI and throughout Regions VII to X. Coca-Cola Embonor's soft drink plants are located in Arica, Iquique, Vina del Mar, Talca, Concepcion, Temuco and Puerto Montt.

     Coca-Cola Embonor is the sole producer and distributor of Coca-Cola soft drinks in this region and is the largest bottler of soft drinks in its operating area. It produces, markets and distributes, directly and through its subsidiaries, the following Coca-Cola soft drinks:

                                    Coca-Cola

                                 Coca-Cola light

                                      Fanta

                                   Fanta Light

                                     Sprite

                                  Sprite Light

                                     Quatro

                                  Lift Manzana

                                       Tai

                      Kapo Axion (launched in August 2002)

                                Nordic Mist-Tonic

                             Nordic Mist-Ginger Ale



     During 2002, Kapo Axion was launched into the Chilean market in order to improve Coca-Cola Embonor's offering in the children and school segments.

     These brands are produced, marketed and distributed under several bottler agreements with The Coca-Cola Company. All of these bottler agreements grant Coca-Cola Embonor the right, with some limited exceptions, to produce and sell licensed Coca-Cola products and use related Coca-Cola trademarks in the Chilean operating regions. See "Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10).

     Coca-Cola Embonor also distributes Vital mineral water produced by Vital S.A. and distributes fruit juices and fruit flavored beverages under trademarks owned by The Coca-Cola Company in all of its Chilean operating regions. The Vital brand, as well as the spring source of the mineral water, is owned by The Coca-Cola Company. The bottling plants are owned by Embotelladora Andina S.A., another Chilean bottling company, hereinafter referred to as "Andina."

     In addition to its Coca-Cola soft drinks business, in Region I Coca-Cola Embonor also produces and distributes its own brand of mineral water, Mamina, which is bottled at a plant located at the water source of Mamina, some 126 kilometers from Iquique.

     In Region I, Coca-Cola Embonor also distributes the Peruvian beers Arequipena and Cuzquena. See "--Other Beverages--Juices and Mineral Water in Chile."

     In addition to its bottling operation, Coca-Cola Embonor owns a 33.0% interest in Envases Central S.A., a Chilean canning facility.

     As at December 31, 2002, in the Chilean operating regions Coca-Cola Embonor had a total installed annual production capacity of 178 million unit cases of 24 eight-ounce servings and seven soft drink plants with fourteen bottling lines and one mineral water plant with one bottling line. Its distribution network is comprised of 30 distribution centers. It relies on third-party owned and operated trucks to deliver its products to over 57,641 customers. See "--Soft Drink Business" and "--Customers and Product Distribution."

     In the Chilean operating regions Coca-Cola Embonor's single most important brand is Coca-Cola. It accounted for 63.4% and 64.4% of Coca-Cola Embonor's total consolidated sales volume in 2001 and 2002, respectively. Fanta accounted for 11.5% and 10.3% of the sales volume in 2001 and 2002. It is currently the second largest brand in terms of annual unit case sales volume.

     Bolivia

     The Bolivian operating region, in which Embotelladoras Bolivianas Unidas S.A. operates, consists of all of Bolivia except the provinces of Pando and Beni. With the exception of these provinces, Embol Bottling is the exclusive bottler and distributor of Coca-Cola products in Bolivia. The provinces of Pando and Beni in which Embol Bottling does not operate represent approximately 2.0% of total Coca-Cola sales volume in Bolivia.

     Coca-Cola Embonor produces, markets and distributes the following Coca-Cola soft drinks in its Bolivian operating region:

                                    Coca-Cola

                                 Coca-Cola light

                                      Fanta

                                     Sprite

                                      Simba

                          Fresca (launched during 2001)

                          Tai (launched in March 2002)



     During 2002, Tai was launched into the Bolivian market with the aim of improving the Company's offering in the low priced brand segment and complementing the strategic role of Simba as a value protection brand.

     In Bolivia, Embol Bottling also produces and distributes its own brand of carbonated beverages as well as table water. In addition, Embol Bottling manufactures Ref-PET plastic bottles and OW PET bottles under a license from the Swedish Company PLM, for use in Coca-Cola Embonor's Bolivian operations. See "--Other Beverages--Other Soft Drinks and Table Water in Bolivia."

     In the Bolivian operating region Embol Bottling has 7 bottling lines with installed annual capacity of 77 million unit cases. Coca-Cola Embonor's distribution network generally relies on a combination of company-owned trucks and trucks owned by independent distributors in each region where Coca-Cola Embonor operates. Coca-Cola Embonor delivers its products to approximately 73,539 customers in the Bolivian operating region. See "--Soft Drink Business" and "--Customers and Product Distribution."

     Coca-Cola Embonor produces, markets and distributes Coca-Cola, Coca-Cola light, Sprite, Fanta, Simba, Fresca and Tai in Bolivia under a bottler agreement with The Coca-Cola Company. All of these bottler agreements grant Coca-Cola Embonor the right, with limited exceptions, to produce and sell the licensed products and use the related trademarks in the Coca-Cola Embonor Bottling operating region and the Bolivian operating region. See "Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10). Embol Bottling's single most important brand is Coca-Cola. It accounted for 58.1% and 55.0% of its total consolidated sales volume in 2001 and 2002, respectively. Simba accounted for 16.9% and 19.0% of the sales volume in 2001 and 2002, respectively. It is currently the second largest brand in terms of annual unit case sales volume.

     Peru

     Coca-Cola Embonor participates in the soft drink and table water markets in Peru through Embotelladora Latinoamericana S.A.

     ELSA Bottling supplies an extensive territory encompassing a large part of the population of Peru and generates approximately 95% of the national sales volume of Coca-Cola. ELSA Bottling is the principal soft drink bottler in Peru and, under an exclusive license from The Coca-Cola Company, is the exclusive bottler and distributor of the following brands:



                                    Coca-Cola

                                 Coca-Cola light

                                      Fanta

                                     Sprite

                     Schweppes - Ginger Ale, Tonic & Citrus

                         Tai (launched in December 2002)

                                  Inca Kola (1)

                               Inca Kola Diet (1)

                                 Bimbo Break (1)

                                Sabores Bimbo (1)



     (1) Only in the Northern and Southern Divisions

     ELSA Bottling is organized into 4 operating divisions: Central Division
(Lima); Southern Division (Arequipa, Cusco, Ica, Tacna and Juliaca); Northern Division (Trujillo, Chimbote, Chocope, Cajamarca and Huaraz); and Eastern Division (Iquitos). The Southern Division is the exclusive producer and distributor of Nectarin and Nusta, both brands from The Coca-Cola Company. The Northern and Southern Divisions produce and distribute Inca Kola, Inca Kola Diet, Bimbo Break and Sabores Bimbo, also brands from The Coca-Cola Company. In the Central and Northern Divisions, ELSA Bottling produces and distributes its own soft drink brand, Kola Inglesa.

     Nectarin and Nusta were recently acquired by The Coca-Cola Company and, for the purposes of comparison, this report does not include these brands as part of the Coca-Cola brand portfolio. Both brands accounted for 4.5% of total year end 2002 soft drinks sales volume. ELSA Bottling is the largest manufacturer and distributor of carbonated and non-carbonated table water under its own Peruvian trademarks, San Luis and San Antonio. See "--Other Beverages--Other Soft Drinks and Table Water in Peru."

     ELSA Bottling has installed annual production capacity of 154 million unit cases of 24 eight-ounce servings, seven bottling plants and 14 bottling lines. ELSA Bottling relies on a distribution network comprised of 456 company-owned and independent distributor trucks. It delivers its products to over 85,069 customers. See "--Soft Drink Business" and "--Customers and Product Distribution."

     Soft Drink Business

     Overview

     The soft drink businesses in each of Coca-Cola Embonor's operating regions -- the Chilean, Bolivian and Peruvian operating regions -- are characterized by different attributes. This has resulted in varying levels of per capita soft drink consumption. Generally, soft drink consumption in each region is positively related to that region's growth in GDP per capita and increases in disposable income. It is negatively related to increases in real prices and sales or value-added taxes. In addition, soft drink consumption in a particular region is also influenced by characteristics particular to that region. These characteristics include population density, climatic conditions, customer demographics and water quality.

     The following table shows, for each of the periods indicated, the estimated per capita consumption of Coca-Cola soft drinks for the Chilean operating regions, the Bolivian operating region, and the Peruvian operating region. It is expressed as a percentage of overall per capita soft drink consumption. Per capita consumption data for each bottling region is calculated by dividing management's estimate of applicable aggregate consumption of Coca-Cola soft drinks by the estimated population within the region. It is expressed on the basis of the number of eight-ounce servings of Coca-Cola soft drinks consumed annually per capita. Percentages reflect consumption of Coca-Cola soft drinks as a percentage of total estimated per capita soft drink consumption. The total soft drink consumption includes Coca-Cola soft drinks plus competing soft drinks.



                                 Estimated Annual Per Capita Consumption of Coca-Cola Soft Drinks(1):

                                                             Year ended December 31,                   Estimated
                                               ----------------------------------------------------- Population at
                                                 2000      %      2001      %      2002       %    December 31, 2002
                                                 ----      -      ----      -      ----       -    -----------------
                                                                                                     (in millions)
     Chile operating regions (1)..............   237       67      222      61      215     57.1         7.1
     Bolivian operating region (2)............    83       51       81      52       81     50.1         7.9
     Peruvian  operating region (3)...........    57       31       60      37       71     37.2        19.0
--------------

(1) 2000 and 2001 data includes all areas of current Chilean operation under Coca-Cola Embonor management: Regions I, V, VI, VII, VIII, IX & X.

(2) Data includes all areas of Bolivia under Coca-Cola Embonor management and control.

(3) Data includes all areas of Peruvian operation under Coca-Cola Embonor management.



Source:  Chile: A.C. Nielsen.

         Bolivia: TRAC.

         Peru: TRAC. Includes Inca Kola brands under management of ELSA Bottling since first quarter of 2001, in Northern and Southern Divisions.

     The portion of the Chilean operating regions located in Region I has two urban centers, Arica and Iquique. It is otherwise characterized by low population density, large tourist influx, relatively high per capita income and warm weather. The remaining portion of the Chilean operating regions, consisting of Regions V to X are comprised of urban centers and rural areas. These regions serve nearly 85% of Chile's total rural population and 34% of its total urban population. The urban areas, including Vina del Mar, Talca, Concepcion, Temuco and Puerto Montt, have relatively high population density. They also have high per capita soft drink consumption. By contrast, the rural areas have low population density and per capita income. They are characterized by low per capita soft drink consumption.

     In Bolivia, per capita income is lower than in Chile. In addition, the Bolivian operating region is more diverse than the Chilean operating regions. The La Paz, Cochabamba and Santa Cruz bottling territories have a higher population density than the predominantly rural territories of Sucre, Oruro and Tarija. The soft drink segment of the beverage market in the Bolivian operating region is still developing. Distribution and access to customers in the rural areas is difficult and relatively expensive. Bolivia is experiencing significant population growth. A large percentage of its population is under 25 years of age.

     The Peruvian operating region is also different from the Chilean operating regions. The metropolitan area of Lima is characterized by a high population density. The rest of Peru, however, covers a large geographic area of low population density and low per capita income. Peru overall is currently characterized by very low per capita soft drink consumption.

     Sales

     The acquisition of the Peruvian and Chilean bottling businesses of Inchcape plc in 1999 resulted in an increase in "unit cases" sold over comparable 1998 figures of over 250% for Coca-Cola Embonor. Total unit cases sold in 1999 were
174.17 million. A "unit case" or "UC" is equal to 24 eight ounce bottles or 5.67 liters.

     In 2001, growth was 0.7% compared to 2000 and in 2002, growth was 1.2%. Unit case sales volume of Coca-Cola Embonor's Coca-Cola soft drinks was 148.9 million unit cases in 2002, 148 million unit cases in 2001, 147.2 million unit cases in 2000 and 147.1 million unit cases in 1999. See "Operating and Financial Review and Prospects--Results of Operations for the Years Ended December 31, 2000, 2001 and 2002" (Item 5).

     Chilean Operations. The majority of Coca-Cola Embonor's sales in the Chilean operating regions is in the "take-home" segment. This segment consists of sales through small retail stores, supermarkets, grocery stores and other retail outlets. In addition, Coca-Cola Embonor currently sells products in the "on premise" or "immediate consumption" segment. This segment consists of sales through restaurants, bars, kiosks and various types of dispensing machines. It also includes "point of sale" programs in hotels, public buildings, rail, bus and air terminals, and in auditoriums and cinemas and theaters. Many of these customers stock Coca-Cola Embonor's products exclusively. The vast majority of Coca-Cola Embonor's sales are on a cash basis. See "Customers and Product Distribution."

     Coca-Cola Embonor estimates that its share of total soft drink sales in its Chilean operating regions was 67% in 2000, 61.2% in 2001 and 57.1% in 2002. The decrease in market share during 2002 is principally due to the growth of price driven brands and private labels in supermarkets. The total population of the Chilean operating region is approximately 7.1 million. In Chile, Coca-Cola Embonor currently produces and distributes eight brands of Coca-Cola soft drinks in a variety of can, glass and plastic, in returnable and non-returnable formats.

     The following table shows, for the periods indicated, Coca-Cola Embonor's volume of Coca-Cola soft drinks sold in the Chilean operating regions:

                           Soft Drinks Sales by Volume
                            Chilean Operating Regions

                                                                    Year ended December 31,
                                                        2000                2001                 2002
                                                        -----               ----                 ----
                                                           (in unit cases of 24 eight-ounce servings)
Coca-Cola.......................................   45,592,820 UC's      44,695,049 UC's       44,508,633 UC's
Fanta...........................................    9,035,506            8,106,861             7,117,096
Sprite..........................................    8,481,763            8,013,375             6,969,044
Sprite light....................................      332,297              304,822               283,942
Coca-Cola light ................................    2,429,231            2,630,270             2,826,531
Fanta Light (1).................................           --               49,372               147,594
Lift Manzana....................................       89,773              198,528                 4,908
Quatro..........................................    1,017,076              491,072               407,535
Nordic Mist--Ginger Ale & Tonic..................      254,177              249,369               233,951
Tai (2).........................................            --              95,117             1,387,091
Inca Kola (3)...................................            --              11,564                     4
Kapo Axion (4)                                              --                   --              114,579

   Total........................................   67,232,643 UC's      64,845,399 UC's       64,000,904 UC's
                                                   ===========          ===========           ===============

--------------
(1) Fanta Light was launched during  2001.
(2) Tai was launched towards the end of 2001.
(3) Inca Kola was launched in Region I during 2001 and discontinued in 2002
(4) Kapo Axion was launched in August 2002


     In Chile, Coca-Cola soft drinks are distributed in returnable glass and Ref-PET bottles of various sizes and in non-returnable (OW) PET bottles and aluminum cans. For returnable formats, consumers generally initially pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle. The one-time deposit is not refundable and the original deposit is put towards the purchase of another soft drink without paying a new deposit. Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is distributed in stainless steel and bag-in-box containers. The most popular forms of soft drink presentations in the Chilean operating regions are the 2.0-liter returnable Ref-PET presentation, the 3.0-liter non-returnable bottle and the 1.5-liter returnable Ref-PET format. Together, they accounted for 56.7%, 57.5% and 58.0% of Coca-Cola Embonor's total Chilean soft drink sales volume in 2000, 2001 and 2002, respectively. In total, non-returnable presentations, including cans and post-mix containers, represented 30.6%, 33.4% and 38.4% of total soft drink sales in the Chilean operating regions in 2000, 2001 and 2002, respectively. Growth in sales of non-returnable presentations reflect, in part, increased emphasis of supermarkets and consumer preferences for the convenience of non-returnable presentations.

     Single-serve presentations (those less than 0.5 liters), represented 15.3% of total soft drink sales in the Chilean operating regions in 2002, compared to 14.8% in 2001. The trend in recent years has been towards growth in sales of multi-serve presentations, but in year 2002 the introduction of the 8-ounce glass refillable bottle has delayed this trend. This success is primarily attributable to the convenience of its on-premise consumption as well as its "magic" and lower price per bottle. Coca-Cola Embonor has also introduced larger and non-returnable presentations, like the 3.0-liter non-refillable plastic bottle, in response to consumer preferences.

     Coca-Cola soft drinks in aluminum cans were launched in Chile in 1991. They accounted for 2.8% and 2.2% of Coca-Cola Embonor's sales of soft drinks by volume in 2001 and 2002. The 2.0 liter Ref-PET bottle was introduced in 1995. It accounted for 44.1% and 40.0% of Coca-Cola Embonor's sales in 2001 and 2002.

     The following table shows, for the periods indicated, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

                       Soft Drinks Sales by Packaging Type
                            Chilean Operating Regions

                                                            Year ended December 31,
                                                          2000       2001        2002
                                                          -----      ----        ----
                                                           (expressed in percentages)
Returnables:
     Glass 192 cc....................................        0.0%       0.0%        0.3%
     Glass 237 cc....................................        0.0        0.0         0.9
     Glass 350 cc....................................        6.9        6.2         5.5
     Glass 1000 cc...................................        5.8        6.9         7.4
     Plastic (Ref Pet) 1.5 lt........................       11.4        9.4         7.5
     Plastic (Ref Pet) T 2.0 lt......................       45.3       44.1        40.2
     Subtotal........................................       69.4       66.6        61.8
Non-Returnables:
     Glass 8 oz......................................        1.6        0.8         0.4
     Glass 266 cc....................................        0.1        0.1         0.1
     Plastic shielded glass-296 cc...................        0.1        0.0         0.0
     Plastic 250 cc..................................        0.0        1.5         2.2
     Plastic 500 cc..................................        3.2        3.4         3.6
     Plastic 1.1 lt..................................        0.0        0.0         0.1
     Plastic 1.25 lt.................................        0.0        0.0         0.1
     Plastic 1.5 lt..................................        8.4        8.5         9.0
     Plastic 1.75 lt.................................        0.0        0.0         0.6
     Plastic 2.0 lt..................................        2.5        2.3         1.6
     Plastic 2.25 lt.................................        0.0        0.1         0.3
     Plastic 2.5 lt..................................        7.8        6.4         4.3
     Plastic 3.0 lt..................................        0.0        4.0        10.5
Aluminum cans-354 cc.................................        3.6        2.8         2.2
     Subtotal........................................       27.3       29.9        35.0
     Post-Mix........................................        3.3        3.5         3.2
                                                             ---        ---         ---
          Total......................................       100.0%     100.0%      100.0%
                                                            =====      =====       =====


     Bolivian Operations. The Bolivian operating region consists of the regions of La Paz, Cochabamba, Santa Cruz, Oruro, Sucre and Tarija. Embol Bottling is the largest soft drinks bottler in Bolivia and sold 28.59 million unit cases during 2002. This volume is 0.6% higher than the volume sold in the prior year. Coca-Cola Embonor estimates that its share of total soft drink sales in the Bolivian operating region was 52.6% in 2000, 52.0% in 2001 and 50.1% in 2002. This reduction in market share was principally the result of pricing activities of local brands operating in certain cities.

     The total population of the Bolivian operating region is approximately 7.9 million. In Bolivia, Coca-Cola Embonor produces and distributes seven brands of Coca-Cola soft drinks in a variety of glass, plastic, returnable and non-returnable packaging.

     Management estimates that in 2002, 2001, and 2000, the majority of the total unit case sales for Coca-Cola Embonor in Bolivia was in the "take-home" segment. Additional sales in the Bolivian operating region were in the "on premise" or "immediate consumption" segment. Coca-Cola Embonor bolstered the immediate consumption segment by the introduction of the "supermini" presentation in 1995. "Supermini" is a 190 cc returnable glass bottle which sells for the price of one boliviano. Management believes that there are opportunities in the on-premises consumption market and has developed activities to increase the incidence of single serve formats. See "--Customers and Product Distribution."

     The following table shows, for the periods indicated, Coca-Cola Embonor's volume of Coca-Cola soft drinks sold in the Bolivian operating region:



                      Coca-Cola Soft Drinks Sales by Volume
                            Bolivian Operating Region

                                                                     Year ended December 31,
                                                         2000                  2001                 2002
                                                         ----                  ----                 ----
                                                           (in unit cases of 24 eight-ounces servings)
Coca-Cola......................................       17,118,932UCs         16,513,268UCs        15,713,967UCs
Coca-Cola light................................          124,688               231,567              354,832
Fanta..........................................        2,456,437             2,346,887            1,925,936
Sprite.........................................        2,481,978             2,054,250            1,682,152
Simba..........................................        4,469,193             4,802,652            5,424,501
Tai                                                                                                 670,354
                                                            --                   --
Fresca.........................................                                547,420              492,942
                                                                               -------              -------
                                                            --

   Total.......................................       26,651,228UCs         26,496,046UCs        26,264,684UCs
                                                      ==========            ==========           =============


     In Bolivia, Coca-Cola soft drinks are distributed in returnable and non-returnable glass, plastic, returnable and non-returnable bottles of various sizes. Embol Bottling also produces and distributes Coca-Cola soft drinks as post-mix syrup. In 2002 the most popular form of soft drink presentation in Bolivia was the 2.0-liter non-returnable presentation. It accounted for 27.2% of total soft drink sales volume in 2000, 31.6% in 2001 and 34.2% in 2002. In 2002, over 40.7% of Embol Bottling's sales by volume of unit cases of 24 eight-ounce servings were in non-returnable formats. For returnable formats, consumers generally initially pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle. The one-time deposit is not refundable and the returnable format is used towards the purchase of another soft drink without paying a new deposit.

     The following table shows, for the years indicated, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

                  Coca-Cola Soft Drinks Sales by Packaging Type
                            Bolivian Operating Region

                                                                            Year ended December 31,
                                                                       2000          2001          2002
                                                                       ----          ----          ----
                                                                          (expressed in percentages)
Returnables:
     Glass 190 cc................................................       7.4%          8.8%           7.7%
     Glass 296 cc................................................       0.1           0.1            0.0
     Glass 300 cc................................................       0.1           0.1            0.1
     Glass 350 cc................................................       1.6           1.4            1.2
     Glass 600 cc................................................       4.5           8.7            9.3
     Glass 620 cc................................................       0.1           0.0            0.8
     Glass 750 cc................................................      10.2           7.4            5.5
     Glass 1.0 lt................................................       5.4           4.6            4.7
Glass 1.25 lt....................................................       0.0           0.0            0.8
     Glass 1.5 lt................................................       1.9           0.5            2.6
     Plastic (Ref Pet) 1.5 lt....................................       2.2           1.8            0.7
     Plastic (Ref Pet) 2.0 lt....................................      32.2          27.9           24.6
                                                                       ----          ----           ----
          Subtotal...............................................      65.7%         61.3%          58.0%
Non-Returnables:
     Plastic 500 cc..............................................       3.1           3.4            3.2
     Plastic 1.5 lt..............................................       2.0           1.9            1.9
Plastic 1.75 lt..................................................       0.0           0.0            0.1
     Plastic 2.0 lt..............................................      27.2          31.6           34.1
Plastic 2.5 lt...................................................       0.0           0.0            1.3
                                                                        ---           ---            ---
     Subtotal....................................................      32.3          36.9           40.7
     Post-Mix....................................................       2.0           1.8            1.4
                                                                        ---           ---            ---
          Total..................................................     100.0%        100.0%         100.0%
                                                                      =====         =====          =====

     Peruvian Operations. ELSA Bottling estimates that its share of total soft drink sales in Peru was 33% in 2000, 33% in 2001 and 32.3% in 2002. Including the Inca Kola brands produced and distributed in the Northern and Southern Divisions, Coca-Cola Embonor estimates that its consolidated share of total soft drinks sales would be 37.2%. The population served by Coca-Cola Embonor in Peru is approximately 19.04 million. ELSA Bottling produces and distributes ten Coca-Cola brand soft drinks in a variety of glass and plastic, returnable and non-returnable formats.

     Management estimates that in 2001 and in 2002, the majority of the total unit case sales in Peru was in the "take-home" segment. Additional sales in Peru are in the "on premise" or "immediate consumption" segment. During 2002, the total single serve formats accounted for 30.7% compared with 35.7% in 2001. This is due to the introduction of the non-refillable 3.0-bottle as a means of improving convenience and lower price per liter. See "--Customers and Product Distribution."

     The following table shows, for the periods indicated, ELSA Bottling's volume of Coca-Cola soft drinks sold in the Peruvian operating region:

                      Coca-Cola Soft Drinks Sales by Volume
                            Peruvian Operating Region

                                                                             Year ended December 31,
                                                                        2000           2001           2002
                                                                     (in millions of unit cases of 24 eight-
                                                                                ounce bottles)
Coca-Cola........................................................    41.004UCs      37.717UCs     37.615UCs
Coca-Cola light..................................................     0.848          0.894         0.978
Fanta............................................................     3.765          9.037        10.451
Sprite...........................................................     7.483          5.485         4.726
Simba............................................................     0.173          0.246         0.232
Schweppes (1)....................................................     0.000          0.009         0.216
Tai..............................................................     0.000          0.000         0.082
Inca Kola (2)....................................................     0.000          3.297         4.350
                                                                      -----          -----         -----
     Total.......................................................    53.273UCs      56.685UCs     58.650UCs
                                                                     =========      =========     =========

--------------
(1)  Schweppes was launched into the Peruvian market by the end of year 2001.
(2) Inca Kola was incorporated in the ELSA Bottling Coca-Cola brand portfolio, during first quarter of year 2001. Includes Inca Kola, Inca Kola Diet, Bimbo Break, Sabores Bimbo and Frugos, a juice drink. Because its volume is very minor, for the purpose of this report, Frugos has been consolidated within of the Inca Kola portfolio.

     In 2002, the most popular form of soft drink presentation in the Peruvian operating region was the 1.0-liter returnable presentation, which accounted for 19.3% of total soft drink sales volume. Over 33.2% of ELSA Bottling's sales by volume of unit cases of 24 eight-ounce servings were in non-returnable formats in 2000, 31.0% in 2001 and 40.5% in 2002. For returnable formats, consumers generally initially pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle. The one-time deposit is not refundable and the returnable format is used towards the purchase of another soft drink without paying a new deposit.

     One of ELSA Bottling's priorities has been to rebuild the strength of the returnable system. To this end, the returnable two liter Ref-PET package was successfully introduced in Lima in the final quarter of 1997. This package offers consumers a cost-effective family format. It also provides ELSA Bottling a distinct competitive advantage over its competitors. There has also been a broadening of the package portfolio, in Coca-Cola Embonor's bottling territory where during 2002, the 3.0-liter non-refillable was successfully introduced.

     The following table shows, for the years indicated, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

                       Soft Drinks Sales by Packaging Type
                            Peruvian Operating Region

                                                                                Year ended December 31,
                                                                            2000          2001         2002
                                                                            ----          ----         ----
                                                                              (expressed in percentages)
Returnables:
   Glass 6.5 oz.......................................................       6.1%          3.1%         0.2%
   Glass 8.0 oz.......................................................       0.0          10.4         11.3
   Glass 296 cc.......................................................       7.4          10.2          8.0
   Glass 500 cc.......................................................       7.8           5.7          3.8
   Glass 1000 cc......................................................      18.4          18.1         19.3
   Glass 1.5 lt.......................................................       0.0           0.0          0.0
   Plastic (Ref Pet) 1.5 lt...........................................       3.9           0.5          0.0
   Plastic (Ref Pet) 2.0 lt...........................................      21.7          19.5         15.6
                                                                            ----          ----         ----
        Subtotal......................................................      65.3%         67.5%        58.2%
Non-Returnables:
   Plastic 0.5 lt.....................................................       7.2           6.3          5.5
   Plastic 0.6 lt.....................................................       0.0           0.0          1.8
   Plastic 1.0 lt.....................................................       7.2           0.0          0.1
   Plastic 1.5 lt.....................................................      10.5           8.3          7.5
   Plastic 2.0 lt.....................................................      15.4           7.6          6.6
   Plastic 2.25 lt....................................................       0.0           8.7          5.8
   Plastic 3.0 lt.....................................................       0.0           0.1         13.1
   Aluminum cans-354 cc...............................................       0.1           0.0          0.0
                                                                             ---           ---          ---
        Subtotal......................................................      33.2          31.0         40.4
   Post-Mix...........................................................       1.6           1.5          1.4
                                                                             ---           ---          ---
        Total.........................................................     100.0%        100.0%       100.0%
                                                                           =====         =====        =====


Marketing

     Coca-Cola Embonor, together with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of its products. Coca-Cola Embonor tailors its marketing strategies to the types of customers located in each of its regions. It continues to develop projects involving "channel marketing" to comprehensively analyze and meet the specific needs of the various market segments it serves. In recent years The Coca-Cola Company has contributed a portion of the advertising and promotion expenses incurred by Coca-Cola Embonor in its bottling regions. Most media advertising and promotions for Coca-Cola soft drinks are proposed by The Coca-Cola Company and executed in the local marketplace by Coca-Cola Embonor.

     Chilean Operations. Coca-Cola Embonor relies extensively on advertising, consumer sales promotions and non-price retailer incentive programs. Coca-Cola Embonor designs these programs to target the particular preferences of the Chilean soft drink consumer. Incentive programs include providing retailers with refrigerators and coolers for the display and cooling of soft drink products. These refrigerators and coolers are generally provided through lease at little or no charge. Coca-Cola Embonor's incentive programs also include providing free point-of-sale display materials and complimentary soft drink products. Sales promotions include sponsorship of community activities, sporting, cultural and social events. They also include consumer sales promotions, such as contests, sweepstakes and give-aways. National advertising campaigns are designed and proposed by The Coca-Cola Company, with input by Coca-Cola Embonor at the local or regional level. Coca-Cola Embonor's primary marketing campaign in 2002 included promotions, advertising and local marketing activities aimed at customers and consumers.

     Bolivian Operations. In Bolivia, Embol Bottling also relies extensively on advertising, consumer sales promotions and non-price retailer incentive programs. It designs these programs to target the particular preferences of the Bolivian soft drink consumer. Embol Bottling advertises in all major communications media and participates in various special events such as fairs, concerts and sporting events. In 1997, Embol Bottling commenced a three-year intensive program to install refrigerators and coolers with retailers. Embol Bottling has also focused attention on increasing brand recognition by consumers and improving its relationships with its customers. As in Chile, The Coca-Cola Company proposes national advertising campaigns, with input by Embol Bottling at the local or regional level. Embol Bottling's primary marketing campaign in 2002 included promotions, advertising and local marketing activities aimed at customers and consumers.

     Peruvian Operations. In Peru, ELSA Bottling also relies extensively on advertising, consumer sales promotions and non-price retailer incentive programs. ELSA Bottling designed these programs to target the particular preferences of the Peruvian soft drink consumer. In addition, ELSA Bottling has advertised in all major communications media and generally participates in various special events such as fairs, concerts and sporting events. ELSA Bottling has also focused attention on increasing brand recognition by consumers and improving relationships with its customers. The Coca-Cola Company proposes national advertising campaigns in Peru, with input by ELSA Bottling at the local or regional level. ELSA Bottling's primary marketing campaign in 2002 included promotions, advertising and local marketing activities aimed at customers and consumers.

     Channel Marketing. In order to improve its marketing strategies in all of its operating regions, Coca-Cola Embonor has undertaken an ongoing channel activity designed to provide a more dynamic and specialized marketing of its products. Channel marketing entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of various locations, or "channels," where they might potentially purchase Coca-Cola products. In response to this analysis, Coca-Cola Embonor tailors its product, price, packaging and distribution strategies to best meet the particular needs and access the full potential of each channel. For example, for sales in large supermarkets where customers are more likely to be shopping for value, Coca-Cola Embonor would seek to emphasize larger "take home" presentations or multipackaging of smaller size formats. These presentations offer a lower price per ounce and meet the needs of the family shopper. In contrast, in smaller retail operations consumers seek convenience. Therefore, a higher percentage of buyers look for higher value, and, consequently, for refillable multi-serve packages. These types of retailers are also important sources of impulse consumption patterns. Therefore, Coca-Cola Embonor would try to stimulate not only purchasing through prominent and attractive refrigerated displays of its multi-serve variety, but also of its personal single-serve one-way presentations for immediate consumption. The analysis required to implement channel marketing takes into account the following factors:

     o    the demographics of the various groups of consumers,

     o the types of locations where they might be purchasing or consuming soft drinks,

     o    the price levels their particular consumption patterns will support,

     o regional and personal differences in desired product mix and availability,

     o    unmet niche markets, and

     o the ideal sales and distribution methods to meet consumer demands in each channel.

     The implementation of the channel marketing strategy also enables Coca-Cola Embonor to respond to competitive initiatives with channel-specific responses and reduce the effects of competitive pressure on specific channels.

Customers and Product Distribution

     Chilean Operations. The following table shows, for the periods indicated, Coca-Cola Embonor's sales of Coca-Cola soft drinks in Chile by type of customer. The sales are measured as a percentage of total sales volume:

                            Sales by Type of Customer

                                                                                                Year ended December 31,
                                                                                                 2000     2001     2002
                                                                                                 ----     ----     ----
                                                                                               (expressed in percentages)
Small and Medium-Sized Retail Establishments for Takeout....................................      49.0%   49.2%     51.3%
Restaurants and Fast Food Outlets...........................................................       5.6     5.8       7.6
Workplace...................................................................................       1.5     1.5       1.7
Minimarkets and Service Stations............................................................       2.9     3.6       4.1
Supermarkets................................................................................      18.0    20.5      19.4
Educational Establishments..................................................................       0.6     0.6       0.5
Others......................................................................................      22.4    18.8      15.4
                                                                                                  ----    ----      ----
     Total..................................................................................     100.0%  100.0%    100.0%
                                                                                                 =====   =====     =====



     Coca-Cola Embonor's ten largest customers together accounted for approximately 13.0% in 2000, 13% in 2001 and 13.6% in 2002 of total sales. The sale of soft drinks to consumers occurs through a variety of channels. Coca-Cola Embonor's largest customers, based on total sales, are in the small and medium-sized retail establishments and supermarkets categories. Therefore, Coca-Cola Embonor does not believe that its Chilean operations are overly dependent on any one customer or group of customers for its sales revenue.

     Coca-Cola Embonor's Chilean sales force visits customers on average twice a week. For larger customers, visits are made on average three times per week. For sales to major supermarkets, Coca-Cola Embonor employs on-site supervisors who handle Coca-Cola Embonor's products and monitor Coca-Cola Embonor's displays. These supervisors also track the pricing, display and marketing strategies of Coca-Cola Embonor's competitors. Key accounts such as supermarkets and major fast food establishments additionally are supported by key account executives. These executives work together with the customer to develop sales and strengthen mutual relationships.

     Coca-Cola Embonor's distribution system for its soft drink products consists of a group of exclusive third-party transporters. They collectively deploy approximately 295 trucks, depending on seasonal demand. These transporters collectively service all of Coca-Cola Embonor's approximately 57,641 customers located in the cities serviced by Coca-Cola Embonor. In most cases, the distributor collects payment from the customer in cash or by check upon delivery of the product. Where applicable, the driver also either picks up empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered. The driver may also collect cash deposits for the net returnable bottles delivered. Some of the customers, including supermarkets and fast food chains, maintain accounts with Coca-Cola Embonor. These accounts are settled on average in 33 days.

     To maximize efficiency, Coca-Cola Embonor produces certain of its soft drink products at only one of its five plants for shipment to another. Independent third parties also handle this "internal freight" between the franchise regions.

     As of December 31, 2002, the Chilean operations consisted of a total of eight bottling plants and one blow molding facility. Coca-Cola Embonor has installed annual capacity of 178 million unit cases.

     Bolivian Operations. In Bolivia, Embol Bottling sells soft drink products through its distribution network to approximately 75,539 customers. These customers are served through a network of 456 distribution trucks, most of them owned exclusively by third-party transporters and contract transporters.

     The following table shows, for the periods indicated, Embol Bottling's sales of Coca-Cola soft drinks in Bolivia by type of customer. The sales are measured as a percentage of total sales volume:

                            Sales by Type of Customer

                                                                                                   Year ended December 31,
                                                                                                    2000     2001     2002
                                                                                                    ----     ----     ----
                                                                                                  (expressed in percentages)
Small and medium-sized retail establishments for takeout........................................       49%      50%      46%
Restaurants and fast food outlets...............................................................       25       23       22
Supermarkets....................................................................................        2        3        3
Wholesale distributors..........................................................................       17       18       17
Workplace.......................................................................................        2        2        2
Educational establishments......................................................................        2        2        1
Others..........................................................................................        3        2        9
                                                                                                        -        -
     Total......................................................................................    100.0%   100.0%   100.0%
                                                                                                    =====    =====    =====


     Some of the customers, including supermarkets and fast food chains, maintain accounts with Embol Bottling. These accounts are settled on average in 22 days.

     Embol Bottling estimates that its ten largest customers in Bolivia collectively account for approximately 3.0% in 2000, 4.2% in 2001 and 3.9% in 2002 of total sales. Soft drinks reach the consumer market through a variety of channels, and the retail market in Bolivia remains fragmented. Therefore, Coca-Cola Embonor does not believe that it is highly dependent on any one customer or group of customers for its sales volume.

     At December 31, 2002, the Bolivian operations of Embol Bottling consisted of a total of 4 bottling plants and three blow molding facilities. Coca-Cola Embonor has installed annual capacity of 77 million unit cases.

     Peruvian Operations. In the Peruvian Region, ELSA Bottling sells soft drink products through its distribution network to approximately 85,069 customers. Based on customer analyses, management is constantly restructuring its distribution system. As a result, 49.8% of customers are currently served indirectly through a network of small, medium and large-sized distribution centers. These customers were previously served directly by ELSA Bottling. These distribution centers are direct clients. They not only serve as customers, but also handle distribution for the smaller, formerly direct customers of ELSA Bottling in each local area. The system simplifies internal administration for ELSA Bottling and brings management closer to their direct customers. It also continues to offer the flexibility to serve even the smallest customer and ensure pervasive availability of the product. As a result, there has been a decrease in necessary administrative infrastructure at ELSA Bottling. The system of mini-distribution centers was successfully adopted in Lima in 1997. ELSA Bottling has deployed this system throughout the Peruvian operating region where appropriate. Since the introduction of the distribution center system, the Peruvian operation of ELSA Bottling has reduced the number of customers directly served and, at the same time, has eliminated the wholesalers category together with reductions in price discounts. This reduction resulted in increased efficiency and lower costs.

     The following table shows, for the periods indicated, ELSA Bottling's sales of Coca-Cola soft drinks in the Peruvian Operation by type of customer. The sales are measured as a percentage of total sales volume:

                            Sales by Type of Customer

                                                                                       Year ended December 31,
                                                                                   2000           2001          2002
                                                                                   ----           ----          ----
                                                                                      (expressed in percentages)
Small and Medium-Sized Retail Establishments for Takeout....................       24.8%         21.7%         23.4%
Exclusive Distributors......................................................       30.1          30.8          33.9
Mini Distributors...........................................................       16.4          14.8          15.9
Supermarkets................................................................        4.7           4.8           4.8
Restaurants and Fast Food Outlets...........................................        7.5           6.8           6.0
Educational Establishments..................................................        1.0           0.7           0.6
Others......................................................................       15.5          20.4          15.4
                                                                                   ----          ----          ----
     Total..................................................................      100.0%        100.0%        100.0%
                                                                                  =====        =====          =====


     The direct distribution system of ELSA Bottling consists of 456 distribution trucks in service. These operate based on a combination of company-owned and third party trucks operated by ELSA Bottling employees and third party drivers.

     Soft drinks reach the consumer market through a variety of channels and the retail market in Peru remains fragmented. Some customers, including supermarkets and fast food chains, maintain accounts with ELSA Bottling, which are settled on average in 12 days. Therefore, ELSA Bottling does not believe that it is highly dependent on any one customer or group of customers for its sales volume.

     At December 31, 2002, the Peruvian operations consisted of a total of seven bottling plants and three blow molding facilities. Coca-Cola Embonor has installed annual capacity of 154 million unit cases.

Competition

     The soft drink segment of the Chilean, Bolivian and Peruvian beverage industries is highly competitive. Recently, packaging and consumer sales promotions have become the primary means of competition among soft drink bottlers. Traditional means of competition include service and non-price retailer incentives. The introduction of new presentations has been a major competitive technique in the soft drink industry during recent years. An example of this technique is the introduction by Coca-Cola Embonor of the "supermini" presentation in Bolivia and the refillable glass 8-ounce bottle in Peru. See "--Soft Drinks Business--Sales--Bolivian Operations" (Item 4). Coca-Cola Embonor's carbonated soft drink beverages also compete with a wide variety of other beverages. Coca-Cola Embonor's principal competitors are local bottlers of PepsiCo brands, other bottlers and distributors of national and regional brands, and in the Chilean operating regions several supermarkets with their own private soft drink brands. Coca-Cola Embonor's strategy includes the following:

     o continuing to provide innovative service through installation of cooler equipment and "channel marketing,"

     o strengthening its relationships with customers, suppliers and employees,

     o    managing price spreads, and

     o    using value-added sales promotions.

     Chilean Operations. The soft drink segment of the Chilean beverage industry is highly competitive. The most important areas of competition in Chile are:

     o    product image,

     o    pricing,

     o    advertising,

     o    merchandising,

     o    ability to deliver products in popular size bottles and materials,

     o    ensuring availability,

     o    distribution capacity, and

     o the ability to handle the amount of returnable bottles in the hands of retailers and consumers.

     Returnable bottles, once purchased by the consumer, can be exchanged at the time of new purchases instead of paying a bottle deposit. This decreases the cost of subsequent purchases when the consumer is effectively acquiring only the contents and not the package. This value advantage is an important competitive factor. The number of returnable bottles in circulation, therefore, influences consumer behavior.

     In 1994, two of Coca-Cola Embonor's competitors formed a joint venture. The first company was Buenos Aires Embotelladora S.A., translated as Buenos Aires Bottling Company and referred to throughout as "Baesa." The other company was the principal brewer of Chile, Compania Cervecerias Unidas S.A., translated as the United Beer Company and referred to throughout as "CCU." The new joint venture was named Embotelladoras Chilenas Unidas S.A., translated as the United Chilean Bottling Companies and referred to throughout as "ECUSA." It combined the soft drink and mineral water operations of Baesa's subsidiary in Chile, Embochile S.A, PepsiCo's Chilean licensee, and Embotelladora Modelo Ltda., CCU's Chilean subsidiary.

This joint venture was intended to strengthen the competitive position of the companies' soft drinks vis-a-vis the Chilean Coca-Cola distribution system. ECUSA's products are Pepsi, Pepsi Light, Pepsi Max, Orange Crush, Orange Crush Light, Seven-Up and Seven-Up Light. It also produces products under the Canada Dry label, including Limon Soda, Ginger Ale, Tonic and Squirt. ECUSA also has within its soft drinks portfolio the local Chilean soft drinks brands, Bilz, Pap and Kem Pina.

     Currently, ECUSA has three manufacturing facilities in Chile and only one bottling facility in Coca-Cola Embonor's Chilean operating region, in Region VIII, which includes the city of Concepcion. Because nearly 61.6% of Coca-Cola Embonor's sales volume is sold through refillable packages, Coca-Cola Embonor's more ready access to manufacturing facilities affords a competitive advantage to Coca-Cola Embonor, both from a logistics and efficiency perspective. Coca-Cola Embonor also has an advantage from a fiscal perspective due to the location of two plants in free trade zones.

     In addition, in December 1999 The Coca-Cola Company and Cadbury Schweppes plc entered into a new agreement. Under this agreement, The Coca-Cola Company has purchased a number of non-U.S. Cadbury Schweppes soft drinks brands including, Schweppes, Dr. Pepper, Canada Dry, Orange Crush, diet Orange Crush and Crush.

     The following chart compares the share of total soft drink sales of Coca-Cola Embonor and its principal competitors by flavor in the Chilean operating region. Coca-Cola products are shown in the chart in bold type:

                                  Share of Soft Drink Sales by Flavor in the Chilean Operating Region

                                                                                    Year-to-Date December 31,
                                                                                    2000      2001       2002
                                                                                    ----      ----       ----
                                                                                   (expressed in percentages)
All Soft Drinks:
Coca-Cola Soft Drinks..........................................................     67.2%      61.2%     57.1%
     CCU Products..............................................................     23.3       17.0      15.5
     PepsiCo Products..........................................................      4.2        6.1       5.6
     Other.....................................................................      5.3       15.7      21.8
                                                                                   -----      -----     -----
          Total................................................................    100.0%     100.0%    100.0%
                                                                                   =====      =====     =====
Colas:
     Coca-Cola.................................................................     47.7%      42.3%     40.1&%
     Pepsi Cola................................................................      3.5        4.8       4.1
Orange Soft Drinks:
     Fanta.....................................................................      9.3%       7.3%       5.9
     Orange Crush(1)...........................................................      3.4        2.2       2.0
Lemon-Lime Soft Drinks:
     Sprite....................................................................      7.9%       7.0%      5.6%
     Seven-Up..................................................................      0.3        0.7       0.8
     Limon Soda Canada Dry (1).................................................      1.2        1.0       1.2
Artificial Fruit Flavors:
     Quatro....................................................................      1.5%       0.6%      0.3%
     Lift Manzana..............................................................      0.1        0.2       0.0
     Bilz......................................................................      6.8        4.5       3.8
     Pap.......................................................................      4.9        3.0       2.6
     Kem Pina..................................................................      3.9        3.7       3.4
     Inca Kola.................................................................      0.0        0.0       0.0
Mixers:
     Nordic Mist--G. Ale........................................................     0.3%       0.2%      0.1%
     Nordic Mist--Tonic.........................................................     0.2        0.1       0.1
     Canada Dry Ginger Ale (1).................................................      2.3        1.6       1.4
     Canada Dry Tonic (1)......................................................      0.5        0.2       0.2
Low Calorie Soft Drinks:
     Coca-Cola light...........................................................      3.3%       2.9%      2.8%
     diet Orange Crush/Orange Crush Light (1)..................................      0.2        0.3       0.0
     diet Pepsi Cola/Pepsi Light...............................................      0.4        0.5       0.5
     Sprite Light..............................................................      0.5        0.4       0.3
     diet Seven-Up/Seven-Up Light..............................................      0.0        0.1       0.0

--------------
      (1)Cadbury Schweppes soft drinks brands.

Source: A.C. Nielsen.

     Bolivian Operations. The soft drink segment of the Bolivian beverage industry has five principal bottlers: Embol Bottling, C.B.B. (PepsiCo brands and CBB's own brands), Unidas, La Cascada, Bebidas S.A., Refrescos Internacionales and Salvietti. Smaller bottlers generally compete with local brands on price, sales promotions and through the use of non-returnable presentations. Smaller bottlers compete primarily in the artificial fruit market segment, known as rainbow products. The diet beverage and mixer segments are practically non-existent in Bolivia. The major areas of competition are:

     o    product image,

     o    pricing,

     o    advertising, and

     o    distribution capacity of the principal market participants.

     The following chart compares the share of total soft drink sales of Coca-Cola Embonor and its principal competitors by flavor in the Bolivian operating region. Coca-Cola products and Embol Bottling's own brand products are shown in bold type:

        Share of Soft Drink Sales by Flavor in Bolivian Operating Region

                                                                                          Year-to-Date December 31,
                                                                                           2000      2001      2002
                                                                                           ----      ----      ----
                                                                                          (expressed in percentages)
All Soft Drinks:
Coca-Cola Soft Drinks.................................................................     50.8%     50.1%     47.6%
     PepsiCo Products.................................................................     12.4      14.3      16.1
     Other............................................................................     36.8      35.6      36.3
                                                                                          -----     -----     -----
          Total.......................................................................    100.0%    100.0%    100.0%
                                                                                          =====     =====     =====
Colas:
     Coca-Cola........................................................................     32.7%     28.6%     26.8%
     Pepsi............................................................................      7.9       9.8      12.3
     Cascada..........................................................................      0.3       0.7       0.8
     Mendocina........................................................................      1.2       1.5       1.4
     Coka Quina.......................................................................      4.4       3.2       2.1
Artificial Fruit Flavor:
     Simba............................................................................      8.5%     10.0%     10.4%
     Fresca...........................................................................      0.0       0.9       1.1
     Mineragua (1) ...................................................................      1.8       1.8       2.3
     Salvietti........................................................................      2.5       2.4       2.6
     Mendocina........................................................................      2.2       2.8       2.4
     POP..............................................................................      3.6       4.1       4.5
     Cascada..........................................................................      0.9       0.7       0.8
Lemon-Lime Soft Drinks:
     Sprite...........................................................................      4.7%      4.7%      4.1%
     Seven-Up.........................................................................      1.8       2.0       2.2
Orange Soft Drinks:
     Fanta............................................................................      4.7%      5.6%      4.9%
     Oriental.........................................................................      0.5       1.9       1.9
     Mendocina........................................................................      0.9       1.2       1.1
Low Calorie Soft Drinks:
     Coca-Cola light (2)..............................................................      0.2%      0.2%      0.4%

(1) Company owned brand.

(2) Coca-Cola light replaced Diet Coca-Cola during year 2000.

Source: TRAC.

     Peruvian Operations. The soft drink market of the Peruvian beverage industry is highly competitive. ELSA Bottling's beverages compete not only with other carbonated soft drink products, but also with a wide variety of other types of beverages. The major areas of competition are:

     o    product image,

     o    pricing,

     o    advertising, and

     o    distribution capacity.

     ELSA Bottling's main competitor is Rivera. It produces Pepsi Cola, other PepsiCo brands and their own line of local proprietary brands. In February 2000, The Coca-Cola Company formed a strategic partnership with Corporacion Inca Kola. As a result of this transaction, the Coca-Cola Company has acquired the rights to the Inca Kola brands and related trademarks outside of Peru. Through its second-tier subsidiary, The Coca-Cola Company has also purchased 20.0% of Lindley, the largest bottler in the Inca Kola system.

     For 2000, 2001 and 2002 ELSA Bottling's share of sales of Coca-Cola soft drinks were 30.9%, 30.2% and 29.0%, respectively. The estimated market share of Coca-Cola was 20.4% for year 2002. The remainder was divided among Fanta, Sprite, Coca-Cola ligh Tai and Schweppes. ELSA Bottling's principal competitor, Corporacion J.R.L. (Inca Kola) had an estimated share of total soft drink sales of 25.5%. The remaining share was divided among diverse competitor products. They included PepsiCo brands and local brands as well as ELSA Bottling's own brand Kola Inglesa.

                                 Share of Soft Drink Sales by Flavor in the Peruvian Operating Region

                                                            Year-to-Date December 31,

                                                             2000             2001            2002
                                                             ----             ----            ----
All Soft Drinks:
Coca-Cola Soft Drinks.................................         30.9%             30.2%          29.0%
     Corporacion J.R.L. (Inca Kola)...................         26.2              23.6           25.5
     Ananos...........................................         11.4              13.2           14.7
     PepsiCo Products.................................         13.6              10.8            8.5
     Other............................................         17.9              22.2           22.3
                                                               ----              ----           ----
          Total.......................................        100.0%            100.0%         100.0%
                                                              =====             =====          =====
Colas:
     Coca-Cola........................................         22.9%             20.8%          20.4%
     Pepsi............................................          8.4               7.3            5.9
Artificial Fruit Flavor:
      Inca Kola.......................................         24.5%             22.7%          22.5%
      Kola Real.......................................         11.4              10.1           10.3
      Concordia.......................................          3.7               3.5            3.7
      Triple Kola.....................................          5.6               6.8            5.5
      Kola Inglesa (1)................................          1.0               1.8            2.3
      Nectarin & Nusta (2)............................          1.1               1.0            1.0
Lemon-Lime Soft Drinks:
     Sprite...........................................          5.0%              3.9%           3.1%
     Seven-Up.........................................          3.2               2.9            1.8
Orange Soft Drinks:
     Fanta............................................          2.5%              5.0%           5.0%
     Crush............................................          0.7               1.6            2.6
Low Calorie Soft Drinks:
     Coca-Cola light..................................          0.6%              0.5%           0.4%

(1)  Company owned brand
(2) Company owned brands that were recently acquired by The Coca-Cola Company. For purpose of comparison only, in this report they are not included in the portfolio of Coca-Cola soft drinks brands.

Source: TRAC.

     Coca-Cola Embonor estimates that, including the Inca Kola brands produced and distributed in the Northern and Southern Divisions only, total consolidated share of soft drinks sales for ELSA Bottling in year 2002, would be approximately 37.2%.

Other Beverages Business

     Juices and Mineral Water in Chile

     In all of its Chilean operating regions, Coca-Cola Embonor distributes the following non-carbonated soft drink products and mineral water:

     o    Andifrut, fruit juices,

     o    Nectar Andina, fruit nectars,

     o    Kapo, artificially flavored fruit drinks, and

     o    Vital, mineral water.

     The Coca-Cola Company is the owner of the juices and mineral water trademarks, currently produced by Vital S.A. and distributed by Coca-Cola Embonor in its Chilean operating regions. Coca-Cola Embonor receives a specified portion of the sales proceeds from juices and mineral water. In addition, in Region I, Coca-Cola Embonor also produces and distributes Mamina, its own brand of mineral water, and distributes the Peruvian beers Arequipena and Cuzquena.

     Sales. In 2002, the distribution of juices and mineral water from The Coca-Cola Company accounted for 6.6% of Coca-Cola Embonor's Chilean total sales volume in its operating region.

     The following table shows, for the periods indicated, Coca-Cola Embonor's sales by volume of juices and mineral water in the Chilean operating regions:

                    Juices and Mineral Water Sales by Volume

                                                                     Year ended December 31,
                                                            2000              2001              2002
                                                            ----              ----              ----
                                                              (in units of 24 eight-ounce servings)
Andifrut.............................................        978,410UCs        869,616UCs         861,276Ucs
Nectar Andina........................................         1,062,263           846,053           751,381
Kapo.................................................         1,704,672         1,055,786           654,234
Hi-C.................................................                 -                 -            10,539
Vital (mineral water)................................         2,285,762         2,364,290         2,271,878
Mamina...............................................           233,267           213,221           363,558
                                                      ------------------------------------------------------
     Total...........................................      6,264,374UCs      5,348,966UCs      4,912,866UCs


     Marketing. Marketing campaigns are coordinated and proportionally paid by The Coca-Cola Company and Coca-Cola Embonor. These campaigns include print and media advertising and promotions, point of purchase and other sales promotions. They also include celebrity sponsorship and sporting and entertainment events.

     Customers and Distribution. In Coca-Cola Embonor's Chilean operating regions, juices and mineral water are distributed on the same basis as the carbonated soft drinks of The Coca-Cola Company.

     Competition. The main competitors of beverages produced by Vital S.A. are CCU and the main dairy producers of Chile. These producers include Soprole, Corpora Tres Montes, Loncoleche S.A., Watt's Alimentos S.A., Nestle Chile S.A., under the "Sur" trademark, and Parmalat.

     Other Soft Drinks and Table Water in Bolivia

     In Bolivia, Embol Bottling produces and distributes its own brand of carbonated beverage Mineragua. It also produces and distributes its own brand of table water. Coca-Cola Embonor does not currently produce or distribute juices within the Bolivian operating region.

     Sales. Sales from the distribution of other soft drinks and table water accounted for 4.7% of Embol Bottling's consolidated sales volume in 2000, 6.8% in 2001 and 8.1% in 2002.

     The following table shows, for the periods indicated, Coca-Cola Embonor's sales by volume of other soft drinks and table water in Bolivia:

                Other Soft Drinks and Table Water Sales by Volume

                             Year ended December 31,
                                                   2000                2001                 2002
                                                   ----                ----                 ----
                                                     (in unit cases of 24 eight-ounce servings)
Other Soft Drinks:
     Mineragua............................           939,763            1,168,917            1,226,951
                                                     -------            ---------            ---------

Table Water:
     Vital (table water)..................           377,115              764,293            1,101,545
                                                     -------              -------            ---------
          Total...........................   UCs   1,316,878            1,933,209            2,328,496
                                             ===============            =========            =========

     Marketing. Embol Bottling is responsible for the marketing and promotion of other soft drinks and table water. Marketing campaigns are generally designed in conjunction with appointed advertising agents. Campaigns include print and media advertising and promotions and point-of-sale and other sales promotions. They also include sponsorship of sporting and entertainment events.

     Distribution. In Bolivia, other soft drinks and table water are distributed on a basis comparable with the distribution of Embol Bottling's other products in the Bolivian operating region.

     Competition. Embol Bottling's main competitors for other soft drink products in Bolivia are Salvietti, EBBA, Cascada and other local secondary brands and soft drink companies of Bolivia. The main producers and vendors of table water in Bolivia are Naturagua and Viscachani.

     Other Soft Drinks and Table Water in Peru

     Since 1997 ELSA Bottling produces and sells carbonated soft drinks particular to the Peruvian market. In addition, ELSA Bottling is the largest producer and distributor of table water in Peru, with the brands San Luis and San Antonio.

     ELSA Bottling has entered into bottler agreements with The Coca-Cola Company for the production and distribution of Coca-Cola products. These agreements require the permission of The Coca-Cola Company to manufacture and distribute products other than those of The Coca-Cola Company. See"--Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10).

     Sales. In 2002, distribution of other soft drinks and table water accounted for 20.4 million unit cases of 24 eight-ounce servings. This represented 25.8% of ELSA Bottling's consolidated sales volume.

     The following table shows, for the periods indicated, ELSA Bottling's sales by volume of other soft drinks and table water in Peru:

                Other Soft Drinks and Table Water Sales by Volume

                             Year ended December 31,
                                                   2000                2001                 2002
                                                   ----                ----                 ----
                                               (in million of unit cases of 24 eight-ounce servings)
Other Soft Drinks:
     Kola Inglesa.........................         UCs 2.024            UCs 3.425           UCs  4.480
     Nectarin + Nusta (1).................             3.156                3.059                2.961
                                                       -----                -----                -----
          Total...........................        UCs  5.180            UCs 6.484           UCs  7.441
                                                  ==========            =========           ==========
Table Water:
     Bottles..............................         UCs 5.419            UCs 5.662            UCs 6.163
     Jugs.................................             8.006                6.984                6.830
                                                       -----                -----                -----
          Total...........................      UCs   13.425           UCs 12.646           UCs 12.993
                                                ============           ==========           ==========


(1) Company owned brands that were recently acquired by The Coca-Cola Company. For purpose of comparison only, in this report they are not included in the portfolio of Coca-Cola soft drinks brands.

     Marketing. ELSA Bottling is responsible for the marketing and promotion of other soft drinks and table water. Marketing campaigns are generally designed in conjunction with appointed advertising agents. Campaigns include media and print advertising and promotions and point-of-sale and other sales promotions. They also include sponsorship of sporting and entertainment events.

     Distribution. In Peru, other soft drinks and bottled table water are distributed on the same basis as the carbonated soft drinks of The Coca-Cola Company. The large dispenser containers, or bidones (jugs), are generally targeted to offices and homes. Their size and target market characteristics differ from carbonated soft drinks and distribution is handled separately.

     Competition. The main competitors for other soft drink products are other soft drink companies of Peru. In the case of table water, competition is distinct by package format. ELSA Bottling estimates that it has 36.4% of the total share of sales in the Peruvian bottled water market. The main producer and seller of mineral water in Peru and also the second largest competitor in the Peruvian water category is Socosani.

Seasonality

     Each of Coca-Cola Embonor's lines of business is seasonal. Most of its products have their highest sales levels in the warmer months of October through March. There are also peaks of demand around particular national holidays in each of Coca-Cola Embonor's regions. The following tables show, for the years ended December 31, 2000 and December 31, 2001, Coca-Cola Embonor's quarterly sales by principal line of business.

                Seasonality of Coca-Cola Embonor's Sales in 2000

                                                      Coca-Cola Soft Drinks                   Other Beverages
                                                  ------------------------------     ---------------------------------
                                                  Sales Volume
                                                  (millions of      % of total         Sales Volume         % of total
                                                      unit            annual         (millions of unit        annual
                                                     cases)            sales              cases)              sales
                                                  -------------   --------------     -----------------   -------------

Bolivia:
     1st Quarter...........................            6.60UCs          24.8%             0.32UCs               24.2%
     2nd Quarter...........................            5.81             21.8              0.29                  22.0
     3rd Quarter...........................            6.27             23.5              0.32                  24.2
     4th Quarter...........................            7.97             29.9              0.39                  29.6
                                                  -------------   --------------     -----------------   -------------
          Total............................           26.65UCs         100.0%             1.32UCs              100.0%
                                                  =============   ==============     =================   =============
Chile:
     1st Quarter...........................           18.30UCs          27.2%             2.05UCs               31.3%
     2nd Quarter...........................           12.92             19.2              1.37                  20.9
     3rd Quarter...........................           15.25             22.7              1.35                  20.6
     4th Quarter...........................           20.76             30.9              1.77                  27.2
                                                  -------------   --------------     -----------------   -------------
          Total............................           67.23UCs         100.0%             6.54UCs              100.0%
                                                  =============   ==============     =================   =============

Peru:
     1st Quarter...........................           15.50UCs          29.5%             5.86UCs               32.2%
     2nd Quarter...........................           12.71             24.2              4.02                  22.1
     3rd Quarter...........................           10.65             20.3              3.42                  18.8
     4th Quarter...........................           13.69             26.0              4.89                  26.9
                                                  -------------   --------------     -----------------   -------------
          Total............................           52.55UCs         100.0%            18.19UCs              100.0%
                                                  =============   ==============     =================   =============

                Seasonality of Coca-Cola Embonor's Sales in 2001

                                                      Coca-Cola Soft Drinks                   Other Beverages
                                                  ------------------------------     ---------------------------------
                                                  Sales Volume
                                                  (millions of      % of total         Sales Volume         % of total
                                                      unit            annual         (millions of unit        annual
                                                     cases)            sales              cases)              sales
                                                  -------------   --------------     -----------------   -------------
Bolivia:
     1st Quarter...........................            5.79UCs          21.8%             0.32UCs               16.5%
     2nd Quarter...........................            5.89             22.2              0.29                  14.9
     3rd Quarter...........................            6.30             23.8              0.50                  25.8
     4th Quarter...........................            8.51             32.2              0.83                  42.8
                                                  -------------   --------------     -----------------   -------------
          Total............................           26.50UCs         100.0%             1.93UCs              100.0%
                                                  =============   ==============     =================   =============
Chile:
     1st Quarter...........................           17.59UCs          27.1%             2.00UCs               31.9%
     2nd Quarter...........................           13.54             20.9              1.27                  20.3
     3rd Quarter...........................           14.52             22.4              1.22                  19.5
     4th Quarter...........................           19.20             29.6              1.77                  28.3
                                                  -------------   --------------     -----------------   -------------
          Total............................           64.85UCs         100.0%             6.26UCs              100.0%
                                                  =============   ==============     =================   =============

Peru:
     1st Quarter...........................           14.35UCs          25.3%             6.20UCs               32.5%
     2nd Quarter...........................           13.24             23.4              4.08                  21.3
     3rd Quarter...........................           13.03             23.0              3.66                  19.1
     4th Quarter...........................           16.07             28.3              5.19                  27.1
                                                  -------------   --------------     -----------------   -------------
          Total............................           55.69UCs         100.0%            19.12UCs              100.0%
                                                  =============   ==============     =================   =============

                Seasonality of Coca-Cola Embonor's Sales in 2002

                                                      Coca-Cola Soft Drinks                   Other Beverages
                                                  ------------------------------     ---------------------------------
                                                  Sales Volume
                                                  (millions of      % of total         Sales Volume         % of total
                                                      unit            annual         (millions of unit        annual
                                                     cases)            sales              cases)              sales
                                                  -------------   --------------     -----------------   -------------
Bolivia:
     1st Quarter...........................            5.57UCs          21.2%             0.58UCs               25.0%
     2nd Quarter...........................            5.91             22.5              0.47                  20.1
     3rd Quarter...........................            6.29             24.0              0.52                  22.3
     4th Quarter...........................            8.49             32.3              0.76                  32.6
                                                  -------------   --------------     -----------------   -------------
          Total............................           26.26UCs         100.0%             2.33UCs              100.0%
                                                  =============   ==============     =================   =============
Chile:
     1st Quarter...........................           17.87UCs          27.9%             1.66UCs               32.0%
     2nd Quarter...........................           13.31             20.8              1.03                  19.9
     3rd Quarter...........................           14.58             22.8              1.06                  20.4
     4th Quarter...........................           18.24             28.5              1.44                  27.7
                                                  -------------   --------------     -----------------   -------------
          Total............................           64.00UCs         100.0%             5.19UCs              100.0%
                                                  =============   ==============     =================   =============

Peru:
     1st Quarter...........................           15.72UCs          26.8%             5.92UCs               28.9%
     2nd Quarter...........................           13.81             23.5              4.70                  23.0
     3rd Quarter...........................           12.58             21.4              4.10                  20.1
     4th Quarter...........................           16.57             28.3              5.71                  28.0
                                                  -------------   --------------     -----------------   -------------
          Total............................           58.68UCs         100.0%            20.43UCs              100.0%
                                                  =============   ==============     =================   =============

Material Contracts and Raw Materials



     Coca-Cola Embonor is dependent on certain commercial contracts, principally bottling agreements, and on a license for the use of certain Coca-Cola trademarks. See "Additional Information--Material Contracts" (Item 10).

     Coca-Cola Embonor has a stable source of raw materials. See "Additional Information--Material Contract" (Item 10) and "Operating and Financial Review and Prospects--Operating Results--Differences in Operating Conditions--Cost of Raw Materials" (Item 10).



Regulation

    General

     Coca-Cola Embonor is subject to government regulation generally applicable to companies engaged in business in its bottling territories in the following areas:

     -    labor,

     -    social security,

     -    public health,

     -    consumer protection,

     -    environment,

     -    sanitation,

     -    employee safety,

     -    securities, and

     -    antitrust laws.



     Currently there are no material legal or administrative proceedings pending against Coca-Cola Embonor with respect to any regulatory matter in any of its bottling territories.

     Chile. There are no special licenses or permits required to manufacture and distribute soft drinks in the Chilean region. Food and beverage producers in Chile, however, must obtain authorization from the Chilean Environmental Protection Services. This agency also supervises their activities. It inspects plants and takes liquid samples for analysis on a regular basis. Coca-Cola Embonor's permit from the Environmental Protection Services is in effect indefinitely. In addition, production and distribution of mineral water is subject to special regulation. Specifically, it may be produced only from sources designated for this purpose by presidential decree. Certification of compliance with that decree is provided by the Chilean National Health Service. Coca-Cola Embonor's facilities have received the required certification.

     Bolivia. Embol Bottling is subject to government regulation applicable to companies engaged in business in Bolivia in the following areas:

     -    labor,

     -    social security,

     -    health,

     -    consumer protection,

     -    environmental,

     -    sanitation, and

     -    employee safety.

     Currently there are no material legal or administrative proceedings pending against Embol Bottling with respect to any regulatory matter in Bolivia.

Environmental Matters

    General

     Coca-Cola Embonor is subject to various national and local environmental and occupational safety and health laws and regulations. These include laws relating to the generation, storage, handling, use and transportation of hazardous materials. They also include laws regulating the emission and discharge of these materials into the environment and other environmental matters. Coca-Cola Embonor is also subject to the international environmental operating criteria established by The Coca-Cola Company. Currently, environmental laws and regulations are not as comprehensive in the bottling territories as in the United States. However, it is likely that additional laws and regulations will be enacted in the future with respect to environmental matters. The new laws may impose additional or stricter restrictions on Coca-Cola Embonor. Coca-Cola Embonor incurs capital and operating costs relating to environmental compliance. Coca-Cola Embonor does not expect these capital and operating costs to have a material adverse effect on its business, financial condition and results of operations. Currently, Coca-Cola Embonor is in compliance with Chilean environmental regulations. There are no material legal or administrative proceedings pending against Coca-Cola Embonor in any of the bottling territories with respect to environmental matters.

     Chile. Chile has several regulations governing environmental matters applicable to Coca-Cola Embonor. For instance, Law 3.133 regulates discharge of liquid industrial waste. The Sanitary Code contains provisions relating to waste disposal, industrial zoning, and the protection of water destined for human consumption. On February 23, 1993, the Chilean government published regulations that updated the provisions of Law 3.133. These regulations proscribe disposal of substances that may pose a risk to irrigation or public consumption without prior authorization from the Ministry of Public Works. The disposal must also receive a favorable determination from the Superintendency of Sanitary Services. The regulations also mandate governmental approval of any systems to treat or discharge liquid industrial residues.

     Coca-Cola Embonor's plants located at Talca, Con-Con and Puerto Montt have installed new water treatment plants to bring them into compliance with current Chilean effluent standards. Similar effluent treatment plants are being constructed at Embonor Bottling's other two plants. Management estimates that the remaining cost of these improvements is less than U.S.$1.0 million.

     Coca-Cola Embonor has 7 bottling plants in Chile and the plants located at Con Con, Talca, Concepcion, Temuco and Puerto Montt have installed sewage treatment disposal systems to bring them into compliance with current Chilean effluent standards. The other two plants in the north of Chile (Arica and Iquique) have sewage pretreatment facilities and the water is discharged to a marine sewer authorized by the national and local authorities, according to local environmental protection regulations.

     Law 19.300, passed in March 1994, provides "Basic Regulations for the Environment." These regulations are applicable to the activities of Coca-Cola Embonor. Generally, these norms are less stringent than the standards applicable to Coca-Cola Embonor under the bottler agreements with The Coca-Cola Company. The regulations established by Law 19.300 require Coca-Cola Embonor to hire independent experts to conduct environmental impact studies of any modifications to current projects or activities or any future projects or activities. Law
19.300 also creates a National Commission on the Environment. In addition, it creates regional commissions to supervise environmental impact studies for all modifications to current projects and all new projects. This law grants considerable discretionary power to regulators. We cannot assure you that future legislative or regulatory developments will not impose restrictions or additional costs. These restrictions and costs could be material to Coca-Cola Embonor's operations in Chile.

     In the future, Coca-Cola Embonor may be required to incur costs for compliance with and remediation under Chilean environmental laws and regulations. Coca-Cola Embonor does not believe that these costs will have a material adverse effect on its results of operations or financial condition. However, environmental laws and regulations are becoming increasingly more stringent. As a result, the increased costs of compliance and remediation that cannot be passed on to its customers may have a material adverse effect on Coca-Cola Embonor's results of operations or financial condition.

     Bolivia. In 1992, the Law of the Environment was enacted. This was Bolivia's first comprehensive national environmental legislation. In 1995 the regulations related to the Law of the Environment were promulgated. These regulations, among other things, require existing and new operations to:

     o    obtain environmental licenses,

     o    establish air and water quality discharge standards,

     o    set standards for the management and disposal of hazardous waste,

     o provide procedures and timetables for existing operations to come into compliance with the law and related regulations, and

     o    prepare environmental impact studies in some instances.

     Embol Bottling is currently in the process of evaluating the impact of these rules and assessing what steps it must take in order to comply with these regulations. We cannot guarantee that future legislative or regulatory developments will not impose restrictions or additional costs. These restrictions and costs could be material to Embol Bottling's operations in Bolivia.

     Peru. ELSA Bottling is subject to Peruvian provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge. Although environmental regulation in Peru is strict, enforcement has historically been less stringent in the past. ELSA Bottling plans to upgrade its waste water treatment facilities at all of its Peruvian plants. In the course of the next three years, ELSA Bottling intends to complete the construction of waste water treatment facilities at all of its Peruvian plants the year 2004/2005. The estimated total cost of these improvements is approximately U.S.$3.0 million.

     ELSA Bottling has incurred costs for compliance with and remediation under Peruvian environmental laws and regulations. It may be required to incur additional costs in the future. ELSA Bottling does not believe that these costs will have a material adverse effect on their results of operations or financial condition. However, environmental laws, regulations and enforcement are becoming increasingly more stringent. As a result, the increased costs of compliance and remediation that cannot be passed on to its customers may have a material adverse effect on ELSA Bottling's results of operations or financial condition.

C.     ORGANIZATIONAL STRUCTURE

     The following diagram illustrates, in summary form, the current equity ownership of Coca-Cola Embonor's material business operations:

                                                       100.00%   Agencia                61.59%
                           Coca-Cola Embonor S.A. -----------> Embot. Arica ---------------
                                                                 (Cayman)                 |
                                                                                          V
                                                        --------------------------> Embotelladora
   ---------------------------------------------------- |                   38.41%  Arica Overseas
   |                 |               |                | |    |                         (Cayman)    |
   | 99.8149%        |99.90%         | 33.00%   99.99%| |    |                                     |     99.999%
   |                 |               |                | | --------------------------------------------------
   |                 |               |                | | |  |                                     |       |
   V                 V               V                V | |  |                                     |       V
Embonar S.A.   Embotelladora   Envases Central      Embonor  |79.34%       Sociedad de             |Inversora Los Andes
                Iquique S.A.        S.A.        Holdings S.A.--------->Cartera del Pacifico        |        S.A.
                                                      |      |               S.R.L.                |         |
                                                      |      |                 |  72.02%           |         |  99.9990%
                                                      |      |                 V                   |         V
                                                      |      |   1.58%   Embotelladora             |   Embotelladoras
                                                      ----------------> Latinoamericana            |    Boliviana Unidas
                                                             |            S.A. (ELSA)              |      S.A. (EMBOL)
                                                             |                 |  76,111%          |
                                                             |                 V                   |
                                                             |         Industrial Iquitos          |
                                                             |             S.A. (IISA)             |
                                CHILE                        |                PERU                 |       BOLIVIA
                                FLAG                         |                FLAG                 |         FLAG
------------------------------------------------------------------------------------------------------------------------


D.      PROPERTY, PLANT AND EQUIPMENT

     Due to the high transportation costs of beverages, Coca-Cola Embonor maintains production plants in each of the principal population centers included in the franchise territories. In addition, it maintains distribution centers and administrative offices in each of the franchise territories. The following table sets forth the principal properties and facilities of Coca-Cola Embonor in each of the franchise territories, showing in square meters the combined size of offices, plants and warehouses at each facility. In Chile, Coca-Cola Embonor owns all the production and administration facilities, and leases all the warehouse facilities, except the warehouse facility at Pozo Almonte, which it owns. In Bolivia and Peru, Coca-Cola Embonor, through its subsidiaries Embol Bottling and ELSA Bottling, owns all the indicated properties in Bolivia and Peru.

                      Property, Plant and Equipment Summary
                             (At December 31, 2002)

     Location          Principal Use                       Surface Area    Surface Area
                                                               Land          Building

                                                            (in square      (in square
                                                             meters)         meters)
     Chile:
     Santiago          Administration                              280             280
     Arica             Blowing and Bottling Plant               18,799          13,721
     Iquique           Bottling Plant                           14,600           6,136
     Pozo Almonte      Distribution Center                       7,568             625
     Mamina            Bottling Plant                            5,200             900
     Santiago          Offices                                     549             549
     Vina del Mar      Bottling Plant and Offices              113,600          24,910
     Hijuelas          Offices                                     200             200
     San Felipe        Distribution Center                      12,000           1,518
     Talca             Blowing and Bottling Plant               94,800          17,800
     San Fernando      Distribution Center                       5,355           1,230
     Cauquenes         Distribution Center                         525             525
     Constitucion      Distribution Center                       1,710             598
     Hualane           Distribution Center                         450             450
     Parral            Distribution Center                       1,000             940
     Chillan           Distribution Center                      17,640           2,580
     Concepcion        Bottling Plant                           31,917          10,952
     Arauco            Distribution Center                       7,661             716
     Canete            Distribution Center                         230             180
     Lebu              Distribution Center                         240             240
     Coelemu           Distribution Center                         456             358
     Yungay            Distribution Center                         931             245
     Cabrero           Distribution Center                       1,500             600
     Temuco            Bottling Plant                           34,406          10,751
     Los Lagos         Distribution Center                         208             208
     Los Angeles       Distribution Center                       8,640           1,238
     Victoria          Distribution Center                      10,000             643
     Villarica         Distribution Center                       3,492             769
     Valdivia          Distribution Center                       2,450           1,270
     Puerto Montt      Bottling Plant                           36,883           8,234
     Osorno            Distribution Center                       5,400             844
     Ancud             Distribution Center                       3,000             850
     Castro            Distribution Center                      21,000             692

     Bolivia:*
     La Paz            Blowing and Bottling Plant               21,520          10,755
     La Paz            Distribution Center                       3,200             892
     Cochabamba        Blowing and Bottling Plant               21,552          10,245
     Cochabamba        Distribution Center                       1,000           1,000

     Location          Principal Use                       Surface Area    Surface Area
                                                               Land          Building

                                                            (in square      (in square
                                                             meters)         meters)

     Santa Cruz        Blowing and Bottling Plant              19,720          11,324
     Oruro             Distribution Center                     13,519           3,941
     Sucre             Distribution Center                     11,247           2,139
     Potosi            Distribution Center                        357             357
     Tarija            Blowing and Bottling Plant               7,557           2,250

     Peru:*
     Lima            Bottling Plant                             9,649           15,200
     Lima            Distribution Center                       43,635           28,613
     Chorrillos      Distribution Center                        2,532            2,690
     S.J. Lurigancho Distribution Center                       16,060           5,386
     Callao          Blowing and Bottling Plant                28,781          18,370
     Callao          Distribution Center                       23,184           1,019
     Huacho          Distribution Center                       14,992           5,845
     Barranca        Distribution Center                          828             717
     Chancay         Distribution Center                        1,380             150
     La Libertad     Bottling Plant                             6,970           4,849
     La Libertad     Distribution Center                       17,911           4,551
     Ancash          Distribution Center                        5,235             757
     Lambayeque      Distribution Center                       20,528          11,082
     Arequipa        Blowing, Bottling Plant and Offices      32,434          23,770
     Arequipa        Distribution Center                       14,938           6,606
     Cuzco           Bottling Plant                            11,250           5,143
     Ica             Bottling Plant                            23,000           7,980
     Ica-Pisco       Distribution Center                          472             626
     Moquegua        Distribution Center                        3,578           3,031
     Puno            Distribution Center                       20,727           6,502
     Tacna           Distribution Center                        9,380           5,887
--------------
*    Principal sites only.

     We currently have no mortgages on any of our properties.

    Capacity

     Below, we provide relevant information about the installed capacity and approximate average utilization of Coca-Cola Embonor Bottling's production facilities, by line of business. Information is based on a production schedule of three shifts per day, a 360-day year and production efficiency of 75.0%.

                                2000                                   2001                                2002
                                ----                  -                -----                -              ----
                   Annual                  Capacity      Annual                  Capacity     Annual                Capacity
                   Total       Average    Utilization    Total      Average    Utilization     Total     Average   Utilization
                 Installed     Capacity   During Peak  Installed    Capacity   During Peak   Installed  Capacity   During Peak
                 Capacity    Utilization   Month %      Capacity  Utilization    Month %     Capacity  Utilization  Month %
                (in millions      %                   (in millions     %                   (in millions        %
               of unit cases)                        of unit cases)                        of unit cases)
Soft Drinks
Chile.........         162       41.0%        75.6%         165       38.2%         68.3%        178      37.6%        65.9%
Bolivia.......          79       32.9%        54.0%          77       37.6%         61.8%         77      40.0%        62.3%
Peru..........         137       54.4%        89.5%         153       48.9%         80.4%        153      50.8%        73.2%

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         OPERATING RESULTS

Basis of Presentation

     This discussion and analysis should be read together with Coca-Cola Embonor's audited consolidated financial statements, including the notes to such financial statements, included elsewhere in this annual report. You should also read this together with the data provided in "Presentation of Financial and Certain Other Information," in the forepart of this Form 20-F and "Key Information--Selected Financial Data" (Item 3.A). Coca-Cola Embonor prepares its financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 39 to Coca-Cola Embonor's consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor. It also includes a reconciliation to U.S. GAAP of net income and total shareholders' equity. See "Liquidity and Capital Resources--U.S. GAAP Reconciliation" below. Reporting of income on a U.S. GAAP basis differs from its reporting in accordance with Chilean GAAP, mostly because of basic differences in the valuation of property, plant and equipment and goodwill resulting from the acquisitions of subsidiaries and its subsequent amortization, deferred income taxes, severance indemnities provisions and the amortization of intangible assets. The effect of inflation accounting under Chilean GAAP has not been eliminated in the reconciliation to U.S. GAAP.

     Chilean GAAP requires that financial statements recognize the effects of inflation. Accordingly, all financial information regarding Coca-Cola Embonor, unless we indicate otherwise, has been price-level restated. As a result, all such information is presented in comparable monetary terms. The general price-level gain or loss reflected in the income statement indicates both the effect of inflation on Coca-Cola Embonor's net holdings of monetary assets and liabilities during a period of inflation and the effect of foreign exchange gains or losses related to Coca-Cola Embonor's foreign currency denominated monetary assets and liabilities. Gains and losses on foreign currency denominated monetary assets and liabilities, refer to either those assets and liabilities held by Chilean entities that are not denominated in Chilean pesos or those assets and liabilities held by Coca-Cola Embonor's foreign subsidiaries that are not denominated in U.S. dollars. Assets and liabilities are considered "monetary" for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the general price level. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash.

Critical Accounting Policies and Estimates

     The preparation of these financial statements required us to make estimates and judgments that affected the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see the notes to the consolidated financial statements included elsewhere herein.

     Depreciation of Machinery and Transportation Equipment

     We calculate depreciation based on the unit of production method for machinery and transportation equipment. This method involves calculating an historical hourly depreciation rate based on the number of hours of usage of the equipment. We have performed statistical historical analyses and have made comparisons with manufacturers' specifications to ascertain the number of hours of usage of each type of equipment. We introduced this policy in 2001 and previously had calculated depreciation based on a straight line method according to the useful lives of the assets. This change in our depreciation calculations resulted in a lower depreciation charge in 2001 amounting to Ch$2,122 million (Ch$ 2,362 million in 2002).

     Depreciation is computed using the straight-line method over a useful life of five years for plastic bottles and ten years for glass bottles. Breakage is charged to expense as incurred.

     Other property, plant and equipment is depreciated on a straight line basis over their estimated useful lives.

     We believe that the methods used most closely reflect the recognition of the cost of such assets over their useful lives.

     Liability for bottle deposits and cases

     We incur a liability for the deposits on bottles and cases in circulation paid by our customers. A customer must return the bottle along with the receipt to receive the deposit back. Our liability for such deposits is based on an annual inventory of the bottles and cases in the possession of customers, valued at the average value of deposits received during the last five years for each type of bottle or case. Up until 1999, we had created a liability in our financial statements based on the accumulated historical value of deposits, which excluded any release of the liability because of breakage or loss

     Allowance for doubtful accounts

     The allowance for doubtful accounts is based upon our assessment of probable losses related to overdue accounts receivable. We apply a 100% provision for those customers that are 120 days overdue

     Recoverability of Tangible and Intangible Assets

     We assess the impairment of long-lived assets, identifiable intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

     o significant underperformance relative to expected historical or projected future operating results;

     o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

     o    significant negative industry or economic trends.

     When we determine that the carrying value of long-lived tangible assets, identifiable intangibles and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge. If the sum of the expected undiscounted future cash flows without interest charges is less than the carrying amount of the fixed assets, we recognize an impairment loss. The measurement of the impairment loss is based on the fair value of the asset, which we generally determine using a discounted cash flow approach and recent comparable transactions in the market. In the case of intangible assets, the cash flows are discounted to arrive at an estimate of the economic value of each segment which contains goodwill. If the economic value of the segment is lower than the accounting value of the segment including goodwill, an impairment loss is recognized.

Summary of Operations

     Coca-Cola Embonor engages primarily in the production and distribution of Coca-Cola soft drinks in Chile, Bolivia and Peru. In Chile, Coca-Cola Embonor also distributes the mineral water Vital, fruit juices and fruit flavored non-carbonated beverages Kapo, Andifruit and Nectar Andina under the authorization of The Coca-Cola Company, its own brand of mineral water, Mamina, as well as beer. It also owns a 33.0% interest in Envases Central. In Bolivia and Peru, Coca-Cola Embonor produces and distributes carbonated beverages, including its own brands, and table water.

     In addition, Coca-Cola Embonor produces Ref-PET (returnable) and OW PET (non-returnable) bottles for its own use in Bolivia and OW PET bottles for use in Chile and Peru.

     The following table shows, for the periods indicated, the net sales and operating income for Coca-Cola Embonor's operations in Chile, Bolivia and Peru. This data is expressed in millions of Chilean pesos and as a percentage of Coca-Cola Embonor's total consolidated net sales and operating income:

                                                                       Year ended December 31,
                                                         2000                   2001                    2002
                                                         -----                  -----                   ----
                                                              (in millions of Ch$, except percentages)
Net sales:
Chile..........................................Ch$  127,162    53.5%   Ch$  118,436    49.7%  Ch$  113,721    47.6%
Bolivia........................................      33,662    14.1%         36,612    15.4%        34,479    14.4%
Peru...........................................      77,071    32.4%         83,085    34.9%        90,508    38.0%
Total..........................................Ch$  237,895   100.0%   Ch$  238,133   100.0%  Ch$  238,708   100.0%
                                               ============  =======   ============  =======  ============  =======


Operating income:
Chile..........................................Ch$   18,202    91.0%   Ch$   16,849    66.3%  Ch$   13,406    67.8%
Bolivia........................................         701     3.5%          3,464    13.6%         2,854    14.4%
Peru...........................................       1,092     5.5%          5,105    20.1%         3,508    17.8%
                                                      -----                   -----                 -----
Total.......................................... Ch$  19,995   100.0%    Ch$  25,418   100.0%   Ch$  19,768   100.0%
                                                ===========  =======    ===========  =======   ===========  =======


     The following table shows, for the periods indicated, the net sales and operating income contributed by each of Coca-Cola Embonor's consolidated business segments. The data is expressed in millions of Chilean pesos and as a percentage of consolidated net sales and operating income. "Other beverages" for the purposes of this table includes, in Chile, juices, fruit flavored beverages, mineral water and beer and, in Bolivia and Peru, table water.

                                                                     Year ended December 31,
                                                       2000                     2001                    2002
                                                       -----                    ----                    ----
                                                             (in millions of Ch$, except percentages)
Net sales:
Soft drinks............................       Ch$  211,213    88.8%   Ch$  210,333    88.3%    Ch$  208,187     87.2%
Other beverages........................             26,682    11.2          27,800    11.7           30,521     12.8
                                              ------------ ---------  ------------ --------    -----------  ---------
     Total.............................       Ch$  237,895    100.0%  Ch$  238,133    100.0%   Ch$  238,708    100.0%
                                              ============ =========  ============ =========   ============ =========
Operating income:
Soft drinks............................       Ch$   15,375     76.9 %  Ch$  20,825     81.9%    Ch$  17,106     86.5%
Other beverages........................              4,620     23.1          4,593     18.1           2,662     13.5
                                              ------------ ---------  ------------ --------    ------------ ---------
     Total.............................       Ch$   19,995    100.0%  Ch$   25,418    100.0%   Ch$   19,768    100.0%
                                              ============ =========  ============ =========   ============ =========


     The following table shows, for the periods indicated, excerpts from Coca-Cola Embonor's consolidated income statement.

                                                                     Year ended December 31,
                                                  2000                    2001                      2002
                                                  ----                    -----                     ----
                                                         (in millions of Ch$, except percentages)
Net sales..............................   Ch$237,895     100.0%   Ch$ 238,133    100.0%     Ch$238,708      100.0%
Cost of sales..........................     (142,317)    (59.8)      (140,867)   (59.2)       (139,286)     (58.4)
                                          ------------ ---------  ------------ --------    ------------  ---------
  Gross profit.........................       95,578      40.2         97,266     40.8          99,422       41.6
Administrative and Selling expenses....      (75,583)    (31.8)       (71,848)   (30.2)        (79,654)     (33.4)
                                          ------------ ---------  ------------ --------    ------------  ---------
  Operating Income.....................       19,995       8.4         25,418     10.6          19,768        8.2
Non-operating Income (expenses)........      (38,666)    (16.3)       (35,259)   (14.8)        (38,050)     (16.0)
Income taxes, extraordinary items
and minority interest..................        4,879       2.1          1,138      0.5           1,783        0.7
  Amortization of Negative Goodwill....           -          -              -       -              -           -
                                          ------------ ---------  ------------ --------    ------------  ---------
Net loss...............................   Ch$(13,792)     (5.8)%  Ch$  (8,703)    (3.7)%   Ch$ (16,473)      (7.1)%
                                          ------------ ---------  ------------ --------    ------------  ---------

Results of Operations for the Years Ended December 31, 2000 and 2001

                                                    Year ended December 31,
                                                    2000               2001         Variance
                                                    -----              ----         --------
                                           (in millions of Ch$, except percentages)     %
Net sales..............................            Ch$237,895        Ch$238,133         0.1
Cost of sales..........................              (142,317)         (140,867)        1.0
                                                     ---------         ---------        ---
  Gross profit.........................                95,578            97,266         1.8
Administrative and Selling expenses....               (75,583)          (71,848)        4.9
                                                      --------          --------        ---
  Operating Income.....................                19,995            25,418        27.1
Non-operating Income (expenses)........               (38,666)          (35,259)        8.8
Income taxes, extraordinary items

and minority interest..................                 4,879             1,138       (76.7)
  Amortization of Negative Goodwill....                     -                            -
                                                     ---------         ---------       ----
Net loss...............................           Ch$ (13,792)      Ch$  (8,703)       36.9
                                                  ============      ============       ====


    Net Sales

     Coca-Cola Embonor's net sales for the year ended December 31, 2001 were Ch$238,133 million, as compared to Ch$237,895 million for the same period in 2000, representing an increase of 0.1%. The consolidated sales volume was 174.8 million unit cases, which represents a 0.1% increase compared to the previous year.

     Sales in Chile dropped by 6.9% in 2001 compared to 2000. The drop in sales was mostly due to a drop in overall volume in Chile by 4.4%. The drop in volume was principally due to competition from supermarkets' own brand products, which hit the sales of Coca-Cola and Fanta especially hard. There was a tendency in Chile towards non-returnable bottles which increased as a percentage of sales from 27.3% of total sales in 2000 to 29.9% in 2001. Prices remained stable throughout the year in Chile.

     Sales in Bolivia increased by 8.9% due to an increase in volume of 1.6%. This increase in volume was due to successful marketing of cheaper brands such as Simba and Fresca, which are considered to be part of the "B" class brands.

    Sales in Peru rose by 7.8% due to an increase in volume of 4.0%. This was principally due to the commencement of Inca Kola sales during the first half of 2001. There was also the successful launch of a new 8oz bottle which helped increase volume. Prices in Peru remained stable through most of the year, but an increase in prices was achieved towards the end of the year.

    Cost of Sales

     Cost of sales includes:

     o the cost of raw materials, principally soft drink concentrate and sugar,

     o    packaging materials,

     o depreciation expenses attributable to Coca-Cola Embonor's production facilities and returnable bottles,

     o wages and other employment expenses associated with the production labor force, and

     o    overhead expenses.

     Concentrate prices for Coca-Cola soft drinks are determined by The Coca-Cola Company. Historically, and currently, they have been a percentage of the price charged to the customer for each soft drink brand, net of sales taxes payable by Coca-Cola Embonor. The percentage varies depending on packaging format. See "Operating Results--Differences Operating Conditions--Cost of Raw Materials" (Item 5).

     Cost of sales was Ch$140,867 million during the year ended December 31, 2001 as compared to Ch$142,317 million in the corresponding period of 2000, representing a decrease of 1.0%. As a percentage of net sales, cost of sales decreased to 59.2% in the year ended December 31, 2001, compared to 59.8% in the corresponding period in 2000.

     Cost savings were achieved by transferring the management of some distribution centers to third parties. This helped to reduce costs by a reduction in headcount at these centers. The cost of sales was also impacted by a change in the method of depreciation for machinery and transport equipment. The method was changed from charging depreciation on a straight line basis to charging depreciation based on a calculation of the number of hours of usage of the assets. The change in the methods affected the depreciation charge by Ch$ 2,122 million in 2001.

    Gross Profit

     Gross profit during the year ended December 31, 2001 totaled Ch$97,266 million as compared to Ch$95,578 million in the corresponding period in 2000. As a percentage of net sales, gross profit was 40.8 % during the year ended December 31, 2001 and 40.2 % during the year ended December 31, 2000.

     Administrative and Selling Expenses

     The following table shows, for the periods indicated, a summary of administrative and selling expenses:

                                                       Year ended December 31,
                                                         2000         2001      Variance   Variance
                                                             (in millions of Ch$)              %
Administration and marketing salaries...............      26,342     24,306      (2,036)      (7.7)
Sales commissions...................................       2,598      2,683          85        3.3
Advertising.........................................      10,924     11,067         143        1.3
Freight and transportation..........................      16,262     15,214      (1,048)      (6.4)
Depreciation                                               3,228      4,716       1,488       46.1
Other...............................................      16,229     13,862      (2,367)     (14.6)
                                                          ------     ------      -------     ------
          Total.....................................      75,583     71,848      (3,735)      (4.9)
                                                          ------     ------      -------      -----


     Administrative and selling expenses totaled Ch$71,848 million during the year ended December 31, 2001. Such expenses were Ch$75,583 million in the corresponding period in 2000. As a percentage of net sales, administrative and selling expenses were 30.2 % for the year ended December 31, 2001 and 31.8 % for the corresponding period in 2000. Efficiency measures that were put in place during 2000, continued to help reduce costs during 2001.

     Administration and marketing salaries declined by 7.7%, mainly as a result of the lower administration headcount at distribution centers. This was as a result of turning over the management of some distribution centers to third parties. Some freight and transport activities were also transferred to subcontractors during 2001. This was the principal reason for the 6.4% drop in these costs.

     Depreciation increased during 2001 as a result of a change in our useful lives policy at ELSA. The useful lives policy at ELSA had not previously been in accordance with Coca-Cola Embonor's policy.

     "Other" mainly consists of warehouses cleaning and repair costs and also utility costs such as water, gas and electricity. The decrease in such costs is principally due to the outsourcing of some warehouse operations.

     Operating Income

     Operating income for the year ended December 31, 2001 was Ch$25,418 million. This represented a 27.1 % increase, as compared to Ch$19,995 million in the corresponding period in 2000. The amount of Coca-Cola Embonor's operating income that had been generated in Chile in the year 2000 was approximately 91%. This was reduced by 7.4% in 2001, reflecting the increasing importance of income from Bolivia and Peru. Operating income increased in Bolivia from Ch$701million for the year ended December 31, 2000 to Ch$3,464 million for the year ended December 31, 2001, while operating income in Peru increased from Ch$1,092 million as compared to Ch$5,105 million during the same periods.

     Non-operating Income (Expenses), net

     The following table shows, for the periods indicated, information concerning the components of non-operating income (expenses):

                            Years ended December 31,
                                                           2000          2001        Variance     Variance
                                                           -----         ----        --------     --------
                                                                (in millions of Ch$)                 %
Financial income......................................      3,484         1,307       (2,177)      (62.5)
Equity in net income (losses) of related companies....       (199)         (334)        (135)      (67.8)
Other non-operating income............................     10,262         6,126       (4,136)      (40.3)
Financial expenses....................................    (20,607)      (18,514)       2,093        10.2
Other non-operating expenses..........................     (9,864)       (5,674)       4,190        42.5
Amortization of goodwill..............................    (17,118)      (17,725)        (607)       (3.5)
Price-level restatement...............................     (4,315)       (4,095)         220         5.1
Foreign exchange gain (loss) .........................       (309)        3,650        3,959     1,281.2
                                                             -----        -----        -----     -------
Non-operating expense.................................    (38,666)      (35,259)       3,407         8.8
                                                          --------      --------       -----         ---


     Non-operating expense amounted to Ch$35,259 million for the year ended December 31, 2001 compared to Ch$38,666 million for the corresponding period in 2000. Financial income consists principally of income generated by investments. Fewer investments were made in 2001, resulting in a drop in such income.

     The expense generated from the share of net income in related parties increased as both Comptec S.A. and Envases Central made losses in the year ended December 31, 2001. Other non-operating income declined considerably as the year ended December 31, 2000 included the reversal of the provision for bottle and case deposits amounting to Ch$4,604 million

     Financial expenses consist principally of interest on bonds and Coca-Cola Embonor's bank credit facility. The fall in such expenses from 2000 to 2001 is principally due to the significant fall in interest expense as a result of the renegotiation of Coca-Cola Embonor's banking liabilities during 2000 when additional expenses related to prepaying the foreign syndicated loan of US$200 million were charged to income. In addition, the exchange differential in 2001 was positive while there was a charge to income in 2000.

     Other non-operating expenses consist of holding expenses and amortization of prepaid expenses. The decrease between the year ended December 31, 2000 and the year ended December 31, 2001 is principally due to the reversal in 2001 of a restructuring provision amounting to Ch$ 2,414 million that had been established in 2000. The restructuring did not take place and so was reversed in 2001. The amount of foreign exchange loss that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars for 2000 was Ch$ 309 million, and the amount of foreign exchange gain for 2001 was Ch$ 3,650 million.

     Income Taxes

     The total provision for income taxes for the year ended December 31, 2001 was an expense of Ch$1,247 million, as compared to an expense of Ch$964 million in 2000. Coca-Cola Embonor's effective consolidated tax rate for the year ended December 31, 2001 was a negative 12.2%, as compared to a positive 31.1% for the year ended December 31, 2000. See "Operating Results--Differences in Operating Conditions--Income Taxes".

     The difference in effective tax rate results principally from Coca-Cola Embonor restructuring in 2000 of the former Williamson Balfour assets.

     Minority Interest

     Minority interest participation in the net losses of consolidated subsidiaries was a negative Ch$63 million for the year ended December 31, 2001, as compared to a negative Ch$924 million for the year ended December 31, 2000. The change is principally due to the large net income generated in Socap in 2000 compared to a net loss in 2001.

     Net Income (Loss)

     As a result of the items discussed in the preceding paragraphs, the consolidated net loss for the year ended December 31, 2001 was Ch$8,703 million, as compared to a consolidated net loss in 2000 of Ch$13,792 million. The net loss in the 2001 fiscal year was more than Ch$ 5,089 million less than the loss of Ch$ 13,792 million in 2000. It is important to note that this loss in 2001 was affected by the amortization of goodwill amounting to Ch$ 17,725 million, which is a non-cash item.

     Results of Operations for the Years Ended December 31, 2001 and 2002

                                                Year ended December 31,
                                                2001             2002          Variance
                                                -----            ----          --------
                                       (in millions of Ch$, except percentages)    %
Net sales..............................         Ch$238,133      Ch$238,708           0.2
Cost of sales..........................           (140,867)       (139,286)          1.1
                                                  ---------  --------------          ---
  Gross profit.........................             97,266          99,422           2.2
                                                   (71,848)
Administrative and Selling expenses....                            (79,654)        (10.9)
                                                  ---------  --------------          ---
  Operating Income.....................             25,418          19,768         (22.2)
Non-operating Income (expenses)........            (35,259)        (38,050)         (7.9)
Income taxes, extraordinary items
and minority interest..................              1,138           1,783          56.7
                                                        -               26             -
                                                  ---------  --------------          ---
Net loss...............................        Ch$  (8,703)   Ch$  (16,473)        (89.3)
                                               ============   =============        ======


    Net Sales

     Coca-Cola Embonor's net sales for the year ended December 31, 2002 were Ch$238,708 million, as compared to Ch$238,133 million for the same period in 2001, representing an increase of 0.2%. The consolidated sales volume was 177.0 million unit cases, which represents a 1.2% increase compared to the previous year. Broken down by country, the sales volume decreased 1.9% in Chile, increased 4.4% in Peru and 0.6% in Bolivia.

     Sales in Chile decreased 4.0% in 2002 as compared to 2001. This decrease was principally due to a 1.9% decrease in volume. The reason for the decrease in volume reflects a lowered demand in the industry in general and also a move towards cheaper branded products. The decrease in sales is also due to a 2.1% lowering in average prices, due to a strong competitive environment, mainly from supermarkets own brands and also from "B" brands as described in item 4 B. B brand products have a lower price structure. Such products have principally hurt the sales of Coca-Cola and Fanta. In Chile, there is also an increasing tendency towards non-returnable bottles. The percentage of the Company's sales that result from non-returnable bottles increased from 29.9% in 2002 to 35.1% in 2002.

     Sales in Bolivia decreased by 5.8% in 2002 as compared to 2001. This decrease is principally explained by a reduction of 6.3% in the average price of products sold. However, this was partially off-set by an increase in volume sold. The volume increase was principally due to higher sales of the Simba and Fresca products during the year.

     Sales in Peru increased 8.9% in 2002 as compared to 2001. The increase was due to both an increase in price and volume. Volume increased by 4.4% in 2002 compared to 2001, most of which was due to increases in sales at Inca Kola and also the penetration in the market of the new 8 ounce bottles. The increased demand has allowed an increase in average prices of 4.4% during in 2002 as compared to 2001. There was a small decrease in prices towards the end of the year. This was due to efficiency savings in the distribution network and subsequent cost savings being passed to the consumer to protect market share.

    Cost of Sales

     Cost of sales was Ch$139,286 million during the year ended December 31, 2002 as compared to Ch$140,867 million in the corresponding period of 2001, representing a decrease of 1.1%. As a percentage of net sales, cost of sales decreased to 58.3% in the year ended December 31, 2002, compared to 59.2% in the corresponding period in 2001.

     Cost savings were achieved by transferring the management of some distribution centers to third parties. This helped to reduce costs by a reduction in headcount at these centers. A full year's impact was seen in 2002 as such changes were introduced during 2001.

    Gross Profit

     Gross profit during the year ended December 31, 2002 totaled Ch$99,422 million as compared to Ch$97,266 million in the corresponding period in 2001. As a percentage of net sales, gross profit was 41.7 % during the year ended December 31, 2002 as compared to 40.8 % during the year ended December 31, 2001.

    Administrative and Selling Expenses

     The following table shows, for the periods indicated, relevant information about the components of administrative and selling expenses:

                             Year ended December 31,
                                                          2001        2002      Variance   Variance
                                                             (in millions of Ch$)              %
Administration and marketing salaries...............      24,306     24,144       (162)       (0.7)
Sales commissions...................................       2,684      2,730          46         1.7
Advertising.........................................      11,067     17,116       6,049        54.7
Freight and transportation..........................      15,214     18,077       2,863        18.8
Depreciation                                               4,716      5,461         745        15.8
Other...............................................      13,861     12,126     (1,735)      (12.5)
                                                          ------     ------     -------      ------
          Total.....................................      71,848     79,654       7,806        10.9
                                                          ------     ------       -----        ----


     Administrative and selling expenses totaled Ch$79,654 million during the year ended December 31, 2002. Such expenses were Ch$71,848 million in the corresponding period in 2001. As a percentage of net sales, administrative and selling expenses were 33.4 % for the year ended December 31, 2002 and 30.2 % for the corresponding period in 2001.

     Administration and marketing salaries declined by 0.7%, mainly as a result of the lower administration headcount at distribution centers.

     Advertising increased by 54.7%, to support sales growth, to carry out special campaigns due to the football world cup and to support new products launched to compete against low price brands (B-brands).

     Freight and transportation costs were up in 2002 versus 2001 by 18.8% due to an increase in sales and distribution/longhaul transportation costs.

     Depreciation increased during 2002 as a result of the additions of new assets in ELSA and the exchange rate in Peru.

     "Other" mainly consists of cleaning and repair costs for warehouses and also utility costs such as water, gas and electricity. The decrease in such costs is principally due to the outsourcing of some operations, thus allowing tighter control on these expenses.

     Operating Income

     Operating income for the year ended December 31, 2002 was Ch$19,768 million. This represented a 22.2 % decrease, as compared to Ch$25,418 million in the corresponding period in 2001. Operating income represented 8.3% of net sales in 2002 compared to 10.7% in the previous year, due fundamentally to a drop in unit income in the Peru and Bolivia franchises, coupled with an increase in selling expenses in Peru because of the devaluation of the peso. The amount of Coca-Cola Embonor's operating income that had been generated in Chile in the year 2001 was approximately 66.3%. This was reduced by 20.4% in 2002. In Bolivia and Peru was reduced by 17.6% and 31.3%, respectively. Operating income decreased in Bolivia from Ch$3,464 million to Ch$2,854 million for the year ended December 31, 2001 as compared to the year ended December 31, 2002 while operating income in Peru decreased from Ch$5,105 million as compared to Ch$3,508million during the same periods.

    Non-operating Income (Expenses), Net

     The following table shows, for the periods indicated, a summary of non-operating income (expenses):

                            Years ended December 31,
                                                           2001          2002        Variance     Variance
                                                           -----         ----        --------     --------
                                                                (in millions of Ch$)                 %
Financial income......................................      1,307         5,315        4,008         307
Equity in net income (losses) of related companies....       (334)         (315)          19         5.7
Other non-operating income............................      6,126         1,985       (4,141)      (67.6)
Financial expenses....................................    (18,514)      (18,364)         150         0.8
Other non-operating expenses..........................     (5,674)      (10,193)      (4,519)      (79.6)
Amortization of goodwill..............................    (17,725)      (18,050)        (325)       (1.8)
Price-level restatement...............................     (4,095)          897        4,992       121.9
Foreign exchange gain (loss) .........................      3,650           675       (2,975)      (81.5)
                                                             -----          ---       -------      ------
Non-operating expense.................................    (35,259)      (38,050)      (2,791)       (7.9)
                                                          --------      --------      -------       -----


     Non-operating expense was Ch$38,050 million for the year ended December 31, 2002 compared to Ch$35,259 million for the corresponding period in 2001. Financial income consists principally of income generated by investments. The increase in income from Ch$ 1,307 in 2001 to Ch$ 5,315 in 2002 is explained principally by income received from the an interest rate transaction.

     The expense generated from the share of net income in related parties decreased as both Comptec S.A. and Envases Central had losses in the years ended December 31, 2001 and 2002. Other non-operating income declined considerably in the year ended December 31, 2002. The decrease is principally due to the reversal in 2001 of a restructuring provision amounting to Ch$ 2,414 million that had been established in 2000 and the conversion of the financial statements of foreign subsidiaries according to the rules in BT 64 of the Chilean Accountants Association by Ch$ 2,009 million in 2001 (Charge by Ch$ 1,674 million in 2002).

     Financial expenses consist principally of interest on bonds and Coca-Cola Embonor's bank credit facility. The fall in such expenses from 2001 to 2002 is principally due to the renegotiation of Coca-Cola Embonor's banking liabilities and prepayment of Series A Bonds. In addition, the exchange differential in 2002 was positive while there was a charge to income in 2001.

     Other non-operating expenses consist of holding expenses and amortization of prepaid expenses. The increase between the year ended December 31, 2001 and the year ended December 31, 2002 is principally due to the conversion of the financial statements of foreign subsidiaries according to the rules in BT 64 of the Chilean Accountants Association by Ch$ 1,674 million in 2001 (income by Ch$ 2,009 million in 2002), to a decrease in the conversion for entities abroad as well as the expense of previously deferred expenses relating to the issuance of Series A bonds because of the prepayment of such bonds.

     The amount of foreign exchange gain that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars, for 2001 and 2002 was Ch$ 3,650 and Ch$ 675, respectively.

    Income Taxes

     The total provision for income taxes for the year ended December 31, 2002 was an expense of Ch$1,169 million, as compared to an expense of Ch$1,264 million in 2001. Coca-Cola Embonor's effective consolidated tax rate for the year ended December 31, 2002 was a positive 6.4%, as compared to negative rate of 12.2% for the year ended December 31, 2001. See "Operating Results--Differences in Operating Conditions--Income Taxes".

    Minority Interest

     Minority interest in subsidiaries represented a loss of Ch$62 in 2001 compared with a loss of Ch$247 in 2002. The change is principally due to a smaller loss in Socap whose net loss was Ch$2,720 million in 2001 and Ch$2,022 million in 2002.

    Net Income (Loss)

     As a result of the items discussed in the preceding paragraphs, the consolidated net loss for the year ended December 31, 2002 was Ch$16,473 million, as compared to a consolidated net loss in 2001 of Ch$8,703 million. The net loss in the 2002 fiscal year was more than Ch$ 7,770 million less than the loss of Ch$ 8,703 million in 2001. This loss in 2001 and 2002 was affected by the amortization of goodwill which is a non-cash item. Amortization for the year ended December 31, 2001 and 2002 amounted to Ch$ 17,725 and Ch$ 18,050 million, respectively.

     For a discussion of governmental economic, fiscal, monetary and political policies that could materially affect, directly or indirectly, Coca-Cola Embonor's operations or investments by Chilean shareholders, see the risk factors captioned "Risks Relating to Chile", "Risks Relating to Peru" and "Risks Relating to Bolivia" under "Key Information--Risk Factors" (Item 3).

B.       LIQUIDITY AND CAPITAL RESOURCES

     Coca-Cola Embonor's principal liquidity and capital resource requirements are to finance customer account receivables, inventories and capital improvements. These resources are also used to finance the repayment of indebtedness. Coca-Cola Embonor's primary sources of liquidity have been funds from:

     o    operations, and

     o borrowings from commercial banks, both internationally and within Chile.

     At December 31, 2002, total consolidated liabilities of Coca-Cola Embonor, excluding minority interest, were Ch$294,896 million. Ch$17,717 million of this amount was the current portion of long-term bank indebtedness. Ch$62,536 million was long-term bank indebtedness.

     At December 31, 2001, total consolidated liabilities of Coca-Cola Embonor excluding minority interest, were Ch$297,975 million. Ch$15,075 million of this amount was the current portion of long-term bank indebtedness. Ch$43,922 million was long-term bank indebtedness.

     At December 31, 2000, total consolidated liabilities of Coca-Cola Embonor excluding minority interest, were Ch$278,107 million. Ch$840 million of this amount was the current portion of long-term bank indebtedness. Ch$57,955 million was long-term bank indebtedness.

     The increase in the current liabilities in 2002 compared to 2001 is explained by the transfer to short term of the principal under the syndicated loan and Chilean bonds series A owed by the Company, which must be paid during 2003. This change resulted in a decrease in the Company's liquidity ratio, which changed from 1.29 to 0.91. See "Information on the Company--History and Development of the Company--Debt Refinancing" (Item 4).

     Cash flow generated by operating activities increased from Ch$13,363 in 2000 to Ch$33,322 in 2001. The change is principally due to an increase in the recovery of trade accounts receivable and an increase in other revenues such as recovered income taxes for fiscal year 2001, the sale of promotional articles and the sale of investments. Cash flow generated by operating activities decreased from Ch$33,322 in 2001 to Ch$27,909 in 2002. This is explained by a decrease in both the recovery of trade accounts receivable and in other revenue, principally a decrease in recovered income taxes.

     Coca-Cola Embonor's borrowings under its loans accrued and bonds were Ch$145,733 million in 2000, Ch$513 million in 2001 and Ch$36,206 million in 2002. Cash flows provided by financing activities amounted to Ch$ 6,782 in 2000, Ch$ 296 in 2001 and net cash flows used in financing activities amounted to Ch$ 9,655 in 2002. The variations are explained by the fact that in 2000, both loans and bond levels increased, which were paid off in 2002.

     In 2000, the net negative cash flow from investing activities was Ch$ 39,283, compared with Ch$ 9,931 in 2001. The difference is due to the fact that in 2000, the company made significant long-term investments and extended loans to related companies, whereas in 2001, the Company received payments for loans made to related companies. The net negative cash flow from investing activities decreased to Ch$ 20,457 in 2002 from Ch$ 9,931 in 2001. The change is explained by the fact that, in 2002, the Company did not receive payments for loans made to related companies while extending additional loans to related companies.

     In 2002, the principal uses of cash were payment to suppliers and employees of Ch$219,650 million, interest paid of Ch$ 18,007 million, VAT and other similar taxes paid of Ch$18,952, Loan and Bond payments of Ch$45,615 and additions to property, plan and equipment of Ch$15,219.

     In 2001, the principal uses of cash were payments to suppliers and employees of Ch$228,796 million, interest paid of Ch$19,138 million, VAT and other similar taxes paid of Ch$37,697 and additions to property, plant and equipment of Ch$13,675.

     In 2000, the principal uses of cash were payments to suppliers and employees of Ch$224,054 million, loan payments of Ch$135,163 million, taxes paid of Ch$21,150 million, additions to property, plant and equipment of Ch$17,313 million and interest paid of Ch$20,227 million.

     Coca-Cola Embonor believes that cash flows generated by operations, cash balances and available lines of credit, including supplier credit and borrowings from third parties, will be sufficient to meet Coca-Cola Embonor's working capital, debt service and capital expenditure requirements for the foreseeable future.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Not applicable



D.       TREND INFORMATION

     The most significant trends in production, sales and inventory, the state of the order book and costs and selling prices since the end of the last fiscal year are outlined below:



o B-Brands. Competition from low price brands, known as B-Brands, has remained stable in Peru and Bolivia, where market share has not changed. In the case of Chile, even though its market share increased from 16% to 22% in 2002, their development has been stagnant since the fourth quarter of year 2002. This is the result of the new value priced driven strategy applied across all markets: Tai for Chile, Simba for Bolivia, and Fanta for Peru. Our aim is not to recover market share through the use of these brands, but to stop low-level-price brands from further development. The innovation of flavors, packaging and brands is key to maintaining our leadership position and prevent new incoming B-Brands. This also provides continuity over time and the ability to compete effectively against the variety of flavors existing on the market.



o Package mix. The package mix has experienced the following trends since the end of the last fiscal year:

     - In all markets we have seen a slight trend towards one-way formats. The company has developed a number of alternative refillable packages in order to slow down the adoption rate at which the returnable format becomes less relevant. Among these, the most important are the single serve 192 cc and 237 cc refillable glass categories.

     - The increasing consumption of single-serve packages yields higher profit margins but lower sales prices to customers, which in return allows Embonor to improve its position against competitors.

     - Returnable packages continue to be the dominant type in the markets in which we operate and the trend is expected to continue for the next 2 to 3 years.



o Financial markets. Interest rates have declined significantly, allowing us to lower interest expenses.

E.       OFF-BALANCE SHEET ARRANGEMENTS

Effect of Technical Bulletin N(degree) 64

     In accordance with the Chilean foreign currency translation standard BT 64, described in Note 2(w) to Coca-Cola Embonor's consolidated financial statements, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company's operations, are measured into US dollars. As Coca-Cola Embonor's foreign subsidiaries meet the above criteria, Coca-Cola Embonor has remeasured its foreign investments into US dollars under this requirement as follows:

     - Monetary assets and liabilities are translated at year-end rates of exchange between the United States dollar, and the local currency;

     - All non-monetary assets, liabilities, and shareholder's equity are translated at historical rates of exchange between the United States dollar and the local currency;

     - Income and expense accounts are translated at average rates of exchange between the United States dollar and the local currency; and

     - The effects of any exchange rate fluctuations are included in the results of operations for the period.

     In the opinion of Coca-Cola Embonor, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP.

     The allowance account due to the conversion of investments abroad, is entitled "Cumulative adjustment for exchange differential." The effect can be seen in the Financial Statements in item 18, Note 23 (c) 2.



U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor are:

     o inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP,

     o the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal,

     o accounting for the purchase of the subsidiaries at fair value, thus causing a different amount of goodwill,

     o treatment of goodwill and intangibles and consideration of impairment tests,

     o    the accounting for deferred taxes,

     o    the treatment of mandatory minimum dividends, and

     o    the accounting for staff severance indemnities.

Note 39 of the Coca-Cola Embonor consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor. It also includes a discussion of a reconciliation to U.S. GAAP of net income and total shareholders' equity. The net loss after reconciliation to U.S. GAAP was Ch$15,174 million in 2001 and Ch$2,503 million in 2002. Under Chilean GAAP, shareholders' equity at December 31, 2002 was Ch$224,247 million, as compared to Ch$235,866 million under U.S. GAAP, which represents an increase of 5.2%.

E.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following summarizes Coca-Cola Embonor's contractual cash obligations and commercial commitments at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

Contractual Obligations               Payment due by period in millions of constant pesos of December 31, 2002
                                      ------------------------------------------------------------------------
                                         Total       Less than 1      2-3-years      4-5 years     After 5 years
                                                         year
Long term debt including current
maturities                                 235,480          40,973         26,605         141,865         26,037
Operating Leases                                 -               -              -               -              -
Unconditional purchase obligations               -               -              -               -              -
                                     -------------- --------------- -------------- --------------- --------------
Total contractual obligations              235,480          40,973         26,605         141,865         26,037
                                     -------------- --------------- -------------- --------------- --------------


     Other commercial commitments of Coca-Cola Embonor consist of the following items:

Other Commercial commitments          Payment due by period in millions of constant pesos of December 31, 2002
                                     ----------------------------------------------------------------------------
                                         Total       Less than 1      2-3-years      4-5 years     After 5 years
                                                         year
Lines of credit                                  -               -              -               -              -
Guarantees                                       -               -              -               -              -
Standby repurchase obligations                   -               -              -               -              -
Other commercial commitments (1)            19,479          19,479              -               -              -
                                     -------------- --------------- -------------- --------------- --------------
Total commercial commitments                19,479          19,479              -               -              -
                                     -------------- --------------- -------------- --------------- --------------

-------------------
(1) We maintain contracts with Coca-Cola and other suppliers to purchase certain amounts of raw materials. These contracts are all short-term in nature and are included in accounts payable in our financial statements.




G.       SAFE HARBOR

Not applicable

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES



A.       DIRECTORS AND SENIOR MANAGEMENT

Coca-Cola Embonor is managed by its board of directors. Under the estatutos, or bylaws, they are elected for a term of two years. The board currently consists of seven directors who were elected by Coca-Cola Embonor's shareholders at a shareholders meeting in April, 2003. Directors are elected for a period of two years and have been elected until the shareholders' meeting of April 2005.

     Under the bylaws of Coca-Cola Embonor, as amended to date, six directors and their alternates are to be elected by holders of the Series A shares. One director and his or her alternate is to be elected by holders of the Series B shares. The bylaws provide that if a vacancy occurs during the term, the board of directors has the right to elect a temporary director to fill the vacancy. This person will act as director until the next regularly scheduled meeting of shareholders when the entire board of directors will be elected.

     During the election of directors, a shareholder of the Series A shares may vote all of its shares in favor of one nominee of that series or may apportion its shares among any number of the nominees. These voting provisions insure that a shareholder owning 14.3% of the Series A shares outstanding is able to elect a representative to the board of directors. A shareholder owning a majority of the Series B shares outstanding is able to elect the sole director of that series.

Coca-Cola Embonor's current seven directors are:



                                 Name Position
           Hernan Vicuna Reyes                                            Chairman of the Board of Directors

           Manuel Antonio Tocornal Astoreca............................   Director

           Diego Hernan Vicuna Garcia-Huidobro.........................   Director

           Jorge Lesser Garcia-Huidobro................................   Director

           Leonidas Vial Echeverria....................................   Director

           Glenn Jordan Schoenbohm.....................................   Director

           Mariano Rossi Rosales.......................................   Director


     Hernan Vicuna Reyes, 76, has been Chairman of the Board since 1963. Mr. Vicuna is also a member of the board of directors of Iquique and Distribuidora Direnor S.A. (translated as Direnor Distributing Company).

     Manuel Antonio Tocornal Astoreca, 68, has been a director since 1995. He is also a director of Maderas Prensadas Cholguan, Pesquera Iquique Guanaye S.A. and Empresa Pesquera Eperva S.A.

     Diego Hernan Vicuna Garcia-Huidobro, 47, son of Mr. Hernan Vicuna Reyes, has been a director since 1987. He is also a director of Iquique and Direnor. Mr. Vicuna has an architectural degree from Universidad Catolica de Chile.

     Jorge Lesser Garcia-Huidobro, 46, has been a director since April, 1999. Mr. Lesser was the Sub General Manager of Endesa-Chile from December 1997 until June 1999. He was the Chief Financial Officer of Endesa-Chile from August 1990 to November 1995. Mr. Lesser has been the Sales and Finance Manager of Sociedad Pesquera Coloso S.A. and the Finance Manager of Celulosa Arauco y Constitution S.A. He has been the Chairman of Endesa-Chile Overseas, Vice Chairman of Inverandes and a director of El Chocon and Argelec. He holds a degree in industrial civil engineering from the University of Chile. Mr. Lesser is the cousin of Mr. Diego Hernan Vicuna Garcia-Huidobro.

     Leonidas Vial Echeverria, 51, has been a director since April, 2000. Mr. Vial was born on June 6, 1952. He is married and has 7 children. He is Vice-Chairman of Bolsa de Comercio de Santiago, Chairman and senior partner of Larrain Vial S.A. and, Director of the Boards of Endesa, Empresas Santa Carolina S.A., Cic S.A., Compania Industrial El Volcan S.A. and Coca Cola Embonor S.A.

     Glenn Jordan Schoenbohm, 46, was born in Santa Fe de Bogota, Colombia in 1957. He graduated as an industrial engineer at the Los Andes University. He has a 24-year career with The Coca-Cola Company in a variety of management jobs in Colombia, Atlanta, Brazil and Argentina. He is the President of Coca-Cola, South Latin America Division, comprising Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay. He has been a member of the Board of Directors of Embonor S.A. since 2001. He is also Director of other bottlers' Boards, such as Embotelladora Andina S.A. and Montevideo Refrescos S.A.

     Mariano Rossi Rosales, 37, has been a member of the Board of Directors of Embonor S.A. since 2001. Mr. Rossi holds a degree in Business Administration from the Buenos Aires University, Argentina. He joined The Coca-Cola Company in Spain in 1991. Since 1998, he has been Financial Director of Coca-Cola, South Latin America Division. He also serves on the board of Embotelladora Polar S.A. (Chile), Montevideo Refrescos S.A. (Uruguay) and other companies operating within the SLAD.

     Coca-Cola Embonor's current executive officers are:

                            Name                                                Position
                            ----                                                --------
            Andres Vicuna Garcia-Huidobro.................. Corporate General Manager

            Fernando Grez Spikin........................... Corporate Operations Manager

            Roger Ford..................................... Corporate Chief Financial Officer

            Cristian Hohlberg Recabarren................... Corporate Business Development Manager

            Ricardo Leon Delpin............................ Corporate Controller

            Felipe Hurtado Parot........................... Corporate Human Resources Manager

            Jorge Herrera Ronco............................ Corporate Planning and Studies Manager

            Alex Hughes Montealegre........................ Technical Manager

            Agustin Riveros Quiroz......................... MS Manager


     Andres Vicuna Garcia-Huidobro, 44, son of Mr. Hernan Vicuna Reyes, has been Chief Executive Officer of Coca-Cola Embonor since 2000. He was a Director from 1990 to April 1, 2000, and was the Executive Vice President and Chief Executive Officer of Coca-Cola Embonor from 1990 to April 1999. Mr. Vicuna is also a Director of Embol Bottling, Iquique and Envases. He holds a degree in commercial engineering from the Universidad Catolica de Chile and an M.S. degree from the London School of Economics.

     Fernando Grez Spikin, 47, has been Chief Operations Manager of Coca-Cola Embonor since 1997. From 1980 to 1981 he worked as Engineer for Embotelladora Andina, from 1982 to 1992 as Manager of Embotelladora Williamson Balfour in Talca, Concepcion and Vina del Mar, from 1992 to 1994 as General Director of Refrige in Portugal, from 1994 to 1997 as President to Rio de Janeiro Refrescos in Brazil. Mr. Grez holds a civil and industrial engineering degree from Universidad Catolica de Chile.

     Roger Ford, 42, has been Coca-Cola Embonor's Chief Financial Officer since March 2001. Previously, he was Finance Manager of Coca-Cola of Chile from 1997 to 2001. Mr. Ford holds a Bachelor of Arts in Economics and Masters of Business Administration from Rice University in Houston.

     Cristian Hohlberg Recabarren, 44, has been Coca-Cola Embonor's Business Development Manager since 1999, Chief Financial Officer from 1995 to 1999, and General Manager from January, 1997 to June, 1999. He joined Coca-Cola Embonor in 1993 after serving as economic counselor at the Chilean Embassy in Washington D.C. Mr. Hohlberg is also a Director of Embol Bottling. He holds a degree in commercial engineering from the Universidad Catolica de Chile and an MBA from the University of Notre Dame.

     Ricardo Leon Delpin, 60, has been Coca-Cola Embonor's Controller since 1999 and was the Administrative and Finance Manager of Embonor Bottling from 1993 to 1999. Previously, during 1978 and 1982, he worked as Administrative and Finance Manager to Embotelladora Concepcion, during 1968 and 1978 as Manager of Cia. Acero del Pacifico in Talcahuano and from 1966 to 1967 as Manager at Grace & Cia. Mr. Leon holds a degree in commercial engineering from Universidad de Concepcion.

     Felipe Hurtado Parot, 44, has been Coca-Cola Embonor's Human Resources Manager since 1992. From 1989 to 1992 he was Human Resources Manager of Coca-Cola Export Corp., and before that he was the Legal and Human Resources Manager of Mobil Oil Corporation from 1985 to 1989. From 1983 to 1984 he was Tax Manager of Price Waterhouse. Mr. Hurtado holds a law degree and an MBA from Universidad Catolica de Chile.

     Jorge Herrera Ronco, 40, has been the Planning & Studies Manager of Coca-Cola Embonor since December 1999. Before that, he was the Marketing Manager for Coca-Cola Embonor and The Coca-Cola Company's Chilean North Region. Mr. Herrera has a degree in commercial engineering from the Universidad de Santiago and an MBA from Harvard University.

     Alex Hughes Montealegre, 56, has been Coca-Cola Embonor's Engineering & Technical Manager since 1987. From 1985 until 1986 he was the Bottling Manager of Cuyo's Brewery based in Argentina, Mechanic Engineer from 1976 until 1985 of Mendoza Refrescos, and Production Manager from 1972 until 1974 of Comecanica in Chile. He holds a degree in Mechanics Execution Engineering.

     Agustin Riveros Quiroz, 44, has been Coca-Cola Embonor's Information & Communication Technology Manager since 1997. Previously, he was the System's Manager to Corpora Tres Montes from 1991 until 1997, Assistant Manager to Synapsis from 1989 until 1991, Teacher and Project Manager to Universidad Tecnologica Metropolitana from 1987 until 1991 and Consultant to Ernst & Young from 1987 until 1989. Mr. Riveros holds a degree in Computer Systems Engineering from Universidad Santiago and a MS Computer Science from Universidad de Chile.



B.       COMPENSATION

     Directors and alternates are paid a monthly fee for attendance at board meetings. Coca-Cola Embonor does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual executive officers. Coca-Cola Embonor does not maintain any pension or retirement programs for its directors or executive officers. For the years ended December 31, 2001 and 2002, the aggregate amount of compensation paid by Coca-Cola Embonor to all directors and executive officers as a group was Ch$ 264 million and Ch$ 265 million. As of December 31, 2002, compensation paid to the key executives of Coca-Cola Embonor S.A. amounted to Ch$ 1,521 million (Ch$ 1,525 million in 2001).



C.       BOARD PRACTICES

     Coca-Cola Embonor is managed by its board of directors. Under the estatutos, or bylaws, they are elected for a term of two years. The board currently consists of seven directors who were elected by Coca-Cola Embonor's shareholders at a shareholders meeting in April, 2003. Coca-Cola Embonor does not provide benefits to its directors upon termination of employment. Coca-Cola Embonor has an audit committee formed by three members of the board of directors, which reviews financial statements and projections and matters relating to remuneration.

     Coca-Cola Embonor's members of the audit committee are:

                            Name                                    Position
Manuel Antonio Tocornal Astoreca................Chairman of the Audit Committee
Leonidas Vial Echeverria........................Director
Jorge Lesser Garcia-Huidobro....................Director


     The members of the Audit Committee are paid a monthly fee for attendance at board meetings. For the years ended December 31, 2001 and 2002, the aggregate amount of compensation paid by Coca-Cola Embonor to all members of the audit committee was Ch$ 8.8 million and Ch$ 9.0 million.



D.       EMPLOYEES

     At December 31, 2002, Embonor had 4,193 employees, including 1,282 in Chile, 1,847 in Peru and 1,064 in Bolivia. At December 31, 2001, Embonor had 4,231 employees, including 1,333 in Chile, 1,835 in Peru and 1,063 in Bolivia. At December 31, 2000, Coca-Cola Embonor had approximately 4,737 employees, including 1,551 in Chile, 2,080 in Peru and 1,106 in Bolivia.

     During the warmer months of October through March, it is customary for Coca-Cola Embonor to increase its number of employees in order to meet peak demand. The number of temporary employees employed during such months was 700 in 2002 and 664 in 2001.

     At December 31, 2002, 2001 and 2000, approximately 71.0% of Coca-Cola Embonor's employees in Chile and 47.0% of Coca-Cola Embonor's employees in Bolivia, were members of unions. In Peru as of December 31, 2002, approximately 30.3% were members of unions. In Chile, unionized employees are represented by one or two unions at each plant. Coca-Cola Embonor's collective bargaining agreements with the various unions are for a term of two years. Coca-Cola Embonor expects positive outcomes to renegotiations of all these agreements when they become due for renewal. Employees dismissed without cause are generally entitled to severance pay equivalent to one month's salary for every year of employment. However, the severance for employees hired after 1981 may not exceed 11 months' pay. Coca-Cola Embonor contributes to a health insurance system of government and privately operated facilities. It does not contribute to pension funds. This is because employees are subject to mandatory contributions to privately managed pension funds or, for some older employees, government sponsored pension funds. Management believes it has good relations with its employees. In Bolivia, each plant has its own union.

E.       SHARE OWNERSHIP

     The share ownership of certain directors and executive officers as of December 31, 2002 is as follows:

                            Name                            Number Share    Percent       Series
                                                                           Ownership
Hernan Vicuna Reyes:
            Libra Holding Trust S.A........................    129,369,098
            Inversiones Tangoe.............................        492,486
            Distribuidora Direnor S.A......................      1,684,042
            Total                                              131,545,626       53.82%      A
Manuel Antonio Tocornal Astoreca:
            Rentas Latinsa Ltda............................     13,506,341
            Total                                               13,506,341        5.53%      A
Diego H. Vicuna Garcia-Huidobro:
            Inversiones V y S Ltda.........................      7,029,749
            Total                                                7,029,749        2.88%      A
Andres Vicuna Garcia-Huidobro:
            Andres Vicuna Garcia-Huidobro..................          8,333
            Inversiones V y T Ltda.........................      7,112,441
            Total                                                7,120,774        2.92%      A
Cristian Hohlberg Recabarren:
            Cristian Hohlberg Recabarren...................        120,832                   A
            Asesoria e inversiones Eudocia Ltda............        257,522                   A
            Asesoria e inversiones Eudocia Ltda............         60,000                   B
            Total                                                  438,354        0.18%      A
Jorge Herrera Ronco........................................         33,333        0.01%      A
Orlando Piro Borquez                                               238,863        0.10%      A

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

     Coca-Cola Embonor's share capital is divided into Series A shares and Series B shares. The two series are comparable in all material respects except that holders of Series A shares are entitled to elect six of the seven directors on the Coca-Cola Embonor board of directors, and the Series B shares are entitled to elect one of the seven directors on the Coca-Cola Embonor board of directors. In addition, the Series B shares are entitled to a 5.0% preference over the Series A shares with regard to the payment of dividends. As of December 31, 2002, there were 244,420,704 Series A shares authorized, issued and outstanding. There were 266,432,526 Series B shares issued, paid and outstanding as of that date.

     The principal and controlling shareholders of Coca-Cola Embonor are Libra Holding Trust S.A., Coca-Cola de Chile, an indirect subsidiary of The Coca-Cola Company, and Sociedad de Inversiones V.y.T. and Sociedad de Inversiones V.y.S. Both of the latter two companies and Libra Holding Trust S.A. are controlled by members of the Vicuna family of Chile. By virtue of its ownership of over 18.34% of the outstanding Series A shares, The Coca-Cola Company has sufficient votes to elect one member of the board of directors to be elected by the holders of Series A shares. The Coca-Cola Company's ownership of 70.40% of the Series B shares gives it effective voting control with respect to the series allowing it to elect the one director to be elected by such Series.

     The following table sets forth certain information regarding beneficial ownership or control of Coca-Cola Embonor's Series A shares by each beneficial owner of 5% or more of such shares, and certain other shareholders.

                                                 Number of Series A        Percentage of
                             Shareholder               Shares             Series A Shares
Hernan Vicuna Reyes                                     131,529,126(1)            53.82%
         Libra Holding Trust SA                         129,369,098               52.93%
         Inversiones Tangoe                                 492,486                0.20%
         Distribuidora Direnor S.A                        1,684.042                0.69%
The Coca-Cola Company                                    44,832,975(2)            18.34%
         Coca-Cola de Chile S.A.                         44,832,975               18.34%
Manuel Antonio Tocornal Astoreca                         13,506,341(3)             5.53%
         Rentas Latinsa Ltda..                           13,506,341                5.53%
Genesis Chile Fund Limited                               12,754,522                5.22%
Diego H. Vicuna Garcia Huidobro                           7,029,749(4)             2.88%
         Inversiones V y S Ltda.                          7,029,749                2.88%
Andres Vicuna Garcia Huidobro                             7,120,774(5)             2.92%
         Andres Vicuna Garcia-Huidobro                        8,333                0.01%
         Inversiones V y T Ltda.                          7,112,441                2.91%

-----------
(1) Mr. Herman Vicuna Reyes has a majority controlling interest in Libra Holding Trust S.A., Inversions Tangoe and Distributdora Direnor S.A., which directly own 129,369,098, 492,486 and 1,667,542 Series A shares respectively.

(2) All such shares are held by Coca-Cola de Chile S.A., an indirect wholly-owned subsidiary of The Coca-Cola Company.

(3)  All such shares are directly held by Soc. Agricola y de Inv.
     Latinoamericana S.A., in which such shareholder has a controlling interest.

(4) All such shares are directly held by Inversiones V y S Ltda., in which such shareholder has a controlling interest.

(5) 8,333 of such shares are held directly by such shareholder, and 7,112,441 of such shares are held by Inversiones V y T Ltda., in which such shareholder has a controlling interest.

      The following table sets forth certain information regarding beneficial ownership or control of Coca-Cola Embonor's Series B shares by each beneficial owner of 5% or more of such shares and certain other shareholders.

                                                     Number of Series B        Percentage of
                             Shareholder                   Shares             Series B Shares
The Coca-Cola Company                                       187,564,719             70.40%

         Coca-Cola de Chile S.A.                            187,564,719             70.40%

The Bank of New York (1)                                     35,499,170             13.32%

Genesis Chile Fund                                           13,110,844              4.92%

(1) The Bank of New York holds such shares as the depositary under the Deposit Agreement, dated April 28, 1999, as amended and restated as of October 1999 between Coca-Cola Embonor, The Bank of New York, and owners and beneficial owners of American Depositary Receipts representing Series B Shares.

         35,499,170 Series B Shares are held of record by persons in the United States, representing 13.32% of the outstanding Series B Shares.



B.       RELATED PARTY TRANSACTIONS

      All of the significant transactions with related parties are described in response to Item 18.



Transactions with The Coca-Cola Company

     Coca-Cola Embonor has been a Coca-Cola bottler since its inception in 1962. Coca-Cola Embonor regularly engaged in transactions with The Coca-Cola Company and its affiliates. During 1997, The Coca-Cola Company acquired an initial 2.8% equity interest in Coca-Cola Embonor through the purchase of treasury shares, followed by open market share purchases. As a result, The Coca-Cola Company achieved a total of 6.0% equity interest in Coca-Cola Embonor. On November 26, 1998, The Coca-Cola Company increased its ownership to a total of 17.1% of Coca-Cola Embonor by purchasing an aggregate of 31,000,000 Series A shares from Coca-Cola Embonor's treasury. In early March, 1999, Coca-Cola Embonor commenced a preemptive rights offering of its Series B shares. In connection with this offering, The Coca-Cola Company purchased 17.1% of such shares and also subscribed for 187,564,719 additional Series B shares, representing 70.40% of the Series.

     Coca-Cola Embonor's right to produce, package, distribute and sell Coca-Cola soft drinks in its bottling territories is governed by various bottler agreements with The Coca-Cola Company. See "Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10). Under the Coca-Cola Embonor bottler agreements, Coca-Cola Embonor purchases concentrates and beverage bases for Coca-Cola soft drinks from The Coca-Cola Company. Coca-Cola Embonor paid The Coca-Cola Company Ch$29,182 million and Ch$30,763 million for these raw materials in 2002 and 2001.

     Coca-Cola Embonor has also entered into several agreements with The Coca-Cola Company relating to marketing of Coca-Cola soft drinks. These agreements define the calculation of the concentrate price and the amount to be expended for marketing activities. Usually it is determined as a percentage of total concentrate purchases. The agreements also provide a framework for funding marketing expenditures for Coca-Cola Embonor's bottling territories. Under the terms of these agreements, each bottling territory, in cooperation with The Coca-Cola Company, develops an annual marketing plan to promote Coca-Cola soft drinks in that territory. These plans define the types and amounts of advertising and promotional expenses and investments in marketing related assets for each of Coca-Cola Embonor's bottling territories. Under these agreements, in some of the bottling territories, a portion of the payments for concentrate purchases is set aside by The Coca-Cola Company to support marketing activities. The Coca-Cola Company pays these amounts to Coca-Cola Embonor or directly to third parties.

     Coca-Cola Embonor may also receive additional marketing support from The Coca-Cola Company in excess of the amounts agreed to under the annual marketing plans. These amounts may be used for new market launches, new package or product introduction, and similar promotions. This additional support may be provided in the form of reduced cost of concentrate expenditures on behalf of Coca-Cola Embonor. It may also include reimbursement for marketing related assets or expenses incurred by Coca-Cola Embonor. Coca-Cola Embonor received marketing support of Ch$1,348 million and Ch$1,648 million in fiscal years 2002 and 2001. This support was provided in the form of direct cash contributions and reductions in the cost of concentrate. It was recorded as reductions to marketing expenses.

C.       INTEREST OF EXPERTS AND COUNSEL

Not applicable



Item 8.  FINANCIAL INFORMATION



A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Reference is made to Item 17 and 18 for the audited financial statements filed as part of this Form 20-F.

     Dividend Policy

     In accordance with Chilean law, Coca-Cola Embonor must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the Series A shares. If net income exists in a given year, Coca-Cola Embonor is not legally obligated to distribute dividends from retained earnings unless the shareholders elect to do so. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of Series B ADRs may, in the absence of an effective registration statement under the Chilean Ley de Mercado de Valores ("Securities Market Act") or an available exemption from the registration requirement thereunder, effectively be required to elect to receive a dividend in cash. Holders of Series B shares will be entitled to a preferred dividend equal to 5% more than any dividends declared on Series A shares.

B.       SIGNIFICANT CHANGES

     Depreciation of Fixed Assets

     As from the 2001 fiscal year, the depreciation method for machinery and transport equipment was modified by applying a depreciation formula based on actual production hours. According to historic production statistics, this method determines the rate in pesos for each production hour of these assets. This rate is multiplied by the real production hours during the fiscal year. The change in the depreciation method of these fixed assets meant recognizing a lower charge against consolidated income in the fiscal year of Ch$ 2,122 (Ch$ 2,362 million in 2002).

     During 2002, there were no significant changes in accounting principles.

Item 9.  OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

     Coca-Cola Embonor's Series A shares, without par value, and Series B shares, without par value, trade on the Santiago Stock Exchange. Neither the Series A shares nor the Series B shares are listed on any exchange in the United States, or quoted on Nasdaq. There is no established trading market for these securities in the United States, although Coca-Cola Embonor's American Depositary Shares ("ADSs"), each representing ten shares of Series B stock, evidenced by American Depositary Receipts ("ADRs") trade in the over-the-counter market in the United States.

     As of December 13, 2001 and 2002, the equity capital of Coca-Cola Embonor consisted of 510,853,230 issued, subscribed and paid-in shares comprising 244,420,704 Series A shares and 266,432,526 Series B shares.

     The table below shows for the periods indicated the quarterly and annual high and low trading prices of the Series A shares and Series B shares in Chilean pesos and the quarterly share trading volume of each Series on the Santiago Stock Exchange. Note that the Series A and B shares have been available for sale since December 18, 1997 and April 16, 1999, respectively.

               High and Low Prices on the Santiago Stock Exchange

                                                                                                              Chilean Pesos Per
                      (The annual high and low market prices in bold)                                          Series A Share
                                                                                                               --------------
                                                                                                 Share
                                                                                                 Volume        High       Low
2002
     4th quarter..........................................................................      3,864,111          193        140
     3rd quarter..........................................................................     16,561,083          187        158
     2nd quarter..........................................................................        174,163          210        180
     1st quarter..........................................................................         45,938          330        250
2001
     4th quarter..........................................................................      1,649,807          330        308
     3rd quarter..........................................................................        115,734          350        300
     2nd quarter..........................................................................        127,380          310        235
     1st quarter..........................................................................      1,080,142          240        200

2000                                                                                            3,525,153          480        200
1999                                                                                            3,893,148          660        400
1998                                                                                           16,264,435          715        530

2002                                                                                                           Series B Share
                                                                                                               --------------
     4th quarter..........................................................................      2,401,762          195        135
     3rd quarter..........................................................................      1,322,899          200        135
     2nd quarter..........................................................................        588,226          259        195
     1st quarter..........................................................................      1,724,836          300        259
2001
     4th quarter..........................................................................      1,619,871          348        292
     3rd quarter..........................................................................      2,196,048          380        294
     2nd quarter..........................................................................      3,340,786          294        210
     1st quarter..........................................................................      2,475,858          230        210

2000                                                                                           14,608,521          530        350
1999                                                                                            5,135,339          661        450
1998                                                                                            2,387,520          530        450

              Last Six Months Prices on the Santiago Stock Exchange

                                                                                                              Chilean Pesos Per
                                                                                                               Series A Share
                                                                                                 Share
                                                                                                 Volume        High       Low
2002
     December.............................................................................        214,801          193        185
2003
     January..............................................................................         68,590          184        170
     February.............................................................................              -            -          -
     March................................................................................         68,493          162        155
     April................................................................................        133,095          197        157
     May..................................................................................        201,130          259        215

                                                                                                                   Series B Share
2002
     December.............................................................................      2,004,476          195        190
2003
     January..............................................................................      2,156,661          195        190
     February.............................................................................        629,364          180        180
     March................................................................................        134,500          180        165
     April................................................................................      1,214,098          200        157
     May..................................................................................      3,416,303          270        200


     A relatively small number of ADRs representing interests in Series B shares trade in the United States from time-to-time on the over-the-counter market. No reliable information regarding the price history and trading volumes of the ADRs is available.

B.       PLAN OF DISTRIBUTION

Not applicable

C.       MARKETS

Reference is made to Item 9A above.

D.       SELLING SHAREHOLDERS

Not applicable

E.       DILUTION

Not applicable

F.       EXPENSES OF THE ISSUER

Not applicable

Item 10.   ADDITIONAL INFORMATION

A.         SHARE CAPITAL

Not applicable

B.         MEMORANDUM AND ARTICLES OF ASSOCIATION

     Coca-Cola Embonor was incorporated on December 3, 1969, under the name "Embotelladora Arica S.A." by public deed notarized by Mr. Samuel Fuchs Brotfeld of Santiago. An abstract of its by-laws was registered on page 694, number 291 of the 1969 Registry of Commerce of Arica and was published in Official Gazette No. 27528 on December 23, 1969. It was authorized by Decree No. 2614 of December 17, 1969 of the Ministry of Finance. A restated text of its by-laws was approved at the Special General Shareholders Meeting held May 19, 1995. The minutes of that shareholders meeting were executed to public deed on June 8, 1995 and notarized by Mr. Fernando Opazo Larrain of Santiago. An abstract of that deed is registered on page 409 No. 183 of the 1995 Registry of Commerce of Arica and was published in Official Gazette No. 35190 on June 10, 1995.

     Coca-Cola Embonor is a publicly traded corporation registered under No. 622 in the Securities Registry, together with its financial statements as of December 31, 1996; therefore, it is regulated by the Superintendency of Securities and Insurances. Coca-Cola Embonor's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. On April 27, 2000 the Special Shareholders Meeting approved the change in the corporate name from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

     Coca-Cola Embonor's purpose, which can be found in Article 4 of the bylaws, is to produce, package, or bottle all types of gaseous beverages, non-alcoholic beverages, and mineral waters; produce, package or bottle wines, liquors, and other alcoholic beverages; and produce, package and conserve food products.

     With respect to directors, the provisions of our bylaws do not (a) establish limitations on the Director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) allow directors to vote compensation to themselves or any members of their body, as director compensation is established at the general shareholders' meeting; (c) establish limitations on the borrowing powers exercisable by the directors, as borrowing powers can only be varied through an extraordinary shareholders' meeting where the bylaws are modified; (d) establish age limit requirements regarding retirement or non-retirement of directors; or (e) expressly state that Directors do not need to own shares in order to qualify to become a director.

     Coca-Cola Embonor has two Series of shares, Series A and Series B. Beyond the differences detailed below, Series B shareholders, with a minimum 5% vote of the Series B shareholders, have the right to demand that the Board of Directors hold an extraordinary shareholders meeting. Furthermore, the one director elected by the Series B shareholders has the right to call a Board Meeting at any time. The rights, preferences and restrictions attaching to each of the classes are as follows:

     o At least 30% of the net profits for each year must be distributed as dividends to both Series A and Series B shareholders, with Series B receiving 5% more dividends than Series A. Chilean law establishes that if a shareholder does not retrieve the dividend payment within five years from the distribution date, then the dividend entitlement shall be deemed to have lapsed and the dividends will be distributed to the Firemen's Association of Chile.

     o The Series A shareholders have the right to vote on all company matters without restriction and may vote for and elect six of seven directors, and under Chilean law may apportion his or her votes among any number of board nominees. The shareholders in Series B are only given the right to vote for and elect one of seven directors and may not vote on any other company matters. The voting takes place in the General Shareholders' Meeting and all directors are elected at the same time and for the same period.

     o Series B shareholders have the right to 5% greater dividends than Series A shares. There are no shares that do not have the right to profits or dividends at all.

     o The bylaws do not contain any provisions relating to redemption rights. However, in the case of certain decisions made during an extraordinary shareholders' meeting, such as a merger, Chilean law permits the dissenting shareholders to exercise appraisal rights.

     o Chilean law establishes that shareholders who directly or indirectly own 10% or more of the company's shares or reach that percentage through the acquisition of shares, must disclose any direct or indirect transactions of the company's shares, within two working days of the transaction, to the "Superintendencia de Valores y Seguros" and all stock exchanges in which the company has its shares quoted.

     To change the rights of holders of stock, there must be a modification of our bylaws subject to approval at an Extraordinary Shareholders' Meeting. In certain cases, the shareholders have appraisal rights. These conditions are not greater than those imposed by law.

     The annual general meetings and extraordinary general meetings of shareholders are convoked by the Board of Directors of Coca-Cola Embonor through the publication of a notice at least three times in the newspaper of the company's domicile as established in the general shareholders' meeting. The first notice must be published within 15-20 days prior to the meeting. The other two notices may be published any time within 20 days of the meeting. Furthermore, a letter of notification of the meeting must be sent to all shareholders, the "Superintendencia de Valores y Seguros," and all stock exchanges in which Coca-Cola Embonor has its shares quoted. The conditions for admission to the meetings are that the shareholder must be registered in the company's official books at least five business days before the date of the meeting.

     There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of Coca-Cola Embonor.

     None of the provisions of our bylaws would have the effect of delaying, deferring or preventing a change in control of Coca-Cola Embonor and that would operate only with respect to a merger, acquisition or corporate restructuring involving Coca-Cola Embonor (or any of its subsidiaries).

     None of our bylaw provisions establish an ownership threshold above which shareholder ownership must be disclosed.

     Chilean law governing items one through eight above is not significantly different from United States state and federal laws. However, our bylaws provide that legal actions among the shareholders or between them and the Company or its management must be submitted to arbitration by an arbitrator chosen by mutual consent of both parties. Notwithstanding the latter, article 125 of the Chilean Ley sobre Sociedades Anonimas establishes that the arbitration clause contained in the by-laws does not preempt the right to file a suit with the ordinary courts of justice. This may be understood as a limitation to the ability of security holders to enforce liabilities under the U.S. securities laws in the courts of Chile or of the U.S.

     The memorandum and articles of association governing changes in capital do not impose conditions more stringent than is required by law.

C.       MATERIAL CONTRACTS

Coca-Cola Embonor Bottling, Embol Bottling and ELSA Bottling Bottler Agreements

     Bottler agreements are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the production and sale of beverages under the trademarks of The Coca-Cola Company. Coca-Cola Embonor is party to two bottler agreements for the Coca-Cola Embonor Bottling operating region, Coca-Cola Embonor's bottler agreement and the Iquique bottler agreement. Both of these agreements expire on June 30, 2003. Embol Bottling is a party to one bottler agreement for the Bolivian region. That agreement expires on August 31, 2005.

     Coca-Cola Embonor's bottler agreements provide that Coca-Cola Embonor will purchase all of concentrates and beverage bases for Coca-Cola soft drinks from The Coca-Cola Company and other authorized suppliers. Under the Coca-Cola Embonor's bottler agreements, The Coca-Cola Company may alone set the price of concentrates and beverage bases, as well as some other terms. Coca-Cola Embonor, in turn, sets the price of products sold to retailers with its own discretion, with only a few price limitations.

     Coca-Cola Embonor is the sole producer of Coca-Cola soft drinks in the Coca-Cola Embonor Bottling operating region and the Bolivian operating region. Although this right is not exclusive, The Coca-Cola Company has never authorized any other company to produce or distribute Coca-Cola soft drinks in these territories. Coca-Cola Embonor expects that it will not do so in the future.

     Coca-Cola Embonor's bottler agreements include an acknowledgment by Coca-Cola Embonor that The Coca-Cola Company is the sole owner of the secret formulas used in concentrates and its trademarks. These trademarks identify the Coca-Cola soft drinks.

     All distribution must be in authorized containers. The Coca-Cola Company has the right to approve all kinds of packages and containers for beverages, which includes approval of their size, shape and other attributes. With some limitations, The Coca-Cola Company has the authority to redesign or discontinue any package of Coca-Cola soft drinks that has not been discontinued. Coca-Cola Embonor is required to comply with instructions and standards established by The Coca-Cola Company relating to the preparation of its authorized soft drink products.

     Coca-Cola Embonor's bottler agreements require Coca-Cola Embonor to:

     o maintain adequate production and distribution facilities and inventories of bottles, caps, boxes, cartons and other exterior packaging or materials;

     o to undertake adequate quality control measures prescribed by The Coca-Cola Company;

     o to develop, stimulate, and fully satisfy the demand for Coca-Cola soft drinks within the Coca-Cola Embonor operating region;

     o to use all approved means, and spend the necessary funds on advertising and other forms of marketing;

     o to maintain the necessary financial capacity to assure performance of obligations to The Coca-Cola Company; and

     o annually, submit its business plans for its bottling territories to The Coca-Cola Company, including marketing, management, financial, promotional and advertising plans for the coming year.

     The Coca-Cola Company has no obligation to participate with Coca-Cola Embonor in expenditures for advertising and marketing. However, it may, if it chooses to, contribute to these expenditures and undertake independent advertising and marketing activities as it has done in the past. It may also participate in cooperative advertising and sales promotion that would require the cooperation and support of Coca-Cola Embonor.

     Unless it is specifically authorized by The Coca-Cola Company, Coca-Cola Embonor is prohibited from:

     o producing or handling any beverage products, other than products of The Coca-Cola Company or products approved by The Coca-Cola Company;

     o producing or handling other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company;

     o acquiring or holding an interest in a party that is engaged in these activities;

     o distributing Coca-Cola soft drinks outside their designated territories;

     o directly or indirectly, assigning, transferring or pledging its bottler agreement, or any interest in its bottler agreement; or

     o making a material change of ownership or control without the consent of The Coca-Cola Company.

     The bottler agreements also impose restrictions concerning the use of some trademarks, authorized containers, packaging and labeling of The Coca-Cola Company. Non-compliance by the bottler with any of these restrictions will give The Coca-Cola Company a right to terminate the bottler agreement as described below.

     In addition, The Coca-Cola Company may terminate a bottler agreement under the following circumstances:

     o    the terms of the bottler agreement come to violate applicable law;

     o the bottler becomes insolvent, or a petition of bankruptcy is filed against or by the bottler;

     o the bottler is dissolved, nationalized or expropriated, or its production or distribution assets are confiscated;

     o    the bottler ceases to be controlled by its controlling shareholders;
          or

     o the bottler or its controlling person engages in the production of any non-Coca-Cola beverage without receiving a written authorization from The Coca-Cola Company, whether through direct ownership of those operations or through their control or administration.

     If one party to the bottler agreement does not comply with the terms of the agreement, the other party may terminate it. It must provide 60 days' notice of termination to the first party. There is no right to terminate the agreement if the non-compliance resulted from an event beyond that party's control, that continues for a period of less than six months, such as an act of God, natural disaster or strike. In addition, this right to terminate will only apply if the non-compliance was not remedied during the required period.

     Coca-Cola Embonor has not received a written authorization from The Coca-Cola Company to produce and distribute the mineral water Mamina or to distribute the Peruvian beers Arequipena and Cuzquena. Embol Bottling does not have a written authorization to produce and distribute the soft drinks Vascal and Mineragua.

     If a bottler does not wish to pay the required price for concentrate for any Coca-Cola soft drink, it must notify The Coca-Cola Company within 30 days after it receives new prices. If the refusal affects any Coca-Cola soft drink other than Coca-Cola, The Coca-Cola Company may cancel the bottler's rights regarding that product or the entire bottler agreement three months after it receives the bottler's notice of refusal. The bottler agreement will be terminated automatically after this three month period if the bottler's notice of refusal relates to Coca-Cola concentrate.

    Embonor Bottling Bottler Agreements

     Bottler agreements are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the production and sale of beverages under trademarks of The Coca-Cola Company. Embonor Bottling is party to the following bottler agreements: o a bottler agreement between Embonor (Vina del Mar) and The Coca-Cola Company dated January 1, 2001, which is due to expire on December 31, 2005;

     o a bottler agreement between Embonor (Talca) and The Coca-Cola Company dated January 1, 2002, which is due to expire on January 1, 2005;

     o a bottler agreement between Embonor (Concepcion) and The Coca-Cola Company dated January 1, 2002, which is due to expire on January 1, 2007;

     o a bottler agreement between Embonor (Temuco) and The Coca-Cola Company dated January 1, 2002, which is due to expire on January 1, 2007;

     o a bottler agreement between Embonor (Puerto Montt) and The Coca-Cola Company dated January 1, 1999, which is due to expire December 31, 2003.

     We cannot guarantee that any of Embonor Bottling's bottler agreements will be renewed upon their expiration.

     Embonor Bottling's bottler agreements provide that each Embonor Bottling bottler will purchase all of concentrates and beverage bases for Coca-Cola soft drinks from The Coca-Cola Company and other authorized suppliers. Under the Embonor Bottling's bottler agreements, The Coca-Cola Company sets the price of concentrates and beverage bases, as well as other terms. Each Embonor Bottling bottler, in turn, sets the price of products sold to retailers in its discretion, with only a few price limitations.

     Embonor Bottling is the sole producer of Coca-Cola soft drinks in the Regions V to X of Chile. Although this right is not exclusive, The Coca-Cola Company has never authorized any other company to produce or distribute Coca-Cola soft drinks in the Regions V through X of Chile. Embonor Bottling expects that it will not do so in the future.

     Embonor Bottling's bottler agreements include an acknowledgment by each Embonor Bottling bottler that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola soft drinks and of the secret formulas used in concentrates.

     All distribution must be in authorized containers. The Coca-Cola Company has the right to approve all kinds of packages and containers for beverages, which includes approval of their size, shape and other attributes. With some limitations, The Coca-Cola Company has the authority to redesign or discontinue any package of the Coca-Cola soft drinks that has not been discontinued. Embonor Bottling is required to comply with instructions and standards established by The Coca-Cola Company relating to the preparation of its authorized soft drink products.

     The Embonor Bottling's bottler agreements require Embonor Bottling to:

     o maintain adequate production and distribution facilities, inventories of bottles, caps, boxes, cartons and other exterior packaging or materials;

     o undertake adequate quality control measures prescribed by The Coca-Cola Company;

     o develop, stimulate, continuously expand, and fully satisfy the demand for Coca-Cola soft drinks within its operating region;

     o use all approved means, and spend the necessary funds on advertising and other forms of marketing;

     o maintain the necessary financial capacity and provide competent and well-trained management and required personnel to assure performance of obligations to The Coca-Cola Company;

     o annually, submit for approval by The Coca-Cola Company its business plans for these bottling territories, including marketing, management, financial, promotional and advertising plans for the next year; and

     o prepare the quarterly or other interim reports that may be required by The Coca-Cola Company.

     The Coca-Cola Company has no obligation to participate with Embonor Bottling in expenditures for advertising and marketing. However, it may, as it has done in the past, contribute to these expenditures and undertake independent advertising and marketing activities. It may also participate in cooperative advertising and sales promotion that would require the cooperation and support of Embonor Bottling.

     Unless it is specifically authorized by The Coca-Cola Company, Embonor Bottling is prohibited from:

     o producing or handling any beverage products, other than products of The Coca-Cola Company or products approved by The Coca-Cola Company;

     o producing or handling other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company;

     o acquiring or holding an interest in a party that is engaged in these activities;

     o distributing Coca-Cola soft drinks outside their designated territories;

     o directly or indirectly, assigning, transferring or pledging its bottler agreement, or any interest in its bottler agreement; or

     o making a material change of ownership or control without the consent of The Coca-Cola Company.

     In addition, it is prohibited from acquiring, directly or indirectly, or holding an interest in a party that is engaged in these activities, whether within or outside of the applicable bottling region. In addition, if Embonor Bottling is or becomes involved in the production or sale of alcoholic beverages, it must maintain that business as a separate and distinct business operation. This includes the use of separate legal entities, production facilities, personnel and equipment.

     In addition, The Coca-Cola Company may terminate a bottler agreement under the following circumstances:

     o    the terms of the bottler agreement come to violate applicable law;

     o the bottler becomes insolvent, or if a petition of bankruptcy is filed against or by the bottler;

     o the bottler is dissolved, nationalized or expropriated, or its production or distribution assets are confiscated;

     o    the bottler ceases to be controlled by its controlling shareholders;
          or

     o the bottler or its controlling person engages in the production of any non-Coca-Cola beverage, other than alcoholic beverages and products approved by The Coca-Cola Company, whether through direct ownership of those operations or through their control or administration.

     If one party to the bottler agreement does not comply with the terms of the agreement, the other party may terminate it. It must provide to the first party 60 days' notice of termination. There is no right to terminate the agreement if the non-compliance resulted from an event beyond that party's control, that continues for a period of less than six months, such as act of God, natural disaster or strike. In addition, this right to terminate will only apply if non-compliance was not remedied during the required period.

     If a bottler does not wish to pay the required price for concentrate for any Coca-Cola soft drink, it must notify The Coca-Cola Company within 30 days after it receives new prices. If the refusal affects any Coca-Cola soft drink other than Coca-Cola, The Coca-Cola Company may cancel the bottler's rights regarding that product or the entire bottler agreement three months after it receives the bottler's notice of refusal. The bottler agreement will be terminated automatically after this three month period if the bottler's notice of refusal relates to Coca-Cola concentrate.

    ELSA Bottling Bottler Agreements

     ELSA Bottling and The Coca-Cola Company are parties to a bottler agreement dated January 1, 2003. It is due to expire on April 30, 2006, and covers ELSA Bottling Peruvian operations. Industrial Iquitos and The Coca-Cola Company are parties to a bottler agreement that has been extended from January 1, 2003. It is due to expire within one year.

     The bottler agreements of ELSA Bottling and Iquitos provide that ELSA Bottling will all requirements of concentrates and beverage bases for Coca-Cola soft drinks from The Coca-Cola Company and other authorized suppliers. Under these bottler agreements The Coca-Cola Company sets the price of concentrates and beverage bases, as well as other terms. ELSA Bottling and Iquitos, in turn, set the price of products sold to retailers in their discretion, with only a few price limitations.

     ELSA Bottling and Iquitos are the only producers of Coca-Cola soft drinks in the Peruvian operating region. Although this right is not exclusive, The Coca-Cola Company has never authorized any other company to produce or distribute Coca-Cola soft drinks in the Peruvian operating region. ELSA Bottling expects that it will not do so in the future.

     The bottler agreements of Iquitos and ELSA Bottling include an acknowledgment by ELSA Bottling that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola soft drinks and of the secret formulas used in concentrates.

     All distribution must be in authorized containers. The Coca-Cola Company has the right to approve all kinds of packages and containers for beverages, which includes approval of their size, shape and other attributes. With certain limitations, The Coca-Cola Company has the authority to redesign or discontinue any package of Coca-Cola soft drinks that has not been discontinued. ELSA Bottling is required to comply with instructions and standards established by The Coca-Cola Company relating to the preparation of its authorized soft drink products.

     The bottler agreements of Iquitos and ELSA Bottling require ELSA Bottling to:

     o maintain adequate production and distribution facilities, inventories of bottles, caps, boxes, cartons and other exterior packaging or materials;

     o undertake adequate quality control measures prescribed by The Coca-Cola Company;

     o develop, stimulate, continuously expand, and fully satisfy the demand for Coca-Cola soft drinks within the Peruvian operating region;

     o use all approved means, and spend the necessary funds on advertising and other forms of marketing;

     o maintain the necessary financial capacity and provide competent and well-trained management and required personnel to assure performance of obligations to The Coca-Cola Company;

     o annually, submit for approval by The Coca-Cola Company its business plans for these bottling territories, including marketing, management, financial, promotional and advertising plans for the ensuing year; and

     o prepare the quarterly or other interim reports that may be required by The Coca-Cola Company.

     The Coca-Cola Company has no obligation to participate with ELSA Bottling in expenditures for advertising and marketing. However, it may, as it has done in the past, contribute to these expenditures and undertake independent advertising and marketing activities. It may also participate in cooperative advertising and sales promotion that would require the cooperation and support of ELSA Bottling.

     Unless it is specifically authorized by The Coca-Cola Company, ELSA Bottling is prohibited from:

     o producing or handling any beverage products, other than products of The Coca-Cola Company or products approved by The Coca-Cola Company;

     o producing or handling other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company;

     o acquiring or holding an interest in a party that is engaged in these activities;

     o distributing Coca-Cola soft drinks outside their designated territories;

     o directly or indirectly, assigning, transferring or pledging its bottler agreement, or any interest in its bottler agreement; or

     o making a material change of ownership or control without the consent of The Coca-Cola Company.

     In addition, if ELSA Bottling is or becomes involved in the production or sale of alcoholic beverages, it must maintain that business as a separate and distinct business operation. This includes the use of separate legal entities, production facilities, personnel and equipment.

     In addition, The Coca-Cola Company may terminate a bottler agreement in the following circumstances:

     o    the terms of the bottler agreement come to violate applicable law;

     o the bottler becomes insolvent, or a petition of bankruptcy is filed against or by the bottler;

     o the bottler is dissolved, nationalized or expropriated, or its production or distribution assets of the bottler are confiscated;

     o    the bottler ceases to be controlled by its controlling shareholders;
          or

     o the bottler or its controlling person engages in the production of any non-Coca-Cola beverage, other than alcoholic beverages and beverage products approved by The Coca-Cola Company, whether through direct ownership of those operations or through their control or administration.

     If one party to the bottler agreement does not comply with the terms of the agreement, the other party may terminate it. It must provide 60 days' notice of termination to the first party. There is no right to terminate the agreement if the non-compliance resulted from an event beyond that party's control, which continues for a period of less than six months, such as act of God, natural disaster or strike. In addition, this right to terminate will only apply if the non-compliance was not remedied during the required period.

     If a bottler does not wish to pay the required price for concentrate for any Coca-Cola soft drink, it must notify The Coca-Cola Company within 30 days after it receives new prices. If the refusal affects any Coca-Cola soft drink other than Coca-Cola, The Coca-Cola Company may cancel the bottler's rights regarding that product or the entire bottler agreement three months after it receives the bottler's notice of refusal. The bottler agreement will be terminated automatically after this three month period if the bottler's notice of refusal relates to Coca-Cola concentrate.

The principal raw materials and suppliers are:

--------------------------- --------------------------- ---------------------------- -----------------------------
                                      Chile                       Bolivia                       Peru

Concentrate                   The Coca-Cola Company        The Coca-Cola Company        The Coca-Cola Company
--------------------------- --------------------------- ---------------------------- -----------------------------
Sugar                       IANSA / E.D. & Man Chile    Guabira / Unagro             AMEROP S.A. /  Cartavio

                            Austrade S.A. /  Profina    Ingenio San Aurelio S.A.     OPIESA
--------------------------- --------------------------- ---------------------------- -----------------------------
Fructose                    Inducorn                                 -                            -
--------------------------- --------------------------- ---------------------------- -----------------------------
Water                       Own wells                   Own wells                    Own wells
--------------------------- --------------------------- ---------------------------- -----------------------------
Carbonic dioxide            Praxair / Aga Chile         Liquid Carbonic de Bolivia   Praxair  / Tecnogas S.A.
                                                        S.A.
--------------------------- --------------------------- ---------------------------- -----------------------------
Glass and Plastic Bottles   Coca-Cola Embonor S.A.      Embol S.A.                   Embotelladora Latinoamericana

                            Envases CMF S.A.            Vitrolux S.A.                Vinsa - Manufacturera de
                                                                                     Vidrio S.A. - Alusud Peru
                            Envases CMF S.A.            Fabrica Boliviana Vidrios    S.A.
                                                        S.A.
                                                                                     San Miguel Industrial S.A.

                            Cristalerias de Chile S.A.  La Papelera de Bolvia        Industrias del Envase

Plastic Cases               Wenco S.A.                  Cabelma de Argentina         Idiesa / Dozibe S.A.
--------------------------- --------------------------- ---------------------------- -----------------------------
                                                        Ravi S.R.L de Bolivia        Crown Cork del Peru

                            Fabe S.A. de Bolivia

                            Crown Cork de Chile

                            Alusud Embalajes S.A.       Tapon Corona de Colombia     Alusud Peru S.A.

Bottle Tops                 Crown Cork S.A.             Alusud Embalajes S.A.        Packaging Products Peru
--------------------------- --------------------------- ---------------------------- -----------------------------
                            All Packing                 Belen S.A.                   Peru Cups S.A.

Glasses                     Plasticos Warda             Marinetti S.A.               Idiesa
--------------------------- --------------------------- ---------------------------- -----------------------------
Cans                        Envases Central S.A.        Envases Central S.A.         Envases Central S.A.
--------------------------- --------------------------- ---------------------------- -----------------------------

D.       EXCHANGE CONTROLS

     The Central Bank of Chile is responsible for preserving the stability of the Chilean currency and the normal functioning of internal and external payments. For these purposes, the Central Bank has been granted the power to regulate the overall supply of money and credit, to enter into credit and foreign exchange operations, and to prescribe rules and regulations relating to monetary, credit, financial and foreign exchange matters. Pursuant to the Central Bank Act, the Central Bank may require that certain foreign exchange operations be conducted exclusively in the Formal Exchange Market. The Central Bank may also impose restrictions on foreign exchange operations that are conducted or are required to be conducted in the Formal Exchange Market. These restrictions include, among others, requiring prior authorization from the Central Bank, imposing reserve requirements, and limiting the foreign exchange operations that may be conducted by the entities which constitute the Foreign Exchange Market.

Exchange Controls Relating to Equity Investments

     Appropriate registration of a foreign investment in Chile grants the investor access to the Formal Exchange Market. See "Key Information--Selected Financial Data--Currency Presentation and Exchange Rates" (Item 3). Foreign investments can be registered with the Foreign Investment Committee under Decree Law 600 of 1974, as amended, or they can be registered with the Central Bank under the Central Bank Act Law No. 18.840 of October 1989. The Central Bank Act is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified.

     Pursuant to Article 47 of the Central Bank Act, the Central Bank may enter into agreements with investors or creditors, both foreign and local, and other parties in a foreign exchange operation, to assure them free access to the Formal Exchange Market and to regulate the terms and conditions under which the capital, interest, profits and benefits generated from such foreign exchange operation may be utilized, remitted abroad or reimbursed to the local investor or creditor. According to Article 47 of the Central Bank Act, agreements entered into by the Central Bank pursuant to such Article 47 may only be modified by mutual agreement of all the parties to the contract.

     Chapter XXVI of Title I of the Compendium of Foreign Exchange Regulations of the Central Bank ("Chapter XXVI") regulates the issuance of ADRs by Chilean companies and the access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received relating to shares deposited, shares withdrawn from the deposit, or surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). Although an amendment made by the Central bank on April 19, 2001 repealed Chapter XXVI, it continues to be enforceable against contracts entered into pursuant to Chapter XXVI and prior to its repeal, such as the Foreign Investment Contract referred to below.

     A Foreign Investment Contract was entered into on April 22, 1999 between the Central Bank, Coca-Cola Embonor and the depositary for our ADR facility pursuant to Article 47 of the Central Bank Act and Chapter XXVI. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, owners would not be granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited Series B shares or Series B shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B shares and any rights with respect thereto). The following is a summary of all material provisions that are contained in the Foreign Investment Contract and Chapter XXVI before its repeal, as applicable to the Foreign Investment Contract. This summary does not purport to be complete and should be supplemented by reference to Chapter XXVI and the Foreign Investment Contract.

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank has agreed to grant to the depositary, on behalf of ADR owners, and to any investor not residing or domiciled in Chile who withdraws Series B shares upon delivery of ADRs (such Series B shares being referred to in this document as "Withdrawn Series B shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) with regards to Series B shares represented by ADRs or Withdrawn Series B shares, including amounts received as:

     o    cash dividends;

     o proceeds from the sale in Chile of Withdrawn Series B shares, subject to receipt by the Central Bank of a certificate from the owner of the Withdrawn Series B shares (or from an institution authorized by the Central Bank) that the owner's residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that these Withdrawn Series B shares were sold on a Chilean exchange;

     o proceeds from the sale in Chile of preemptive rights to subscribe for additional Series B shares;

     o proceeds from the liquidation, merger or consolidation of Coca-Cola Embonor; and

     o other distributions, including without limitation to those distributions resulting from any recapitalization, as a result of holding Series B shares represented by ADRs or Withdrawn Series B shares. Transferees of Withdrawn Series B shares are not to be entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Series B shares in exchange for ADRs have the right to redeposit these shares in exchange for ADRs, provided that the conditions to redeposit are satisfied. For a description of the Formal Exchange Market, See "Key Information--Selected Financial Data--Currency Presentation and Exchange Rates" (Item 3).

     Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments will be conditional upon certification by Coca-Cola Embonor to the Central Bank that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provides that the access to the Formal Exchange Market in connection with the sale of Withdrawn Series B shares or distributions thereon will be conditional upon receipt by the Central Bank of certification by the depositary, or its custodian on behalf of the depositary, that the Series B shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Series B shares are redeposited.

     Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile, including U.S. dollars, to purchase Series B shares (including shares acquired directly from Coca-Cola Embonor as a result of the exercise of preemptive rights acquired from shareholders) with the benefit of the Foreign Investment Contract, must convert such foreign currency into Chilean pesos on the same date and has five banking business days within which to invest in Series B shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series B shares, such person can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into Chilean pesos. Series B shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the depositary (or the depositary's custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and received by the custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series B shares.

     Prior to April 19, 2001, the regulations of the Central Bank imposed a reserve requirement (the "encaje") on credits, deposits, investments and capital contributions from abroad. The reserve requirement consisted of a mandatory deposit in a one year, non interest-bearing U.S. dollar account with the Central Bank (alternatively, in place of making this deposit, the borrower may enter into a repurchase agreement with the Central Bank resulting in an upfront payment to the Central Bank of an amount determined in relation to the financing cost of the amount otherwise required to be deposited). Prior to June 26, 1998, the amount of the encaje was equal to 30% of the foreign currency brought into Chile. On June 26, 1999 the encaje was reduced to 10.0% and, on September 17, 1998 it was further reduced to 0.0%. Despite this reduction of the encaje, the Central Bank may increase it at any time to up to 40% of the currency brought into Chile. No assurance can be given that the Central Bank will not increase the encaje. However, under current Chilean law, any such increase will only apply to transactions in which foreign currency is brought into Chile to purchase shares in secondary market transactions for deposit into the ADR facility subsequent to the time of such increase. On April 19, 2001, the encaje, or mandatory deposit, was eliminated entirely from the Compendium. However, it still constitutes one of the Central Bank's powers, according to its organic law.

     If reinstated in the future, the encaje may affect the price and volume of trading in securities in Chile, including the price and volume of trading of the Series B shares. Likewise, if reinstatement of the encaje may affect the amount of any differential pricing between the Series B shares represented by ADRs, evidencing securities of Chilean issuers, including the ADRs, and the prices of the underlying securities traded in Chile, including the Series B shares. However, Coca-Cola Embonor is unable to assess at this time the impact of any future reinstatement of the encaje on the securities markets in Chile, the market for the Series B shares in Chile or the market for the ADRs. Coca-Cola Embonor is also unable to predict whether the encaje will be reinstated, and if so how and when it may be done or the effect of any such reinstatement on the securities markets in Chile, the market for the Series B shares or the market for the ADRs.

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, access requires approval of the Central Bank based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

     Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. Additionally, there are judicial precedents (which are not binding with respect to future judicial decisions) indicating that the Foreign Investment Contract may not be abrogated by future legislative changes. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of Series B Shares represented by ADRs, the disposition of underlying Series B shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of restrictions if imposed.

     There are no limitations on the rights of nonresident or foreign owners to hold or vote any class of Coca-Cola Embonor's securities or by the charter or other constituent documents of Coca-Cola Embonor imposed by Chilean law.

Exchange Controls Relating to Debt Securities

     The issue by a Chilean issuer of notes outside Chile, denominated and payable in a currency other than Chilean pesos, is subject to restrictions contained primarily in Chapter XIV of Title I of the Compendium.

     On March 17, 1999, Coca-Cola Embonor obtained an authorization from the Central Bank to issue its 9 7/8% notes due in 2006. Coca-Cola Embonor initially issued the notes through its Cayman Islands branch and the proceeds of the sale of the notes were kept outside of Chile. Therefore, the approval did not give Coca-Cola Embonor or the holders of the notes access to the Formal Exchange Market for the purchase of U.S. dollars to make payments related to the notes. The notes were subsequently the subject of an exchange offer in which new notes were issued. The new notes were issued under the same authorization of the Central Bank. Therefore, Coca-Cola Embonor or the holders of the notes will not have access to the Formal Exchange Market for the purchase of U.S. dollars to make payments related to the notes. Under current Central Bank regulations, however, Coca-Cola Embonor would be permitted to purchase U.S. dollars in the Informal Exchange Market to make these payments. We cannot guarantee, however, that Coca-Cola Embonor will be able to purchase U.S. dollars in the Informal Exchange Market at the time or in the amounts sufficient to make payments related to the notes. Remittances of U.S. dollars outside Chile will require additional Central Bank authorization. The Central Bank may at any time adopt new rules, regulations or legislative changes to the current foreign exchange control regime in Chile that may restrict the purchase or remittance outside Chile of U.S. dollars by Coca-Cola Embonor to make payments under the notes.

     On April 15, 1999, the Central Bank issued a new version of Chapter XIV of Title I of the Compendium that replaced the one in effect when Coca-Cola Embonor issued the old notes. The new Chapter XIV of Title I of the Compendium became effective on June 1, 1999. The Transitory Provisions of the new Chapter XIV of Title I of the Compendium provide that foreign exchange transactions made under the Chapter XIV of Title I of the Compendium in force before June 1, 1999 will continue to be governed by the old regulations. However, issuers with authorizations issued before June 1, 1999 may request the Central Bank, within 120 days from June 1, 1999, to have these transactions be governed by the provisions of the new Chapter XIV of Title I of the Compendium. The Central Bank has the right to accept or deny these requests. If the Central Bank accepts such request, it will determine the terms and conditions under which the new regulations will be applied.

     We summarize below the material provisions of the Central Bank's regulations contained in Chapter XIV of Title I of the Compendium, as in effect on March 17, 1999, the date of the Central Bank's authorization, regarding the issuance of bonds outside Chile denominated and payable in a currency other than Chilean pesos. Our summary does not purport to be complete and describes only the material provisions of Chapter XIV of Title I of the Compendium as in effect on March 17, 1999, that pertain to the issuance of bonds outside Chile. A copy of Chapter XIV of Title I of the Compendium as in effect on March 17, 1999 is available from Coca-Cola Embonor upon request.

     To issue bonds outside of Chile, a Chilean corporation, other than a bank or financial institution, must be registered in the securities registry of the Superintendencia de Valores y Seguros, translated as the Superintendency of Securities and Insurances (the "SVS"). Likewise, its long-term unsecured debt obligations must be rated at least "BB" by two internationally recognized rating agencies. On April 19, 2001 the Central Bank eliminated this restrictions. Consequently, it is inapplicable to future debt offerings. Bonds must have an average weighted term of not less than four years, weighed on the basis of principal amortization dates and amounts and assuming, in the case of a prepayment option, that such option will be exercised. In addition, a foreign financial institution shall be committed to placing 100.0% of such debt to be issued.

     In addition, the Compendium requires that the foreign currency proceeds from the sale of the bonds be brought into Chile and exchanged for Chilean pesos in the Formal Exchange Market. In this case they would become subject to the reserve requirements described below. Alternatively, these proceeds may be held outside of Chile and used to finance investments outside of Chile. They may also be used to repay obligations of foreign branches and/or subsidiaries.

     If all of the proceeds of a bond offering are to be applied to the financing of investments outside of Chile or to the repayment outside of Chile of liabilities of foreign branches and/or subsidiaries, the authorization by the Central Bank is given with no access to the Formal Exchange Market. In addition, the Central Bank grants an exemption from the reserve requirement, as described below. In this case, the application submitted to the Central Bank should specify the proposed use of proceeds. It must also include a written commitment by the issuer. This commitment must state that, until the bonds have been fully amortized, any foreign currency brought into Chile by the issuer as a result of the liquidation of the investment made outside Chile will be subject to the rules and regulations applicable to foreign loans then in effect, in particular those regarding reserve requirements. Prior to April 19, 2001, foreign loans granted to individuals or companies in Chile, including bonds issued outside of Chile where the foreign currency proceeds are brought into Chile, were subject to the "encaje."

     The Central Bank has the unilateral power to authorize an offering of bonds outside of Chile. Generally, authorizations of the Central Bank historically have not been rescinded. However, in connection with the renegotiation of Chile's external debt in the 1980s, the Central Bank requested lenders to renegotiate the terms of their loans. It is possible that some further restrictions applicable to the holders of the notes could be imposed by the Central Bank in the future. We cannot assess the duration or impact of these restrictions, if they are imposed.

     The new Chapter XIV of Title I of the Compendium is similar to the old Chapter XIV regarding the treatment of bonds that are issued outside of Chile, where the proceeds are used outside of Chile to finance investments or to repay obligations of foreign branches or subsidiaries. Under the new Chapter XIV of Title I of the Compendium, if all of the proceeds of the bonds are used to invest outside of Chile or to refinance obligations of foreign subsidiaries abroad, no access to the Formal Exchange Market is granted for the purchase of U.S. dollars to make payments. In addition, until the bonds have been fully amortized, any foreign currency brought into Chile by the issuer as a result of the liquidation of the investment made outside Chile will be subject to the applicable rules and regulations. Therefore, even if the notes become subject to the regulations of the new Chapter XIV of Title I of the Compendium, no access to the Formal Exchange Market will be given for the purchase of U.S. dollars to make payments related to the notes.

Other Limitations

    Dividend Policy

     In accordance with Chilean law, Coca-Cola Embonor must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the Series A shares. If net income exists in a given year, Coca-Cola Embonor is not legally obligated to distribute dividends from retained earnings unless the shareholders elect to do so. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of Series B ADRs may, in the absence of an effective registration statement under the U.S Securities Act of 1993, as amended (the "Securities Market Act") or an available exemption from the registration requirement thereunder, effectively be required to elect to receive a dividend in cash. Holders of Series B shares will be entitled to a preferred dividend equal to 5% more than any dividends declared on Series A shares.

    Exchange Rates

     All payments and distributions with respect to the Series B ADRs must be transacted in the Formal Exchange Market.

    Share Capital

     Under Article 12 of the Chilean Ley de Mercado de Valores (the Securities Market Act and Circular 585 of the "SVS"), certain information regarding transactions in shares of publicly held companies must be reported to the SVS and the Chilean stock exchanges. Since the ADRs are deemed to represent the Series B shares, transactions in ADRs are subject to these reporting requirements. Shareholders of a publicly held corporation are required to report the following to the SVS and the Chilean stock exchanges:

o any direct or indirect acquisition or sale of shares that results in the holder's acquiring or disposing, directly or indirectly, of 10% or more of a publicly held corporation's share capital; and

o any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by holder of 10% or more of a publicly held corporation's capital or if made by a director or senior officer of such corporation.

     A beneficial owner of Series B ADRs representing 10% or more of the share capital of Coca-Cola Embonor will be subject to these reporting requirements under Chilean law.

     In December 2000, the Chilean Securities Market Act was modified by the addition of Title XXV which regulates tender offers for the acquisition of shares that are publicly traded. Every acquisition of publicly traded shares that permits the control of Coca-Cola Embonor must be executed as a tender offer subject to the requirements of Title XXV, which are beyond the scope of this summary. Title XXV does not apply to certain transactions which are described therein, and those transactions which permit the control of Coca-Cola Embonor will be subject only to Article 54 of the Securities Market Act, whereby no tender offer is required.

     Under Article 54 of the Securities Market Act, persons or entities intending to acquire control, directly or indirectly, of a publicly held company through transactions which are exceptions to Title XXV are required to inform the public in advance through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiation, at least ten labor days in advance of the actual date of the transaction.

     Prior to such publication, a written communication to such effect must be sent to the company being acquired, the companies that control said company, and the companies under the acquired company's control, the SVS and the Chilean stock exchanges. Title XV of the Securities Market Act sets forth the basis for determining what constitutes control, direct holding and a related party.

     The Chilean Ley de Sociedades Anonimas ("Companies Act") requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares. Although previous holders of ADRs did not have access to the Formal Exchange Market for purchases of ADRs in a preemptive rights offering, an amendment to the regulations of the Central Bank promulgated on May 12, 1998 allows such access on a case-by-case basis upon application to the Central Bank by the issuer and corresponding depositary at the time of such preemptive rights offering prior to the subscription of shares by any ADR holder. United States holders of Series B ADRs are not entitled to exercise preemptive rights unless a registration statement under the Securities Market Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Coca-Cola Embonor intends to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of thereby enabling the exercise by the holders of ADRs of such preemptive rights and any other factors Coca-Cola Embonor considers appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Market Act is available, the Depositary will sell such holders' preemptive rights and distribute the process thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. Should the Depositary not be permitted or otherwise be unable to sell such preemptive rights, the rights may be allowed to lapse with no consideration received.

    Dissenting Shareholders

     The Chilean Companies Act provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from the company and compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions described below. In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the Depositary Agreement. "Dissenting" shareholders are defined as those who vote against a resolution that results in the withdrawal right, or if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following 30 days. Dissenting shareholders must perfect their withdrawal rights by tendering their stock to Coca-Cola Embonor within 30 days after adoption of the resolution.

     In accordance with Article 69 of the Chilean Companies Act, the resolutions that result in a shareholder's right to withdraw are the following:

     (1) The transformation of the company into an entity which is not a stock corporation governed by the Chilean Companies Act;

     (2) The merger of the company with and/or into another company;

     (3) The sale of 50% or more of the assets of the company;

     (4) The creation of certain collateral;

     (5) The creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

     (6) The correction of certain procedural problems in the registration of the company or in the amendment of the bylaws (being the case that such amendment refers to a matter resulting in a shareholder's right to withdraw); and

     (7) Such other resolutions as may be established by a company's by-laws (no such additional resolutions currently are specified in the by-laws of the company).

     Under Article 69 of the Chilean Companies Act, the right to withdraw also is granted to shareholders, other than the Administradoras de Fondos de Pensiones ("AFPs"), subject to certain terms and conditions, if Coca-Cola Embonor were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69 and undertaken by Coca-Cola Embonor or the Chilean Government that negatively and substantially affect the earnings of Coca-Cola Embonor. Shareholders must perfect their withdrawal rights by tendering their stock to Coca-Cola Embonor within 30 days of the date of the publication or of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which Coca-Cola Embonor's shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If the SVS determines that the shares are not actively traded, the price shall be book value calculated as described above.

    Voting of Shares of Common Stock

     The Depositary will mail to all holders a notice containing the information (or a summary thereof) included in any notice of a shareholders meeting received by the Depositary, a statement to which each holder of ADRs at the close of business on a specified record date will be entitled, subject to Chilean law or regulations and the provisions of or governing Deposited Shares, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADRs evidenced by such holders' ADRs and a brief statement as to the manner in which each such holder may instruct the Depositary to exercise voting rights in respect of shares of Common Stock represented by ADRs held by the holders. Holders on the record date set by the Depositary are entitled to instruct the Depositary in writing, subject to the terms of Chilean law, the By-Laws and the Deposit Agreement, as to the exercise of voting rights attached to the deposited shares of Common Stock, and upon receipt of such instructions the Depositary has agreed that it will endeavor, insofar as practicable, to vote or cause to be voted the shares of Common Stock underlying such holders' ADRs in accordance with such written instructions. The Depositary has agreed not to, and shall instruct the Custodian and each of its nominees, if any, not to vote the shares of Common Stock or other deposited securities represented by the ADRs evidenced by an ADR other than in accordance with such written instructions from the holder. The Depositary may not itself exercise any voting discretion over any shares of Common Stock. If no instructions are received by the Depositary from any holder with respect to any of the deposited securities represented by the ADRs evidenced by such holder's ADRs on or before the date established by the Depositary for such purpose, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by Coca-Cola Embonor to vote the underlying shares.

    Disclosure

Holders of ADRs are subject to certain provisions of the rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the disclosure of interests in the shares of Common Stock. Any holder of ADRs who is or becomes directly or indirectly interested in 5% (or such other percentage as may be prescribed by law or regulation) or more of the outstanding shares of Common Stock must within ten days after becoming so interested and thereafter upon certain changes in such interests notify Coca-Cola Embonor, any U.S. securities exchange on which the ADRs (or shares of Common Stock) are traded and the Commission, as required by such rules and regulations. In addition, holders of ADRs are subject to the reporting requirements contained in Articles 12 and 54 and Title XV of the Securities Market Law, which provisions may apply when a holder beneficially owns 10% or more of the Common Stock or has the intention of taking control of Coca-Cola Embonor.

E.       TAXATION

Chilean Tax Consequences Relating to ADRs or Series B Shares

     The following discussion summarizes the material Chilean income tax consequences of an investment in the ADRs or Series B shares by a person who is neither domiciled in nor a resident of Chile for tax purposes (a "foreign owner"). This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. It is not intended as tax advice to any particular investor which can be rendered only in light of that particular investor's tax situation.

     Under Chilean law, there are provisions contained in statutes setting forth the tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean tax authorities issue rulings and regulations of either general or specific application and interpret provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change said rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

    Cash Dividends and Other Distributions

    Cash dividends paid by Coca-Cola Embonor with respect to the ADRs or Series B shares held by a foreign owner will be subject to a 35% Chilean withholding tax, which is withheld and paid over by Coca-Cola Embonor. A credit against the withholding tax is available based on the level of corporate income tax actually paid by Coca-Cola Embonor on the income to be distributed (the "First-Category Tax"). However, this credit does not reduce the withholding tax on a one-for-one basis because it also increases the base on which the withholding tax is imposed. In addition, if Coca-Cola Embonor distributes less than all of its distributable taxable income, the credit for First-Category Tax rate is proportionately reduced. In Chile, the legal entities Coca-Cola Embonor and Iquique operates in a tax-free zone and, therefore, on an unconsolidated basis, it pays no First-Category Tax on its profits from operations. Coca-Cola Embonor's subsidiary Embonor Bottling is subject to First-Category Tax. As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from the current rate of 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

     This example illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign owner, assuming a withholding tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of the consolidated net income of Coca-Cola Embonor distributable after payment of the First-Category Tax:

Company taxable income...............................................    100.0
First-Category Tax (17% of Ch$100)...................................    (17.0)
                                                                        ------
Net distributable income.............................................     83.0
Dividend distributed (30% of net distributable income)...............     24.9
Withholding Tax (35% of the sum of Ch$25.5 dividend plus Ch$4.5).....
(First-Category Tax paid)............................................   (10.3)
Credit for 17% of First-Category Tax.................................      4.5
                                                                        ------
Net additional tax withheld..........................................      5.8
Net dividend received................................................     19.1
                                                                        ------
Effective dividend withholding rate..................................     21.7


     In general, the effective dividend withholding tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

  Effective dividend withholding tax rate = (withholding tax rate)-(First-Category Tax rate)
                                            ------------------------------------------------
                                                  1-(First-Category Tax rate)


     Under Chilean income tax law, dividends generally are assumed to have been paid out of a company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by Coca-Cola Embonor. For information as to the retained earnings of Coca-Cola Embonor for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 9 of the Audited Consolidated Financial Statements of Coca-Cola Embonor, both appearing in the annual report. The effective rate of withholding tax to be imposed on dividends paid by Coca-Cola Embonor will vary depending upon the amount of First-Category Tax paid by Coca-Cola Embonor on the earnings to which the dividends are attributed.

     For dividends attributable to Coca-Cola Embonor's profits during year when the First-Category Tax was 10% (before 1991), the effective dividend withholding tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 17%, the effective overall combined tax rate imposed on Coca-Cola Embonor's distributed profits will be 35%.

     Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation. The distribution of preemptive rights relating to Series B shares will not be subject to Chilean taxation.

    Capital Gains

     Gains from the sale or exchange of ADRs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Series B shares in exchange for ADRs will not be subject to any Chilean taxes.

     Gain recognized on a sale or exchange of Series B shares (as distinguished from sales or exchanges of ADRs representing such shares) may be subject to both the First-Category Tax and the withholding tax (the former being creditable against the latter) if :

     o the foreign owner has held the Series B shares for less than one year since exchanging ADRs for the Series B shares;

     o the foreign owner acquired and disposed of the Series B shares in the ordinary course of its business or as an habitual trader of Series B shares; or

     o the foreign owner and the purchaser of the Series B shares are "related parties."

     For such purposes, a "related party" is any entity in which the foreign owner is (1) a partner or (2) a shareholder if such entity is a closed stock corporation or (3) a shareholder with more than 10% of the shares if such entity is an open stock corporation.

     In all other cases, gain on the disposition of Series B shares will be subjected to the flat 17% First-Category Tax and no withholding tax will apply.

     The tax basis of Series B shares received in exchange for ADRs will be the acquisition value of the Series B shares on the date of the exchange. The valuation procedure set forth in the deposit agreement, that values Series B shares at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADRs into Series B shares and the immediate sale of the Series B shares for no more than the value established under the deposit agreement will generally not generate a capital gain subject to taxation in Chile.

     The distribution and exercise of preemptive rights relating to the Series B shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the Series B shares may be subject to both the First-Category Tax and the withholding tax (the former being creditable against the latter).

    Other Chilean Taxes

     There are no gifts, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADRs by a foreign owner, but such taxes will generally apply to the transfer at death or by gift of the Series B shares by a foreign owner. There are no Chilean stamps, issue, registration or similar taxes or duties payable by foreign owners of Series B shares or ADRs.

    Withholding Tax Certificates

     Upon request, Coca-Cola Embonor will provide to foreign owners appropriate documentation evidencing the payment of Chilean withholding taxes.

United States Tax Consequences Relating to ADRs or Series B Shares

     The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of Series B shares and ADRs. It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to a particular investor. In particular this discussion is directed only to owners that hold ADRs or Series B shares as capital assets. This summary does not address any special United States tax consequences that may be applicable to owners that are subject to special treatment under the U.S. federal income tax laws, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, owners of 10 percent or more of the voting power or value of shares of Coca-Cola Embonor, persons liable for alternative minimum tax, persons that hold Series B Shares and ADRs through a partnership or other pass-through entity, persons holding Series B shares or ADRs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the United States dollar.

     The discussion below is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the legislative history thereof, final, temporary, and proposed regulations thereunder, and rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified (including changes in effective dates, and possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

     As used herein, a "non-U.S. owner" is any beneficial owner of a Series B share or ADR other than a U.S. owner. A "U.S. owner" is a beneficial owner of a Series B share or ADR that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

     You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of purchasing, owning and disposing of Series B shares and ADRs in your particular circumstances.

    ADRs

     In general, U.S. owners of ADRs of Coca-Cola Embonor are treated, for United States federal income tax purposes, as the beneficial owners of the underlying Series B shares that are represented by those ADRs. Exchanges of Series B shares for ADRs, and ADRs for Series B shares, generally should not be subject to U.S. federal income tax.

    U.S. Owners

    Taxation of Dividends

     Cash dividends paid out of the current or accumulated earnings and profits of Coca-Cola Embonor, as determined for U.S. federal income tax purposes, including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be included in the gross income of a U.S. owner as ordinary income on the day on which the dividends are received by the U.S. owner, in the case of Series B shares, or the Depositary, in the case of Series B shares represented by ADRs. Dividends will not be eligible for the dividends received deduction generally allowed under the Code with respect to distributions from other U.S. corporations. Dividends paid in pesos generally will be included in the income of a U.S. owner in a United States dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. owner, in the case of Series B shares, or the Depositary, in the case of Series B shares represented by ADRs, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Owner includes the dividend payment in income to the date any dividends paid in pesos are converted into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A de minimis rule permits individuals to ignore foreign currency gains realized in connection with a "personal transaction" (as defined in Section 988(e) of the Code) if the realized gain is $200 or less.

     To the extent that the amount of any distribution exceeds Coca-Cola Embonor's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a nontaxable return of capital to the extent of the U.S. owner's adjusted tax basis in Series B Shares or ADRs and thereafter as capital gain recognized on a sale or exchange.

     Subject to generally applicable limitations and conditions under the Code, the Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax eligible for credit against a U.S. owner's U.S. federal income tax liability. Such credits will be allowable in respect of a particular dividend distribution only if the U.S. owner has held the ADRs or Series B shares for at least 16 days during the 30-day period beginning 15 days before the ex-dividend date for such dividend. For purposes of calculating the foreign tax credit, dividends paid on the Series B shares will generally constitute foreign source "passive income" or, in the case of certain U.S. owners, "financial services income." Alternatively, a U.S. owner may elect to claim a U.S. federal income tax deduction, instead of a foreign tax credit, for such Chilean withholding tax, but only for a year in which you elect to do so with respect to all foreign income taxes. The deduction does not reduce U.S. federal income tax on a dollar for dollar basis. The deduction, however, is not subject to the limitation referred to above.

     The rules governing foreign tax credits are complex. Each U.S. owner is urged to consult its tax advisor concerning the U.S. owner's eligibility to claim a foreign tax credit and the amount of any credit available under the Code.

    Taxation of Capital Gains

     If a U.S. owner sells, exchanges or otherwise disposes of ADRs or Series B shares, it will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and its tax basis, (determined in U.S. dollars), in the ADRs or Series B shares. Capital gain of a non-corporate U.S. owner will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations. If a U.S. owner receives any foreign currency on the sale of the ADRs or Series B shares, it may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the ADRs or Series B shares and the date the sale proceeds are converted into U.S. dollars as described above in connection with the receipt of dividends.

    Passive Foreign Investment Companies

     The Internal Revenue Code contains special rules applicable to foreign corporations that are "passive foreign investment companies." In general, a foreign corporation will be a passive foreign investment company if:

     75% or more of its gross income constitutes "passive income" (the "75% Income Test"), or

     50% or more of its assets produce, or are held for the production of, passive income (the "50% Asset Test").

     For the above purposes, "passive income" generally includes interest, dividends, annuities and other investment income. For the purpose of the passive foreign investment company test, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, it is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation.

     If a foreign corporation is characterized as a passive foreign investment company, its U.S. shareholders may make an election to be currently taxable on their pro rata share of earnings of the foreign corporation whether or not these earnings were distributed to avoid the tax penalties and interest charge described below. We refer to this election as a "QEF Election." If they do not make this election, they would be subject to a special tax and an interest charge at the time of the sale of, or receipt of an "excess distribution" with respect to, their Series B shares or ADRs.

     In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years, or shorter period during which the taxpayer held the stock. In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the U.S. shareholder owned the shares. They are computed by assuming that the excess distribution or gain, in the case of a sale, with respect to the shares was taxed in equal portions throughout the U.S. shareholder's period of ownership at the highest marginal tax rate. The amount allocated to the taxable year in which a U.S. owner realized gain or received an excess distribution will be taxed as ordinary income. The amount allocated to any prior taxable year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and an interest charge will be imposed using the applicable rate imposed on underpayment of U.S. federal income tax for that period. In general, if a U.S. shareholder owns stock in a foreign corporation during any taxable year in which that corporation is a passive foreign investment company and such U.S. shareholder does not make a QEF Election, the stock will be treated as stock in a passive foreign investment company for all subsequent years unless:

     (1) such U.S. shareholders were U.S. 10% shareholders and certain other conditions were met or

     (2) the stock is "marketable" and the U.S. shareholder elects to mark-to-market the stock annually.

     A U.S. owner of Series B shares or ADRs is required to file Internal Revenue Service Form 8621 during any year that Coca-Cola Embonor is classified as a passive foreign investment company.

     Based on Coca-Cola Embonor's expected income and assets, management believes that Coca-Cola Embonor will not be classified as a passive foreign investment company. However, this conclusion is a factual determination that is made annually and may, therefore, be subject to change.

    Non-U.S. Owners

     If you are a non-U.S. owner, dividends paid to you in respect of ordinary Series B shares or ADRs will not be subject to United States federal income tax unless the dividends are "effectively connected" with the conduct of a trade or business within the United States and attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases, you will generally be taxed in the same manner as a U.S. owner. If you are a corporate non-U.S. owner, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     If you are a non-U.S. owner, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ordinary shares or ADRs unless: (i) the gain is "effectively connected" with a trade or business in the United States, and the gain is attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or (ii) you are an individual, you are present in the United States for at least 183 days in the taxable year of the sale, and certain other conditions exist. If you are a corporate non-U.S. owner, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

    Backup Withholding and Information Reporting

     In general, information reporting and backup withholding requirements will apply to dividends paid on the ADRs or Series B shares within the United States to U.S. owners other than certain exempt recipients (such as corporations).

     A U.S. owner generally will be subject to backup withholding at a rate of 30.0% (which rate is scheduled to be reduced periodically through 2006) if the recipient of such payment (i) fails to provide an accurate taxpayer identification number, (ii) fails to make certain certifications, or (iii) is notified by the Internal Revenue Service that it has failed to report all interest and dividend income required to be shown on its federal income tax returns.

     If a non-U.S. owner sells the Series B shares or ADRs to or through a U.S. office of a broker, the payment of proceeds is subject to both backup withholding and information reporting unless the non-U.S. owner certifies its status, under penalties of perjury, or otherwise establishes an exemption. If a non-U.S. owner sells Series B shares or ADRs outside the U.S. through a non-U.S. office of a non-U.S. broker, and the sale proceeds are paid to the non-U.S. owner outside the U.S., then backup withholding and information reporting requirements generally will not apply to that payment. However, if a non-U.S. owner sells Series B shares or ADRs through a non-U.S. office of a broker that is a United States person, a controlled foreign corporation for United States tax purposes, a United States branch of a foreign bank or foreign insurance company, a foreign person 50% or more of whose gross income from all sources for a specified three-year period is from activities that are effectively connected with a United States trade or business information reporting (but not backup withholding) will apply to a payment of sales proceeds. non-U.S. owners may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8.

     Any amount withheld under backup withholding is not an additional tax and is generally allowable as a refund or a credit against a U.S. owner's or non-U.S. owner's federal income tax liability upon furnishing the required information to the Internal Revenue Service. U.S. owners who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax.

Chilean Tax Considerations Relating to 9-7/8% Notes due 2006

     In March 2000, Coca-Cola Embonor issued US$160 million 9-7/8% Notes due 2006. The old notes as originally issued were subject to an exchange offer for new, substantially identical notes registered under the U.S. Securities Act of 1933, and the discussion in this section applies to both the old and new notes. The following is a summary of the principal Chilean tax and

United States federal income tax considerations relating to the purchase, ownership and disposition of notes. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Chile.

     There is currently no tax treaty between the United States and Chile.

     The following is a summary of the material consequences under Chilean tax law with respect to an investment in the notes made by a foreign holder. It is based on the tax laws of Chile as in effect on the date of this annual report, as well as regulations, rulings and decisions of Chile available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary. For purposes of this summary, the term "foreign holder" means either:

     o in the case of an individual, a person who is neither domiciled nor resident in Chile. Note that for purposes of Chilean taxation, an individual holder is a resident in Chile if he has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

     o in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or a permanent establishment of such an entity in Chile.

     Under Chile's income tax law, payment of interest or premiums, if any, made in respect of the notes by Coca-Cola Embonor's Cayman Island branch, to a foreign holder generally will not be subject to Chilean withholding tax. However, in the event that Arica makes interest payments on interest with respect to the notes directly from Chile to a foreign holder, such payments will be subject to a 4.0% withholding tax assessed by Chile on the total amount of interest paid with respect to the notes.

     Under existing Chilean law and regulations, payments of principal on the notes made by Coca-Cola Embonor's Cayman Islands branch are not subject to any Chilean taxes.

     Capital gains realized on the sale, exchange or other disposition by a foreign holder of the notes generally will not be subject to any Chilean taxes provided that such sales, exchanges or other dispositions occur outside of Chile.

     A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless notes held by a foreign holder are either located in Chile at the time of such foreign holder's death, or, if the notes are not located in Chile at the time of a foreign holder's death, if such notes were purchased or acquired with monies obtained from Chilean sources. A foreign holder will not be liable for Chilean stamp, registration or similar taxes.

     The issuance of the notes will not be subject to Chilean stamp, registration or similar taxes, provided they are not brought into Chile. If brought into Chile, the notes would be subject to a stamp tax. The stamp tax is currently assessed at the rate of 1.2% and, effective January 1, 2002 at the rate of 1.608%, of the aggregate principal amount of the notes. If the stamp tax is not paid when due, Chile's income tax law imposes a penalty of up to three times the amount of tax due plus interest. In addition, unless and until such stamp tax and any adjustment, interest or penalty has been paid, Chilean courts would not enforce any action brought with respect to such notes.

     We have agreed to pay any present or future stamp, court or documentary taxes, charges or levies that arise in Chile from the execution, delivery, enforcement or registration of the notes or any other document or related instrument and we have agreed to indemnify holders of notes for any such taxes, charges, or similar levies paid by holders.

United States Tax Consideration Relating to 9 7/8% Notes due 2006

     The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to a particular investor. In particular this discussion is directed only to holders of notes who hold such notes as capital assets. This summary does not address any special United States tax consequences that may be applicable to holders of notes that are subject to special tax treatment under the U.S. federal income tax laws, such as dealers in securities, traders in securities that elect to use the mark to market method of accounting for their holdings, financial institutions, insurance companies, tax-exempt entities, owners of 10 percent or more of the voting power or value of shares of Coca-Cola Embonor, persons liable for alternative minimum tax, persons that hold notes through a partnership or other pass-through entity, persons holding notes as part of straddle, hedging or conversion transaction, or other integrated financial transaction or persons whose functional currency is not the United States dollar.

     The discussion below is based upon provisions of the Code, the legislative history thereof, final, temporary, and proposed regulations thereunder, and rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified (including changes in effective dates, and possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

     As used herein, a "non-U.S. holder" is any beneficial owner of a note other than a U.S. holder. A "U.S. holder" is a beneficial owner of a note that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);
(iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

     You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of purchasing, owning and disposing of the notes in your particular circumstances.

    U.S. Holders

     Taxation of Stated Interest, Additional Amounts and Original Issue Discount. Stated interest paid on a note will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued. This will be done in accordance with the U.S. holder's usual method of tax accounting for U.S. federal income tax purposes. The amount of interest includible by a U.S. holder will include any additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. holder. A U.S. holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code including that the election to deduct or credit foreign taxes applies to all of the U.S. holder's foreign taxes for a particular year.

     Interest income which includes withheld taxes, additional amounts or other amounts paid to or on behalf of the U.S. holder generally will constitute income from sources outside the United States and generally will be considered "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes. However, such income will constitute "high withholding tax interest" if the Chilean withholding tax is imposed at a rate of at least 5%. Alternatively, you may elect to claim a U.S. federal income tax deduction, instead of a foreign tax credit, for such Chilean withholding tax, but only for a year in which you elect to do so with respect to all foreign income taxes. The deduction does not reduce U.S. federal income tax on a dollar for dollar basis. The deduction, however, is not subject to the limitation described above.

     The calculation of U.S. foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of rules that are complex and depend on a U.S. holder's particular circumstances. U.S. holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to interest income including additional amounts and other amounts paid to or on behalf of the U.S. holder on the notes.

     Disposition. A U.S. holder's adjusted tax basis in a note generally equals the cost of such note to the U.S. holder reduced by the amount of any payments made on such note other than stated interest payments. A U.S. holder of a note will generally recognize a capital gain or loss upon the sale, exchange, redemption, retirement or other disposition of such note in an amount equal to the difference between (i) the amount of cash and the fair market value of property received by such U.S. holder on such disposition less any amounts attributable to accrued but unpaid interest which will be taxable as such and
(ii) the U.S. holder's adjusted tax basis in such note. A U.S. holder who disposes of notes between record dates for payment of interest thereon will be required to include accrued but unpaid interest on the note through the date of disposition in income as ordinary income. Net capital gains of individuals derived with respect to capital assets will be subject to U.S. federal income tax at preferential rates if specified minimum holdings periods are met. Net capital gains of corporations are subject to the regular maximum corporate tax rate of 35%. A gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other disposition of a note will generally be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporations and individual taxpayers. Investors should consult their own tax advisors as to the foreign tax credit implications of such sale, exchange, redemption, retirement or other disposition of a note.

    Non-U.S. Holders

     Since interest income on a note will not be treated as U.S. source income, a non-U.S. holder of a note generally will not be subject to United States federal income tax by withholding or otherwise on payments of interest. This generally includes stated interest and additional amounts on such note, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and attributable to a permanent establishment or fixed base.

     Since the gain from the sale or disposition of a note generally should not be treated as derived from U.S. sources, a non-U.S. holder generally will not be subject to United States federal income tax by withholding or otherwise on gains realized on the sale or other disposition of a note, unless such gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and attributable to a permanent establishment or fixed base. However, under certain circumstances, a nonresident alien individual may be subject to a 30% United States federal withholding tax on gains from the sale or exchange of the Notes if such individual is present in the United States for 183 days or more during the taxable year.

     If a non-U.S. holder of a note is engaged in a trade or business in the United States, the non-U.S. holder will generally be subject to a regular U.S. income tax on interest and on any gain realized on the sale, redemption or other disposition of a note in the same manner as if it were a U.S. holder if such interest or gain on the notes is effectively connected with the conduct or such trade or business and attributable to a permanent establishment or fixed base. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% or a lower rate provided by an applicable treaty of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, redemption or other disposition of a note will be included in the effectively connected earnings and profits of such non-U.S. holder if such interest or gain, as the case may be, is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder.

    United States Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to certain payments of principal and interest on a note within the United States to U.S. holders other than certain exempt recipients (such as corporations). Further, information reporting requirements will apply to payment of the proceeds from the sale of a note to or through (a) a U.S. office of a broker or (b) a U.S. -connected foreign broker.

     A U.S. holder generally will be subject to backup withholding at a rate of 30.0% (which rate is scheduled to be reduced periodically through 2006) if the recipient of such payment (i) fails to provide an accurate taxpayer identification number, (ii) fails to make certain certifications or (iii) is notified by the Internal Revenue Service that it has failed to report all interest and dividend income required to be shown on its federal income tax returns. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     Generally, the payment to a non-U.S. holder of principal, interest, premium, and the proceeds of the disposition of the notes to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 30.0% (which rate is scheduled to be reduced periodically through 2006) unless the owner certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption provided the broker does not have actual knowledge that the payee is a U.S. holder. The payment of principal, interest, premium, and the proceeds of the disposition by a non-U.S. holder of the notes to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a United States branch of a foreign bank or foreign insurance company, a foreign person 50% or more of whose gross income from all sources for a specified three-year period is from activities that are effectively connected with a United States trade or business information reporting (but not backup withholding) will apply. Non-U.S. holders may be required to establish their exemption from information reporting or backup withholding by certifying their status on IRS Form W-8.

     Amounts withheld under backup withholding are not an additional tax and are generally allowable as a refund or credit against the U.S. holder and non-U.S. holder's U.S. federal income tax liability upon furnishing the required information to the IRS.

F.       DIVIDENDS AND PAYING AGENTS

Not applicable

G.       STATEMENT BY EXPERTS

Not applicable

H.       DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual and current reports with the Commission. You can read and copy the reports that we file with the Commission at the Commission's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     To receive a free copy of any of the documents referred to in this Report on Form 20-F, please call Mr. Ricardo Leon or Mr. Jorge Bravo at
011-562-299-1400, or write to either one of them at the following address:

                            Coca-Cola Embonor S.A.
                            Avenida Apoquindo 2721, 10th Floor
                            Santiago, Chile.

You may also make a request for such documents by e-mail to rleon@embonor.cl or to jbravoc@embonor.cl.

I.       SUBSIDIARY INFORMATION

Not applicable

Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We face primary market risk exposures in three categories: interest rate risk, exchange rate risk and commodity price risk such as sugar, resins, glass and aluminum.

     We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We enter into derivative contracts for the purpose of hedging the interest rate risks that arise from certain liabilities. We do not enter into derivative contracts related to fluctuations in interest rates for purposes that are speculative in nature. The risks discussed below are non-trading in nature.

    Interest Rate Risks

     Of our long-term interest bearing debt as of December 31, 2002, 66.2% was fixed rate and 33.8% was variable rate. All of our variable rate debt was denominated in UF and bore interest rates tied to the Chile interbank offered rate, or "TAB" These are the rates that banks in the Chile interbank market offer for UF deposits of varying maturities.

     The following table summarizes the debt obligations held by us as of December 31, 2002. The table presents principal payments obligations in millions of Chilean pesos that existed by scheduled maturity date and the related weighted-average interest rates. U.S. dollar-denominated liabilities have been converted to Chilean pesos using the exchange rate reported by the Chilean Central Bank as of December 31, 2002. That rate was U.S. $1.00=Ch$718.61. The amounts have been restated to constant Chilean pesos as of December 31, 2002. The variable rate is based on the 180-day TAB rate on the last day of settlement of the applicable interest rate. As of December 31, 2002 TAB was 1.67%.

                                                  As of                            As of December 31, 2002
                                                  -----                            -----------------------
                                            December 31, 2001
Liabilities                                       2001           2002      2003        2004     Thereafter   Total    Fair Value
-----------                                       ----           -----     -----       ----     -----------  ------   ----------
                                                                             (in millions of Ch$)
Long-Term Debt
Fixed rate:
  US$-denominated...........................        101,075       -          -          -        105,934     105,934     108,224
  Weighted average interest rate............         9.875%       -          -          -         9.875%      9.875%      9.875%
  US$-denominated...........................            455       -           535       -           -            535         535
  Weighted average interest rate............          13.0%       -         13.0%       -           -          13.0%       13.0%
  UF-denominated............................         73,702       -        17,983       -         26,037      44,020      47,082
  Weighted average interest rate............          6.92%       -          7.0%       -          6.75%       6.92%       6.92%
Variable rate:
  UF-denominated............................         57,957       -        17,380       17,380     8,690      43,450      43,450
  Weighted average interest rate............          5.04%       -         1.67%        1.67%     1.67%       1.67%       1.67%
  US$-denominated...........................       -              -          -          -         35,931      35,931      35,931
  Weighted average interest rate............       -              -          -          -          3.93%       3.93%       3.93%


     All of our variable rate long-term debt is denominated in UF and bears interest rates tied to TAB. From time to time, we enter into derivative contracts including "swaps," for hedging borrowings against fluctuations in LIBOR.

    Foreign Currency Exchange Rate Risks

     As of December 31, 2002, approximately 62.3% of our long-term interest bearing debt was exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 37.76% was UF-denominated and therefore not subject to currency exchange rate risk. As of December 31, 2002 and 2001, we had not entered into any derivative contracts to limit our exposure to fluctuations between the Chilean peso and the U.S. dollar.

     The following table summarizes the debt held by us at December 31, 2002. The table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt obligations. These amounts have been converted to Chilean pesos based on the observed exchange rate as of December 31, 2002. That rate was US$1.00 = Ch$718.61. The amounts have been restated to constant Chilean pesos as of December 31, 2002.

                                                  As of                            As of December 31, 2002
                                                  -----                            -----------------------
                                            December 31, 2001
Liabilities                                       2001          2002       2003        2004     Thereafter   Total    Fair Value
-----------                                       ----          -----      -----       ----     ----------   ------   ----------
                                                                             (in millions of Ch$)
Long-Term Debt
Fixed rate:
  US$-denominated...........................        101,075       -          -          -        105,934     105,934     108,224
  Weighted average interest rate............         9.875%       -          -          -         9.875%      9.875%      9.875%
  US$-denominated...........................            455       -           535       -           -            535         535
  Weighted average interest rate............          13.0%       -         13.0%       -           -          13.0%       13.0%
  UF-denominated............................         73,702       -        17,983       -         26,037      44,020      47,082
  Weighted average interest rate............          6.92%       -          7.0%       -          6.75%       6.92%       6.92%
Variable rate:
  UF-denominated............................         57,957       -        17,380       17,380     8,690      43,450      43,450
  Weighted average interest rate............          5.04%       -         1.67%        1.67%     1.67%       1.67%       1.67%
  US$-denominated...........................       -              -          -          -         35,931      35,931      35,931
  Weighted average interest rate............       -              -          -          -          3.93%       3.93%       3.93%


     As of December 31, 2002, approximately 62.3% of our long-term interest bearing debt was exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 37.7% was denominated in the local currency based index that is adjusted daily for inflation, the UF. Therefore it was not subject to currency exchange rate risk. Approximately 99.9% of our U.S. dollar-denominated debt, however, is related to our investments in Peru (US$148 million) and Bolivia (US$10 million).

     The actual foreign currency exchange risk to which we are exposed to depends on the fluctuations of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso. For accounting purposes, however, our results from operations are affected by variations in the exchange rate between the U.S dollar and the Chilean peso. This is a result of the application of Technical Bulletin No. 64 which is the accounting standard used to record Coca-Cola Embonor's foreign investment denominated in U.S. dollars. The effects of remeasuring many of our non-Chilean investments into U.S. dollars are recorded in income. The accumulated effects of Chilean peso to U.S. dollar exchange rate fluctuations are recorded in equity, net of any price-level restatement due to the effects of Chilean inflation on such foreign investments amounts.

    Trading Activities

     In producing and packaging our products we are exposed to the price volatility of various commodities including sugar, resins, glass bottles and aluminum. Prices we pay for such items are subject to fluctuation. When prices increase, we may or may not pass on such increases to our customers. When we have decided to pass on price increases in the past we have done so successfully; however, our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. Coca-Cola Embonor's bottling contracts with The Coca-Cola Company restrict the sources of supply of some raw materials, which could increase its costs and also restrict its operations.

     Sugar is the most significant commodity with respect to which we are exposed to commodity price risk. In Chile, Coca-Cola Embonor purchases sugar primarily from Industria Azucarera Nacional S.A., the sole producer of sugar in Chile, although we have on occasion purchased sugar on the international spot market when prices are favorable. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis that has historically been consistent with international prices. In Peru and Bolivia, we purchase sugar from both local and international spot markets.

     The Company enters into derivative agreements with financial institutions. As of December 31, 2002 the Company had in place an interest rate swap in order to convert certain fixed rate obligations to floating rate obligations. The interest rate swap matures in March 2006. The Company also has in place forward contracts to hedge against cash flow risks resulting from changes in the price of certain raw materials, which are denominated in US dollars. The forward contracts are matched against the expected payment dates of the raw materials throughout 2003 and at the beginning of 2004. The Company does not enter into derivative agreements for speculative purposes.

Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                     PART II

Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

Item 15.   CONTROLS AND PROCEDURES

Within 90 days to the date of this Annual Report and under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported. The procedures associated to the Company's internal controls are designed to provide reasonable assurance that the Company's transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

There were no considerable changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation or any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

This caption is applicable to the Annual Report related to the business year 2003 and is not yet in effect.

Item 16B. CODE OF ETHICS

This caption is applicable to the Annual Report related to the business year 2003 and is not yet in effect.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This caption is applicable to the Annual Report related to the business year 2003 and is not yet in effect.

                                    PART III

Item 17.   FINANCIAL STATEMENTS

Coca-Cola Embonor's financial statements have been prepared in accordance with
Item 18 hereof.

Item 18.   FINANCIAL STATEMENTS

Index to Financial Statements
         Report of Independent Auditors                                                                   F-1
         Coca-Cola Embonor S.A. and Subsidiaries Consolidated Balance Sheet                               F-2
         Coca-Cola Embonor S.A. and Subsidiaries Consolidated Statements of Operations                    F-4
         Coca-Cola Embonor S.A. and Subsidiaries Consolidated Statements of Changes in Shareholders
              Equity                                                                                      F-5
         Coca-Cola Embonor S.A. and Subsidiaries Consolidated Statements of Cash Flows                    F-7
         Coca-Cola Embonor S.A. and Subsidiaries--Notes to the Consolidated Financial Statements          F-9

To the Shareholders
Coca-Cola Embonor S.A. and Subsidiaries:


We have audited the accompanying consolidated balance sheet of Coca-Cola Embonor S.A. and Subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Coca-Cola Embonor S.A. and Subsidiaries as of December 31, 2001 and for each of the two years then ended were audited by Langton Clarke Limitada, a member firm of Andersen Worldwide, who issued an unqualified opinion in their report dated March 2, 2002, except with respect to note 39, for which the report was dated June 4, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Embonor S.A. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile and the regulations established by the Chilean Superintendency of Securities and Insurance.


Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders' equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in note 39 of the Notes to the consolidated financial statements.









ERNST & YOUNG LIMITADA



Santiago, Chile

February 28, 2003

(except with respect to Note 39, for

which the date is May 4, 2003)

                     Coca-Cola Embonor S.A. and Subsidiaries

                           Consolidated Balance Sheets

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                                                          As of December 31,
                                                                       ---------------------------------------------------------
ASSETS                                                           Note        2001                2002                2002
                                                                       ------------------  ------------------  -----------------
                                                                             ThCh$               ThCh$              ThUS$
CURRENT ASSETS:
    Cash                                                                      6,851,757            9,822,744             13,669
    Time deposits                                                  4         17,398,855            6,461,597              8,992
    Marketable securities                                          5          4,185,849            9,836,995             13,689
    Accounts receivable, net of allowance for doubtful accounts of ThCh$ 959,992 and ThCh$ 949,602 as of December 31,
       2001 and 2002, respectively                                 6         15,035,972           13,962,749             19,430
    Notes receivable, net of allowance for doubtful accounts
    of ThCh$ 1,203,074 and ThCh$ 1,159,413 as of December 31
    2001 and 2002, respectively                                    6          8,101,473            6,810,708              9,478
    Miscellaneous receivables, net of allowance for doubtful
    Accounts of ThCh$ 494,661 and ThCh$ 431,840 as of  December
    31, 2001 and 2002, respectively                                6          2,495,188            1,876,358              2,611
    Amount due from related companies                              7            494,089              916,335              1,275
    Inventories                                                    8         10,499,713           13,466,525             18,740
    Recoverable taxes                                              9          3,759,845            1,018,943              1,418
    Deferred income taxes, net                                     9            491,408              710,117                988
    Prepaid expenses                                                          4,876,588            4,898,038              6,816
    Spare parts and materials                                                 4,350,432            5,989,777              8,335
                                                                       ------------------  ------------------  -----------------
           Total current assets                                              78,541,169           75,770,886            105,441
                                                                       ------------------  ------------------  -----------------
PROPERTY, PLANT AND EQUIPMENT, NET:
    Land                                                          10         13,354,822           13,988,189             19,466
    Buildings and construction                                    10         46,800,762           48,884,546             68,026
    Machinery and equipment                                       10        120,644,643          121,246,400            168,723
    Other property, plant and equipment                           10        136,485,173          148,685,864            206,908

    Technical reappraisal of property, plant and equipment        10          1,865,481            1,860,649              2,589
    Less:  Accumulated depreciation                               10      (143,634,477)        (157,667,623)          (219,406)
                                                                       ------------------  ------------------  -----------------
           Property, plant and equipment, net                               175,516,404          176,998,025            246,306
                                                                       ------------------  ------------------  -----------------
OTHER ASSETS:
    Investments in related companies                              11          1,656,405            1,333,649              1,856
    Investments in other companies                                              114,064              120,677                168
    Goodwill, net                                                 12        305,075,859          292,350,566            406,829
    Negative Goodwill, net                                        13                  -            (861,266)            (1,199)
    Long-term receivables                                          6            230,534               36,105                 50
    Intangibles, net                                              14         16,719,578           17,574,722             24,456
    Other                                                         15          9,831,222            8,523,184             11,861
                                                                       ------------------  ------------------  -----------------
           Total other assets                                               333,627,662          319,077,637            444,021
                                                                       ------------------  ------------------  -----------------
Total assets                                                                587,685,235          571,846,548            795,768
                                                                       ==================  ==================  =================


                 The accompanying Notes 1 to 39 are an integral
                       part of these financial statements.

                     Coca-Cola Embonor S.A. and Subsidiaries

                           Consolidated Balance Sheets

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                                                        As of December 31,
                                                                         -------------------------------------------------
LIABILITIES AND SHAREHOLDERS'   EQUITY                              Note        2001              2002            2002
                                                                         -----------------  --------------- --------------
                                                                              ThCh$             ThCh$           ThUS$
CURRENT LIABILITIES:
    Current portion of long-term bank liabilities                      16    15,074,618         17,716,921         24,654
    Current portion of bonds payable                               17, 19     5,133,612         23,255,789         32,362
    Trade accounts payable                                             17    15,466,999         17,644,169         24,553
    Notes payable                                                      17     1,839,247          1,834,321          2,553
    Miscellaneous payables                                             17     1,860,014          1,915,527          2,666
    Amounts payable to related companies                            7, 17     8,512,607          8,322,036         11,581
    Provisions                                                     17, 20     6,484,936          7,099,621          9,880
    Withholdings                                                       17     6,212,117          4,664,905          6,491
    Other current liabilities                                          17       118,066            983,957          1,369
                                                                         -----------------  --------------- --------------
           Total current liabilities                                         60,702,216         83,437,246        116,109
                                                                         -----------------  --------------- --------------
LONG-TERM LIABILITIES:
    Long-term bank liabilities                                         18    43,922,363         62,536,340         87,024
    Bonds payable                                                      19   174,777,685        131,971,359        183,648
    Provisions                                                         20     1,770,855          2,035,198          2,832
    Deferred income taxes, net                                          9     9,038,739          7,683,059         10,692
    Other long-term liabilities                                        21     7,763,116          7,232,634         10,065
                                                                         -----------------  --------------- --------------
           Total long-term liabilities                                      237,272,758        211,458,590        294,261
                                                                         -----------------  --------------- --------------

COMMITMENTS AND CONTINGENCIES                                          30

MINORITY INTEREST                                                      22    50,903,667         52,703,531         73,341
SHAREHOLDERS' EQUITY:                                                  23
    Paid-in capital, no par value:
       As of December 31, 2001 and 2002: Authorized, issued
       and outstanding - 510,853,230 shares                                 223,566,611        223,566,611        311,110
    Contributed surplus                                                      20,864,654         20,864,654         29,035
    Cumulative translation adjustment                                         4,437,733          6,351,414          8,839
    Accumulated deficit                                                     (1,359,476)       (10,062,404)       (14,003)
    Net loss for the year                                                   (8,702,928)       (16,473,094)       (22,924)
                                                                         -----------------  --------------- --------------
           Total shareholders' equity                                       238,806,594        224,247,181        312,057
                                                                         -----------------  --------------- --------------
Total liabilities and shareholders' equity                                  587,685,235        571,846,548        795,768
                                                                         =================  =============== ==============


                 The accompanying Notes 1 to 39 are an integral
                       part of these financial statements.

                     Coca-Cola Embonor S.A. and Subsidiaries

                      Consolidated STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                                                  Year ended December 31,
                                                           ----------------------------------------------------------------------
                                                     Note       2000              2001               2002              2002
                                                                ThCh$            ThCh$              ThCh$             ThUS$
                                                           ---------------- -----------------  -----------------  ---------------
OPERATING INCOME:
Net sales                                                    237,894,446       238,133,301          238,707,876          332,180
Cost of sales                                              (142,316,680)     (140,867,248)        (139,286,057)        (193,827)
                                                           ---------------- -----------------  -----------------  ---------------
Gross profit                                                  95,577,766        97,266,053           99,421,819          138,353
Administrative and selling expenses                         (75,582,624)      (71,847,746)         (79,654,283)        (110,845)
                                                           ---------------- -----------------  -----------------  ---------------
Net operating income                                          19,995,142        25,418,307           19,767,536           27,508
                                                           ---------------- -----------------  -----------------  ---------------
OTHER INCOME AND EXPENSES:
Financial income                                               3,483,909         1,307,174            5,315,356            7,397
Other non-operating income                            24      10,261,949         6,126,197            1,985,393            2,612
Financial expenses                                          (20,606,909)      (18,514,016)         (18,363,817)         (25,555)
Other non-operating expenses                          24     (9,863,997)       (5,673,864)         (10,192,958)         (14,184)
Participation in net losses of related companies      11       (198,950)         (333,669)            (314,654)            (438)
Amortization of goodwill                              12    (17,117,587)      (17,725,418)         (18,050,141)         (25,118)
Price-level restatement, net                          25     (4,315,971)       (4,095,555)              896,660            1,248
Foreign exchange (loss) gain, net                     26       (308,902)         3,649,919              673,968              938
                                                           ---------------- -----------------  -----------------  ---------------
Non-operating expense, net                                  (38,666,458)      (35,259,232)         (38,050,193)         (53,100)
                                                           ---------------- -----------------  -----------------  ---------------
Net loss before income taxes, extraordinary items,          (18,671,316)       (9,840,925)         (18,282,657)         (25,592)
  minority interest and amortization of negative
  goodwill
Income taxes                                          9        (570,130)       (2,398,737)            1,112,057            1,548
Extraordinary items                                   27       6,372,786         3,599,088              918,353            1,277
                                                           ---------------- -----------------  -----------------  ---------------
Loss before minority interest and amortization of           (12,868,660)       (8,640,574)         (16,252,247)         (22,767)
negative goodwill
Minority interest participation in income             22       (923,673)          (62,354)            (246,722)            (344)
                                                           ---------------- -----------------  -----------------  ---------------
Loss before amortization of negative goodwill               (13,792,333)       (8,702,928)         (16,498,969)         (23,111)
Amortization of negative goodwill                     13               -                 -               25,875              187
                                                           ---------------- -----------------  -----------------  ---------------
Net loss                                                    (13,792,333)       (8,702,928)         (16,473,094)         (22,924)
                                                           ================ =================  =================  ===============


                 The accompanying Notes 1 to 39 are an integral
                part of these consolidated financial statements.

                     Coca-Cola Embonor S.A. and Subsidiaries

           Consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                                                        Retained         Net loss
                                                                         Cumulative     Earnings           for
                                Number        Paid-in      Contributed   Translation  (Accumulated       the year         Total
                               of Shares      Capital        Surplus     adjustment     Deficit)             ThCh$           ThCh$
                                                   ThCh$         ThCh$        ThCh$           ThCh$
As of January 1, 2000         523,100,430    208,748,330    18,765,866    (419,493)      18,762,339     (7,580,110)     238,276,932
Transfer of prior year                  -              -             -            -     (7,580,110)       7,580,110               -
loss to retained earnings
Capital reduction             (12,247,200)   (7,740,064)             -            -               -               -     (7,740,064)
Price-level restatement
of equity accounts                      -      9,520,310       881,996            -         525,564               -      10,927,870

Cumulative translation
adjustment for the year                 -              -             -    1,389,532               -               -       1,389,532

Net loss for the year                   -              -             -            -               -    (12,987,987)    (12,987,987)
                              ------------  -------------  ------------  -----------  --------------   -------------  --------------
As of December 31, 2000       510,853,230   210,528,576    19,647,862    970,039      11,707,793       (12,987,987)   229,866,283
Balance as of December 31,
2000 restated in constant
Chilean pesos as of
December 31, 2002             510,853,230   223,566,610    20,864,654    1,030,113    12,432,857       (13,792,333)   244,101,901


                                                                                        Retained         Net loss
                                                                         Cumulative     Earnings           for
                                Number        Paid-in      Contributed   Translation  (Accumulated       the year        Total
                               of Shares      Capital        Surplus     adjustment     Deficit)           ThCh$          ThCh$
                                                 ThCh$         ThCh$        ThCh$           ThCh$

As of January 1, 2001         510,853,230     210,528,576     19,647,862        970,039      11,707,793   (12,987,987)   229,866,283
Transfer of prior year
loss against retained
earnings                                -               -              -              -    (12,987,987)     12,987,987             -
Price-level restatement
of equity accounts                      -       6,526,386        609,084              -        (39,686)              -     7,095,784
Cumulative translation
adjustment for the year                 -               -              -      3,338,440               -              -     3,338,440
Net loss for the year                   -               -              -              -               -    (8,449,445)   (8,449,445)
                              ------------  --------------  -------------  -------------  --------------  ------------- ------------
As of December 31, 2001       510,853,230     217,054,962     20,256,946      4,308,479     (1,319,880)    (8,449,445)   231,851,062
Balance as of December 31,
2001 restated in constant
Chilean pesos as of
December 31, 2002             510,853,230     223,566,611     20,864,654      4,437,733     (1,359,476)    (8,702,928)   238,806,594


                 The accompanying Notes 1 to 39 are an integral
                part of these consolidated financial statements.

                     Coca-Cola Embonor S.A. and Subsidiaries

           Consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)



                                                                                           Retained
                                                                           Cumulative      Earnings        Net Loss
                                Number of       Paid-in      Contributed   Translation   (Accumulated       for the
                                 Shares         Capital        Surplus     Adjustment      Deficit)          Year         Total
                                                 ThCh$          ThCh$         ThCh$          ThCh$           ThCh$        ThCh$
As of January 1, 2002          510,853,230     217,054,962    20,256,946     4,308,479     (1,319,880)    (8,449,445)   231,851,062
Transfer of prior year
loss against retained earnings           -               -             -             -     (8,449,445)      8,449,445            -
Price-level restatement
of equity accounts                       -       6,511,649       607,708             -       (293,079)              -    6,826,278
Cumulative translation
adjustment for the year                  -               -             -     2,042,935               -              -    2,042,935
Net loss for the year                    -               -             -             -               -    (16,473,094)  (16,473,094)
                               ------------  --------------  ------------  ------------  --------------   ------------  -----------
As of December 31, 2002        510,853,230     223,566,611    20,864,654     6,351,414    (10,062,404)    (16,473,094)  224,247,181
                               ============  ==============  ============  ============  ==============   ============  ===========


                 The accompanying Notes 1 to 39 are an integral
                part of these consolidated financial statements.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                                                   Year ended December 31,
                                                           -------------------------------------------------------------------------
                                                                2000              2001               2002                2002
                                                               ThCh$              ThCh$             ThCh$               ThUS$
                                                           ---------------    --------------    ---------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Collection of accounts receivable                             276,902,964       310,601,636        276,712,733              385,067
Financial income received                                       3,326,958         1,306,916          2,454,185                3,414
Other income received                                           1,621,173        11,465,406          8,732,595               12,152
Payments to suppliers and personnel                         (224,053,278)     (228,796,442)      (219,650,005)            (305,660)
Interest paid                                                (20,227,404)      (19,138,233)       (18,007,151)             (25,058)
Income taxes paid                                             (1,151,272)       (1,316,551)        (1,131,987)              (1,575)
Other expenses                                                (1,905,267)       (3,104,297)        (2,249,479)              (3,130)
Valued-added taxes (VAT) and other similar items
paid                                                         (21,150,389)      (37,696,503)       (18,952,014)             (26,373)
Net cash provided by operating activities                      13,363,485        33,321,932         27,908,877               38,837
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks and others                               72,045,172           513,452         36,206,439               50,384
Proceeds from issuance of bonds                                73,687,640                 -                  -                    -
Other sources of financing                                        118,458            28,097                627                    1
Payment of loans                                            (135,162,420)         (245,111)       (14,523,702)             (20,211)
Payments of bonds                                                       -                 -       (31,091,225)             (43,266)
Payment of expenses of bond issuance and placement            (2,956,029)                 -                  -                    -
Other disbursements for financing                               (950,859)             (128)          (247,067)                (344)
                                                           ---------------    --------------    ---------------    -----------------
Net cash provided by financing activities                       6,781,962           296,310        (9,654,928)             (13,436)
                                                           ---------------    --------------    ---------------    -----------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment             1,299,144         1,226,149            489,030                  681
Proceeds from sale of long-term investments                     1,179,206                 -                  -                    -
Collection of other loans to related companies                          -         4,602,529                  -                    -
Other investment income                                                79            31,310                  -                    -
Additions to property, plant and equipment                   (17,313,473)      (13,675,146)       (15,219,405)             (21,179)
Long-term investments                                        (13,862,702)       (1,976,118)          (883,564)              (1,230)
Investment in interest-bearing instruments (less)             (6,302,595)                 -                  -                    -
Other loans to related companies                              (4,220,807)                 -        (4,675,476)              (6,506)
Other investing activities                                       (62,298)         (139,503)          (167,801)                (234)
                                                           ---------------    --------------    ---------------    -----------------
Net cash used in investing activities                        (39,283,446)       (9,930,779)       (20,457,216)             (28,468)
                                                           ---------------    --------------    ---------------    -----------------
 Net (decrease) increase in cash and cash                    (19,137,999)        23,687,463        (2,203,267)              (3,067)
equivalents
 Price-level restatement of cash and cash
equivalents                                                       315,742           179,243          (111,858)                (156)
                                                           ---------------    --------------    ---------------    -----------------
Net (decrease) increase in cash and cash
equivalents                                                  (18,822,257)        23,866,706        (2,315,125)              (3,223)
                                                           ---------------    --------------    ---------------    -----------------
Cash and cash equivalents-Beginning of year                    23,392,012         4,569,755         28,436,461               39,573
                                                           ---------------    --------------    ---------------    -----------------
Cash and cash equivalents-End of year                           4,569,755        28,436,461         26,121,336               36,350
                                                           ===============    ==============    ===============    =================

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                                                       Year ended December 31,
                                                                   -----------------------------------------------------------------
                                                                        2000             2001             2002            2002
                                                                       ThCh$            ThCh$             ThCh$           ThUS$
                                                                   ---------------  ---------------  ---------------- --------------
RECONCILIATION OF NET INCOME (LOSS) FOR THE YEAR TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net loss                                                             (13,792,333)      (8,702,928)      (16,473,094)       (22,924)
Adjustments to reconcile net income to net cash provided by
operating activities:
Gain on sale of property, plant and equipment                               5,012         (17,804)            72,790            101
Gain on sale of investment                                                (1,215)          (9,122)                 -              -
Depreciation                                                           21,708,675       20,333,115        21,457,515         29,860
Amortization of goodwill                                               17,117,587       17,725,418        18,050,141         25,118
Amortization of negative goodwill                                               -                -          (25,875)          (187)
Amortization of other intangibles                                       1,000,547        1,108,598         1,168,885          1,627
Write-offs and provisions                                               3,825,080        1,948,173           884,856          1,231
Participation in net income of related companies                          198,950          333,669           314,654            438
Foreign exchange                                                          308,902      (3,649,919)         (673,968)          (938)
Price-level restatement, net                                            4,315,971        4,095,555         (896,660)        (1,248)
Other credits to income that do not represent cash flows              (7,290,849)      (4,935,879)         (149,639)           (58)
Other charges to income that do not represent cash flows                2,038,131        1,754,794         2,748,667          3,825

CHANGES IN OPERATING ASSETS/LIABILITIES:
(Increase) decrease in notes and accounts receivable                    (483,314)      (1,213,486)         2,696,768          3,754
Decrease (increase) in inventories                                      4,803,793           89,415       (2,984,176)        (4,153)
(Increase) decrease in other current assets                           (2,656,715)        3,495,472         5,226,546          7,273
(Decrease) increase in trade accounts payable and notes payable
relating to operating activities                                     (12,904,134)          402,656         4,033,100          5,613
 (Decrease) in interest payable                                       (1,095,214)                -                 -              -
(Decrease) increase in trade accounts payable and notes payable
related to non-operating activities                                   (3,710,548)        1,442,027       (7,123,871)        (9,913)
(Decrease) increase in income taxes payable                             (465,354)        (226,323)             5,715              8
 (Decrease) in VAT and other similar taxes                              (483,160)        (713,853)         (670,199)          (933)
Income attributable to minority interest                                  923,673           62,354           246,722            343
                                                                   ---------------  ---------------  ---------------- --------------
Net cash provided by operating activities                              13,363,485       33,321,932        27,908,877         38,837
                                                                   ===============  ===============  ================ ==============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


1.       Registration in the Securities Registry:

Coca-Cola Embonor S.A. (herein referred to as "the Company" or "Embonor") was registered on September 25, 1997 under registration number N(degree)622 in the Securities Registry as a corporation available for public trading subject to the regulations of the Chilean Superintendency of Securities and Insurance (the "SVS"). On December 1, 1997, its shares were listed on the Chilean Stock Exchange.

An Extraordinary Shareholders' Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.


2.       Summary of Significant Accounting Policies:

(a) General:

The Company operates principally in one industry segment, namely the production and distribution of soft drinks in Chile, Bolivia and Peru. The Company also produces and distributes beer in certain markets. For the convenience of the reader, the consolidated financial statements have been translated into English. Certain reclassifications have been made to prior year numbers to conform to the current year presentation and certain subtotals and clarifying account descriptions have been added.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively "Chilean GAAP"), and the specific corporate regulations of Law N(degree) 18.046, related to the formation, registration and liquidation of Chilean corporations, among others. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States. A description of the significant differences in accounting standards and required disclosures is presented in
Note 39 to these financial statements.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to generally accepted accounting principles in the United States ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements reflect the consolidated results of operations of Embonor and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, which are the following:

                                                                       Direct and indirect ownership
                                                                 ------------------------------------------
Subsidiaries                                                        2000           2001            2002
                                                                 -----------    -----------     -----------
Inversora Los Andes S.A. and Subsidiary ("INANSA")                 99.99987       99.99987        99.99987
Embotelladoras Bolivianas Unidas S.A. ("EMBOL")                    99.99897       99.99897        99.99897
Embotelladora Iquique S.A.                                         99.90000       99.90000        99.90000
Embonor S.A.                                                       99.56729       99.84188        99.84188
Embotelladora Arica Overseas                                       99.99999       99.99999        99.99999
Sociedad Cartera del Pacifico and Subsidiary ("SOCAP")             79.34191       79.34191        79.34191
Embotelladora Latinoamericana S.A. ("ELSA")                        57.14205       57.14205        58.72516
Industrial Iquitos S.A. ("IQUITOS") (1)                            76.11100       43.49138        43.49138
Embonor Holdings S.A.                                                     -       99.99999        99.99999

(1) The Company controls Iquitos through its subsidiary Elsa

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


(b) Periods covered:

These financial statements reflect the Company's financial position as of December 31, 2001 and 2002, and the results of its operations, the changes in its shareholders' equity and its cash flows for the years ended December 31, 2000, 2001 and 2002.

(c) Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the three-year period ended December 31, 2002 was approximately 11.18%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of the loss and gains in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.


The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also
Note 25).

The purchasing power gain or loss included in the net loss for the year reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the "prior month rule," in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

                                         Index                 Change Over
                                                            Previous November
                                                                   30
                                 ----------------------    --------------------
November 30, 2000                       106.82                    4.7%
November 30, 2001                       110.10                    3.1%
November 30, 2002                       113.36                    3.0%


By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet date are as follows:

                                        Index                 Change Over
                                                           Previous December
                                                                  31,
                                ----------------------    --------------------
December 31, 2000                      106.81                    4.5%
December 31, 2001                      109.76                    2.6%
December 31, 2002                      112.86                    2.8%

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include the gain or loss in purchasing power arising from the holding of monetary assets and liabilities subject to the effects of inflation, in the net result for each year.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento ("UF"), which is adjusted daily to reflect the changes in Chile's CPI. Some of the Company's investments are linked to the UF. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation. Values for the UF are as follows (historical Chilean pesos per UF):

                                                   Ch$
                                          ----------------------
December 31, 2000                               15,769.92
December 31, 2001                               16,262.66
December 31, 2002                               16,744.12


Comparative financial statements

For comparative purposes, the historical December 31, 2000 and 2001 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2002 purchasing power. For comparative purposes, the December 31, 2000 and 2001 consolidated financial statements and their accompanying notes have been restated by 3.1%(1) and 3.0% respectively, in order to present such information in terms of Chilean pesos as of December 31, 2001.

This updating does not change the prior periods' statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2002 of Ch$ 718.61 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

(d) Assets and liabilities in foreign currency:

Assets and liabilities denominated in US dollars are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as follows:

                                Ch$ per US$ 1.00
                          -------------------------------
December 31, 2000                     573.65
December 31, 2001                     654.79
December 31, 2002                     718.61

--------
(1) Originally reported 2000 figures multiplied by 3.1% then multiplied by 3.0%

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


(e) Time deposits:

Time deposits are presented at cost plus accrued interest and UF indexation adjustments, as applicable.

(f) Marketable securities:

Marketable securities consist of mutual fund units. At the date of the financial statements, they are stated at their redemption value.

(g) Inventories:

Inventories are recorded at purchase price plus both direct and indirect production costs and are adjusted for price-level restatement. Inventories are stated at the lower of price-level restated cost and net realizable value. Costs are removed from inventory on the basis of weighted-average cost. The recorded values of inventories do not exceed their estimated net realizable value.

(h) Property, plant and equipment and depreciation:

Property, plant and equipment are presented at cost plus price-level restatement less accumulated depreciation. A technical appraisal of property, plant and equipment was performed as of December 31, 1979 and 1994, and is included within property, plant and equipment and restated for price-level changes. Beginning January 1, 2001 and as described in Note 3, the depreciation relating to machinery and transport equipment has been recorded according to actual hours of usage. This change is calculated by multiplying the hourly rate in pesos by the number of hours of usage. Depreciation for other assets has been calculated on a straight-line basis according to their useful life as described below:

                                                    Years
                                            ----------------------
Buildings and construction                          25-60
Machinery and equipment                             7-20
Furniture and fixtures                                7
Tools                                               5-10
Cases                                               5-10


(i) Bottles and cases:

The Company classifies disposable bottles and cases within inventories at acquisition cost plus price-level restatement.

The Company classifies plastic returnable bottles and glass bottles as property, plant and equipment, which are recorded at cost plus price-level restatement. Depreciation is computed using the straight-line method over a useful life of five years for plastic bottles and ten years for glass bottles. Breakage is charged to expense as incurred.

(j) Deposits for bottles and cases:

The liability for deposits for bottles and cases in circulation has been estimated based on an annual inventory and a statistical analysis of those bottles and cases in the possession of customers, valued at the average value of deposits received during the last five years for each type of bottle or case. This accounting policy has been authorized by the SVS.

(k) Investments in other companies:

Investments in companies over which the Company does not exert significant influence have been stated at cost plus price-level restatement.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


(l) Valuation of long-term investments:

Investments in companies over which the Company has significant influence have been valued in accordance with the equity method. The Company has recognized its proportionate share in the net loss of the investees on an accrual basis and has eliminated the effects of unrealized profits resulting from intercompany transactions.

In accordance with Technical Bulletin N(degree) 64 ("BT64") of the Chilean Association of Accountants, the investment in Comptec S.A. is maintained in US dollars (see note 2(w)).

(m) Goodwill and negative goodwill

The Company records acquisition costs of long-term investments in excess of the proportion of the net equity acquired as goodwill, which is presented net of the related amortization. All goodwill generated on acquisitions is amortized on a straight-line basis over 20 years, the maximum period allowed by Circular No.1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years, in accordance with Circular N(degree) 368 of de Superintendency of Securities and Insurance.

(n) Income taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded and are calculated in accordance with current tax laws in Chile.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60 and 71 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

As a transitional provision, a contra asset or liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The contra asset or liabilities are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

(o) Accrued vacation liability:

The Company records vacation expense on accruals basis, according to Technical Bulletin N(degree)47, of the Chilean Association of Accountants.

(p) Staff severance indemnities:

Although the parent company and its subsidiary, Embotelladora Iquique S.A., have entered into collective bargaining agreements with their employees, these agreements do not contain clauses covering severance indemnities. As a consequence, no liability for long-term indemnities has been recorded. In those cases where long-term severance indemnity payments have been made to employees, such payments are charged to results in the same year that the payment is made.

As of December 31, 2001 and 2002, the subsidiaries Inversora Los Andes S.A. and Embonor S.A., have recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements with their employees. This

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


liability is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

Sociedad Cartera del Pacifico and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A. record long-term severance indemnities against current profits on an accrual basis for the amount that would be payable if all employees were to retire as of the end of each period.

(q) Cash equivalents:

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

(r) Revenue recognition:

Revenues are recorded at the time of customer acceptance, which generally coincides with the point of delivery.

(s) Allowance for doubtful accounts:

As of December 31, 2001 and 2002, the Company has established allowances for estimated uncollectable accounts which encompass all debt more than 120 days past-due and any other specific amounts receivable where circumstances show that the recoverability is not assured. When applicable, such amounts are presented net of accounts receivable, documents receivable and miscellaneous receivables.

(t) Intangibles:

Intangible assets refer to trademarks that have been acquired, which are shown at historic cost, corrected for price level restatement, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

(u) Deferred financing fees:

Deferred financing fees on bonds issued in the US and Chilean markets are amortized on a straight-line basis over the life of the bond, which does not differ substantially from the effective rate method. Bond discount, the difference between the nominal rate and the selling rate is recorded as a deferred asset. Similarly, this asset is being amortized on a straight-line basis over the term of the obligation.

(v) Financial risk hedging:

The Company enters into forward contracts with financial institutions to hedge the cash flow risk related to the payment of debt in foreign currency against foreign exchange rate variations. The forward contracts are recorded at their fair values using the forward exchange rate as of year-end in accordance with Technical Bulletin 57 of the Chilean Association of Accountants. Gains and losses in adjusting the contracts to their fair value are deferred and recorded as either assets or liabilities with no immediate effect in income. Realized gains and losses on such instruments are recognized in other income.

(w) Foreign currency translation:

In accordance with BT64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and operate in countries that are exposed to significant risks, restrictions, inflation, or exchange fluctuations are remeasured into US dollars before translation to Chilean pesos. For the applicable financial statement periods presented herein, the Company has remeasured its Bolivian and Peruvian subsidiaries into US dollars as follows:

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


- Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency;

- All non-monetary assets and liabilities and shareholders' equity accounts are translated at historical rates of exchange between the US dollar and the local currency;

- Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency; and

- The effects of any exchange rate fluctuations on monetary assets and liabilities as compared to the US dollar are included in the results of operations for the period.


Under BT 64, in the records of the parent company, investments in foreign subsidiaries are price-level restated. The effect of price-level restatement that is reflected in income is separated from those of translation gains or losses, which are reflected in equity in the account "Cumulative Translation Adjustments", though the foreign investment itself is measured in US dollars. Foreign exchange differences on US dollar-denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective.


3.       Changes in Accounting Principles and Estimates:

Beginning January 1, 2001 the Company calculates depreciation based on the unit of production method for machinery and transport equipment. This method involves calculating a historical hourly depreciation rate per hour of actual usage based on an historical statistical analysis of the Company's experience. Previously the Company estimated depreciation expense related to the use of such assets using the straight-line method over the estimated useful life.

The change in methodology resulted in a lower depreciation charge to income of ThCh$ 2,121,909 in 2001 and ThCh$ 2,362,277 in 2002.

During 2002, there were no significant changes in accounting principles.


4.       Time Deposits:

Time deposits as of each year-end are set out below:

                                                                                    As of December 31,
                                                                               ------------------------------
    Bank                                        Purchase       Real Interest       2001            2002
                                                  Date            Rate %           ThCh$           ThCh$
    ----------------------------------------- --------------  ---------------- --------------  --------------
    Banco de Credito de Bolivia                  12-28-2002              5.70              -             719
    Banco de Credito del Peru                    12-31-2002              1.12              -         725,796
    Banco de Credito del Peru                    12-31-2002              3.30              -         347,137
    Banco Interbank                              12-31-2002              3.85              -         215,256
    Banco Interbank                              12-31-2002              3.85              -         306,365
    Banco Interbank                              12-31-2002              3.85              -         306,365
    Banco Santander Central Hispano              12-31-2002              3.25              -          91,998
    BankBoston                                   12-31-2002              3.70              -         225,052
    BankBoston                                   12-31-2002              3.75              -         245,468
    BankBoston                                   12-31-2002              3.81              -         245,468
    Citibank                                     12-27-2002              0.98              -       3,305,606
    Citibank                                     12-27-2002              0.98              -         446,367
    Banco de Credito e Inversiones               12-10-2001              1.78      7,426,474               -
    Banco de Credito e Inversiones               12-11-2001              1.78        922,526               -





                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


    Banco de Credito del Peru                    12-28-2001              2.10        674,434               -
    Banco de Credito del Peru                    12-31-2001              2.25        940,797               -
    Banco de Credito del Peru                    12-28-2001              1.50        145,268               -
    Banco Santander Central Hispano              12-28-2001              1.50        714,899               -
    Banco Santander Central Hispano              12-20-2001              2.25      1,206,381               -
    Banco Santander Central Hispano              12-26-2001              2.00        202,330               -
    Banco Santander Central Hispano              12-29-2001              2.17        674,434               -
    Banco Santander Central Hispano              12-31-2001              2.50        119,559               -
    Banco Santander Central Hispano              12-28-2001              2.50         23,520               -
    Banco Continental BBVA                       12-20-2001              2.00        472,104               -
    Banco Continental BBVA                       12-26-2001              1.85        202,330               -
    BankBoston N.A.                              12-21-2001              3.15        489,287               -
    Banco Weise Sudameris                        12-31-2001              2.50         54,800               -
    Banco de Credito de Bolivia                  12-28-2001              5.70            733               -
    Citibank                                     12-31-2001              5.75      3,128,979               -
                                                                               --------------  --------------
         Total                                                                    17,398,855       6,461,597
                                                                               ==============  ==============



5.       Marketable Securities:

Marketable securities as described in Note 2(f) are summarized as follows:

        Marketable Securities               As of December 31,
        ---------------------------   --------------------------------
                                          2001              2002
                                          ThCh$            ThCh$
        ---------------------------   --------------   ---------------
        BCI Fondos Mutuos                   532,346                 -
        BCI Fondos Mutuos                   310,046                 -
        BCI Fondos Mutuos                   359,289                 -
        BCI Fondos Mutuos                   495,488                 -
        BCI Fondos Mutuos                   340,246                 -
        BCI Fondos Mutuos                   486,574                 -
        BCI Fondos Mutuos                   476,185                 -
        Banchile -M.F.                    1,185,675                 -
        BCI Fondos Mutuos                         -           540,313
        Citibank Fondos Mutuos                    -            55,357
        Citibank Fondos Mutuos                    -           359,305
        Citibank Fondos Mutuos                    -           258,700
        Citibank Fondos Mutuos                    -           718,610
        Citibank Fondos Mutuos                    -         7,904,710
                                      --------------   ---------------
        Total                             4,185,849         9,836,995
                                      ==============   ===============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


6.       Short and Long-term Receivables:

Short and long-term receivables are summarized as follows, including estimates of allowances for doubtful accounts:


                                                       Short-term Receivables
                   ---------------------- ------------------------ ------------------------- ----------------------
                        Up to 90 days    More than 90 days and up          Subtotal             Total Short-term
                                                 To 1 year                                     Receivables (net)
                   ---------------------- ------------------------ ------------------------- ----------------------
                      2001       2002      2001        2002         2001         2002        2001        2002

                      ThCh$      ThCh$     ThCh$      ThCh$        ThCh$        ThCh$        ThCh$      ThCh$
Accounts
receivable         15,048,509  13,709,740   947,455   1,202,611  15,995,964    14,912,351  15,035,972  13,962,749

Estimated
allowances for
doubtful accounts    (370,345)    (25,650) (589,647)   (923,952)   (959,992)     (949,602)
Notes receivable    8,124,070   6,582,912 1,180,477   1,387,209   9,304,547     7,970,121   8,101,473   6,810,708

Estimated
allowances for
doubtful accounts    (274,221)    (10,550) (928,853) (1,148,863) (1,203,074)   (1,159,413)

Miscellaneous
receivables         2,714,881   1,610,454   274,968     697,744   2,989,849     2,308,198   2,495,188   1,876,358

Estimated
allowances for
doubtful accounts    (445,135)       (347)  (49,526)   (431,493)   (494,661)     (431,840)

                   ----------  ----------  --------  ----------  ----------   -----------  ----------  ----------
     Total         24,797,759  21,866,559   834,874     783,256  25,632,633    22,649,815  25,632,633  22,649,815
                   ==========  ==========  ========  ==========  ==========   ===========  ==========  ==========

                   Long-term Receivables
                    ----------------------
                       Total Long-term
                         Receivables
                    ----------------------
                      2001     2002

                      ThCh$    ThCh$
Accounts
receivable                  -         -

Estimated
allowances for
doubtful accounts
Notes receivable            -         -

Estimated
allowances for
doubtful accounts

Miscellaneous
receivables           230,534    36,105

Estimated
allowances for
doubtful accounts

                     --------    ------
     Total            230,534    36,105
                     ========    ======


     The movement in the allowance for doubtful accounts as of December 31, 2000, 2001 and 2002 is as follows:

  Allowance for doubtful       Balance at the     Charged to costs    Charged to other       Deductions         Balance at the
         accounts               beginning of        and expenses          accounts              ThCh$           end of period
                                   period              ThCh$               ThCh$                                    ThCh$
                                   ThCh$
As of December 31, 2000               2,096,988             314,548                   -          (1,082,808)           1,328,728
As of December 31, 2001               1,328,728           2,950,031                   -          (1,621,032)           2,657,727
As of December 31, 2002               2,657,727             862,956                   -            (979,828)           2,540,855



7.       Balance and Transactions with Related Parties:

Balances with related parties, as of December 31, 2001 and 2002 are as follows:

               Company                      2001           2002
Accounts Receivable(short-term):           ThCh$           ThCh$             Type of transaction
--------------------------------------  -------------  --------------  --------------------------------
Coca-Cola de Chile S.A.                    340,803         790,241          Commercial account (1)
Vital S.A.                                   9,615           4,503          Commercial account (1)
Ase. e Inversiones Eudocia Ltda.             1,456               -            Share Subscription
Direnor S.A.                                     -                          Commercial account (1)
Coca-Cola Peru                                   -         121,591          Commercial account (1)
Comptec S.A.                               142,215               -          Commercial account (1)
                                        -------------  --------------
     Total                                 494,089         916,335
                                        =============  ==============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


               Company                      2001           2002
   Accounts payable (short term):          ThCh$           ThCh$             Type of transaction
--------------------------------------  -------------  --------------  --------------------------------
Coca-Cola de Chile S.A                   4,064,172       4,411,069         Commercial account (1)
Vital S.A.                               1,446,739         951,712         Commercial account (1)
Envases Central S.A.                       868,904         957,474          Commercial account (1)
Coca-Cola Peru                           2,111,969       1,987,622          Commercial account (1)
Direnor S.A.                                20,823          14,159         Transaction expenses (2)
                                        -------------  --------------
     Total                               8,512,607       8,322,036
                                        =============  ==============


(1) The commercial account corresponds to the purchase and sale of raw materials, products and containers. Such transactions have a maximum payment term of 45 days.

(2) Transaction expenses correspond to the shipping and receiving of products to customers, which have a maximum payment term of 30 days.

The Company has no long-term balances with related parties as of December 31, 2001 and 2002.


Transactions with related parties are as follows:

For the three years ended December 31, 2002 the Company and its subsidiaries had the following transactions with related parties, all of which were carried out at fair market value:

                                                              Transactions                Net effect in Income Statement
                                                                                                   Gain (Loss)
                                                 --------------------------------------- -----------------------------------
                                                     2000         2001         2002        2000        2001       2002
   Company    Relationship Type of Transaction      ThCh$         ThCh$        ThCh$       ThCh$      ThCh$       ThCh$
------------------------------------------------ ---------------------------------------------------------------------------
Purchases:
Coca-Cola de              Purchase of raw
Chile S.A.    Shareholder materials             (27,905,738)  (30,763,487) (29,182,255)        -          -             -
                          Purchase of materials     (72,452)            -           -           -          -             -
                          Sales of service            1,848         1,784         160       1,848      1,784           160
                          Advertising sales       2,687,356     1,647,500   1,348,598     208,646    202,372       161,832

                          Purchase of raw
Coca-Cola     Indirect    materials              (8,676,564)  (7,066,803)   (3,441,616)         -          -             -
                          Purchase of
Peru S.A.                 advertising            (1,335,040)  (1,394,414)   (5,689,932)         -          -             -
                          Purchase of products     (25,041)             -           -    (19,808)          -             -
                          Purchase of services    (103,383)      (77,824)           -           -          -             -
                          Sales of raw
                          materials                 148,668       268,070     497,764           -          -             -
                          Sales of advertising    2,094,870     1,050,534      22,051           -          -             -
                          Sales of services         180,538        22,526       4,879     180,538     17,520         4,879

Vital S.A.    Common      Purchase of products   (8,376,814)  (7,434,629)   (4,850,737)         -          -             -
              Director    Sales of services               -           828           -           -          -             -

Envases       Common      Purchase of products   (3,766,752)  (3,358,575)   (5,809,736)  (38,268)   (37,117)             -
Central S.A.  Director    Purchase of services      (5,841)             -           -           -          -             -

Distribuidora Common      Purchase of products    (331,674)     (114,438)    (57,874)           -          -             -
Direnor S.A.  Director    Purchase of services     (42,520)       (2,394)           -      42,520    (2,324)             -

Others                    Purchase of services      197,216             -           -           -          -             -

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


8.       Inventories:

Inventories as of each year-end include the following items:

                                                     As of December 31,
                                               -------------------------------
                                                   2001             2002
                                               --------------  ---------------
                                                   ThCh$           ThCh$
Finished products                                2,804,759        2,772,116
Raw materials                                    5,671,824        9,001,633
Imported raw materials in transit                1,192,179          946,403
Promotional products for distribution              830,951          746,373
                                               --------------  ---------------
     Total                                      10,499,713       13,466,525
                                               ==============  ===============



9.       Income Taxes:

a) Income tax provision

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred income taxes, the Company discloses the following information as of December 31, 2002:

The Company is subject to taxes in the jurisdictions in which it operates and taxes are determined on an individual entity basis. On a consolidated basis, the Company did not establish income tax provision for the years ended December 31, 2000, 2001 and 2002 as it reported losses for tax purposes for those years. The consolidated balance sheet as of December 31, 2002 included ThCh$ 1,018,943 (ThCh$ 3,759,845 in 2001) of recoverable taxes, which relate to monthly income tax installments that are paid in advance, training expenses and benefits relating to previous tax losses.

The following information relates to the tax provisions that have been established on an individual basis in the jurisdictions in which it operates.

Chile

The subsidiary Embonor S.A. established an income tax provision amounting to ThCh$21,468 as of December 31,2002 (ThCh$ 0 in 2001). The balance of recoverable taxes amounting to ThCh$986,527 as of December 31, 2002 (ThCh $ 3,673,589 in
2001) corresponds to tax benefits for previous tax losses and training expenses.

The subsidiary Embotelladora Iquique S.A. established an income tax provision amounting to ThCh$ 13,450 as of December 31, 2002 (ThCh$ 12,934 in 2001). The balance of recoverable taxes amounted to ThCh$ 18,375, as of December 31,2002, (ThCh$ 27,544 in 2001), which corresponds to monthly income taxes installments that are paid in advance and training expenses.

Bolivia

The tax on profits of the subsidiary Inversora Los Andes and its subsidiary is considered, pursuant to Bolivian law, a payment on account of sales tax for the following fiscal year. Therefore, since the tax on profits calculated is less than the sales tax generated by the companies on recurring transactions, there is no deferred tax recorded for temporary differences existing between the accounting base and the taxable base. As of December 31, 2002, income charge of sales taxes was ThCh$ 1,134,020 (ThCh$ 1,251,408 in 2001).

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


Peru

The subsidiaries Sociedad Cartera del Pacifico and its subsidiary, Industrial Iquitos S.A., have not accrued any income tax provisions since they have a loss for tax purposes in the period. The recoverable taxes of these subsidiaries amounted to ThCh$ 10,839 in 2002, (ThCh$ 52,683 in 2001).

Certain long-term income taxes recoverable have been recorded under Other long-term assets (see Note 15) for the amount of ThCh$ 2,558,595 in 2002 (ThCh$ 2,404,813 in 2001.)


b) Deferred income taxes

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, deferred income taxes are recorded according to the principles established in Technical Bulletins Nos. 60 and 71 of the Chilean Association of Accountants. These technical bulletins came into effect on January 1, 2000, and under the transitional provisions of the Accounting Standard, unrecorded deferred income tax balances as of January 1, 2000 were recorded as a "complementary asset or liability". Complementary assets and liabilities are to be amortized over the estimated period of reversal of the related temporary differences.

In accordance with Law N(degree) 19,753, which was issued on September 28, 2001, the corporate income tax rate increased from 15% to 16% for the year 2002 and will increase to 16.5% for the year 2003 and 17% for the year 2004 and thereafter.

In Peru income taxes and employees' participation are calculated in accordance with current tax laws. The corporate income tax rate decreased from 30% to 27% for the year 2002. Employees' participation rate remains at 10%.

The corporate income tax rate in Bolivia is 25% and the transaction tax is levied at 3.0% flat rate per transaction.

As of December 31, 2001 and 2002, the cumulative balances of the temporary differences creating deferred taxes are set out below:



Description                                     2001                                                2002
                          --------------------------------------------------------------------------------------------------------
                              Deferred Asset          Deferred Liability         Deferred Asset           Deferred Liability
                          ------------------------ -------------------------------------------------------------------------------
Temporary differences     Short-term   Long-term   Short-term   Long-term   Short-term   Long-term    Short-term     Long-term
                             ThCh$       ThCh$        ThCh$       ThCh$       ThCh$        ThCh$        ThCh$          ThCh$
                          ------------ ----------- ------------ ----------- ----------- ------------- ------------ ---------------
Allowance for doubtful        199,864   356,570              -            -    195,533       361,942            -               -
accounts
Inventories                   979,693      44,144            -            -    883,403                          -               -
Vacation accrual              200,669           -            -            -    174,666             -            -               -
Tax loss carry forward              -   4,080,145            -            -          -     6,377,900            -               -
Amortization of                     -           -            -    5,604,233          -             -            -       5,575,713
intangibles
Leasing assets                                  -            -      659,051          -             -            -         631,934
Revaluation of PP&E from
purchase in Peru                                -            -    3,792,076          -             -            -       3,491,812
Obsolescence provision                                                           7,106       129,515
Depreciation of fixed           6,995           -            -    4,034,754                        -            -       8,649,619
assets
Severance indemnities               -           -            -      644,464          -             -            -         705,242
Other                         658,977           -            -            -    245,000             -       67,712          33,017
                          ------------ ----------- ------------ ----------- ----------- ------------- ------------ ---------------
Subtotal                    2,046,198   4,480,859            -   14,734,578  1,505,708     6,869,357       67,712      19,087,337
Net complementary accounts(1,554,790)      -                 -   (1,214,980)  (727,879)        -            -          (4,534,921)
                          ------------ ----------- ------------ ----------- ----------- ------------- ------------ ---------------
Total                         491,408   4,480,859            -   13,519,598    777,829     6,869,357       67,712      14,552,416
                          ------------ ----------- ------------ ----------- ----------- ------------- ------------ ---------------
Deferred income taxes, net    491,408           -            -    9,038,739    710,117             -            -       7,683,059
                          ============ =========== ============ ============ ========== ============== =========== ===============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


Income tax (expense) benefit for the years ended December 31, 2000, 2001 and 2002, is summarized as follows:

                                                                            2000            2001             2002
                                                                           ThCh$           ThCh$             ThCh$
                                                                       --------------- --------------- ------------------
Current income tax expense                                                  (963,707)     (1,264,342)        (1,168,938)
Prior year tax expense adjustment                                                             589,438            706,606
Net effect of deferred income tax assets and liabilities in the fiscal    (4,579,064)     (6,512,332)        (2,572,464)
year
Net effect of amortization of deferred asset and liability
complementary accounts                                                      5,163,212       4,788,499          4,146,852
Tax on non-deductible expenses                                              (190,571)               -                  -
Other
                                                                       --------------- --------------- ------------------
    Total                                                                   (570,130)     (2,398,737)          1,112,056
                                                                       =============== =============== ==================



10.      Property, Plant and Equipment, net:

Property, plant and equipment are composed principally of land, buildings, construction in process and machinery and equipment located in plants in Chile, Bolivia and Peru.

Machinery and equipment are comprised principally of production lines, water treatment equipment, sugar blenders, plastic bottle blowers and transportation vehicles.

Other property, plant and equipment include furniture and fixtures, tools and advertising equipment. Containers include glass and returnable plastic bottles and plastic cases.

Property, plant and equipment as of each period-end are as follows:

                                                        As of December 31, 2001              As of December 31, 2002
                                                    --------------------------------    -----------------------------------
                                                      Carrying        Accumulated       Carrying Value      Accumulated
                                                       Value          Depreciation                         Depreciation
                                                    ---------------  ---------------    ---------------  ------------------
                                                           ThCh$         ThCh$              ThCh$              ThCh$
Land                                                    13,354,822                -         13,988,189                   -
                                                    ---------------  ---------------    ---------------   -----------------
Buildings and construction:
Buildings                                               46,168,436        9,728,410         48,144,027          11,201,194
Construction in process                                    632,326                -            740,519                   -
                                                    ---------------  ---------------    ---------------   -----------------
    Total buildings and construction in process         46,800,762        9,728,410         48,884,546          11,201,194
                                                    ---------------  ---------------    ---------------   -----------------
Machinery and equipment:
Machinery and equipment                                106,874,959       51,160,041        108,559,904          52,716,002
Transportation vehicles                                 13,769,684       12,405,588         12,686,496          11,305,645
                                                    ---------------  ---------------    ---------------   -----------------
           Total machinery and equipment               120,644,643       63,565,629        121,246,400          64,021,647
                                                    ---------------  ---------------    ---------------   -----------------
Other property, plant and equipment:
Furniture and fixtures                                  23,826,566       18,840,784         23,113,666          19,186,379
Advertising equipment                                   46,949,891       22,577,839         52,703,462          30,665,135
Bottles and cases                                       63,517,096       28,352,166         70,611,909          31,835,709
Leasing and Software (1)                                 2,191,620          197,289          2,256,827             366,976
                                                    ---------------  ---------------    ---------------   -----------------
     Total other property, plant and equipment         136,485,173       69,968,078        148,685,864          82,054,199
                                                    ---------------  ---------------    ---------------   -----------------
Technical reappraisal of property, plant and
equipment (2)                                            1,865,481          372,360          1,860,649             390,583
                                                    ---------------  ---------------    ---------------   -----------------
      Total property, plant and equipment              319,150,881      143,634,477        334,665,648         157,667,623
                                                    ===============  ===============    ===============   =================

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


(1) Leased assets are not legally owned by the Company until the purchase option established in the respective contract is exercised and therefore cannot freely dispose of them.

(2) A technical reappraisal of property, plant and equipment at Coca-Cola Embonor S.A., Embotelladora Iquique S.A. and Embonor S.A was made in December 1979 and 1994 by independent specialists. The reappraisal was made to adjust property, plant and equipment to their estimated fair market value as of that date, in accordance with Circular N(degree)s 550 and 1529 of the SVS. The remaining technical reappraisal of property, plant and equipment, net of accumulated amortization, is as follows:

                                             As of December 31,
                                      ----------------------------------
                                           2001               2002
                                      ----------------    --------------
                                           ThCh$              ThCh$
Land                                        1,072,957         1,072,203
Buildings and construction                    419,208           397,417
Machinery                                         956               446
                                      ----------------    --------------
                                            1,493,121         1,470,066
                                      ================    ==============


Depreciation expense during the years ended December 31 2000, 2001 and 2002 was ThCh$21,708,675 ThCh$20,333,115 and ThCh$21,457,515 respectively.

As of December 31, 2002, management has carried out an assessment of the recoverability of its fixed assets by comparing the carrying value with the amount of cash flows that such assets could produce in the future. According to such estimates, it is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed asset impairment has been made at the balance sheet date.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


11.      Investments in Related Companies:

Equity investments in related companies as of December 31 are summarized as follows:

              Shares of Investee      Ownership     Shareholders' Equity        Net Income (Loss)
                  Outstanding         Percentage         of Investee
              -------------------- -----------------------------------------------------------------------
                2001       2002      2001     2002     2001       2002        2000      2001      2002
                                       %       %       ThCh$      ThCh$      ThCh$      ThCh$     ThCh$
Envases
Central S.A.
(1)           3,123,745  3,123,745        33     33   3,073,773 2,694,294   (375,822) (839,445) (379,480)

Comptec S.A.
(1)             130,000   130,000         20     20   3,210,304 2,222,660   (374,644) (283,260) (947,130)

     Total


              Investment book value     Participation in net income

              ----------------------- --------------------------------
                 2001       2002       2000        2001      2002
                ThCh$       ThCh$      ThCh$      ThCh$      ThCh$

Envases
Central S.A.
(1)            1,014,344     889,117 (124,022)   (277,017)  (125,228)

Comptec S.A.
(1)              642,061     444,532  (74,928)    (56,652)  (189,426)
              ----------- ---------- ---------- ----------- ---------
     Total     1,656,405   1,333,649 (198,950)   (333,669)  (314,654)



(1) These investments are accounted for using the equity method, as the Company exerts significant influence over their operating and financial activities.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


12.      Goodwill:

Goodwill is valued according to the accounting criteria described in Note 2(m) and is summarized as follows:

                               Goodwill, net                   Amortization for the year
                        -----------------------------    ---------------------------------------
                           2001             2002           2000          2001           2002
                           ThCh$           ThCh$           ThCh$         ThCh$         ThCh$
                        ------------    -------------    ----------    ----------    -----------
Bolivia
Inversora los Andes
S.A.                     15,500,579       15,390,386       954,104     1,056,311      1,125,501
Peru
Sociedad Cartera del
Pacifico S.L.R.          54,046,725       54,299,336     2,662,577     3,085,423      3,287,521
Embotelladora
Latinoamericana S.A.:
- Industrial Iquitos
S.A                       1,780,782        1,786,484        71,573        99,155        110,943
- Industrial Tisco y
Cia. De Transporte
Cural S.A.                1,962,703        1,957,213       113,632       125,809        134,050
- Acquisition of
North and South Peru      8,002,923        7,983,737       460,641       509,984        543,390
Chile
Embonor S.A.            223,782,147      210,933,410     12,855,060    12,848,736    12,848,736
                        ------------    -------------    ----------    ----------    -----------
Total                   305,075,859      292,350,566     17,117,587    17,725,418    18,050,141
                        ============    =============    ==========    ==========    ===========


Goodwill is comprised mainly as follows:

Bolivia

a) On July 3, 1995, the subsidiary, Inversora los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of ThCh$ 7,912,880. The amortization period remaining as of December 31, 2002 is 12.5 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. acquired the assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of ThCh$ 6,872,530 before amortization. The amortization period remaining as of December 31, 2002 is 13 years.

c) On March 24 and 30, 1997, Inversora Los Andes S.A. acquired 18.3% of the shares in Embotelladoras Bolivianas Unidas and took over control of 99.99% of the shares in the company. The valuation of the additional investment resulted in goodwill of ThCh$ 9,660,410. The amortization period as of December 31, 2002 is 15 years.

Goodwill also includes trademark royalties as at the time that the Company carried out the purchases referred to above, there was no requirement under Chilean GAAP to separately identify such intangibles. The trademarks that are included in such goodwill are as follows:

- The right to use the name of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija, and their products for a period of 50 years; and

-    The rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

Goodwill is amortized over a period of 20 years in accordance with Circular N(degree) 1358 of the Superintendency of Securities and Insurance.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


Amortization for the year ended December 31, 2000, 2001 and 2002 amounted to ThCh$ 954,104, ThCh$ 1,056,310 and ThCh$ 1,125,501, respectively.

Peru

a) Embotelladora Latinoamericana S.A. ("ELSA")

The goodwill as of December 31, 2002, amounting to ThCh$15,456,280 (ThCh$ 14,506,109 in 2001), corresponds to:

     - The unamortized balance generated by the takeover in January 1997 of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. amounting to ThCh$ 1,957,213 (ThCh$ 1,962,703 in 2001);

     - The merger of ELSA's operations on January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos and Margenes S.A. amounting to ThCh$ 7,983,737 (ThCh$ 8,002,924 in 2001); and

     - On April 11, 2001, Industrial Iquitos S.A. was transferred to ELSA from Coca-Cola Embonor S.A. In the books of ELSA S.A., goodwill was created, which is consolidated into the Company's books. Net goodwill relating to Industrial Iquitos S.A. amounts to ThCh$1,786,484 (ThCh$ 1,780,782 in 2001).

Amortization for the year ended December 31, 2000, 2001 and 2002 amounted to ThCh$ 645,846, ThCh$ 713,885 and ThCh$ 788,383, respectively.

b) Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of December 31, 2002, amounting to ThCh$64,015,267 (ThCh$ 60,079,952 in 2001), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

Amortization for the year ended December 31, 2000, 2001 and 2002 amounted to ThCh$ 2,662,577, ThCh$ 3,085,423 and ThCh$ 3,287,521, respectively.


Chile

a) Embonor S.A.

The goodwill as of December 31, 2002 amounting to ThCh$ 255,097,224 (ThCh$ 256,036,677 in 2001), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape PLC S.A. which occurred in May 1999.

Amortization for the year ended December 31, 2000, 2001 and 2002 amounted to ThCh$ 12,855,060, ThCh$ 12,848,736 and ThCh$ 12,848,736, respectively.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


13.      Negative Goodwill:

Negative goodwill as of December 31, 2002, amounted to ThCh$861,266, is valued according to the accounting principles described in Note 2(m), and was generated in the acquisition of shares in Embotelladora Latinoamericana S.A. in May, 2002. Negative goodwill is amortized over a period of 20 years.

Amortization for the year ended 2002 amounted to ThCh$25,875. There was no negative goodwill balance as of December 31, 2000 and 2001 and therefore no amortization of negative goodwill for the years ended December 31, 2000 and 2001.


                                   Negative Goodwill, net                Amortization for the year
                                ----------------------------     ---------------------------------------
                                    2001           2002            2000          2001          2002
                                   ThCh$          ThCh$            ThCh$         ThCh$         ThCh$
                                ------------   -------------     ----------    ----------    -----------
        Embotelladora
        Latinoamericana S.A.              -         861,266              -             -         25,875
                                ------------   -------------     ----------    ----------    -----------
        Total                             -         861,266              -             -         25,875
                                ============   =============     ==========    ==========    ===========



14.      Intangibles:

Intangibles held by the Company as of December 31, 2001 and 2002 are as follows:

                           2001                                           2002
                ---------------------------------------------  ---------------------------------------------
                  Gross Value     Accumulated      Net value    Gross Value      Accumulated      Net value
                     ThCh$        amortization       ThCh$         ThCh$        amortization        ThCh$
 Trademarks                         ThCh$                                          ThCh$
---------------  --------------  ---------------  ------------  -------------  ----------------  ------------

San Luis            15,596,310      (3,642,916)    11,953,394     16,617,888       (4,718,262)    11,899,626
Kola Inglesa         6,182,821      (1,443,974)     4,738,847      6,587,805       (1,870,217)     4,717,588
Other                   36,874          (9,537)        27,337        972,126          (14,618)       957,508
                --------------  ---------------  ------------  -------------  ----------------  ------------
Total               21,816,005      (5,096,427)    16,719,578     24,177,819       (6,603,097)    17,574,722
                ==============  ===============  ============  =============  ================  ============

The trademarks are amortized over a period of 20 years.

Amortization expense during the years ended December 31 2000, 2001 and 2002 amounted to ThCh$ 1,000,547, ThCh$ 1,108,598 and ThCh$ 1,168,885 respectively.


15.      Other Long-term Assets:

Other long term assets, include the following items:

                                                                           2001                 2002
                                                                           ThCh$                ThCh$
                                                                      ----------------     ----------------

Deferred financing fees from US bond issuance                               2,419,266            1,610,975
Deferred financing fees from Chilean bond issuance                          4,002,824            3,240,095
Deferred financing fees of Syndicated UF credit facility                      645,898              356,118
Income tax recoverable                                                      2,404,813            2,558,595
Other                                                                         358,421              757,401
                                                                      ----------------     ----------------
         Total                                                              9,831,222            8,523,184
                                                                      ================     ================

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


16.      Current portion of long-term Bank Liabilities:

                                       US Dollars                     UF                        Total
                                -------------------------- --------------------------  ------------------------
                                   2001          2002         2001         2002           2001        2002
                                   ThCh$         ThCh$        ThCh$        ThCh$         ThCh$        ThCh$
                                ------------  ------------ --------------------------  ----------- ------------

Syndicated Chilean Banks                  -             -   15,016,122    17,486,588   15,016,122   17,486,588
Wachovia Bank                             -        49,529            -             -            -       49,529
Rabobank                                  -        49,529            -             -            -       49,529
Banco de Credito del Peru            45,328        83,992            -             -       45,328       83,992
Banco Wiese                          13,168        47,283            -             -       13,168       47,283
                               ------------  ------------ --------------------------  ----------- ------------
    Total                            58,496       230,333   15,016,122    17,486,588   15,074,618   17,716,921
                               ============  ============ ==========================  =========== ============
Principal owed                      513,208    36,563,694   57,956,868    43,557,183   58,470,076   80,120,877
Weighted average interest
rate                                 13.00%         7.90%        6.44%         3.93%


                                                                                       2001             2002
                                                                                         %               %
                                                                                    ------------     -----------
                 Liabilities denominated in foreign currency                              99.9%           98.7%
                 Liabilities denominated in local currency                                 0.1%            1.3%

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


17.      Current Liabilities (Excluding Bank Liabilities):



                                    UF                         Dollars                Chilean pesos            Other currencies
                            ------------------------  ------------------------  ------------------------  -----------------------
                                2001       2002          2001         2002         2001         2002         2001         2002
                               ThCh$      ThCh$         ThCh$        ThCh$        ThCh$        ThCh$        ThCh$        ThCh$
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Bonds payable                2,099,410   19,264,962    3,034,202    3,990,827            -            -            -            -
Trade accounts payable               -            -    5,719,725    6,506,118    6,834,802    8,570,996    2,912,472    2,567,055
Notes payable                        -            -    1,685,052    1,652,764            -            -      154,195      181,557
Miscellaneous payables               -            -            -            -      973,325    1,199,012      886,689      716,515
Amounts payable to                   -            -    2,861,936    4,724,650    4,971,233    3,597,386      679,438            -
related companies
Provisions                           -            -    2,258,875            -      313,524    2,790,559    3,912,537    4,309,062
Withholdings                         -            -            -            -    2,929,201    2,119,262    3,282,916    2,545,643
Other current liabilities            -            -            -        1,437      118,066      695,689            -      286,831
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Total                   2,099,410   19,264,962   15,559,790   16,875,796   16,140,151   18,972,904   11,828,247   10,606,663
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                     Total
                            -----------------------
                              2001         2002
                             ThCh$        ThCh$
                            ----------   ----------
Bonds payable                5,133,612   23,255,789
Trade accounts payable      15,466,999   17,644,169
Notes payable                1,839,247    1,834,321
Miscellaneous payables       1,860,014    1,915,527
Amounts payable to           8,512,607    8,322,036
related companies            6,484,936    7,099,621
Provisions                   6,212,117    4,664,905
Withholdings                   118,066      983,957
Other current liabilities   ----------   ----------
                            45,627,598   65,720,325
     Total                  ==========   ==========


                                                          2001          2002
                                                            %             %
                                                       ----------    ----------
 Liabilities denominated in foreign currencies           60.03%         41.82%
 Liabilities denominated in local currency               39.97%         58.18%

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


18.      Long-term Bank Liabilities:

Long-term bank liabilities as of each year-end are as follows:


                                                  2001                                                  2002
                                           -------------------- -------------------------------------------------------------------
Financial institution  Currency  Interest     Principal Due        Due in            Due in            Due in        More than
                                  rate            ThCh$           1-2 years        2-3 years          3-5 years       5 years
                                    %                               ThCh$            ThCh$             ThCh$           ThCh$
                                           -------------------- --------------  -----------------  ---------------  ------------
Wachovia Bank            US$      4.00%                       -              -                  -       17,965,250             -
RaboBank                 US$      4.00%                       -              -                  -       17,965,250             -
Banco Santander del Peru US$      9.00%                       -        104,953             26,077                -             -
Banco de Credito de Peru US$     13.00%                 454,712        269,478            134,737                -             -
Syndicated Chilean banks          3.93%              43,467,651     17,380,397          8,690,198                -             -
                         UF                -------------------- --------------  -----------------  ---------------  ------------
     Total                                           43,922,363     17,754,828          8,851,012       35,930,500             -
                                           ==================== ==============  =================  ===============  ============


                                                   2002
                                           -----------------------
Financial institution  Currency  Interest
                                  rate          Principal Due
                                    %               ThCh$
                                           ----------------------
Wachovia Bank            US$      4.00%                17,965,250
RaboBank                 US$      4.00%                17,965,250
Banco Santander del Peru US$      9.00%                   131,030
Banco de Credito de Peru US$     13.00%                   404,215
Syndicated Chilean banks          3.93%                26,070,595
                         UF                   -------------------
     Total                                             62,536,340
                                              ===================




                                                                       2001                2002
                                                                      ThCh$               ThCh$
                                                                  ---------------    -----------------
     Total liabilities denominated in foreign currency                1.04%             58.31%
     Total liabilities denominated in local currency                 98.96%             41.69%

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)

19.      Bonds:

Long-term bond debt recorded as of December 31, 2002 amounted to ThCh$150,834,215 (ThCh$ 174,777,685 in 2001), plus accrued interest of ThCh$ 4,392,933 (ThCh$5,133,612 in 2001). Further information is set out in the table below:




 Listing N(degree)  Amount placed   Currency     Stated       Maturity        Interest     2001           2002       Place of
                                                Interest       date           Payment     ThCh$          ThCh$       issuance
                                                Rate (*)
--------------- -------------------- --------- ----------- --------------- ------------- -----------   ------------  -----------
Long-term bonds short-term portion
    New York      158,000,000         US$        9.875%    March 15, 2006   Semi-Annual   3,034,202     3,990,827      Abroad
      224             134,000         UF         7.000%    August 1, 2003   Semi-Annual     320,333     2,310,442       Chile
      224             940,000         UF         7.000%    August 1, 2003   Semi-Annual   1,092,608    16,207,579       Chile
      224             155,000         UF         6.750%    February 1, 2020 Semi-Annual      68,426        74,454       Chile
      224           1,400,000         UF         6.750%    February 1, 2020 Semi-Annual     618,043       672,487       Chile
                                                                                         ------------ -----------
Total short-term portion                                                                  5,133,612    23,255,789
                                                                                         ============ ==========

Long-term bonds
    New York      158,000,000         US$        9.875%    March 15, 2006   Semi-Annual  101,075,310  105,934,252      Abroad
      224             134,000         UF         7.000%    August 1, 2003   Semi-Annual  10,804,098             -       Chile
      224             940,000         UF         7.000%    August 1, 2003   Semi-Annual  36,851,188             -       Chile
      224             155,000         UF         6.750%    February 1, 2020 Semi-Annual   2,596,333     2,595,339       Chile
      224           1,400,000         UF         6.750%    February 1, 2020 Semi-Annual  23,450,756    23,441,768       Chile
                                                                                         ------------ -----------
Total long-term portion                                                                  174,777,685  131,971,359
                                                                                         =========== ============

(*) Real interest rate

During 2002, the Company made carried out a repurchase of part of its series A1 and A2 bonds, as also described in Note 36. Additionally, during December, the Company repurchased US bonds for ThCh$1,437,220.


As of and for the year-ended December 31, bond issuance expense is summarized as follows:


                                                2000
      -----------------------------------------------------------------------------------------
                               Deferred
                               Expenses        Additions      Amortization            Balance
                                 ThCh$           ThCh$            ThCh$                ThCh$
                              -------------    ------------    ---------------    -------------
      Bonds issued in the US    3,830,540         739,257          (689,388)      3,880,409
      Bonds issued in Chile             -       5,221,426           (393,977)     4,827,449
                              -----------      ----------      --------------     ---------
          Total                 3,830,540       5,960,683        (1,083,365)      8,707,858
                              ===========      ==========      =============      =========

Of the above deferred expenses ThCh$ 7,428,512 are classified as long-term in "other long term assets" and ThCh$1,279,346 are classified as short term in "prepaid expenses."

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                               2001
      ---------------------------------------------------------------------------------------
                               Deferred
                               Expenses        Additions      Amortization          Balance
                                 ThCh$            ThCh$           ThCh$               ThCh$
                              -------------    ------------    ---------------    -----------
      Bonds issued in the US      3,880,409               -          (655,017)      3,225,392
      Bonds issued in Chile       4,827,449         560,271          (669,869)      4,717,851
                              -------------    ------------    ---------------    -----------
          Total                   8,707,858         560,271        (1,324,886)      7,943,243
                              =============    ============    ===============    ===========

Of the above deferred expenses ThCh$6,422,090 are classified as long-term in "other long term assets" and ThCh$1,521,153 are classified as short term in "prepaid expenses."


                                               2002
      ---------------------------------------------------------------------------------------
                               Deferred
                               Expenses        Additions       Amortization        Balance
                                 ThCh$           ThCh$             ThCh$            ThCh$
                              -------------    ------------    ---------------    -----------
      Bonds issued in the US      3,225,392               -          (838,762)      2,386,630
      Bonds issued in Chile       4,717,851         107,052        (1,096,761)      3,728,142
                              -------------    ------------    ---------------    -----------
          Total                   7,943,243         107,052        (1,935,523)      6,114,772
                              =============    ============    ===============    ===========


Of the above deferred expenses ThCh$4,851,070 are classified as long-term in "other long term assets" and ThCh$1,263,702 are classified as short term in "prepaid expenses."


20.      Provisions:

Current accruals as at December 31, 2001 and 2002 are as follows:

                                                                                      2001           2002
                                                                                      ThCh$          ThCh$
                                                                                ------------     ------------
Accrued liabilities                                                                1,832,904        2,438,902
Miscellaneous expenses                                                               957,148        1,153,538
Bonuses                                                                              805,467          734,734
Accrued vacation expense                                                           2,412,047        2,227,802
Staff severance indemnities                                                          462,577          531,328
Other Provisions                                                                      14,793           13,317
                                                                                ------------     ------------
    Total                                                                          6,484,936        7,099,621
                                                                                ============     ============


Long-term provisions as of December 31, 2001 and 2002 are as follows:

                                                                                      2001           2002

                                                                                      ThCh$          ThCh$
                                                                                  ------------   ------------
Severance indemnities                                                                1,770,855      2,035,198
                                                                                  ------------   ------------
    Total                                                                            1,770,855      2,035,198
                                                                                  ============   ============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


21.      Other Long-term Liabilities:

Other long-term liabilities as of each year-end, are as follows:

                                                                                      2001           2002
                                                                                      ThCh$          ThCh$
                                                                                ------------   ------------
Deposits for bottles and cases                                                     5,660,790      5,774,154
Leasing obligations, net                                                           1,590,440      1,227,067
Other                                                                                511,886        231,413
                                                                                ------------   ------------
      Total                                                                        7,763,116      7,232,634
                                                                                ============   ============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


22.      Minority Interest:

The amounts recorded for minority interests in the income statement and in the balance sheet are as follows:


Company                    Minority    Company       Profit (loss) for the year             Minority interest
                           interest     Equity
                              %         ThCh$    -------------------------------------  ---------------------------
                                                      2000        2001         2002          2001         2002
                                                      ThCh$      ThCh$         ThCh$        ThCh$        ThCh$

Embotelladora Iquique S.A. 0.10000   11,734,673       996,020     457,762      446,160        11,289      11,734
Arica Overseas S.A.        0.00001   65,146,594   (9,210,161)     691,318    (728,252)            12           -
Embonor S.A.               0.06675  203,097,972    10,228,011  10,167,595    4,773,994       314,191     135,559
Embonor Holdings S.A.      0.00001  153,362,530             -           -  (1,124,773)             -           1
Elsa S.A.                 26.39689  109,515,626       340,542   2,568,111    2,590,927    28,078,361  28,908,716
Socap SRL                 20.65810  115,854,379     4,412,339 (2,720,479)  (2,022,323)    22,746,394  23,933,298
Industrial Iquitos S.A.   23,88900  (1,196,765)     (537,726)   (463,570)     (96,539)     (246,691)   (285,895)
Inansa S.A.                0.00013   56,606,610       871,812   1,545,822      331,730            68          72
Embol S.A.                 0.00009   48,736,591     1,285,512   2,003,626      822,263            43          46
                                                                                       ------------- -----------
         Total                                                                            50,903,667  52,703,531
                                                                                       ============= ===========


                                          Minority interest participation in
                                                  (income) loss
                                       ----------------------------------------
                                            2000          2001           2002
                                           ThCh$         ThCh$           ThCh$
                                          -------       -------           -------
Embotelladora Iquique S.A.                  (998)         (458)             (446)
Arica Overseas S.A.                             1             -                 -
Embonor S.A.                             (44,259)      (16,076)           (3,187)
Embonor Holdings S.A.                           -             -                 -
Elsa S.A.                                (95,288)     (718,555)         (683,924)
Socap SRL                               (911,589)       561,999           417,774
Industrial Iquitos S.A.                   128,457       110,741            23,062
Inansa S.A.                                     -           (3)                 -
Embol S.A.                                      3           (2)               (1)
                                        ---------     ---------      ------------
         Total                          (923,673)      (62,354)         (246,722)
                                       ==========     =========     =============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


23.      Changes in Shareholders' Equity:

In accordance with Chilean GAAP at the year-end any revaluation of paid-in capital must be added to the capital account. At December 31, 2002 there were 244,420,704 series A shares and 266,432,526 series B shares in issuance at paid up value of $ 437.63 per share. The Company's shares do not have a par value.

The rights and attributes of each of the classes of shares are as follows:

|X| Series A shareholders' have the right to vote for and elect six of seven directors; and
|X| Series B shareholders', with a minimum of 5% vote of the series B shareholders, have the right to demand that the Board of Directors hold an extraordinary shareholders meeting. Furthermore, the one director elected by the Series B shareholders has the right to call a Board meeting at any time. They also have the right to 5% greater dividends than Series A shares.

a)       Number of shares

The number of shares as detailed in the consolidated statement of Changes in Shareholders' Equity is split as at December 31, 2002 as follows:

            Series           N(degree)of subscribed   N(degree)of paid-in      N(degree)of voting
                                   shares                  shares                   shares
     ----------------------  --------------------    ------------------       ------------------
               A                     244,420,704        244,420,704               244,420,704
               B                     266,432,526        266,432,526               266,432,526
                             --------------------    ------------------       ------------------
             Total                   510,853,230        510,853,230               510,853,230
                             ====================    ==================     ==================



b)       Capital

       Series          Subscribed capital         Paid-in capital
                              ThCh$                    ThCh$
    --------------    ----------------------    --------------------
          A                     106,966,747             106,966,747
          B                     116,599,864             116,599,864
                      ----------------------    --------------------
        Total                   223,566,611             223,566,611
                      ======================    ====================



c)       Other reserves

In accordance with Official Circular No. 5,294 of October 20, 1998 and Technical Bulletin No. 64, permanent investments abroad are recorded as follows:

1) US dollar denominated liabilities assumed by Coca-Cola Embonor S.A. have been designated as an economic hedge of its investments abroad amounting to ThCh$113,540,380 as of December 31, 2002 (US$158,000,000).

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


2) The "Cumulative adjustment for exchange differential" account is comprised as follows:





                                                        Bolivia,          Peru, Sociedad       Peru,
                                        Embonor        Inversora Los      de Cartera del     Industrial
                                      Holdings S.A.    Andes S.A.         Pacifico S.R.L.    Iquitos S.A.     Total
                                         ThCh$            ThCh$              ThCh$             ThCh$         ThCh$
                                     --------------    -------------     --------------     -----------    ------------
    As of January 1, 2000                        -        3,438,156        (3,857,649)               -       (419,493)

    Economic hedge (1)                                       18,893        (3,004,873)               -     (2,985,980)

    Translation adjustment from
    January 1, to December 31, 2000              -        1,392,303          2,619,658         363,551       4,375,512
                                     --------------    -------------     --------------     -----------    ------------
    As of  December 31 2000                      -        4,849,352        (4,242,864)         363,551         970,039
                                     --------------    -------------     --------------     -----------    ------------
    Restated to constant Chilean                 -        4,999,683        (4,374,394)         374,821       1,000,110
    pesos as of December 31, 2001


    As of January 1, 2001
                                                 -        4,849,352        (4,242,864)         363,551         970,039
    Transfer of investment, April                -                -            363,551       (363,551)               -
    11, 2001
    Economic hedge (1)                           -        (654,083)        (9,731,804)               -     (10,385,887)
    Translation adjustment from
    January 1, to  December 31,                  -        4,816,252          8,908,075               -      13,724,327
    2001
    Transfer of investment, Dec.        14,087,878      (4,816,252)        (9,271,626)               -               -
    28, 2001
                                     --------------    -------------     --------------     -----------    ------------
    As of  December 31, 2001            14,087,878        4,195,269       (13,974,668)               -       4,308,479
                                     --------------    -------------     --------------     -----------    ------------
    Restated to constant Chilean        14,510,514        4,321,127       (14,393,908)               -       4,437,733
    pesos as of December 31, 2001

    As of January 1, 2002
    Transfer of investment, April       14,087,878        4,195,269       (13,974,668)               -       4,308,479
    11, 2001
    Economic hedge (1)                           -        (481,238)        (7,139,311)               -     (7,620,549)
    Translation adjustment from
    January 1, to  December 31,          9,663,484                -                  -               -       9,663,484
    2002
                                     --------------    -------------     --------------     -----------    ------------
    As of  December 31, 2002            23,751,362        3,714,031         21,113,979               -       6,351,414
                                     ==============    =============     ==============     ===========    ============

     (1) Foreign exchange loss on US$ denominated liabilities designated as an economic hedge of foreign investments.

d)       Shareholders' Distribution

Pursuant to Circular 792 of the SVS, the shareholders of the Parent Company were comprised as follows at the close of the financial statements:

                                                          Ownership         Number of Shareholders
                                                         percentage
                                                    ----------------------  ------------------------
Type of Shareholder                                   2001        2002         2001         2002
                                                      ThCh$       ThCh$        ThCh$        ThCh$
                                                    ----------  ----------  ------------  ----------
Holding of 10% or more                                  70.81       70.82          2           2
Less than 10% holding and  investment  of 200 UF or     28.99       28.83        166          99
more
Less than 10% holding and investment  less than 200      0.20        0.35        271         322
UF
                                                    ----------  ----------  ------------  ----------
     Total                                             100.00      100.00        439         423
                                                    ----------  ----------  ------------  ----------

Control of the Company                                  25.32       25.32          1           1


The Company has not distributed dividends to its shareholders during 2000, 2001 and 2002.


24.      Other Non-Operating Income and Expenses:

a) Other non-operating income for the years ended December 31, are as follows:

                                                                  As of December 31,
                                                     ---------------------------------------------
                                                         2000            2001           2002
                                                         ThCh$           ThCh$          ThCh$
                                                     --------------  -------------- --------------
Gain from sale of assets                                  116,807         131,866        216,405
Profit on sale of other products                        1,011,392         410,867        674,611
Reversal of provision for bottle and case deposits      4,604,107               -
(1)
Reversal of provisions                                                                    19,156
Foreign exchange income (2)                             3,778,702       2,009,385              -
Reversal of provisions                                          -       2,414,829        138,273
Gain on sale of broken glass                              147,960          34,452         63,779
Other miscellaneous income                                602,981       1,124,798        873,169
                                                     --------------  -------------- --------------
     Totals                                            10,261,949       6,126,197      1,985,393
                                                     ==============  ============== ==============


(1) Beginning January 1, 2000 the estimated liability relating to deposits for bottles and cases is adjusted based on the results of periodic inventories and statistical analyses, considering the average amount of deposits claimed by customers during the previous five years. As a result, a decrease in the estimated deposit liability of ThCh$ 9,096,614 was recorded in 2000 with an offsetting increase to non-operating income. There was also a charge to income, amounting to ThCh$4,492,508 in 2000 to write off the bottles and cases with which the deposits were associated. Prior to 2000, the liability was estimated to be the accumulated historical value of the deposits.

(2) Foreign exchange gains resulting from conversion of foreign subsidiaries to Chilean pesos in accordance with Technical Bulletin 64.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


b)  Other non-operating expenses for the years ended December 31 are as follows:

                                                                      As of December 31,
                                                         ---------------------------------------------
                                                             2000           2001            2002
                                                             ThCh$          ThCh$           ThCh$
                                                         -------------- --------------  --------------
Loss on sale of fixed assets                                  111,795        149,670         143,615
Amortization of deferred bond issuance costs                3,936,761      1,755,684       2,254,435
Bottle and case write-off                                     346,342        382,278         324,739
Directors' Fees                                               299,690        263,587         264,852
Reorganizational costs                                         43,254        868,130               -
Restructuring provision                                     2,414,829              -               -
Fines from previous year (processing fees and others)       1,127,117              -               -
Amortization of intangibles                                 1,000,547      1,108,598       1,168,885
Repurchase bonds expenses                                           -              -         959,932
Recognition of fair value of bonds                                  -              -       1,102,833
Foreign exchange expenses (1)                                       -              -       1,673,730
Travel expenses and fees                                            -        460,264       1,649,908
Bond risk classifier costs                                          -        303,612               -
Other miscellaneous expenses                                  583,662        382,041         650,029
                                                         -------------- --------------  --------------
     Totals                                                 9,863,997      5,673,864      10,192,958
                                                         ============== ==============  ==============


(1) Foreign exchange losses resulting from conversion of foreign subsidiaries to Chilean pesos in accordance with Technical Bulletin 64.


25.      Price-level Restatement:

Application of price-level restatement as described in 2(c) is as follows:

                                                                               As of December 31,
                                                                  ----------------------------------------------
Assets                                             Adjustment        2000              2001            2002
                                                      Index          ThCh$            ThCh$           ThCh$
                                                                  ------------      -----------    -------------
Inventories, net                                       CPI             47,655           21,241            9,477
Property, plant and equipment, net                     CPI          5,623,253          724,805        2,984,015
Investment in related companies                        CPI             96,295           58,515        3,545,192
Other non-monetary assets                              CPI         16,598,963        7,860,610       10,121,042
Expense accounts                                       CPI                  -        1,726,332        2,554,649
                                                                  ------------      -----------    -------------
   Subtotal                                                        22,366,166       10,391,503       19,214,375
                                                                  ------------      -----------    -------------

                                                                               As of December 31,
                                                                  ----------------------------------------------
Liabilities and Shareholders'                      Adjustment        2000            2001              2002
equity                                                Index          ThCh$          ThCh$             ThCh$
                                                                  ------------   -------------     -------------
Bank debt                                              UF           (541,630)     (1,782,236)       (1,355,399)
Shareholders' Equity                                   CPI        (11,604,633)    (7,308,658)       (6,826,278)
Bonds                                                  UF         (5,985,155)    (2,489,006)       (4,542,912)
Other non-monetary liabilities                       CPI-UF       (8,659,170)       (916,490)       (2,986,195)
Income accounts, net                                   CPI            108,451     (1,990,668)       (2,606,931)
                                                                  ------------   -------------     -------------
   Subtotal                                                       (26,682,137)   (14,487,058)      (18,317,715)
                                                                  ------------   -------------     -------------
   Net (loss) gain due to price-level
   restatement                                                    (4,315,971)     (4,095,555)           896,660
                                                                  ============   =============     =============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


26.      Foreign Exchange:

The foreign exchange gain (loss), net of the application of price-level restatement and the effects of any economic hedging, as described in notes 2(c) and 2(w) is summarized as follows:



                                                              As of December 31,
                                                   ------------------------------------------------
                                       Currency       2000              2001             2002
                                                      ThCh$            ThCh$            ThCh$
                                                   -------------    --------------   --------------
Accounts and documents receivable      US Dollar   (3,250,666)         1,039,756        1,080,135
Inventory                              US Dollar     4,742,160           536,502           78,547
Other non-monetary assets              US Dollar     1,225,347         5,063,417        1,674,800
                                                   -------------    --------------   --------------
   Total Credits                                     2,716,841         6,639,675        2,833,482
                                                   -------------    --------------   --------------

Bank debt                              US Dollar   (1,287,708)                 -                -
Bonds                                  US Dollar     (109,548)         (188,360)        (215,092)
Documents and accounts payable         US Dollar   (2,046,493)         (708,736)         (44,114)
Other non-monetary liabilities         US Dollar       418,006       (2,092,660)      (1,900,308)
                                                   -------------    --------------   --------------
   Total Charges                                   (3,025,743)       (2,989,756)      (2,159,514)
                                                   -------------    --------------   --------------
   Foreign  exchange (loss) gain, net                (308,902)         3,649,919          673,968
                                                   =============    ==============   ==============



27.      Extraordinary items:

On October 14, 2002, the subsidiary Embonor S.A. recognized the benefit of tax losses amounting to ThCh$ 918,353. As of December 31, 2001 and 2000, amounts of ThCh$ 3,599,088 and ThCh$ 6,372,786 were recognized, respectively.. The amounts were approved by the Chilean Internal Revenue Service.


28.      Supplementary cash flow information:

a) Cash and cash equivalents, included in the financial statements as of December 31, 2000,2001 and 2002, are summarized as follows:




                                                     As of December 31,
                                      -------------------------------------------------
                                          2000             2001              2002
                                         ThCh$            ThCh$              ThCh$
                                      -------------    -------------     --------------
    Cash                                 3,685,713        6,851,757          9,822,744
    Time deposits                          586,591       17,398,855          6,461,597
    Marketable securities                  297,451        4,185,849          9,836,995
                                      -------------    -------------     --------------
        Total                            4,569,755       28,436,461         26,121,336
                                      =============    =============     ==============


b)       Investment activities that create cash flows obligations:

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


                                                      As of December 31,
                                  ------------------------------------------------------------
                                             2001                            2002
                                  ----------------------------    ----------------------------
                                  ThCh$            Months         ThCh$             Months
        Assets purchased under    2,386,617           116         1,480,446            104
        capital leases
                                  ------------     -----------    -------------     ----------
            Total                 2,386,617           116         1,480,446            104
                                  ============     ===========    =============     ==========


During the year 2000 there were no additions of leased assets.


29.      Derivative agreements:

During the fiscal year ending December 31, 2000, the Company recognized gains of ThCh$860,266 (historical cost) and ThCh$591,371 (historical cost) on forward agreements contracted to hedge cash flow risk involved in the payment of foreign currency debt. These transactions were settled on May 31 and November 21, 2000, respectively.

As of December 10, 2001, the Company recognized a loss of ThCh$ 109,010 (historical cost) on a forward contract acquired to hedge against foreign currency debt. The gains and losses on such instruments are naturally off-set against each other in the Company's income statement.

As of December 31, 2001 the Company did not have any outstanding derivative agreements.

As of December 31, 2002 the Company held the following derivative contracts:

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


-------------- --------------------------------------------- ------------- ----------------------------------------------
    Type of            Description of the contract              Closing             Derivative instruments effect

   derivative
-------------- --------------------------------------------- ------------- ----------------------------------------------
                Nominal     Date of  Specific   Hedged item     Hedged     Asset/Liability created     Effect on income
                 amount                item
                           maturity
-------------- ----------  --------- --------- ------------- ------------- --------------------------  ------------------
                                                 Original       Amount          Name         Amount    Realized  Deferred
                                                  Hedged

                                                  Amount
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ----------
                  US$                             ThCh$         ThCh$                        ThCh$       ThCh$      ThCh$
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ----------
    US Bond    160,000,00  March        US     109,604,800   116,651,536    Bonds payable   1,102,833 1,102,833        -
 interest rate             2006       Dollar-
      Swap                           LIBOR-BBA
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,500,000 1st.quart  US Dollar   1,796,525     1,796,525   Inventories/Trade (31,535)            (31,535)
                           2003                                            accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,700,000 1st.quart  US Dollar   1,940,247     1,940,247   Inventories/Trade (46,864)            (46,864)
                           2003                                            accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,300,000 1st.quart  US Dollar   1,652,803     1,652,803   Inventories/Trade (41,520)            (41,520)
                           2003                                            accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,600,000 2nd.quart  US Dollar   1,868,386     1,868,386   Inventories/Trade (48,477)            (48,477)
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,200,000 2nd.quart  US Dollar   1,580,942     1,580,942   Inventories/Trade (43,133)            (43,133)
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,200,000 2nd.quart  US Dollar   1,580,942     1,580,942   Inventories/Trade (46,568)            (46,568)
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 3rd.quart  US Dollar   1,437,220     1,437,220   Inventories/Trade (44,568)            (44,568)
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 3rd.quart  US Dollar   1,437,220     1,437,220   Inventories/Trade  3,680               3,680
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 3rd.quart  US Dollar   1,437,220     1,437,220   Inventories/Trade  3,026               3,026
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 4th.quart  US Dollar   1,437,220     1,437,220   Inventories/Trade  2,167               2,167
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 4th.quart  US Dollar   1,437,220     1,437,220   Inventories/Trade  1,758               1,758
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 4th.quart  US Dollar   1,437,220     1,437,220   Inventories/Trade  1,881               1,881
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,000,000 January    US Dollar   1,437,220     1,437,220   Inventories/Trade  2,004               2,004
                            2004                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,034,000 January    US Dollar   1,416,274     1,462,975   Inventories/Trade  46,701              46,701
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     2,131,000 February   US Dollar   1,485,094     1,534,554   Inventories/Trade  49,461              49,461
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,843,000 March      US Dollar   1,286,598     1,328,453   Inventories/Trade  41,855              41,855
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,709,000 April      US Dollar   1,194,591     1,234,086   Inventories/Trade  39,465              39,465
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,602,000 May 2003   US Dollar   1,120,759     1,158,422   Inventories/Trade  37,663              37,663
                                                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,436,000 June 2003  US Dollar   1,006,923     1,039,248   Inventories/Trade  32,324              32,324
                                                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,553,000 July 2003  US Dollar   1,089,740     1,126,406   Inventories/Trade  36,666              36,666
                                                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,787,000 August     US Dollar   1,255,546     1,297,380   Inventories/Trade  41,834              41,834
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,862,000 September  US Dollar   1,310,289     1,353,879   Inventories/Trade  43,590              43,590
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,781,000 October    US Dollar   1,255,605     1,296,319   Inventories/Trade  40,714              40,714
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     1,988,000 November   US Dollar   1,402,733     1,450,465   Inventories/Trade  47,732              47,732
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------
    Forward     3,022,000 December   US Dollar   2,136,252     2,209,414   Inventories/Trade  73,165              73,165
                            2003                                           accounts payable               -
-------------- ---------- ---------- --------- ------------- ------------- ---------------- --------- --------- ---------

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


30.      Contingencies and Commitments:

As of December 31, 2002 and 2001 neither the parent company nor its subsidiaries held any liens, guarantees or mortgages, except for the following assets secured as guarantees, which are detailed below:

(a)      Direct commitments:

On May 20, 1999 a guarantee was issued in favor of Morgan Guaranty Trust Company of New York, et al on the real estate owned by the Vina del Mar Plant. This mortgage was released during January 2001.

As of December 31, 2001 and 2002 the Company has no direct commitments.

(b)      Indirect commitments:

The Affiliate Inversora Los Andes S.A., granted a pledge on all of its shares in favor of Morgan Guarantee Co. of New York for the syndicated loan of US$200 million, granted to the parent company on April 27, 1999. This pledge was released in January 2001.

In order that all the obligations as set out in contracts were met, guarantees were issued by Embotelladoras Williamson Balfour S.A. which secured its credit agreement obligations on its production line machines and at its Vina del Mar and Talca plants. These guarantees were released in January 2001.

As of December 31, 2001 and 2002 the Company has no indirect commitments.

(c)      Litigation and other legal actions against the Company:

As of December 31, 2002, the Company and its subsidiaries are involved in various tax proceedings, both legal and labor-related, relating to its operations. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company's results of operations, financial position or cashflows, although no assurance can be given to such effect. Accordingly, no accruals have been made for any of the amounts detailed below.

The principal proceedings are related to the following issues:

1)       The tax authorities require the Company to pay the General Sales Tax
         (IGV) on the value of the Kola Inglesa and San Luis trademarks that were acquired by Porvent S.A. in March 1997. According to Peruvian tax law, intangible assets are assessed by the IGV only if they are stated as being within tangible assets in the financial statements and, in the case of imports, if the seller is a Peruvian entity.

         The management of Embotelladora Latinoamericana S.A. and its legal counsel consider that the above requirements do not apply to this transaction. The IGV and the fines required by the tax authorities total approximately ThCh$11,591,201 (historical cost). If the Company is required to pay the IGV, it can be used as a credit against future tax payments of this tax.

2)       Embotelladora Latinoamericana S.A. did not pay the Minimum Income Tax
         (IMR) for the year ending December 31, 1996 due to a decree of the Constitutional Court of Peru in October 1996 in favor of two other companies, which provided that the IMR did not apply to those companies because they suffered tax losses in the period.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


         Embotelladora Latinoamericana S.A. has filed legal action to prevent any attempt by the tax authorities to demand the tax. Management and legal counsel believe that they will not have to pay any such tax.

3) The tax authorities in Peru have made observations regarding the fiscal credit used in the period from April 1997 to March 1998. The observations relate to the write-off of returnable glass and plastic bottles that was made, according to an appraisal, less than two years after the purchase date. Pursuant to tax law, the General Sales Tax which was used as a fiscal credit that was assessed on the purchase of these bottles must be returned if they have been sold or written off within two years of the purchase date.

         The amount claimed by the Peruvian tax authorities for the period under audit totals approximately ThCh$2,078,873. However, the authorities have not yet finished their audit, and there may be an additional liability associated with this matter for the years subject to audit (1997 through 2000).

         In relation to the above situations, SOCAP agreed to pay a certain fines. The Court interpreted this as they would pay all of the fines owing. The Court has stipulated that they should have detailed the exact fines that they were going to pay and background as to why others were not applicable. Further details have been provided by SOCAP's lawyers and in the opinion of Company management and its legal council, there is sufficient evidence to support their position and no provision has been created.

(d)      Restrictions:

Bonds placed in the US

The placement of Bonds amounting to US$160,000,000 by Coca-Cola Embonor S.A. on the US market is not subject to financial restrictions.

Bonds placed in Chile

The placement of Bonds for UF 4,400,000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) Total debt included in the individual and consolidated quarterly financial statements must be no more than 1.20 times equity at all times; and

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.1 as of June 30, 2000, 2.2 through March 30, 2001 and 2.5 from June 30, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

As at December 31, 2001 and 2002, the Company is in compliance with its covenants.

Chilean Syndicated loan

The Company has obtained a syndicated loan in the Chilean market for UF 2,595,000 which is subject to the following obligations, restrictions and covenants:

(i) The debt ratio in the consolidated quarterly financial statements must be no more than 1.20 times equity;

(ii) The financial expense ratio in consolidated quarterly financial statements must be no less than 2.5. This ratio must be calculated for the last twelve months as of the date of the corresponding FECU;

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


(iii) The Company must maintain a level of shareholders' equity not less than UF 11,000,000 from December 31, 2000 onward; and

(iv)     The Company must maintain a financial debt to EBITDA ratio of less than
         5.5 times beginning in December 2003 and thereafter.

As at December 31, 2001 and 2002, the Company is in compliance with its covenants.


Loans with Rabobank Curacao N.V. and Wachovia Bank, National Association

Coca-Cola Embonor S.A.'s loans from foreign financial institutions for the amount of US$50,000,000 are subject to the following covenants and restrictions.

i) Maintain in its quarterly consolidated financial statements an indebtedness ratio not greater than 1.20 times the amount of shareholders' equity plus minority interest;
ii) Maintain in its quarterly consolidated financial statements an interest expense coverage ratio not lower than 2.5 times. This ratio must be calculated considering the last twelve-month period ended on the date indicated in the FECU for the respective period; and
iii) Maintain shareholders' equity not lower than U.F.11,000,000 as of December 31 of each year.


As at December 31, 2001 and 2002, the Company is in compliance with its restrictions and covenants.


31.      Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of December 31, 2002 and 2001.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32.      Assets and Liabilities Denominated in domestic and Foreign Currency:

Assets and liabilities denominated or measured in domestic and foreign currency as of each period-end are as follows:

a)       Assets:


                 Description                    Currency            As of December 31,
                                                                 --------------------------
                                                                     2001         2002
                                                                    ThCh$         ThCh$
                                                                 ------------- ------------
       Current assets                                              78,541,169   75,770,886

       Cash                                                         6,851,757    9,822,744
                                        Non-adjustable Chilean      4,233,193    6,941,492
                                        pesos
                                        US Dollars                    582,229    1,301,454
                                        Bolivianos                    608,750      693,885
                                        New Sols                    1,427,585      885,913

       Time deposits                                               17,398,855    6,461,597
                                        US Dollars                 15,778,491    4,478,488
                                        New Sols                    1,620,364    1,983,109

       Marketable securities                                        4,185,849    9,836,995
                                        Non-adjustable Chilean      4,185,849      540,313
                                        pesos
                                        US Dollars                          -    9,296,682

       Accounts receivable                                         15,035,972   13,962,749
                                        Non-adjustable Chilean      8,066,959    7,784,286
                                        pesos
                                        US Dollars                     54,225       64,025
                                        Bolivianos                  2,773,260    1,556,896
                                        New Sols                    4,141,528    4,557,542

       Notes receivable                                             8,101,473    6,810,708
                                        Non-adjustable Chilean      7,474,530    6,233,212
                                        pesos
                                        US Dollars                      2,482       11,028
                                        Bolivianos                    476,734      460,002
                                        New Sols                      147,727      106,466

       Miscellaneous receivables                                    2,495,188    1,876,358
                                        Non-adjustable Chilean        662,466      951,749
                                        pesos
                                        US Dollars                     85,181       99,232
                                        Bolivianos                    389,877      292,413
                                        New Sols                    1,357,664      532,964

       Amount due from related                                        494,089      916,335
       companies
                                        Non-adjustable Chilean        173,944      198,416
                                        pesos
                                        US Dollars                    320,145      717,919
                                        New Sols                            -            -

       Inventories                                                 10,499,713   13,466,525
                                        Non-adjustable Chilean      3,688,728    5,459,637
                                        pesos
                                        US Dollars                  4,308,860    5,229,680
                                        Bolivianos                    780,062    1,029,817
                                        New Sols                    1,722,063    1,747,391

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

a)       Assets, continued:

                   Description                              Currency               As of December 31,
                                                                               ----------------------------
                                                                                   2001          2002
                                                                                  ThCh$          ThCh$
                                                                               ------------- --------------
Recoverable taxes                                                                3,759,845       1,018,943
                                                  Non-adjustable Chilean pesos   3,707,162       1,008,104
                                                  New Sols                          52,683          10,839

Prepaid expenses                                                                 4,876,588       4,898,038
                                                  Non-adjustable Chilean pesos   2,797,513       2,015,469
                                                  US Dollars                     1,679,270       2,559,879
                                                  Bolivianos                       238,309         175,999
                                                  New Sols                         161,496         146,691

Deferred taxes                                                                     491,408         710,117
                                                  Non-adjustable Chilean pesos     491,408         710,117

Spare parts and materials                                                        4,350,432       5,989,777
                                                  Non-adjustable Chilean pesos   3,007,642       4,586,529
                                                  US Dollars                     1,342,790       1,403,248



Property, plant and equipment                                                  175,516,404     176,998,025

Land                                                                            13,354,822      13,988,189
                                                  Non-adjustable Chilean pesos  3,658,292        3,658,293
                                                  US Dollars                    9,696,530       10,329,896


Buildings and construction                                                     46,800,762       48,884,546
                                                  Non-adjustable Chilean pesos 24,522,246       24,753,147
                                                  US Dollars                   22,278,516       24,131,399


Machinery and equipment                                                        120,644,643     121,246,400
                                                  Non-adjustable Chilean pesos 38,597,847       38,665,876
                                                  US Dollars                   82,046,796       82,580,524


Other property, plant and equipment                                            136,485,173     148,685,864
                                                  Non-adjustable Chilean pesos 52,338,697       55,953,005
                                                  US Dollars                   84,146,476       92,732,859


Technical reappraisal of property, plant and                                    1,865,481        1,860,649
equipment
                                                  Non-adjustable Chilean pesos  1,865,481        1,860,649

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

a)       Assets, continued:

              Description                       Currency              As of December 31,
                                                                 ------------------------------
                                                                     2001            2002
                                                                     ThCh$           ThCh$
                                                                 --------------  --------------
Accumulated Depreciation                                         (143,634,477)   (157,667,623)
                                        Non-adjustable Chilean    (53,965,543)    (59,521,930)
                                        pesos
                                        US Dollars               (89,668,934)     (98,145,693)


Other Assets                                                     333,627,662       319,077,637

Investments in related companies                                   1,656,405         1,333,649
                                        Non-adjustable Chilean     1,014,344           889,117
                                        pesos
                                        US Dollars                   642,061           444,532

Investments in other companies                                       114,064           120,677
                                        Non-adjustable Chilean        39,051            41,545
                                        pesos
                                        US Dollars                    75,013            79,132


Goodwill, net                                                    305,075,859       292,350,566
                                        Non-adjustable Chilean   223,782,146       210,933,410
                                        pesos
                                        US Dollars                81,293,713        81,417,156


Negative goodwill                                                          -         (861,266)
                                        US Dollars                         -         (861,266)

Long-term receivables                                                230,534            36,105
                                        US Dollars                   230,534            36,105

Intangibles                                                       21,816,005        24,177,819
                                        Non-adjustable Chilean        19,577            19,504
                                        pesos
                                        US Dollars                21,796,428        24,158,315

Amortization of  intangibles                                     (5,096,427)       (6,603,097)
                                        Non-adjustable Chilean       (2,520)           (2,941)
                                        pesos
                                        US Dollars               (5,093,907)       (6,600,156)

Other                                                              9,831,222         8,523,184
                                        Non-adjustable Chilean     7,426,409         5,781,588
                                        pesos
                                        US Dollars                         -           164,547
                                        New Sols                   2,404,813         2,577,049
Total Assets                                                     587,685,235       571,846,548
                                        Non-adjustable Chilean   337,785,421       319,460,587
                                        pesos
                                        US Dollars               231,596,899       235,628,985
                                        Bolivianos                 5,266,992         4,209,012
                                        New Sols                  13,035,923        12,547,964

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)       Liabilities:


                                                                        Up to 90 days
                                               --------------------------------------------------------------
                                                              2001                           2002
    Description              Currency          ------------------------------- ------------------------------
                                                    Amount          Annual          Amount          Annual
                                                    ThCh$          interest         ThCh$          interest
                                                                     rate                            rate
---------------------------------------------  ---------------  -------------- --------------   -------------
   CURRENT                                        43,769,242
   LIABILITIES                                                                    63,908,319

 Current portion of
 long-term bank
 liabilities                                          45,328                              -
                        Adjustable Chilean                 -                              -
                        pesos
                        US Dollars                    45,328           13.0%              -
                        New Sols                           -                              -
 Current portion of                                5,133,612
 bonds payable                                                                    23,255,789
                        Adjustable Chilean         2,099,410          6.850%                         6.850%
                        pesos                                                     19,264,962
                        US Dollars                 3,034,202          9.875%       3,990,827         9.875%
 Trade accounts payable                           15,466,999
                                                                                  17,644,169
                        Non-adjustable             6,834,802                       8,570,996
                        Chilean pesos
                        US Dollars                 5,719,725                       6,506,118
                        Bolivianos                   288,326                         256,574
                        New Sols                   2,624.146                       2,310,481
 Notes payable                                     1,839,247                       1,834,321
                        US Dollars                 1,685,052                       1,652,764
                        New Sols                     154,195                         181,557




                                                             More than 90 days and up to 1 year
                                               ---------------------------------------------------------------
                                                              2001                             2002
    Description              Currency           -----------------------------    -----------------------------
                                                   Amount         Annual           Amount         Annual
                                                   ThCh$         interest          ThCh$          interest
                                                                   rate                            rate
---------------------------------------------  -------------  --------------  ---------------  ---------------
   CURRENT                                                                       19,528,927
   LIABILITIES                                    16,932,974

 Current portion of
 long-term bank
 liabilities                                      15,029,290                     17,716,921
                        Adjustable Chilean                                       17,486,588         TAB+1.4%
                        pesos                     15,016,122
                        US Dollars                    13,168                        230,333            11.0%
                        New Sols                         -                                -
 Current portion of                                      -                                -
 bonds payable
                        Adjustable Chilean               -                                -
                        pesos
                        US Dollars                       -                                -
 Trade accounts payable                                  -                                -

                        Non-adjustable                   -                                -
                        Chilean pesos
                        US Dollars                       -                                -
                        Bolivianos                       -                                -
                        New Sols                         -                                -
 Notes payable                                           -                                -
                        US Dollars                       -                                -
                        New Sols                         -                                -


                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)       Liabilities, continued:

                                                                        Up to 90 days
                                               --------------------------------------------------------------
                                                              2001                           2002
    Description              Currency          ------------------------------- ------------------------------
                                                    Amount          Annual          Amount          Annual
                                                    ThCh$          interest         ThCh$          interest
                                                                     rate                            rate
---------------------------------------------  ---------------  -------------- --------------   -------------
   Miscellaneous                                     1,860,014                    1,915,061
   payables
                        Non-adjustable                 973,325                    1,198,546
                        Chilean pesos
                        New Sols                       886,689                      716,515
   Amounts payable
   to related
   companies                                         8,198,463                    8,136,733
                        Non-adjustable               4,657,089                    3,412,083
                        Chilean pesos
                        US Dollars                   2,861,936                    4,724,650
                        New Sols                       679,438                            -
   Provisions                                        4,954,429                    5,636,448
                        Non-adjustable                 248,581                    1,327,386
                        Chilean pesos
                        US Dollars                     793,311                            -
                        Bolivianos                   1,142,362                    1,141,901
                        New Sols                     2,770,175                    3,167,161
   Withholdings                                      6,212,117                    4,664,905
                        Non-adjustable               2,929,201                    2,119,262
                        Chilean pesos
                        Bolivianos                   1,393,971                      972,093
                        New Sols                     1,888,945                    1,573,550

                                                            More than 90 days and up to 1 year
                                              ---------------------------------------------------------------
                                                             2001                             2002
    Description              Currency          -----------------------------    -----------------------------
                                                  Amount         Annual           Amount         Annual
                                                  ThCh$         interest          ThCh$          interest
                                                                  rate                            rate
--------------------------------------------- -------------  --------------  ---------------  ---------------
   Miscellaneous                                           -                           466
   payables
                        Non-adjustable                     -                           466
                        Chilean pesos
                        New Sols                           -                             -
   Amounts payable
   to related
   companies                                         314,144                       185,303
                        Non-adjustable               314,144                       185,303
                        Chilean pesos
                        US Dollars                         -                             -
                        New Sols                           -                             -
   Provisions                                      1,530,507                     1,463,173
                        Non-adjustable                64,943                     1,463,173
                        Chilean pesos
                        US Dollars                 1,465,564                             -
                        Bolivianos                         -                             -
                        New Sols                           -                             -
   Withholdings                                            -                             -
                        Non-adjustable                     -                             -
                        Chilean pesos
                        Bolivianos                         -                             -
                        New Sols                           -                             -

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)       Liabilities, continued:


                                                                        Up to 90 days
                                               --------------------------------------------------------------
                                                              2001                           2002
    Description              Currency          ------------------------------- ------------------------------
                                                    Amount          Annual          Amount          Annual
                                                    ThCh$          interest         ThCh$          interest
                                                                     rate                            rate
---------------------------------------------  ---------------  -------------- --------------   -------------
   Other current                                       59,033                      820,893
   liabilities
                        Non-adjustable                 59,033                      532,625
                        Chilean pesos
                        US Dollars                          -                        1,437
                        New Sols                            -                      286,831

Total current
liabilities                                        43,769,242                   63,908,319
                        Adjustable Chilean          2,099,410                   19,264,962
                        pesos
                        Non-adjustable             15,702,031                   17,160,898
                        Chilean pesos
                        US Dollars                 14,139,553                   16,875,796
                        Bolivianos                  2,824,659                    2,370,568
                        New Sols                    9,003,589                    8,236,095


                                                             More than 90 days and up to 1 year
                                               ---------------------------------------------------------------
                                                              2001                             2002
    Description              Currency           -----------------------------    -----------------------------
                                                   Amount         Annual           Amount         Annual
                                                   ThCh$         interest          ThCh$          interest
                                                                   rate                            rate
---------------------------------------------  -------------  --------------  ---------------  ---------------
   Other current                                     59,033                         163,064
   liabilities
                        Non-adjustable               59,033                         163,064
                        Chilean pesos
                        US Dollars                        -                               -
                        New Sols                          -                               -

Total current
liabilities                                      16,932,974                      19,528,927
                        Adjustable Chilean       15,016,122                      17,486,588
                        pesos
                        Non-adjustable              438,120                       1,812,006
                        Chilean pesos
                        US Dollars                1,478,732                         230,333
                        Bolivianos                        -                               -
                        New Sols                          -                               -

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

Liabilities, continued:

As of December 31, 2001:


                                                      Due in 1-3 years                 Due in 3-5 years
                                                -----------------------------  --------------------------------
         Description              Currency         Amount          Annual          Amount           Annual
                                                    ThCh$         interest          ThCh$          interest
                                                                    rate                             rate
---------------------------  -----------------  -------------  --------------  ---------------  ---------------
   LONG-TERM LIABILITIES                         86,935,136                       120,013,534

   Long-term bank                                34,959,375                         8,962,988
   liabilities
                             Adjustable          34,774,120     TAB + 1.4%          8,693,531        TAB + 1.4%
                             Chilean pesos
                             US Dollars             185,255          13.0%            269,457           13.0%
   Bonds payable                                 40,821,204                       107,909,392
                             Adjustable          40,821,204          6.85%                  -
                             Chilean pesos
                             US Dollars                   -                       107,909,392          9.875%
   Provisions                                       326,612                         1,006,111
                             Non-adjustable         326,612                           149,309
                             Chilean pesos
                             Bolivianos                   -                           856,802
   Deferred taxes                                 8,235,488                           218,607
                             Non-adjustable       8,235,488                           218,607
                             Chilean pesos

                                                      Due in 5-10 years               More than 10 years
                                                 -------------------------------  ------------------------------
         Description              Currency            Amount         Annual           Amount          Annual
                                                      ThCh$         interest           ThCh$         interest
                                                                      rate                             rate
---------------------------  -----------------   -------------  ----------------  --------------  --------------
   LONG-TERM LIABILITIES                             1,813,981                        28,510,107

   Long-term bank                                                                             -
   liabilities
                             Adjustable                                                       -
                             Chilean pesos
                             US Dollars                                                       -
   Bonds payable                                                                      26,047,089
   Adjustable                                                                         26,047,089        6.85%
                             Chilean pesos
                             US Dollars                                                       -
   Provisions                                          223,962                           214,170
                             Non-adjustable            223,962                           214,170
                             Chilean pesos
                             Bolivianos                                                       -
   Deferred taxes                                      481,660                           102,984
                             Non-adjustable            481,660                           102,984
                             Chilean pesos

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)       Liabilities, continued:

As of December 31, 2001:


                                                      Due in 1-3 years                 Due in 3-5 years
                                                -----------------------------  --------------------------------
    Description               Currency             Amount          Annual          Amount           Annual
                                                    ThCh$         interest          ThCh$          interest
                                                                    rate                             rate
---------------------------  -----------------  -------------  --------------  ---------------  ---------------
   Other long-term                                 2,592,457                      1,916,436
   liabilities
                             Adjustable              620,520                        413,680
                             Chilean pesos
                             Non-adjustable          360,712                          4,314
                             Chilean pesos
                             New Sols              1,611,225                              -
                             Bolivianos                    -                      1,498,442
   Total long-term                                86,935,136                    120,013,534
   liabilities
                             Adjustable           84,093,706                      9,107,211
                             Chilean pesos
                             Non-adjustable        1,044,950                        372,230
                             Chilean pesos
                             US Dollars              185,255                    108,178,849
                             Bolivianos                    -                              -
                             New Sols              1,611,225                      2,355,244


                                                     Due in 5-10 years               More than 10 years
                                               -------------------------------  ------------------------------
    Description               Currency              Amount         Annual           Amount          Annual
                                                    ThCh$         interest           ThCh$         interest
                                                                    rate                             rate
---------------------------  ----------------- -------------  ----------------  --------------  --------------
   Other long-term                              1,108,359                         2,145,864
   liabilities
                             Adjustable         1,034,201                                 -
                             Chilean pesos
                             Non-adjustable        74,158                         2,145,864
                             Chilean pesos
                             New Sols                   -                                 -
                             Bolivianos                 -                                 -
   Total long-term                              1,813,981                        28,510,107
   liabilities
                             Adjustable         1,034,201                        26,047,089
                             Chilean pesos
                             Non-adjustable       779,780                         2,463,018
                             Chilean pesos
                             US Dollars                 -                                 -
                             Bolivianos                 -                                 -
                             New Sols                   -                                 -


                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

As of December 31, 2002:

                                                      Due in 1-3 years                 Due in 3-5 years
                                                -----------------------------  --------------------------------
    Description               Currency             Amount          Annual          Amount           Annual
                                                    ThCh$         interest          ThCh$          interest
                                                                    rate                             rate
---------------------------  -----------------  -------------  --------------  ---------------  ---------------
   LONG-TERM LIABILITIES                          63,223,496                  144,561,511

   Long-term bank                                 26,605,840                   35,930,500
   liabilities
                             Adjustable           26,070,595     TAB + 1,4%             -
                             Chilean pesos
                             US Dollars              535,245         13.0%     35,930,500
   Bonds payable                                  26,037,107                  105,934,252
                             Adjustable           26,037,107         6.85%              -
                             Chilean pesos
                             US Dollars                    -                  105,934,252
   Provisions                                        500,196                    1,093,706
                             Non-adjustable          500,196                       49,888
                             Chilean pesos
                             Bolivianos                    -                    1,043,818
   Deferred taxes                                  7,683,059                            -
                             Non-adjustable        7,683,059                            -
                             Chilean pesos
                             New Sols                      -                            -

                                                      Due in 5-10 years               More than 10 years
                                                -------------------------------  ------------------------------
    Description               Currency               Amount         Annual           Amount          Annual
                                                     ThCh$         interest           ThCh$         interest
                                                                     rate                             rate
---------------------------  -----------------  -------------  ----------------  --------------  --------------
   LONG-TERM LIABILITIES                           872,933                        2,800,650

   Long-term bank                                        -                                -
   liabilities
                             Adjustable                  -                                -
                             Chilean pesos
                             US Dollars                  -                                -
   Bonds payable                                         -                                -
                             Adjustable                  -                                -
                             Chilean pesos
                             US Dollars                  -                                -
   Provisions                                       65,382                          375,914
                             Non-adjustable         65,382                          375,914
                             Chilean pesos
                             Bolivianos                  -                                -
   Deferred taxes                                        -                                -
                             Non-adjustable              -                                -
                             Chilean pesos
                             New Sols                    -                                -

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


32. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)       Liabilities, continued:

As of December 31, 2002:

                                                      Due in 1-3 years                 Due in 3-5 years
                                                -----------------------------  --------------------------------
    Description               Currency             Amount          Annual          Amount           Annual
                                                    ThCh$         interest          ThCh$          interest
                                                                    rate                             rate
---------------------------  -----------------  -------------  --------------  ---------------  ---------------
   Other long-term                                 2,397,294                      1,603,053
   liabilities
                             Adjustable              569,581                        380,874
                             Chilean pesos
                             Non-adjustable          551,186                         12,066
                             Chilean pesos
                             New Sols              1,276,527                         39,416
                             Bolivianos                    -                      1,170,697
   Total long-term                                63,223,496                    144,561,511
   liabilities
                             Adjustable           52,676,983                        380,874
                             Chilean pesos
                             Non-adjustable        8,734,441                         61,954
                             Chilean pesos
                             US Dollars              535,245                    141,864,752
                             Bolivianos                    -                      2,214,515
                             Nuevos Soles          1,276,827                         39,416


                                                       Due in 5-10 years               More than 10 years
                                                 -------------------------------  ------------------------------
    Description               Currency                Amount         Annual           Amount          Annual
                                                      ThCh$         interest           ThCh$         interest
                                                                      rate                             rate
---------------------------  -----------------   -------------  ----------------  --------------  --------------
   Other long-term                                  807,551                        2,424,736
   liabilities
                             Adjustable             698,270                                -
                             Chilean pesos
                             Non-adjustable          79,511                        2,424,736
                             Chilean pesos
                             New Sols                29,770                                -
                             Bolivianos                   -                                -
   Total long-term                                  872,933                        2,800,650
   liabilities
                             Adjustable             698,270                                -
                             Chilean pesos
                             Non-adjustable         144,893                        2,800,650
                             Chilean pesos
                             US Dollars              29,770                                -
                             Bolivianos                   -                                -
                             Nuevos Soles                 -                                -

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


33.      Sanctions:

There are no sanctions which have been applied by the Chilean Superintendency of Securities and Insurance or other administrative authorities against the Parent Company or its subsidiaries, directors or managers.


34.      Research and Development Expenses

The Company did not incur any research and development expenses in 2000, 2001 or 2002.


35.      Directors' Remuneration

For the years ended December 31, 2000, 2001 and 2002, the Company paid fees of ThCh$299,690, ThCh$263,587 and ThCh$264,852, respectively, to its Board of Directors.


36.      Other relevant events:

Coca Cola Embonor S.A.

1. On December 12, 2002, the Parent Company informed the Chilean Superintendency of Securities and Insurance of the voluntary repurchase of 511 series A1 bonds and 1,260 series A2 bonds issued for the amount of ThCh$ 31,167,120. There was a loss on the repurchase amounting to ThCh$ 721,973. A pro-rota amount of origination costs relating to the portion of the bonds repurchased, that were capitalized at the time of the placement, have been charged to income.

2. The Company's Agency abroad obtained financing for the amount of US$ 50,000,000 on December 12, 2002 payable during a period of five years, which considers a grace period of 3 years, which has allowed the optimization of the structure of consolidated financial liabilities.

3. In December 2002, as part of the Company's financial restructuring plans, it registered the issuance of two new series of bonds: the issuance of series C bonds (up to UF 5,000,000) and the issuance of series D bonds (up to UF 4,000,000) with the Chilean Superintendency of Securities and Insurance. The placements together may not exceed a total value of UF5,000,000. The Company's Board of Directors must decide whether to go ahead with the placement.

Embonor S.A.

On October 14, 2002, the Company received from the Chilean Internal Review Service through the Chilean Treasury, a tax recovery related to tax benefits for the amount of ThCh$ 3,722,569.


37.      Subsequent Events:

During May, 2003 the Company paid ThCh$ 8,828,600 of their outstanding debt with a syndicate of Chilean banks. The amount was paid out of working capital.

There were no other significant subsequent events between December 31, 2002 and the date of preparation of these financial statements, which affect or will affect the assets, liabilities, income or cash flows of the Parent Company and its subsidiaries.


38.      The Environment (unaudited)

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


The Company and its Subsidiaries have developed the following environmental protection projects in the areas that are impacted by its bottling plants. As this information was only required to be disclosed in Chile from January 1, 2001, information for 2000 is not available. The expenses of those projects are shown below:



                                             2001                                 2002
                               ---------------------------------     -------------------------------
Description                       Budgeted            Spent             Budgeted           Spent
                                    ThCh$             ThCh$               ThCh$            ThCh$
                               ----------------    -------------     ---------------    ------------
Effluent treatment                 248,582             191,017           335,405            254,209
Environmental Statements             7,036               4,373             7,496              7,496
Operative costs                    161,144               1,011           158,682              1,441
                               ----------------    -------------     ---------------    ------------
    Total                          416,762             196,401           501,583            263,146
                               ================    =============     ===============    ============



39.      Differences between Chilean GAAP and US GAAP:

Chilean GAAP varies in certain important respects from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP.

I.       Differences in Measuring Methods:

The principal methods applied in the preparation of the accompanying financial statements, which have resulted in amounts that differ from those that would have otherwise been determined under US GAAP, are as follows:

(a)      Inflation accounting:

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain or loss in the purchasing power of the Chilean peso on the financial position and results of operations of all reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements.

The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and year-end.

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the accumulated inflation rate for the last three years does not exceed 100%. The Securities and Exchange Commission ("SEC") does not require elimination of price-level restatement since it is considered as part of the comprehensive remeasurement of financial statements that is customary in Chile. Accordingly, the effects of price-level changes (see
Note 25) have not been eliminated in the reconciliation to US GAAP included under paragraph I (p) below.

(b)      Revaluation of property, plant and equipment:

As described in Note 10, certain property, plant and equipment have been reported in the financial statements at amounts determined in accordance with a "one-time" technical reappraisal performed in 1979 and in 1994. The difference between the previous book value and the revalued amount is included in shareholders' equity as a surplus and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment under these circumstances is not in accordance with US GAAP. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for the year is shown below under paragraph I (p).

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


Income taxes:

Prior to implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. Accordingly, there was an orientation towards the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where the deferred tax effect was not expected to be offsetting. Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin Nos. 60 and 71 of the Chilean Association of Accountants, recognizing the deferred tax effects of temporary differences between the financial and tax bases of assets and liabilities, using the liability method. As a transitional provision, a complementary asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under US GAAP, companies must account for deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS No. 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

(i) A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards.

(ii) The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

(iii) The measurement of deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

For the years ended December 31, 2000, 2001 and 2002 the principal difference relates to the amortization of the contra asset and liability recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000. The effect of these differences on the net income (loss) and shareholders' equity of the Company is included in paragraph I (p) below

(d)      Restructuring provision:

Under Chilean GAAP, in 2000 the Company recorded a provision for future restructuring charges on the basis that they meet the definition of a probable loss contingency.

Under US GAAP, prior to the implementation of SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" in order to recognize a liability for such restructuring all of the following criteria must have been met:

(i) Prior to the date of the financial statements, management must have the appropriate level of authority to commit the enterprise to the restructuring plan.

(ii) The plan must specifically identify all significant actions to be taken to complete it.

(iii) Actions required by the exit plan must begin as soon as possible after the commitment date, and the period of time to complete the exit plan indicates that significant changes to the exit plan are not likely.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


(iv) The costs involved must be incremental to other costs incurred by the enterprise in the conduct of its activities prior to the commitment date and will be incurred as a direct result of the exit plan.

(v) The costs must represent amounts to be incurred by the enterprise under a contractual obligation that existed prior to the commitment date and will either continue after the exit plan is completed with no economic benefit to the enterprise or be a penalty incurred by the enterprise to cancel the contractual obligation.

Under US GAAP, the plan did not specifically identify all actions that are to be completed, and formal contractual obligations did not exist at the date of the financial statements. For the year ended December 31, 2000 the accrual was reversed. During the year-ended December 31, 2001 the provision under Chilean GAAP was reversed as the planned restructuring did not take place. As no provision existed under US GAAP, its reversal was also eliminated.

The effect on results of operations and shareholders' equity due to the reversal of the restructuring provision established and later released under Chilean GAAP is included in paragraph I (p) below.

(e)      Minimum dividend:

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and paid-in shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, except to the extent the Company has unabsorbed prior year losses.

As the Company has reported net losses in the years ended December 31, 2000, 2001 and 2002, no provisions have been necessary for such dividend payments. Consequently, there is no difference between Chilean GAAP and US GAAP relating to minimum dividends.

(f)      Differences in purchase accounting methods:

Under Chilean GAAP, prior to the implementation of Technical Bulletin 72, which is effective for periods beginning after January 1, 2003, the Company generally records goodwill or negative goodwill for the differences between the cost of an equity investment of an acquired entity and the proportional amount of the underlying equity in the book value of the acquired entity's net assets. The goodwill or negative goodwill is then amortized over a period of up to 20 years.

Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill and prior to the implementation of SFAS 142 was amortized to expense over the period of benefit, to a maximum life of 40 years. If the fair value of net assets exceeds the purchase price, such excess reduces the fair value of the acquired long-term non-monetary assets (principally property, plant and equipment).

The effects of purchase accounting differences, due to differences in the determination of goodwill and the fair value adjustments to the historical cost amounts of identifiable acquired assets and assumed liabilities in the acquisitions of all of the bottling operations of Inchcape plc in Chile, and Sociedad Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A. in Peru during 1999 have been accounted for in paragraph I (p) below.

(g)      Goodwill:

Amortization period:

A portion of the goodwill on the Company's balance sheet arose from the purchase of its Bolivian subsidiaries. In accordance with Circular No. 1358 of the SVS and Chilean GAAP, the Company began to amortize goodwill over

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)

the maximum allowed period of 20 years during 1998. Prior to 1998, the maximum allowable period was 10 years. Under US GAAP until December 31, 2001, this goodwill amount was being amortized over a period of 20 years for all periods up to that date. The Company adopted BT 64, the Chilean accounting standard relating to foreign currency translation in September of 1998, with retroactive effect to January 1, 1998. In accordance with BT 64, under Chilean GAAP the net goodwill amount recorded as of December 31, 1997 was remeasured into US dollars using the rate of exchange as of that date and the annual amortization expense related to goodwill was remeasured into US dollars, extending the period of amortization from 10 to 20 years. As of December 31, 1997, the net asset under Chilean GAAP was lower than that under US GAAP, thus resulting in a lower annual amortization charge under Chilean GAAP after remeasurement to US dollars. The effects of this difference are included in paragraph I (p) below.

For US GAAP purposes, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination.

Under the new standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, are not amortized, but must be tested for impairment on a segmental basis at least annually. In addition to the transitional impairment test required by the standard, which was performed during the third quarter of 2002 and which did not result in any impairment, the Company must perform the required annual impairment test in the year of adoption of the standard.

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there is evidence of impairment. No impairment has been recognized for any of the periods presented under either Chilean GAAP or US GAAP. The effect of reversing the amortization of goodwill under Chilean GAAP is set forth under paragraph I (p) below and the effect that implementation of SFAS 142 would have had on net income in prior years is included in paragraph II (c) below.

On May 5, 2002, the Company purchased a further 1.58% participation in ELSA, via a purchase in the Peruvian stock market. Under Chilean GAAP, negative goodwill was created as the difference between the purchase price paid and the proportional book value of the participation acquired. Under US GAAP, goodwill and negative goodwill are calculated using the fair value of the participation acquired. There is no material difference between the book value and the fair value of the assets and liabilities acquired. Under US GAAP, when the Company consolidates ELSA, no negative goodwill is registered but the value of the assets and liabilities that enter into the consolidation at their fair value resulting from the purchase is reduced by a similar amount. As the principal assets of ELSA are property, plant and equipment, which have a similar useful life to the period over which negative goodwill is being amortized, there is no material impact in the income statement, relating to this acquisition and as such no difference has been recorded. The reclassification between negative goodwill and property, plant and equipment is shown in I (p) below.

(h)      Intangible assets:

The Company has intangible assets recorded relating to the trademark of San Luis and Kola Inglesa. Under Chilean GAAP, the intangible assets are being amortized over a period of 20 years. Until the end of 2001, under US GAAP, the intangibles were also being amortized over 20 years. As from January 1, 2002, the Company adopted SFAS 142, Goodwill and other intangible assets. Under the new standard, the trademarks would be considered indefinite life intangibles and are no longer subject to amortization but rather an annual impairment test should be carried out in order to establish whether the economic value of the trademarks supports their book value.

Accordingly, the amortization relating to the trademarks has been reversed. The Company has carried an impairment test and has concluded that no charge for impairment should be recognized. The effect of reversing the amortization of intangible assets for US GAAP purposes is included in paragraph I (p) below.

(i)      Accounting for impairment of long-lived assets:

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)

Under Chilean GAAP, companies are only required to perform an analysis of the recoverability of long-lived assets when there is evidence of an impairment.

Beginning January 1, 2002, for US GAAP purposes the Company adopted SFAS No. 144, "Accounting for the Impairment or disposal of long-lived Assets." Under the new standard, the Company evaluates the carrying amount of property, plant and equipment, in relation to the operating performance and future undiscounted cash flows of the underlying assets.

This standard requires that an impairment loss be recognized in the event that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Having performed such analysis, no impairment losses have been recorded for 2002. Previously, the Company performed tests for impairment in accordance with SFAS 121 "Accounting for the Impairment of long-lived Assets and for long-lived Assets to be disposed of." The tests performed were similar in nature to those required under the new standard, except that SFAS 121 required that goodwill be allocated to such long-lived assets. Goodwill is now tested for impairment as described in paragraph I(g) above. Having performed such analyses in 2000 and 2001, no impairment losses were recorded.

(j)      Marketable securities:

Under Chilean GAAP, mutual fund investments with a readily determinable market value are recorded at fair market value (see Note 5). Unrealized gains and losses on such investments are reflected in the statements of operations. Under US GAAP, these investments would be classified as available-for-sale securities, for which any unrealized gains and losses are included in other comprehensive income, net of applicable taxes, and recorded directly in shareholders' equity. For the years ended December 31, 2000 and 2001, this difference was not significant and no adjustment was included in the reconciliation to US GAAP. The amount of the unrealized loss on marketable securities for the year ended December 31, 2002 has been included in paragraph I (p) below.

(k)      Translation of Financial Statements of Investments Outside of Chile:

The company's foreign subsidiaries in Bolivia and its indirectly held subsidiaries in Peru meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks and are not considered extensions of the Chilean parent company under BT64, and are therefore remeasured into U.S. dollars.

The foreign subsidiaries are remeasured under BT 64 as follows:

- Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

- Income and expense accounts are translated at average rates of exchange between the U.S. dollar and local currency.

- The effects of any exchange rate fluctuations on monetary assets and liabilities, denominated in currencies other than the U.S. dollar, as compared to the U.S. dollar are included in the results of operations for the period.

Under BT 64, investments in foreign subsidiaries are price level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in shareholders' equity in the account "Cumulative Translation Adjustment." The amount of foreign exchange loss included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars for 2000 was ThCh$ 308,902, and the amount of foreign exchange gain for 2001 and 2002 was ThCh$ 3,649,919 and ThCh$ 673,968, respectively.

In the opinion of the Company and as permitted by the US SEC, the foreign currency translation procedures prescribed by Chilean GAAP are part of the comprehensive basis of preparation of price-level adjusted financial statements. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and accordingly are not eliminated in the reconciliation to US GAAP.

(l)      Estimated Fair Value of Financial instruments and Derivative Financial
         Instruments:

From time to time, the Company enters into forward contracts between the U.S. dollar and the Chilean peso in order to hedge against changes in the price of certain raw materials, which are denominated in US dollars. Under Chilean GAAP such contracts are valued at fair value using the closing forward exchange rate at each balance sheet date. Under Chilean GAAP, the contracts are considered as accounting hedges as they have been entered into to hedge against specific future cash flows. Accordingly, gains and losses in adjusting the contracts to their fair value are deferred and recorded as either assets or liabilities with no immediate effect in income or in shareholders' equity. Realized gains and losses on such instruments are recognized in other income.

Beginning January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The standard requires that comprehensive documentation of the hedging objectives of a contract be place at its inception. As the Company did not have such documentation in place, hedge accounting has not been used and instead adjustments to record the fair value of such contracts have been recognized in income. The effects of recognizing such amounts in income are recorded in paragraph I (p) below. The standard also requires that all derivative instruments be recorded in the balance sheet at fair value, and requires the bifurcation of embedded derivatives from certain host contracts. The Company did not have any such derivative contracts or host contracts requiring bifurcation as at December 31, 2001 or December 31, 2002. The Company's long-term debt is designated as an economic hedge of its foreign investments under both Chilean and US GAAP.

(m)      Change in calculation of depreciation:

Beginning January 1, 2001, under Chilean GAAP, the calculation of depreciation of machinery and transport was changed to use a depreciation rate per hour of actual usage. This method involves calculating a historical hourly depreciation rate for which historical statistical analysis has been performed. This rate is then multiplied by the number of hours of usage. Under Chilean GAAP, this change was treated as a change in estimate of depreciation. Under US GAAP, such a change in the calculation of depreciation would be considered as a change in accounting policy. Accordingly, the cumulative effect of the change would be calculated and presented as a separate line item. Due to the complexity of the calculation and the unavailability of information relating to the number of hours usage of machines in prior years, no cumulative effect could be calculated. Therefore no adjustment has been included in the reconciliation to US GAAP for the year ended December 31, 2001 and 2002.

(n)      Staff severance indemnities:

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities. Under Chilean GAAP, where such indemnities are classified as "all events," meaning that the severance indemnity will be paid under any termination circumstance, the liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period. The discount rate used in Chile for the each of the years presented was 7% while the discount rate for each of the years presented in Bolivia was 11.5%.

Under US GAAP, termination indemnity employee benefits should be accounted for consistently and in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. For the year ended December 31, 2000, the Company estimated that the effect of treating the severance indemnities as defined benefit plans to be immaterial. During the years ended December 31, 2001 and 2002, actuarial valuations were performed and the Company has recorded the effect of accounting for the indemnities in accordance with SFAS No.87, which are included in paragraph I (p) below. The effects in income in the years ended December 31, 2000, 2001 and 2002 are disclosed in "II Additional Disclosure Requirements" below.

(o)      Net effects of US GAAP adjustments in equity investees

As of December 31, 2000, 2001 and 2002 the Company had a 33.00% interest in Envases Central. As part of the Company's reconciliation to US GAAP, the Company must recognize the effects of US GAAP differences in its equity investments. In the years ended December 31, 2000 and 2001, there were no such US GAAP adjustments recorded in the Company's equity investments. As of December 31, 2002, Envases Central recorded certain forward contracts at their fair value. The gains and losses in adjusting the contracts to their fair value are deferred and recorded as either assets or liabilities with no immediate effect in income or in shareholders' equity. Under US GAAP, such contracts did not meet the strict documentation requirements to be able to apply hedge accounting and the fair value difference has been recognized in income. The effects of recognizing the Company's share of such US GAAP difference and its tax effects is included in paragraph I (p) below.

(p)      Effects of conforming to US GAAP:

The adjustments to reported net income (loss) required to conform with US GAAP are as follows:

                                                                                       Years ended December 31,
                                                                            ------------------------------------------------
                                                                                2000             2001              2002
                                                                                ThCh$            ThCh$            ThCh$
                                                                            --------------   --------------    -------------
Net  loss in accordance with Chilean GAAP                                    (13,792,333)      (8,702,928)     (16,473,094)
Items having the effects of increasing (decreasing) reported net
 (loss) income:
   Revaluation of property, plant and equipment - reversal of
     additional depreciation (paragraph I (b))                                     29,160           24,474           22,775
   Income taxes (paragraph I (c))                                               8,604,526      (4,910,177)      (4,146,852)
   Reversal of restructuring provision (paragraph l (d))                        2,414,829      (2,414,829)                -
   Purchase accounting fair value adjustment (paragraph I (f))                (1,526,488)        (802,587)      (1,701,246)
   Goodwill - reversal of amortization (paragraph I (g))                           38,099          371,514       18,627,625
   Amortization of intangibles (paragraph I (h))                                        -                -        1,168,391
   Marketable securities (paragraph I (j))                                              -                -        (159,079)
   Derivatives (paragraph I (l))                                                        -                -          153,385
   Staff severance indemnities (paragraph I (n))                                        -          430,633          237,000
   Net effects of US GAAP adjustments in equity investees (paragraph I                  -                -           64,361
(o))
   Effect of the above US GAAP adjustments on minority interest                 (328,265)          316,197        (360,201)
   Deferred income tax effect of the above US GAAP adjustments                  (491,537)          495,177           63,994
   Effect of change in tax rates over US GAAP adjustments                               -           17,727                -
                                                                                                               -------------
                                                                            --------------   --------------
      Subtotal of US GAAP adjustments                                           8,740,324      (6,471,871)       13,970,153
                                                                            --------------   --------------    -------------
Net income (loss) in accordance with US GAAP                                  (5,052,009)     (15,174,799)      (2,502,941)
Other comprehensive loss
   Cumulative translation adjustment under Chilean GAAP                         1,496,522        3,407,620        1,913,681
   Effect on cumulative translation adjustment related to
    US GAAP adjustments, net of tax                                               486,120          178,842        1,391,879
   Available for sale securities, net of taxes                                          -                -          159,079
                                                                            --------------   --------------    -------------
Comprehensive income loss in accordance with US GAAP                          (3,069,367)     (11,588,337)          961,698
                                                                            ==============   ==============    =============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

I.       Differences in Measuring Methods, continued:

(p)      Effects of conforming to US GAAP, continued:

                                                                                    Years ended December 31,
                                                                           --------------------------------------------
Basic and diluted EPS                                                          2000            2001           2002
                                                                               Ch$             Ch$             Ch$
                                                                           -------------    -----------    ------------
Series A shares
Chilean GAAP earnings (loss) per share (1)                                     (26.86)        (17.37)         (32.88)
US GAAP earnings (loss) per share (1)                                           (9.84)        (30.29)          (5.00)
Weighted average number of series A shares outstanding (in thousands)          250,508        244,421         244,421

Series B shares
Chilean GAAP earnings (loss) per share (1)                                     (26.79)        (16.73)         (31.67)
US GAAP earnings (loss) per share (1)                                           (9.81)        (29.17)          (4.81)
Weighted average number of series B shares outstanding (in thousands)          263,738        266,432         266,423


(1) The earnings per share figures for both US GAAP and Chilean GAAP purposes have been calculated by dividing net income (loss) in accordance with US GAAP and Chilean GAAP by the weighted average number of shares of common stock outstanding during the year., for each series of shares and based on the dividend right of the shareholders. Series B shareholders have the right to 5% greater dividends than Series A shares. The Company has not issued any convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

The adjustments required to conform shareholders' equity to US GAAP are as follows:

                                                                                      As of December 31,
                                                                               ---------------------------------
                                                                                   2001               2002
                                                                                   ThCh$              ThCh$

                                                                               --------------     --------------
Shareholders' equity in accordance with Chilean GAAP                             238,806,594        224,247,181
Revaluation of property, plant and equipment, net (paragraph I (b))              (1,406,700)        (1,383,925)
Income taxes (paragraph I (c))                                                       339,809        (3,807,043)
Purchase accounting fair value adjustment (paragraph I (f))                        3,333,611          2,237,636
Goodwill (paragraph I (g))                                                      (10,683,543)          8,771,505
Amortization of intangibles (paragraph (h))                                                -          1,168,391
Derivatives (paragraph (l))                                                                -            153,385
Staff severance indemnities (paragraph (n))                                          430,632            667,632
Net effect of US GAAP adjustments in equity investees (paragraph (o))                      -             64,361
Effect of the above US GAAP adjustments on minority interest                       4,928,344          4,587,748
Deferred income tax effect of the above US GAAP adjustments                        (844,488)          (840,914)
                                                                               --------------     --------------
    Subtotal of US GAAP adjustments                                              (3,902,335)         11,618,776
                                                                               --------------     --------------
Shareholders' equity in accordance with US GAAP                                  234,904,259        235,865,957
                                                                               ==============     ==============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

I.       Differences in Measuring Methods, continued:

(p)      Effects of conforming to US GAAP, continued:

The changes in shareholders' equity in US GAAP for each period is as follows:

                                                                                As of December 31,
                                                                        ---------------------------------
                                                                            2001               2002
                                                                            ThCh$              ThCh$
Shareholders' equity in accordance with US GAAP - Beginning of Year       246,485,089        234,904,259
Reversal of share purchase loans                                                7,507                  -
Other comprehensive income, net of tax                                      3,586,462          3,464,639
Net loss for the year                                                    (15,174,799)        (2,502,941)
                                                                        --------------     --------------
Shareholders' equity in accordance with US GAAP - End of Year             234,904,259        235,865,957
                                                                        ==============     ==============


Certain reclassifications would be made to the line items of the Chilean GAAP income statement to show the same presentation as would be required under a US GAAP format. These reclassifications are as follows:


                                                                            Year ended December 31, 2000
                                                               --------------------------------------------------------
                                                                                                          US GAAP
                                                                 Chilean GAAP     Reclassification         Format
                                                                     ThCh$              ThCh$              ThCh$
                                                               ------------------ ------------------ ------------------
         Revenues:
         Bolivian transaction taxes paid......................                          1,190,206
                                                               ------------------ ------------------ ------------------
              Total...........................................     237,894,446          1,190,206        239,084,652
                                                               ------------------ ------------------ ------------------

         Cost of sales:
         Staff severance indemnities .........................                        (3,998,561)
         Bottle breakage......................................                        (3,825,079)
                                                               ------------------ ------------------ ------------------
              Total...........................................   (142,316,680)        (7,823,640)      (150,140,320)
                                                               ------------------ ------------------ ------------------

         Administrative and selling expenses:
         Bottle breakage......................................                          3,825,079
                                                               ------------------ ------------------ ------------------
              Total...........................................    (75,582,624)          3,825,079       (71,757,545)
                                                               ------------------ ------------------ ------------------

         Operating income (expenses), net:
         Gain from sale of assets.............................                            116,807
         Profit on sale of other products.....................                          1,011,392
         Reversal of provision for bottle and case deposits...                          4,604,106
         Gain on sale of broken glass.........................                            147,961
         Loans on sale of fixed assets........................                          (111,795)
         Bottle and case write-off............................                          (346,342)
         Merger expenses of Embonor S.A.......................                           (43,255)
         Fines from previous year.............................                        (1,127,116)
         Travel expense.......................................                          (583,663)
         Amortization of goodwill.............................                       (17,117,587)
                                                               ------------------ ------------------ ------------------
              Total...........................................      19,995,142       (13,449,492)          6,545,650
                                                               ------------------ ------------------ ------------------

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

I.       Differences in Measuring Methods, continued:

(p)      Effects of conforming to US GAAP, continued:

                                                                           Year ended December 31, 2000
                                                                ----------------------------------------------------
                                                                                                        US GAAP
                                                                 Chilean GAAP    Reclassification       Format
                                                                     ThCh$             ThCh$             ThCh$
                                                                ---------------- ------------------ ----------------
         Non-operating income (expenses):
         Gain from sale of assets .............................                        (116,807)
         Profits on sale of  other products....................                      (1,011,392)
         Reversal of provision for bottle and case deposit.....                      (4,604,106)
         Gain on sale of broken glass..........................                        (147,961)
         Loss on sale of fixed assets..........................                          111,795
         Staff severance indemnities...........................                        3,998,561
         Bottle and case write-off.............................                          346,342
         Merger expenses of Embonor S.A........................                           43,255
         Fines from previous year..............................                        1,127,116
         Travel expense........................................                          583,663
         Goodwill amortization ................................                       17,117,587
                                                                ---------------- ------------------ ----------------
              Total............................................  (38,666,458)         17,448,053     (21,218,405)
                                                                ---------------- ------------------ ----------------

                                                                ---------------- ------------------ ----------------
     Extraordinary items.......................................     6,372,786        (6,372,786)           -
                                                                ---------------- ------------------ ----------------

     Income taxes
         Extraordinary items...................................                        6,372,786
         Bolivian transaction taxes paid.......................                      (1,190,206)
                                                                ---------------- ------------------ ----------------
              Total............................................     (570,130)          5,182,580        4,612,450
                                                                ---------------- ------------------ ----------------

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

I.       Differences in Measuring Methods, continued:

(p)      Effects of conforming to US GAAP, continued:

                                                                       Year ended December 31, 2001
                                                          --------------------------------------------------------
                                                            Chilean GAAP     Reclassification        US GAAP
                                                                                                     Format
Cost of Sales:                                                  ThCh$              ThCh$              ThCh$
                                                          ------------------ ------------------ ------------------

Staff severance indemnities ..........................                           (1,755,684)
    Bottle breakage...................................                           (1,948,173)
                                                          ------------------ ------------------ ------------------
                   Total..............................       (140,867,248)       (3,703,857)       (144,571,105)
                                                          ------------------ ------------------ ------------------

    Administrative and selling expenses:
    Bottle breakage...................................                             1,948,173
                                                          ------------------ ------------------ ------------------
                    Total.............................        (71,847,746)         1,948,173        (69,899,573)
                                                          ------------------ ------------------ ------------------

    Operating income (expenses), net:
    Gain from sale of assets..........................                               156,951
    Profit on sale of other products..................                               410,867
    Gain on sale of broken glass......................                                34,452
    Loss on sale of fixed assets......................                             (149,670)
    Bottle and case write-off.........................                             (382,278)
    Travel expense....................................                             (111,530)
    Amortization of goodwill..........................                          (17,725,418)
                                                          ------------------ ------------------ ------------------
                     Total............................          25,418,307      (17,766,626)           7,651,681
                                                          ------------------ ------------------ ------------------

    Non-operating income (expenses):
    Gain from sale of assets..........................                             (156,951)
    Profit on sale of other products..................                             (410,867)
    Gain on sale of broken glass......................                              (34,452)
    Loss on sale of fixed assets......................                               149,670
    Staff severance indemnities.......................                             1,755,684
    Bottle and case write-off.........................                               382,278
    Travel expense....................................                               111,530
    Amortization of goodwill..........................                            17,725,418
                                                          ------------------ ------------------ ------------------
                     Total............................        (35,259,232)        19,522,310        (15,736,922)
                                                          ------------------ ------------------ ------------------

                                                          ------------------ ------------------ ------------------
Extraordinary Items...................................           3,599,088       (3,599,088)            -
                                                          ------------------ ------------------ ------------------

     Income Taxes:
    Extraordinary Items...............................                             3,599,088
                                                          ------------------ ------------------ ------------------
                      Total...........................         (2,398,737)         3,599,088           1,200,351
                                                          ------------------ ------------------ ------------------

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

I.       Differences in Measuring Methods, continued:

(p)      Effects of conforming to US GAAP, continued:

                                                                      Year ended December 31, 2002
                                                         -------------------------------------------------------
                                                                                                   US GAAP
                                                           Chilean GAAP     Reclassification        Format
                                                              ThCh$               ThCh$             ThCh$
                                                         ----------------- -------------------------------------

    Operating income (expenses), net:
    Gain from sale of assets..........................                               216,405
    Profit on sale of other products..................                               674,611
    Reversal of provision for bottle and case deposits                               157,429

    Gain on sale of broken glass......................                                63,779
    Loss on sale of fixed assets......................                             (143,615)
    Bottle and case write-off.........................                             (324,739)
    Amortization of intangibles.......................                           (1,168,885)
    Travel expense....................................                           (1,649,908)
    Amortization of goodwill..........................                          (18,050,141)
                                                         ----------------- -------------------------------------
                  Total...............................          19,767,536      (20,225,064)           (457,528)
                                                         ----------------- -------------------------------------

    Non-operating income (expenses), net:
    Gain from sale of assets..........................                             (216,405)
    Profit on sale of other products..................                             (674,611)
    Reversal of provision for bottle and case deposits                             (157,429)
    Gain on sale of broken glass......................                              (63,779)
    Loss on sale of fixed assets......................                               143,615
    Bottle and case write-off.........................                               324,739
    Amortization of intangibles.......................                             1,168,885
    Travel expense....................................                             1,649,908
    Amortization of goodwill..........................                            18,050,141
                                                         ----------------- -------------------------------------
                  Total...............................        (38,050,193)        20,225,064        (17,825,129)
                                                         ----------------- -------------------------------------


                                                        ------------------ ---------------------------------------
Extraordinary Items...................................             918,353         (918,353)                   -
                                                        ------------------ ---------------------------------------

Income Taxes:

    Extraordinary Items...............................                               918,353
                                                        ------------------ ---------------------------------------
                      Total...........................           1,112,057           918,353           2,030,410
                                                        ------------------ ---------------------------------------

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

I.       Differences in Measuring Methods, continued:

(p)      Effects of conforming to US GAAP, continued:



                                                                        Year ended December 31, 2002

                                                           -------------------------------------------------------
                                                                                                  US GAAP Format
                                                             Chilean GAAP     Reclassification
                                                                ThCh$               ThCh$             ThCh$
                                                           ----------------- ------------------- -----------------

    Fixed assets, net:
    Other long-term assets............................                             (861,266)
                                                          ------------------ ------------------- -----------------
                      Total...........................         176,998,025         (861,266)         176,136,759
                                                          ------------------ ------------------- -----------------



    Other assets:
    Negative goodwill.................................                               861,266
                                                          ------------------ ------------------- -----------------
                      Total...........................         319,077,637           861,266         319,938,903
                                                          ------------------ ------------------- -----------------

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements:

(a)      Income taxes:

As explained above, the accounting treatment of income taxes under Chilean GAAP and US GAAP differs with respect to accounting for deferred income taxes.

The provisions for income taxes charged to the results of operations were as follows:

                                                                           For the years ended
                                                            --------------------------------------------------
                                                                 2000              2001             2002
                                                                 ThCh$            ThCh$            ThCh$
                                                            ----------------  ---------------  ---------------

Current tax per tax return                                        963,707        1,264,342          1,168,938
Tax on non-deductible expenses                                    190,571                -                  -
Deferred tax expense (benefit) as previously
 calculated under Chilean GAAP                                  4,579,064        6,512,332          2,572,464
Prior year tax expense adjustment                                       -        (589,438)          (706,606)
Amortization of Complementary Accounts                        (5,163,212)      (4,788,499)        (4,146,852)
                                                            ----------------  ---------------  ---------------
Charge for the year under Chilean GAAP                            570,130        2,398,737        (1,112,056)
Reclassification of Bolivian taxes paid                         1,190,206                -                  -
Reclassification of extraordinary items to income taxes       (6,372,786)      (3,599,088)          (918,353)
US GAAP adjustments:
Deferred tax effect of applying SFAS N(degree)109             (8,604,526)        4,910,177          4,146,852
Deferred tax effect of adjustments to US GAAP                   (491,537)        (495,177)             63,994
Effect of change in tax rates over US GAAP adjustments                  -         (17,727)                  -
                                                            ----------------  ---------------  ---------------
Charge for the year under US GAAP                            (13,708,513)        3,196,922          2,180,437
                                                            ================  ===============  ===============

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(a)      Income taxes, continued:

Deferred tax assets (liabilities) as of the balance sheet dates are summarized as follows:



                                                         2001                                               2002
                                 --------------------------------------------------  -----------------------------------------------
                                 SFAS               SFAS              Total          SFAS             SFAS             Total
                                 N(degree)109       N(degree)109      deferred       N(degree)109     N(degree)109     deferred
                                 applied to         applied to        taxes under    applied to       applied to US    taxes
                                 Chilean GAAP       US GAAP           SFAS           Chilean GAAP     GAAP             under SFAS
                                 balances           adjustments       N(degree)109   balances         adjustments      N(degree)109
                                 -----------------  --------------  ---------------  ---------------  ---------------- -------------
                                         ThCh$           ThCh$            ThCh$             ThCh$           ThCh$             ThCh$
Current deferred tax assets:
Allowance for doubtful                  199,864               -          199,864           195,533               -           195,533
accounts
Provision for vacations                 200,669               -          200,669           174,666               -           174,666
Provision for obsolescence                    -               -                -             7,106               -             7,106
Inventories                             979,693               -          979,693           883,403               -           883,403
Fixed assets depreciation                 6,995               -            6,995                 -               -                 -
Other                                   658,977               -          658,977           245,000               -           245,000
                                 -----------------  -------------  ---------------  ---------------  ---------------- --------------
Total current deferred tax
assets                                2,046,198               -        2,046,198         1,505,708               -         1,505,708
Long-term deferred tax assets:
Inventories                              44,144               -           44,144                 -               -                 -
Allowance for doubtful                  356,570               -          356,570           361,942               -           361,942
accounts
Staff severance indemnities                   -               -                -                 -               -                -
Provision for obsolescence                    -               -                -           129,515               -           129,515
Tax loss carry forwards (1)           4,080,145                        4,080,145         6,377,900               -         6,377,900
                                 -----------------  -------------  ---------------  ---------------  ---------------- --------------
Subtotal long-term deferred           4,480,859               -        4,480,859         6,869,357              -          6,869,357
tax assets

Current deferred tax
liabilities
Other                                         -               -                -          (67,712)               -          (67,712)
                                 -----------------  -------------  ---------------  ---------------  ---------------- --------------
Subtotal current deferred tax                 -               -                -          (67,712)               -          (67,712)
liabilities

Long-term deferred tax
liabilities:
Fixed assets depreciation           (4,034,754)       (771,282)      (4,806,036)                -        (800,624)         (800,624)
PP&E Reappraisal                    (3,792,076)               -       (3,792,076)      (3,491,812)               -       (3,491,812)
Amortization of intangibles         (5,604,233)               -       (5,604,233)      (5,575,713)               -       (5,575,713)
Fixed assets depreciation                     -               -                -       (8,649,619)               -       (8,649,619)
Staff severance indemnities           (644,464)        (73,206)        (717,670)         (705,242)        (40,290)         (745,532)
Leasing                               (659,051)               -        (659,051)         (631,934)               -         (631,934)
Other                                         -               -                -          (33,017)               -          (33,017)
                                 -----------------  -------------  ---------------  ---------------  ---------------- --------------
Subtotal long-term deferred
tax liabilities                    (14,734,578)       (844,488)     (15,579,066)      (19,087,337)       (840,914)      (19,928,251)
                                 -----------------  -------------  ---------------  ---------------  ---------------- --------------
Net deferred tax assets             (8,207,521)       (844,488)      (9,052,009)      (10,779,984)       (840,914)      (11,620,898)
(liabilities) resulting from
application of SFAS
N(degree)109


(1) Benefits related to the Company's tax loss carry forwards total ThCh$4,080,145 and ThCh$6,377,900 as of December 31, 2001 and 2002,
     respectively, relate to the Company's operations in Chile and Peru. According to current Chilean tax legislation, tax losses may be carried forward indefinitely. Management estimates that transaction taxes will exceed the annual income tax liability until 2008 at which time management believes the deferred tax asset due to the tax loss carry forward will be realized. As of December 31, 2002 benefits related to accumulated tax losses related to the Company's Chilean operations were ThCh$3,199,580

     Benefits related to tax loss carry forwards, allowed by the Peruvian tax authorities, as of December 31, 2002 totaled ThCh$3,178,320 and may be used to offset future taxable income for the five years subsequent to the generation of taxable income. In accordance with current Peruvian tax legislation, these tax loss carry forwards are price-level restated by the wholesale price index.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(a)      Income taxes, continued:

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income (loss) calculated according to US GAAP as a result of the following:

                                                                        Years ended December 31,
                                                                ------------------------------------------
                                                                   2000          2001            2002
                                                                   ThCh$         ThCh$           ThCh$
                                                                ------------ --------------  ------------
          Tax provision (benefit) at statutory Chilean tax      (2,706,597)  (1,784,482)       1,019,384
          rates
          Increase (decrease) in rates resulting from:
             Tax effect resulting from foreign operations       (913,604)        909,214     (1,273,244)
             Tax exempt income from Chilean operations          (189,591)       (68,363)        (55,991)
             Effect of change in foreign tax rates                      -        911,246               -
             Effect of change in Chilean tax rates                      -       (20,071)               -
             Loss in tax exempt Chilean operations                      -        885,451       1,413,280
          Permanent tax difference
             Overseas losses                                    1,381,525      1,877,861       1,901,113
             Non-deductible expenses                                4,207          8,019           7,428
             Price-level restatement not accepted for tax
              Purposes                                          (281,716)        313,649         235,199
               -Depreciation of technical reappraisal of
          property, plant and equipment not                       (5,596)          1,080           3,815
          accepted for tax purposes
               -Investments in other companies                     18,603         50,050          50,345
               -Tax exempt income from Bolivian operations      (130,771)      (582,899)       (767,607)
               -Provisions and other                            1,052,559      (420,038)       (335,811)
          Permanent differences arising from Williamson         (11,186,232)   1,619,434         502,492
          Balfour merger
          Overseas Price level restatement                      (751,300)      (503,229)       (519,966)
                                                                ------------ --------------  ------------
               US GAAP  tax provision and effective tax rate    (13,708,513)   3,196,922       2,180,437
                                                                ============ ==============  ============


The Chilean statutory first category (corporate) income tax rate was 15% for 2000 and 2001, and 16% for 2002. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate legal entity basis.

The Bolivian statutory corporate income tax rate was 25%, and the sales transactions were subject to a 3% tax for the years 2000, 2001 and 2002. In accordance with Bolivian law, the Company's Bolivian subsidiaries compute and pay taxes on a separate legal entity basis.

In Peru the income tax rate was 30% for 2000 and 2001, and 27% in 2002. Employees' participation was 10% of taxable income for 2000, 2001 and 2002.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

Additional Disclosure Requirements, continued:

(b)      Statement of cash flows:

Under Chilean GAAP cash and cash equivalents are considered to be all highly liquid investments with a remaining maturity of less than 90 days at the closing date of the financial statements, whereas, US GAAP considers cash and cash equivalents to be all highly liquid investments with an original maturity date of less than 90 days. The difference between the balance under US GAAP and Chilean GAAP of cash and cash equivalents is not material for the periods presented.

Cash and cash equivalents for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                                      Year ended December 31,
                                                        ----------------------------------------------------
                                                             2000               2001             2002
                                                            ThCh$              ThCh$             ThCh$
                                                        ---------------    ---------------  ----------------

 Cash deposits that are cash equivalents                   3,685,713          6,851,757           9,822,744
 Time deposits that are cash equivalents                     586,591         17,398,855           6,461,597
 Marketable securities that are cash equivalents             297,451          4,185,849           9,836,995
                                                        ---------------    ---------------  ----------------
      Total cash and cash equivalents                      4,569,755         28,436,461          26,121,336
                                                        ===============    ===============  ================


(c) Segment information:

As described in Note 1, the Company is principally involved in the production and distribution of Coca-Cola soft drinks and accordingly has only one reportable operating segment. However, the Company has three reportable geographic segments: Chile, Bolivia and Peru. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. They are managed separately because each business requires different technology and marketing strategies.

No customer accounted for over 10% of the Company's total consolidated revenues in 2000, 2001 nor 2002. Long-lived assets are comprised principally of property, plant and equipment, goodwill, negative goodwill and investments in related companies. The following segment information has been disclosed in accordance with US reporting requirements; however, the information presented has been determined in accordance with Chilean GAAP.

December 31, 2000
-----------------------------------
                                                                                                            Consolidated
                                        Chile            Bolivia          Peru           Eliminations          Total
                                        ThCh$             ThCh$           ThCh$             ThCh$              ThCh$
                                   -----------------  -------------- ----------------  -----------------  -----------------
Revenues                              127,161,409      33,662,679       77,070,358                  -         237,894,446
Net Income before income taxes       (17,159,037)         871,811        3,547,816        (5,931,906)        (18,671,316)
Net Income                           (11,778,461)         871,811        3,874,613        (6,760,296)        (13,792,333)
Interest revenue                        2,956,185         148,627          379,097                  -           3,483,909
Interest expense                     (19,650,809)        (62,432)        (893,668)                  -        (20,606,909)
Depreciation                          (9,190,220)     (4,340,503)      (7,187,490)          (990,462)        (21,708,675)
Goodwill amortization                (12,926,632)       (954,103)      (3,236,852)                  -        (17,117,587)
Income tax expense                      (992,211)          -               422,081                  -           (570,130)
Long-lived assets                     803,499,730      40,121,629       63,349,442      (734,302,600)         172,668,201
Total assets                        1,093,834,088      62,527,318      162,703,075      (750,548,061)         568,516,420

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(c)      Segment information, continued:

December 31, 2001
---------------------------------
                                                                                                            Consolidated
                                      Chile             Bolivia           Peru           Eliminations          Total
                                      ThCh$              ThCh$            ThCh$             ThCh$              ThCh$
                                 -----------------  ---------------- ----------------  -----------------  -----------------
Revenues                            118,436,034        36,612,693       83,084,574                  -         238,133,301
Net Income before income taxes        (746,089)         2,797,233      (1,204,585)       (10,687,484)         (9,840,925)
Net Income                            2,613,748         1,545,823      (2,720,478)       (10,142,021)         (8,702,928)
Interest revenue                        448,540            90,277          768,357                  -           1,307,174
Interest expense                   (18,308,160)          (26,560)        (179,296)                  -        (18,514,016)
Depreciation                          7,741,387         3,500,175        7,958,553          1,133,000          20,333,115
Goodwill amortization              (12,869,800)       (1,056,310)      (3,799,308)                  -        (17,725,418)
Income tax expense                    (239,251)       (1,251,408)        (908,078)                  -         (2,398,737)
Long-lived assets                   882,385,987        47,943,058       65,689,781      (818,501,419)         177,517,407
Total assets                      1,171,704,422        72,918,065      178,410,637      (835,347,889)         587,685,235





December 31, 2002
---------------------------------
                                                                                                            Consolidated
                                      Chile             Bolivia           Peru           Eliminations          Total
                                      ThCh$              ThCh$            ThCh$             ThCh$              ThCh$
                                 -----------------  ---------------- ----------------  -----------------  -----------------
Revenues                              113,721,539        34,478,569       90,507,768                  -       238,707,876
Net Income before income taxes       (14,695,316)         1,465,751      (1,220,467)        (3,832,625)      (18,282,657)
Net Income                           (10,946,242)           331,730      (2,022,323)        (3,836,259)      (16,473,094)
Interest revenue                        3,967,189            43,761        1,304,406                  -         5,315,356
Interest expense                     (18,060,868)          (54,261)        (248,688)                  -      (18,363,817)
Depreciation                          (7,910,964)       (4,086,299)      (9,460,252)                  -      (21,457,515)
Goodwill amortization                (12,916,088)       (1,125,501)      (4,075,904)             67,352      (18,050,141)
Income tax expense                      2,346,055       (1,134,020)         (99,978)                  -         1,112,057
Long-lived assets                     663,841,517        48,025,663       66,769,728      (600,148,452)       178,488,456
Total assets                          935,566,774        73,913,805      188,480,118      (626,114,149)       571,846,548

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(c)      Segment information, continued:

The changes in the carrying amount of goodwill on a segment basis, in accordance with US GAAP, for the year ended December 31, 2002 are as follows:



                                               Chile              Bolivia              Peru                Total
                                               ThCh$               ThCh$               ThCh$               ThCh$
                                           ---------------     --------------     ----------------    -----------------
Balance as of January 1, 2002                 220,329,412         16,784,139           54,035,043          291,148,594
Price-level restatement                         6,609,882            503,524            1,621,051            8,734,457
Goodwill acquired during the year                       -                  -                    -                    -
Impairment losses                                       -                  -                    -                    -
                                           ---------------     --------------     ----------------    -----------------
Balance as of December 31, 2002               226,939,294         17,287,663           55,656,094          299,883,051
                                           ===============     ==============     ================    =================



(d)      Goodwill and Other Intangible Assets



                                                                        For the year ended December 31,
                                                            --------------------------------------------------------
                                                                 2000                  2001               2002
                                                                 ThCh$                ThCh$              ThCh$
                                                            ----------------      ---------------    ---------------
      Reported net income                                       (5,052,009)         (15,174,799)        (2,502,941)
      Add back: Goodwill amortization                             2,576,537           15,813,803                  -
      Add back: Indefinite intangibles amortization               1,000,547            1,108,598                  -
                                                            ----------------      ---------------    ---------------
       Adjusted net income                                       (1,474,925)            1,747,602        (2,502,941)
                                                            ================      ===============    ===============

      Basic earnings per share:                                      (9.82)              (29.70)             (4.90)
      Add back: Goodwill amortization                                  5.01                30.96                  -
      Add back: Indefinite intangibles amortization                    1.95                 2.17                  -
                                                            ----------------      ---------------    ---------------
      Adjusted net income                                            (2.86)                 3.43             (4.90)
                                                            ================      ===============    ===============


(e)      Advertising Costs

The following advertising costs have been incurred by the Company for each of the years ended December 31,


                          2000                2001                2002
                          ThCh$               ThCh$               ThCh$
                      ---------------     --------------     ----------------

Advertising Costs       10,924,000         11,067,000           17,116,000

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(f) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Various limitations are inherent in the presentation, including the following:

- The data excludes non-financial assets and liabilities, such as property, plant and equipment, and goodwill; and

- While the data represents management's best estimates, the data is subjective and involves significant estimates regarding current economic and market conditions and risk characteristics.

The methodologies and assumptions used depend on the terms and risk characteristics of the various instruments and include the following:

- Cash and time deposits approximate fair value because of the short-term maturity of these instruments;

- Marketable securities with a readily determinable market value are recorded at fair value;

- Current liabilities that are contracted at variable interest rates, the book value is considered to be equivalent to their fair value;

- For interest-bearing liabilities with an original contractual maturity of greater than one year, the fair values are calculated by discounting contractual cash flows at current market origination rates with similar terms; and

- Derivative Instruments: The estimated fair value of foreign exchange forward contracts was determined using quoted market prices of financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Company would expect to receive or pay to terminate the contracts or agreements, taking into account current interest rates. As no quoted market prices are available for the interest rate swap and forward exchange rate instruments held by the Company, such estimates have been estimated using modeling and other valuation techniques.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(f) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

                                                                              December 31,
                                                   --------------------------------------------------------------------
                                                                2001                                2002

                                                     Book Value       Estimated          Book Value    Estimated Fair
                                                                      Fair Value                            Value
                                                                ThCh$                               ThCh$
                                                   --------------------------------    --------------------------------
    ASSETS
    Cash                                                6,851,757       6,851,757          9,822,744        9,822,744
    Marketable securities                               4,185,849       4,185,849          9,836,995        9,836,995
    Time deposits                                      17,398,855      17,398,855          6,461,597        6,461,597
    Trade accounts receivable                          15,035,972      15,035,972         13,962,749       13,962,749
    Notes receivable                                    2,495,188       2,495,188          1,876,358        1,876,358
    Miscellaneous receivable                              494,089         494,089            916,335          916,335

    LIABILITIES
    Short-term portion of long-term bank               15,074,618      15,074,618         17,716,921       17,716,921
    liabilities
    Current trade accounts payable                     15,466,999      15,466,999         17,644,169       17,644,169

    Current portion of bonds payable                    5,133,612       5,133,612         23,255,789       22,695,723
    Miscellaneous payable                               1,860,014       1,860,014          1,915,527        1,915,527
    Long-term bank liabilities                         43,922,363      43,922,363         62,536,340       62,536,340
    Long-term bonds payable                           174,777,685     177,577,552        131,971,359      137,348,190

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(g)      Staff severance indemnities:

The following data are presented under US GAAP for Company's termination indemnity benefit plans during each of the three years ended December 31, 2002.



                                                  As of December 31,
                                            ------------------------------------
                                               2001                2002
Changes in Benefit (obligations)               ThCh$               ThCh$
                                            --------------- --------------------

Obligation as of January 1...............     1,766,450         1,802,500
Price level restatement (1)..............      (62,830)           (54,790)
Service cost.............................       184,370           231,961
Interest cost............................       135,960           110,293
Actuarial gain (loss)....................       897,130         1,333,874
Benefits paid............................   (1,118,580)          (675,717)
                                            --------------- --------------------
Obligation as of December 31,............     1,802,500         2,748,121
                                            =============== ====================

(1) Reflects the effect of inflation on the provision for staff severance indemnities at the beginning of each period, adjusted to constant pesos of December 31, 2001.


                                                                            Years ended December 31,
                                                            ---------------------------------------------------
                                                                  2000                2001            2002
                                                            ------------------  ---------------- ----------------
Components of net periodic benefit expenses                       ThCh$               ThCh$           ThCh$

Service cost.............................................        191,580             184,370          231,961
Interest cost............................................        130,810             135,960          110,293
Actuarial gain (loss)....................................        759,110             897,130          658,157
                                                            ------------------  ---------------- ----------------
Total....................................................      1,081,500           1,217,460        1,000,411
                                                            ==================  ================ ================

Chilean Assumptions used as of December 31,
Real discount rate ......................................             7%                  7%               5%
Salary progression.......................................        Chilean             Chilean          Chilean
Mortality (1)............................................           RV85                RV85             RV85
Turnover   ..............................................          2.50%               2.50%            2.50%
Bolivian Assumptions used as of December 31,
Real discount rate ......................................         11.50%              11.50%           11.50%
Real Rate of salary progression..........................          4.00%               4.00%            4.00%
Mortality (1)............................................           RV85                RV85       RV Bolivia
Turnover   ..............................................             0%                  0%               0%

(1) The mortality tables used in the determination of the benefit obligation are the same as those used by Chilean Insurance Companies to calculate insurance life reserves, in accordance with Circular No. 491 issued March 29, 1985 by the Superintendency of Insurance and Securities.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(h)      Concentrations of credit risk:

(1)      Assets

Those assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not have any significant concentrations of credit risk at December 31, 2001 and 2002.

(2)      Coca-Cola Bottling Agreements

The majority of the Company's net sales are derived from the distribution of Coca-Cola soft drinks. The Company produces, markets and distributes Coca-Cola soft drinks through standard bottling agreements between the Company's individual bottling subsidiaries and The Coca-Cola Company. Under the bottling agreements, The Coca-Cola Company unilaterally sets the prices for Coca-Cola soft drink concentrates sold to the Company.

The Company is dependent on The Coca-Cola Company to renew such bottling agreements. The bottler agreements for the five operating regions of Embonor Bottling expire on various dates between December 31, 2003 and December 31, 2005. The bottler agreement for the operating region of Coca-Cola Embonor Bottling expires on June 30, 2003; the bottler agreement for the operating region of Iquique expires on June 30, 2003; and the bottler agreement for the Bolivian operating region expires on August 31, 2005. In Peru, the bottler agreements with The Coca-Cola Company expire on April 30, 2006. The bottling agreements are subject to termination by The Coca-Cola Company in the event of default by the Company or upon expiration in accordance with their respective terms. No assurance can be given that the bottling agreements will be renewed upon their expiration. Termination or non-renewal of the bottling agreements would have a significant adverse effect on the Company's business.

The soft drink and non-alcoholic beverage businesses are highly competitive in each of the Company's franchise territories. In each of its franchise territories the Company competes with bottlers of PepsiCo, Inc. as well as bottlers of regional brands. The Company's soft drink products also compete generally with other non-alcoholic beverages.

(3)      Collective bargaining agreements

All of the Company's labor is subject to collective bargaining agreements. Approximately 71.0% of Coca-Cola Embonor's employees in Chile and 30.3% of Coca-Cola Embonor's employees in Peru have collective bargaining agreements that will expire in two years. Approximately 47.0% of Coca-Cola Embonor's employees in Bolivia have collective bargaining agreements that will expire within one year. The Company does not expect to incur significant costs or experience adverse consequences in renewing such contracts.

                     Coca-Cola Embonor S.A. and Subsidiaries

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US dollars)


39.      Differences between Chilean GAAP and US GAAP, continued:

II.      Additional Disclosure Requirements, continued:

(i)      Recently issued accounting pronouncements:

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This standard requires that an asset retirement obligation ("ARO") associated with tangible long-lived assets be measured and recorded at the fair value when the obligation is incurred. An entity must also capitalize the cost of the ARO by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation and recognizes a gain or loss for any difference from the recorded amount. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 effective January 1, 2003. Management does not believe that implementation of this statement will have a significant effect on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned". The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB 51, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 immediately to variable interest entities created after January 31, 2003 and apply it to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The Company does not expect the interpretation to have a material impact on the Company's results of operation or financial position.

On January 23, 2003, the FASB Emerging Issues Taskforce issued Issue 00-21 "Issue Revenue Arrangements with Multiple Deliverables." This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment. The Company is currently assessing the impact of adopting this new guidance.

Item 19.  EXHIBITS

Exhibit
Number          Description
---------       -----------

    1.1* By-laws (estatutos) of Registrant, as amended on February 17, 1999 (English translation)

    1.2**       By-law amendments dated April 26, 2001.

    2.1* Foreign Investment Contract among Registrant, Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADRs (as amended by the Foreign Investment Contract dated April 22, 1999).

    2.2* Deposit Agreement, dated April 28, 1999, as amended and restated as of October, 1999 between the Registrant, The Bank of New York, and owners and beneficial owners of Rule 144A American Depository Receipts issued thereunder.

    2.3* Purchase Agreement dated April 23, 1999 between the Registrant and the Initial Purchasers for 4,965,300 American depositary Shares, each representing 10 Series B Shares

    4.1* Bottling Agreement effective July 1, 1998 between The Coca-Cola Company and Coca-Cola EmbonorS.A.

    4.2* Credit Loan Agreement dated as of April 27, 1999 between the Registrant, Embotelladora Arica Overseas, the Lenders, Dresdner Bank Luxembourg S.A., Wachovia Bank N.A., and Morgan Guaranty Trust Company of New York

    4.3* Share Purchase Agreement dated as of May 20, 1999, between Inchcape and Coca-Cola EmbonorS.A.

    4.4* Supply Agreement for plastic caps and Agreement of gratuitous loan of capping machines dated October 28, 1996 between Alusud Embalajes Chile Limitada and Embotelladora Williamson Balfour S.A. - Concepcion

    4.5* Supply Agreement for carbon dioxide gas dated December 31, 1998 between AGA S.A. and Embotelladoras Williamson Balfour S.A. - Vina del Mar, Talca and Concepcion

    4.6* Supply Agreement dated June 3, 1994 between Liquid Carbonic del Peru and Embotelladora Lima S.A. for liquid gas

    4.7* Supply Agreement for carbon dioxide gas dated July 1, 1997 between Liquid Carbonic Chile S.A. and Embotelladora Williamson Balfour S.A. - Vina del Mar, Talca, Concepcion, Temuco and Puerto Montt

    4.8* Supply Agreement for one way bottles dated October 1, 1997 between Crowpla Reicolite S.A. and Williamson Balfour S.A. - Vina del Mar, Talca, Concepcion, Temuco and Puerto Montt.

    4.9*** Share Purchase Agreement dated as of June 3, 1999 between ELSA Bottling and Coca-Cola EmbonorS.A.

    12.1        Statement re: computation of ratios

    21.1        List of Subsidiaries of the Registrant

    23.1        Consent of Ernst & Young Limitada

    99.1 Certification pursuant to 18U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    99.2 Certification pursuant to 18U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

------------------

(*) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration Statement, Reg. No. 333-11066, relating to the Exchange Offer for Series B Shares, filed with the Securities and Exchange Commission on October 27, 1999.
(**) Incorporated by reference to Coca-Cola Embonor's Form 20-F for the period ended December 31, 2000.
(***) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration
      Statement, Reg. No. 333-10702 relating to the Exchange Offer for 9 7/8% Notes due 2006, filed with the Securities and Exchange Commission on August 20, 1999.

                                    SIGNATURE

Pursuant to the requirements for Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Santiago, Chile on June 31, 2003.

                                   COCA-COLA EMBONOR S.A.



                                   By: /s/ Roger Ford
                                      ------------------------------------------
                                      Name:   Roger Ford
                                      Title:  Corporate Chief Financial Officer

                                 CERTIFICATIONS

I, Andres Vicuna Garcia-Huidobro, certify that:

1. I have reviewed this annual report on Form 20-F of Coca-Cola Embonor S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 26, 2003

                                        /s/ Andres Vicuna Garcia-Huidobro
                                        ---------------------------------
                                        Andres Vicuna Garcia-Huidobro
                                        Corporate General Manager

                                 CERTIFICATIONS

I, Roger Ford, certify that:

1. I have reviewed this annual report on Form 20-F of Coca-Cola Embonor S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 26, 2003

                                        /s/ Roger Ford
                                        ---------------------------------
                                        Roger Ford
                                        Corporate Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number          Description                                                      Page

    1.1*        By-laws (estatutos) of Registrant, as amended on February 17,
                1999 (English translation) 1.2** By-law amendments dated
                April 26, 2001.

    2.1* Foreign Investment Contract among Registrant, Bank of New York and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADRs (as amended by the Foreign
                Investment Contract dated April 22, 1999).

    2.2* Deposit Agreement, dated April 28, 1999, as amended and restated as of October, 1999 between the Registrant, The Bank of New
                York, and owners and beneficial owners of Rule 144A American
                Depository Receipts issued thereunder.

    2.3* Purchase Agreement dated April 23, 1999 between the Registrant and the Initial Purchasers for 4,965,300 American depositary
                Shares, each representing 10 Series B Shares

    4.1*        Bottling Agreement effective July 1, 1998 between The Coca-Cola
                Company and Coca-Cola EmbonorS.A.

    4.2*        Credit Loan Agreement dated as of April 27, 1999 between the
                Registrant, Embotelladora Arica Overseas, the Lenders, Dresdner
                Bank Luxembourg S.A., Wachovia Bank N.A., and Morgan Guaranty
                Trust Company of New York

    4.3*        Share Purchase Agreement dated as of  May 20, 1999, between
                Inchcape and Coca-Cola EmbonorS.A.

    4.4* Supply Agreement for plastic caps and Agreement of gratuitous loan of capping machines dated October 28, 1996 between Alusud
                Embalajes Chile Limitada and Embotelladora Williamson Balfour
                S.A. - Concepcion

    4.5* Supply Agreement for carbon dioxide gas dated December 31, 1998 between AGA S.A. and Embotelladoras Williamson Balfour S.A. -
                Vina del Mar, Talca and Concepcion

    4.6*        Supply Agreement dated June 3, 1994 between Liquid Carbonic del
                Peru and Embotelladora Lima S.A. for liquid gas

    4.7* Supply Agreement for carbon dioxide gas dated July 1, 1997 between Liquid Carbonic Chile S.A. and Embotelladora Williamson
                Balfour S.A. - Vina del Mar, Talca, Concepcion, Temuco and
                Puerto Montt

    4.8* Supply Agreement for one way bottles dated October 1, 1997 between Crowpla Reicolite S.A. and Williamson Balfour S.A. -
                Vina Del Mar, Talca, Concepcion, Temuco and Puerto Montt.

    4.9***      Share Purchase Agreement dated as of June 3, 1999 between ELSA
                Bottling and Coca-Cola EmbonorS.A.

    12.1        Statement re: computation of ratios

    21.1        List of Subsidiaries of the Registrant

    23.1        Consent of Ernst & Young Limitada

    99.1 Certification pursuant to 18U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    99.2 Certification pursuant to 18U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*)   Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration
      Statement, Reg. No. 333-11066, relating to the Exchange Offer for Series B
      Shares, filed with the Securities and Exchange Commission on October 27,
      1999.
(**) Incorporated by reference to Coca-Cola Embonor's Form 20-F for the period ended December 31, 2000.
(***) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration
      Statement, Reg. No. 333-10702 relating to the Exchange Offer for 9 7/8%
      Notes due 2006, filed with the Securities and Exchange Commission on August 20, 1999.