Form 20-F
period 2003-12-31
COCA COLA EMBONOR S A   /ADR/
filed 2004-06-30
CIK 1098127

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________________ to ________________

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

                              The Republic of Chile
                 (Jurisdiction of incorporation or organization

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

                                 [X] Yes [_] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                             [_] Item 17 [X] Item 18

                             COCA-COLA EMBONOR S.A.

                           (COCA-COLA EMBONOR COMPANY)

                       INDEX TO ANNUAL REPORT ON FORM 20-F

PART I

   Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............2

   Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...........................2

   Item 3.   KEY INFORMATION...................................................2

   Item 4.   INFORMATION ON THE COMPANY.......................................14

   Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................47

   Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................63

   Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................67

   Item 8.   FINANCIAL INFORMATION............................................70

   Item 9.   THE OFFER AND LISTING............................................71

   Item 10.  ADDITIONAL INFORMATION...........................................73

   Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......93

   Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........95


PART II

   Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................95

   Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS..............................................96

   Item 15.  CONTROLS AND PROCEDURES..........................................96

   Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT.................................96

   Item 16B. CODE OF ETHICS...................................................96

   Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................97

   Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.......97

   Item 16E. PURCHASES OF EQUITY SECURITIES...................................97


PART III

   Item 17.  FINANCIAL STATEMENTS.............................................98

   Item 18.  FINANCIAL STATEMENTS.............................................98

   Item 19.  EXHIBITS.........................................................99

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

             PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     Included elsewhere in this annual report are the historical audited consolidated balance sheets at December 31, 2002 and 2003 for Coca-Cola Embonor including its subsidiaries, and the related historical audited consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. We refer to these financial statements, together with the notes thereto, as the Coca-Cola Embonor consolidated financial statements.

     Coca-Cola Embonor's consolidated financial statements are presented in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") and the rules of the Chilean Superintendency of Securities and Insurance. Chilean GAAP differs in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For a discussion of the differences between Chilean GAAP and U.S. GAAP as they relate to us, together with a reconciliation of net income and total shareholders' equity to U.S. GAAP, see "Operating and Financial Review and Prospects--Liquidity and Capital Resources--U.S. GAAP Reconciliation" (Item 5.B) and Note 37 to the Coca-Cola Embonor consolidated financial statements. Coca-Cola Embonor's Bolivian and Peruvian subsidiaries prepare their respective financial statements in accordance with Chilean GAAP for consolidation purposes and for purposes of local taxation, in accordance with local generally accepted accounting principles. The financial statements as of and for the years ended December 31, 2002 and 2003 were audited by Ernst & Young Limitada, independent accountants. The financial statements as of and the year ended December 31, 2001 were audited by Langton Clarke Limitada, a member firm of Andersen Worldwide who have ceased operations (see Item 3D, Risk Factors).

     The Accountants Association of Chile issued Technical Bulletin No. 64 ("BT 64"), which states that the financial statements of foreign subsidiaries that operate in countries with unstable economic environments that are exposed to significant risks, restrictions or inflation/exchange rate fluctuation, must be remeasured in U.S. dollars. The foreign subsidiaries of Coca-Cola Embonor are considered to operate in unstable economic environments. In addition, Chilean GAAP requires that the financial statements of Coca-Cola Embonor and Embonor Bottling be adjusted to reflect changes in the purchasing power of the Chilean peso due to inflation. The application of BT 64 results in the comprehensive separation of the effects of inflation in Chile from the changes in foreign currency translation with respect to Coca-Cola Embonor's investments in its subsidiaries in Peru and Bolivia. BT 64 differs from the foreign currency translation procedures to which a US investor would be accustomed under U.S. GAAP. In the opinion of the management of Coca-Cola Embonor, the application of BT 64 with respect to the translation of non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP. The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, have not been eliminated. For a more detailed discussion, see Notes 2(c) and 25 to the Coca-Cola Embonor consolidated financial statements..

     Certain figures included in this annual report and in the financial statements have been rounded for ease of presentation. Percentage figures included in this annual report have in some cases been calculated on the basis of such figures prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the consolidated financial statements of Coca-Cola Embonor and Embonor Bottling. Other amounts that appear in this annual report may also not sum due to rounding.

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

                                     PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

Coca-Cola Embonor

     The following table presents selected consolidated and other financial and operating information for Coca-Cola Embonor at the dates and for the periods indicated and should be read in conjunction with and is qualified in its entirety by reference to the Coca-Cola Embonor audited consolidated financial statements, including the Notes, included elsewhere in this annual report and the data set forth in "Presentation of Financial Information." The selected financial information at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 has been derived from and should be read in conjunction with the Coca-Cola Embonor consolidated financial statements, including the Notes, included elsewhere in this annual report. The financial statements as of and for the years ended December 31, 2002 and 2003 were audited by Ernst & Young Limitada, independent accountants. The selected consolidated financial information at December 31, 1999, 2000 and 2001, and for the years ended December 31, 1999, 2000 and 2001, has been derived from the audited consolidated financial statements of Coca-Cola Embonor audited by Langton Clarke Limitada, independent accountants, who have ceased operations (see Item 3D, Risk Factors), which are not included elsewhere in this annual report. The consolidated financial statements of Coca-Cola Embonor are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to the Coca-Cola Embonor Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods presented. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources--U.S. GAAP Reconciliation" (Item 5.B).

     Coca-Cola Embonor completed the acquisition of Embonor Bottling--formerly Embotelladoras Williamson Balfour--in May 1999 in Chile, and ELSA Bottling and Iquitos in June 1999 in Peru. Coca-Cola Embonor's consolidated results include the results of Embonor Bottling on a consolidated basis as from January 1, 1999. As described below, the Peruvian subsidiary was sold in January of 2004. All the effects of this transaction were recognized in income as of December 31, 2003. Coca-Cola Embonor's Bolivian and Peruvian subsidiaries prepare their financial statements in accordance with both Chilean GAAP for consolidation purposes and in accordance with local generally accepted accounting principles for purposes of local taxation. The Coca-Cola Embonor consolidated financial statements reflect the Chilean GAAP results of Coca-Cola Embonor's Bolivian and Peruvian subsidiaries translated into Chilean pesos. The Company prepares a reconciliation of the consolidated financial statements with U.S. GAAP. For more information, refer to Note 37 of the consolidated financial statements.

     Technical Bulletin 64 of the Chilean Association of accountants ("BT 64") requires that the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and that operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations be remeasured in U.S. dollars. Remeasurement into U.S. dollars of non-Chilean subsidiaries requires foreign currency denominated monetary assets and liabilities to be converted into U.S. dollars at year-end rates of exchange, non-monetary assets, liabilities and shareholders' equity are converted at historical rates of exchange as of the date of acquisition or incurrence, as the case may be, and income and expense accounts are converted at the average monthly exchange rate for the month in which the transactions occurred. The effects of any exchange rate fluctuations are included in the results of operations for that period. Amounts remeasured in U.S. dollars are translated into the reporting currency, the Chilean peso, using the exchange rate as of the balance sheet date. Translation adjustments arising from the translation to the Chilean peso are included in shareholders' equity on Coca-Cola Embonor's consolidated balance sheet under the caption "Cumulative translation adjustment." See Note 23(c) to Coca-Cola

Embonor's consolidated financial statements. As required by Chilean GAAP, Coca-Cola Embonor's financial statements are adjusted to reflect changes in purchasing power of the Chilean peso due to inflation. These changes are based on the consumer price index ("CPI") measured from December 1 to November 30 of the previous year. Unless otherwise specified, financial data regarding Coca-Cola Embonor is presented in constant Chilean pesos of December 31, 2003 purchasing power. See Note 2 (c) to the Coca-Cola Embonor Consolidated Financial Statements. Between January 1, 2002 and December 31, 2002, the CPI in Chile reflected an increase of 3.0%. Between January 1, 2003 and December 31, 2003, the CPI in Chile reflected an increase of 1.0%.

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

     On January 29, 2004, we sold our entire direct and indirect equity interest in our Peruvian subsidiary ELSA Bottling, which interest represented 60.45% of the outstanding stock of ELSA Bottling, to the Peruvian company Corporacion Jose
R. Lindley S.A. The sale price was US$129.9 million, which was paid on the same date.

     The effects of this transaction were recognized in income, and consisted of the following:

a) The net effect on our equity was estimated to be a decrease of Ch$11,223 million because of a charge to income for the difference between the sales price and the carrying value of the investment. See Note 24(b) to Coca-Cola Embonor's consolidated financial statements.

b) There was also an amount of Ch$15,095 million relating to the cumulative translation adjustment of recording this investment in US dollars over the period of our ownership. This amount has been passed through income for the period; however, this adjustment had no effect on our shareholders equity as the cumulative translation adjustment account forms part of our shareholders' equity. See Notes 23 and 24(b) to Coca-Cola Embonor's consolidated financial statements.

c) Certain deferred financing fees were taken into income amounting to Ch$ 2,803 million. Therefore the total charge to income amounted to Ch$ 29,121 million.

     With the proceeds of the sale we reduced certain of our outstanding indebtedness. On January 30, 2004, we voluntary redeemed a portion of our outstanding Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the aggregate amount of Ch$19,828 million. See Note 35 to Coca-Cola Embonor's consolidated financial statements.

     On February 3, 2004, part of the loan with Wachovia Bank in the amount of US$7.5 million was prepaid. See Note 35 to Coca-Cola Embonor's consolidated financial statements.

     The entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid on February 4, 2004. The amount paid was Ch$26,949 million. See Note 35 to Coca-Cola Embonor's consolidated financial statements.

     As a result of the prepayment of debt indicated with the funds received from the sale of our investment in ELSA Bottling, we recognized Ch$2,803 million in other non-operating expenses for the deferred expenses associated with these borrowing transactions, through a provision. See Note 35 to Coca-Cola Embonor's consolidated financial statements.

     Beginning January 1, 2001, the Parent Company and its subsidiaries Embotelladora Iquique S.A., Embonor S.A. and Embotelladoras Bolivianas Unidas S.A. changed their depreciation method for machinery and transportation equipment to depreciate according to real production hours. According to historic production statistics, this method determines the rate in pesos for each production hour of these assets. This rate is multiplied by the real production hours during the fiscal year. The change in the depreciation method of these fixed assets meant recognizing a lower charge of Ch$2,143 million against consolidated income in 2001, Ch$ 2,386 million in 2002 and Ch$ 2,585 million in 2003.

     Beginning January 2000, the estimate corresponding to the remaining liability for the guarantee for bottles and cases was adjusted, considering the results of periodic inventories of bottles and cases held by customers, valued at the average amounts paid out as deposits of bottles and cases during the last five years. The foregoing resulted in a decrease in liabilities amounting to Ch$9,097 million which was recorded as a credit to non-operating income, net of a charge of Ch$4,493 million against income due to the corresponding effect of the decrease of bottles and cases in fixed assets. Starting the year ended December 31, 1999, the liability for bottle deposits was calculated by reference to historical amounts, and the obligation represented the amount of accumulated historical deposits received. On December 31, 2003, we recorded the reversal of part of the liabilities for bottle guarantee deposits based on the results of a survey of bottles existing on the market. This reversal generated a credit of Ch$1,888 million to income, which is shown in "other non-operating income." See
Note 21 to Coca-Cola Embonor's consolidated financial statements and Item 5.

U.S. GAAP Reconciliation

     The principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor are:

     o inflation accounting under Chilean GAAP, which has not been reversed in the reconciliation to U.S. GAAP,

     o    the recognition of the fair value of derivative instruments,

     o the revaluation and depreciation of certain property, plant and equipment on the basis of a technical appraisal,

     o accounting for the purchase of the subsidiaries at fair value, thus causing a different amount of goodwill,

     o treatment of goodwill and intangibles and consideration of impairment tests,

     o    the accounting for deferred taxes, and

     o    the accounting for staff severance indemnities.

Note 37 of the Coca-Cola Embonor consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor. It also includes a discussion of a reconciliation to U.S. GAAP of net income and total shareholders' equity. The net loss after reconciliation to U.S. GAAP was Ch$15,327 million in 2001, Ch$2,528 million in 2002 and Ch$32,282 million in 2003. Under Chilean GAAP, shareholders' equity at December 31, 2003 was Ch$199,508 million, as compared to Ch$211,493 million under U.S. GAAP, which represents an difference of 6.0%.

Coca-Cola Embonor

                                                                               At or for the Year ended December 31,

                                                                      1999 (1)        2000 (1)        2001 (1)        2002 (1)
                                                                      --------        --------        --------        --------
                                                                                             (audited)
                                                                      (in millions of Ch$ and US$, except ratios, sales volume
                                                                                   data and per share amounts)
Income Statement Data:

Chilean GAAP:

   Net sales ...................................................   Ch$ 204,355     Ch$ 240,274     Ch$ 240,514     Ch$ 241,095
   Cost of sales ...............................................      (124,356)       (143,740)       (142,276)       (140,679)
   Administrative and selling expenses .........................       (62,291)        (76,339)        (72,566)        (80,451)
                                                                      --------        --------        --------        --------
   Operating income ............................................        17,708          20,195          25,672          19,965
   Non-operating income (expenses)(2) ..........................       (28,537)        (39,053)        (35,612)        (38,431)
   Taxes and minority interests ................................         2,280          (1,509)         (2,486)            875
     Extraordinary items .......................................             -           6,437           3,635             927
   Amortization of negative goodwill ...........................            37               -               -              26
                                                                      --------        --------        --------        --------
   Net income (loss) ...........................................   Ch$  (8,512)    Ch$ (13,930)    Ch$  (8,791)    Ch$ (16,638)
                                                                      --------        --------        --------        --------
   Net income (loss) per Series A share (in Ch$ and US$) .......        (15.88)         (27.13)         (17.54)         (33.21)
   Net income (loss) per Series B share (in CH$ and US$) .......        (16.66)         (27.06)         (16.90)         (31.98)
   Dividends per share (in CH$ and US$) ........................           9.2               -               -               -

U.S. GAAP:

   Net sales from continuing operations ........................   Ch$ 167,857     Ch$ 163,635     Ch$ 156,599     Ch$ 149,682
   Net sales from discontinued operations ......................        37,399          77,841          83,915          91,413
                                                                      --------        --------        --------        --------
   Net sales ...................................................   Ch$ 205,256     Ch$ 241,476     Ch$ 240,514     Ch$ 241,095
                                                                      --------        --------        --------        --------
   Operating Income (loss) .....................................         7,246          (6,611)         (1,378)          7,466
   Net Income (loss) from continuing operations ................       (10,176)         (6,604)        (12,475)         (3,774)
   Net income (loss) from discountinued operations .............        (5,234)          1,502          (2,852)          1,246
                                                                      --------        --------        --------        --------
   Net income (loss) ...........................................   Ch$ (15,410)    Ch$  (5,102)    Ch$ (15,327)    Ch$  (2,528)
                                                                      --------        --------        --------        --------
   Net Income (loss) from continuing operations Series A Share          (18.98)         (12.86)         (24.90)          (7.53)
   Net Income (loss) from continuing operations Series B Share          (19.93)         (12.83)         (23.98)          (7.26)
   Net Income (loss) from discontinued operations Series A Share         (9.76)           2.92           (5.69)           2.49
   Net Income (loss) from discontinued operations Series B Share        (10.25)           2.92           (5.48)           2.40

Balance Sheet Data:

Chilean GAAP:

   Total assets ................................................   Ch$ 621,400     Ch$ 574,202     Ch$ 593,562     Ch$ 577,029
   Short-term debt (3) .........................................        80,695          40,894          61,309          83,735
   Long-term debt (4) ..........................................       238,227         239,994         239,646         213,573
   Total shareholders' equity ..................................       267,575         246,543         241,195         226,490
   Paid in capital .............................................       234,416         225,802         225,802         225,802

U.S. GAAP:

   Total assets ................................................   Ch$ 606,527     Ch$ 572,986     Ch$ 591,244     Ch$ 529,392
   Short-term debt .............................................        84,243          36,775          61,916          93,054
   Long-term debt ..............................................       238,227         237,555         240,080         193,945
   Total shareholders' equity ..................................       261,038         258,472         247,099         238,225
   Paid in capital .............................................       234,416         225,802         225,802         225,802

Other Financial Information:

Chilean GAAP:

   Depreciation and amortization ...............................   Ch$  17,430     Ch$  22,935     Ch$  21,656     Ch$  22,852
   Capital expenditures ........................................        32,281          17,486          13,812          15,371
   Ratio of total debt to total capitalization (5) .............          0.59            0.52            0.54            0.56

U.S. GAAP:

   Capital expenditures ........................................        31,594          17,486          13,812          15,371
   Ratio of total debt to capitalization .......................          0.61            0.50            0.54           0. 60

Other Operating Data (in millions of UCs):(6)

   Sales volume of Coca-Cola soft drinks .......................   UCs   147.1     UCs   147.2     UCs   148.0     UCs   148.9
   Sales volume of other beverages .............................          27.1            27.0            26.8            28.0


                                                                      2003 (1)        2003 (1)
                                                                      --------        --------
Income Statement Data:

Chilean GAAP:

   Net sales ...................................................   Ch$ 221,081     US$     372
   Cost of sales ...............................................      (133,114)           (224)
   Administrative and selling expenses .........................       (71,642)           (120)
                                                                      --------        --------
   Operating income ............................................        16,325              28
   Non-operating income (expenses)(2) ..........................       (53,497)            (90)
   Taxes and minority interests ................................         3,036               5
     Extraordinary items .......................................             1               -
   Amortization of negative goodwill ...........................            37               -
                                                                      --------        --------
   Net income (loss) ...........................................   Ch$ (34,098)    US$     (57)
                                                                      --------        --------
   Net income (loss) per Series A share (in Ch$ and US$) .......        (68.05)         (11.46)
   Net income (loss) per Series B share (in CH$ and US$) .......        (65.55)         (11.04)
   Dividends per share (in CH$ and US$) ........................             -               -

U.S. GAAP:

   Net sales from continuing operations ........................   Ch$ 148,409     US$     250
   Net sales from discontinued operations ......................        72,672             122
                                                                      --------        --------
   Net sales ...................................................   Ch$ 221,081     US$     372
                                                                      --------        --------
   Operating Income (loss) .....................................       (24,992)            (42)
   Net Income (loss) from continuing operations ................        (1,710)             (3)
   Net income (loss) from discountinued operations .............       (30,572)            (51)
                                                                      --------        --------
   Net income (loss) ...........................................   Ch$ (32,282)    US$     (54)
                                                                      --------        --------
   Net Income (loss) from continuing operations Series A Share           (3.41)              -
   Net Income (loss) from continuing operations Series B Share           (3.29)              -
   Net Income (loss) from discontinued operations Series A Share        (61.02)              -
   Net Income (loss) from discontinued operations Series B Share        (58.77)              -

Balance Sheet Data:

Chilean GAAP:

   Total assets ................................................   Ch$ 485,225     US$     817
   Short-term debt (3) .........................................       102,895             173
   Long-term debt (4) ..........................................       140,777             237
   Total shareholders' equity ..................................       199,508             336
   Paid in capital .............................................       225,802             380

U.S. GAAP:

   Total assets ................................................   Ch$ 466,805             786
   Short-term debt .............................................       119,409             201
   Long-term debt ..............................................       129,543             218
   Total shareholders' equity ..................................       211,493             356
   Paid in capital .............................................       225,802             380

Other Financial Information:

Chilean GAAP:

   Depreciation and amortization ...............................   Ch$  20,009     US$      34
   Capital expenditures ........................................        12,881              22
   Ratio of total debt to total capitalization (5) .............          0.56               -

U.S. GAAP:

   Capital expenditures ........................................        12,881              22
   Ratio of total debt to capitalization .......................         0. 63               -

Other Operating Data (in millions of UCs):(6)

   Sales volume of Coca-Cola soft drinks .......................   UCs   160.6               -
   Sales volume of other beverages .............................          26.1               -

----------

(1) As of and for the year ended December 31, 1999, 2000, 2001, 2002 and 2003, Coca-Cola Embonor's consolidated financial statements include Embonor Bottling, ELSA Bottling and Iquitos, which Coca-Cola Embonor acquired in 1999. Under Chilean GAAP, Coca-Cola Embonor's participation in the acquired subsidiary Embonor Bottling has been included in consolidated net income, retroactive to January 1, 1999. Under U.S. GAAP, Coca-Cola Embonor would not be permitted to participate in the acquired subsidiary's results of operations prior to May 20, 1999, the date of finalization of the transaction.

(2) Non-operating income for the year ended December 31,1999 includes financial income and the amortization of goodwill amounting to Ch$25,043 million reflecting the increase in financial income, and financial expenses resulting from the financing obtained to purchase the bottling operations of Inchcape plc in Chile and Peru.

(3) Short-term debt is presented as current liabilities in the balance sheet of Coca-Cola Embonor's financial statements and includes the current portion of long-term bank liabilities, the current portion of other long-term liabilities, the current portion of bonds payable, trade accounts payable, notes payable, miscellaneous payables, amounts payable to related companies and other accrued liabilities. Under U.S. GAAP, short-term debt includes short-term debt as presented under Chilean GAAP plus, when applicable, the U.S. GAAP adjustment for derivatives and provision for sale of Embotelladora Latinoamericana S.A. (ELSA). For more information, see Note 21 to Coca-Cola Embonor's consolidated financial statements.

(4) Long-term debt is presented as long-term liabilities in the balance sheet of Coca-Cola Embonor's financial statements and includes long-term bank liabilities, bonds payable, provisions and other long-term liabilities. Under U.S. GAAP, long-term debt includes long-term debt as presented under Chilean GAAP plus the U.S. GAAP adjustment for the deferred tax effect of applying SFAS No. 109, staff severance indemnities and derivatives. For more information, see Note 21 to Coca-Cola Embonor's consolidated financial statements.

(5) Total capitalization is calculated as the sum of long-term debt (including current portion), minority interest and total shareholders' equity. Shareholders' equity under U.S. GAAP differs from Chilean GAAP primarily in the technical reappraisal of property, plant and equipment, amortization of goodwill, deferred income taxes and minimum dividends.

(6) A unit case or UC in the bottling industry refers to 192 ounces of finished product or an amount of syrup or concentrate required to make 192 ounces of finished product.

                    CURRENCY PRESENTATION AND EXCHANGE RATES

Currency Presentation

     In this annual report, our references to "$," "U.S.$," "US$," "U.S. dollars" or "dollars" are to United States dollars. References to "pesos" or "Ch$" are to constant Chilean pesos as of December 31, 2003. References to "UF" are to Unidades de Fomento, which are inflation-indexed, Chilean peso-denominated monetary units. References to "S," "S/," "nuevo sol" or "nuevos soles" are to constant Peruvian nuevos soles as of December 31, 2003. References to "B$" and "bolivianos" are to Bolivian bolivianos. The UF rate is set daily in advance based on the change in the consumer price index in relation to the previous month as reported in the monthly publication of the Central Bank of Chile. In some cases, this annual report contains translations of peso amounts into U.S. dollars at specified rates. These translations are provided solely for your convenience and should not be construed as representations that the peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at that rate. Unless we indicate otherwise, the U.S. dollar amounts have been translated from pesos based on the "observed exchange rate" (which is explained below under "--Exchange Rates in Chile") reported by the Central Bank for December 31, 2003, which was Ch$593.80 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate in New York City for Chilean pesos. Unless we indicate otherwise, these U.S. dollar amounts have been translated from nuevos soles at an exchange rate of S/3.464 per U.S.$1.00, the average of the bid and offered exchange market rate published by the Peruvian Superintendencia de Banca y Seguros, the Superintendency of Banking and Insurance, as of December 31, 2003. See below "-- Exchange Rates in Peru."

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

     Purchases and sales of foreign exchange may be effected outside the Formal Exchange Market through the Mercado Cambiario Informal, which we refer to as the Informal Exchange Market. There are no limits imposed on the fluctuations of the exchange rates in the Informal Exchange Market above or below the observed exchange rate. Coca-Cola Embonor estimates that, since 1992, the year-end rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market has fluctuated between approximately 12.5% below and 12.5% above the observed exchange rate. As of December 31, 2003, the rate of exchange for Chilean pesos into U.S. dollars on the Informal Exchange Market was less than one percent below the observed exchange rate.

     All payments on our dollar denominated debt are required to be made using U.S. dollars purchased in the Informal Exchange Market. No access to the Formal Exchange Market has been given for the purchase of dollars to make such payments. See "Additional Information--Exchange Controls" (Item 10).

     The following table shows the annual low, high, average and year-end observed exchange rates for U.S. dollars reported by the Central Bank for the periods and dates indicated. The information in this table reflects Chilean pesos at historical values rather than in constant Chilean pesos. The high and low exchange rates provided in the table are the actual high and low, on a day-by-day basis, for each period. The average rate for the years 1999 through 2003 is in each case the average of month-end exchange rates during such year.

                                             Observed Exchange Rates
                                             -----------------------
                                     Low         High      Average   Period-End
                                     ---         ----      -------   ----------
                                                  (Ch$ per US$)

Year ended December 31,
       1999.....................    468.69      550.93      508.96     530.07
       2000.....................    501.04      580.37      539.49     573.65
       2001.....................    557.13      716.62      634.94     654.79
       2002.....................    641.75      756.56      688.94     718.61
       2003.....................    593.10      758.21      691.40     593.80
       January 2004.............    559.21      596.78      573.64     591.42
       February 2004............    571.35      594.32      584.31     592.87
       March 2004...............    588.04      623.21      603.91     616.41
       April 2004...............    596.61      624.98      608.19     624.98
       May 2004.................    622.25      644.42      635.76     636.02

The exchange rate for U.S. dollars as of  May 31, 2004 was Ch$636.02 per U.S.$.

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

     The following table shows, for the periods and dates indicated, the annual low, high, average and year-end exchange rates for U.S. dollars established by Superintendencia de Banca y Seguros, the Superintendency of Banking and Insurance, or SBS. The information in this table reflects Peruvian nuevos soles at historical values rather than in constant Peruvian nuevos soles. The high and low exchange rates provided in the table are the highest and lowest of the 12 month-end exchange rates for each year based on the SBS Exchange Rate. The average rate for the years 1999 through 2003 is in each case the average of month-end exchange rates during such year.

                                               SBS Exchange Rates
                                               ------------------
                                        Low       High      Average   Period-End
                                        ---       ----      -------   ----------
                                            (nominal nuevos soles per US$)

Year ended December 31,
       1999.......................     3.336      3.511      3.403      3.511
       2000.......................     3.453      3.531      3.495      3.527
       2001.......................     3.430      3.631      3.510      3.446
       2002.......................     3.429      3.652      3.500      3.515
       2003.......................     3.463      3.496      3.477      3.464
       January 2004...............     3.453      3.500      3.468      3.500
       February 2004..............     3.473      3.506      3.484      3.473
       March 2004.................     3.459      3.476      3.466      3.461
       April 2004.................     3.459      3.487      3.470      3.484
       May 2004...................     3.483      3.495      3.488      3.489

The exchange rate for U.S. dollars as of May 31, 2004 was 3.489 nominal nuevos soles per U.S.$.

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

                                                BS Exchange Rates
                                                -----------------
                                        Low       High      Average   Period-End
                                        ---       ----      -------   ----------
                                                (Bolivianos per US$)

Year ended December 31,
       1999.......................     5.65       6.00       5.84       6.00
       2000.......................     6.00       6.40       6.21       6.40
       2001.......................     6.40       6.83       6.64       6.83
       2002.......................     6.83       7.50       7.21       7.50
       2003.......................     7.50       7.84       7.68       7.84
       January 2004...............     7.84       7.86       7.85       7.86
       February 2004..............     7.86       7.87       7.87       7.87
       March 2004.................     7.87       7.90       7.89       7.90
       April 2004.................     7.90       7.91       7.91       7.91
       May 2004...................     7.91       7.92       7.92       7.92

The exchange rate for U.S. dollars as of May 31, 2004 was 7.92 Bolivianos per U.S.$.

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

     On June 15, 2002, Arthur Andersen LLP ("Arthur Andersen"), the U.S. member firm of Andersen Worldwide S.C., was convicted of obstruction of justice arising from the U.S. government's investigation of Enron Corp., and on August 31, 2002, Arthur Andersen ceased its audit practice before the United States Securities and Exchange Commission (the "SEC"). Our former independent accountant, Langton Clarke Limitada, was the Chilean member firm of Andersen Worldwide S.C. and as a result has also ceased its audit practice before the SEC. As a foreign SEC registrant, we are required to file with the SEC annual financial statements audited by an independent public accountant registered to practice before the SEC. We engaged Ernst & Young Limitada, independent accountants and a member firm of Ernst & Young Global, to serve as our independent auditor for 2002 and 2003. Langton Clarke Limitada had audited our financial statements for the year ended December 31, 2001, and had consented to the incorporation by reference of their reports covering those financial statements in our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC. Our Annual Report on Form 20-F for the year ended December 31, 2002 includes the financial statements audited by Langton Clarke Limitada for the year ended December 31, 2001. Our securities holders may have no effective remedy against Langton Clarke Limitada in connection with a material misstatement or omission in our 2001 financial statements or herein based upon such financial statements.

Risks Relating to Coca-Cola Embonor

     Our bottler agreements with The Coca-Cola Company are critical to our operations, and changes in our relationship with The Coca-Cola Company could reduce our operating income.

     We produce, market and distribute Coca-Cola soft drinks under standard bottler agreements with The Coca-Cola Company. The Coca-Cola Company is free to enter into bottler agreements with other companies that may compete against us in our operating regions, although it has not done so to date. 84.3% of our net sales for 2003 were from sales of Coca-Cola soft drinks.

     We depend on The Coca-Cola Company to renew our bottler agreements. The bottler agreements for Embonor Bottling expire on various dates between December 31, 2005 and June 30, 2008. The bottler agreement for the operating region of Coca-Cola Embonor Bottling expires on June 30, 2008; the bottler agreement for the operating region of Iquique expires on June 30, 2008; and the bottler agreement for the Bolivian operating region expires on August 31, 2005. The Coca-Cola Company may terminate the bottler agreements if we default on certain terms. It may also refuse to renew or extend bottler agreements after they expire. You should know that termination or non-extension of any of the bottler agreements will adversely affect our business, financial condition and results of operations.

     Our bottler agreements with The Coca-Cola Company restrict sources of supply for some raw materials, which could increase our costs and otherwise restrict our operations.

     Under the bottler agreements, The Coca-Cola Company sets prices unilaterally for Coca-Cola soft drink concentrates and soft drinks pre-mixed by The Coca-Cola Company and sold to us. We generally purchase our raw materials, other than concentrates, from multiple suppliers. With respect to the soft drink products of The Coca-Cola Company, all authorized containers, closures, cases, cartons, labels and other packaging materials must be purchased from manufacturers approved by The Coca-Cola Company. This may restrict our ability to obtain raw materials. These bottler agreements also contain significant restrictions on our business. The Coca-Cola Company can review and approve our marketing, operational and advertising plans for all Coca-Cola soft drinks. The Coca-Cola Company reviews our annual business plans, and may require us to demonstrate our financial ability to meet them. It may also terminate our right to produce, market and distribute Coca-Cola soft drinks in regions where standards are not met. The bottler agreements prohibit us from producing, bottling, distributing or selling any products that might be confused with or considered an imitation of Coca-Cola soft drinks. The bottler agreements also prohibit us from distributing Coca-Cola products outside our bottling regions without The Coca-Cola Company's authorization. In addition, if we acquire bottlers of Coca-Cola products in other territories, we need The Coca-Cola Company's consent.

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

     The soft drink and non-alcoholic beverage businesses are highly competitive in each of our operating regions. In Chile and Bolivia we compete with PepsiCo, Inc. bottlers as well as bottlers of regional brands. Our soft drink products also compete generally with other non-alcoholic beverages.

     The prices of our soft drinks are highest in the Chilean operating regions, followed by the Bolivian operating region. Each of the operating regions has different personal income levels and competitive environments. In the Bolivian market, many local soft drink brands, known as "B brands," sell at lower prices; this increases price competition. In addition, in Bolivia, consumer purchasing power is approximately one-fifth of consumer purchasing power in Chile. Lower purchasing power also means lower per capita consumption of soft drinks. In Chile our policy is to use competitive pricing strategies to protect our market share.

     We need water to make our products, and its availability in our operating regions may be limited.

     We have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, and sufficient quantities of groundwater may not be available to meet our future production needs. Also, our existing water concessions may be terminated if we use more water than permitted, or lost by not paying required concession-related fees or completing agreed-upon construction or improvements.

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

     Prices for sugar fluctuate significantly. Increases in the price of sugar, including increases due to changes in import duties or import restrictions on sugar, will increase our cost of sales and can adversely affect our net earnings. In Chile, Coca-Cola Embonor purchases sugar primarily from Industria Azucarera Nacional S.A., the sole producer of sugar in Chile, although we have on occasion purchased sugar on the international spot market when prices were favorable. Chilean sugar prices are subject to a price band established by the Chilean government on an annual basis that has historically been consistent with international prices. In Bolivia, we purchase sugar from both local and international spot markets.

     We have substantial indebtedness, including indebtedness incurred in connection with acquisitions, and this indebtedness may adversely affect our ability to react to developments in our business and to use debt to fund future capital needs.

     Our combined total long-term debt and total shareholders' equity at December 31, 2003 and 2002 was U.S.$546 million and U.S.$583 million, respectively. Our leverage and obligations could have important consequences, including the following:

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

     In addition, as a result of the acquisitions of Embonor Bottling and ELSA Bottling in 1999 and the recent sale of ELSA Bottling, goodwill assets represent 54.7% of Coca-Cola Embonor's total consolidated assets and over 132.9% of Coca-Cola Embonor's shareholders' equity at December 31, 2003. Coca-Cola Embonor's subsidiaries acquired in 1999 operate in regions susceptible to considerable economic risk. See "--Risks Relating to Chile." Such risks may impair the value and the remaining estimated useful life of the goodwill associated with these companies. In accordance with applicable accounting standards, Coca-Cola Embonor will evaluate from time to time, and at least on an annual basis, the carrying value of the goodwill of its subsidiaries by estimating a subsidiary's discounted net income over the remaining life of the goodwill in determining whether the goodwill is recoverable. If goodwill is impaired as a result of losses or other factors, it may be necessary to take a charge against earnings to reflect the impairment. Such a charge may adversely affect the earnings and profitability of Coca-Cola Embonor.

     Conditions in other emerging market countries can affect economic conditions in our operating regions, and adversely affect the value of our securities.

     Economic and capital market conditions in other emerging market countries can influence economic conditions in Chile and Bolivia. Although economic conditions differ in each country, the way investors react to developments in one country can affect the securities of issuers in other countries, including Chile and Bolivia. For example, the economic crisis in Argentina and other countries in this region negatively affected economic conditions in many Latin American countries, including the market value of company issued securities in those countries. Economic problems in other emerging market economies can also negatively effect the economies, the value of the currencies, and the value of securities of issuers in Latin American countries, including Chile and Bolivia. Accordingly, events outside of our operating regions can adversely affect economic conditions in our operating regions, and possibly adversely affect the market value of our publicly traded securities.

Risks Relating to Chile

     Chilean economic conditions could adversely affect Coca-Cola Embonor and the value of its securities.

     As of December 31,2003 and giving effect to the sale of ELSA Bottling, approximately 86.2% (consolidated pro forma basis) of our assets are located in Chile, and sales in our Chilean operating regions accounted for approximately 86.7% of our net sales. Based on governmental estimates, growth in Chile during 2004 will be among 4% and 4.5%, the largest in recent years, and Chile's current account deficit has increased to more than 1% of gross domestic product. Low levels of inflation should be maintained during the year 2004. The value of the Chilean peso increased approximately 18.4% in 2003. See "Key Information--Selected Financial Data--Currency Presentation and Exchange Rates" (Item 3). The Central Bank of Chile may decide to impose restrictions on our publicly traded securities in the future, and we cannot predict their potential impact or duration.

     Because Chile has different corporate disclosure and accounting standards than the U.S., you may receive information that is different from what you are accustomed to receiving, and find it more difficult to interpret the information properly.

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

     If economic growth slows down in Bolivia or inflation in Bolivia increases significantly, the effect on the Bolivian economy could adversely impact our business, financial condition and results of operations, as well as the market value of our publicly-traded securities. As of December 31, 2003 and giving effect to the sale of ELSA Bottling, approximately 13.8% of our assets are located in Bolivia, and sales in the Bolivian region accounted for approximately 13.3% of our net sales. Demand in any country for soft drinks and beverage products usually changes with its general economic condition. Therefore, our financial condition and results of operations will depend in part on political and economic conditions in Bolivia. Bolivia's gross domestic product increased by 0.6% in 1999, 1.2% in 2000, 2.7% in 2001, 2.0% in 2002 and 2.9% in 2003.
Since 1985, radical economic reforms have significantly reduced Bolivia's inflation and favorably affected its gross domestic product.

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

     The Bolivian government's economic policies affecting foreign exchange, devaluations of the Bolivian currency (the boliviano) and fluctuations in the exchange rate between the boliviano and the U.S. dollar could affect our financial conditions and our results of operations. Since August 1985, no exchange controls have existed in Bolivia, and all foreign transactions use a flexible rate of exchange which is the average of foreign currency sales by the Central Bank of Bolivia. The boliviano experienced a 9.8% reduction in value against the U.S. dollar during 2002 and 4.5% in 2003. We cannot assure you that the boliviano will not be further devalued relative to the U.S. dollar, or that the boliviano will not fluctuate in value significantly relative to the U.S. dollar.

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

     Coca-Cola Embonor is organized under the laws of Chile, being subject, among others, to Law No. 18,046 de sociedades anonimas (corporations law), Law No. 18,046 de mercado de valores (securities market law), and government regulation generally applicable to companies engaged in business in its bottling territories such us labor, social security, public health, consumer protection, environmental, sanitation, employee safety, securities, and anti-trust laws.

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

     Embonor Bottling (acquired by Coca-Cola Embonor in 1999) entered into the Coca-Cola bottling business in January 1983, by acquiring from Embotelladora Andina S.A., the bottling facilities of Region VI, Region VII, including the city of Talca, Region VIII, including the city of Concepcion, Region IX, including the city of Temuco, and a bottling region without a production plant, or "extension region," and Region X, including the city of Puerto Montt. In November 1985, Embonor Bottling acquired control of Andina's plant and the Region V bottling territory, including the city of Vina del Mar. In 1989, Embonor Bottling constructed a bottling plant in Region X, including the city of Puerto Montt. As a result, it converted this previous "extension region" into a full bottling territory. Embonor Bottling built a new production facility in Talca in 1995. In October 1997, it transferred all production from the Vina del Mar site to a new facility. Coca-Cola Embonor completed its acquisition of Embonor Bottling in May, 1999. On August 31, 2000, Coca-Cola Embonor acquired all shares in the subsidiaries Inchcape Bottling Chile S.A., Embotelladoras Williamson Balfour S.A., Embotelladora Williamson Balfour S.A. (Vina del Mar) and Embotelladora Williamson Balfour S.A. (Puerto Montt). These companies were subsequently merged. At a General Shareholders Meeting held on August 31, 2000, the subsidiaries Embotelladora Williamson Balfour S.A. (Concepcion), Embotelladora Williamson Balfour S.A. (Talca) and Embotelladora Williamson Balfour S.A. (Temuco) approved and agreed to their merger with Embonor S.A. At a Special General Shareholders Meeting of Coca-Cola Embonor on August 31, 2000, the shareholders resolved to merge Coca-Cola Embonor with Embotelladora Williamson Balfour S.A. (Concepcion), Embotelladora Williamson Balfour S.A. (Talca) and Embotelladora Williamson Balfour S.A. (Temuco) by means of a takeover. This enabled Coca-Cola Embonor to control nearly 37% of the Coca-Cola sales volume in Chile by the end of December, 2003.

Bolivia

     In 1995, Coca-Cola Embonor purchased the assets of the bottling operations of The Coca-Cola Company operating in the Bolivian territories of La Paz, Cochabamba and Oruro. In January 1996, Coca-Cola Embonor added the Coca-Cola bottlers of Santa Cruz, Sucre and Tarija to its operations. Between July and December 1997, Coca-Cola Embonor, through its subsidiary, Inversora Los Andes S.A., which we refer to as "Inansa," acquired 18.3% of the shares of Embol Bottling. This acquisition increased its ownership interest to 99.9% control of Embol Bottling. In 1997, a new bottling line was added in the La Paz plant, and a new blowing plant, for the production of Ref-PET bottles, began operations. In 1998, a new bottling line was opened in Cochabamba. Coca-Cola Embonor controlled nearly 52.6% of the Coca-Cola sales volume in Bolivia by the end of December, 2003.

Peru

     Compania Embotelladora Lima S.A., translated as Lima Bottling Company and referred to "CEL," was created in 1947 as the Coca-Cola bottler for Lima, Peru. ELSA Bottling's predecessor was incorporated in Peru in 1995 when CEL was merged with three related companies. In March 1996, Inchcape acquired 25.0% of ELSA Bottling's predecessor and obtained a management contract for its bottling business. Effective January 1997, ELSA Bottling's predecessor acquired Industrial Tisco S.A., a package manufacturing company. In April 1997, it acquired the brands and related production assets of the soft drink brand Kola Inglesa and the treated table water San Luis from Inchcape.

     On May 1, 1997, ELSA Bottling's predecessor merged with Porvent S.A., owner of the Kola Inglesa and San Luis brands. As a result, ELSA Bottling was created. During 1997, ELSA Bottling entered into negotiations to merge with Coca-Cola bottlers in Northern and Southern Peru. At that time, it was the only franchised bottler for the Lima area. The bottlers had operated as four distinct companies:
Transportadora y Comercializadora Lambayeque S.A., Compania Industrial Nor Peruana S.A., Compania Industrial Nor Oriente S.A. and Empresa Productora de Plasticos S.A. In the Southern Division, five distinct companies were Coca-Cola bottlers until they merged into Negociacion Sur Peruana effective January 1997. In November 1997, an agreement was reached with the Northern and Southern Coca-Cola bottlers. As a result, both those Coca-Cola licensed bottlers were merged into ELSA Bottling. The mergers were completed in January 1998. At the time of entering into the stock purchase agreement, Inchcape owned 53.1% of ELSA Bottling's currently issued and outstanding common shares and 6.8% of ELSA Bottling's currently issued and outstanding investment shares. It also owned 50.2% of Iquitos' currently issued and outstanding common shares and 81.9% of the currently issued and outstanding investment shares of Iquitos. On April 11, 2001, ELSA Bottling's purchased the Iquitos bottling's operations in the amount of Ch$2,756 million. Such amount was fully paid in U.S. dollars as of December 31, 2001. This enabled Coca-Cola Embonor to control nearly 36.8% of the Coca-Cola sales volume in Peru by the end of December 2003. As described below, the Peruvian business was sold in January 2004.


     Sale of investment in Peru

     On January 29, 2004, the Company sold all of its equity interest, both direct and indirect, in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA), amounting to 60.45% of that company. The price was US$129.9 million, which was paid on the same date.

     Debt Refinancing

     On January 30, 2004, there was a voluntary redemption of Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the amount of Ch$19,828 million.

     On February 3, 2004, part of the loan with Wachovia Bank in the amount of US$7.5 million was prepaid.

     The entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid on February 4, 2004. The amount paid was Ch$26,949 million.

     As a result of the prepayment of debt indicated, with the funds received from the sale of the investment in ELSA Bottling, the company recognized Ch$2,803 million in other non-operating expenses for the deferred expenses associated with these transactions through a provision.

     Acquisitions; Divestitures; Capital Expenditures

     Other than the acquisitions of Embonor Bottling, ELSA Bottling and Iquitos, described above, Coca-Cola Embonor has not made any significant capital expenditures in the last three financial years, and is not in the course of making any material capital expenditures.

Takeover Offers

     There have been no public takeover offers by third parties in respect to Coca-Cola Embonor's shares, or by Coca-Cola Embonor in respect of other companies' shares during 2003 or 2004 (through the date hereof).

B.   BUSINESS OVERVIEW

     Coca-Cola Embonor's principal business is the production and distribution of Coca-Cola soft drinks, which accounted for 84.3% of Coca-Cola Embonor's net sales in 2003, 84.2% in 2002 and 84.7% in 2001. Coca-Cola Embonor is one of the leading producers and distributors of Coca-Cola soft drinks in Latin America, and the leading producer and distributor of soft drinks in each of the regions in which it operates. In 2003, Coca-Cola Embonor was the leader in the sale of soft drinks in its Chilean operating regions, where it had a share of total soft drink sales of approximately 58.4%. In Bolivia, Embol Bottling's share of total soft drinks sales was approximately 52.6% in 2003. In Peru, ELSA Bottling's share of total soft drink sales was approximately 36.8% in 2003, including the Inca Kola brands that Coca-Cola Embonor produces and distributes in the Northern and Southern Divisions of Peru, under the exclusive rights of The Coca-Cola Company. In addition to Coca-Cola soft drinks, Coca-Cola Embonor distributes in Chile, under the authorization of The Coca-Cola Company, Vital (mineral water) and fruit juices and fruit flavored non-carbonated beverages such as Kapo, Andifrut and Nectar Andina. Also, in Region I of Chile, Coca-Cola Embonor produces and distributes its own brand of mineral water, Mamina, and beers. In Bolivia, Embol Bottling produces and distributes its own brand of table water. In Peru during the past year, Elsa Bottling produced a proprietary soft drink brand.

Differences in Operating Conditions

     Important differences exist on a macroeconomic level and in operating conditions among the major operating regions of Coca-Cola Embonor: the Chilean operating regions and the Bolivian operating region, as well as the Peruvian operating region. These differences have a significant effect upon Coca-Cola Embonor's operating margins in these operating regions.

     Pricing Environments

     The prices of Coca-Cola Embonor's soft drinks are highest in the Chilean operating regions, followed by the Bolivian operating region. Each of the operating regions has different personal income levels and competitive environments. In the Bolivian market, many local soft drink brands that are known as "B brands" sell at lower prices. This increases price competition. In addition, in Bolivia, consumer purchasing power is approximately one-fifth of consumer purchasing power in Chile. Lower purchasing power also means lower per capita consumption of soft drinks. In Chile, Coca-Cola Embonor's policy is to use competitive pricing strategies to protect its market share.

     Cost of Raw Materials

     Chilean Operations. Coca-Cola Embonor purchases concentrate from The Coca-Cola Company, which establishes the price of the concentrate. Coca-Cola Embonor purchases sugar primarily from the sugar importers E.D. & Man Chile Ltda., Profina and Austrade S.A., sugar importers for use at plants in Region I of Chile, and Industria Azucarera Nacional S.A., the sole producer of sugar in Chile. We also purchase sugar on the international market when prices are favorable. Coca-Cola Embonor obtains carbon dioxide gas from Praxair and Aga Chile S.A. Externally sourced glass and plastic bottles are purchased from Envases CMF S.A. and Cristalerias de Chile S.A. Bottle tops are purchased from Alusud Embalajes S.A., as well as from Crown Cork S.A. Water used in soft drink production is sourced from Coca-Cola Embonor's own network of wells with the exception of the Concepcion plant, which receives water from the municipal supply. The water is filtered and treated to remove impurities and to adjust taste and is subject to rigorous quality control. Coca-Cola Embonor purchases cans for soft drinks from Envases Central S.A., in which it has a 33.0% ownership interest.

     In 2003, principal raw materials, including packaging, accounted for approximately 57.9% of the total cost of net sales for Coca-Cola Embonor's Coca-Cola soft drinks in Chile. The cost of concentrate accounted for approximately 30.6% of the raw materials cost, sugar accounted for 14.9%, one-way bottles accounted for 9.3%, bottle tops accounted for 2.5% and carbon dioxide gas accounted for 0.6%. Water did not constitute a significant raw material cost.

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

     In 2003, principal raw materials, including packaging, accounted for approximately 69.6% of the total cost of net sales for Coca-Cola Embonor's in Bolivia. The cost of concentrate accounted for approximately 35.5% of the raw materials cost, sugar accounted for 14.9%, one-way bottles accounted for 23.4%, bottle tops accounted for 4.4% and carbon dioxide gas accounted for 2.1%. Water did not constitute a significant raw material cost.

     Peruvian Operations. A subsidiary of The Coca-Cola Company was the key supplier of concentrate to ELSA Bottling. Small amounts of non-Coca-Cola concentrate were produced by ELSA Bottling for use in its own brands, principally Nectarin and Kola Inglesa. Sugar was sourced from Amerop Peru S.A., Opiesa and Cartarid. Carbon dioxide was supplied by Praxair del Peru and Tecnogas S.A. Externally sourced glass and plastic bottles were purchased from Vidrios Industriales S.A., San Miguel Industrial, Alusud Peru S.A. and Amcor Pet Packaging del Peru. ELSA Bottling had its own refillable and one-way bottle manufacturing plants in Lima and in Chiclayo, located in the North. In the Southern Division, in Arequipa, equipment for plastic bottle manufacturing was located within the plant. It was contracted solely for use by ELSA Bottling.

     In 2003, principal raw materials, including packaging, accounted for approximately 78.0% of the total cost of net sales for ELSA Bottling's Coca-Cola soft drinks. The cost of concentrate accounted for approximately 27.7% of the raw materials cost, sugar accounted for 20.9%, one-way bottles accounted for 22.5%, bottle tops accounted for 5.3% and carbon dioxide gas accounted for 1.7%. Water did not constitute a significant raw material cost.

     Per Capita Consumption

     Chile. In Chile, at the end of 2003, average annual per capita consumption of Coca-Cola products in the franchise territories of Coca-Cola Embonor was 241 equivalent eight ounce bottles. The comparable consumption per capita in the whole of Chile was 285 eight ounce bottles, implying that there is an important opportunity for growth in Coca-Cola Embonor's territories.

     Bolivia. At the end of 2003, the annual per capita consumption of Coca-Cola products was 87 eight ounce servings, a relatively low figure that indicates the considerable growth potential that continues to exist for Embol Bottling within an industry that is still in its infancy. Coca-Cola Embonor considers that there are major opportunities for further enhancing the brand equity of the Coca-Cola Company's brands and for developing an optimum balance between price and packaging mix as well as further developing consumption in rural areas, which encompass more than 35% of the country's population

     Peru. The soft drink segment of the Peruvian commercial beverages market has the lowest per capita consumption rate in Latin America. The per capita consumption rate within Peru varies within the regions and is related in part to population density and per capita income. Per capita consumption is higher in Lima than in the Northern and Southern Divisions. Lima is an urban center with the highest per capita income in Peru. Significantly lower per capita income and a dispersed population characterize the Northern and Southern Divisions. Also, climatic conditions vary among the regions. Lima maintains a relatively stable, dry climate all year-round. The Northern and Southern Divisions experience wide seasonal variations in temperature and precipitation levels, which can impact consumption patterns. The Lima market has been the subject of well-developed marketing and distribution efforts since 1995. In 2003, the average annual per capita consumption of Coca-Cola soft drinks had risen to 79 eight-ounce servings.

     Distribution

     Chile. Within Chile, significant differences exist between Region I and the operating regions consisting of Regions V through X. Coca-Cola Embonor's distribution system in Region I is concentrated primarily in two cities, Arica and Iquique, as well as a number of mining and fishing industry locations. In contrast, Coca-Cola Embonor within Regions V through X serves regions of Chile that are spread over a wide geographical area of approximately 1,200 km in length. Distribution of products across such a distance is generally more complex and costly than servicing primarily urban bottling territories and requires unique experience and skills. In this operating region, Coca-Cola Embonor tries to minimize distribution costs and benefit from the popularity of the returnable packaging format. Therefore, it has placed plants and warehouses in sites strategically located within the operating region. The cost of distribution per unit case during 2003 averaged Ch$82 in Chile.

     Bolivia. In Bolivia, the bottling territories are more diverse. They vary from La Paz, Cochabamba and Santa Cruz, which are urban areas with high population densities, to Sucre, Oruro and Tarija, which are rural areas with low population density. Access to customers in the rural areas is more difficult and expensive than access to customers in urban areas. The cost of distribution per unit case during 2003 averaged Ch$72 in Bolivia.

     Peru. Distribution of products within Peru was affected by population density and topography. Lima is the largest urban area. Distribution in the Northern and Southern Divisions is more challenging. It is affected by low population density as well as mountainous terrain in the Southern Division and desert in the Northern Division. Access to customers in the rural areas is more difficult and expensive compared to Lima. The cost of distribution per unit case during 2003 averaged Ch$77 in Peru.

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

     Bolivia. In Bolivia, there are two types of corporate taxes payable: income taxes on annual net income, and transaction taxes on all business transactions. The corporate income tax rate in Bolivia is 25.0% and the transaction tax is levied at a 3.0% flat rate per transaction. Coca-Cola Embonor's Bolivian operations calculate and make payment for Bolivian income taxes annually. Coca-Cola Embonor records the amount paid in the balance sheet as a "Recoverable Tax" asset. Amounts incurred for transaction taxes are then recorded as an offset against this asset to the extent of the income taxes paid. They were charged against sales revenue in the income statement until 2000. No income tax expense has been shown for Chilean GAAP purposes in the three years ended December 31, 2001, 2002 and 2003.

     Peru. In Peru, income taxes and employees' participation taxes are calculated in accordance with current tax laws and the income tax rates are 30% and 10%, respectively, of taxable retained earnings. The corporate income tax rate was reduced from 30% to 27% during the 2002 tax year.

Business Strategy

     Coca-Cola Embonor's objectives are to maintain and re-enforce its leadership position as a bottler and distributor of carbonated soft drinks in each of the markets in which it participates, and to maximize long term profitability. To pursue these goals, Coca-Cola Embonor is actively developing the following corporate strategies:

     o Strengthening Coca-Cola Embonor's relationship with The Coca-Cola Company by:

     - coordinating with respect to the international and local strategies that The Coca-Cola Company is engaged in to improve all aspects of Coca-Cola Embonor's operations; and

     - cooperating with The Coca-Cola Company at corporate, country and local market levels to develop and achieve marketing and sales goals;

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

                                     Quatro

                                  Lift Manzana

                                       Tai

                                   Kapo Axion

                                Nordic Mist-Tonic

                             Nordic Mist-Ginger Ale

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

     As at December 31, 2003, in the Chilean operating regions Coca-Cola Embonor had a total installed annual production capacity of 172 million unit cases of 24 eight-ounce servings and seven soft drink plants with fourteen bottling lines and one mineral water plant with one bottling line. Its distribution network is comprised of 30 distribution centers. It relies on third-party owned and operated trucks to deliver its products to over 57,821 customers. See "--Soft Drink Business" and "--Customers and Product Distribution."

     In the Chilean operating regions Coca-Cola Embonor's single most important brand is Coca-Cola. It accounted for 64.4% and 61.2% of Coca-Cola Embonor's total consolidated sales volume in 2002 and 2003, respectively. Fanta accounted for 10.3% and 10.1% of the sales volume in 2002 and 2003. It is currently the second largest brand in terms of annual unit case sales volume.

     Bolivia

     The Bolivian operating region, in which Embotelladoras Bolivianas Unidas S.A. operates, consists of all of Bolivia except the provinces of Pando and Beni. With the exception of these provinces, Embol Bottling is the exclusive bottler and distributor of Coca-Cola products in Bolivia. The provinces of Pando and Beni in which Embol Bottling does not operate represent less than 2.0% of total Coca-Cola sales volume in Bolivia.

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

                                       Tai

     In Bolivia, Embol Bottling also produces and distributes its own brand of carbonated beverages as well as table water. In addition, Embol Bottling manufactures Ref-PET plastic bottles and OW PET bottles under a license from the Swedish Company PLM, for use in Coca-Cola Embonor's Bolivian operations. See "--Other Beverages--Other Soft Drinks and Table Water in Bolivia."

     In the Bolivian operating region Embol Bottling has 8 bottling lines with installed annual capacity of 83 million unit cases. Coca-Cola Embonor's distribution network generally relies on a combination of company-owned trucks and trucks owned by independent distributors in each region where Coca-Cola Embonor operates. Coca-Cola Embonor delivers its products to approximately 73,229 customers in the Bolivian operating region. See "--Soft Drink Business" and "--Customers and Product Distribution."

     Coca-Cola Embonor produces, markets and distributes Coca-Cola, Coca-Cola light, Sprite, Fanta, Simba, Fresca, Wink and Tai in Bolivia under a bottler agreement with The Coca-Cola Company. All of these bottler agreements grant Coca-Cola Embonor the right, with limited exceptions, to produce and sell the licensed products and use the related trademarks in the Coca-Cola Embonor Bottling operating region and the Bolivian operating region. See "Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10). Embol Bottling's single most important brand is Coca-Cola. It accounted for 55.0% and 52.4% of its total consolidated sales volume in 2002 and 2003, respectively. Simba accounted for 19.0% and 21.9% of the sales volume in 2002 and 2003, respectively. It is currently the second largest brand in terms of annual unit case sales volume.

     Soft Drink Business

     Overview

     The soft drink businesses in each of Coca-Cola Embonor's operating regions -- the Chilean and Bolivian operating regions, as well as the former Peruvian operating region -- are characterized by different attributes. This has resulted in varying levels of per capita soft drink consumption. Generally, soft drink consumption in each region is positively related to that region's growth in GDP per capita and increases in disposable income. It is negatively related to increases in real prices and sales or value-added taxes. In addition, soft drink consumption in a particular region is also influenced by characteristics particular to that region. These characteristics include population density, climatic conditions, customer demographics and water quality.

     The following table shows, for each of the periods indicated, the estimated per capita consumption of Coca-Cola soft drinks for the Chilean operating regions, the Bolivian operating region, and the former Peruvian operating region, expressed as a percentage of overall per capita soft drink consumption. Per capita consumption data for each bottling region is calculated by dividing management's estimate of applicable aggregate consumption of Coca-Cola soft drinks by the estimated population within the region. It is expressed on the basis of the number of eight-ounce servings of Coca-Cola soft drinks consumed annually per capita. Percentages reflect consumption of Coca-Cola soft drinks as a percentage of total estimated per capita soft drink consumption. The total soft drink consumption includes Coca-Cola soft drinks plus competing soft drinks.

                     Estimated Annual Per Capita Consumption of Coca-Cola Soft Drinks(1):

                                                          Year ended December 31,
                                                -----------------------------------------      Estimated
                                                2001     %    2002      %    2003      %     Population at
                                                ----    ---   ----     ---   ----     ---  December 31, 2003
                                                                                             (in millions)
     Chile operating regions (1)...............  222     61    215    57.1    241    58.4         7.8
     Bolivian operating region (2).............   81     52     81    50.1     87    52.6         8.0
     Peruvian  operating region (3)............   60     37     71    37.2     79    36.8        19.3

----------
(1) Data includes all areas of current Chilean operation under Coca-Cola Embonor management: Regions I, V, VI, VII, VIII, IX & X.

(2) Data includes all areas of Bolivia under Coca-Cola Embonor management and control.

(3) Data includes all areas of Peruvian operation formerly under Coca-Cola Embonor management.

Source: Chile: A.C. Nielsen.

     Bolivia: TRAC.

     Peru: Company estimates based on TRAC information. Includes Inca Kola brands under management of ELSA Bottling since first quarter of 2001, in Northern and Southern Divisions.

     The portion of the Chilean operating regions located in Region I has two urban centers, Arica and Iquique. It is otherwise characterized by low population density, large tourist influx, relatively high per capita income and warm weather. The remaining portion of the Chilean operating regions, consisting of Regions V to X are comprised of urban centers and rural areas. These regions serve nearly 85% of Chile's total rural population and 34% of its total urban population. The urban areas, including Vina del Mar, Talca, Concepcion, Temuco and Puerto Montt, have relatively high population density. They also have high per capita soft drink consumption. By contrast, the rural areas have low population density and per capita income, as well as low per capita soft drink consumption.

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

     The former Peruvian operating region is also different from the Chilean operating regions. The metropolitan area of Lima is characterized by a high population density. The rest of Peru, however, covers a large geographic area of low population density and low per capita income. The entire Peruvian operating region was characterized by very low per capita soft drink consumption.

     Sales

     In 2003, growth was 5.5% compared to 2002 (1.2% in 2002 compared to 2001). Unit case sales volume of Coca-Cola Embonor's Coca-Cola soft drinks was 160.6 million unit cases in 2003, 148.9 million unit cases in 2002 and 148.0 million unit cases in 2001. See "Operating and Financial Review and Prospects--Results of Operations for the Years Ended December 31, 2001, 2002 and 2003" (Item 5).

     Chilean Operations. The majority of Coca-Cola Embonor's sales in the Chilean operating regions is in the "take-home" segment. This segment consists of sales through small retail stores, supermarkets, grocery stores and other retail outlets. In addition, Coca-Cola Embonor currently sells products in the "on premise" or "immediate consumption" segment. This segment consists of sales through restaurants, bars, kiosks and various types of dispensing machines. It also includes "point of sale" programs in hotels, public buildings, rail, bus and air terminals, auditoriums, cinemas and theaters. Many of these customers stock Coca-Cola Embonor's products exclusively. The vast majority of Coca-Cola Embonor's sales are on a cash basis. See "Customers and Product Distribution."

     Coca-Cola Embonor estimates that its share of total soft drink sales in its Chilean operating regions was 61.2% in 2001, 57.1% in 2002 and 58.4% in 2003. The total population of the Chilean operating region is approximately 7.8 million. In Chile, Coca-Cola Embonor currently produces and distributes twelve brands of Coca-Cola soft drinks in a variety of can, glass and plastic, in returnable and non-returnable formats.

     The following table shows, for the periods indicated, Coca-Cola Embonor's volume of Coca-Cola soft drinks sold in the Chilean operating regions:


                           Soft Drinks Sales by Volume
                            Chilean Operating Regions

                                                     Year ended December 31,
                                                 --------------------------------
                                                 2001          2002          2003
                                                 ----          ----          ----
                                        (in million of unit cases of 24 eight-ounce bottles)
Coca-Cola ..................................    44,695        44,509        45,008
Fanta ......................................     8,107         7,117         7,439
Sprite .....................................     8,013         6,969         7,144
Sprite light ...............................       305           284           266
Coca-Cola light ............................     2,630         2,827         3,177
Fanta Light (1) ............................        49           148            98
Lift Manzana (2) ...........................       199             5            --
Quatro .....................................       491           408           224
Nordic Mist--Ginger Ale & Tonic ............       249           234           230
Tai (3) ....................................        95         1,387         4,238
Inca Kola (4) ..............................        12            --            --
Kapo Axion (5) .............................        --           113            32

    Total...................................    64,845 UC's   64,001 UC's   67,856 UC's
                                                ======        ======        ======

----------
     (1)  Fanta Light was launched during 2001.
     (2)  Lift Manzana was discontinued in year 2002.
     (3)  Tai was launched towards the end of 2001.
     (4)  Inca Kola was launched in Region I during 2001 and discontinued in
          2002
     (5)  Kapo Axion was launched in August 2002


     In Chile, Coca-Cola soft drinks are distributed in returnable glass and Ref-PET bottles of various sizes and in non-returnable (OW) PET bottles and aluminum cans. For returnable formats, consumers generally initially pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle. The one-time deposit is not refundable and the original deposit is put towards the purchase of another soft drink without paying a new deposit. Post-mix syrup, which is mixed with carbonated water in a dispenser at the point of sale, is distributed in stainless steel and bag-in-box containers. The most popular forms of soft drink presentations in the Chilean operating regions are the 2.0-liter returnable Ref-PET presentation, the 3.0-liter non-returnable bottle and the 1.5-liter returnable Ref-PET format. Together, they accounted for 57.5%, 58.0% and 52.1% of Coca-Cola Embonor's total Chilean soft drink sales volume in 2001, 2002 and 2003, respectively. In total, non-returnable presentations, including cans and post-mix containers, represented 33.4%, 38.4% and 41.9% of total soft drink sales in the Chilean operating regions in 2001, 2002 and 2003, respectively. Growth in sales of non-returnable presentations reflect, in part, increased emphasis of supermarkets and consumer preferences for the convenience of non-returnable presentations.

     Single-serve presentations (those less than 0.5 liters), represented 17% of total soft drink sales in the Chilean operating regions in 2003, compared to 15.3% in 2002. The trend in recent years has been towards growth in sales of multi-serve presentations, but in year 2002 the introduction of the 8-ounce glass refillable bottle has delayed this trend. This success is primarily attributable to the convenience of its on-premise consumption as well as its attractiveness to customers and lower price per bottle. Coca-Cola Embonor has also introduced larger and non-returnable presentations, like the 3.0-liter non-refillable plastic bottle, in response to consumer preferences.

     Coca-Cola soft drinks in aluminum cans were launched in Chile in 1991. They accounted for 2.2% and 2.0% of Coca-Cola Embonor's sales of soft drinks by volume in 2002 and 2003. The 2.0 liter Ref-PET bottle was introduced in 1995. It accounted for 40.1% and 32.3% of Coca-Cola Embonor's sales in 2002 and 2003.The following table shows, for the periods indicated, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

                       Soft Drinks Sales by Packaging Type
                            Chilean Operating Regions

                                                     Year ended December 31,
                                                 -----------------------------
                                                  2001        2002        2003
                                                 -----       -----       -----
                                                   (expressed in percentages)

Returnables:
       Glass 192 cc...........................     0.0%        0.3%        0.5%
       Glass 237 cc...........................     0.0         0.9         3.9
       Glass 350 cc...........................     6.2         5.5         4.7
       Glass 1000 cc..........................     6.9         7.4         7.3
       Plastic (Ref Pet) 1.5 lt...............     9.4         7.5         7.2
       Plastic (Ref Pet) 2.0 lt...............    44.1        40.2        32.3
       Plastic (Ref Pet) 2.5 lt...............     0.0         0.0         2.2
       Subtotal...............................    66.6        61.8        58.1
Non-Returnables:
       Glass 8 oz.............................     0.8         0.4         0.2
       Glass 266 cc...........................     0.1         0.1         0.1
       Plastic 250 cc.........................     1.5         2.2         2.0
       Plastic 500 cc.........................     3.4         3.6         3.6
       Plastic 1.1 lt.........................     0.0         0.1         0.7
       Plastic 1.25 lt........................     0.0         0.1         0.1
       Plastic 1.5 lt.........................     8.5         9.0         8.8
       Plastic 1.75 lt........................     0.0         0.6         0.1
       Plastic 2.0 lt.........................     2.3         1.6         5.3
       Plastic 2.25 lt........................     0.1         0.3         0.1
       Plastic 2.5 lt.........................     6.4         4.3         3.4
       Plastic 3.0 lt.........................     4.0        10.5        12.5
Aluminum cans-354 cc and 250 cc. (1) .........     2.8         2.2         2.0
       Subtotal...............................    29.9        35.0        38.9
       Post-Mix...............................     3.5         3.2         3.0
                                                 -----       -----       -----
              Total...........................   100.0%      100.0%      100.0%
                                                 =====       =====       =====

     (1) 250 cc can was launched during 2003.

     Bolivian Operations. The Bolivian operating region consists of the regions of La Paz, Cochabamba, Santa Cruz, Oruro, Sucre and Tarija. Embol Bottling is the largest soft drink bottler in Bolivia with sales of 31.47 million unit cases during 2003, which is a 10% increase in sales volume as compared to 2002. Coca-Cola Embonor estimates that its share of total soft drink sales in the Bolivian operating region was 52.0% in 2001, 50.1% in 2002 and 52.6% in 2003.

     The total population of the Bolivian operating region is approximately 8.0 million. In Bolivia, Coca-Cola Embonor produces and distributes seven brands of Coca-Cola soft drinks in a variety of glass, plastic, returnable and non-returnable packaging.

     Management estimates that in 2003, 2002, and 2001, the majority of the total unit case sales for Coca-Cola Embonor in Bolivia was in the "take-home" segment. Additional sales in the Bolivian operating region were in the "on premise" or "immediate consumption" segment. Coca-Cola Embonor bolstered the immediate consumption segment by the introduction of the "supermini" presentation in 1995. "Supermini" is a 190 cc returnable glass bottle which sells for the price of one boliviano. Management believes that there are opportunities in the on-premises consumption market and has developed activities to increase sales of single serve formats. See "--Customers and Product Distribution."

     The following table shows, for the periods indicated, Coca-Cola Embonor's volume of Coca-Cola soft drinks sold in the Bolivian operating region:

                      Coca-Cola Soft Drinks Sales by Volume
                            Bolivian Operating Region

                                        Year ended December 31,
                                        -----------------------
                                  2001            2002           2003
                                  ----            ----           ----
                           (in million of unit cases of 24 eight-ounces bottles)

Coca-Cola...................     16,513 UCs      15,714 UCs     16,495 UCs
Coca-Cola light.............        232             355            425
Fanta.......................      2,347           1,926          1,786
Sprite......................      2,054           1,682          1,615
Simba.......................      4,803           5,425          6,895
Tai.........................         --             670          1,310
Wink........................         --              --             35
Fresca......................        547             493            324
                                 ------          ------         ------
    Total...................     26,496 UCs      26,265 UCs     28,885 UCs
                                 ======          ======         ======


     In Bolivia, Coca-Cola soft drinks are distributed in returnable and non-returnable glass and plastic bottles of various sizes. Embol Bottling also produces and distributes Coca-Cola soft drinks as post-mix syrup. In 2002, the most popular soft drink presentation in Bolivia was the 2.0-liter non-returnable presentation, which accounted for 31.6% of total soft drink sales volume in 2001, 34.2% in 2002 and 43.8% in 2003. In 2003, over 52.0% of Embol Bottling's sales by volume of unit cases of 24 eight-ounce servings were in non-returnable formats. For returnable formats, consumers generally initially pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle. The one-time deposit is not refundable and the returnable format is used towards the purchase of another soft drink without paying a new deposit.

     The following table shows, for the years indicated, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

                  Coca-Cola Soft Drinks Sales by Packaging Type
                            Bolivian Operating Region

                                                   Year ended December 31,
                                                   -----------------------
                                              2001          2002         2003
                                              ----          ----         ----
                                                 (expressed in percentages)
Returnables:
       Glass 190 cc.....................       8.8%          7.7%         6.7%
       Glass 296 cc.....................       0.1           0.0          0.0
       Glass 300 cc.....................       0.1           0.1          0.1
       Glass 350 cc.....................       1.4           1.2          1.0
       Glass 600 cc.....................       8.7           9.3          7.6
       Glass 620 cc.....................       0.0           0.8          2.0
       Glass 750 cc.....................       7.4           5.5          3.1
       Glass 1.0 lt.....................       4.6           4.7          3.7
       Glass 1.25 lt....................       0.0           0.8          1.3
       Glass 1.5 lt.....................       0.5           2.6          3.5
       Plastic (Ref Pet) 1.5 lt.........       1.8           0.7          0.2
       Plastic (Ref Pet) 2.0 lt.........      27.9          24.6         18.6
                                             -----         -----        -----
              Subtotal..................      61.3%         58.0%        47.8%
Non-Returnables:
       Plastic 500 cc...................       3.4           3.2          4.2
       Plastic 1.5 lt...................       1.9           1.9          1.7
       Plastic 1.75 lt..................       0.0           0.1          0.1
       Plastic 2.0 lt...................      31.6          34.1         43.8
       Plastic 2.5 lt...................       0.0           1.3          1.5
       Subtotal.........................      36.9          40.7         51.3
       Post-Mix.........................       1.8           1.4          0.9
                                             -----         -----        -----
              Total.....................     100.0%        100.0%       100.0%
                                             =====         =====        =====


     Peruvian Operations. ELSA Bottling estimates that its share of total soft drink sales in Peru was 33% in 2001, 32.3% in 2002 and 31.6% in 2003. Including the Inca Kola brands produced and distributed in the Northern and Southern Divisions, Coca-Cola Embonor estimates that its consolidated share of total soft drinks sales would be 36.8% for the year ended December 31, 2003. The population served by Coca-Cola Embonor in Peru was approximately 19.3 million. ELSA Bottling produced and distributed ten Coca-Cola brand soft drinks in a variety of glass and plastic, returnable and non-returnable formats.

     Management estimates that in 2001, 2002 and 2003, the majority of the total unit case sales in Peru was in the "take-home" segment. Additional sales in Peru were in the "on premise" or "immediate consumption" segment. During 2003, the total single serve formats accounted for 35.7% compared with 29.0% in 2002. This was due to the introduction of the non-refillable 3.0-bottle as a means of improving convenience and lower price per liter. See "--Customers and Product Distribution."

       The following table shows, for the periods indicated, ELSA Bottling's volume of Coca-Cola soft drinks sold in the Peruvian operating region:

                      Coca-Cola Soft Drinks Sales by Volume
                            Peruvian Operating Region

                                         Year ended December 31,
                                         -----------------------
                                    2001          2002          2003
                                   ------        ------        ------
                                 (in millions of unit cases of 24 eight-
                                              ounce bottles)

Coca-Cola......................    37.717UCs     37.615UCs     38.780UCs
Coca-Cola light................     0.894         0.978         0.984
Fanta..........................     9.037        10.451         7.535
Sprite.........................     5.485         4.726         5.041
Simba..........................     0.246         0.232         0.095
Schweppes (1)..................     0.009         0.216         0.221
Tai............................     0.000         0.082         0.624
Inca Kola (2)..................     3.297         4.350         6.210
                                   ------        ------        ------
       Total...................    56.685UCs     58.650UCs     59.490UCs
                                   ======        ======        ======

----------
(1)  Schweppes was launched into the Peruvian market at the end of year 2001.
(2) Inca Kola brands were incorporated into the ELSA Bottling Coca-Cola brand portfolio during the first quarter of 2001 and includes Inca Kola, Inca Kola Diet, Bimbo Break, Sabores Bimbo and Frugos, a juice drink. Because its volume is very minor, for the purpose of this report, Frugos has been consolidated within the Inca Kola portfolio.

     In 2003, the most popular form of soft drink presentation in the Peruvian operating region was the 3.0-liter plastic non-returnable presentation, which accounted for 17.5% of total soft drink sales volume. Over 31.0% of ELSA Bottling's sales by volume of unit cases of 24 eight-ounce servings were in non-returnable formats in 2001, 40.5% in 2002 and 43.2% in 2003. For returnable formats, consumers generally initially pay retailers a one-time deposit that represents a portion of the cost of a returnable bottle. The one-time deposit is not refundable and the returnable format is used towards the purchase of another soft drink without paying a new deposit.

     One of ELSA Bottling's priorities was to rebuild the strength of the returnable system. To this end, the returnable two liter Ref-PET package was successfully introduced in Lima in the final quarter of 1997. This package offered consumers a cost-effective family format. It also provided ELSA Bottling a distinct competitive advantage over its competitors. There was also a broadening of the package portfolio, in Coca-Cola Embonor's bottling territory where during 2003, the 3.0-liter non-refillable was successfully introduced.

     The following table shows, for the years indicated, estimates of sales volume of Coca-Cola soft drinks by type of packaging as a percentage of total sales by volume:

                       Soft Drinks Sales by Packaging Type
                            Peruvian Operating Region

                                                  Year ended December 31,
                                                  -----------------------
                                               2001         2002        2003
                                              -----        -----       -----
                                                (expressed in percentages)
Returnables:
    Glass 6.5 oz.........................       3.1%         0.2%        0.1%
    Glass 8.0 oz.........................      10.4         11.3         9.6
    Glass 296 cc.........................      10.2          8.0        12.3
    Glass 500 cc.........................       5.7          3.8         2.3
    Glass 625 cc.........................       0.0          0.0         1.7
    Glass 1000 cc........................      18.1         19.3        15.7
    Glass 1.5 lt.........................       0.0          0.0         2.6
    Plastic (Ref Pet) 1.5 lt.............       0.5          0.0         0.0
    Plastic (Ref Pet) 2.0 lt.............      19.5         15.6        10.2
    Plastic (Ref Pet) 2.5 lt.............       0.0          0.0         1.3
                                              -----        -----       -----
          Subtotal.......................      67.5%        58.2%       55.8%
Non-Returnables:
    Plastic 0.5 lt.......................       6.3          5.5         4.7
    Plastic 0.6 lt.......................       0.0          1.8         4.3
    Plastic 1.0 lt.......................       0.0          0.1         0.0
    Plastic 1.5 lt.......................       8.3          7.5         5.8
    Plastic 2.0 lt.......................       7.6          6.6         4.7
    Plastic 2.25 lt......................       8.7          5.8         6.2
    Plastic 3.0 lt.......................       0.1         13.1        17.5
    Aluminum cans-354 cc.................       0.0          0.0         0.0
                                              -----        -----       -----
          Subtotal.......................      31.0         40.4        43.2
    Post-Mix.............................       1.5          1.4         1.0
                                              -----        -----       -----
          Total..........................     100.0%       100.0%      100.0%
                                              =====        =====       =====


Marketing

     Coca-Cola Embonor, together with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of its products. Coca-Cola Embonor tailors its marketing strategies to the types of customers located in each of its regions. It continues to develop projects involving "channel marketing" to comprehensively analyze and meet the specific needs of the various market segments it serves. In recent years The Coca-Cola Company has contributed a portion of the advertising and promotion expenses incurred by Coca-Cola Embonor. Most media advertising and promotions for Coca-Cola soft drinks are proposed by The Coca-Cola Company and executed in the local marketplace by Coca-Cola Embonor.

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

     Bolivian Operations. In Bolivia, Embol Bottling also relies extensively on advertising, consumer sales promotions and non-price retailer incentive programs. It designs these programs to target the particular preferences of the Bolivian soft drink consumer. Embol Bottling advertises in all major communications media and participates in various special events such as fairs, concerts and sporting events. Embol Bottling has also focused attention on increasing brand recognition by consumers and improving its relationships with its customers. As in Chile, The Coca-Cola Company proposes national advertising campaigns, with input by Embol Bottling at the local or regional level. Embol Bottling's primary marketing campaign in 2003 included promotions, advertising and local marketing activities aimed at customers and consumers.

     Peruvian Operations. In Peru, ELSA Bottling also relied extensively on advertising, consumer sales promotions and non-price retailer incentive programs. ELSA Bottling designed these programs to target the particular preferences of the Peruvian soft drink consumer. In addition, ELSA Bottling advertised in all major communications media and generally participated in various special events such as fairs, concerts and sporting events. ELSA Bottling also focused attention on increasing brand recognition by consumers and improving relationships with its customers. The Coca-Cola Company proposed national advertising campaigns in Peru, with input by ELSA Bottling at the local or regional level. ELSA Bottling's primary marketing campaign in 2003 included promotions, advertising and local marketing activities aimed at customers and consumers.

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

Customers and Product Distribution

     Chilean Operations. The following table shows, for the periods indicated, Coca-Cola Embonor's sales of Coca-Cola soft drinks in Chile by type of customer. The sales are measured as a percentage of total sales volume:

                            Sales by Type of Customer

                                                                    Year ended December 31,
                                                                    -----------------------
                                                                 2001        2002          2003
                                                                -----       -----         -----
                                                                   (expressed in percentages)
Small and Medium-Sized Retail Establishments for Takeout.....    49.2%       51.3%         50.3%
Restaurants and Fast Food Outlets............................     5.8         7.6           4.6
Workplace....................................................     1.5         1.7           1.7
Minimarkets and Service Stations.............................     3.6         4.1           4.0
Supermarkets.................................................    20.5        19.4          23.3
Educational Establishments...................................     0.6         0.5           0.5
Others.......................................................    18.8        15.4          15.6
                                                                -----       -----         -----
       Total.................................................   100.0%      100.0%        100.0%
                                                                =====       =====         =====

     Coca-Cola Embonor's ten largest customers together accounted for approximately 13% in 2001, 13.6% in 2002 and 13.1% in 2003 of total sales. The sale of soft drinks to consumers occurs through a variety of channels. Coca-Cola Embonor's largest customers, based on total sales, are in the small and medium-sized retail establishments and supermarkets categories. Therefore, Coca-Cola Embonor does not believe that its Chilean operations are overly dependent on any one customer or group of customers for its sales revenue.

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

     Coca-Cola Embonor's distribution system for its soft drink products consists of a group of exclusive third-party transporters. They collectively deploy approximately 297 trucks, depending on seasonal demand. These transporters collectively service all of Coca-Cola Embonor's approximately 57,821 customers located in the cities serviced by Coca-Cola Embonor. In most cases, the distributor collects payment from the customer in cash or by check upon delivery of the product. Where applicable, the driver also either picks up empty returnable glass or plastic bottles of the same type and quantity as the bottles being delivered. The driver may also collect cash deposits for the net returnable bottles delivered. Some of the customers, including supermarkets and fast food chains, maintain accounts with Coca-Cola Embonor. These accounts are settled on average in 30 days.

     To maximize efficiency, Coca-Cola Embonor produces certain of its soft drink products at only one of its seven plants for shipment to another. Independent third parties also handle this "internal freight" between the franchise regions.

     As of December 31, 2003, the Chilean operations consisted of a total of eight bottling plants and one blow molding facility. Coca-Cola Embonor has installed annual capacity of 172 million unit cases.

     Bolivian Operations. In Bolivia, Embol Bottling sells soft drink products through its distribution network to approximately 79,229 customers. These customers are served through a network of 238 distribution trucks, most of them owned exclusively by third-party transporters and contract transporters.

     The following table shows, for the periods indicated, Embol Bottling's sales of Coca-Cola soft drinks in Bolivia by type of customer. The sales are measured as a percentage of total sales volume:

                            Sales by Type of Customer

                                                                     Year ended December 31,
                                                                     -----------------------
                                                                  2001          2002        2003
                                                                 -----         -----       -----
                                                                    (expressed in percentages)
Small and medium-sized retail establishments for takeout.......     50%           46%         47%
Restaurants and fast food outlets..............................     23            22          20
Supermarkets...................................................      3             3           4
Wholesale distributors.........................................     18            17          17
Workplace......................................................      2             2           1
Educational establishments.....................................      2             1           2
Others.........................................................      2             9           9
                                                                 -----         -----       -----
       Total...................................................  100.0%        100.0%      100.0%
                                                                 =====         =====       =====

     Some of the customers, including supermarkets and fast food chains, maintain accounts with Embol Bottling. These accounts are settled on average in 25 days.

     Embol Bottling estimates that its ten largest customers in Bolivia collectively account for approximately 4.2%, 3.9% and 3.1% in 2003 of total sales in 2001, 2002 and 2003, respectively. Soft drinks reach the consumer market through a variety of channels, and the retail market in Bolivia remains fragmented. Therefore, Coca-Cola Embonor does not believe that it is highly dependent on any one customer or group of customers for its sales volume.

     At December 31, 2003, the Bolivian operations of Embol Bottling consisted of a total of 4 bottling plants and three blow molding facilities. Coca-Cola Embonor has installed annual capacity of 87 million unit cases.

     Peruvian Operations. In the Peruvian Region, ELSA Bottling sold soft drink products through its distribution network to approximately 87,342 customers. As a result, 50.0% of customers were served indirectly through a network of small, medium and large-sized distribution centers. These customers were previously served directly by ELSA Bottling. These distribution centers were direct clients. They not only served as customers, but also handled distribution for the smaller, formerly direct customers of ELSA Bottling in each local area. The system simplified internal administration for ELSA Bottling and brought management closer to its direct customers. It also continued to offer the flexibility to serve even the smallest customer and ensure pervasive availability of the product. As a result, there was a decrease in necessary administrative infrastructure at ELSA Bottling. The system of mini-distribution centers was successfully adopted in Lima in 1997. ELSA Bottling deployed this system throughout the Peruvian operating region where appropriate. Since the introduction of the distribution center system, the Peruvian operation of ELSA Bottling reduced the number of customers directly served and, at the same time, eliminated the wholesalers category together with reductions in price discounts. This reduction resulted in increased efficiency and lower costs.

     The following table shows, for the periods indicated, ELSA Bottling's sales of Coca-Cola soft drinks in the Peruvian Operation by type of customer. The sales are measured as a percentage of total sales volume:

                            Sales by Type of Customer

                                                                     Year ended December 31,
                                                                     -----------------------
                                                                  2001          2002        2003
                                                                 -----         -----       -----
                                                                    (expressed in percentages)
Small and Medium-Sized Retail Establishments for Takeout.......   21.7%         23.4%       21.0%
Exclusive Distributors.........................................   30.8          33.9        34.0
Mini Distributors..............................................   14.8          15.9        14.6
Supermarkets...................................................    4.8           4.8         4.6
Restaurants and Fast Food Outlets..............................    6.8           6.0         5.5
Educational Establishments.....................................    0.7           0.6         0.6
Others.........................................................   20.4          15.4        19.7
                                                                 -----         -----       -----
       Total...................................................  100.0%        100.0%      100.0%
                                                                 =====         =====       =====

     The direct distribution system of ELSA Bottling consisted of 468 distribution trucks in service. These operated based on a combination of company-owned and third party trucks operated by ELSA Bottling employees and third party drivers.

     Soft drinks reached the consumer market through a variety of channels and the retail market in Peru remains fragmented. Some customers, including supermarkets and fast food chains, maintained accounts with ELSA Bottling, which were settled on average in 11 days. Therefore, ELSA Bottling does not believe that it was highly dependent on any one customer or group of customers for its sales volume.

     At December 31, 2003, the Peruvian operations consisted of a total of seven bottling plants and three blow molding facilities. Coca-Cola Embonor had installed annual capacity of 154 million unit cases.

     We believe that the sale of the Peruvian subsidiary will have no impact on sales in our Chilean and Bolivian operations.

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

     In 1994, two of Coca-Cola Embonor's competitors formed a joint venture. The first company was Buenos Aires Embotelladora S.A., translated as Buenos Aires Bottling Company and referred to throughout as "Baesa." The other company was the principal brewer of Chile, Compania Cervecerias Unidas S.A., translated as the United Beer Company and referred to throughout as "CCU." The new joint venture was named Embotelladoras Chilenas Unidas S.A., translated as the United Chilean Bottling Companies and referred to throughout as "ECUSA." It combined the soft drink and mineral water operations of Baesa's subsidiary in Chile, Embochile S.A, PepsiCo's Chilean licensee, and Embotelladora Modelo Ltda., CCU's Chilean subsidiary. This joint venture was intended to strengthen the competitive position of the companies' soft drinks vis-a-vis the Chilean Coca-Cola distribution system. ECUSA's products are Pepsi, Pepsi Light, Pepsi Max, Orange Crush, Orange Crush Light, Seven-Up and Seven-Up Light. It also produces products under the Canada Dry label, including Limon Soda, Ginger Ale, Tonic and Squirt. ECUSA also has within its soft drinks portfolio the local Chilean soft drinks brands, Bilz, Pap, Kem Pina and Kem Extreme.

     Currently, ECUSA has three manufacturing facilities in Chile and only one bottling facility in Coca-Cola Embonor's Chilean operating region, in Region VIII, which includes the city of Concepcion. Because nearly 58.1% of Coca-Cola Embonor's sales volume is sold through refillable packages, Coca-Cola Embonor's more ready access to manufacturing facilities affords a competitive advantage to Coca-Cola Embonor, both from a logistics and efficiency perspective. Coca-Cola Embonor also has an advantage from a fiscal perspective due to the location of two plants in free trade zones.

     The following chart compares the share of total soft drink sales of Coca-Cola Embonor and its principal competitors by flavor in the Chilean operating region. Coca-Cola products are shown in the chart in bold type:

     Share of Soft Drink Sales by Flavor in the Chilean Operating Region

                                                                       Year-to-Date December 31,
                                                                       -------------------------
                                                                   2001           2002          2003
                                                                  -----          -----         -----
                                                                      (expressed in percentages)
All Soft Drinks:
Coca-Cola Soft Drinks......................................        61.2%          57.1%         58.4%
       CCU Products........................................        17.0           15.5          15.2
       PepsiCo Products....................................         6.1            5.6           5.0
       Other...............................................        15.7           21.8          21.4
                                                                  -----          -----         -----
              Total........................................       100.0%         100.0%        100.0%
                                                                  =====          =====         =====
Colas:
       Coca-Cola...........................................        42.3%          40.1%         39.4%
       Pepsi Cola..........................................         4.8            4.1           3.6
Orange Soft Drinks:
       Fanta...............................................         7.3%           5.9%          5.9%
       Orange Crush(1).....................................         2.2            2.0           2.0
Lemon-Lime Soft Drinks:
       Sprite..............................................         7.0%           5.6%          5.3%
       Seven-Up............................................         0.7            0.8           0.7
       Limon Soda Canada Dry (1)...........................         1.0            1.2           1.7
Artificial Fruit Flavors:
       Quatro..............................................         0.6%           0.3%          0.2%
       Lift Manzana........................................         0.2            0.0           0.0
       Bilz................................................         4.5            3.8           3.4
       Pap.................................................         3.0            2.6           2.3
       Kem Pina............................................         3.7            3.4           2.1
Mixers:
       Nordic Mist--G. Ale.................................         0.2%           0.1%          0.1%
       Nordic Mist--Tonic..................................         0.1            0.1           0.1
       Canada Dry Ginger Ale (1)...........................         1.6            1.4           1.4
       Canada Dry Tonic (1)................................         0.2            0.2           0.2
Low Calorie Soft Drinks:
       Coca-Cola light.....................................         2.9%           2.8%          3.0%
       diet Orange Crush/Orange Crush Light (1)............         0.3            0.0           0.0
       diet Pepsi Cola/Pepsi Light.........................         0.5            0.5           0.4
       Sprite Light........................................         0.4            0.3           0.3
       diet Seven-Up/Seven-Up Light........................         0.1            0.0           0.1

----------

        (1) Cadbury Schweppes soft drinks brands.

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

     The following chart compares the share of total soft drink sales of Coca-Cola Embonor and its principal competitors by flavor in the Bolivian operating region. Coca-Cola products and Embol Bottling's own brand products are shown in bold type:

        Share of Soft Drink Sales by Flavor in Bolivian Operating Region

                                                                     Year-to-Date December 31,
                                                                     -------------------------
                                                                  2001         2002          2003
                                                                 -----        -----         -----
                                                                    (expressed in percentages)
All Soft Drinks:
Coca-Cola Soft Drinks......................................       50.1%        47.6%         50.1%
       PepsiCo Products....................................       14.3         16.1          17.9
       Other...............................................       35.6         36.3          32.0
                                                                 -----        -----         -----
              Total........................................      100.0%       100.0%        100.0%
                                                                 =====        =====         =====
Colas:
       Coca-Cola...........................................       28.6%        26.8%         27.0%
       Pepsi...............................................        9.8         12.3          14.4
       Mendocina...........................................        1.5          1.4           1.4
       Coka Quina..........................................        3.2          2.1           1.6
Artificial Fruit Flavor:
       Simba...............................................       10.0%        10.4%         12.8%
       Fresca..............................................        0.9          1.1           0.6
       Mineragua (1) ......................................        1.8          2.3           2.4
       Salvietti...........................................        2.4          2.6           2.3
       Mendocina...........................................        2.8          2.4           3.1
       POP.................................................        4.1          4.5           2.2
       Cascada.............................................        0.7          0.8           1.0
Lemon-Lime Soft Drinks:
       Sprite..............................................        4.7%         4.1%          3.4%
       Seven-Up............................................        2.0          2.2           2.4
Orange Soft Drinks:
       Fanta...............................................        5.6%         4.9%          4.1%
       Mendocina...........................................        1.2          1.1           1.4
Low Calorie Soft Drinks:
       Coca-Cola light (2).................................        0.2%         0.4%          0.4%

(1)  Company owned brand.

(2)  Coca-Cola light replaced Diet Coca-Cola during year 2000.

Source: TRAC.

     Peruvian Operations. The soft drink market of the Peruvian beverage industry is highly competitive. ELSA Bottling's beverages competed not only with other carbonated soft drink products, but also with a wide variety of other types of beverages. The major areas of competition were:

     o    product image,

     o    pricing,

     o    advertising, and

     o    distribution capacity.

     ELSA Bottling's main competitor was Rivera. It produces Pepsi Cola, other PepsiCo brands and their own line of local proprietary brands. In February 2000, The Coca-Cola Company formed a strategic partnership with Corporacion Inca Kola. As a result of this transaction, the Coca-Cola Company acquired the rights to the Inca Kola brands and related trademarks outside of Peru. Through its second-tier subsidiary, The Coca-Cola Company also purchased 20.0% of Lindley, the largest bottler in the Inca Kola system.

     For 2001, 2002 and 2003 ELSA Bottling's share of sales of Coca-Cola soft drinks were 30.2% , 29.0% and 29.1% respectively. The estimated market share of Coca-Cola was 20.4% for year 2003. The remainder was divided among Fanta, Sprite, Coca-Cola ligh Tai and Schweppes. ELSA Bottling's principal competitor, Corporacion J.R.L. (Inca Kola) had an estimated share of total soft drink sales of 26.9%. The remaining share was divided among diverse competitor products. They included PepsiCo brands and local brands as well as ELSA Bottling's own brand Kola Inglesa.

     The following chart compares the share of total soft drinks sales of Coca-Cola Embonor and its principal competitors by flavor in the former Peruvian operating region. Coca-Cola products and ELSA Bottling's own brand products are shown in bold type:

      Share of Soft Drink Sales by Flavor in the Peruvian Operating Region

                                         Year-to-Date December 31,
                                         -------------------------

                                          2001      2002      2003
                                         -----     -----     -----
All Soft Drinks:
Coca-Cola Soft Drinks ...............     30.2%     29.0%     29.1%
       Corporacion J.R.L. (Inca Kola)     23.6      25.5      26.9
       Ananos .......................     13.2      14.7      15.9
       PepsiCo Products .............     10.8       8.5       8.7
       Other ........................     22.2      22.3      19.4
                                         -----     -----     -----
              Total .................    100.0%    100.0%    100.0%
                                         =====     =====     =====
Colas:
       Coca-Cola ....................     20.8%     20.4%     20.4%
       Pepsi ........................      7.3       5.9       6.2
Artificial Fruit Flavor:
       Inca Kola ....................     22.7%     22.5%     22.0%
       Kola Real ....................     10.1      10.3      11.7
       Concordia ....................      3.5       3.7       4.4
       Triple Kola ..................      6.8       5.5       4.4
       Kola Inglesa (1) .............      1.8       2.3       2.5
       Nectarin & Nusta (2) .........      1.0       1.0       1.4
Lemon-Lime Soft Drinks:
       Sprite .......................      3.9%      3.1%      2.7%
       Seven-Up .....................      2.9       1.8       1.3
Orange Soft Drinks:
       Fanta ........................      5.0%      5.0%      3.8%
       Crush ........................      1.6       2.6       3.5
Low Calorie Soft Drinks:
       Coca-Cola light ..............      0.5%      0.4%      0.4%

(1)  Company owned brand
(2) Company owned brands that were recently acquired by The Coca-Cola Company. For purpose of comparison only, in this report they are not included in the portfolio of Coca-Cola soft drinks brands.
Source: TRAC.

     Coca-Cola Embonor estimates that, including the Inca Kola brands produced and distributed in the Northern and Southern Divisions only, total consolidated share of soft drinks sales for ELSA Bottling in year 2003, would be approximately 36.8%.

Other Beverages Business

     Juices and Mineral Water in Chile

     In all of its Chilean operating regions, Coca-Cola Embonor distributes the following non-carbonated soft drink products and mineral water:

     o    Andifrut, fruit juices,

     o    Nectar Andina, fruit nectars,

     o    Kapo, artificially flavored fruit drinks,

     o    Hi-C, artificially flavored fruit drinks, and

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

     Sales. In 2003, the distribution of juices and mineral water from The Coca-Cola Company accounted for 7.4% of Coca-Cola Embonor's Chilean total sales volume in its operating region.

     The following table shows, for the periods indicated, Coca-Cola Embonor's sales by volume of juices and mineral water in the Chilean operating regions:

                    Juices and Mineral Water Sales by Volume

                                              Year ended December 31,
                                              -----------------------
                                         2001           2002            2003
                                         ----           ----            ----
                                (in million of units of 24 eight-ounce servings)

Andifrut.........................         870            861             784
Nectar Andina....................         846            751             830
Kapo.............................       1,056            654             690
Hi-C.............................           -             11             119
Vital (mineral water)............       2,364          2,272           2,373
Mamina...........................         213            364             633
                                  --------------------------------------------
       Total.....................    5,349UCs       4,913UCs        5,429UCs


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

     Sales. Sales from the distribution of other soft drinks and table water accounted for 6.8% of Embol Bottling's consolidated sales volume in 2001, 8.1% in 2002 and 8.2% in 2003.

     The following table shows, for the periods indicated, Coca-Cola Embonor's sales by volume of other soft drinks and table water in Bolivia:

                Other Soft Drinks and Table Water Sales by Volume

                                                     Year ended December 31,
                                                     -----------------------
                                              2001              2002            2003
                                              ----              ----            ----
                                        (in million of unit cases of 24 eight-ounce servings)
Other Soft Drinks:
       Mineragua .......................    UCs 1,169        UCs 1,227       UCs 1,329
                                                -----            -----           -----
Table Water:
       Vital (table water)..............          764            1,102           1,252
                                                -----            -----           -----
              Total.....................    UCs 1,933        UCs 2,329       UCs 2,581
                                                =====            =====           =====

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

     Other Soft Drinks and Table Water in Peru

     ELSA Bottling produced and sold carbonated soft drinks particular to the Peruvian market. In addition, ELSA Bottling was the largest producer and distributor of table water in Peru, with the brands San Luis and San Antonio.

     ELSA Bottling had entered into bottler agreements with The Coca-Cola Company for the production and distribution of Coca-Cola products. These agreements required the permission of The Coca-Cola Company to manufacture and distribute products other than those of The Coca-Cola Company. See"--Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10).

     Sales. In 2003, distribution of other soft drinks and table water accounted for 18.1 million unit cases of 24 eight-ounce servings. This represented 22.2% of ELSA Bottling's consolidated sales volume.

     The following table shows, for the periods indicated, ELSA Bottling's sales by volume of other soft drinks and table water in Peru:

                Other Soft Drinks and Table Water Sales by Volume

                                                  Year ended December 31,
                                                  -----------------------
                                           2001             2002             2003
                                          ------           ------           ------
                                   (in million of unit cases of 24 eight-ounce servings)
Other Soft Drinks:
       Kola Inglesa..............      UCs 3.425       UCs  4.480        UCs 5.202
       Nectarin + Nusta (1)......          3.059            2.961            4.169
                                          ------           ------           ------
              Total..............      UCs 6.484       UCs  7.441        UCs 9.371
                                          ======           ======           ======
Table Water:
       Bottles...................      UCs 5.662        UCs 6.163        UCs 6.072
       Jugs......................          6.984            6.830            6.569
                                          ------           ------           ------
              Total..............     UCs 12.646       UCs 12.993       UCs 12.641
                                          ======           ======           ======

(1) Company owned brands that were recently acquired by The Coca-Cola Company. For purpose of comparison only, in this report they are not included in the portfolio of Coca-Cola soft drinks brands.

     Marketing. ELSA Bottling was responsible for the marketing and promotion of other soft drinks and table water. Marketing campaigns were generally designed in conjunction with appointed advertising agents. Campaigns included media and print advertising and promotions and point-of-sale and other sales promotions. They also included sponsorship of sporting and entertainment events.

     Distribution. In Peru, other soft drinks and bottled table water were distributed on the same basis as the carbonated soft drinks of The Coca-Cola Company. The large dispenser containers, or bidones (jugs), were generally targeted to offices and homes. Their size and target market characteristics differ from carbonated soft drinks and distribution was handled separately.

     Competition. The main competitors for other soft drink products were other soft drink companies of Peru. In the case of table water, competition was distinct by package format. ELSA Bottling estimated that it had 28.4% of the total share of sales in the Peruvian bottled water market for the year ended December 31, 2003. The main producer and seller of mineral water in Peru was Ananos with its Cielo brand.

Seasonality

     Each of Coca-Cola Embonor's lines of business is seasonal. Most of its products have their highest sales levels in the warmer months of October through March. There are also peaks of demand around particular national holidays in each of Coca-Cola Embonor's regions. The following tables show, for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, Coca-Cola Embonor's quarterly sales by principal line of business.

                Seasonality of Coca-Cola Embonor's Sales in 2001

                                        Coca-Cola Soft Drinks                        Other Beverages
                                   --------------------------------         ---------------------------------
                                    Sales Volume        % of total          Sales Volume          % of total
                                  (millions of unit       annual          (millions of unit         annual
                                       cases)              sales               cases)               sales
                                   -------------      -------------         -------------       -------------
Bolivia:
      1st Quarter.................     5.79UCs             21.8%                0.32UCs              16.5%
      2nd Quarter.................     5.89                22.2                 0.29                 14.9
      3rd Quarter.................     6.30                23.8                 0.50                 25.8
      4th Quarter.................     8.52                32.2                 0.82                 42.8
                                   -------------      -------------         -------------       -------------
              Total...............    26.50UCs            100.0%                1.93UCs             100.0%
                                   =============      =============         =============       =============
Chile:
      1st Quarter.................    17.59UCs             27.1%                2.00UCs              31.9%
      2nd Quarter.................    13.54                20.9                 1.27                 20.3
      3rd Quarter.................    14.52                22.4                 1.22                 19.5
      4th Quarter.................    19.20                29.6                 1.77                 28.3
                                   -------------      -------------         -------------       -------------
              Total...............    64.85UCs            100.0%                6.26UCs             100.0%
                                   =============      =============         =============       =============
Peru:
      1st Quarter.................    14.35UCs             25.3%                6.20UCs              32.5%
      2nd Quarter.................    13.24                23.4                 4.08                 21.3
      3rd Quarter.................    13.03                23.0                 3.66                 19.1
      4th Quarter.................    16.07                28.3                 5.18                 27.1
                                   -------------      -------------         -------------       -------------
              Total...............    55.69UCs            100.0%               19.12UCs             100.0%
                                   =============      =============         =============       =============

                Seasonality of Coca-Cola Embonor's Sales in 2002

                                        Coca-Cola Soft Drinks                        Other Beverages
                                   --------------------------------         ---------------------------------
                                    Sales Volume        % of total          Sales Volume          % of total
                                  (millions of unit       annual          (millions of unit         annual
                                       cases)              sales               cases)               sales
                                   -------------      -------------         -------------       -------------
Bolivia:
      1st Quarter.................     5.57UCs             21.2%                0.58UCs              25.0%
      2nd Quarter.................     5.91                22.5                 0.47                 20.1
      3rd Quarter.................     6.29                24.0                 0.52                 22.3
      4th Quarter.................     8.49                32.3                 0.76                 32.6
                                   -------------      -------------         -------------       -------------
              Total...............    26.26UCs            100.0%                2.33UCs             100.0%
                                   =============      =============         =============       =============
Chile:
      1st Quarter.................    17.87UCs             27.9%                1.66UCs              32.0%
      2nd Quarter.................    13.31                20.8                 1.03                 19.9
      3rd Quarter.................    14.58                22.8                 1.06                 20.4
      4th Quarter.................    18.24                28.5                 1.44                 27.7
                                   -------------      -------------         -------------       -------------
              Total...............    64.00UCs            100.0%                5.19UCs             100.0%
                                   =============      =============         =============       =============
Peru:
      1st Quarter.................    15.72UCs             26.8%                5.92UCs              28.9%
      2nd Quarter.................    13.81                23.5                 4.70                 23.0
      3rd Quarter.................    12.58                21.4                 4.10                 20.1
      4th Quarter.................    16.57                28.3                 5.71                 28.0
                                   -------------      -------------         -------------       -------------
              Total...............    58.68UCs            100.0%               20.43UCs             100.0%
                                   =============      =============         =============       =============

                Seasonality of Coca-Cola Embonor's Sales in 2003

                                        Coca-Cola Soft Drinks                        Other Beverages
                                   --------------------------------         ---------------------------------
                                    Sales Volume        % of total          Sales Volume          % of total
                                  (millions of unit       annual          (millions of unit         annual
                                       cases)              sales               cases)               sales
                                   -------------      -------------         -------------       -------------
Bolivia:
      1st Quarter.................     6.28UCs             21.7%                0.61UCs              23.7%
      2nd Quarter.................     6.54                22.6                 0.53                 20.6
      3rd Quarter.................     6.97                24.1                 0.62                 24.1
      4th Quarter.................     9.10                31.6                 0.81                 31.6
                                   -------------      -------------         -------------       -------------
              Total...............    28.89UCs            100.0%                2.57UCs             100.0%
                                   =============      =============         =============       =============
Chile:
      1st Quarter.................    17.78UCs             26.2%                1.61UCs              28.4%
      2nd Quarter.................    14.38                21.2                 1.19                 21.0
      3rd Quarter.................    15.90                23.4                 1.27                 22.4
      4th Quarter.................    19.81                29.2                 1.60                 28.2
                                   -------------      -------------         -------------       -------------
              Total...............    67.87UCs            100.0%                5.67UCs             100.0%
                                   =============      =============         =============       =============
Peru:
      1st Quarter.................    16.62UCs             26.0%                5.81UCs              32.6%
      2nd Quarter.................    14.49                22.7                 3.75                 21.0
      3rd Quarter.................    14.72                23.0                 3.53                 19.8
      4th Quarter.................    18.04                28.3                 4.75                 26.6
                                   -------------      -------------         -------------       -------------
              Total...............    63.87UCs            100.0%               17.84UCs             100.0%
                                   =============      =============         =============       =============

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

     Coca-Cola Embonor has 7 bottling plants in Chile and the plants located at Con-Con,Talca, Concepcion, Temuco and Puerto Montt have installed sewage treatment disposal systems to bring them into compliance with current Chilean effluent standards. The other two plants in the north of Chile (Arica and Iquique) have sewage pretreatment facilities and the water is discharged to a marine sewer authorized by the national and local authorities, according to local environmental protection regulations.

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

     C.   ORGANIZATIONAL STRUCTURE

     The following diagram illustrates, in summary form, the equity ownership of Coca-Cola Embonor's material business operations as of December 31, 2003 (without giving effect to the sale of ELSA Bottling):


                               [GRAPHIC OMITTED]

     The following diagram illustrates, in summary form, the current equity ownership of Coca-Cola Embonor's material business operations taking into account the sale of ELSA Bottling:


                                [GRAPHIC OMITTED]

D.   PROPERTY, PLANT AND EQUIPMENT

     Due to the high transportation costs of beverages, Coca-Cola Embonor maintains production plants in each of the principal population centers included in the franchise territories. In addition, it maintains distribution centers and administrative offices in each of the franchise territories. The following table sets forth the principal properties and facilities of Coca-Cola Embonor in each of the franchise territories, showing in square meters the combined size of offices, plants and warehouses at each facility. In Chile, Coca-Cola Embonor owns all the production and administration facilities, and leases all the warehouse facilities, except the warehouse facility at Pozo Almonte, which it owns. In Bolivia, Coca-Cola Embonor, through its subsidiary Embol Bottling, owns all the indicated properties in Bolivia.

                      Property, Plant and Equipment Summary
                             (At December 31, 2003)

      Location          Principal Use                        Surface Area         Surface Area
      --------          -------------                        ------------         ------------
                                                                 Land               Building
                                                                 ----               --------
                                                          (in square meters)   (in square meters)
      Chile:
      Santiago          Administration                              280                  280
      Arica             Blowing and Bottling Plant               18,799               13,721
      Iquique           Bottling Plant                           14,600                6,136
      Pozo Almonte      Distribution Center                       7,568                  625
      Mamina            Bottling Plant                            5,200                  900
      Santiago          Offices                                     549                  549
      Vina del Mar      Bottling Plant and Offices              118,224               27,960
      Hijuelas          Offices                                     200                  200
      San Felipe        Distribution Center                      12,000                1,518
      Talca             Blowing and Bottling Plant               94,800               17,800
      San Fernando      Distribution Center                       5,355                1,230
      Cauquenes         Distribution Center                         525                  525
      Constitucion      Distribution Center                       1,710                  598
      Hualane           Distribution Center                         450                  450
      Parral            Distribution Center                       1,000                  940
      Chillan           Distribution Center                      17,640                2,580
      Concepcion        Bottling Plant                           31,917               10,952
      Arauco            Distribution Center                       7,661                  716
      Canete            Distribution Center                         230                  180
      Lebu              Distribution Center                         240                  240
      Coelemu           Distribution Center                         456                  358
      Yungay            Distribution Center                         931                  245
      Cabrero           Distribution Center                       1,500                  600
      Temuco            Bottling Plant                           34,406               10,751
      Los Lagos         Distribution Center                         208                  208
      Los Angeles       Distribution Center                       8,640                1,238
      Victoria          Distribution Center                      10,000                  643
      Villarica         Distribution Center                       3,492                  769
      Valdivia          Distribution Center                       2,450                1,270
      Puerto Montt      Bottling Plant                           36,883                8,234
      Osorno            Distribution Center                       5,400                  844
      Ancud             Distribution Center                       3,000                  850
      Castro            Distribution Center                      21,000                  692

      Bolivia:*
      La Paz            Blowing and Bottling Plant               21,520               11,649
      La Paz            Distribution Center                       3,200                  892
      Cochabamba        Blowing and Bottling Plant               21,552               10,245
      Cochabamba        Distribution Center                       1,000                1,000

      Location          Principal Use                        Surface Area         Surface Area
      --------          -------------                        ------------         ------------
                                                                 Land               Building
                                                                 ----               --------
                                                          (in square meters)   (in square meters)
      Santa Cruz        Blowing and Bottling Plant               19,720               12,624
      Oruro             Distribution Center                      13,519                3,941
      Sucre             Distribution Center                      11,247                2,139
      Potosi            Distribution Center                         357                  357
      Tarija            Blowing and Bottling Plant                7,557                3,050

      Peru:* +
      Lima              Bottling Plant                            9,649               15,200
      Lima              Distribution Center                      43,635               28,623
      Chorrillos        Distribution Center                       2,532                2,690
      S.J. Lurigancho   Distribution Center                      16,060                5,386
      Callao            Blowing and Bottling Plant               28,781               18,370
      Callao            Distribution Center                      23,184                1,019
      Huacho            Distribution Center                      14,992                5,845
      Barranca          Distribution Center                         828                  717
      Chancay           Distribution Center                       1,380                  150
      La Libertad       Bottling Plant                            6,970                4,849
      La Libertad       Distribution Center                      17,911                4,551
      Ancash            Distribution Center                       5,235                  757
      Lambayeque        Distribution Center                      20,528               11,082
      Arequipa          Blowing , Bottling Plant and Offices     32,434               23,770
      Arequipa          Distribution Center                      14,938                6,606
      Cuzco             Bottling Plant                           11,250                5,142
      Ica               Bottling Plant                           23,000                7,980
      Ica-Pisco         Distribution Center                         472                  626
      Moquegua          Distribution Center                       3,578                3,031
      Puno              Distribution Center                      20,727                6,502
      Tacna             Distribution Center                       9,380                5,887

----------
*    Principal sites only.

+ As previously described, our interests in these properties were sold to Corporacion Jose R. Lindley S.A., as part of the sale of ELSA Bottling.

     We currently have no mortgages on any of our properties.

     Capacity

     Below, we provide relevant information about the installed capacity and approximate average utilization of Coca-Cola Embonor Bottling's production facilities, by line of business. Information is based on a production schedule of three shifts per day, a 360-day year and production efficiency of 75.0%.

                                2001                                   2002                                    2003
                                ----                                   ----                                    ----
                 Annual                    Capacity       Annual                   Capacity       Annual                   Capacity
                  Total        Average   Utilization      Total      Average     Utilization      Total       Average    Utilization
                Installed     Capacity   During Peak    Installed    Capacity    During Peak    Installed    Capacity    During Peak
                Capacity   Utilization %   Month %       Capacity  Utilization %    Month %      Capacity  Utilization %    Month %
                --------   -------------   -------       --------  -------------    -------      --------  -------------    -------
              (in millions                             (in millions                            (in millions
             of unit cases)                           of unit cases)                          of unit cases)
Soft Drinks
Chile........      165          37.5%        67.1%         178         34.2%          60.0%         172         35.1%        59.0%
Bolivia......       77          37.6%        61.8%          77         40.0%          62.3%          83         36.2%        56.6%
Peru.........      153          48.9%        80.4%         154         50.4%          72.7%         152         55.1%        79.8%

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

Basis of Presentation

     This discussion and analysis should be read together with Coca-Cola Embonor's audited consolidated financial statements, including the notes to such financial statements, included elsewhere in this annual report. You should also read this together with the data provided in "Presentation of Financial and Certain Other Information," in the forepart of this Form 20-F and "Key Information--Selected Financial Data" (Item 3.A). Coca-Cola Embonor prepares its financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 37 to Coca-Cola Embonor's consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to Coca-Cola Embonor. It also includes a reconciliation to U.S. GAAP of net income and total shareholders' equity. See "Liquidity and Capital Resources--U.S. GAAP Reconciliation" below. Reporting of income on a U.S. GAAP basis differs from its reporting in accordance with Chilean GAAP, mostly because of basis differences in the valuation of property, plant and equipment and goodwill resulting from the acquisitions of subsidiaries and its subsequent amortization, deferred income taxes, severance indemnities provisions and the amortization of intangible assets.

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

     Depreciation of Machinery and Transportation Equipment

     We calculate depreciation based on the unit of production method for machinery and transportation equipment in Chile and Bolivia. This method involves calculating an historical hourly depreciation rate based on the number of hours of usage of the equipment. We have performed statistical historical analyses and have made comparisons with manufacturers' specifications to ascertain the number of hours of usage of each type of equipment. We introduced this policy in 2001 and previously had calculated depreciation based on a straight line method according to the useful lives of the assets. This change in our depreciation calculations resulted in a lower depreciation charge in 2001 amounting to Ch$2,143 million, to Ch$2,386 million in 2002 and to Ch$ 2,585 million in 2003.

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

     Liability for bottle deposits and cases

     We incur a liability for the deposits on bottles and cases in circulation paid by our customers. A customer must return the bottle along with the receipt to receive the deposit back. Our liability for such deposits is based on an annual inventory of the bottles and cases in the possession of customers, valued at the average value of deposits received during the last five years for each type of bottle or case. Up until 1999, we had created a liability in our financial statements based on the accumulated historical value of deposits, which excluded any release of the liability because of breakage or loss. On December 31, 2003, the company recorded the reversal of part of the liabilities for bottle guarantee deposits based on the results of a survey of bottles existing on the market. This reversal generated a credit of Ch$1,888 million to income, which is shown in "other non-operating income."

     Allowance for doubtful accounts

     The allowance for doubtful accounts is based upon our assessment of probable losses related to overdue accounts receivable. The general criteria for determining the allowance for doubtful accounts consists of provisioning for 100% of receivables where legal proceedings have started or when receivables are more 360 days outstanding and 50% where presented checks have not been cleared by the appropiate bank. Each bottling plant also analyzes each of its customers on a specific basis in order to establish further allowance where recovery is doubtfull.

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

     Effect of Technical Bulletin No. 64

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

     The allowance account due to the conversion of investments abroad, is entitled "Cumulative translation adjustment." The effect can be seen in the Financial Statements in item 18, Note 23 (c) 2.


2003 Executive Overview

     On January 29, 2004, we sold all of our equity interest, both direct and indirect, in our Peruvian subsidiary ELSA Bottling, which interest amounted to 60.45% of ELSA Bottling's outstanding stock. The price was US$129.9 million, which was paid on the same date. The Company recognized all effects of the sale in our financial statements as of December 31, 2003.

     On January 30, 2004, there was a voluntary redemption of a portion of outstanding Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the amount of Ch$19,828 million.

     On February 3, 2004, part of the loan with Wachovia Bank in the amount of US$7.5 million was prepaid.

     The entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid on February 4, 2004. The amount paid was Ch$26,949 million.

     As a result of the prepayment of debt indicated, with the funds received from the sale of the Peruvian investment, we recognized, in the year ended December 31, 2003, Ch$2,803 million in other non-operating expenses for the expenses that had previously been deferred associated with these borrowing transactions.

     Proceeds from the sale of our Peruvian operations reduced interest-bearing debt by around US$100 million, which accounted for more than 31% of all interest-bearing debt. The debt reduction will help reduce interest expense. There will also be a significant reduction in the book charge for "Amortization of Goodwill" and "Amortization of Intangibles." Together, such effects will reduce charges against income by approximately US$12 million annually. We believe that the sale of the Peruvian subsidiary will have no impact on sales in our Chilean and Bolivian operations.

     As of December 31, 2003 the consolidated sales volume totaled 186.7 million unit cases. The growth was 5.5% compared to the previous year. The Chile Operation accumulated a growth of 6.3%, Peru 3.3% and Bolivia 10.0%.

     The operating revenue declined 8.3% on a consolidated level in 2003 compared to the prior year to a total of Ch$221,081 million. Operating profit declined 18.2% to a total of Ch$16,325 million on a consolidated level, which represents 7.4% of revenues compared to 8.3% in the previous year, due fundamentally to a drop in unit sales prices in the Chile, Peru and Bolivia franchises and appreciation of the Chilean peso in comparison with the US Dollar of 18.4% during the year 2003. During the year 2003, the operating cash flow was Ch$35,329 million (operating profit (loss) + depreciation), a decrease of 15.2% compared to the previous year, which accounts for 16.0% of consolidated revenues. There was a non-operating loss of Ch$53,497 million compared to a loss of Ch$38,431 million in the previous year. The increase in the non-operating loss is due mainly to the recognition in income of a loss on the sale of the investment in Peru totaling Ch$26.318 million and the early recognition of deferred expenses because of the prepayment of part of the series B bonds, of the entire Chilean syndicated loan and a part of the bilateral loan with Wachovia Bank in the amount of Ch$2,803 million. There was also an increase in interest and financial income because of time deposits and the recognition of gains on swaps and forwards, a decrease in interest expense because of the prepayment of debt and refinancing, profits on the exchange differential and a rise in other non-operating income due to the release of bottle guarantees resulting from a bottle census taken during December 2003. The non-operating loss in 2003 included a goodwill amortization of Ch$17,264 million, which does not represent cash flow.

     The net loss in 2003 was Ch$34,098 million, which compares to the net loss of Ch$16,638 million in 2002.

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

     The following table shows, for the periods indicated, the net sales and operating income for Coca-Cola Embonor's operations in Chile, Bolivia and Peru. This data is expressed in millions of Chilean pesos and as a percentage of Coca-Cola Embonor's total consolidated net sales and operating income:

                                                                     Year ended December 31,
                                                                     -----------------------
                                                    2001                       2002                          2003
                                                    ----                       ----                          ----
                                                             (in millions of Ch$, except percentages)
Net sales:
Chile ..............................    Ch$ 119,620        49.7%     Ch$ 114,858        47.6%     Ch$ 118,393         53.6%
Bolivia ............................         36,978        15.4%          34,824        14.4%          30,015         13.6%
Peru ...............................         83,916        34.9%          91,413        38.0%          72,673         32.8%
Total ..............................    Ch$ 240,514       100.0%     Ch$ 241,095       100.0%     Ch$ 221,081        100.0%
                                           ========    ========         ========    ========         ========     ========
Operating income:

Chile ..............................    Ch$  17,017        66.3%     Ch$  13,540        67.8%     Ch$  14,747         90.4%
Bolivia ............................          3,499        13.6%           2,883        14.4%           2,270         13.9%
Peru ...............................          5,156        20.1%           3,542        17.8%            (692)        (4.3)%
                                           --------    --------         --------    --------         --------     --------
Total ..............................    Ch$  25,672       100.0%     Ch$  19,965       100.0%     Ch$  16,325        100.0%
                                           ========    ========         ========    ========         ========     ========

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

                                                                     Year ended December 31,
                                                                     -----------------------
                                                    2001                       2002                          2003
                                                    ----                       ----                          ----
                                                             (in millions of Ch$, except percentages)
Net sales:
Soft drinks ........................    Ch$ 212,436        88.3%     Ch$ 210,269        87.2%     Ch$ 209,635         94.8%
Other beverages ....................         28,078        11.7           30,826        12.8           11,446          5.2
                                           --------    --------         --------    --------         --------     --------
       Total .......................    Ch$ 240,514       100.0%     Ch$ 241,095       100.0%     Ch$ 221,081        100.0%
                                           ========    ========         ========    ========         ========     ========
Operating income:

Soft drinks ........................    Ch$  21,033        81.9%     Ch$  17,277        86.5%     Ch$  15,199         93.1%
Other beverages                               4,639        18.1            2,688        13.5            1,126          6.9%
                                           --------    --------         --------    --------         --------     --------
       Total .......................    Ch$  25,672       100.0%     Ch$  19,965       100.0%     Ch$  16,325        100.0%
                                           ========    ========         ========    ========         ========     ========

                                                                     Year ended December 31,
                                                                     -----------------------
                                                    2001                       2002                          2003
                                                    ----                       ----                          ----
                                                             (in millions of Ch$, except percentages)
Net sales ..........................    Ch$ 240,514       100.0%     Ch$ 241,095       100.0%     Ch$ 221,081        100.0%
Cost of sales ......................       (142,276)      (59.2)        (140,679)      (58.4)        (133,114)       (60.2)
                                           --------    --------         --------    --------         --------     --------
   Gross profit ....................         98,238        40.8          100,416        41.6           87,967         39.8
Administrative and Selling expenses         (72,566)      (30.2)         (80,451)      (33.4)         (71,642)       (32.4)
                                           --------    --------         --------    --------         --------     --------
   Operating Income ................         25,672        10.6           19,965         8.2           16,325          7.4
Non-operating Income (expenses) ....        (35,612)      (14.8)         (38,431)      (16.0)         (53,497)       (24.2)
Income taxes, extraordinary items
and minority interest ..............          1,150         0.5            1,802         0.7            3,037          1.4
   Amortization of Negative Goodwill              -           -               26           -               37            -
                                           --------    --------         --------    --------         --------     --------
Net loss ...........................    Ch$  (8,790)       (3.7)%    Ch$ (16,638)       (7.1)%    Ch$ (34,098)       (16.8)%
                                           ========    ========         ========    ========         ========     ========

     The following table shows, for the periods indicated, excerpts from Coca-Cola Embonor's consolidated income statement.


     Results of Operations for the Years Ended December 31, 2001 and 2002

                                                    Year ended December 31,
                                                    -----------------------
                                                      2001           2002            Variance
                                                      ----           ----            --------
                                            (in millions of Ch$, except percentages)     %
Net sales ..................................     Ch$240,514      Ch$241,095             0.2
Cost of sales ..............................       (142,276)       (140,679)           (1.1)
   Gross profit ............................         98,238         100,416             2.2
Administrative and Selling expenses ........        (72,566)        (80,451)          (10.8)
   Operating Income ........................         25,672          19,965           (22.2)
Non-operating Income (expenses) ............        (35,612)        (38,431)           (7.9)
Income taxes, extraordinary items
and minority interest ......................          1,150           1,802            56.7
                                                   --------        --------        --------

   Amortization of Negative Goodwill .......              -              26               -
Net loss ...................................         (8,790)        (16,638)          (89.3)
                                                   ========        ========        ========

     Net Sales

     Coca-Cola Embonor's net sales for the year ended December 31, 2002 were Ch$241,095 million, as compared to Ch$240,514 million for the same period in 2001, representing an increase of 0.2%. The consolidated sales volume was 177.0 million unit cases, which represents a 1.2% increase compared to the previous year. Broken down by country, the sales volume decreased 1.9% in Chile, increased 4.4% in Peru and 0.6% in Bolivia.

     Sales in Chile decreased 4.0% in 2002 as compared to 2001. This decrease was principally due to a 1.9% decrease in volume. The reason for the decrease in volume reflects a lowered demand in the industry in general and also a move towards cheaper branded products. The decrease in sales is also due to a 2.1% lowering in average prices, due to a strong competitive environment, mainly from supermarkets own brands and also from "B" brands as described in item 4 B. B brand products have a lower price structure. Such products have principally hurt the sales of Coca-Cola and Fanta. In Chile, there is also an increasing tendency towards non-returnable bottles. The percentage of the Company's sales that result from non-returnable bottles increased from 29.9% in 2002 to 35.0% in 2002.

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

     Cost of Sales

     Cost of sales was Ch$140,679 million during the year ended December 31, 2002 as compared to Ch$142,276 million in the corresponding period of 2001, representing a decrease of 1.1%. As a percentage of net sales, cost of sales decreased to 58.43% in the year ended December 31, 2002, compared to 59.2% in the corresponding period in 2001.

     Cost savings were achieved by transferring the management of some distribution centers to third parties. This helped to reduce costs by a reduction in headcount at these centers. A full year's impact was seen in 2002 as such changes were introduced during 2001.

     Gross Profit

     Gross profit during the year ended December 31, 2002 totaled Ch$100,416 million as compared to Ch$98,238 million in the corresponding period in 2001. As a percentage of net sales, gross profit was 41.6 % during the year ended December 31, 2002 as compared to 40.8 % during the year ended December 31, 2001.

     Administrative and Selling Expenses

     The following table shows, for the periods indicated, relevant information about the components of administrative and selling expenses:

                                           Year ended December 31,
                                           -----------------------
                                               2001         2002       Variance    Variance
                                               ----         ----       --------    --------
                                              (in millions of Ch$)                     %
                                              --------------------                     -
Administration and marketing salaries         24,549       24,385         (164)       (0.7)
Sales commissions                              2,709        2,757           48         1.8
Advertising                                   11,178       17,287        6,109        54.7
Freight and transportation                    15,366       18,258        2,892        18.8
Depreciation                                   4,763        5,516          753        15.8
Other                                         14,001       12,248       (1,753)      (12.5)
                                              ------       ------      -------      ------
              Total                           72,566       80,451        7,885       (10.9)
                                              ======       ======      =======      ======

     Administrative and selling expenses totaled Ch$80,451 million during the year ended December 31, 2002. Such expenses were Ch$72,566 million in the corresponding period in 2001. As a percentage of net sales, administrative and selling expenses were 33.4 % for the year ended December 31, 2002 and 30.2 % for the corresponding period in 2001.

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

     Depreciation increased during 2002 as a result of the additions of new assets in ELSA and the exchange rate in Peru and Bolivia.

     "Other" mainly consists of cleaning and repair costs for warehouses and also utility costs such as water, gas and electricity. The decrease in such costs is principally due to the outsourcing of some operations, thus allowing tighter control on these expenses.

     Operating Income

     Operating income for the year ended December 31, 2002 was Ch$19,965 million. This represented a 22.2 % decrease, as compared to Ch$25,672 million in the corresponding period in 2001. Operating income represented 8.2% of net sales in 2002 compared to 10.6% in the previous year, due fundamentally to a drop in unit income in the Peru and Bolivia franchises, coupled with an increase in selling expenses in Peru because of the devaluation of the peso. The amount of Coca-Cola Embonor's operating income that had been generated in Chile in the year 2001 was approximately 66.3%. This was reduced by 20.4% in 2002. In Bolivia and Peru was reduced by 17.6% and 31.3%, respectively. Operating income decreased in Bolivia from Ch$3,499 million to Ch$2,883 million for the year ended December 31, 2001 as compared to the year ended December 31, 2002 while operating income in Peru decreased from Ch$5,156 million as compared to Ch$3,542 million during the same periods.

     Non-operating Income (Expenses), Net

     The following table shows, for the periods indicated, a summary of non-operating income (expenses):

                                                  Years ended December 31,
                                                      2001        2002      Variance    Variance
                                                    (in millions of Ch$)                   %
Financial income                                      1,320       5,368       4,048       306.6
Participation in net losses of related companies       (337)       (318)         19         5.7
Other non-operating income                            6,187       2,005      (4,182)      (67.6)
Financial expenses                                  (18,699)    (18,548)        151         0.8
Other non-operating expenses                         (5,732)    (10,295)     (4,563)      (79.7)
Amortization of goodwill                            (17,902)    (18,231)       (329)       (1.8)
Price-level restatement, net                         (4,136)        906       5,042       121.9
Foreign exchange gain                                 3,687         682      (3,005)      (81.5)
                                                    -------     -------     -------     -------
Non-operating expense                               (35,612)    (38,431)     (2,819)       (7.9)
                                                    =======     =======     =======     =======

     Non-operating expense was Ch$38,431 million for the year ended December 31, 2002 compared to Ch$35,612 million for the corresponding period in 2001. Financial income consists principally of income generated by investments. The increase in income from Ch$ 1,320 million in 2001 to Ch$ 5,368 million in 2002 is explained principally by interest income received from an interest rate swap transaction.

     The expense generated from the share of net income in related parties decreased as both Comptec S.A. and Envases Central had losses in the years ended December 31, 2001 and 2002. Other non-operating income declined considerably in the year ended December 31, 2002. The decrease is principally due to the reversal in 2001 of a restructuring provision amounting to Ch$ 2,438 million that had been established in 2000 and the conversion of the financial statements of foreign subsidiaries according to the rules in BT 64 of the Chilean Accountants Association by Ch$ 2,029 million in 2001 (Charge by Ch$ 1,691 million in 2002).

     Financial expenses consist principally of interest on bonds and Coca-Cola Embonor's bank credit facility. The fall in such expenses from 2001 to 2002 is principally due to the renegotiation of Coca-Cola Embonor's banking liabilities and the prepayment of Series A Bonds. In addition, the exchange differential in 2002 was positive while there was a charge to income in 2001.

     Other non-operating expenses consist of holding expenses and amortization of prepaid expenses. The increase between the year ended December 31, 2001 and the year ended December 31, 2002 is principally due to the conversion of the financial statements of foreign subsidiaries according to the rules in BT 64 of the Chilean Accountants Association by Ch$ 1,691 million in 2001 (income by Ch$ 2,029 million in 2002), to a decrease in the conversion for entities abroad as well as the expense of previously deferred expenses relating to the issuance of Series A bonds because of the prepayment of such bonds.

     The amount of foreign exchange gain that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars, for 2001 and 2002 was Ch$ 3,687 million and Ch$ 682 million, respectively.

     Income Taxes

     The total provision for income taxes for the year ended December 31, 2002 was an expense of Ch$1,181 million, as compared to an expense of Ch$1,277 million in 2001. Coca-Cola Embonor's effective consolidated tax rate for the year ended December 31, 2002 was a positive 6.4%, as compared to negative rate of 12.2% for the year ended December 31, 2001. See "Operating Results--Differences in Operating Conditions--Income Taxes".

     Minority Interest

     Minority interest in subsidiaries represented a loss of Ch$63 million in 2001 compared with a loss of Ch$249 million in 2002. The change is principally due to a smaller loss in Socap whose net loss was Ch$2,747 million in 2001 and Ch$2,042 million in 2002.

     Net Income (Loss)

     As a result of the items discussed in the preceding paragraphs, the consolidated net loss for the year ended December 31, 2002 was Ch$16,638 million, as compared to a consolidated net loss in 2001 of Ch$8,790 million. The net loss in the 2002 fiscal year was more than Ch$ 7,848 million less than the loss of Ch$ 8,790 million in 2001. This loss in 2001 and 2002 was affected by the amortization of goodwill which is a non-cash item. Amortization for the year ended December 31, 2001 and 2002 amounted to Ch$ 17,902 million and Ch$ 18,231 million, respectively.

     For a discussion of governmental economic, fiscal, monetary and political policies that could materially affect, directly or indirectly, Coca-Cola Embonor's operations or investments by Chilean shareholders, see the risk factors captioned "Risks Relating to Chile", "Risks Relating to Peru" and "Risks Relating to Bolivia" under "Key Information--Risk Factors" (Item 3).

     Results of Operations for the Years Ended December 31, 2002 and 2003

                                              Year ended December 31,
                                              -----------------------
                                               2002             2003           Variance
                                               ----             ----           --------
                                    (in millions of Ch$, except percentages)      %
Net sales ..........................     Ch$ 241,095      Ch$ 221,081             (8.3)
Cost of sales ......................        (140,679)        (133,114)            (5.4)
                                            --------         --------         --------
   Gross profit ....................         100,416           87,967            (12.4)
Administrative and Selling expenses          (80,451)         (71,642)           (10.9)
                                            --------         --------         --------
   Operating Income ................          19,965           16,325            (18.2)
Non-operating Income (expenses) ....         (38,431)         (53,497)            39.2

Income taxes, extraordinary items
and minority interest ..............           1,802            3,037             68.6

   Amortization of Negative Goodwill              26               37             42.3
                                            --------         --------         --------
Net loss ...........................     Ch$ (16,638)     Ch$ (34,098)           104.9
                                            ========         ========         ========

Net Sales

     Coca-Cola Embonor's net sales for the year ended December 31, 2003 were Ch$221,081 million, as compared to Ch$241,095 million for the same period in 2002, representing a decrease of 8.3%. The consolidated sales volume was 186.7 million unit cases, which represents a 5.5% increase compared to the previous year. Broken down by country, the sales volume increased 6.3% in Chile, increased 3.3% in Peru and 10.0% in Bolivia.

     Sales in Chile increased 3.1% in 2003 as compared to 2002. This increase was principally due to a 6.3% increase in volume. The reason for the increase in volume reflects a higher demand in the industry in general. Sales are effected also due to lower average prices and due to a strong competitive environment, mainly from supermarkets own brands and also from "B" brands as described in item 4 B. B brand products have a lower price structure. Such products have principally hurt the sales of Coca-Cola and Fanta. In Chile, there is also an increasing tendency towards non-returnable bottles. In Chile the percentage of the Company's sales that result from non-returnable bottles increased from 35.0% in 2002 to 38.9% in 2003.

     Sales in Bolivia in Chilean peso decreased by 13.8% in 2003 as compared to 2002. This decrease is principally explained by a Chilean peso appreciation (18.4% in 2003) . Prices in local currency decreased by 1.4%; however, this was partially off-set by an increase in volume sold. The volume increase was principally due to higher sales of the Simba, Tai and Coca-Cola soft drinks products during the year.

     Sales in Peru in Chilean peso decreased 20.5% in 2003 as compared to 2002. The decrease was due to both an price reduction and Chilean peso appreciation. Prices in local currency decreased by 2.3%. Volume increased by 3.3% in 2003 compared to 2002, most of which was due to increases in sales at Inca Kola, and Coca-Cola soft drinks, and also the penetration in the market of the new 8 ounce bottles. This was due to efficiency savings in the distribution network and subsequent cost savings being passed to the consumer to protect market share.

     Cost of Sales

     Cost of sales was Ch$133,114 million during the year ended December 31, 2003 as compared to Ch$140,679 million in the corresponding period of 2002, representing a decrease of 5.4%. This decrease is principally explained by the appreciation of the Chilean peso in comparison with the US Dollar by 18.4% during the year ended December 31, 2003. As a percentage of net sales, cost of sales increased to 60.2% in the year ended December 31, 2003, compared to 58.4% in the corresponding period in 2002.

     Cost savings were achieved by transferring the management of some distribution centers to third parties to protect market share. This helped to reduce costs by a reduction in headcount at these centers.

     Gross Profit

     Gross profit during the year ended December 31, 2003 totaled Ch$87,967 million as compared to Ch$100,416 million in the corresponding period in 2002. As a percentage of net sales, gross profit was 39.8% during the year ended December 31, 2003 as compared to 41.6 % during the year ended December 31, 2002.

     Administrative and Selling Expenses

     The following table shows, for the periods indicated, relevant information about the components of administrative and selling expenses:

                                     Year ended December 31,
                                          2002      2003    Variance   Variance
                                       (in millions of Ch$)                %

Administration and marketing salaries    24,385    22,053    (2,332)      (9.6)
Sales commissions ...................     2,757     2,637      (120)      (4.4)
Advertising .........................    17,287    13,406    (3,881)     (22.5)
Freight and transportation ..........    18,258    14,522    (3,736)     (20.5)
Depreciation ........................     5,516     6,167       651       11.8
Other ...............................    12,248    12,857       609        5.0
                                         ------    ------    ------     ------
              Total .................    80,451    71,642    (8,809)     (10.9)
                                         ======    ======    ======     ======

     Administrative and selling expenses totaled Ch$71,642 million during the year ended December 31, 2003. Such expenses were Ch$80,451 million in the corresponding period in 2002. As a percentage of net sales, administrative and selling expenses were 32.4% for the year ended December 31, 2003 and 33.4% for the corresponding period in 2002.

     Administration and marketing salaries declined by 9.6%, mainly as a result of the lower administration headcount at distribution centers.

     In local currency, advertising costs increased 13.0% in Chile, 24.3% in Peru and not significantly in Bolivia. This increase was mainly as a result of higher volume. Advertising costs in Chilean peso decreased by 22.5%, mainly due to Chilean peso appreciation with affect Peruvian and Bolivia figures.

     Freight and transportation costs were down in 2003 versus 2002 by 20.5%, mainly due to lower distribution costs in Peru by 3.8% in local currency.

     Depreciation increased during 2003 as a result of the increase in sales volume, because the depreciation of machinery and transport equipment had been calculated according to the real time of use of the assets. Depreciation in local currency increased 1.0% in Chile, 4.0% in Peru and 0.9% in Bolivia.

     "Other" mainly consists of cleaning and repair costs for warehouses and also utility costs such as water, gas and electricity. The increase in 2003 was mainly due to higher sales volume in unit cases.

     Operating Income

     Operating income for the year ended December 31, 2003 was Ch$16,325 million. This represented a 18.2 % decrease, as compared to Ch$19,965 million in the corresponding period in 2002. Operating income represented 7.4% of net sales in 2003 compared to 8.2% in the previous year, due fundamentally to a drop in unit income in the Peru and Bolivia franchises and due largely to the Peru operation's performance since the Chile and Bolivia operations generated Operating Income of Ch$17,017 million taken together. The amount of Coca-Cola Embonor's operating income that had been generated in Chile in the year 2003 was approximately 90.3% (13.9% in Bolivia and -4.2% in Peru). In local currencies, operating income decreased by 0.8% between 2002 and 2003 in Bolivia and by 123% in Peru. Due to the fact that both countries use US dollars for the purpose of reporting in Chilean GAAP and due to the fact that there was an appreciation of the Chilean peso compared to the US dollar of 18.4%, such operating income decreased in Bolivia from Ch$2,883 million to Ch$2,270 million for the year ended December 31, 2003 as compared to the year ended December 31, 2002 while operating income in Peru decreased from Ch$3,542 million for the year ended December 31, 2003 as compared to Ch$(692) million for the year ended December 31, 2002.

        Non-operating Income (Expenses), Net

The following table shows, for the periods indicated, a summary of non-operating income (expenses):

                                                        Years ended December 31,
                                                             2002        2003     Variance     Variance
                                                           (in millions of Ch$)                    %
Financial income ......................................      5,368       6,959       1,591        29.6
Participation in net income (loss) of related companies       (318)         54         372      (116.9)
Other non-operating income ............................      2,005       6,215       4,210       210.0
Financial expenses ....................................    (18,548)    (17,310)      1,238        (6.7)
Other non-operating expenses ..........................    (10,295)    (36,386)    (26,091)      253.4
Amortization of goodwill ..............................    (18,231)    (17,264)        967        (5.3)
Price-level restatement ...............................        906         200        (706)      (77.9)
Foreign exchange gain (loss) ..........................        682       4,035       3,353       491.6
                                                           -------     -------     -------     -------
Non-operating expense .................................    (38,431)    (53,497)    (15,066)      (39.2)
                                                           =======     =======     =======     =======

     Non-operating expense was Ch$53,497 million for the year ended December 31, 2003 compared to Ch$38,431 million for the corresponding period in 2002. Financial income consists principally of income generated by investments. The increase in financial income from Ch$ 5,368 million in 2002 to Ch$ 6,959 million in 2003 is explained principally by interest of time deposits and the recognition of gains on swaps and forwards transactions.

     The expense generated from the share of net income in related parties mainly due to the net income generated by Envases Central during 2003 in comparision with losses generated in 2002.

     Other non-operating income increased from Ch$ 2,005 million in 2002 to Ch$ 6,215 million in 2003. The increase is principally due to a positive effect on Translation adjustment in foreign investments in Peru and Bolivia to Ch$ 2,969 million in 2003 and the release of a part of the provision for bottle guarantees resulting from a bottle census taken during December 2003 as of Ch$ 1,888 million (Ch$ 19 million in 2002).

     Financial expenses consist principally of interest on bonds and Coca-Cola Embonor's bank credit facility. The fall in such expenses from 2002 to 2003 is principally due to the renegotiation of Coca-Cola Embonor's banking liabilities and prepayment of Series A Bonds in December 2002 and the amortization during 2003.

     Other non-operating expenses consist of holding expenses and amortization of prepaid expenses. The increase in the non-operating loss is due mainly to the recognition in income of a loss from the sale of the investment in Peru totaling Ch$26,318 million, the early recognition of deferred expenses because of the prepayment of part of the series B bonds, of the entire Chilean syndicated loan and a part of the bilateral loan with Wachovia Bank in the amount of Ch$2,803 million and a negative effect on Translation adjustment in foreign investments in Peru and Bolivia to Ch$ 1,691 million as of December 31, 2002.

     The amount of foreign exchange gain that is attributable to operations in unstable countries (Bolivia and Peru), because these amounts have been remeasured into US dollars, for 2003 and 2002 was Ch$ 4,035 million and Ch$ 682 million respectively. See Note 26 to Coca-Cola Embonor's consolidated financial statements.

     Income Taxes

     The total provision for income taxes for the year ended December 31, 2003 was an expense of Ch$1,092 million, as compared to an expense of Ch$1,181 million in 2002. Coca-Cola Embonor's effective consolidated tax rate for the year ended December 31, 2003 was a positive 4.5%, as compared to positive rate of 6.4% for the year ended December 31, 2002. See "Operating Results--Differences in Operating Conditions--Income Taxes".

     Minority Interest

     Minority interest in subsidiaries represented a loss of Ch$249 million in 2002 compared with a income of Ch$1,361 million in 2003. The change is principally due to a loss in ELSA Bottling whose net income was Ch$2,617 million in 2002 and net loss Ch$3,639 million in 2003.

     Net Income (Loss)

     As a result of the items discussed in the preceding paragraphs, the consolidated net loss for the year ended December 31, 2002 was Ch$16,638 million, as compared to a consolidated net loss in 2003 of Ch$34,098 million. The net loss in the 2003 fiscal year was more than Ch$ 17,460 million more than the loss of Ch$ 16,638 million in 2002. This loss in 2002 and 2003 was affected by the amortization of goodwill which is a non-cash item. Amortization for the year ended December 31, 2002 and 2003 amounted to Ch$ 18,231 million and Ch$ 17,264 million, respectively.

     For a discussion of governmental economic, fiscal, monetary and political policies that could materially affect, directly or indirectly, Coca-Cola Embonor's operations or investments by Chilean shareholders, see the risk factors captioned "Risks Relating to Chile", "Risks Relating to Peru" and "Risks Relating to Bolivia" under "Key Information--Risk Factors" (Item 3).

B.   LIQUIDITY AND CAPITAL RESOURCES

     Coca-Cola Embonor's principal liquidity and capital resource requirements are to finance customer account receivables, inventories and fixed assets improvements. These resources are also used to finance the repayment of indebtedness. Coca-Cola Embonor's primary sources of liquidity have been funds from:

     o    operations, and

     o borrowings from commercial banks, both internationally and within Chile, and bonds.

     At December 31, 2003, total consolidated liabilities of Coca-Cola Embonor, excluding minority interest, were Ch$243,672 million. Ch$26,764 million of this amount was the current portion of long-term bank indebtedness and Ch$5,968 million was short-term bank liabilities. Ch$29,994 million was long-term bank indebtedness.

     At December 31, 2002, total consolidated liabilities of Coca-Cola Embonor, excluding minority interest, were Ch$297,308 million. Ch$17,894 million of this amount was the current portion of long-term bank indebtedness. Ch$63,162 million was long-term bank indebtedness.

     At December 31, 2001, total consolidated liabilities of Coca-Cola Embonor excluding minority interest, were Ch$300,955 million. Ch$15,226 million of this amount was the current portion of long-term bank indebtedness. Ch$44,361 million was long-term bank indebtedness.

     The increase in the current liabilities in 2003 compared to 2002 is due mainly to the presentation in the short term of the prepayment of part of the series B bonds, the entire Chilean syndicated loan and part of the bilateral loan with Wachovia Bank made in 2004. There is also an increase in provisions due to the recognition of the loss on the sale of the Peruvian operation. This change results in a drop in the consolidated liquidity ratio, which decreased from 0.91 to 0.47. The increase in the current liabilities in 2002 compared to 2001 is explained by the transfer to short term of the principal under the syndicated loan and Chilean bonds series A owed by the Company, which were be paid during 2003. This change resulted in a decrease in the Company's liquidity ratio, which changed from 1.29 to 0.91. See "Information on the Company--History and Development of the Company--Debt Refinancing" (Item 4).

The following table shows, for the years indicated, a summary of cash flow:

                                  As of December 31,           Variance      Variance
                            2001         2002         2003     2001-2002     2002-2003
                                 (in millions of Ch$)              %             %
Operating activities       33,655       28,188       15,534       (16.24)      (44.89)
Finance activities            299       (9,751)     (24,005)    (3,361.2)     (146.17)
Investment activities     (10,030)     (20,662)      (8,700)     (106.00)       57.89
                         --------     --------     --------     --------     --------
Total Net cash flow        23,924       (2,225)     (17,171)     (109.30)     (671.63)
                         --------     --------     --------     --------     --------

     Cash flow generated by operating activities decreased from Ch$28,188 million in 2002 to Ch$15,534 million in 2003. This variation was principally the result of a decrease in collection of sales receivables and smaller payments to suppliers and employees and VAT and other similar taxes paid. Cash flow generated by operating activities decreased from Ch$33,655 million in 2001 to Ch$28,188 million in 2002. This was a result of a decrease in both the recovery of trade accounts receivable and in other revenue, principally a decrease in recovered income taxes.

     Coca-Cola Embonor's borrowings under its loans accrued and bonds were Ch$519 million in 2001, Ch$36,569 million in 2002 and Ch$6,651 million in 2003. Cash flows provided by financing activities amounted to Ch$ 299 million in 2001, and net cash flows used in financing activities amounted to Ch$ 9,751 million in 2002 and Ch$ 24,005 million in 2003. The difference in 2003 from 2002 stemmed principally from the payment to the Chilean syndicated banks of Ch$17,645 million and on the Chilean Bonds A of Ch$18,193 million, and on smaller secured loans.

     In 2002, the net negative cash flow from investing activities was Ch$ 20,662 million, compared with the net negative cash flow of Ch$ 8,700 million in 2003. This variation was principally the result of an increase in collection of loans to related companies and a decrease in additions to property, plant and equipment. The net negative cash flow from investing activities decreased to Ch$ 20,662 million in 2002 from Ch$ 10,030 million in 2001. The change was a result of the fact that, in 2002, the Company did not receive payments for loans made to related companies while extending additional loans to related companies.

     In 2003, the principal uses of cash were payment to suppliers and employees of Ch$211,726 million, interest paid of Ch$ 18,596 million, VAT and other similar taxes paid of Ch$18,113 million, loan and bond payments of Ch$36,912 million and additions to property, plant and equipment of Ch$12,881 million.

     In 2002, the principal uses of cash were payment to suppliers and employees of Ch$221,847 million, interest paid of Ch$18,187 million, VAT and other similar taxes paid of Ch$19,142 million, loan and bond payments of Ch$46,071 million and additions to property, plant and equipment of Ch$15,372 million.

     In 2001, the principal uses of cash were payments to suppliers and employees of Ch$231,084 million, interest paid of Ch$19,329 million, VAT and other similar taxes paid of Ch$38,074 million and additions to property, plant and equipment of Ch$13,812 million.

     Coca-Cola Embonor believes that cash flows generated by operations, cash balances and available lines of credit, including supplier credit and borrowings from third parties, will be sufficient to meet Coca-Cola Embonor's working capital, debt service and capital expenditure requirements for the foreseeable future.

     Capital resources for working capital and capital expenditures normally are covered with operations cash flow, given the levels of inventory and accounts receivable turnover and that no major capital expenditures are required.

     The following table sets forth our capital expenditures (before sales of property, plant and equipment) for the periods indicated on a consolidated and by segment basis:

     Consolidated Capital Expenditures

                                            As of December 31,
                                        2001       2002        2003
                                           (in millions of Ch$)

Land, buildings and coconstruction        899        627        282
Machinery and equipment                 1,692      2,175      1,932
Advertising equipment                     855        717        746
Bottles and cases                       9,894     11,585      9,281
Software and hadware                      472        241        259
Others                                      -         27        381
                                       ------     ------     ------
Total                                  13,812     15,372     12,881
                                       ------     ------     ------


     Capital Expenditures by Segment

                                            As of December 31,
                                        2001       2002        2003
                                           (in millions of Ch$)

Chile                                   5,828      5,647      5,439
Bolivia                                 2,915      2,810      2,098
Peru                                    5,069      6,915      5,344
                                       ------     ------     ------
Total                                  13,812     15,372     12,881
                                       ------     ------     ------


     Our capital expenditures in 2003 focused on investment in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of our distribution infrastructure and applying information technology. Through these measures, we strive to improve our profit margins and overall profitability.

     We estimate that a majority of our projected capital expenditures for 2004 will be spent in our Chilean territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2004. Our capital expenditure plan for 2004 may change based on market and other conditions and our results of operations and financial resources. We estimate that our capital expenditures in 2004 would be approximately of Ch$ 8,800 million.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Not applicable

D.   TREND INFORMATION

     The most significant trends in production, sales and inventory, the state of the order book and costs and selling prices since the end of the last fiscal year are outlined below:

o B-Brands. Competition from low price brands, known as B-Brands, lost ground in Chile, Peru and Bolivia, reflecting a market share decrease of 2.9% in Chile, 2.2% in Peru and 1.0% in Bolivia during the year 2003. This is the result of our new value priced driven strategy applied across all markets:
     Tai for Chile, Simba for Bolivia, and Fanta for Peru. The innovation of flavors, packaging and brands is key to maintaining our leadership position and prevent new incoming B-Brands. This also provides continuity over time and the ability to compete effectively against the variety of flavors existing on the market. As a result of the divestiture of our operation in Peru, where the competition from B-Brands was the toughest, we are now in a leading position within the industry, with B-Brands accounting for less than 20% of the Market.

o Package mix. The package mix has experienced the following trends since the end of the last fiscal year:

     - In all markets we have seen a slight trend towards one-way formats. The company has developed a number of alternative refillable packages in order to slow down the adoption rate at which the returnable format becomes less relevant. Among these, the most important are the single serving 192 cc and 237 cc refillable glass categories, which are growing at a higher rate than the rest of the packages.

     - The increasing consumption of single-serve packages yields higher profit margins but lower sales prices to customers, which in return allows Embonor to improve its position against competitors.

     - Returnable packages continue to be the dominant type in the markets in which we operate and the trend is expected to continue for the next 2 to 3 years.

     - With respect to Channels, sales through Supermarkets have not increased significantly, the higher proportion being in Chile, where it accounts for 23% of the total sales.


o Financial markets. Interest rates have declined significantly, allowing us to lower interest expenses, and the sale of ELSA Bottling in early 2004 has allowed us to decrease significantly our financial debt via application of all the proceeds to prepayment of existing liabilities.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements as of December 31, 2003.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following summarizes Coca-Cola Embonor's contractual cash obligations and commercial commitments at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

Contractual Obligations                           Payment due by period in millions of constant pesos of December 31, 2003
                                                  ------------------------------------------------------------------------
                                                     Total       Less than 1      1-3-years      3-5 years        More than 5
                                                                     year                                            years
Long term debt including current maturities         179,900         55,360            304          117,045           7,191
Operating Leases                                          -              -              -                -               -
Unconditional purchase obligations                        -              -              -                -               -
                                              --------------------------------------------------------------------------------
Total contractual obligations                       179,900         55,360            304          117,045           7,191
                                              --------------------------------------------------------------------------------

     On December 31, 2003, we had cash and cash equivalent of Ch$ 6,633 million, total short term debt of Ch$ 102,895 million and long term debt of Ch$ 140,777 million. In addition cash was increased during year 2004 by the sale of our Peruvian subsidiary ELSA Bottling. The price was US$129.9 million (Ch$ 77,135 million), which was paid on January 29, 2004. With the funds received from the sale of the Peruvian investment the following debts were paid:

     On January 30, 2004, there was a voluntary redemption of the 72.67% Series B bonds through Banco BICE in the amount of Ch$19,828 million.

     On February 3, 2004, part of the loan with Wachovia Bank in the amount of US$7.5 million (Ch$ 4,454 million) was prepaid.

     The entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid on February 4, 2004. The amount paid was Ch$26,949 million.

     The following chart sets forth the long-term debt obligations breakdown of the company and its subsidiaries by currency and interest rate type as of December 31, 2003:

Long-term debt obligations      % total debt    % floating       Average rate
                                               interest rate          (1)

U.S. dollars                        67.3%           25.3%            8.34%
Chilean pesos                       32.7%           53.1%            5.18%

----------

(1)  Annualized average interest per currency as of December 31, 2003.

     Other commercial commitments of Coca-Cola Embonor consist of the following items:

Other Commercial commitments                     Payment due by period in millions of constant pesos of December 31, 2003
                                      ---------------------------------------------------------------------------------------------
                                              Total       Less than 1 year        1-3-years        3-5 years      More than 5 years
Lines of credit                                    -                 -                 -                -                  -
Guarantees                                         -                 -                 -                -                  -
Standby repurchase obligations                     -                 -                 -                -                  -
Other commercial commitments (1)              14,619            14,619                 -                -                  -
                                      ---------------------------------------------------------------------------------------------
Total commercial commitments                  14,619            14,619                 -                -                  -
                                      ---------------------------------------------------------------------------------------------

----------

(1) We maintain contracts with Coca-Cola and other suppliers to purchase certain amounts of raw materials. These contracts are all short-term in nature and are included in accounts payable in our financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Coca-Cola Embonor is managed by its board of directors. Under the estatutos, or bylaws, they are elected for a term of two years. The board currently consists of seven directors who were elected by Coca-Cola Embonor's shareholders at a shareholders meeting in April, 2003, and will stand for reelection at the shareholders' meeting in April 2005.

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

     As regards the election of directors, a shareholder of the Series A shares may vote all of its shares in favor of one nominee of that series or may apportion its shares among any number of the nominees. These voting provisions insure that a shareholder owning 14.3% of the Series A shares outstanding is able to elect a representative to the board of directors. A shareholder owning a majority of the Series B shares outstanding is able to elect the sole director of that series.

Coca-Cola Embonor's current seven directors are:

                       Name                               Position
                       ----                               --------

       Hernan Vicuna Reyes .....................    Chairman of the Board
                                                    of Directors
       Manuel Antonio Tocornal Astoreca.........    Director
       Diego Hernan Vicuna Garcia-Huidobro......    Director
       Jorge Lesser Garcia-Huidobro.............    Director
       Leonidas Vial Echeverria.................    Director
       Glenn Jordan Schoenbohm..................    Director
       Mariano Rossi Rosales....................    Director

     Hernan Vicuna Reyes, 77, has been Chairman of the Board since 1969. Mr. Vicuna is also a member of the board of directors of Iquique and Distribuidora Direnor S.A. (translated as Direnor Distributing Company).

     Manuel Antonio Tocornal Astoreca, 69, has been a director since 1995. He is also a director of Maderas Prensadas Cholguan, Pesquera Iquique Guanaye S.A. and Empresa Pesquera Eperva S.A.

     Diego Hernan Vicuna Garcia-Huidobro, 48, son of Mr. Hernan Vicuna Reyes, has been a director since 1987. He is also a director of Iquique and Direnor. Mr. Vicuna has an architectural degree from Universidad Catolica de Chile.

     Jorge Lesser Garcia-Huidobro, 47, has been a director since April, 1999. Mr. Lesser was the Sub General Manager of Endesa-Chile from December 1997 until June 1999. He was the Chief Financial Officer of Endesa-Chile from August 1990 to November 1995. Mr. Lesser has been the Sales and Finance Manager of Sociedad Pesquera Coloso S.A. and the Finance Manager of Celulosa Arauco y Constitution S.A. He has been the Chairman of Endesa-Chile Overseas, Vice Chairman of Inverandes and a director of El Chocon and Argelec. He holds a degree in industrial civil engineering from the University of Chile. Mr. Lesser is the cousin of Mr. Diego Hernan Vicuna Garcia-Huidobro.

     Leonidas Vial Echeverria, 52, has been a director since April, 2000. Mr. Vial was born on June 6, 1952. He is married and has 7 children. He is Vice-Chairman of Bolsa de Comercio de Santiago, Chairman and senior partner of Larrain Vial S.A., Director of the Boards of Endesa, Empresas Santa Carolina S.A., Cic S.A., Compania Industrial El Volcan S.A. and Coca-Cola Embonor S.A.

     Glenn Jordan Schoenbohm, 47, was born in Santa Fe de Bogota, Colombia in 1957. He graduated as an industrial engineer at the Los Andes University. He has a 24-year career with The Coca-Cola Company in a variety of management jobs in Colombia, Atlanta, Brazil and Argentina. He is the President of Coca-Cola, South Latin America Division, comprising Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay. He has been a member of the Board of Directors of Embonor S.A. since 2001. He is also Director of other bottlers' Boards, such as Embotelladora Andina S.A. and Montevideo Refrescos S.A.

     Mariano Rossi Rosales, 38, has been a member of the Board of Directors of Embonor S.A. since 2001. Mr. Rossi holds a degree in Business Administration from the Buenos Aires University, Argentina. He joined The Coca-Cola Company in Spain in 1991. Since 1998, he has been Financial Director of Coca-Cola, South Latin America Division. He also serves on the board of Embotelladora Polar S.A. (Chile), Montevideo Refrescos S.A. (Uruguay) and other companies operating within the SLAD.

     Coca-Cola Embonor's current executive officers are:

                   Name                               Position
                   ----                               --------

     Andres Vicuna Garcia-Huidobro......  Corporate General Manager
     Fernando Grez Spikin...............  Corporate Operations Manager
     Roger Ford ........................  Corporate Chief Financial Officer
     Cristian Hohlberg Recabarren.......  Corporate Business Development Manager
     Ricardo Leon Delpin................  Corporate Controller
     Jorge Herrera Ronco................  Corporate Planning and Studies Manager
     Alex Hughes Montealegre............  Technical Manager
     Agustin Riveros Quiroz.............  MS Manager

     Andres Vicuna Garcia-Huidobro, 45, son of Mr. Hernan Vicuna Reyes, has been Chief Executive Officer of Coca-Cola Embonor since 2000. He was a director from 1990 to April 2000, and was the Executive Vice President and Chief Executive Officer of Coca-Cola Embonor from 1990 to April 1999. Mr. Vicuna is also a Director of Embol Bottling, Iquique and Envases. He holds a degree in commercial engineering from the Universidad Catolica de Chile and an M.S. degree from the London School of Economics.

     Fernando Grez Spikin, 48, has been Chief Operations Manager of Coca-Cola Embonor since 1997. From 1980 to 1981 he worked as Engineer for Embotelladora Andina, from 1982 to 1992 as Manager of Embotelladora Williamson Balfour in Talca, Concepcion and Vina del Mar, from 1992 to 1994 as General Director of Refrige in Portugal, from 1994 to 1997 as President to Rio de Janeiro Refrescos in Brazil. Mr. Grez holds a civil and industrial engineering degree from Universidad Catolica de Chile.

     Roger Ford, 43, has been Coca-Cola Embonor's Chief Financial Officer since May 2001. Previously, he was Finance Manager of Coca-Cola of Chile from 1997 to 2001. Mr. Ford holds a Bachelor of Arts in Economics and Masters of Business Administration from Rice University in Houston.

     Cristian Hohlberg Recabarren, 45, has been Coca-Cola Embonor's Business Development Manager since 1999, Chief Financial Officer from 1995 to 1999, and General Manager from January, 1997 to June, 1999. He joined Coca-Cola Embonor in 1993 after serving as economic counselor at the Chilean Embassy in Washington D.C. Mr. Hohlberg is also a Director of Embol Bottling. He holds a degree in commercial engineering from the Universidad Catolica de Chile and an MBA from the University of Notre Dame.

     Ricardo Leon Delpin, 61, has been Coca-Cola Embonor's Controller since 1999 and was the Administrative and Finance Manager of Embonor Bottling from 1993 to 1999. Previously, during 1978 and 1982, he worked as Administrative and Finance Manager to Embotelladora Concepcion, during 1968 and 1978 as Manager of Cia. Acero del Pacifico in Talcahuano and from 1966 to 1967 as Manager at Grace & Cia. Mr. Leon holds a degree in commercial engineering from Universidad de Concepcion.

     Jorge Herrera Ronco, 41, has been the Planning & Studies Manager of Coca-Cola Embonor since December 1999. Before that, he was the Marketing Manager for Coca-Cola Embonor and The Coca-Cola Company's Chilean North Region. Mr. Herrera has a degree in commercial engineering from the Universidad de Santiago and an MBA from Harvard University.

     Alex Hughes Montealegre, 57, has been Coca-Cola Embonor's Engineering & Technical Manager since 1987. From 1985 until 1986 he was the Bottling Manager of Cuyo's Brewery based in Argentina, Mechanic Engineer from 1976 until 1985 of

Mendoza Refrescos, and Production Manager from 1972 until 1974 of Comecanica in Chile. He holds a degree in Mechanics Execution Engineering.

     Agustin Riveros Quiroz, 45, has been Coca-Cola Embonor's Information & Communication Technology Manager since 1997. Previously, he was the System's Manager to Corpora Tres Montes from 1991 until 1997, Assistant Manager to Synapsis from 1989 until 1991, Teacher and Project Manager to Universidad Tecnologica Metropolitana from 1987 until 1991 and Consultant to Ernst & Young Limitada from 1987 until 1989. Mr. Riveros holds a degree in Computer Systems Engineering from Universidad Santiago and a MS Computer Science from Universidad de Chile.

B.   COMPENSATION

     Directors and alternates are paid a monthly fee for attendance at board meetings. Coca-Cola Embonor does not disclose to its shareholders or otherwise make available to the public information as to the compensation of its individual executive officers. Coca-Cola Embonor does not maintain any pension or retirement programs for its directors or executive officers. For the years ended December 31, 2002 and 2003, the aggregate amount of compensation paid by Coca-Cola Embonor to all directors and executive officers as a group was Ch$ 268 million and Ch$ 274 million. As of December 31, 2003, compensation paid to the key executives of Coca-Cola Embonor S.A. amounted to Ch$ 1,324 million (Ch$ 1,536 million in 2002).

C.   BOARD PRACTICES

     Coca-Cola Embonor is managed by its board of directors. Under the estatutos, or bylaws, they are elected for a term of two years. The board currently consists of seven directors who were elected by Coca-Cola Embonor's shareholders at a shareholders meeting in April 2004. Coca-Cola Embonor does not provide benefits to its directors upon termination of employment. Coca-Cola Embonor has an audit committee formed by three members of the board of directors, which reviews financial statements and projections and matters relating to remuneration.

     Coca-Cola Embonor's members of the audit committee are:

              Name                                          Position
              ----                                          --------

Manuel Antonio Tocornal Astoreca.................Chairman of the Audit Committee
Leonidas Vial Echeverria.........................Director
Jorge Lesser Garcia-Huidobro.....................Director

     The members of the Audit Committee are paid a monthly fee for attendance at board meetings. For the years ended December 31, 2002 and 2003, the aggregate amount of compensation paid by Coca-Cola Embonor to all members of the audit committee was Ch$ 9.1 million and Ch$ 9.1 million.

D.   EMPLOYEES

     At December 31, 2003, Embonor had 4,148 employees, including 1,278 in Chile and 1,059 in Bolivia. Prior to the sale of ELSA Bottling, Embonor had 1,811 employees in Peru. At December 31, 2002, Embonor had 4,193 employees, including 1,282 in Chile, 1,847 in Peru and 1,064 in Bolivia. At December 31, 2001, Coca-Cola Embonor had approximately 4,231 employees, including 1,333 in Chile, 1,835 in Peru and 1,063 in Bolivia.

     During the warmer months of October through March, it is customary for Coca-Cola Embonor to increase its number of employees in order to meet peak demand. The number of temporary employees employed during such months was 750 in 2003, 700 in 2002 and 664 in 2001.

     At December 31, 2003, 2002 and 2001, approximately 69.0% of Coca-Cola Embonor's employees in Chile and 49.5% of Coca-Cola Embonor's employees in Bolivia, were members of unions. In Peru as of December 31, 2003, approximately 30.3% were members of unions. In Chile, unionized employees are represented by one or two unions at each plant. Coca-Cola Embonor's collective bargaining agreements with the various unions are for a term of two years. Coca-Cola Embonor expects positive outcomes to renegotiations of all these agreements when they become due for renewal. Employees dismissed without cause are generally entitled to severance pay equivalent to one month's salary for every year of employment. However, the severance for employees hired after 1981 may not exceed 11 months' pay. Coca-Cola Embonor contributes to a health insurance system of government and privately operated facilities. It does not contribute to pension funds. This is because employees are subject to mandatory contributions to privately managed pension funds or, for some older employees, government sponsored pension funds. Management believes it has good relations with its employees. In Bolivia, each plant has its own union.

E.   SHARE OWNERSHIP

     The share ownership of certain directors and executive officers as of December 31, 2003 is as follows:

                      Name                             Number Share     Percent     Series
                      ----                             ------------     -------     ------
                                                                       Ownership
                                                                       ---------
Hernan Vicuna Reyes:
       Libra Holding Trust S.A.....................    129,369,098
       Inversiones Tangoe..........................        492,486
       Distribuidora Direnor S.A...................      1,684,042
       Total                                           131,545,626       53.82%        A
Manuel Antonio Tocornal Astoreca:
       Rentas Latinsa Ltda.........................     13,506,341
       Total                                            13,506,341        5.53%        A
Diego H. Vicuna Garcia-Huidobro:
       Inversiones V y S Ltda......................      7,029,749
       Total                                             7,029,749        2.88%        A
Andres Vicuna Garcia-Huidobro:
       Andres Vicuna Garcia-Huidobro...............          8,333
       Inversiones V y T Ltda......................      7,112,441
       Total                                             7,120,774        2.92%        A
Cristian Hohlberg Recabarren:
       Cristian Hohlberg Recabarren................        378,354                     A
       Asesoria e inversiones Eudocia Ltda.........         60,000                     B
       Total                                               438,354        0.18%
Jorge Herrera Ronco ...............................         33,333        0.01%        A
Orlando Piro Borquez ..............................        238,863        0.10%        A

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     Coca-Cola Embonor's share capital is divided into Series A shares and Series B shares. The two series are comparable in all material respects except that holders of Series A shares are entitled to elect six of the seven directors on the Coca-Cola Embonor board of directors, and the Series B shares are entitled to elect one of the seven directors on the Coca-Cola Embonor board of directors. In addition, the Series B shares are entitled to a 5.0% preference over the Series A shares with regard to the payment of dividends. As of December 31, 2003, there were 244,420,704 Series A shares authorized, issued and outstanding. There were 266,432,526 Series B shares issued, paid and outstanding as of that date.

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

                                               Number of        Percentage of
             Shareholder                    Series A Shares    Series A Shares

Hernan Vicuna Reyes                           131,545,626(1)       53.82%
       Libra Holding Trust SA                 129,369,098          52.93%
       Inversiones Tangoe                         492,486           0.20%
       Distribuidora Direnor S.A                1,684.042           0.69%
The Coca-Cola Company                          44,832,975(2)       18.34%
       Coca-Cola de Chile S.A.                 44,832,975          18.34%
Manuel Antonio Tocornal Astoreca               13,506,341(3)        5.53%
       Rentas Latinsa Ltda..                   13,506,341           5.53%
Genesis Chile Fund Limited                     12,754,522           5.22%
Diego H. Vicuna Garcia Huidobro                 7,029,749(4)        2.88%
       Inversiones V y S Ltda.                  7,029,749           2.88%
Andres Vicuna Garcia Huidobro                   7,120,774(5)        2.92%
       Andres Vicuna Garcia-Huidobro                8,333           0.01%
       Inversiones V y T Ltda.                  7,112,441           2.91%

----------
(1) Mr. Herman Vicuna Reyes has a majority controlling interest in Libra Holding Trust S.A., Inversions Tangoe and Distributdora Direnor S.A., which directly own 129,369,098, 492,486 and 1,684,042 Series A shares respectively.

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

                                          Number of       Percentage of
           Shareholder                 Series B Shares   Series B Shares

The Coca-Cola Company                    187,564,719          70.40%
        Coca-Cola de Chile S.A.          187,564,719          70.40%
The Bank of New York (1)                  33,959,170          12.75%
Genesis Chile Fund                        13,110,844           4.92%

(1) The Bank of New York holds such shares as the depositary under the Deposit Agreement, dated April 28, 1999, as amended and restated as of October 1999 between Coca-Cola Embonor, The Bank of New York, and owners and beneficial owners of American Depositary Receipts representing Series B Shares.

     33,959,170 Series B Shares are held of record by persons in the United States, representing 12.75% of the outstanding Series B Shares.

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

     Coca-Cola Embonor's right to produce, package, distribute and sell Coca-Cola soft drinks in its bottling territories is governed by various bottler agreements with The Coca-Cola Company. See "Additional Information--Material Contracts--Coca-Cola Embonor and Embol Bottling Bottler Agreements" (Item 10). Under the Coca-Cola Embonor bottler agreements, Coca-Cola Embonor purchases concentrates and beverage bases for Coca-Cola soft drinks from The Coca-Cola Company. Coca-Cola Embonor paid The Coca-Cola Company Ch$30,152 million and Ch$29,474 million for these raw materials in 2003 and 2002.

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

     Coca-Cola Embonor may also receive additional marketing support from The Coca-Cola Company in excess of the amounts agreed to under the annual marketing plans. These amounts may be used for new market launches, new package or product introduction, and similar promotions. This additional support may be provided in the form of reduced cost of concentrate expenditures on behalf of Coca-Cola Embonor. It may also include reimbursement for marketing related assets or expenses incurred by Coca-Cola Embonor. Coca-Cola Embonor received marketing support of Ch$1,733 million and Ch$1,362 million in fiscal years 2003 and 2002. This support was provided in the form of direct cash contributions and reductions in the cost of concentrate. It was recorded as reductions to marketing expenses.

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

B.   SIGNIFICANT CHANGES

     Depreciation of Fixed Assets

     As of the 2001 fiscal year, the depreciation method for machinery and transport equipment was modified by applying a depreciation formula based on actual production hours. According to historic production statistics, this method determines the rate in pesos for each production hour of these assets. This rate is multiplied by the real production hours during the fiscal year. The change in the depreciation method of these fixed assets meant recognizing a lower charge against consolidated income in the fiscal year of Ch$ 2,585 million (Ch$ 2,386 million in 2002).

     During 2002 and 2003, there were no significant changes in accounting principles.

     On January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor, through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, sold its entire direct and indirect equity interest in its Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45% of the outstanding stock, to the Peruvian company Corporacion Jose R. Lindley S.A. The price was US$129.9 million, which was paid at once on the same date.

     The effects of this transaction were recognized in income, and consisted of the following:

a) The net effect on our equity was estimated to be a decrease of Ch$11,223 million because of a charge to income for the difference between the sales price and the carrying value of the investment.

b) There was also an amount of Ch$15,095 million relating to the cumulative translation adjustment of recording this investment in US dollars over the period of our ownership. This amount has been passed through income for the period; however, this adjustment had no effect on our shareholders' equity as the cumulative translation adjustment account forms part of our shareholders' equity.

c) Certain deferred financing fees were taken to income amounting to Ch$ 2,803 million. Therefore the total charge to income amounted to Ch$ 29,121 million.

     On January 30, 2004, there was a voluntary redemption of Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the amount of Ch$19,828 million.

     On February 3, 2004, part of the loan with Wachovia Bank in the amount of US$7,5 million was prepaid.

     The entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid on February 4, 2004. The amount paid was Ch$26,949 million.

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

     As of December 31, 2002 and 2003, the equity capital of Coca-Cola Embonor consisted of 510,853,230 issued, subscribed and paid-in shares comprising 244,420,704 Series A shares and 266,432,526 Series B shares. During 2003, the price of our shares varied positively, 68% for the Series A and 77% for the Series B.

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

               High and Low Prices on the Santiago Stock Exchange

                                                               Chilean Pesos Per
  (The annual high and low market prices in bold)               Series A Share
                                                                --------------
                                        Share
                                        Volume                High           Low
                                        ------                ----           ---
2003
     4th quarter...................      507,401               340           260
     3rd quarter...................      486,765               262           200
     2nd quarter...................    1,129,668               259           157
     1st quarter...................      137,083               184           155
2002
     4th quarter...................    3,864,111               193           140
     3rd quarter...................   16,561,083               187           158
     2nd quarter...................      174,163               210           180
     1st quarter...................       45,938               330           250

2001                                   2,973,063               350           200
2000                                   3,525,153               480           200
1999                                   3,893,148               660           400

                                                             Series B Share
2003                                                         --------------
     4th quarter...................    9,236,387               370           295
     3rd quarter...................    4,362,282               275           210
     2nd quarter...................    4,957,795               270           157
     1st quarter...................    2,920,525               195           165
2002
     4th quarter...................    2,401,762               195           135
     3rd quarter...................    1,322,899               200           135
     2nd quarter...................      588,226               259           195
     1st quarter...................    1,724,836               300           259

2001                                   9,632,563               380           210
2000                                  14,608,521               530           350
1999                                   5,135,339               661           450

             Last Six Months Prices on the Santiago Stock Exchange

                                                               Chilean Pesos Per
                                                                Series A Share
                                                                --------------
                                        Share
                                        Volume                High           Low
                                        ------                ----           ---
2003
     December......................        6,666               315           310
2004
     January.......................       69,717               320           320
     February......................       42,248               320           290
     March.........................      103,246               295           280
     April.........................       54,336               291           290
     May                                 176,154               290           280

                                                                Series B Share
                                                                --------------
2003
     December......................    3,372,632               370           330
2004
     January.......................    1,694,753               351           345
     February......................    2,899,586               320           300
     March.........................      135,966               333           297
     April.........................      566,130               335           300
     May                                 193,925               319           319


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

o Series B shareholders have the right to 5% greater dividends than Series A shares. There are no shares that do not have any right to profits or dividends.

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

     None of the provisions of our bylaws would have the effect of delaying, deferring or preventing a change in control of Coca-Cola Embonor or would operate only with respect to a merger, acquisition or corporate restructuring involving Coca-Cola Embonor (or any of its subsidiaries).

     None of our bylaw provisions establish an ownership threshold above which shareholder ownership must be disclosed.

     Chilean law governing items one through eight above is not significantly different from United States state and federal laws. However, our bylaws provide that legal actions among the shareholders or between them and the Company or its management must be submitted to arbitration by an arbitrator chosen by mutual consent of both parties. Notwithstanding the latter, article 125 of the Chilean Law on Stock Corporations (Sociedades Anonimas) establishes that the arbitration clause contained in the by-laws does not preempt the right to file a suit with the ordinary courts of justice. This may be understood as a limitation to the ability of security holders to enforce liabilities under the U.S. securities laws in the courts of Chile or of the U.S.

     The memorandum and articles of association governing changes in capital do not impose conditions more stringent than is required by law.

C.   MATERIAL CONTRACTS

Coca-Cola Embonor Bottling and Embol Bottling Bottler Agreements

     Bottler agreements are international standard contracts of The Coca-Cola Company entered into with bottlers outside the United States for the production and sale of beverages under the trademarks of The Coca-Cola Company. Coca-Cola Embonor is party to two bottler agreements for the Coca-Cola Embonor Bottling operating I region, Coca-Cola Embonor's bottler agreement and the Iquique bottler agreement. Both of these agreements expire on June 30, 2008. Embol Bottling is a party to one bottler agreement for the Bolivian region. That agreement expires on August 31, 2005.

     Coca-Cola Embonor's bottler agreements provide that Coca-Cola Embonor will purchase all concentrates and beverage bases for Coca-Cola soft drinks from The Coca-Cola Company and other authorized suppliers. Under the Coca-Cola Embonor's bottler agreements, The Coca-Cola Company may alone set the price of concentrates and beverage bases, as well as some other terms. Coca-Cola Embonor, in turn, sets the price of products sold to retailers with its own discretion, with only a few price limitations.

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

     o develop, stimulate, and fully satisfy the demand for Coca-Cola soft drinks within the Coca-Cola Embonor operating region;

     o use all approved means, and spend the necessary funds on advertising and other forms of marketing;

     o maintain the necessary financial capacity to assure performance of obligations to The Coca-Cola Company; and

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

     o a bottler agreement between Embonor (Puerto Montt) and The Coca-Cola Company which is currently being renewed and will have an expiration date of December 31, 2008.

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

The principal raw materials and suppliers are:

---------------------------------------------------------------------------------------------------------
                                            Chile                              Bolivia
Concentrate                       The Coca-Cola Company               The Coca-Cola Company
---------------------------------------------------------------------------------------------------------
Sugar                             IANSA / E.D. & Man Chile            Guabira / Unagro

                                  Austrade S.A. /  Profina            Ingenio San Aurelio S.A.
---------------------------------------------------------------------------------------------------------
Fructose                          Inducorn                                              -
---------------------------------------------------------------------------------------------------------
Water                             Own wells                           Own wells
---------------------------------------------------------------------------------------------------------
Carbonic dioxide                  Praxair / Aga Chile                 Liquid Carbonic de Bolivia S.A.
---------------------------------------------------------------------------------------------------------
Glass and Plastic Bottles         Coca-Cola Embonor S.A.              Embol S.A.

                                  Envases CMF S.A.

                                  Envases CMF S.A.                    Vitrolux S.A.

                                  Cristalerias de Chile S.A.          Fabrica Boliviana Vidrios S.A.
                                                                      La Florida Ravi S.A. de Bolvia

Plastic Cases                     Wenco S.A. / Comberplast            Larabisch SRL de Bolivia
---------------------------------------------------------------------------------------------------------
                                  Tapon Corona Colombia               Ravi S.R.L de Bolivia

                                  Alusud Embalajes S.A.               Fabe S.A. de Bolivia

Bottle Tops                       Crown Cork S.A.                     Alusud Peru S.A.
---------------------------------------------------------------------------------------------------------
                                  Food Pack                           Belen S.A.

Glasses                                                               Marinetti S.A.
---------------------------------------------------------------------------------------------------------
Cans                              Envases Central S.A.                Envases Central S.A.
---------------------------------------------------------------------------------------------------------

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

     This example illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign owner, assuming a withholding tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of the consolidated net income of Coca-Cola Embonor distributable after payment of the First-Category Tax:

Company taxable income................................................   100.0
First-Category Tax (17% of Ch$100)....................................   (17.0)
                                                                        ------
Net distributable income..............................................    83.0
Dividend distributed (30% of net distributable income)................    24.9
First Category increase...............................................     5.1
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1)......
(First-Category Tax paid).............................................   (10.5)
Credit for 17% of First-Category Tax..................................     5.1
                                                                        ------
Net additional tax withheld...........................................     5.4
Net dividend received.................................................    19.5
                                                                        ------
Effective dividend withholding rate...................................    21.7

     In general, the effective dividend withholding tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

                                               (withholding tax rate)-(First-Category Tax rate)
     Effective dividend withholding tax rate = ------------------------------------------------
                                                        1-(First-Category Tax rate)

     Under Chilean income tax law, dividends generally are assumed to have been paid out of a company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by Coca-Cola Embonor. For information as to the retained earnings of Coca-Cola Embonor for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 8 of the Audited Consolidated Financial Statements of Coca-Cola Embonor, both appearing in the annual report. The effective rate of withholding tax to be imposed on dividends paid by Coca-Cola Embonor will vary depending upon the amount of First-Category Tax paid by Coca-Cola Embonor on the earnings to which the dividends are attributed.

     For dividends attributable to Coca-Cola Embonor's profits during year when the First-Category Tax was 10% (before 1991), the effective dividend withholding tax rate will be 27.8%. However, whether the First-Category Tax is 10% or 17%, the effective overall combined tax rate imposed on Coca-Cola Embonor's distributed profits will be 35%.

     Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends. Dividend distributions made in addicional shares in the issuer are not subject to Chilean taxation.

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

     In all other cases, gain on the disposition of Series B shares will be subjected to the flat 17% First-Category Tax, as a Sole Income Tax, and no withholding tax will apply.

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

     The exercise of preemptive rights relating to the Series B shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the Series B shares may be subject to both the First-Category Tax and the withholding tax (the former being creditable against the latter).

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

United States Tax Consequences Relating to ADRs or Series B Shares

     The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of Series B shares and ADRs. It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to a particular investor. In particular this discussion is directed only to beneficial owners that hold ADRs or Series B shares as capital assets. This summary does not address any special United States tax consequences that may be applicable to beneficial owners that are subject to special treatment under the U.S. federal income tax laws, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, owners of 10 percent or more of the voting power or value of shares of Coca-Cola Embonor, persons liable for alternative minimum tax, persons that hold Series B Shares and ADRs through a partnership or other pass-through entity, persons holding Series B shares or ADRs as part of a straddle, hedging or conversion transaction or other integrated financial transaction, or persons whose functional currency is not the United States dollar.

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

     As used herein, a "non-U.S. holder" is any beneficial owner of a Series B share or ADR other than a U.S. holder. A "U.S. holder" is a beneficial owner of a Series B share or ADR that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of purchasing, owning and disposing of Series B shares and ADRs in your particular circumstances.

     ADRs

     In general, U.S. holders of ADRs of Coca-Cola Embonor are treated, for United States federal income tax purposes, as the beneficial owners of the underlying Series B shares that are represented by those ADRs. Exchanges of Series B shares for ADRs, and ADRs for Series B shares, generally should not be subject to U.S. federal income tax.

     U.S. Holders

     Taxation of Dividends

     Cash dividends paid out of the current or accumulated earnings and profits of Coca-Cola Embonor, as determined for U.S. federal income tax purposes, including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of Series B shares, or the Depositary, in the case of Series B shares represented by ADRs. Dividends will not be eligible for the dividends received deduction generally allowed under the Code with respect to distributions from other U.S. corporations. Under current law and as of the date of this annual report, dividends paid with respect to Series B shares and the ADRs are not eligible for a reduced rate of tax that applies to dividends paid before 2009 by "qualified foreign corporations" to certain individual United States persons. Dividends paid in pesos generally will be included in the income of a U.S. holder in a United States dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. holder, in the case of Series B shares, or the Depositary, in the case of Series B shares represented by ADRs, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date any dividends paid in pesos are converted into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A de minimis rule permits individuals to ignore foreign currency gains realized in connection with a "personal transaction" (as defined in Section 988(e) of the Code) if the realized gain is $200 or less.

     To the extent that the amount of any distribution exceeds Coca-Cola Embonor's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in Series B Shares or ADRs and thereafter as capital gain recognized on a sale or exchange.

     Subject to generally applicable limitations and conditions under the Code, the Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability. Such credits will be allowable in respect of a particular dividend distribution only if the U.S. holder has held the ADRs or Series B shares for at least 16 days during the 30-day period beginning 15 days before the ex-dividend date for such dividend. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Series B shares will generally constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income." Alternatively, a U.S. holder may elect to claim a U.S. federal income tax deduction, instead of a foreign tax credit, for such Chilean withholding tax, but only for a year in which you elect to do so with respect to all foreign income taxes. The deduction does not reduce U.S. federal income tax on a dollar for dollar basis. The deduction, however, is not subject to the limitation referred to above.

     The calculation of U.S. foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of rules that are complex and depend on a U.S. holder's particular circumstances. U.S. holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to dividend distributions and other amounts paid to or on behalf of the U.S. holder of the Series B shares and ADRs.

     Dispositions

     If a U.S. holder sells, exchanges or otherwise disposes of ADRs or Series B shares, it will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and its tax basis, (determined in U.S. dollars), in the ADRs or Series B shares. Net capital gains of individuals derived with respect to capital assets will be subject to U.S. federal income tax at preferential rates if specified minimum holdings periods are met. Net capital gains of corporations are subject to the regular maximum corporate tax rate of 35%. A gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ADRs or Series B shares will generally be U.S.-source income. In addition, certain limitations exist on the deductibility of capital losses by both corporations and individual taxpayers. Investors should consult their own tax advisors as to the foreign tax credit implications of such sale, exchange or other disposition of ADRs or Series B shares. If a U.S. holder receives any foreign currency on the sale of the ADRs or Series B shares, it may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of the ADRs or Series B shares and the date the sale proceeds are converted into U.S. dollars as described above in connection with the receipt of dividends.

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

     In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years, or shorter period during which the taxpayer held the stock. In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the U.S. shareholder owned the shares. They are computed by assuming that the excess distribution or gain, in the case of a sale, with respect to the shares was taxed in equal portions throughout the U.S. shareholder's period of ownership at the highest marginal tax rate. The amount allocated to the taxable year in which a U.S. holder realized gain or received an excess distribution will be taxed as ordinary income. The amount allocated to any prior taxable year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and an interest charge will be imposed using the applicable rate imposed on underpayment of U.S. federal income tax for that period. In general, if a U.S. shareholder owns stock in a foreign corporation during any taxable year in which that corporation is a passive foreign investment company and such U.S. shareholder does not make a QEF Election, the stock will be treated as stock in a passive foreign investment company for all subsequent years unless:

     (1) such U.S. shareholders were U.S. 10% shareholders and certain other conditions were met or

     (2) the stock is "marketable" and the U.S. shareholder elects to mark-to-market the stock annually.

     A U.S. holder of Series B shares or ADRs is required to file Internal Revenue Service Form 8621 during any year that Coca-Cola Embonor is classified as a passive foreign investment company.

     Based on Coca-Cola Embonor's expected income and assets, management believes that Coca-Cola Embonor will not be classified as a passive foreign investment company. However, this conclusion is a factual determination that is made annually and may, therefore, be subject to change.

     Non-U.S. holders

     If you are a non-U.S. holder, dividends paid to you in respect of ordinary Series B shares or ADRs will generally not be subject to United States federal income tax unless the dividends are "effectively connected" with the conduct of a trade or business within the United States and attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases, you will generally be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     If you are a non-U.S. holder, you will generally not be subject to United States federal income tax on gain recognized on the sale or other disposition of your Series B shares or ADRs unless: (i) the gain is "effectively connected" with a trade or business in the United States, and the gain is attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or (ii) you are an individual, you are present in the United States for at least 183 days in the taxable year of the sale, and certain other conditions exist. If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     United States Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to payments of dividends on the Series B shares or ADRs within the United States to U.S. holders other than certain exempt recipients (such as corporations). Further, information reporting requirements will apply to payment of the proceeds from the sale of Series B shares or ADRs to or through (a) a U.S. office of a broker or (b) a U.S. -connected foreign broker.

     A U.S. holder generally will be subject to backup withholding at the applicable rate if the recipient of such payment (i) fails to provide an accurate taxpayer identification number, (ii) fails to make certain certifications or (iii) is notified by the Internal Revenue Service that it has failed to report all interest and dividend income required to be shown on its federal income tax returns. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     Generally, the payment to a non-U.S. holder of dividends and the proceeds of the disposition of the Series B shares or ADRs to or through the United States office of a broker will be subject to information reporting and backup withholding at the applicable rate unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption provided the broker does not have actual knowledge that the payee is a U.S. holder. The payment of dividends and the proceeds of the disposition by a non-U.S. holder of the Series B shares or ADRs to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a United States branch of a foreign bank or foreign insurance company, a foreign person 50% or more of whose gross income from all sources for a specified three-year period is from activities that are effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply. Non-U.S. holders may be required to establish their exemption from information reporting or backup withholding by certifying their status on IRS Form W-8.

     Amounts withheld under backup withholding are not an additional tax and are generally allowable as a refund or credit against the U.S. holder and non-U.S. holder's U.S. federal income tax liability upon furnishing the required information to the IRS.

Chilean Tax Considerations Relating to 9-7/8% Notes due 2006

     In March 1999, Coca-Cola Embonor issued US$160 million 9-7/8% Notes due 2006. The old notes as originally issued were subject to an exchange offer for new, substantially identical notes registered under the U.S. Securities Act of 1933, and the discussion in this section applies to both the old and new notes. The following is a summary of the principal Chilean tax income tax considerations relating to the purchase, ownership and disposition of notes. The summary does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Chile.

     There is currently no tax treaty between the United States and Chile.

     The following is a summary of the material consequences under Chilean tax law with respect to an investment in the notes made by a foreign holder. It is based on the tax laws of Chile as in effect on the date of this annual report, as well as regulations, rulings and decisions of Chile available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary. For purposes of this summary, the term "foreign holder" means either:

     o in the case of an individual, a person who is neither resident nor domiciled in Chile (for purposes of Chilean taxation, (a) an individual is a resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years and (b) and individual is domiciled in Chile if he or she resides in Chile with the intent of staying in Chile (such intent to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of one's family to Chile)); or

     o in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or a permanent establishment of such an entity in Chile.

     Under Chile's income tax law, payment of interest or premiums, if any, made in respect of the notes by Coca-Cola Embonor's Cayman Island branch, to a foreign holder generally will not be subject to Chilean withholding tax. However, in the event that Arica makes interest payments on interest with respect to the notes directly from Chile to a foreign holder, such payments will be subject to a 35% withholding tax assessed by Chile on the total amount of interest paid with respect to the notes.

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

     The issuance of the notes will not be subject to Chilean stamp, registration or similar taxes, provided they are not brought into Chile. If brought into Chile, the notes would be subject to a stamp tax. The stamp tax is currently assessed at the rate of 1.608%, of the aggregate principal amount of the notes. If the stamp tax is not paid when due, Chile's income tax law imposes a penalty of up to three times the amount of tax due plus adjustments and interest. In addition, unless and until such stamp tax and any adjustment, interest or penalty has been paid, Chilean courts would not enforce any action brought with respect to such notes.

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

United States Tax Consideration Relating to 9 7/8% Notes due 2006

     The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to a particular investor. In particular this discussion is directed only to beneficial owners of notes who hold such notes as capital assets. This summary does not address any special United States tax consequences that may be applicable to beneficial owners of notes that are subject to special tax treatment under the U.S. federal income tax laws, such as dealers in securities, traders in securities that elect to use the mark to market method of accounting for their holdings, financial institutions, insurance companies, tax-exempt entities, owners of 10 percent or more of the voting power or value of shares of Coca-Cola Embonor, persons liable for alternative minimum tax, persons that hold notes through a partnership or other pass-through entity, persons holding notes as part of straddle, hedging or conversion transaction, or other integrated financial transaction or persons whose functional currency is not the United States dollar.

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

     As used herein, a "non-U.S. holder" is any beneficial owner of a note other than a U.S. holder. A "U.S. holder" is a beneficial owner of a note that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);
(iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person..

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

     Interest income which includes withheld taxes, additional amounts or other amounts paid to or on behalf of the U.S. holder generally will constitute income from sources outside the United States and generally will be considered "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes. However, such income will constitute "high withholding tax interest" if the Chilean withholding tax is imposed at a rate of at least 5%. Alternatively, you may elect to claim a U.S. federal income tax deduction, instead of a foreign tax credit, for such Chilean withholding tax, but only for a year in which you elect to do so with respect to all foreign income taxes. The deduction does not reduce U.S. federal income tax on a dollar for dollar basis. The deduction, however, is not subject to the limitation referenced above.

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

     Non-U.S. Holders

     If you are a non-U.S. holder, interest and additional amounts, if any, paid to you in respect of the notes will generally not be subject to United States federal income tax unless such payments are "effectively connected" with the conduct of a trade or business within the United States and attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases, you will generally be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" payments may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     If you are a non-U.S. holder, you will generally not be subject to United States federal income tax on gain recognized on the sale, exchange or other disposition of a note (including a redemption) unless: (i) the gain is "effectively connected" with a trade or business in the United States, and the gain is attributable to a permanent establishment or fixed base that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or (ii) you are an individual, you are present in the United States for at least 183 days in the taxable year of the sale, and certain other conditions exist. If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

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

     A U.S. holder generally will be subject to backup withholding at the applicable rate if the recipient of such payment (i) fails to provide an accurate taxpayer identification number, (ii) fails to make certain certifications or (iii) is notified by the Internal Revenue Service that it has failed to report all interest and dividend income required to be shown on its federal income tax returns. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     Generally, the payment to a non-U.S. holder of principal, interest, premium, and the proceeds of the disposition of the notes to or through the United States office of a broker will be subject to information reporting and backup withholding at the applicable rate unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption provided the broker does not have actual knowledge that the payee is a U.S. holder. The payment of principal, interest, premium, and the proceeds of the disposition by a non-U.S. holder of the notes to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a United States branch of a foreign bank or foreign insurance company, a foreign person 50% or more of whose gross income from all sources for a specified three-year period is from activities that are effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply. Non-U.S. holders may be required to establish their exemption from information reporting or backup withholding by certifying their status on IRS Form W-8.

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

                           Coca-Cola Embonor S.A.
                           Avenida Apoquindo 3721, 10th Floor
                           Santiago, Chile.

You may also make a request for such documents by e-mail to rleon@embonor.cl or to jbravoc@embonor.cl.

I.   SUBSIDIARY INFORMATION

Not applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We face primary market risk exposures in three categories: interest rate risk, exchange rate risk and commodity price risk such as sugar, resins, glass and aluminum.

     We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We enter into derivative contracts for the purpose of hedging the interest rate risks and foreign-exchange rate that arise from certain liabilities. We do not enter into derivative contracts related to fluctuations in interest rates for purposes that are speculative in nature. The risks discussed below are non-trading in nature.

     Interest Rate Risks

     Of our long-term interest bearing debt as of December 31, 2003, 57.6% was fixed rate and 42.4% was variable rate. As of December 31, 2003, 61.1% of our variable rate debt was denominated in UF and bore interest rates tied to the Chile interbank offered rate, or "TAB." The remaining 38.9% of our variable rate debt was denominated in US$ and bore interest rates tied to LIBOR. These are the rates that banks in the Chile interbank market offer for UF and US$ deposits of varying maturities

     The following table summarizes the debt obligations held by us as of December 31, 2003. The table presents principal payments obligations in millions of Chilean pesos that existed by scheduled maturity date and the related weighted-average interest rates. U.S. dollar-denominated liabilities have been converted to Chilean pesos using the exchange rate reported by the Chilean Central Bank as of December 31, 2003. That rate was U.S. $1.00=Ch$593.80. The amounts have been restated to constant Chilean pesos as of December 31, 2003. The variable rates is based on the 180-day TAB and LIBOR rates on the last day of settlement of the applicable interest rate. As of December 31, 2003 TAB was 3.84% and LIBOR was 1.28%.

                                             As of                             As of December 31, 2003
                                             -----                             -----------------------
                                       December 31, 2002
                                       -----------------

Liabilities                                   2002       2003          2004        2005       Thereafter       Total      Fair Value
-----------                                   ----       ----          ----        ----       ----------       -----      ----------
                                                                                (in millions of Ch$)

Long-Term Debt
Fixed rate:
   US$-denominated.....................     106,994        -           -             -          87,355        87,355        90,452
   Weighted average interest rate......      9.875%        -           -             -          9.875%        9.875%        8.977%
   US$-denominated.....................         541        -             304         -          -                304           304
   Weighted average interest rate......       13.0%        -           11.7%         -          -              11.7%         11.7%
   UF-denominated......................      44,460        -          19,120         -           7,191        26,311        26,311
   Weighted average interest rate......       6.92%        -           6.75%         -           6.75%         6.75%         6.75%
Variable rate:
   UF-denominated......................      43,885        -          26,344         -          -             26,344        26,344
   Weighted average interest rate......       1.67%        -           5.24%         -          -              5.24%         5.24%
   US$-denominated.....................      36,290        -           -             -          29,690        29,690        29,690
   Weighted average interest rate......       3.93%        -           -             -           3.78%         3.78%         3.78%

     Foreign Currency Exchange Rate Risks

     As of December 31, 2003, approximately 67.3% of our long-term interest bearing debt was exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 32.7% was UF-denominated and therefore not subject to currency exchange rate risk. This risk has been partially minimized because the parent company signed an interest rate swap agreement on July 17, 2003 with Banco Santander-Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$50.0 million. This agreement sets down a debt of Ch$35.000 million, at an exchange rate of Ch$700, for principal and interest payments at the nominal annual base rate plus 2.45%. As a result, debt exposure to the US dollar is expected to be around 50.8% of the total.

     As of December 31, 2003, we had not entered into any derivative contracts to limit our exposure to fluctuations between the Chilean peso and the U.S. dollar.

      The following table summarizes the debt held by us at December 31, 2003. The table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt obligations. These amounts have been converted to Chilean pesos based on the observed exchange rate as of December 31, 2003. That rate was US$1.00 = Ch$593.80. The amounts have been restated to constant Chilean pesos as of December 31, 2003.

                                             As of                             As of December 31, 2003
                                             -----                             -----------------------
                                       December 31, 2002
                                       -----------------

Liabilities                                   2002       2003          2004        2005       Thereafter       Total      Fair Value
-----------                                   ----       ----          ----        ----       ----------       -----      ----------
                                                                                (in millions of Ch$)

Long-Term Debt
Fixed rate:
   US$-denominated.....................     106,994        -           -             -          87,355        87,355        90,452
   Weighted average interest rate......      9.875%        -           -             -          9.875%        9.875%        8.977%
   US$-denominated.....................         541        -             304         -          -                304           304
   Weighted average interest rate......       13.0%        -           11.7%         -          -              11.7%         11.7%
   UF-denominated......................      44,460        -          19,120         -           7,191        26,311        26,311
   Weighted average interest rate......       6.92%        -           6.75%         -           6.75%         6.75%         6.75%
Variable rate:

   UF-denominated......................      43,885        -          26,344         -          -             26,344        26,344
   Weighted average interest rate......       1.67%        -           5.24%         -          -              5.24%         5.24%
   US$-denominated.....................      36,290        -           -             -          29,690        29,690        29,690
   Weighted average interest rate......       3.93%        -           -             -           3.78%         3.78%         3.78%

     As of December 31, 2002, approximately 67.3% of our long-term interest bearing debt was exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 32.7% was denominated in the local currency based index that is adjusted daily for inflation, the UF. Therefore it was not subject to currency exchange rate risk. Approximately 79.8% of our U.S. dollar-denominated debt, however, is related to our investments in Peru (US$148 million) and Bolivia (US$10 million).

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

     Long-term liabilities fell by Ch$ 62,166 million because of the payment of principal on the Chilean Series A Bonds in August 2003 and the recognition in the short term of the prepayments of part of the Chilean Series B bonds and the entire Chilean syndicated loan in the first quarter of 2004, as well as the full balance of the syndicated loan and part of the bilateral loan with Wachovia Bank. As a result of these payments, the Parent Company and its subsidiaries considerably reduced debt as compared to December 31, 2003 by approximately US$
100.0 million. The new debt profile of Coca-Cola Embonor and subsidiaries is provided in the table below.

                                                 Financial Debt Profile as of March 31st

          Instrument                 Balance           Balance                           Principal Amortizations

                                      as of             After
                                December 31, 2003     Prepayment         2004             2005             2006             2007
                                                                          (in million of US$)
Syndicated Loan                      44,365.8                 -              -                -                -                -

Series B Bonds in UF                 44,308.9          11,597.6           0.02             0.10             0.20             0.30

144-A Bonds                         148,400.0         148,400.0              -                -        148,400.0                -

Bilateral Loan - Wachovia            25,000.0          17,500.0              -          5,000.0         10,000.0          2,500.0

Bilateral Loan - Rabobank            25,000.0          25,000.0              -          5,000.0         10,000.0         10,000.0

Credit Facilities                     9,200.0                 -              -                -                -                -
                                    ---------         ---------      ---------        ---------        ---------        ---------

Total                               296,274.7         202,497.6           0.02         10,000.1        168,400.2         12,500.3
                                    ---------         ---------      ---------        ---------        ---------        ---------

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

     The Company enters into derivative agreements with financial institutions. As of December 31, 2003 the Company had in place an interest rate swap in order to convert certain fixed interest rate obligations to floating rate obligations. The interest rate swap matures in March 2006. The Company also has in place forward contracts to hedge against cash flow risks resulting from changes in the price of certain raw materials, which are denominated in US dollars. The forward contracts are matched against the expected payment dates of the raw materials throughout 2003 and at the beginning of 2004. The Company does not enter into derivative agreements for speculative purposes. See Note 29 to Coca-Cola Embonor's consolidated financial statements.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                     PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

Item 15. CONTROLS AND PROCEDURES

     As of the date of this Annual Report and under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported. The procedures associated to the Company's internal controls are designed to provide reasonable assurance that the Company's transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, through the same design and evaluation period of the disclosure controls and procedures, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, recognized that there are inherent limitations to the effectiveness of any internal control system regardless of how well designed and operated. In such a way they can provide only reasonable assurance of achieving the desired control objectives and no evaluation can provide absolute assurance that all control issues or instances of fraud, if any, within the Company have been detected.

     There were no considerable changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation or any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The board of directors has determined that Mr. Manuel Antonio Tocornal Astoreca satisfies the requirements of an audit committee financial expert in accordance with the Exchange Act. Mr. Manuel Antonio Tocornal Astoreca is an independent director.

Item 16B. CODE OF ETHICS

     During 2003, we developed a code of ethics to reflect SEC rules and other proposed regulations that were adopted by our board of directors, executive officers and employees. All of our executives and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for us, including the employees of our subsidiaries. Our code of ethics deals with the following issues:

o compliance with all the laws and regulations of this code of ethics;

o corporate opportunities and conflicts of interest;

o the quality of the public disclosures;

o the protection and appropriate use of our properties;

o the protection of confidential information and property;

o the use of privileged information;

o fair behavior;

o interaction with the government;

o compliance with antitrust laws;

o compliance with environment, health and safety laws and regulations;

o respect for others; and

o the retention of records policy.

A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website (www.embonor.cl) under the section "The Company - Code of Business Conduct". All interested investors may acquire a copy of our code of ethics free of charge by sending electronic mail to the attention of investor relations by accessing the section entitled Relacion con Inversionistas on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The main fees paid to the external auditors, for the years ended December 31, 2003 and 2002 are the following:

               Concepts                       2002              2003

External auditors:                            ThCh$             ThCh$

Financial Statements Audit fees             163,897           145,869

Tax Fees                                      6,844             6,898

Audit-Related Fees                           38,565            38,696

All Other Fees                                3,755               900
                                            -------           -------
Total                                       213,061           192,363
                                            -------           -------

Financial Statements Audit fees

     Audit fees are fees billed for the audit of our annual consolidated financial statements and for the limited review of the six month periods ending June.

Tax Fees

     Tax fees in 2003 and 2002 were related to services for tax compliance, tax planning and tax advice.

Audit-Related Fees

     Audit-related fees in 2003 and 2002 were comprised of accounting consultations and services provided in connection with the preparation of our annual report on Form 20-F.

All Other Fees

     All other fees in 2003 and 2002 were related to consulting and legal services.

Pre-Approval Policies and Procedures

     The audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Ltda. and lawyers and other advisors fees. Any services provided by Ernst & Young Limitada. that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2003, none of the fees paid to Ernst & Young Limitada were approved pursuant to the de minimus exception.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable

Item 16E. PURCHASES OF EQUITY SECURITIES

     Not applicable

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

REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
Coca-Cola Embonor S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Coca-Cola Embonor S.A. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Coca-Cola Embonor S.A. and Subsidiaries for the year ended December 31, 2001 were audited by Langton Clarke Limitada, a member firm of Andersen Worldwide, who issued an unqualified opinion in their report dated March 2, 2002. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola Embonor S.A. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile and the regulations established by the Chilean Superintendency of Securities and Insurance, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 37 to the consolidated financial statements).


ERNST & YOUNG LIMITADA                       /s/ ERNST & YOUNG


Santiago, Chile
February 27, 2004

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                                                 As of December 31,
                                                                                   ----------------------------------------------
ASSETS                                                                     Note        2002             2003             2003
                                                                                   ------------     ------------     ------------
                                                                                       ThCh$            ThCh$            ThUS$
CURRENT ASSETS:                                                                                                         (Note 2)
    Cash                                                                              9,920,971        4,269,584            7,190
    Time deposits                                                            3        6,526,213        2,355,946            3,968
    Marketable securities                                                    4        9,935,365            7,609               12
    Accounts receivable, net of allowance for doubtful accounts of ThCh$ 959,098 and ThCh$ 833,177 as of December 31,
      2002 and 2003, respectively                                            5       14,102,376       13,645,974           22,981
    Notes receivable, net of allowance for doubtful accounts
      of ThCh$ 1,171,007 and ThCh$ 1,410,302 as of December 31,
      2002 and 2003, respectively                                            5        6,878,815        6,741,249           11,353
    Miscellaneous receivables, net of allowance for doubtful
      Accounts of ThCh$ 436,158 and ThCh$ 386,718 as of
      December 31, 2002 and 2003, respectively                               5        1,895,122        1,928,829            3,248
    Amount due from related companies                                        6          925,498          104,010              175
    Inventories                                                              7       13,601,190        9,944,477           16,747
    Recoverable taxes                                                        8        1,029,132        1,007,411            1,696
    Deferred income taxes, net                                               8          717,218        1,185,660            1,997
    Prepaid expenses                                                                  4,947,018        2,877,948            4,847
    Spare parts and materials                                                         5,513,164        4,256,158            7,168
                                                                                   ------------     ------------     ------------
               Total current assets                                                  75,992,082       48,324,855           81,382
                                                                                   ------------     ------------     ------------

PROPERTY, PLANT AND EQUIPMENT, NET:

    Land                                                                     9       14,128,071       12,226,176           20,590
    Buildings and construction                                               9       49,373,391       45,151,324           76,038
    Machinery and equipment                                                  9      122,458,864      106,714,204          179,714
    Other property, plant and equipment                                      9      150,172,723      138,986,267          234,062
    Technical reappraisal of property, plant and
      equipment                                                              9        1,879,255        1,876,220            3,160
    Less:  Accumulated depreciation                                          9     (159,244,299)    (153,016,485)        (257,690)
                                                                                   ------------     ------------     ------------
               Property, plant and equipment, net                                   178,768,005      151,937,706          255,874
                                                                                   ------------     ------------     ------------

OTHER ASSETS:

    Investments in related companies                                        10        1,346,985        1,300,333            2,190
    Investments in other companies                                                      121,885          102,082              172
    Goodwill, net                                                           11      295,274,072      265,241,935          446,685
    Negative Goodwill, net                                                  12         (869,879)        (675,026)          (1,137)
    Long-term receivables                                                    5           36,466          208,436              351
    Intangibles, net                                                        13       17,750,469       13,520,782           22,770
    Other                                                                   14        8,608,416        5,263,954            8,865
                                                                                   ------------     ------------     ------------
               Total other assets                                                   322,268,414      284,962,496          479,896
                                                                                   ------------     ------------     ------------
Total assets                                                                        577,028,501      485,225,057          817,152
                                                                                   ============     ============     ============

                 The accompanying Notes 1 to 37 are an integral
                       part of these financial statements.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                                                 As of December 31,
                                                                                   ----------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                       Note        2002             2003             2003
                                                                                   ------------     ------------     ------------
                                                                                       ThCh$            ThCh$            ThUS$
CURRENT LIABILITIES:                                                                                                   (Note 2)
     Short-term bank liabilities                                            15                -        5,968,227           10,051
     Current portion of long-term bank liabilities                          16       17,894,090       26,763,741           45,072
     Current portion of bonds payable                                     17, 19     23,488,347       22,628,075           38,107
     Trade accounts payable                                                 17       17,820,611       12,879,085           21,689
     Notes payable                                                          17        1,852,664        1,739,425            2,929
     Miscellaneous payables                                                 17        1,934,682        1,292,425            2,177
     Amounts payable to related companies                                 6, 17       8,405,256        8,142,871           13,713
     Provisions                                                           17, 20      7,170,617       17,478,808           29,436
     Withholdings                                                           17        4,711,554        5,737,398            9,662
     Income taxes                                                           17                -           18,763               32
      Other current liabilities                                             17          457,285          246,407              415
                                                                                   ------------     ------------     ------------
               Total current liabilities                                             83,735,106      102,895,225          173,283
                                                                                   ------------     ------------     ------------

LONG-TERM LIABILITIES:

     Long-term bank liabilities                                             18       63,161,703       29,993,797           50,512
     Bonds payable                                                          19      133,291,073       94,545,676          159,221
     Provisions                                                             20        2,055,550        2,186,684            3,683
     Deferred income taxes, net                                             8         7,759,890        4,365,018            7,351
     Other long-term liabilities                                            21        7,304,960        9,685,696           16,311
                                                                                   ------------     ------------     ------------
               Total long-term liabilities                                          213,573,176      140,776,871          237,078
                                                                                   ------------     ------------     ------------

COMMITMENTS AND CONTINGENCIES                                               30

MINORITY INTEREST                                                           22       53,230,566       42,045,140           70,806

SHAREHOLDERS' EQUITY:                                                       23
      Paid-in capital, no par value:
          As of December 31, 2002 and 2003: Authorized, issued
          and outstanding - 510,853,230 shares                                      225,802,277      225,802,277          380,266
      Contributed surplus                                                            21,073,300       21,073,300           35,489
      Cumulative translation adjustment                                               6,414,928       13,530,671           22,787
      Accumulated deficit                                                           (10,163,027)     (26,800,852)         (45,134)
      Net loss for the year                                                         (16,637,825)     (34,097,575)         (57,423)
                                                                                   ------------     ------------     ------------
               Total shareholders' equity                                           226,489,653      199,507,821          335,985
                                                                                   ------------     ------------     ------------
                       Total liabilities and shareholders' equity                   577,028,501      485,225,057          817,152
                                                                                   ============     ============     ============

                 The accompanying Notes 1 to 37 are an integral
                       part of these financial statements.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                                         Year ended December 31,
                                                                     --------------------------------------------------------------
                                                             Note        2001             2002             2003            2003
                                                                         ThCh$            ThCh$            ThCh$           ThUS$
                                                                     ------------     ------------     ------------    ------------
OPERATING INCOME:                                                                                                         (Note 2)
Net sales                                                             240,514,634      241,094,955      221,081,333         372,316
Cost of sales                                                        (142,275,921)    (140,678,918)    (133,114,391)       (224,173)
                                                                     ------------     ------------     ------------    ------------
Gross profit                                                           98,238,713      100,416,037       87,966,942         148,143
Administrative and selling expenses                                   (72,566,223)     (80,450,826)     (71,641,870)       (120,650)
                                                                     ------------     ------------     ------------    ------------
Net operating income                                                   25,672,490       19,965,211       16,325,072          27,493
                                                                     ------------     ------------     ------------    ------------

OTHER INCOME AND EXPENSES:

Financial income                                                        1,320,246        5,368,508        6,959,422          11,720
Other non-operating income                                     24       6,187,460        2,005,247        6,214,976          10,466
Financial expenses                                                    (18,699,156)     (18,547,455)     (17,310,115)        (29,151)
Other non-operating expenses                                   24      (5,730,603)     (10,294,887)     (36,385,760)        (61,276)
Participation in income (losses) of related companies, net     10        (337,006)        (317,801)          54,358              92
Amortization of goodwill                                       11     (17,902,672)     (18,230,642)     (17,264,261)        (29,074)

Price-level restatement, net                                   25      (4,136,511)         905,627          199,641             336
Foreign exchange gain, net                                     26       3,686,418          680,708        4,034,546           6,794
                                                                     ------------     ------------     ------------    ------------
Non-operating expense, net                                            (35,611,824)     (38,430,695)     (53,497,193)        (90,093)
                                                                     ------------     ------------     ------------    ------------
Net loss before income taxes, extraordinary items,
   minority interest and amortization of negative
   goodwill                                                            (9,939,334)     (18,465,484)     (37,172,121)        (62,600)
Income taxes                                                   8       (2,422,724)       1,123,178        1,675,120           2,821
Extraordinary items                                            27       3,635,079          927,537            1,489               2
                                                                     ------------     ------------     ------------    ------------
Loss before minority interest and amortization of
   negative goodwill                                                   (8,726,979)     (16,414,769)     (35,495,512)        (59,777)
Minority interest participation in income                      22         (62,978)        (249,190)       1,361,284           2,292
                                                                     ------------     ------------     ------------    ------------
Loss before amortization of negative goodwill                          (8,789,957)     (16,663,959)     (34,134,228)        (57,485)
Amortization of negative goodwill                              12               -           26,134           36,653              62
                                                                     ------------     ------------     ------------    ------------
Net loss                                                               (8,789,957)     (16,637,825)     (34,097,575)        (57,423)
                                                                     ============     ============     ============    ============

                 The accompanying Notes 1 to 37 are an integral
                       part of these financial statements.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


                                                                                                          Cumulative
                                                           Number           Paid-in       Contributed    Translation
                                                          of Shares         Capital         Surplus       adjustment
                                                                             ThCh$           ThCh$           ThCh$
As of January 1, 2001                                     510,853,230     210,528,576      19,647,862         970,039

Transfer of prior year loss to retained earnings                    -               -               -               -

Price-level restatement of equity accounts                          -       6,526,386         609,084               -

Net Cumulative translation adjustment for the year                  -               -               -       3,338,440

Net loss for the year                                               -               -               -               -
                                                         ------------    ------------    ------------    ------------

As of December 31, 2001                                   510,853,230     217,054,962      20,256,946       4,308,479

Balance as of December 31, 2001 restated in
constant Chilean pesos as of December 31, 2003            510,853,230     219,225,512      20,459,515       4,351,564


                                                           Retained
                                                           Earnings
                                                         (Accumulated     Net loss for
                                                            Deficit)        the year           Total
                                                             ThCh$            ThCh$            ThCh$
As of January 1, 2001                                      11,707,793      (12,987,987)     229,866,283

Transfer of prior year loss to retained earnings          (12,987,987)      12,987,987                -

Price-level restatement of equity accounts                    (39,686)               -        7,095,784

Net Cumulative translation adjustment for the year                  -                -        3,338,440

Net loss for the year                                               -       (8,449,445)      (8,449,445)
                                                         ------------     ------------     ------------

As of December 31, 2001                                    (1,319,880)      (8,449,445)     231,851,062

Balance as of December 31, 2001 restated in
constant Chilean pesos as of December 31, 2003             (1,333,079)      (8,533,939)     234,169,573



                                                                                                          Cumulative
                                                           Number           Paid-in       Contributed    Translation
                                                          of Shares         Capital         Surplus       adjustment
                                                                             ThCh$           ThCh$           ThCh$
As of January 1, 2002                                     510,853,230     217,054,962      20,256,946       4,308,479

Transfer of prior year loss against retained earnings               -               -               -               -

Price-level restatement of equity accounts                          -       6,511,649         607,708               -

Net Cumulative translation adjustment for the year                  -               -               -       2,042,935

Net loss for the year                                               -               -               -               -
                                                         ------------    ------------    ------------    ------------
As of December 31, 2002                                   510,853,230     223,566,611      20,864,654       6,351,414

Balance as of December 31, 2002 restated in constant
Chilean pesos as of December 31, 2003                     510,853,230     225,802,277      21,073,300       6,414,928


                                                           Retained
                                                           Earnings
                                                         (Accumulated     Net loss for
                                                            Deficit)        the year           Total
                                                             ThCh$            ThCh$            ThCh$
As of January 1, 2002                                      (1,319,880)      (8,449,445)     231,851,062

Transfer of prior year loss against retained earnings      (8,449,445)       8,449,445                -

Price-level restatement of equity accounts                   (293,078)               -        6,826,279

Net Cumulative translation adjustment for the year                  -                -        2,042,935

Net loss for the year                                               -      (16,473,094)     (16,473,094)
                                                         ------------     ------------     ------------
As of December 31, 2002                                   (10,062,403)     (16,473,094)     224,247,182

Balance as of December 31, 2002 restated in constant
Chilean pesos as of December 31, 2003                     (10,163,027)     (16,637,825)     226,489,653

                 The accompanying Notes 1 to 37 are an integral
                       part of these financial statements.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


                                                                                                          Cumulative
                                                           Number           Paid-in       Contributed    Translation
                                                          of Shares         Capital         Surplus       adjustment
                                                                             ThCh$           ThCh$           ThCh$
As of January 1, 2003                                     510,853,230     223,566,611      20,864,654       6,351,414

Transfer of prior year loss against retained earnings               -               -               -               -

Price-level restatement of equity accounts                          -       2,235,666         208,646               -

Net Cumulative translation adjustment for the year                  -               -               -       7,179,257

Net loss for the year                                               -               -               -               -
                                                         ------------    ------------    ------------    ------------
As of December 31, 2003                                   510,853,230     225,802,277      21,073,300      13,530,671
                                                         ============    ============    ============    ============

                                                           Retained
                                                           Earnings
                                                         (Accumulated     Net loss for
                                                            Deficit)        the year           Total
                                                             ThCh$            ThCh$            ThCh$
As of January 1, 2003                                     (10,062,403)     (16,473,094)     224,247,182

Transfer of prior year loss against retained earnings     (16,473,094)      16,473,094                -

Price-level restatement of equity accounts                   (265,355)               -        2,178,957

Net Cumulative translation adjustment for the year                  -                -        7,179,257

Net loss for the year                                               -      (34,097,575)     (34,097,575)
                                                         ------------     ------------     ------------
As of December 31, 2003                                   (26,800,852)     (34,097,575)     199,507,821
                                                         ============     ============     ============

(1) On January 29, 2004, the Company sold its entire participation of 60.45% in the Peruvian subsidiary Embotelladora Latinoamericana S.A. ("ELSA") for US$129,917,924, which was paid in full at the point of sale. As a result of this transaction, the company has recognized in income, the balance of cumulative translation adjustment relating to this subsidiary. See Note 24 b)


                 The accompanying Notes 1 to 37 are an integral
                       part of these financial statements.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


                                                                                     Year ended December 31,
                                                                  ------------------------------------------------------------
                                                                     2001             2002            2003            2003
                                                                     ThCh$            ThCh$           ThCh$           ThUS$
                                                                  ------------    ------------    ------------    ------------
                                                                                                                     (Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES

Collection of accounts receivable                                  313,707,652     279,479,860     258,892,403         435,993
Financial income received                                            1,319,985       2,478,727       2,069,507           3,485
Other income received                                               11,580,060       8,819,921       6,062,671          10,210
Payments to suppliers and personnel                               (231,084,406)   (221,846,505)   (211,725,898)       (356,561)
Interest paid                                                      (19,329,615)    (18,187,223)    (18,595,750)        (31,317)
Income taxes paid                                                   (1,329,717)     (1,143,307)       (966,809)         (1,628)
Other expenses                                                      (3,135,340)     (2,271,974)     (2,089,088)         (3,518)
Valued-added taxes (VAT) and other similar items paid              (38,073,468)    (19,141,534)    (18,112,987)        (30,504)
                                                                  ------------    ------------    ------------    ------------
    Net cash provided by operating activities                       33,655,151      28,187,965      15,534,049          26,160
                                                                  ------------    ------------    ------------    ------------


CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings from banks and others                                       518,587      36,568,503       6,651,048          11,201
Other sources of financing                                              28,378             633       7,866,548          13,248
Payment of loans                                                      (247,562)    (14,668,939)    (18,233,159)        (30,706)
Payments of bonds                                                            -     (31,402,137)    (18,678,698)        (31,456)
Other disbursements for financing                                         (129)       (249,538)     (1,610,987)         (2,713)
                                                                  ------------    ------------    ------------    ------------
    Net cash provided by financing activities                          299,274      (9,751,478)    (24,005,248)        (40,426)
                                                                  ------------    ------------    ------------    ------------


CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment                  1,238,410         493,920         415,004             699
Collection of other loans to related companies                       4,648,554               -       3,835,414           6,459
Other investment income                                                 31,623               -               -               -
Additions to property, plant and equipment                         (13,811,897)    (15,371,599)    (12,881,380)        (21,693)
Long-term investments                                               (1,995,879)       (892,400)        (20,122)            (34)
Other loans to related companies                                             -      (4,722,231)              -               -
Other investing activities                                            (140,898)       (169,478)        (48,864)            (82)
                                                                  ------------    ------------    ------------    ------------
Net cash used in investing activities                              (10,030,087)    (20,661,788)     (8,699,948)        (14,651)
                                                                  ------------    ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                23,924,338      (2,225,301)    (17,171,147)        (28,917)
Price-level restatement of cash and cash equivalents                   181,035        (112,976)     (2,578,263)         (4,342)
                                                                  ------------    ------------    ------------    ------------
Net increase (decrease)  in cash and cash equivalents               24,105,373      (2,338,277)    (19,749,410)        (33,259)
                                                                  ------------    ------------    ------------    ------------
Cash and cash equivalents-Beginning of year                          4,615,453      28,720,826      26,382,549          44,429
                                                                  ------------    ------------    ------------    ------------
    Cash and cash equivalents-End of year                           28,720,826      26,382,549       6,633,139          11,170
                                                                  ============    ============    ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)

                                                                                     Year ended December 31,
                                                                  ------------------------------------------------------------
                                                                     2001             2002            2003            2003
                                                                     ThCh$            ThCh$           ThCh$           ThUS$
                                                                  ------------    ------------    ------------    ------------
                                                                                                                     (Note 2)
RECONCILIATION OF NET INCOME (LOSS) FOR THE
YEAR TO NET CASH PROVIDED BY OPERATING
ACTIVITIES:

Net loss                                                            (8,789,957)    (16,637,825)    (34,097,575)        (57,423)
Adjustments to reconcile net income to net cash provided by
operating activities:
     Gain on sale of property, plant and equipment                      17,982         (73,518)       (225,565)           (380)
     Gain on sale of investment                                         (9,213)              -               -
     Depreciation                                                   20,536,446      21,672,090      19,003,498          32,003
     Amortization of goodwill                                       17,902,672      18,230,642      17,264,261          29,074
     Amortization of negative goodwill                                       -         (26,134)        (36,653)            (62)
     Amortization of other intangibles                               1,119,684       1,180,574       1,005,541           1,693
     Write-offs and provisions                                      (2,104,253)        893,705       1,343,797           2,263
     Participation in net gain or loss of related companies            337,006         317,801         (54,358)            (92)
     Amortization and write-off of deferred financing fees           1,573,170       2,253,191       4,967,828           8,366
     Foreign exchange, net                                          (3,686,418)       (680,708)     (4,034,546)         (6,794)
     Price-level restatement, net                                    4,136,511        (905,627)       (199,641)           (336)
     Provision related to sale of Peruvian operations                        -               -      26,317,478          44,320
     Release of provision related to bottle and case deposits                -         (19,348)     (1,759,646)         (2,963)
     Other credits to income that do not represent cash flows         (957,024)        (22,525)     (1,746,026)         (2,940)
     Other charges to income that do not represent cash flows          163,203         560,735       2,324,841           3,925

CHANGES IN OPERATING ASSETS/LIABILITIES:

(Increase) decrease in notes and accounts receivable                (1,225,621)      2,723,736       1,034,587           1,742
Decrease (increase) in inventories                                      90,309      (3,014,018)        539,806             909
Decrease in other current assets                                     3,530,427       5,278,811         104,510             176
Increase (decrease) in trade accounts payable and notes payable
   relating to operating activities                                    406,683       4,073,431      (6,104,887)        (10,283)
(Decrease) in interest payable                                        (351,871)         17,794      (1,690,610)         (2,850)
Increase (decrease) in trade accounts payable and notes payable
   related to non-operating activities                               1,852,012      (7,212,903)     (4,246,259)         (7,151)
(Decrease) increase in income taxes payable                           (228,583)          5,772      (4,381,531)         (7,381)
(Decrease) increase in VAT and other similar taxes                    (720,992)       (676,901)      1,566,483           2,638
Income (loss) attributable to minority interest                         62,978         249,190      (1,361,284)         (2,294)
                                                                  ------------    ------------    ------------    ------------
    Net cash provided by operating activities                       33,655,151      28,187,965      15,534,049          26,160
                                                                  ============    ============    ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)

1.   Registration in the Securities Registry:

Coca-Cola Embonor S.A. (herein referred to as "the Company" or "Embonor") was registered on September 25, 1997 under registration number No. 622 in the Securities Registry as a corporation available for public trading subject to the regulations of the Chilean Superintendency of Securities and Insurance (the "SVS"). On December 1, 1997, its shares were listed on the Chilean Stock Exchange.

An Extraordinary Shareholders' Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.   Summary of Significant Accounting Policies:

(a) General:

The Company operates principally in one industry segment, namely the production and distribution of soft drinks in Chile and Bolivia. Operations in Peru were divested in January, 2004 (see Note 35). The Company also produces and distributes beer in certain markets. For the convenience of the reader, the consolidated financial statements have been translated into English. Certain reclassifications have been made to prior year numbers to conform to the current year presentation and certain subtotals and clarifying account descriptions have been added.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively "Chilean GAAP"), and the specific corporate regulations of Law No. 18.046, related to the formation, registration and liquidation of Chilean corporations, among others. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States. A description of the significant differences in accounting standards and required disclosures is presented in
Note 37 to these financial statements.

The preparation of financial statements in conformity with Chilean GAAP, and the preparation of the reconciliation to generally accepted accounting principles in the United States ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements reflect the consolidated results of operations of Embonor and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, which are the following:

                                                                        Direct and indirect ownership
                                                                 ------------------------------------------
Subsidiaries                                                       2001             2002             2003
                                                                 --------         --------         --------
Inversora Los Andes S.A. and Subsidiary ("INANSA")               99.99987         99.99987         99.99987
Embotelladoras Bolivianas Unidas S.A. ("EMBOL")                  99.99897         99.99978         99.99978
Embotelladora Iquique S.A.                                       99.90000         99.90000         99.90000
Embonor S.A.                                                     99.84188         99.84188         99.95003
Embotelladora Arica Overseas                                     99.99999         99.99999         99.99999
Sociedad Cartera del Pacifico and Subsidiary ("SOCAP") (1)       79.34191         79.34191         81.73089
Embotelladora Latinoamericana S.A. ("ELSA") (3)                  57.14205         58.72516         60.45156
Industrial Iquitos S.A. ("IQUITOS") (2)                          43.49138         43.49138         53.81787
Embonor Holdings S.A.                                            99.99999         99.99999         99.99999

The Company controls IQUITOS through its subsidiary ELSA

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

(a)  General, continued:

(1) As of December 23, 2003, SOCAP held accounts payable to Coca-Cola Embonor S.A. and Embotelladora Arica Overseas amounting to US$11,998,986 and US$12,076,197 respectively. Both such amounts were converted to equity resulting in an overall increase in the participation of SOCAP by the Company.

(2) On December 30, 2003, an increase was made in the interest of Embotelladora Latinoamericana S.A. in Industrial Iquitos S.A. through debt capitalization. The indirect interest in the company was increased by 10.3265%.

(3) On May 7 and 8, 2002, Embonor Holdings S.A. directly purchased 13,424,542 common and investment shares in Embotelladora Latinoamericana S.A. As of December 23, 2003 ELSA held accounts payable to Embonor Holdings S.A. and Embotelladora Arica Overseas amounting to US$11,998,968 and US$12,076,197 respectively. Both such amounts were converted to equity resulting in an overall increase in the participation of ELSA by the Company.

(b)  Periods covered:

These financial statements reflect the Company's financial position as of December 31, 2002 and 2003, and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the years ended December 31, 2001, 2002 and 2003.

(c)  Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the three-year period ended December 31, 2003 was approximately 7.25%.

Chilean GAAP requires that the financial statements be restated to reflect the effects of the loss and gains in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

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

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

(c)  Constant currency restatement, continued:

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

                                                       Change Over
                                                        Previous
                                         Index         November 30
                                     --------------    -----------
November 30, 2001                        110.10            3.1%
November 30, 2002                        113.36            3.0%
November 30, 2003                        114,44            1.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet date are as follows:

                                                       Change Over
                                                        Previous
                                         Index         December 31,
                                     --------------    -----------
December 31, 2001                        109.76            2.6%
December 31, 2002                        112.86            2.8%
December 31, 2003                        114.07            1.1%

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

                                          Ch$
                                     --------------
December 31, 2001                      16,262.66
December 31, 2002                      16,744.12
December 31, 2003                      16,920.00

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

(c)  Constant currency restatement, continued:

Comparative financial statements

For comparative purposes, the historical December 31, 2001 and 2002 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2003 purchasing power. For comparative purposes, the December 31, 2001 and 2002 consolidated financial statements and their accompanying notes have been restated by 4.0%(1) and 1.0 % respectively, in order to present such information in terms of Chilean pesos as of December 31, 2003.

This updating does not change the prior periods' statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power, for presentation purposes.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2003 of Ch$ 593.80 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

(d)  Assets and liabilities in foreign currency:

Assets and liabilities denominated in US dollars are detailed in Note 31. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as follows:

                                     Ch$ per US$ 1.00
                                     ----------------
December 31, 2001                          654.79
December 31, 2002                          718.61
December 31, 2003                          593.80


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

----------
(1) Originally reported 2001 figures multiplied by 3.0% then multiplied by 1.0%

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

(h)  Property, plant and equipment and depreciation:

Property, plant and equipment are presented at cost plus price-level restatement less accumulated depreciation. A technical appraisal of property, plant and equipment was performed as of December 31, 1979 and 1994, and is included within property, plant and equipment and restated for price-level changes. Depreciation relating to machinery and transport equipment has been recorded according to actual hours of usage. Depreciation for other assets has been calculated on a straight-line basis according to their useful life as described below. :

                                             Years
                                       -----------------
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

(j)  Deposits for bottles and cases:

The liability for bottle and case deposits in circulation has been estimated based on a periodic inventory and a statistical analysis of those bottles and cases in the possession of customers, valued at the average value of deposits received during the last five years for each type of bottle or case. This accounting policy has been authorized by the SVS.

(k)  Investments in other companies:

Investments in companies over which the Company does not exert significant influence have been stated at cost plus price-level restatement.

(l)  Valuation of long-term investments:

Investments in companies over which the Company has significant influence have been valued using the equity method. The Company has recognized its proportionate share in the net loss of the investees on an accrual basis and has eliminated the effects of unrealized profits resulting from intercompany transactions.

In accordance with Technical Bulletin No. 64 ("BT64") of the Chilean Association of Accountants, the investment in Comptec S.A. is maintained in US dollars (see Note 2(w)).

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

(m)  Goodwill and negative goodwill

The Company records acquisition costs of long-term investments in excess of the proportion of the net equity acquired as goodwill, which is presented net of the related amortization. All goodwill generated on acquisitions is amortized on a straight-line basis over 20 years, the maximum period allowed by Circular No.1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years, the maximum period allowed in accordance with Circular No. 368 of de
Superintendency of Securities and Insurance.

(n)  Income taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded and are calculated in accordance with current tax laws in Chile.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60 and complementary technical bulletins thereto of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

As a transitional provision, a contra asset or liability was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The contra assets or liabilities are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

(o)  Accrued vacation liability:

The Company records vacation expense on an accrual basis, in accordance with Technical Bulletin No. 47, of the Chilean Association of Accountants.

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

As of December 31, 2001, 2002 and 2003, the subsidiaries Inversora Los Andes S.A. and Embonor S.A., have recorded a liability for long-term severance indemnities in accordance with the collective bargaining agreements with their employees. This liability is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average estimated remaining service period. The discount rate used in calculating the obligation in Chile is 7% while the discount rate used in Bolivia is 11.5%, over an average remaining service period of 15 years.

Sociedad Cartera del Pacifico and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A. record long-term severance indemnities against current profits on an accrual basis for the amount that would be payable if all employees were to retire as of the end of each period.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

(q)  Cash equivalents:

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

(r)  Revenue recognition:

Revenues are recorded at the point of delivery.

(s)  Allowance for doubtful accounts:

As of December 31, 2002 and 2003, the Company has established allowances for estimated uncollectable accounts, such amounts are presented net of accounts receivable, documents receivable and miscellaneous receivables.

The general criteria for determining the allowance for doubtful accounts consists of provisioning for 100% of receivables where legal proceedings have started or where receivables are more than 360 days outstanding and 50% where presented checks have not been cleared by the appropriate bank. Each bottling plant also analyzes each of its customer on a specific base in order to establish further allowance where recovery is doubtful.

(t)  Intangibles:

Intangible assets refer to trademarks that have been acquired, which are shown at historic cost, restated for price level changes, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

(u)  Deferred financing fees:

Deferred financing fees on bonds issued in the US and Chilean markets are amortized on a straight-line basis over the life of the bond, which does not differ substantially from the effective rate method. Bond discount, the difference between the nominal rate and the selling rate is recorded as a deferred asset and amortized over the life of the bond. Similarly, this asset is being amortized on a straight-line basis over the term of the obligation.

(v)  Financial risk hedging:

The Company enters into forward contracts with financial institutions to hedge the cash flow risk related to the payment of debt in foreign currency against foreign exchange rate variations. The forward contracts are recorded at their fair values using the forward exchange rate as of year-end in accordance with Technical Bulletin 57 of the Chilean Association of Accountants. Gains and losses in adjusting the forward contracts to their fair value for those transactions entered into to cover the risk of the changes in future cash flows and designated as hedges are deferred and recorded as either assets or liabilities with no immediate effect in income. -

During 2002, the Company signed an interest rate swap with a foreign financial institution in order to hedge the market price of the US$160,000,000 bond issued on the U.S. market. According to Technical Bulletin 57 of the Chilean Association of Accountants, gains in adjusting the contract to its fair value are deferred with no immediate effect in income, but losses are recorded in income at the end of the period.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


2.   Summary of Significant Accounting Policies, continued:

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

Under BT 64, in the records of the parent company, net investments in foreign subsidiaries are price-level restated. The effect of price-level restatement that is reflected in income is separated from those of translation gains or losses, which are reflected in equity in the account "Cumulative Translation Adjustments", though the foreign investment itself is measured in US dollars. Foreign exchange differences on US dollar-denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective.

3.   Time Deposits:

Time deposits as of each year-end are set out below:

                                                                                 As of December 31,
                                                              Real Annual   -----------------------------
     Bank                                    Purchase           Interest         2002              2003
                                               Date              Rate %          ThCh$             ThCh$
   ---------------------------------     -------------------  -----------
   Banco de Credito del Peru             December 31,2003         0.93                -           219,706
   Banco de Credito del Peru             December 31,2003         0.93                -           296,900
   Banco de Credito del Peru             December 31,2003         2.27                -           107,995
   Banco de Credito del Peru             December 31,2003         2.10                -           659,968
   Banco InterBank                       December 31,2003         2.50                -           205,704
   Banco InterBank                       December 31,2003         2.53                -           865,673
   Banco de Credito Bolivia              December 31,2003         5.70              726                 -
   Banco de Credito del Peru             December 31,2003         1.12          733,054                 -
   Banco de Credito del Peru             December 31,2003         3.30          350,608                 -
   Banco Interbank                       December 31,2003         3.85          217,409                 -
   Banco InterBank                       December 31,2003         3.85          309,429                 -
   Banco InterBank                       December 31,2003         3.85          309,429                 -
   Banco Santander C.Hispano             December 31,2003         3.25           92,918                 -
   BankBoston                            December 31,2003         3.70          227,302                 -
   BankBoston                            December 31,2003         3.75          247,923                 -
   BankBoston                            December 31,2003         3.81          247,923                 -
   Citibank                              December 27,2002         0.98        3,338,662                 -
   Citibank                              December 27,2002         0.98          450,830                 -
                                                                           ------------      ------------
   Total                                                                      6,526,213         2,355,946
                                                                           ------------      ------------

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


4.   Marketable Securities:

Marketable securities as described in Note 2(f) are summarized as follows:

                                                     As of December 31,
                                               -----------------------------
                                                     2002           2003
             Marketable Securities                   ThCh$          ThCh$
         ---------------------------------
         Fondos Mutuos Citi Funds Ltd.                    -            7,609
         Fondos Mutuos Citi Funds Ltd.            7,983,757                -
         Fondos Mutuos Citi Funds Ltd.              725,796                -
         Fondos Mutuos Citi Funds Ltd.              261,287                -
         Fondos Mutuos Citi Funds Ltd.              362,898                -
         Fondos Mutuos Citi Funds Ltd.               55,911                -
         BCI Fondos Mutuos                          545,716                -
                                               ------------     ------------
             Total                                9,935,365            7,609
                                               ============     ============


5.   Short and Long-term Receivables:

Short and long-term receivables are summarized as follows, including estimates of allowances for doubtful accounts:

                                                            Short-term Receivables
                            --------------------------------------------------------------------------------------
                                                           More than 90 days and up
                                  Up to 90 days                   To 1 year                     Subtotal
                            --------------------------    --------------------------    --------------------------
                               2002           2003           2002           2003           2002           2003
                               ThCh$          ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
Accounts receivable          13,846,837     13,508,195      1,214,637        970,956     15,061,474     14,479,151
    Estimated allowances        (25,907)       (53,481)      (933,191)      (779,696)      (959,098)      (833,177)
    for doubtful accounts
    Notes receivable          6,648,741      6,536,961      1,401,081      1,614,590      8,049,822      8,151,551
    Estimated allowances
    for doubtful accounts       (10,656)      (128,730)    (1,160,351)    (1,281,572)    (1,171,007)    (1,410,302)
   Miscellaneous
    receivables               1,626,559      1,807,294        704,721        508,253      2,331,280      2,315,547
    Estimated allowances
    for doubtful accounts          (350)             -       (435,808)      (386,718)      (436,158)      (386,718)
                            -----------    -----------    -----------    -----------    -----------    -----------
      Total                  22,085,224     21,670,239        791,089        645,813     22,876,313     22,316,052
                            ===========    ===========    ===========    ===========    ===========    ===========

                                                           Long-term Receivables
                             --------------------------  -------------------------
                            Total Short-term Receivables      Total Long-term
                                        (net)                   Receivables
                             --------------------------  -------------------------
                                2002          2003          2002          2003
                                ThCh$         ThCh$         ThCh$         ThCh$
Accounts receivable           14,102,376    13,645,974             -             -
    Estimated allowances
    for doubtful accounts
    Notes receivable           6,878,815     6,741,249             -             -
    Estimated allowances
    for doubtful accounts
   Miscellaneous
    receivables                1,895,122     1,928,829        36,466       208,436
    Estimated allowances
    for doubtful accounts
                             -----------   -----------   -----------   -----------
      Total                   22,876,313    22,316,052        36,466       208,436
                             ===========   ===========   ===========   ===========

The movement in the allowance for doubtful accounts as of December 31, 2001, 2002 and 2003 is as follows:

Allowance for doubtful        Balance at the beginning   Charged to costs and   Charged to other                     Balance at the
accounts                              of period                expenses             accounts        Deductions       end of period
                                        ThCh$                   ThCh$                ThCh$             ThCh$             ThCh$
                              ------------------------   --------------------   ----------------   --------------    --------------
As of December 31, 2001               1,342,015               2,979,531                  -           (1,637,242)        2,684,304

As of December 31, 2002               2,684,304                 871,585                  -             (989,626)        2,566,263

As of December 31, 2003               2,566,263                 629,285                                (565,351)        2,630,197

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


6.   Balance and Transactions with Related Parties:

Balances with related parties, as of December 31, 2002 and 2003 are as follows:

            Company                         2002             2003
Accounts Receivable(short-term):            ThCh$            ThCh$               Type of transaction
-------------------------------------  --------------   ---------------     ----------------------------
Coca-Cola de Chile S.A.                    798,143                 -           Commercial account (1)
Vital S.A.                                   4,548                 -           Commercial account (1)
Coca-Cola Peru                             122,807                 -           Commercial account (1)
Comptec S.A.                                     -           104,010           Commercial account (1)
                                       --------------   ---------------
     Total                                 925,498           104,010
                                       ==============   ===============


            Company                         2002             2003
Accounts Receivable(short-term):            ThCh$            ThCh$               Type of transaction
-------------------------------------  --------------   ---------------     ----------------------------
Coca-Cola de Chile S.A                    4,455,180         5,949,357          Commercial account (1)
Vital S.A.                                  961,229           697,229          Commercial account (1)
Envases Central S.A.                        967,049           476,231          Commercial account (1)
Coca-Cola Peru                            2,007,498           993,177          Commercial account (1)
Direnor S.A.                                 14,300            26,877         Transaction expenses (2)
                                       --------------   ---------------
     Total                                8,405,256         8,142,871
                                       ==============   ===============

(1) The commercial account corresponds to the purchase and sale of raw materials, products and containers. Such transactions have a maximum payment term of 45 days.

(2) Transaction expenses correspond to the shipping and receiving of products to customers, which have a maximum payment term of 30 days.


The Company has no long-term balances with related parties as of December 31, 2002 and 2003.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


6.   Balance and Transactions with Related Parties, continued:

Transactions with related parties are as follows:

For the three years ended December 31, 2003 the Company and its subsidiaries had the following transactions with related parties:

                                                                                                              Net effect in
                                                                                                            Income Statement
                                                                        Transactions                           Gain (Loss)
                                                          ----------------------------------------  --------------------------------
                                                             2001          2002          2003         2001         2002       2003
Company         Relationship   Type of Transaction           ThCh$         ThCh$         ThCh$        ThCh$        ThCh$      ThCh$
--------------------------------------------------------  ----------------------------------------  --------------------------------
Purchases:
Coca-Cola de    Shareholder    Purchase of raw materials  (31,071,122)  (29,474,078)  (30,151,540)          -           -          -
Chile S.A.
                               Purchase of materials                -             -      (593,369)          -           -          -
                               Sales of products                    -             -         2,172           -           -          -
                               Sales of service                 1,802           162        85,933       1,802       1,802          -
                               Advertising sales            1,663,975     1,362,084     1,733,472     204,396     163,450    161,832

Coca-Cola       Indirect       Purchase of raw materials   (7,137,471)   (3,476,032)   (6,158,934)          -           -          -
Peru S.A.                      Purchase of advertising     (1,408,358)   (5,746,831)      (13,736)          -           -          -
                               Purchase of products                 -             -      (260,495)          -           -          -
                               Purchase of services           (78,602)            -       (96,521)          -           -          -
                               Sales of raw materials         270,751       502,742       645,873           -           -          -
                               Sales of advertising         1,061,039        22,272        14,527           -           -          -
                               Sales of services               22,751         4,928         6,346      17,695       4,928      3,942

Vital S.A.      Common         Purchase of products        (7,508,975)   (4,899,244)   (5,991,024)          -           -          -
                Director       Sales of services                  836             -         9,550           -           -          -

Envases         Common         Purchase of products        (3,392,161)   (5,867,833)   (6,528,735)    (37,488)          -          -
Central S.A.    Director       Purchase of services                 -             -             -           -           -          -

Distribuidora   Common         Purchase of products          (115,582)      (58,453)            -           -           -          -
Direnor S.A.    Director       Purchase of services            (2,418)            -       (67,655)     (2,347)          -          -

7.   Inventories:

Inventories as of each year-end are summarized as follows:

                                                   As of December 31,
                                             ----------------------------
                                                  2002          2003
                                             -------------  -------------
                                                 ThCh$          ThCh$

Finished products                                2,799,837      2,790,290
Raw materials                                    9,091,649      5,768,450
Imported raw materials in transit                  955,867        618,068
Promotional products for distribution              753,837        767,669
                                             -------------  -------------
          Total                                 13,601,190      9,944,477
                                             =============  =============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


8.   Income Taxes:

a)   Income tax provision

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred income taxes, the Company discloses the following information as of December 31, 2003:

The Company is subject to taxes in the jurisdictions in which it operates and taxes are determined on an individual entity basis. The Parent Company did not establish an income tax provision for the years ended December 31, 2001, 2002 and 2003 as it reported losses for tax purposes for those years. The consolidated balance sheet as of December 31, 2003 included ThCh$ 1,007,411 (ThCh$ 1,029,132 in 2002, and ThCh$ 3,797,443 in 2001) of recoverable taxes, which relate to monthly income tax installments that are paid in advance, training expenses and benefits relating to previous tax losses.

The following information relates to the tax provisions that have been established on an individual basis in the jurisdictions in which it operates.

Chile

The subsidiary Embonor S.A. established an income tax provision amounting to ThCh $30,569 as of December 31, 2003 (ThCh$ 21,682 in 2002 and ThCh$ 0 in 2001).
The balance of recoverable taxes amounting to ThCh$ 990,262 as of December 31, 2003 (ThCh $ 996,392 in 2002 and ThCh$ 3,710,325 in 2001) corresponds to tax benefits for previous tax losses and training expenses.

On December 31, 2003, the Company recorded a credit to income in the amount of ThCh$927,537 for income taxes because of tax benefits due to tax losses. Part of this amount is expected to be reimbursed by the Internal Revenue Service during 2004.

The subsidiary Embotelladora Iquique S.A. established an income tax provision amounting to ThCh$ 60,726 as of December 31, 2003 (ThCh$ 13,585 in 2002 and 13,063 in 2001). There was no balance of recoverable taxes as of December 31, 2003. However, as of December 31, 2002 and 2001, amounts of ThCh$ 18,559 and ThCh$ 27,819, respectively, were recoverable relating to monthly income taxes installments that are paid in advance and training expenses.

Bolivia

The tax on profits of the subsidiary Inversora Los Andes and its subsidiary is considered, pursuant to Bolivian law, a payment on account of sales tax for the following fiscal year. Therefore, since the tax on profits calculated is less than the sales tax generated by the companies on recurring transactions, there is no further payment of income taxes are due. As of December 31, 2003, taxes relating to sales and recognized in income amounted to ThCh$ 1,000,578 (ThCh$ 1,145,360 in 2002 and ThCh$ 1,263,922 in 2001).

Peru

The subsidiaries Sociedad Cartera del Pacifico and its subsidiary, Industrial Iquitos S.A., have not accrued any income tax provisions since they have a loss for tax purposes in the period. The recoverable taxes of these subsidiaries amounted to ThCh$ 6,220 in 2003, (ThCh$ 10,947 in 2002 and ThCh$ 53,210 in
2001).

Certain long-term income taxes recoverable have been recorded under Other long-tem assets (see Note 14) for the amount of ThCh$ 2,934,223 in 2003 (ThCh$ 2,584,181 in 2002 and ThCh$ 2,428,861 in 2001).

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


8.   Income Taxes, continued:

b)   Deferred income taxes

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, deferred income taxes are recorded according to the principles established in Technical Bulletins Nos. 60 and complementary technical bulletins thereto of the Chilean Association of Accountants. These technical bulletins came into effect on January 1, 2000, and under the transitional provisions of the Accounting Standard, unrecorded deferred income tax balances as of January 1, 2000 were recorded as a "complementary asset or liability". Complementary assets and liabilities are to be amortized over the estimated period of reversal of the related temporary differences.

In accordance with Law No. 19,753, which was issued on September 28, 2001, the corporate income tax rate increased from 15% to 16% for the year 2002 and increased to 16.5% for the year 2003 and will increase to 17% for the year 2004 and thereafter.

In Peru income taxes and employees' participation are calculated in accordance with current tax laws. The corporate income tax rate decreased from 30% to 27% for the year 2002 and for the year 2003. Such rate will increase to 30% for the year 2004 and thereafter. The employees' participation rate is 10%.

The corporate income tax rate in Bolivia is 25% and the transaction tax is levied at 3.0% flat rate per transaction.

As of December 31, 2002 and 2003, the cumulative balances of the temporary differences creating deferred income taxes are set out below:

Description                                             2002
                              -------------------------------------------------------
                                    Deferred Asset             Deferred Liability
                              --------------------------    -------------------------
Temporary differences          Short-term     Long-term     Short-term     Long-term
                                 ThCh$          ThCh$          ThCh$         ThCh$
                              -----------    -----------    -----------   -----------
Allowance for doubtful
accounts                          197,488        365,561              -             -
Inventories                       892,237              -              -             -
Vacation accrual                  176,413              -              -             -
Tax loss carry forwards                 -      6,441,679              -             -
Amortization of intangibles             -              -              -     5,631,470
Leasing assets                          -              -              -       638,253
Revaluation of PP&E from
purchase in Peru                        -              -              -     3,526,730
Obsolescence provision              7,176        130,810              -             -
Accelerated depreciation of
fixed assets                            -     29,928,462              -    38,664,578
Severance indemnities                   -              -              -       712,294
Other                             247,450              -         68,389        33,347
                              -----------    -----------    -----------   -----------
         Subtotal               1,520,764     36,866,512         68,389    49,206,672

Net complementary accounts       (735,157)   (29,497,973)             -   (34,078,243)
                              -----------    -----------    -----------   -----------
         Total                    785,607      7,368,539         68,389    15,128,429
                              -----------    -----------    -----------   -----------

                              -----------    -----------    -----------   -----------
Deferred income taxes, net        717,218              -              -     7,759,890
                              ===========    ===========    ===========   ===========

Description                                            2003
                              -------------------------------------------------------
                                    Deferred Asset             Deferred Liability
                              --------------------------    -------------------------
Temporary differences         Short-term      Long-term     Short-term     Long-term
                                 ThCh$          ThCh$          ThCh$         ThCh$
                              -----------    -----------    -----------   -----------
Allowance for doubtful
accounts                          221,224        290,350              -
Inventories                       745,287              -              -
Vacation accrual                  199,686              -              -
Tax loss carry forwards                 -      7,818,606              -
Amortization of intangibles             -              -              -     4,838,534
Leasing assets                          -              -              -       494,071
Revaluation of PP&E from
purchase in Peru                        -              -              -     2,524,270
Obsolescence provision                668        166,602              -
Accelerated depreciation of
fixed assets                            -     23,854,958              -    35,753,160
Severance indemnities                   -              -              -       801,481
Other                             204,000              -         93,897        17,427
                              -----------    -----------    -----------   -----------
         Subtotal               1,370,865     32,130,516         93,897    44,428,943

Net complementary accounts        (91,308)   (24,069,002)             -   (32,002,411)
                              -----------    -----------    -----------   -----------
         Total                  1,279,557      8,061,514         93,897    12,426,532
                              -----------    -----------    -----------   -----------

                              -----------    -----------    -----------   -----------
Deferred income taxes, net      1,185,660              -              -     4,365,018
                              ===========    ===========    ===========   ===========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


8.   Income Taxes, continued:

Income tax (expense) benefit for the years ended December 31, 2001, 2002 and 2003, is summarized as follows:

                                                                                           2001          2002          2003
                                                                                           ThCh$         ThCh$         ThCh$
                                                                                        ----------    ----------    ----------
Current income tax expense                                                              (1,276,985)   (1,180,627)   (1,091,873)
Prior year tax expense adjustment                                                          472,438       216,136        13,542
Net effect of deferred income tax assets and liabilities in the fiscal year             (6,577,455)   (2,100,651)   (1,243,537)
Net effect of amortization of deferred asset and liability complementary accounts        4,959,278     4,188,320     3,996,988
                                                                                        ----------    ----------    ----------
    Total                                                                               (2,422,724)    1,123,178     1,675,120
                                                                                        ==========    ==========    ==========

9.   Property, Plant and Equipment, net:

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

Property, plant and equipment as of each period-end are as follows:

                                                                 As of December 31, 2002     As of December 31, 2003
                                                                -------------------------   -------------------------
                                                                 Carrying     Accumulated    Carrying     Accumulated
                                                                   Value     Depreciation      Value     Depreciation
                                                                -----------   -----------   -----------   -----------
                                                                   ThCh$         ThCh$         ThCh$         ThCh$
Land                                                             14,128,071             -    12,226,176             -
                                                                -----------   -----------   -----------   -----------
Buildings and construction:
Buildings                                                        48,625,467    11,313,206    44,953,398    11,396,270
Construction in process                                             747,924             -       197,926             -
                                                                -----------   -----------   -----------   -----------
             Total buildings and construction in process         49,373,391    11,313,206    45,151,324    11,396,270
                                                                -----------   -----------   -----------   -----------
Machinery and equipment:
Machinery and equipment                                         109,645,503    53,243,162    98,007,788    50,146,657
Transportation vehicles                                          12,813,361    11,418,701     8,706,416     7,628,305
                                                                -----------   -----------   -----------   -----------
   Total machinery and equipment                                122,458,864    64,661,863   106,714,204    57,774,962
                                                                -----------   -----------   -----------   -----------
Other property, plant and equipment:
Furniture and fixtures                                           23,344,803    19,378,243    20,505,198    17,682,317
Advertising equipment                                            53,230,497    30,971,786    46,683,811    30,308,612
Bottles and cases                                                71,318,028    32,154,066    69,530,918    34,975,781
Leasing and Software (1)                                          2,279,395       370,646     2,266,340       461,790
                                                                -----------   -----------   -----------   -----------
              Total other property, plant and equipment         150,172,723    82,874,741   138,986,267    83,428,500
                                                                -----------   -----------   -----------   -----------
Technical reappraisal of property,
plant and equipment (2)                                           1,879,255       394,489     1,876,220       416,753
                                                                -----------   -----------   -----------   -----------
     Total property, plant and equipment                        338,012,304   159,244,299   304,954,191   153,016,485
                                                                ===========   ===========   ===========   ===========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


9.   Property, Plant and Equipment, net, continued:

(1) Leased assets are not legally owned by the Company until the purchase option established in the respective contract is exercised and therefore the Company cannot freely dispose of them.

(2) A technical reappraisal of property, plant and equipment at Coca-Cola Embonor S.A., Embotelladora Iquique S.A. and Embonor S.A was made in December 1979 and 1994 by independent specialists. The reappraisal was made to adjust property, plant and equipment to their estimated fair market value as of that date, in accordance with Circular Nos. 550 and 1529 of the SVS. The remaining balance of technical reappraisal of property, plant and equipment, net of accumulated amortization, is as follows:

                                        As of December 31,
                                   ---------------------------
                                       2002           2003
                                   ------------   ------------
                                       ThCh$          ThCh$

Land                                  1,082,925      1,083,687
Buildings and construction              401,391        375,651
Machinery                                   450            129
                                   ------------   ------------
                                      1,484,766      1,459,467
                                   ============   ============

Depreciation expense during the years ended December 31 2001, 2002 and 2003 was ThCh$20,536,446, ThCh$21,672,090 and ThCh$19,003,498 respectively.

As of December 31, 2003, management has carried out an assessment of the recoverability of its fixed assets by comparing the carrying value with the amount of cash flows that such assets could produce in the future. According to such estimates, it is management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed asset impairment has been made at the balance sheet date.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


10.  Investments in Related Companies:

Equity investments in related companies as of December 31 are summarized as follows:

                    Shares of Investee             Ownership        Shareholders' Equity
                        Outstanding                Percentage            of Investee                  Net Income (Loss)
                   ---------------------     ---------------------  ---------------------     ----------------------------------
                     2002         2003           2002        2003      2002        2003         2001         2002        2003
                                                  %            %       ThCh$       ThCh$        ThCh$       ThCh$        ThCh$
Envases Central
S.A. (1)           3,123,745   3,123,745          33           33    2,721,237   2,956,132    (847,839)    (383,275)     234,896
Comptec S.A. (1)     130,000     130,000          20           20    2,244,887   1,624,043    (286,093)    (956,601)    (115,791)

     Total

                   Investment book value   Participation in net income (losses)
                   ---------------------   -----------------------------------
                     2002        2003         2001        2002          2003
                     ThCh$       ThCh$        ThCh$       ThCh$         ThCh$
Envases Central
S.A. (1)             898,008     975,524    (279,787)    (126,481)      77,516
Comptec S.A. (1)     448,977     324,809     (57,219)    (191,320)     (23,158)
                   ---------   ---------   ---------    ---------    ---------
     Total         1,346,985   1,300,333    (337,006)    (317,801)      54,358
                   =========   =========   =========    =========    =========

(1) These investments are accounted for using the equity method, as the Company exerts significant influence over their operating and financial activities.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


11.  Goodwill:

Goodwill is valued according to the accounting criteria described in Note 2(m) and is summarized as follows:

                                              Goodwill, net                Amortization for the year
                                         -------------------------   ---------------------------------------
                                            2002          2003          2001          2002          2003
                                            ThCh$         ThCh$         ThCh$         ThCh$         ThCh$
                                         -----------   -----------   -----------   -----------   -----------
Bolivia
Inversora los Andes S.A                   15,544,290    11,787,324     1,066,874     1,136,756       930,021
Peru
Sociedad Cartera del Pacifico S.L.R       54,842,329    44,418,119     3,116,277     3,320,396     2,716,536
Embotelladora Latinoamericana S.A.:
- Industrial Iquitos S.A                   1,804,350     1,316,369       100,147       112,052        80,701
- Industrial Tisco y Cia. De               1,976,785     1,506,512       127,067       135,391       110,767
Transporte Cural S.A
 - Acquisition of North and South Peru     8,063,574     6,148,090       515,084       548,824       449,013
Chile
Embonor S.A                              213,042,744   200,065,521    12,977,223    12,977,223    12,977,223
                                         -----------   -----------   -----------   -----------   -----------
    Total                                295,274,072   265,241,935    17,902,672    18,230,642    17,264,261
                                         ===========   ===========   ===========   ===========   ===========

Goodwill is comprised mainly as follows:

Bolivia

a) On July 3, 1995, the subsidiary, Inversora los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of ThCh$ 6,538,551. The amortization period remaining as of December 31, 2003 is 11.5 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. acquired the assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of ThCh$ 5,678,891 before amortization. The amortization period remaining as of December 31, 2003 is 12 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired 18.3% of the shares in Embotelladoras Bolivianas Unidas and took over control of 99.99% of the shares in the company. The valuation of the additional investment resulted in goodwill of ThCh$ 7,982,566. The amortization period as of December 31, 2003 is 14 years.

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

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


11.  Goodwill, continued:

Bolivia, continued:

Goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

Amortization for the year ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 1,066,874, ThCh$ 1,136,756 and ThCh$ 930,021, respectively.

Peru

a)   Embotelladora Latinoamericana S.A. ("ELSA")

The goodwill as of December 31, 2003, amounting to ThCh$8,970,971 (ThCh$ 11,844,709 in 2002), corresponds to:

     - The unamortized balance generated by the takeover in January 1997 of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. amounting to ThCh$ 1,506,512 (ThCh$ 1,976,785 in 2002);

     - The merger of ELSA's operations on January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos and Margenes S.A. amounting to ThCh$ 6,148,090 (ThCh$ 8,063,574 in 2002); and

     - On April 11, 2001, Industrial Iquitos S.A. was transferred to ELSA from Coca-Cola Embonor S.A. In the books of ELSA S.A., goodwill was created, which is consolidated into the Company's books. Net goodwill relating to Industrial Iquitos S.A. amounts to ThCh$ 1,316,369 (ThCh$ 1,804,350 in 2002).

Amortization for the year ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 742,298, ThCh$ 796,267 and ThCh$ 640,481, respectively.

b)   Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of December 31, 2003, amounting to ThCh$ 44,418,119 (ThCh$ 54,842,329 in 2002), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

Amortization for the year ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 3,116,277, ThCh$ 3,320,396 and ThCh$ 2,716,536, respectively.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


11.  Goodwill, continued:

Chile

a)   Embonor S.A.

The goodwill as of December 31, 2003 amounting to ThCh$ 200,065,521 (ThCh$ 213,042,744 in 2002), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

Amortization for the year ended December 31, 2001, 2002 and 2003 amounted to ThCh$ 12,977,223, ThCh$ 12,977,223 and ThCh$ 12,977,223, respectively.

12.  Negative Goodwill:

Negative goodwill is recorded as described in Note 2(m), and was generated in the acquisition of shares in Embotelladora Latinoamericana S.A. in May of 2002. Negative goodwill is amortized over a period of 20 years.

                                 Negative
                               Goodwill, net         Amortization for the year
                             ------------------    -----------------------------
                              2002       2003       2001       2002       2003
                              ThCh$      ThCh$      ThCh$      ThCh$      ThCh$
                             -------    -------    -------    -------    -------
Embotelladora                869,879    675,026          -     26,134     36,653
Latinoamericana S.A                                                            -
                             -------    -------    -------    -------    -------
    Total                    869,879    675,026          -     26,134     36,653
                             =======    =======    =======    =======    =======


13.  Intangibles:

Intangibles held by the Company as of December 31, 2002 and 2003 are as follows:

                                      2002                                               2003
                ------------------------------------------------    ------------------------------------------------
                                  Accumulated                                         Accumulated
                 Gross Value      amortization       Net value       Gross Value      amortization       Net value
Trademarks          ThCh$            ThCh$             ThCh$            ThCh$            ThCh$             ThCh$
-------------   -------------    -------------     -------------    -------------    -------------     -------------
San Luis           16,784,067       (4,765,445)       12,018,622       13,731,651       (4,590,186)        9,141,465
Kola Inglesa        6,653,683       (1,888,919)        4,764,764        5,443,618       (1,819,451)        3,624,167
Other                 981,847          (14,764)          967,083          806,837          (51,687)          755,150
                -------------    -------------     -------------    -------------    -------------     -------------
Total              24,419,597       (6,669,128)       17,750,469       19,982,106       (6,461,324)       13,520,782
                =============    =============     =============    =============    =============     =============

The trademarks are amortized over a period of 20 years.

Amortization expense during the years ended December 31 2001, 2002 and 2003 amounted to ThCh$ 1,119,684, ThCh$ 1,180,574 and ThCh$ 1,005,541 respectively.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


14.  Other Long-term Assets:

Other long term assets, include the following items:

                                                              2002         2003
                                                              ThCh$        ThCh$
                                                            ---------    ---------
Deferred financing fees from US bond issuance               1,627,085      903,862
Deferred financing fees from Chilean bond issuance          3,272,496    1,033,929
Deferred financing fees of Syndicated UF credit facility      359,679            -
Deferred financing fees Wachovia and Rabobank                       -      280,955
Recoverable income taxes                                    2,584,181    2,934,223
Other                                                         764,975      110,985
                                                            ---------    ---------
            Total                                           8,608,416    5,263,954
                                                            =========    =========

On January 30, 2004, the Company paid UF 1,130,000 of the Chilean series B1 and series B2 bonds. Also, on February 4, 2004, the Company paid the entire Chilean syndicated loan.

On February 3, 2004, the Company paid US$7,500,000 of the loan owed to Wachovia.

The losses associated with the payment of loans are as follows:

Payment of loans                          Loss
                                          ThCh$
---------------------------------------------------
Series B1 and B2 bonds                  (133,448)
Syndicated credit                       (359,226)
Wachovia loan                            (27,449)


15.  Short-term Bank Liabilities:

                                                  US Dollars                        Ch$                           Total
                                          --------------------------     --------------------------     --------------------------
                                             2002           2003            2002           2003            2002           2003
                                             ThCh$          ThCh$           ThCh$          ThCh$           ThCh$          ThCh$
                                          -----------    -----------     -----------    -----------     -----------    -----------
Banco de Credito de Bolivia                         -        831,347               -              -               -        831,347
Banco de Santa Cruz  de Bolivia                     -         12,484               -              -               -         12,484
Banco de Credito e Inversiones                      -              -               -      5,124,396               -      5,124,396
                                          -----------    -----------     -----------    -----------     -----------    -----------
    Total                                           -        843,831               -      5,124,396               -      5,968,227
                                          ===========    ===========     ===========    ===========     ===========    ===========
Principal owed                                      -        843,831               -      5,100,000               -      5,943,831
Weighted average nominal interest rate              -            4.5%              -            1.6%              -              -

                                                                                                           2002            2003
                                                                                                             %               %
                                                                                                        -----------    -----------
     Liabilities denominated in foreign currency                                                             -             14.1%
     Liabilities denominated in local currency                                                               -             85.9%

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


16.  Current portion of long-term Bank Liabilities:

                                         US Dollars                      UF                        Total
                                  ------------------------    ------------------------    ------------------------
                                     2002          2003          2002          2003          2002          2003
                                     ThCh$         ThCh$         ThCh$         ThCh$         ThCh$         ThCh$
                                  ----------    ----------    ----------    ----------    ----------    ----------
Syndicated Chilean Banks                   -             -    17,661,454    26,551,507    17,661,454    26,551,507
Wachovia Bank                         50,024        35,851             -             -        50,024        35,851
Rabobank                              50,024        35,851             -             -        50,024        35,851
Banco de Credito del Peru             84,832        98,659             -             -        84,832        98,659
Banco Santander del Peru                   -        41,873             -             -             -        41,873
Banco Wiese                           47,756             -             -             -        47,756             -
                                  ----------    ----------    ----------    ----------    ----------    ----------
    Total                            232,636       212,234    17,661,454    26,551,507    17,894,090    26,763,741
                                  ==========    ==========    ==========    ==========    ==========    ==========
Principal owed                    36,929,331    29,830,532    43,992,755    26,344,440    80,922,086    56,174,086
Weighted average interest rate    Libor+2.5%   Libor +2.5%      TAB+1.4%      TAB+1.4%

                                                                                             2002          2003
                                                                                              %             %
                                                                                          ----------    ----------
     Liabilities denominated in foreign currency                                              1.3%          0.8%
     Liabilities denominated in local currency                                               98.7%         99.2%

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


17.  Current Liabilities (Excluding Bank Liabilities):

                                                   UF                    U.S. Dollars                 Chilean pesos
                                        ------------------------    ------------------------    ------------------------
                                           2002          2003          2002          2003          2002          2003
                                           ThCh$         ThCh$         ThCh$         ThCh$         ThCh$         ThCh$
                                        ----------    ----------    ----------    ----------    ----------    ----------
Bonds payable                           19,457,612    19,874,381     4,030,735     2,753,694             -             -
Trade accounts payable                           -             -     6,571,179     5,146,522     8,656,706     6,213,400
Notes payable                                    -             -     1,669,292     1,710,003             -             -
Miscellaneous payables                           -             -             -             -     1,211,002     1,091,029
Amounts payable to related companies             -             -     4,771,897     3,682,804     3,633,359     4,460,067
Provisions                                       -             -             -    11,225,815     2,818,465     3,328,023
Withholdings                                     -             -             -             -     2,140,455     2,905,940
Income taxes                                     -             -             -             -             -        18,763
Other current liabilities                        -             -         1,452             -       166,134       171,339
                                        ----------    ----------    ----------    ----------    ----------    ----------
     Total                              19,457,612    19,874,381    17,044,555    24,518,838    18,626,121    18,188,561
                                        ==========    ==========    ==========    ==========    ==========    ==========

                                            Other currencies                 Total
                                        ------------------------    ------------------------
                                           2002          2003          2002          2003
                                           ThCh$         ThCh$         ThCh$         ThCh$
                                        ----------    ----------    ----------    ----------
Bonds payable                                    -             -    23,488,347    22,628,075
Trade accounts payable                   2,592,726     1,519,163    17,820,611    12,879,085
Notes payable                              183,372        29,422     1,852,664     1,739,425
Miscellaneous payables                     723,680       201,396     1,934,682     1,292,425
Amounts payable to related companies             -             -     8,405,256     8,142,871
Provisions                               4,352,152     2,924,970     7,170,617    17,478,808
Withholdings                             2,571,099     2,831,458     4,711,554     5,737,398
Income taxes                                     -             -             -        18,763
Other current liabilities                  289,699        75,068       457,285       246,407
                                        ----------    ----------    ----------    ----------
     Total                              10,712,728     7,581,477    65,841,016    70,163,257
                                        ==========    ==========    ==========    ==========


                                                                       2002          2003
                                                                        %             %
                                                                    ----------    ----------
     Liabilities denominated in foreign currencies                     42.26%        45.83%
     Liabilities denominated in local currency                         57.74%        54.17%

18.  Long-term Bank Liabilities:

Long-term bank liabilities as of each year-end are as follows:

                                                    2002                                      2003
                                                 ----------    ------------------------------------------------------------------
                                    Interest     Principal       Due in        Due in        Due in     More than 5     Principal
                                      rate          Due        1-2 years      2-3 years    3-5 years       years          Due
Financial institution    Currency       %          ThCh$          ThCh$         ThCh$         ThCh$         ThCh$        ThCh$
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Wachovia Bank               US$    Libor+2.5%    18,144,903             -             -    14,845,000             -    14,845,000
RaboBank                    US$    Libor+2.5%    18,144,903             -             -    14,845,000             -    14,845,000
Banco Santander del Peru    US$          7.00%      132,340        66,277             -             -             -        66,277
Banco de Credito de Peru    US$         13.00%      408,257       237,520             -             -             -       237,520
Syndicated Chilean banks    UF     TAB+1.4%      26,331,300             -             -             -             -             -
                                                 ----------    ----------    ----------    ----------    ----------    ----------
      Total                                      63,161,703       303,797             -    29,690,000             -    29,993,797
                                                 ==========    ==========    ==========    ==========    ==========    ==========

                                                                  2002          2003
                                                                  ThCh$         ThCh$
                                                               ----------    ----------
     Total liabilities denominated in foreign currency            58.3%         100.0%
     Total liabilities denominated in local currency              41.7%          0.0%

On July 9, 2003, the Parent Company became joint and several guarantor for its subsidiaries Inversora Los Andes S.A., incorporated in Bolivia, and Embotelladora Arica Overseas, incorporated in the Cayman Islands, in order to secure its obligations under one-year loans granted by Embotelladora Latinoamericana S.A. del Peru to such subsidiaries in the amount of US$5,500,000 (approximately ThCh$ 3,869,085) and US$10,000,000 (approximately ThCh$ 7,034,700), respectively.

On July 17, 2003, the Parent Company signed an interest rate swap agreement with Banco Santander Santiago for its debt with Wachovia Bank, National Association, and Rabobank Curacao N.V. totaling US$50,000,000. This agreement fixes the amount of debt at ThCh$35,000,000 at an exchange rate of Ch$700 for principal and interest payments, at the nominal TAB rate plus 2,45%.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


19.  Bonds:

Long-term bond debt recorded as of December 31, 2003 amounted to ThCh$ 117,173,751 (ThCh$ 156,779,420 in 2002), of which ThCh$ 3,508,475 related to accrued interest (ThCh$ 4,436,863 in 2002). Further information is set out in the table below:

                                                  Stated
                                                  Interest     Maturity           Interest          2002          2003      Place of
     Listing No.       Amount placed   Currency   Rate (*)       date              Payment          ThCh$         ThCh$     issuance
--------------------   -------------   --------   --------   ----------------     -----------    -----------   -----------  --------
Long-term bonds short-term portion
      New York           158,000,000      US$      9.875%    March 15, 2006       Semi-Annual      4,030,735     2,753,694     USA
         224                 134,000      UF       7.000%    August 1, 2003       Semi-Annual      2,333,546             -    Chile
         224                 940,000      UF       7.000%    August 1, 2003       Semi-Annual     16,369,655             -    Chile
         224                 155,000      UF       6.750%    February 1, 2020     Semi-Annual         75,199     1,428,835    Chile
         224               1,400,000      UF       6.750%    February 1, 2020     Semi-Annual        679,212    18,445,546    Chile
                                                                                                 -----------  -----------
Total short-term portion                                                                          23,488,347    22,628,075
                                                                                                 ===========  ===========

Long-term bonds
      New York           158,000,000      US$      9.875%    March 15, 2006       Semi-Annual    106,993,595   87,354,676      USA
         224                 155,000      UF       6.750%    February 1, 2020     Semi-Annual      2,621,292    1,269,000     Chile
         224               1,400,000      UF       6.750%    February 1, 2020     Semi-Annual     23,676,186    5,922,000     Chile
                                                                                                 -----------  -----------
Total long-term portion                                                                          133,291,073   94,545,676
                                                                                                 ===========  ===========
     (*) Real interest rate

During 2002, the Company carried out a repurchase of part of its series A1 and A2 bonds, amounting to ThCh$ 36,167,120. Additionally, during December, 2002 the Company repurchased US bonds for ThCh $2,000,000.

On August 1, 2003, the Company repaid the total capital of the Series A1 and A2 bonds in the amount of ThCh$18,192,797.

The losses associated with the bond repurchases are as follows:

Bond repurchases                          Loss
                                          ThCh$
---------------------------------------------------
Series A1 and A2 bonds                  (721,973)
US bonds                                (104,653)

As of and for the year-ended December 31, bond issuance expenses are summarized as follows:

                                           2001
------------------------------------------------------------------------------------------
                               Deferred
                               Expenses        Additions     Amortization        Balance
                                 ThCh$           ThCh$           ThCh$            ThCh$
                             ------------    ------------    ------------     ------------
Bonds issued in the US          3,919,213               -        (661,566)       3,257,647
Bonds issued in Chile           4,875,723         565,874        (676,568)       4,765,029
                             ------------    ------------    ------------     ------------
   Total                        8,794,936         565,874      (1,338,134)       8,022,676
                             ============    ============    ============     ============

Of the above deferred expenses ThCh$ 6,846,311 are classified as long-term in "other long term assets" and ThCh$1,536,365 are classified as short term in "prepaid expenses."

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


19.  Bonds, continued:

                                           2002
------------------------------------------------------------------------------------------
                               Deferred
                               Expenses        Additions     Amortization        Balance
                                 ThCh$           ThCh$           ThCh$            ThCh$
                             ------------    ------------    ------------     ------------
Bonds issued in the US          3,257,647               -        (847,150)       2,410,497
Bonds issued in Chile           4,765,029         108,123      (1,107,729)       3,765,423
                             ------------    ------------    ------------     ------------
   Total                        8,022,676         108,123      (1,954,879)       6,175,920
                             ============    ============    ============     ============

Of the above deferred expenses ThCh$4,899,581 are classified as long-term in "other long term assets" and ThCh$1,276,339 are classified as short term in "prepaid expenses."

                                           2003
------------------------------------------------------------------------------------------
                               Deferred
                               Expenses        Additions     Amortization        Balance
                                 ThCh$           ThCh$           ThCh$            ThCh$
                             ------------    ------------    ------------     ------------
Bonds issued in the US          2,410,496               -        (723,286)       1,687,210
Bonds issued in Chile           3,765,424          28,238      (2,759,734)       1,033,928

                             ------------    ------------    ------------     ------------
   Total                        6,175,920          28,238      (3,483,020)       2,721,138
                             ============    ============    ============     ============

Of the above deferred expenses ThCh$1,937,791 are classified as long-term in "other long term assets" and ThCh$783,347 are classified as short term in "prepaid expenses."

20.  Provisions:

Current accruals as at December 31, 2002 and 2003 are as follows:

                                                 2002          2003
                                                 ThCh$         ThCh$
                                              ----------    ----------
Goods received not invoiced                    2,463,291     1,361,178
Accrued utility expenses                       1,165,073     1,265,121
Bonuses                                          742,081       580,470
Accrued vacation expense                       2,250,080     2,222,040
Staff severance indemnities                      536,642       680,162
Loss on sale of  Peruvian operations                   -    11,222,845
Other Provisions                                  13,450       146,992
                                              ----------    ----------
     Total                                     7,170,617    17,478,808
                                              ==========    ==========


Long-term provisions as of December 31, 2002 and 2003 are as follows:

                                                 2002          2003
                                                 ThCh$         ThCh$
                                              ----------    ----------
Severance indemnities                          2,055,550     2,186,684
                                              ----------    ----------
     Total                                     2,055,550     2,186,684
                                              ==========    ==========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


21.  Other Long-term Liabilities:

Other long-term liabilities as of each year-end, are as follows:

                                                 2002          2003
                                                 ThCh$         ThCh$
                                              ----------    ----------
Deposits for bottles and cases (1)             5,831,895     3,705,546
Leasing obligations, net                       1,239,338       701,648
Fair value of swap                                     -     5,192,060
Other                                            233,727        86,442
                                              ----------    ----------
     Total                                     7,304,960     9,685,696
                                              ==========    ==========


(1) On December 31, 2003, the Company released part of the liability for bottle guarantee deposits. During the year, the Company carried out a sample physical inventory of bottles existing in the market. The release of the provision has been estimated based on this physical inventory, see accounting policy in Note 2
(j). This reversal generated a credit of ThCh$1,888,242 to income, which is shown in "other non-operating income."

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


22.  Minority Interest:

The amounts recorded for minority interests in the income statement and in the balance sheet are as follows:

Company                        Minority      Minority      Company              Profit (loss) for the year
                               interest      interest      Equity      ------------------------------------------
                                 2002          2003         ThCh$          2001           2002           2003
                                   %             %                         ThCh$          ThCh$          ThCh$

Embotelladora Iquique S.A       0.10000       0.10000     12,848,225        462,340       450,622        996,205
Arica Overseas S.A              0.00001       0.00001     57,015,251        698,231      (735,535)     2,129,702
Embonor S.A                     0.06675       0.04997    179,998,875     10,269,271     4,821,734      4,773,994
Embonor Holdings S.A            0.00001       0.00001    102,573,555              -    (1,136,021)   (19,583,438)
Elsa S.A                       26.39689      26.39689     86,674,267      2,593,792     2,616,836     (3,638,879)
Socap SRL                      20.65810      18.26911    104,533,615     (2,747,684)   (2,042,546)    (1,990,437)
Industrial Iquitos S.A         23.88900       8.57595       (401,338)      (468,206)      (97,504)      (455,668)
Inansa S.A                      0.00013       0.00013     46,847,228      1,561,280       335,047        (54,454)
Embol S.A                       0.00009       0.00009     40,821,383      2,023,662       830,486        549,488

            Total


Company                                Minority interest            Minority interest participation in  (income) loss
                              ---------------------------------   ------------------------------------------------------
                                  2002                2003                 2001                2002               2003
                                  ThCh$               ThCh$                ThCh$               ThCh$              ThCh$
                                                                  ----------------   ----------------   ----------------
Embotelladora Iquique S.A             11,851             12,848               (463)              (451)              (996)
Arica Overseas S.A                         -                  -                  -                  -                  -
Embonor S.A                          136,915             89,942            (16,237)            (3,219)              (982)
Embonor Holdings S.A                       1                  1                  -                  -                  -
Elsa S.A                          29,197,803         22,879,308           (725,741)          (690,763)           960,550
Socap SRL                         24,172,631         19,097,360            567,619            421,952            363,635
Industrial Iquitos S.A              (288,754)           (34,419)           111,848             23,293             39,078
Inansa S.A                                73                 61                 (2)                 -                  -
Embol S.A                                 46                 39                 (2)                (2)                (1)
                              --------------   ----------------   ----------------   ----------------   ----------------
            Total                 53,230,566         42,045,140            (62,978)          (249,190)         1,361,284
                              ==============   ================   ================   ================   ================

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


23.  Changes in Shareholders' Equity:

In accordance with Chilean GAAP at the year-end any revaluation for price-level restatement of paid-in capital must be added to the capital account. At December 31, 2003 there were 244,420,704 series A shares and 266,432,526 series B shares in issuance at paid up value of $ 442.01 per share. The Company's shares do not have a par value.

The rights and attributes of each of the classes of shares are as follows:

     o Series A shareholders have the right to vote for and elect six of seven directors; and

     o Series B shareholders who together have a minimum of 5% vote of the series B shareholders have the right to demand that the Board of Directors hold an extraordinary shareholders meeting. Furthermore, the one director elected by the Series B shareholders has the right to call a Board meeting at any time. They also have the right to 5% greater dividends than Series A shares.

a)   Number of shares

The number of shares as detailed in the consolidated statement of Changes in Shareholders' Equity is split as of December 31, 2003 as follows:


                    No. of subscribed   No. of paid-in     No. of voting
    Series                shares             shares            shares
------------------  -----------------  ----------------  ----------------
       A                 244,420,704        244,420,704       244,420,704
       B                 266,432,526        266,432,526       266,432,526
                    -----------------  ----------------  ----------------
     Total               510,853,230        510,853,230       510,853,230
                    =================  ================  ================


b)   Capital

      Series        Subscribed capital  Paid-in capital
                          ThCh$             ThCh$
------------------  -----------------  ----------------
       A                  108,036,415       108,036,415
       B                  117,765,862       117,765,862
                    -----------------  ----------------
     Total                225,802,277       225,802,277
                    =================  ================


c)   Other reserves

In accordance with Official Circular No. 5,294 of October 20, 1998 and Technical Bulletin No. 64, permanent investments abroad are recorded as follows:

1) US dollar denominated liabilities assumed by Coca-Cola Embonor S.A. have been designated as an economic hedge of its investments abroad amounting to ThCh$ 93,820,400 as of December 31, 2003 (US$158,000,000).

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


23.  Changes in Shareholders' Equity, continued:

c)   Other reserves, continued:

2) The "Cumulative translation adjustment" account includes the following adjustments for foreign exchange during each of the three years in the period ended December 31, 2003 as follows:

                                                                        Bolivia,       Peru, Sociedad de
                                                   Embonor           Inversora Los       Cartera del
                                                 Holdings S.A.         Andes S.A.       Pacifico S.R.L.          Total
                                                     ThCh$               ThCh$               ThCh$               ThCh$
                                                  -----------         -----------         -----------         -----------
                                                            -           4,849,352          (3,879,313)            970,039
As of January 1, 2001
Transfer of investment                                      -                   -                   -                   -
Economic hedge (1)                                          -            (654,083)         (9,731,804)        (10,385,887)
Translation adjustment for the year                         -           4,816,252           8,908,075          13,724,327
Transfer of investment, Dec. 28, 2001              14,087,878          (4,816,252)         (9,271,626)                  -
                                                  -----------         -----------         -----------         -----------
As of  December 31, 2001                           14,087,878           4,195,269         (13,974,668)          4,308,479
                                                  -----------         -----------         -----------         -----------
Restated to constant Chilean pesos as of           14,228,757           4,237,222         (14,114,415)          4,351,564
December 31, 2002

As of January 1, 2002
Transfer of investment                             14,087,878           4,195,269         (13,974,668)          4,308,479
Economic hedge (1)                                          -            (481,238)         (7,139,311)         (7,620,549)
Translation adjustment for the year                 9,663,484                   -                   -           9,663,484
                                                  -----------         -----------         -----------         -----------
As of  December 31, 2002                           23,751,362           3,714,031         (21,113,979)          6,351,414
                                                  -----------         -----------         -----------         -----------
Restated to constant Chilean pesos as of           23,988,876           3,751,171         (21,325,119)          6,414,928
December 31, 2003

As of January 1, 2003
Transfer of investment                             23,751,362           3,714,031         (21,113,979)          6,351,414
Economic hedge (1)                                          -           1,300,420          19,296,304          20,596,724
Translation adjustment for the year               (13,417,467)                  -                   -         (13,417,467)
                                                  -----------         -----------         -----------         -----------
As of December 31, 2003                            10,333,895           5,014,451          (1,817,675)         13,530,671
                                                  ===========         ===========         ===========         ===========

(1) Foreign exchange loss on US$ denominated liabilities designated as an economic hedge of foreign investments.

d)   Shareholders' Distribution

Pursuant to Circular 792 of the SVS, the shareholders of the Parent Company were comprised as follows at the close of the financial statements:

                                                                          Ownership                Number of
                                                                         percentage               Shareholders
                                                                    ---------------------     ---------------------
Type of Shareholder                                                   2002         2003         2002         2003
                                                                      ThCh$        ThCh$        ThCh$        ThCh$
                                                                    --------     --------     --------     --------
Holding of 10% or more                                                 70.82        70.82            2            2
Less than 10% holding and investment of 200 UF or more                 28.83        29.00           99          140
Less than 10% holding and investment of less than 200 UF                0.35         0.18          322          245
                                                                    --------     --------     --------     --------
     Total                                                            100.00       100.00          423          387
                                                                    --------     --------     --------     --------

The Company has not distributed dividends to its shareholders during 2001, 2002 or 2003.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


24.  Other Non-Operating Income and Expenses:

a)   Other non-operating income for the years ended December 31, are as follows:

                                                                                    As of December 31,
                                                                    ----------------------------------------------------
                                                                        2001                2002                2003
                                                                        ThCh$               ThCh$               ThCh$
                                                                    ------------        ------------        ------------
Gain from sale of fixed assets                                           133,185             218,569             386,557
Profit on sale of other products                                         414,976             681,357             349,020
Reversal of provision for bottle and case deposits (1)                         -              19,348           1,888,242
Reversal of provisions                                                 2,438,977             139,656             179,322
Net foreign exchange gain (2)                                          2,029,479                   -           2,969,389
Gain on sale of broken glass                                              34,797              64,417              94,581
Other miscellaneous income                                             1,136,046             881,900             347,865
                                                                    ------------        ------------        ------------
      Total                                                            6,187,460           2,005,247           6,214,976
                                                                    ============        ============        ============

(1) On December 31, 2003, the company recorded the reversal of part of the liability for bottle guarantee deposits based on the results of a survey of bottles existing in the market. This reversal generated a credit of ThCh$1,888,242 to income.

(2) Foreign exchange gains resulting from conversion of foreign subsidiaries to United States dollars in accordance with Technical Bulletin 64.

b) Other non-operating expenses for the years ended December 31 are as follows:

                                                                                    As of December 31,
                                                                    ----------------------------------------------------
                                                                        2001                2002                2003
                                                                        ThCh$               ThCh$               ThCh$
                                                                    ------------        ------------        ------------
Loss on sale of fixed assets                                             151,167             145,051             160,992
Amortization of deferred bond issuance costs                           1,773,241           2,276,980           1,990,856
Bottle and case write-off                                                386,101             327,986              51,661
Directors' Fees                                                          266,223             267,501             273,903
Reorganizational costs                                                   876,811                   -                   -
Amortization of intangibles                                            1,119,684           1,180,574           1,005,541
Expenses relating to bond repurchase                                           -             969,531                   -
Recognition of fair value of swap                                              -           1,113,861           1,631,654
Net foreign exchange loss (1)                                                  -           1,690,467                   -
Travel expenses and fees                                                 464,867             645,098             486,374
Bond risk classifier costs                                               306,648                   -                   -
Other miscellaneous expenses                                             385,861             921,998           1,194,234
Loss on sale of investment (2)                                                 -                   -          13,528,834
Adjustment for loss on sale of Peruvian operations (2)                         -                   -          15,094,633
Bank expenses                                                                  -             755,840             967,078
                                                                    ------------        ------------        ------------
       Total                                                           5,730,603          10,294,887          36,385,760
                                                                    ============        ============        ============

(1) Foreign exchange losses resulting from conversion of foreign subsidiaries to United States dollars in accordance with Technical Bulletin 64.

(2) On January 29, 2004, the Company sold its entire participation of 60.45% in the Peruvian subsidiary Embotelladora Latinoamericana S.A. ("ELSA") for US$129,917,924, which was paid in full at the point of sale. As a result of this transaction, the company has recognized in income, the balance of cumulative translation adjustment relating to this subsidiary.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


25.  Price-level Restatement:

Application of price-level restatement as described in 2(c) is as follows:

                                                                                   As of December 31,
                                                                        -----------------------------------------
                                                     Adjustment            2001           2002           2003
Assets                                                  Index              ThCh$          ThCh$          ThCh$
                                                                        -----------    -----------    -----------
Inventories, net                                         CPI                 21,453          9,572         32,281
Property, plant and equipment, net                       CPI                732,053      3,013,855      1,625,538
Investment in related companies                          CPI                 59,100      3,580,644         13,336
Other non-monetary assets                                CPI              7,939,216     10,222,252      3,500,690
Expense accounts                                         CPI              1,743,595      2,580,196        680,340
                                                                        -----------    -----------    -----------
  Subtotal                                                               10,495,417     19,406,519      5,852,185
                                                                        -----------    -----------    -----------

                                                                                   As of December 31,
                                                                        -----------------------------------------
                                                     Adjustment            2001           2002           2003
Liabilities and Shareholders' equity                   Index               ThCh$          ThCh$          ThCh$
                                                                        -----------    -----------    -----------
Bank debt                                                UF              (1,800,058)    (1,368,953)      (494,252)
Shareholders' equity                                     CPI             (7,381,745)    (6,894,542)    (2,178,957)
Bonds                                                    UF              (2,513,896)    (4,588,341)    (1,388,499)
Other non-monetary liabilities                         CPI-UF              (925,655)    (3,016,056)    (1,473,112)
Income accounts, net                                     CPI             (2,010,574)    (2,633,000)      (117,724)
                                                                        -----------    -----------    -----------
   Subotal                                                              (14,631,928)   (18,500,892)    (5,652,544)
                                                                        -----------    -----------    -----------
   Net (loss) gain due to price-level restatement                        (4,136,511)       905,627        199,641
                                                                        ===========    ===========    ===========

26.  Foreign Exchange:

The foreign exchange gain (loss), net of the effects of any economic hedging, as described in Note 2(w) is summarized as follows:

                                                                                   As of December 31,
                                                                        -----------------------------------------
                                                                           2001           2002           2003
                                                      Currency             ThCh$          ThCh$          ThCh$
                                                                        -----------    -----------    -----------
Accounts and documents receivable                     US Dollar           1,050,154      1,090,936     (5,287,597)
Inventory                                             US Dollar             541,867         79,332              -
Other monetary assets                                 US Dollar           5,114,051      1,691,549     (8,808,225)
                                                                        -----------    -----------    -----------
     Total Credits                                                        6,706,072      2,861,817    (14,095,822)
                                                                        -----------    -----------    -----------

Bank debt                                             US Dollar                   -              -      6,286,261
Bonds                                                 US Dollar            (190,244)      (217,243)        (7,140)
Documents and accounts payable                        US Dollar            (715,823)       (44,555)         1,739
Other monetary liabilities                            US Dollar          (2,113,587)    (1,919,311)    11,849,508
                                                                        -----------    -----------    -----------
     Total Charges                                                       (3,019,654)    (2,181,109)    18,130,368
                                                                        -----------    -----------    -----------
     Foreign exchange gain, net                                           3,686,418        680,708      4,034,546
                                                                        ===========    ===========    ===========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


27.  Extraordinary items:

During the year ended December 31, 2003, the subsidiary Embonor S.A. recognized the benefit of tax losses amounting to ThCh$ 1,489 (amounts of ThCh$ 927,537 and ThCh$ 3,635,079 were recognized during the years ended December 31, 2002 and 2001 respectively).The amounts were approved by the Chilean Internal Revenue Service.

28.  Supplementary cash flow information:

a) Cash and cash equivalents, included in the financial statements as of December 31, 2001, 2002 and 2003, are summarized as follows:

                                        As of December 31,
                               ------------------------------------
                                  2001         2002         2003
                                  ThCh$        ThCh$        ThCh$
                               ----------   ----------   ----------
Cash                            6,920,275    9,920,971    4,269,584
Time deposits                  17,572,844    6,526,213    2,355,946
Marketable securities           4,227,707    9,935,365        7,609
                               ----------   ----------   ----------
     Total                     28,720,826   26,382,549    6,633,139
                               ==========   ==========   ==========

b)   Investment activities that create cash flows obligations:

                                                                                 As of December 31,
                                          ---------------------------------------------------------------------------------
                                                     2001                        2002                        2003
                                          -------------------------   -------------------------   -------------------------
                                              ThCh$      Period of        ThCh$      Period of        ThCh$      Period of
                                                           lease                       lease                       lease
                                                         (months)                    (months)                    (months)
Assets purchased under capital leases       2,410,483           116     1,495,250           104       800,957            92
                                          -----------   -----------   -----------   -----------   -----------   -----------
     Total                                  2,410,483           116     1,495,250           104       800,957            92
                                          ===========   ===========   ===========   ===========   ===========   ===========

29.  Derivative agreements:

During 2003 and 2002, the parent company and its subsidiaries Embonor S.A. and Embotelladora Latinoamericana S.A. entered into certain forward contracts in order to hedge against the changes in foreign exchange rates due to payment of debt denominated in US dollars. The forwards are a series of contracts that match the scheduled maturities of the interest payments and capital repayments.

On June 20, 2002, the company entered into an interest rate swap in order to hedge against the fair value of the US$160,000,000 bond issued in the United States.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


29.  Derivative agreements, continued:

As of December 31, 2003 the Company held the following derivative contracts:

------------------------------------------------------------------------------------------------------------------------------------
                             Description of the contract           Closing                     Derivative instruments effect
                   -----------------------------------------------------------------------------------------------------------------
                                                     Hedged item    Hedged       Asset/Liability created        Effect in income
                                                     -------------------------------------------------------------------------------
                                                       Original
   Type of          Nominal   Date of    Specific      Hedged
  derivative         amount   maturity     item        Amount       Amount        Name              Amount     Realized   Deferred
------------------------------------------------------------------------------------------------------------------------------------
                        US$                             ThCh$        ThCh$                           ThCh$       ThCh$      ThCh$
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
US Bond interest  160,000,000  quarter   US Dollar-  109,604,800   95,008,000  Bonds payable       5,192,060 (1,224,458)          -
    rate Swap                  2006      LIBOR-BBA
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
Currency Forward      300,000  quarter   US Dollar       219,915      178,140  Inventories/Trade     179,910          -     (40,005)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
Currency Forward    7,900,000  quarter   US Dollar     5,798,205    4,691,020  Inventories/Trade   4,737,630          -   (1,060,575
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               2nd.
Currency Forward      740,000  quarter   US Dollar       504,828      439,412  Inventories/Trade     444,222          -     (60,606)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               3rd.
Currency Forward      250,000  quarter   US Dollar       171,500      148,450  Inventories/Trade     150,250          -     (21,250)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               3rd.
Currency Forward    7,900,000  quarter   US Dollar     5,419,400    4,691,020  Inventories/Trade   4,749,480          -    (666,920)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               4th.
Currency Forward      750,000  quarter   US Dollar       517,125      445,350  Inventories/Trade     451,350          -     (65,775)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
Currency Forward    2,100,000  quarter   US Dollar     1,542,345    1,246,980  Inventories/Trade   1,258,740          -    (283,605)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
Currency Forward    2,200,000  quarter   US Dollar     1,618,210    1,306,360  Inventories/Trade   1,319,340          -    (298,870)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
Currency Forward    1,900,000  quarter   US Dollar     1,399,255    1,128,220  Inventories/Trade   1,139,620          -    (259,635)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               2nd.
Currency Forward    1,680,000  quarter   US Dollar     1,139,712      997,584  Inventories/Trade   1,007,832          -    (131,880)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               2nd.
Currency Forward    1,650,000  quarter   US Dollar     1,122,330      979,770  Inventories/Trade     990,165          -    (132,165)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               2nd.
Currency Forward    1,570,000  quarter   US Dollar     1,071,839      932,266  Inventories/Trade     943,099          -    (128,740)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               3rd.
Currency Forward    1,690,000  quarter   US Dollar     1,155,453    1,003,522  Inventories/Trade   1,015,352          -    (140,101)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               3rd.
Currency Forward    1,820,000  quarter   US Dollar     1,246,154    1,080,716  Inventories/Trade   1,093,638          -    (152,516)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               3rd.
Currency Forward    1,900,000  quarter   US Dollar     1,301,880    1,128,220  Inventories/Trade   1,142,470          -    (159,410)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               4th.
Currency Forward    1,850,000  quarter   US Dollar     1,269,470    1,098,530  Inventories/Trade   1,111,980          -    (157,490)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               4th.
Currency Forward    1,830,000  quarter   US Dollar     1,257,576    1,086,654  Inventories/Trade   1,100,928          -    (156,648)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               4th.
Currency Forward    2,700,000  quarter   US Dollar     1,858,140    1,603,260  Inventories/Trade   1,625,400          -    (232,740)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               1st.
Currency Forward    2,000,000  quarter   US Dollar     1,187,600    1,187,600  Inventories/Trade   1,112,346          -     (75,254)
                               2004                                             accounts payable
------------------------------------------------------------------------------------------------------------------------------------
                               4th.
Currency Forward   50,000,000  Quarter   US Dollar    35,000,000   29,690,000      Banks debt         72,029   (407,196)          -
                               2007
------------------------------------------------------------------------------------------------------------------------------------

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


30.  Contingencies and Commitments:

(a)  Litigation and other legal actions against the Company:

As of December 31, 2003, the Company and its subsidiaries are involved in various tax proceedings, both legal and labor-related, relating to its operations. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company's results of operations, financial position or cashflows, although no assurance can be given to such effect. Accordingly, no accruals have been made for any of the amounts detailed below.

The principal proceedings are related to the following issues:

1) Embotelladora Latinoamericana S.A. did not pay the Minimum Income Tax ("IMR") for the year ending December 31, 1996. They had based this decision on a decree of the Constitutional Court of Peru in October 1996 in favor of two other companies, which provided that the IMR did not apply to those companies because they suffered tax losses in the period.

     Embotelladora Latinoamericana S.A. has filed legal action to prevent any attempt by the tax authorities to demand the tax. Management and legal counsel believe that they will not have to pay any such tax.

2) The tax authorities in Peru have made observations regarding the fiscal credit used in the period from April 1997 to March 1998. The observations relate to the write-off of returnable glass and plastic bottles that was made, according to an appraisal, less than two years after the purchase date. Pursuant to tax law, the General Sales Tax which was used as a fiscal credit that was assessed on the purchase of these bottles must be returned if they have been sold or written off within two years of the purchase date.

     The amount claimed by the Peruvian tax authorities for the period under audit totals approximately ThCh$2,041,270. However, the authorities have not yet finished their audit, and there may be an additional liability associated with this matter for the years still subject to audit (1998 through 2000).

     In relation to the above situations, SOCAP has agreed to pay certain fines. The Court interpreted this as they would pay all of the fines owing. The Court has stipulated that they should have detailed the exact fines that they were going to pay and background as to why others were not applicable. Further details have been provided by SOCAP's lawyers and in the opinion of Company management and its legal council, there is sufficient evidence to support their position and no provision has been created.

(b)  Restrictions:

As at December 31, 2002 and 2003, the Company is in compliance with all of its covenants, associated with its debt and bonds which are detailed as follows:

Bonds placed in the US

The placement of Bonds amounting to US$158,000,000 by Coca-Cola Embonor S.A. on the US market is not subject to financial restrictions.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


30.   Contingencies and Commitments, continued:

Bonds placed in Chile

The placement of Bonds for UF 4,400,000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) Total debt included in the individual and consolidated quarterly financial statements must be no more than 1.20 times equity at all times; and

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record ("FECU"), the reporting format prescribed by the Chilean SVS. (1)

(1) On January 26, 2004, at a meeting of the Series B Bondholders, it was agreed to temporarily suspend the application of the covenant relating to the interest expense coverage ratio from December 31, 2003 up until and including June 30, 2005. Consequently, this ratio will reapply for the FECU to be prepared by the Company as of September 30, 2005.

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

Loans with Rabobank Curacao N.V. and Wachovia Bank, National Association

Coca-Cola Embonor S.A.'s loans from foreign financial institutions for the amount of US$50,000,000 are subject to the following covenants and restrictions:

i) Maintain in its quarterly consolidated financial statements an indebtedness ratio not greater than 1.20 times the amount of shareholders' equity plus minority interest;

ii) Maintain in its quarterly consolidated financial statements an interest expense coverage ratio not lower than 2.5 times and

iii) Maintain shareholders' equity not lower than U.F.11,000,000 as of December 31 of each year.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


31.   Assets and Liabilities Denominated in domestic and Foreign Currency:

Assets and liabilities denominated or measured in domestic and foreign currency as of each period-end are as follows:

a)    Assets:

                 Description                             Currency                               As of December 31,
                                                                                          -------------------------------
                                                                                               2002               2003
                                                                                               ThCh$             ThCh$
                                                                                          -------------      ------------
          Cash                                                                                9,920,971         4,269,584
                                                   Non-adjustable Chilean pesos               7,010,907         3,005,199
                                                   US Dollars                                 1,314,469           233,705
                                                   Bolivianos                                   700,824           120,642
                                                   New Sols                                     894,771           910,038

          Time deposits                                                                       6,526,213         2,355,946
                                                   US Dollars                                 4,523,273           516,606
                                                   New Sols                                   2,002,940         1,839,340

          Marketable securities                                                               9,935,365             7,609
                                                   Non-adjustable Chilean pesos                 545,716                 -
                                                   US Dollars                                 9,389,649             7,609

          Accounts receivable                                                                14,102,376        13,645,974
                                                   Non-adjustable Chilean pesos               7,862,129         8,014,472
                                                   US Dollars                                    64,665                 -
                                                   Bolivianos                                 1,572,465         1,573,317
                                                   New Sols                                   4,603,117         4,058,185

          Notes receivable                                                                    6,878,815         6,741,249
                                                   Non-adjustable Chilean pesos               6,295,544         6,107,509
                                                   US Dollars                                    11,138           123,435
                                                   Bolivianos                                   464,602           414,099
                                                   New Sols                                     107,531            96,206

          Miscellaneous receivables                                                           1,895,122         1,928,829
                                                   Non-adjustable Chilean pesos                 961,266         1,230,436
                                                   US Dollars                                   100,225           179,164
                                                   Bolivianos                                   295,337            95,065
                                                   New Sols                                     538,294           424,164

          Amount due from related companies                                                     925,498           104,010
                                                   Non-adjustable Chilean pesos                 200,400                 -
                                                   US Dollars                                   725,098           104,010

          Inventories                                                                        13,601,190         9,944,477
                                                   Non-adjustable Chilean pesos               5,514,233         4,000,395
                                                   US Dollars                                 5,281,977         3,877,719
                                                   Bolivianos                                 1,040,115           556,485
                                                   New Sols                                   1,764,865         1,509,878

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


31. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

a)    Assets, continued:

                 Description                             Currency                               As of December 31,
                                                                                          -------------------------------
                                                                                               2002               2003
                                                                                               ThCh$             ThCh$
                                                                                          -------------      ------------
          Recoverable taxes                                                                   1,029,132         1.007.411
                                                   Non-adjustable Chilean pesos               1,018,185           996,681
                                                   Bolivianos                                -                      4,510
                                                   New Sols                                      10,947             6,220

          Prepaid expenses                                                                    4,947,018         2,877,948
                                                   Non-adjustable Chilean pesos               2,035,624         1,396,175
                                                   US Dollars                                 2,585,478         1,103,632
                                                   Bolivianos                                   177,759           258,564
                                                   New Sols                                     148,157           119,577

          Deferred taxes                                                                        717,218         1,185,660
                                                   Non-adjustable Chilean pesos                 717,218         1,185,660

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


31. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

a)    Liabilities:

                                                                                    Up to 90 days
                                                             -----------------------------------------------------------
                                                                          2002                         2003
                                                             ----------------------------- -----------------------------
    Description                       Currency                   Amount          Annual        Amount          Annual
                                                                 ThCh$          interest       ThCh$          interest
                                                                                  rate                          rate
-------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                            64,010,889             -      101,241,429            -

                                                                                               5,968,227

Short-term bank
liabilities

                               Adjustable Chilean pesos                 -             -        5,124,396        1.60%
                               US Dollars                               -             -          843,831        4.45%
Current portion of long-                                                -             -       26,551,507            -
term bank liabilities
                               Adjustable Chilean pesos                 -             -       26,551,507            -
                               US Dollars                               -             -                -            -
                               New Sols                                 -             -                -            -
Current portion of bonds                                       23,488,347             -       22,628,075       6.850%
payable

                               Adjustable Chilean pesos        19,457,612        6.850%       19,874,381       9.875%
                               US Dollars                       4,030,735        9.875%        2,753,694            -
Trade accounts payable                                         17,820,611             -       12,879,085            -
                               Non-adjustable Chilean           8,656,706             -        6,213,400            -
                               pesos
                               US Dollars                       6,571,179             -        5,146,522            -
                               Bolivianos                         259,140             -          154,230            -
                               New Sols                         2,333,586             -        1,364,933            -
Notes payable                                                   1,852,664             -        1,739,425            -
                               US Dollars                       1,669,292             -        1,710,003            -
                               New Sols                           183,372             -           29,422            -

                                                                         More than 90 days and up to 1 year
                                                             -----------------------------------------------------------
                                                                         2002                          2003
                                                             ----------------------------- -----------------------------
    Description                       Currency                  Amount           Annual         Amount        Annual
                                                                ThCh$           interest         ThCh$       interest
                                                                                  rate                         rate
------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                           19,724,217               -       1,653,796           -



Short-term bank
liabilities

                               Adjustable Chilean pesos                -               -               -           -
                               US Dollars                              -               -               -           -
Current portion of long-                                      17,894,090               -         212,234           -
term bank liabilities
                               Adjustable Chilean pesos       17,661,454      TAB + 1.4%               -           -
                               US Dollars                        232,636           13.0%         212,234       11.0%
                               New Sols                                -               -               -           -
Current portion of bonds                                               -               -               -           -
payable

                               Adjustable Chilean pesos                -               -               -           -
                               US Dollars                              -               -               -           -
Trade accounts payable                                                 -               -               -           -
                               Non-adjustable Chilean                  -               -               -           -
                               pesos
                               US Dollars                              -               -               -           -
                               Bolivianos                              -               -               -           -
                               New Sols                                -               -               -           -
Notes payable                                                          -               -               -           -
                               US Dollars                              -               -               -           -
                               New Sols                                -               -               -           -

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


31. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)    Liabilities, continued:

                                                                                    Up to 90 days
                                                             -----------------------------------------------------------
                                                                          2002                         2003
                                                             ----------------------------- -----------------------------
    Description                       Currency                   Amount          Annual        Amount          Annual
                                                                 ThCh$          interest       ThCh$          interest
                                                                                  rate                          rate
-------------------------------------------------------------------------------------------------------------------------
Miscellaneous payables                                          1,934,211                      1,273,465
                               Non-adjustable Chilean pesos     1,210,531                      1,072,069
                               New Sols                           723,680                        201,396
Amounts payable to                                              8,218,100                      8,087,611
related companies
                               Adjustable Chilean pesos                 -                              -
                               Non-adjustable Chilean pesos     3,446,203                      4,460,067
                               US Dollars                       4,771,897                      3,627,544


Income taxes                                                            -                         18,763
                               Non-adjustable Chilean pesos             -                         18,763

                                                                         More than 90 days and up to 1 year
                                                             -----------------------------------------------------------
                                                                         2002                          2003
                                                             ----------------------------- -----------------------------
    Description                       Currency                  Amount           Annual         Amount        Annual
                                                                ThCh$           interest         ThCh$       interest
                                                                                  rate                         rate
------------------------------------------------------------------------------------------------------------------------
Miscellaneous payables                                                471                         18,960
                               Non-adjustable Chilean pesos           471                         18,960
                               New Sols                                 -                              -
Amounts payable to                                                187,156                         55,260
related companies
                               Adjustable Chilean pesos                 -                          8,621
                               Non-adjustable Chilean pesos       187,156                              -
                               US Dollars                               -                         46,639


Income taxes                                                            -                              -
                               Non-adjustable Chilean pesos             -                              -

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


31. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

b)    Liabilities, continued:

As of December 31, 2002:

                                                            Due in 1-3 years              Due in 3-5 years
                                                     ----------------------------- -----------------------------
    Description                     Currency            Amount          Annual          Amount          Annual
                                                        ThCh$          interest         ThCh$          interest
                                                                         rate                            rate
-----------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES                                 63,853,820                      146,007,127

Long-term bank liabilities                            26,871,898                       36,289,805
                               Adjustable Chilean     26,331,301       TAB + 1.4%               -
                               pesos
                               US Dollars                540,597         13.0%         36,289,805      Libor + 2.5%
Bonds payable                                         26,297,478                      106,993,595
                               Adjustable Chilean     26,297,478         6.85%                  -
                               pesos
                               US Dollars                      -                      106,993,595         9.875%
                               Non-adjustable                  -                                -
                               Chilean pesos
                               Bolivianos                      -                                -
Deferred taxes                                         7,759,890                                -
                               New Sols                7,759,890                                -

                                                            Due in 5-10 years            More than 10 years
                                                     ----------------------------- -----------------------------
    Description                     Currency             Amount          Annual           Amount           Annual
                                                         ThCh$          interest           ThCh$          interest
                                                                          rate                             rate
------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES                                    883,573                         2,828,656

Long-term bank liabilities                                     -                                 -
                               Adjustable Chilean              -                                 -
                               pesos
                               US Dollars                      -                                 -
Bonds payable                                                                                    -
                               Adjustable Chilean              -                                 -
                               pesos
                               US Dollars                      -                                 -
                               Non-adjustable             66,036                           379,673
                               Chilean pesos
                               Bolivianos                      -                                 -
Deferred taxes                                                 -                                 -
                               New Sols                        -                                 -

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


31. Assets and Liabilities Denominated in domestic and Foreign Currency, continued:

As of December 31, 2003:

                                                            Due in 1-3 years              Due in 3-5 years
                                                     ----------------------------- -----------------------------
    Description                     Currency            Amount          Annual          Amount          Annual
                                                        ThCh$          interest         ThCh$          interest
                                                                         rate                            rate
-----------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES                                  6,843,511                      119,300,680

Long-term bank liabilities                               303,797                       29,690,000

                               Adjustable Chilean

                               pesos                           -            -
                               US Dollars                303,797         11.7%         29,690,000      Libor + 2.5%
Bonds payable                                                  -                       87,354,676
                               Adjustable Chilean              -                                -
                               pesos
                               US Dollars                      -                       87,354,676         9.875%
                               Non-adjustable                  -
                               Chilean pesos
                               Bolivianos                      -
Deferred taxes                                         4,365,018                                -
                               Non-adjustable                  -                                -
                               Chilean pesos
                               New Sols                4,365,018                                -

                                                            Due in 5-10 years            More than 10 years
                                                     ----------------------------- -----------------------------
    Description                     Currency             Amount          Annual           Amount           Annual
                                                         ThCh$          interest           ThCh$          interest
                                                                          rate                             rate
------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES                                    700,148                       13,932,532

Long-term bank liabilities                                     -                                -

                               Adjustable Chilean

                               pesos                           -                                -
                               US Dollars                      -                                -
Bonds payable                                                                           7,191,000
                               Adjustable Chilean              -                        7,191,000          6.85%
                               pesos
                               US Dollars                      -                                -
                               Non-adjustable                                                   -
                               Chilean pesos
                               Bolivianos                      -                                -
Deferred taxes                                                 -                                -
                               Non-adjustable                  -                                -
                               Chilean pesos
                               New Sols                        -                                -

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


32.   Sanctions:

There are no sanctions which have been applied by the Chilean Superintendency of Securities and Insurance or other administrative authorities against the Company or its subsidiaries, directors or managers.

33.   Research and Development Expenses

The Company did not incur any research and development expenses during the years ended 2001, 2002 or 2003.

34.   Directors' Remuneration

For the years ended December 31, 2001, 2002 and 2003, the Company paid fees of ThCh$266,223, ThCh$267,501 and ThCh$273,903, respectively, to its Board of Directors.

35.   Subsequent Events:

On January 29, 2004, a purchase agreement was signed in Lima whereby the Company sold its entire direct and indirect equity interest in ELSA to JR Lindley for US$129,917,924 (approximately ThCh$ 77,176,699), which was paid on the same date.

The effects of this transaction were recognized in income for the year ended December 31, 2003.

On February 2, 2004, an offer was made for the voluntary redemption of the Series B bonds issued by Coca-Cola Embonor S.A. which was approved at the Bondholders Meeting held on January 26, 2004. On January 30, 2004, the offer was accepted and payment of the price and respective commission to those bondholders accepting the offer was made. Those accepting the offer aggregated to 72.67% of the series B bonds, amounting to ThCh$19,828,302.

On February 3, 2004, the loan with Wachovia Bank in the amount of US$7,500,000 (approximately ThCh$ 4,358,850) was prepaid.

On February 4, 2004 the entire syndicated loan between Coca-Cola Embonor S.A. and Citibank N.A., Chile Branch and other banks, was prepaid amounting to ThCh$26,949,275.

The Company has recognized in income, expenses amounting to ThCh$2,802,720 which had previously been deferred and which were associated with the original placement of the above financings.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


36.   The Environment (unaudited)

The Company and its Subsidiaries have developed the following environmental protection projects in the areas that are impacted by its bottling plants.

                                       2001                    2002                    2003
                               ---------------------   ---------------------   ---------------------
Description                    Budgeted      Spent     Budgeted      Spent     Budgeted      Spent
                                 ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$
                               ---------   ---------   ---------   ---------   ---------   ---------
Effluent treatment               251,069     192,927     338,759     256,751     185,963      72,789
Environmental Statements           7,106       4,417       7,571       7,571           -           -
Operative costs                  162,755       1,021     160,269       1,455         111     140,095
                               ---------   ---------   ---------   ---------   ---------   ---------
     Total                       420,930     198,365     506,599     265,777     186,074     212,884
                               =========   =========   =========   =========   =========   =========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP:

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

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the accumulated inflation rate for the last three years does not exceed 100%. The United States Securities and Exchange Commission ("SEC") does not require elimination of price-level restatement included in Form 20-F since it is considered as part of the comprehensive remeasurement of financial statements that is customary in Chile. Accordingly, the effects of price-level changes (see Note 25) have not been eliminated in the reconciliation to US GAAP included under paragraph I(s) below.

(b)   Revaluation of property, plant and equipment:

As described in Note 9, certain property, plant and equipment have been reported in the financial statements at amounts determined in accordance with "one-time" technical reappraisals performed in 1979 and in 1994. The difference between the previous book value and the revalued amount is included in shareholders' equity as a surplus and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment under these circumstances is not in accordance with US GAAP. Adjustments related to the revaluation of property, plant and equipment necessary to conform the consolidated financial statements to US GAAP are included in paragraph I(s) below and are as follows:

        (b-1) Elimination of asset revaluation: The effects of the reversal of the gross amount of property, plant and equipment that was revalued.

        (b-2) Elimination of related depreciation: The effects reducing depreciation expense and accumulated depreciation that is related to the revaluation of property, plant and equipment.

Income taxes:

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. At the time, Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

      Differences in Measuring Methods, continued:

(c)   Income taxes, continued:

Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary assets or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under US GAAP, companies must account for deferred taxes in accordance with Statement of Financial Accounting Standards 109 Accounting for Income taxes ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

- A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards.

- The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

- The measurement of deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

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

For the years ended December 31, 2001, 2002 and 2003 the principal difference between Chilean GAAP and US GAAP relates to the amortization of the contra asset and liability recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000. The effect of these differences on net loss and shareholders' equity of the Company is included in paragraph I(s) below and are as follows:

        (c-1) Deferred tax assets: The effects of the reversal of complementary asset account.

        (c-2) Deferred tax liabilities: The effects of the reversal of complementary liability account.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(d)   Restructuring provision:

Under Chilean GAAP, in 2000, the Company recorded a provision for future restructuring charges on the basis that they met the definition of a probable loss contingency.

Under US GAAP, prior to the implementation of SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" in order to recognize a liability for such restructuring all of the following criteria must have been met:

- Prior to the date of the financial statements, management must have the appropriate level of authority to commit the enterprise to the restructuring plan.

- The plan must specifically identify all significant actions to be taken to complete it.

- Actions required by the exit plan must begin as soon as possible after the commitment date, and the period of time to complete the exit plan indicates that significant changes to the exit plan are not likely.

- The costs involved must be incremental to other costs incurred by the enterprise in the conduct of its activities prior to the commitment date and will be incurred as a direct result of the exit plan.

- The costs must represent amounts to be incurred by the enterprise under a contractual obligation that existed prior to the commitment date and will either continue after the exit plan is completed with no economic benefit to the enterprise or be a penalty incurred by the enterprise to cancel the contractual obligation.

Under US GAAP, the plan did not specifically identify all actions that are to be completed, and formal contractual obligations did not exist at the date of the financial statements. During the year-ended December 31, 2001 the provision under Chilean GAAP was reversed as the planned restructuring did not take place. As no provision existed under US GAAP, its reversal was also eliminated.

The effect on results of operations and shareholders' equity due to the reversal of the restructuring provision established and later released under Chilean GAAP is included in paragraph I(s) below.

(e)   Minimum dividend:

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and paid-in shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.

As the Company has reported net losses in each of the years ended December 31, 2001, 2002 and 2003, no provisions have been necessary for such dividend payments. Consequently, there is no difference between Chilean GAAP and US GAAP relating to minimum dividends.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

Differences in Measuring Methods, continued:

(f)   Differences in purchase accounting methods:

Under Chilean GAAP, prior to the implementation of Technical Bulletin 72, which is mandatory for periods beginning after January 1, 2004, the Company generally recorded goodwill or negative goodwill for the differences between the cost of an equity investment of an acquired entity and the proportional amount of the underlying equity in the book value of the acquired entity's net assets. The goodwill or negative goodwill is then amortized over a period of up to a maximum of 20 years.

Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are recorded at fair values to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill and prior to the implementation of SFAS 142 Goodwill and other Intangible Assets ("SFAS 142") was amortized to expense over the period of benefit, to a maximum life of 40 years. If the fair value of net assets exceeds the purchase price, such excess reduces the fair value of the acquired long-term non-monetary assets (principally property, plant and equipment).

The effects of purchase accounting differences relating to the change in the basis of the acquired assets and assumed liabilities from their historical cost to a fair value basis relating to the acquisitions of the bottling operations of Inchcape plc in Chile, and Sociedad Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A. in Peru during 1999 have been accounted for in paragraph I(s) below and are as follows:

        (f-1) Elimination of purchase price adjustments at fair value: The effects of the reversal of the difference between historical cost and fair value as of the purchase date relating to the property, plant and equipment acquired.

        (f-2) Elimination of related depreciation: The effects reducing depreciation expense and accumulated depreciation that is related to the increased value of property, plant and equipment recorded at the purchase date.

(g)   Goodwill:

Under Chilean GAAP, prior to the implementation of Technical Bulletin 72, as discussed in paragraph f above, assets acquired and liabilities assumed in a purchase business combination are recorded at their carrying value, and the excess of the purchase price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Under US GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Prior to December 31, 2001 under US GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years. For US GAAP purposes, the Company adopted SFAS 142, as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under this standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, are not amortized, but must be tested for impairment on a segmental basis at least annually.

Under Chilean GAAP, goodwill is amortized over the estimated period of return of the investment made. Impairment tests are only performed if there is evidence of impairment. No impairment has been recognized for any of the periods presented under either Chilean GAAP or US GAAP.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(g)   Goodwill, continued:

On May 5, 2002, the Company purchased a further 1.58% participation in ELSA, via a purchase in the Peruvian stock market. Under Chilean GAAP, negative goodwill was created as the difference between the purchase price paid and the proportional book value of the participation acquired. Under US GAAP, there was no material difference between the book value and the fair value of the assets and liabilities acquired. Under US GAAP, when the Company consolidates ELSA, no negative goodwill is registered but the value of the assets and liabilities that enter into the consolidation at their fair value resulting from the purchase is reduced by a similar amount. As the principal assets of ELSA are property, plant and equipment, which have a similar useful life to the period over which negative goodwill is being amortized, there is no material impact in the income statement, relating to this acquisition and as such no difference has been recorded. The reclassification has subsequently been recorded as part of discontinued operations due to the sale of ELSA in January 2004 as described in paragraph (o) below.

As of December 23, 2003, SOCAP held accounts payable to Coca-Cola Embonor S.A. and Embotelladora Arica Overseas amounting to US$11,998,986 and US$12,076,197 respectively. Both such amounts were converted to equity, resulting in an overall increase in the participation of SOCAP by the Company. Under Chilean GAAP the goodwill was calculated using book values. Management have estimated that there is no material difference between such book values and fair values that would have been used under US GAAP.

The following effects are included in the net income and shareholders' equity reconciliation to US GAAP under paragraph I(s) below:

        (g-1) Goodwill: Adjustment to gross goodwill of the differences in the original calculation of goodwill relating to the purchase of operations in Chile and Bolivia and its subsequent recording due to differences in amortization as described below:

        (g-2) Accumulated amortization: The recording of the difference in amortization expense and accumulated amortization under Chilean GAAP and US GAAP, due to the following items:
                  - use of a 10 year amortization rate in the Bolivian
                    operations up until January 1, 1998
                  - the different basis used to calculate goodwill in both the
                    Chilean and Bolivian operations
                  - the reversal of goodwill amortization recorded under Chilean
                    GAAP subsequent to the implementation of SFAS 142.

(h)   Intangible assets:

The Company has intangible assets recorded relating to the trademark of San Luis and Kola Inglesa. Under Chilean GAAP, the intangible assets are being amortized over a period of 20 years. Until the end of 2001, under US GAAP, the intangibles were also being amortized over 20 years. As from January 1, 2002, the Company adopted SFAS 142, under which the trademarks are considered indefinite life intangibles and are no longer subject to amortization but rather an annual impairment test should be carried out in order to establish whether the economic value of the trademarks supports their book value.

Accordingly, the amortization relating to the trademarks has been reversed. In each year, the Company has carried an impairment test and has concluded that no charge for impairment should be recognized. Consequently and as described below, the Peruvian operations were sold on January 29, 2004. The book value of the intangibles has been used when assessing the amount of impairment recorded on the discontinued operations for the year ended December 31, 2003. Such effect is included in discontinued operations for US GAAP purposes in paragraph I(s) below.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(i)   Accounting for impairment of long-lived assets:

Under Chilean GAAP, companies are only required to perform an analysis of the recoverability of long-lived assets when there is evidence of an impairment.

Beginning January 1, 2002, for US GAAP purposes the Company adopted SFAS No. 144, "Accounting for the Impairment or disposal of long-lived Assets" Under which the Company evaluates the carrying amount of property, plant and equipment, in relation to the operating performance and future undiscounted cash flows of the underlying assets.

This standard requires that an impairment loss be recognized in the event that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Having performed such analysis, no impairment losses have been recorded for 2002 and 2003. Previously, the Company performed tests for impairment in accordance with SFAS 121 "Accounting for the Impairment of long-lived Assets and for long-lived Assets to be disposed of." The tests performed were similar in nature to those required under the new standard, except that SFAS 121 required that goodwill be allocated to such long-lived assets. Goodwill is now tested for impairment as described in paragraph I(g) above. Having performed such analyses in 2001, no impairment losses were recorded.

(j)   Marketable securities:

Under Chilean GAAP, mutual fund investments with a readily determinable market value are recorded at fair market value (see Note 4). Unrealized gains and losses on such investments are reflected in the statements of operations. Under US GAAP, these investments would be classified as available-for-sale securities, for which any unrealized gains and losses are included in other comprehensive income, net of applicable taxes, and recorded directly in shareholders' equity. For the years ended December 31, 2001 and 2003, this difference was not significant and no adjustment was included in the reconciliation to US GAAP. The amount of the unrealized loss on marketable securities for the year ended December 31, 2002 has been included in paragraph I(s) below.

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

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(k) Translation of Financial Statements of Investments Outside of Chile, continued:

Under BT 64, investments in foreign subsidiaries are price level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in shareholders' equity in the account "Cumulative Translation Adjustment." The amounts included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars for 2001, 2002 and 2003 was ThCh$ 3,686,418, ThCh$ 680,708 and ThCh$ 4,034,546, respectively.

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

(l)   Estimated Fair Value of Financial instruments and Derivative Financial
      Instruments:

From time to time, the Company enters into forward contracts between the U.S. dollar and the Chilean peso in order to hedge against changes in the price of certain raw materials, which are denominated in US dollars. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133 to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. The Company does not have the documentation and hedge effectiveness requirements to qualify for hedge accounting. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized in earnings for US GAAP purposes. Under Chilean GAAP gains and losses in adjusting the contracts to their fair value are deferred and recorded as either assets or liabilities with no immediate effect in income or in shareholders' equity. Realized gains and losses on such instruments are recognized in other income.

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. The Company did not have any such derivative contracts or host contracts requiring bifurcation as at December 31, 2001, 2002 or 2003.

The Company's long-term debt is designated as an economic hedge of its foreign investments under both Chilean and US GAAP.

The effects of recognizing fair value differences in income and the effects on the short-term and long-term asset or liability are recorded in paragraph I(s) below.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(m)   Change in calculation of depreciation:

Beginning January 1, 2001, under Chilean GAAP, the calculation of depreciation of machinery and transport was changed to use a depreciation rate per hour of actual usage. This method involves calculating a historical hourly depreciation rate for which historical statistical analysis has been performed. This rate is then multiplied by the number of hours of usage. Under Chilean GAAP, this change was treated as a change in estimate of depreciation. Under US GAAP, such a change in the calculation of depreciation would be considered as a change in accounting policy. Accordingly, the cumulative effect of the change would be calculated and presented as a separate line item. Due to the complexity of the calculation and the unavailability of information relating to the number of hours usage of machines in prior years, no cumulative effect could be calculated. Therefore no adjustment has been included in the reconciliation to US GAAP for the year ended December 31, 2001, 2002 and 2003.

(n)   Staff severance indemnities:

The Company has negotiated certain collective bargaining agreements with employees for staff severance indemnities. Under Chilean GAAP, where such indemnities are classified as "all events," meaning that the severance indemnity will be paid under any termination circumstance, the liability has been recorded at the present value of the accrued benefits which are calculated by applying a real discount rate to the benefit accrued over the estimated average remaining service period. The discount rate used in Chile for the each of the years presented was 7%, while the discount rate used in Bolivia for 2001 and 2002 was 11.5%, and for 2003 was 12.73%

Under US GAAP, termination indemnity employee benefits should be accounted for in accordance with SFAS No. 87 Employers' Accounting for Pensions ("SFAS 87") consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates. During the years ended December 31, 2001,2002 and 2003, actuarial valuations were performed and the Company has recorded the effect of accounting for the indemnities in accordance with SFAS 87. The effects on the short-term and long-term liability and the effects in income of accounting for staff severance indemnities under US GAAP have been presented in paragraph I(s) below. Further disclosures in order to comply with SFAS 87 are presented in "II Additional Disclosure Requirements" below.

(o)   Net effects of US GAAP adjustments in equity investees:

As of December 31, 2001, 2002 and 2003 the Company had a 33.00% interest in Envases Central. As part of the Company's reconciliation to US GAAP, the Company must recognize the effects of US GAAP differences in its equity investments. In the year ended December 31, 2001, there was no such US GAAP adjustments recorded in the Company's equity investments. As of December 31, 2002 and 2003, Envases Central recorded certain forward contracts at their fair value. The gains and losses in adjusting the contracts to their fair value are deferred and recorded as either assets or liabilities with no immediate effect in income or in shareholders' equity. Under US GAAP, such contracts did not meet the strict documentation requirements to be able to apply hedge accounting and the fair value difference has been recognized in income. The effects of recognizing the Company's share of such US GAAP difference and its tax effects is included in paragraph I(s) below.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(q)   Effect of change in tax rates over US GAAP adjustments:

During the year ended December 31, 2001, it was announced that future corporate income tax rates would be increased from 15% for fiscal year 2001 to 16% for fiscal year 2002, 16.5% for fiscal year 2003 and 17% for fiscal year 2004 and thereafter. The effect of the reversal of deferred income tax timing differences at such rates has been included as an adjustment in paragraph I (r) below:

(r)   Discontinued operations

As of December 31, 2003 the Company was in negotiations with a third party to sell its operations in Peru. As of that date, the group of assets to be dispose of was considered as held for sale, as the following conditions had been met in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long Lived Assets ("SFAS 144")

      Management had the authority to approve the disposal and was committed to the plan to carry out the disposal of its Peruvian operations

      The Peruvian operations were available for immediate sale in its present condition subject only to terms that are usual and customary for such sales

      A buyer had been identified and other actions required to complete the plan to sell the Peruvian operations had been initiated.

      The sale of the Peruvian operations has subsequently been completed.

      The sale of the Peruvian operations was at a price that is reasonable in relation to its fair value.

Accordingly, the Peruvian operations have been considered as "discontinued" and an assessment was made of the difference between the purchase price and the book value of the Peruvian operations. Under Chilean GAAP, as the purchase price was lower than the carrying value, a provision has been created, as of December 31, 2003, for the difference between the final purchase price and the book value at the date of the sale. Under US GAAP, the fact that the purchase price was lower than book value is evidence of an impairment of the Peruvian operations. In accordance with SFAS 142, a charge for impairment has been taken against goodwill in the amount of ThCh$ 15,889,347.

The cumulative translation adjustment relating to the Peruvian investment has been released to the income statement in accordance with the treatment of the cumulative translation adjustment in a goodwill impairment test under US GAAP.

The relevant disclosures relating to such operations for both current and prior periods have been included in paragraph II (e) below. Those adjustments between Chilean GAAP and US GAAP relating to the Peruvian operations and that had effect before the sale of the operations have also been included in "discontinued operations" in paragraph I(s) below.

Detail of the amounts included in the reconciliation in paragraph I (r) below is as follows:

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(r)   Discontinued operations, continued

Elimination of discontinued operations from Chilean GAAP numbers:

                                                                                                  Years ended December 31,
                                                                                        -------------------------------------------
                                                                                            2001          2002             2003
                                                                                            ThCh$         ThCh$            ThCh$
                                                                                        ------------   ------------    ------------
Reversal of adjustment releasing cumulative translation adjustment to
the income statement under Chilean GAAP                                                            -              -      15,094,633
Reversal of provision for loss on sale of Peruvian operations under Chilean GAAP                   -              -      13,528,834
  Reversal of net loss of Peruvian operations for the year                                 2,747,683      2,042,546       1,990,437
Reclassification of amortization of negative goodwill                                              -       (135,398)        (36,653)
                                                                                        ------------   ------------    ------------
Total                                                                                      2,747,683      1,907,148      30,577,251
                                                                                        ============   ============    ============

Discontinued operations in accordance with US GAAP:

                                                                                                  Years ended December 31,
                                                                                        -------------------------------------------
                                                                                            2001          2002             2003
                                                                                            ThCh$         ThCh$            ThCh$
                                                                                        ------------   ------------    ------------
Release of cumulative translation adjustment to the income statement
under US GAAP                                                                                      -              -     (15,351,253)
Impairment of long lived assets to be disposed of under US GAAP                                    -              -     (15,889,347)
Net loss of Peruvian operations under Chilean GAAP                                        (2,747,683)    (2,042,546)     (1,990,437)
US GAAP adjustments related to Peruvian operations:
     Purchase accounting fair value adjustment                                            (1,561,638)    (2,022,573)     (1,654,741)
     Derivatives                                                                                   -        381,589         381,589
     Amortization of intangibles                                                                   -      1,180,074       1,005,541
     Goodwill                                                                                815,222      4,699,921       3,367,991
     Marketable securities                                                                         -       (160,670)              -
     Minority interest                                                                       319,359       (363,803)       (647,923)
     Deferred income tax effect of the above US GAAP adjustments                             284,735        201,901         170,049
     Effect of change in tax rates over US GAAP adjustments                                   37,965              -               -
Reclassification of amortization of negative goodwill                                              -        135,398          36,653
                                                                                        ------------   ------------    ------------
Total                                                                                     (2,852,040)     1,246,113     (30,571,878)
                                                                                        ============   ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP:

The adjustments to reported net loss required to conform to US GAAP are as follows:

                                                                                                  Years ended December 31,
                                                                                        -------------------------------------------
                                                                                            2001          2002             2003
                                                                                            ThCh$         ThCh$            ThCh$
                                                                                        ------------   ------------    ------------
Net loss in accordance with Chilean GAAP                                                  (8,789,957)   (16,637,825)    (34,097,575)
Items having the effects of (increasing) decreasing reported net loss:
    Revaluation of property, plant and equipment (paragraph b)                                24,719         23,004          25,014
    Income taxes (paragraph c)
          (c-1)  Deferred tax assets                                                      (1,839,690)    (2,305,494)     (6,072,820)
          (c-1)  Deferred tax liabilities                                                 (3,119,588)    (1,882,826)      2,075,832
    Reversal of restructuring provision (paragraph d)                                     (2,438,977)             -               -
    Purchase accounting fair value adjustment (paragraph f)                                  568,084        304,318         568,084
    Goodwill (paragraph g)                                                                  (257,053)    14,113,979      13,907,244
    Derivatives (paragraph l)

           Short-term                                                                              -        536,508      (4,688,439)
           Long-term                                                                               -              -      (5,310,000)
    Staff severance indemnities (paragraph n)
           Short-term                                                                         87,587         47,874        (119,952)
           Long-term                                                                         347,352        191,496          73,343
    Equity investees (paragraph o)                                                                 -         65,005        (194,119)
    Deferred income tax effect of the above US GAAP adjustments (paragraph p)                215,393       (137,267)      1,546,214
    Effect of change in tax rates over US GAAP adjustments (paragraph q)                     (20,060)             -               -
    Elimination of discontinued operations (paragraph r)                                   2,747,683      1,907,148      30,577,251
                                                                                        ------------   ------------    ------------
Net loss in accordance with US GAAP before discontinued operations                       (12,474,507)    (3,774,080)     (1,709,923)
                                                                                        ------------   ------------    ------------

Discontinued operations:

   (Loss) income from discontinued operations, net of taxes and minority interest         (2,852,040)     1,246,113     (30,571,878)
                                                                                        ------------   ------------    ------------
Net loss in accordance with US GAAP                                                      (15,326,547)    (2,527,967)    (32,281,801)
                                                                                        ============   ============    ============

Other comprehensive loss

    Cumulative translation adjustment under Chilean GAAP                                   3,441,696      1,932,818       7,115,743
    Effect on cumulative translation adjustment related to
     US GAAP adjustments                                                                     180,630      1,405,796      (1,565,918)
    Available for sale securities, net of tax                                                      -        160,670               -
                                                                                        ------------   ------------    ------------
Comprehensive loss in accordance with US GAAP                                            (11,704,221)       971,317     (26,731,976)
                                                                                        ============   ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:

                                                                                                  Years ended December 31,
                                                                                        -------------------------------------------
                                                                                            2001          2002             2003
Basic and diluted EPS                                                                        Ch$           Ch$              Ch$
                                                                                        ------------   ------------    ------------
Series A shares
Chilean GAAP loss per share (1)                                                               (17.54)        (33.21)         (68.05)
US GAAP loss per share from continuing operations                                             (24.90)         (7.53)          (3.41)
US GAAP loss per share from discontinued operations                                            (5.69)          2.49          (61.02)
US GAAP loss per share (1)                                                                    (30.59)         (5.05)         (64.43)
Weighted average number of series A shares outstanding (in thousands)                        244,421        244,421         244,421

Series B shares
Chilean GAAP loss per share (1)                                                               (16.90)        (31.98)         (65.55)
US GAAP loss per share from continuing operations                                             (23.98)         (7.26)          (3.29)
US GAAP loss per share from discontinued operations                                            (5.48)          2.40          (58.77)
US GAAP loss per share (1)                                                                    (29.46)         (4.86)         (62.06)
Weighted average number of series B shares outstanding (in thousands)                        266,432        266,432         266,432

(1) The earnings per share figures for both US GAAP and Chilean GAAP purposes have been calculated by dividing net loss in accordance with US GAAP and Chilean GAAP by the weighted average number of shares of common stock outstanding during the year, for each series of shares and based on the dividend rights of the shareholders. Series B shareholders have the right to 5% greater dividends than Series A shares. The Company has not issued any convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:

The adjustments required to conform shareholders' equity to US GAAP are as follows:

                                                                                    As of December 31,
                                                                               ----------------------------
                                                                                  2002             2003
                                                                                  ThCh$            ThCh$
                                                                               ------------    ------------
Shareholders' equity in accordance with Chilean GAAP                            226,489,653     199,507,821
Revaluation of property, plant and equipment (paragraph b)
      (b-1)  Elimination of asset revaluation                                    (1,623,000)     (1,623,000)
      (b-2)  Elimination of related accumulated depreciation                        225,235         250,251
Income taxes (paragraph c)
       (c-1)  Deferred tax assets                                                30,233,129      24,160,310
       (c-1)  Deferred tax liabilities                                          (34,078,243)    (32,002,411)
Purchase accounting fair value adjustment (paragraph f)
       (f-1)  Elimination of purchase price adjustments at fair value            (7,697,368)     (7,697,368)
       (f-2)  Elimination of related depreciation                                 2,035,635       2,603,719
Goodwill (paragraph g)
       (g-1)  Goodwill                                                            4,641,796       4,641,796
       (g-2)  Accumulated amortization                                           15,448,801      28,272,942
Derivatives (paragraph l)
       Short-term                                                                   536,509      (4,151,931)
       Long-term                                                                          -      (5,310,000)
Staff severance indemnities (paragraph n)
       Short-term                                                                   135,461          15,508
       Long-term                                                                    538,848         612,191
Equity investees (paragraph o)                                                       65,005        (129,114)
Deferred income tax effect of the above US GAAP adjustments (paragraph p)           795,712       2,341,926
Discontinued operations (paragraph r)                                               477,443               -
                                                                               ------------    ------------
Shareholders' equity in accordance with US GAAP                                 238,224,616     211,492,640
                                                                               ============    ============

The changes in shareholders' equity in US GAAP for each period is as follows:

                                                                                    As of December 31,
                                                                               ----------------------------
                                                                                  2002             2003
                                                                                  ThCh$            ThCh$
                                                                               ------------    ------------
Shareholders' equity in accordance with US GAAP - Beginning of Year             237,253,299     238,224,616
Other comprehensive income, net of tax                                            3,499,284       5,549,825
Net loss for the year                                                            (2,527,967)    (32,281,801)
                                                                               ------------    ------------
Shareholders' equity in accordance with US GAAP - End of Year                   238,224,616     211,492,640
                                                                               ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:

Certain reclassifications would be made to the line items of the Chilean GAAP income statement to show the same presentation as would be required under a US GAAP format. These reclassifications are as follows:

                                                  Year ended December 31, 2001
                                         -----------------------------------------------
                                                                             US GAAP
                                         Chilean GAAP    Reclassification     Format
                                             ThCh$            ThCh$            ThCh$
                                         -------------    -------------    -------------
Operating income (expenses), net:
Gain from sale of assets .............                          133,185
Profit on sale of other products .....                          414,976
Gain on sale of broken glass .........                           34,797
Loss on sale of fixed assets .........                         (151,167)
Bottle and case write-off ............                         (386,101)
Directors' Fees ......................                         (266,223)
Bond risk classifier costs ...........                         (306,648)
Reorganization costs .................                         (876,811)
Travel expenses ......................                         (464,867)
Amortization of intangibles ..........                       (1,119,684)
Amortization of goodwill .............                      (17,902,672)
                                         -------------    -------------    -------------
              Total ..................      25,672,490      (20,891,215)       4,781,275
                                         -------------    -------------    -------------

Non-operating income (expenses):
Gain from sale of assets .............                         (133,185)
Profits on sale of  other products ...                         (414,976)
Gain on sale of broken glass .........                          (34,797)
Loss on sale of fixed assets .........                          151,167
Bottle and case write-off ............                          386,101
Directors' Fees ......................                          266,223
Bond risk classifier costs ...........                          306,648
Reorganization costs .................                          876,811
Travel expenses ......................                          464,867
Amortization of intangibles ..........                        1,119,684
Goodwill amortization ................                       17,902,672
                                         -------------    -------------    -------------
              Total ..................     (35,611,824)      20,891,215      (14,720,609)
                                         -------------    -------------    -------------

                                         -------------    -------------    -------------
Extraordinary items ..................       3,635,079       (3,635,079)               -
                                         -------------    -------------    -------------

Income taxes

Extraordinary items ..................                        3,635,079
                                         -------------    -------------    -------------
              Total ..................      (2,422,724)       3,635,079        1,212,355
                                         -------------    -------------    -------------

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:

                                                                   Year ended December 31, 2002
                                                             -----------------------------------------
                                                                                             US GAAP
                                                            Chilean GAAP  Reclassification    Format
                                                                ThCh$          ThCh$          ThCh$
                                                             -----------    -----------    -----------
Operating income (expenses), net:
Gain from sale of assets .................................                      218,569
Profit on sale of other products .........................                      681,357
Gain on sale of broken glass .............................                       64,417
Reversal of provision for bottle and case deposits .......                       19,348
Loss on sale of fixed assets .............................                     (145,051)
Bottle and case write-off ................................                     (327,986)
Directors' Fees ..........................................                     (267,501)
Recognition of fair value of swap ........................                   (1,113,861)
Travel expenses ..........................................                     (645,098)
Repurchase bonds expenses ................................                     (969,531)
Amortization of intangibles ..............................                   (1,180,574)
Amortization of goodwill .................................                  (18,230,642)
                                                             -----------    -----------    -----------
                 Total ...................................    19,965,211    (21,896,553)    (1,931,342)
                                                             -----------    -----------    -----------

Non-operating income (expenses):
Gain from sale of assets .................................                     (218,569)
Profit on sale of other products .........................                     (681,357)
Gain on sale of broken glass .............................                      (64,417)
Reversal of provision for bottle and case deposits .......                      (19,348)
Loss on sale of fixed assets .............................                      145,051
Bottle and case write-off ................................                      327,986
Directors' Fees ..........................................                      267,501
Recognition of fair value of swap ........................                    1,113,861
Travel expenses ..........................................                      645,098
Repurchase bonds expenses ................................                      969,531
Amortization of intangibles ..............................                    1,180,574
Amortization of goodwill .................................                   18,230,642
                                                             -----------    -----------    -----------
                 Total ...................................   (38,430,695)    21,896,553    (16,534,142)
                                                             -----------    -----------    -----------

                                                             -----------    -----------    -----------
Extraordinary Items ......................................       927,537       (927,537)             -
                                                             -----------    -----------    -----------

Income Taxes:

Extraordinary Items ......................................                      927,537
                                                             -----------    -----------    -----------
                 Total ...................................     1,123,178        927,537      2,050,715
                                                             -----------    -----------    -----------

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:


                                         Year ended December 31, 2002
                                 --------------------------------------------
                                                                   US GAAP
                                 Chilean GAAP  Reclassification    Format
                                     ThCh$           ThCh$          ThCh$
                                 ------------    ------------    ------------
Fixed assets, net:
Other long-term assets .......                       (869,879)
                                 ------------    ------------    ------------
                 Total .......    178,768,005        (869,879)    177,898,126
                                 ------------    ------------    ------------


Other assets:
Negative goodwill ............                        869,879
                                 ------------    ------------    ------------
                 Total .......    322,268,414         869,879     323,138,293
                                 ------------    ------------    ------------

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:

                                                                 Year ended December 31, 2003
                                                          -----------------------------------------
                                                                                           US GAAP
                                                          Chilean GAAP Reclassification    Format
                                                              ThCh$         ThCh$          ThCh$
                                                          -----------    -----------    -----------
Operating income (expenses), net:
Gain from sale of assets ..............................                      386,557
Profit on sale of other products ......................                      349,020
Reversal of provision for bottle and case deposits ....                    1,888,242
Gain on sale of broken glass ..........................                       94,581
Loss on sale of fixed assets ..........................                     (160,992)
Bottle and case write-off .............................                      (51,661)
Directors' Fees .......................................                     (273,903)
Recognition of fair value of swap .....................                   (1,631,654)
Loss on sale of investment ............................                  (13,528,834)
Adjustment for loss on sale of Peruvian operations ....                  (15,094,633)
Amortization of intangibles ...........................                   (1,005,541)
Travel expenses .......................................                     (486,374)
Amortization of goodwill ..............................                  (17,264,261)
                                                          -----------    -----------    -----------
              Total ...................................    16,325,072    (46,779,453)   (30,454,381)
                                                          -----------    -----------    -----------

Non-operating income (expenses), net:
Gain from sale of assets ..............................                     (386,557)
Profit on sale of other products ......................                     (349,020)
Reversal of provision for bottle and case deposits ....                   (1,888,242)
Gain on sale of broken glass ..........................                      (94,581)
Loss on sale of fixed assets ..........................                      160,992
Bottle and case write-off .............................                       51,661
Directors' Fees .......................................                      273,903
Recognition of fair value of swap .....................                    1,631,654
Loss on sale of investment ............................                   13,528,834
Adjustment for loss on sale of Peruvian operations ....                   15,094,633
Amortization of intangibles ...........................                    1,005,541
Travel expense ........................................                      486,374
Amortization of goodwill ..............................                   17,264,261
                                                          -----------    -----------    -----------
              Total ...................................   (53,497,193)    46,779,453     (6,717,740)
                                                          -----------    -----------    -----------

                                                          -----------    -----------    -----------
Extraordinary Items ...................................         1,489         (1,489)             -
                                                          -----------    -----------    -----------

Income Taxes:

Extraordinary Items ...................................                        1,489
                                                          -----------    -----------    -----------
              Total ...................................     1,675,120          1,489      1,676,609
                                                          -----------    -----------    -----------

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:


                                       Year ended December 31, 2003
                               --------------------------------------------
                                                                  US GAAP
                               Chilean GAAP Reclassification      Format
                                   ThCh$          ThCh$           ThCh$
                               ------------    ------------    ------------
Fixed assets, net:
Other long-term assets .....                       (675,026)
                               ------------    ------------    ------------
                 Total .....    151,937,706        (675,026)    151,262,680
                               ------------    ------------    ------------


Other assets:
Negative goodwill ..........                        675,026
                               ------------    ------------    ------------
                 Total .....    284,962,496         675,026     285,637,522
                               ------------    ------------    ------------

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

                                                       As of December 31,
                                                  ----------------------------
                                                      2002            2003
                                                  ------------    ------------
                                                      ThCh$           ThCh$

Current assets                                      71,276,110      30,764,994
Net assets held for sale                            98,610,338      93,066,046

Property, plant and equipment                      180,808,420     174,968,255
Accumulated depreciation                           (76,884,885)    (82,253,712)
                                                  ------------    ------------
Property, plant and equipment, net                 103,923,535      92,714,543
Goodwill                                           276,762,173     274,103,698
Accumulated amortization of goodwill               (28,084,542)    (27,138,108)
                                                  ------------    ------------
Goodwill, net                                      248,677,631     246,965,590
Investments in related companies                       915,793         805,591
Other long-term assets                               5,988,350       2,488,269
                                                  ------------    ------------
Total assets                                       529,391,757     466,805,006
                                                  ============    ============


Current liabilities                                 93,053,828     119,408,995

Long-term liabilities                              193,945,474     129,542,837
Minority interest                                    4,167,839       6,360,534
Shareholders' equity                               238,224,616     211,492,640
                                                  ------------    ------------
Total liabilities and shareholders' equity         529,391,757     466,805,006
                                                  ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

I.    Differences in Measuring Methods, continued:

(s)   Effects of conforming to US GAAP, continued:

The condensed consolidated statements of income for the years ended December 31 under US GAAP and classified in accordance with US GAAP are presented as follows:

                                                                                          Years ended December 31,
                                                                                 --------------------------------------------
                                                                                     2001            2002            2003
                                                                                 ------------    ------------    ------------
                                                                                     ThCh$           ThCh$           ThCh$
Net sales                                                                         156,599,214     149,682,109     148,408,610
Costs of sales                                                                    (94,346,251)    (92,624,357)    (88,946,122)
                                                                                 ------------    ------------    ------------
Gross profit                                                                       62,252,963      57,057,752      59,462,488
Administrative and selling expenses                                               (41,302,603)    (40,395,887)    (42,492,056)
Other operating income (loss)                                                     (22,328,706)     (9,195,726)    (41,962,417)
                                                                                 ------------    ------------    ------------
Net operating income                                                               (1,378,346)      7,466,139     (24,991,985)

Participation in net losses of related companies                                     (337,006)       (252,796)       (139,761)
Other non operating income, net                                                    (8,675,640)     (9,273,237)     22,200,696
                                                                                 ------------    ------------    ------------
Loss before income taxes and minority interest from continuing operations         (10,390,922)     (2,059,894)     (2,931,050)

Income taxes                                                                       (2,634,431)     (2,173,894)        917,079
Minority interest                                                                     550,916         459,708         304,048
                                                                                 ------------    ------------    ------------
Loss from continuing operations                                                   (12,474,507)     (3,774,080)     (1,709,923)

Loss from discontinued operations, net of tax (expenses) benefits of ThCh$(594,459), ThCh$100,923, and ThCh$ (1,521,195) as of
December 31, 2001, 2002 and 2003                                                   (2,852,040)      1,246,113     (30,571,878)
                                                                                 ------------    ------------    ------------
Net loss in accordance with US GAAP                                               (15,326,547)     (2,527,967)    (32,281,801)
                                                                                 ============    ============    ============

Other comprehensive loss:
Cumulative translation adjustment                                                   3,622,326       3,338,614       5,549,825
Loss on marketable securities, net of tax                                                   -         160,670               -
                                                                                 ------------    ------------    ------------
Comprehensive loss in accordance with US GAAP                                     (11,704,221)        971,317     (26,731,976)
                                                                                 ============    ============    ============

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements:

      Income taxes:

As explained above, the accounting treatment of income taxes under Chilean GAAP and US GAAP differs with respect to accounting for deferred income taxes.

The provisions for income taxes charged to the results of operations were as follows:

                                                                         For the years ended
                                                              -----------------------------------------
                                                                 2001           2002           2003
                                                                 ThCh$          ThCh$          ThCh$
                                                              -----------    -----------    -----------
Current tax per tax return                                     (1,276,985)    (1,180,627)    (1,091,873)
Deferred tax expense (benefit) as previously
 calculated under Chilean GAAP                                    472,438        216,136         13,542
Prior year tax expense adjustment                              (6,577,455)    (2,100,651)    (1,243,537)
Amortization of Complementary Accounts                          4,959,278      4,188,320      3,996,988
                                                              -----------    -----------    -----------
Charge for the year under Chilean GAAP                         (2,422,724)     1,123,178      1,675,120
Reclassification of extraordinary items to income taxes         3,635,079        927,537          1,489
US GAAP adjustments:
Deferred tax effect of applying SFAS No. 109                   (4,959,278)    (4,188,320)    (3,996,988)
Deferred tax effect of adjustments to US GAAP                     500,128         64,634      1,716,263
Effect of change in tax rates over US GAAP adjustments             17,905              -              -
                                                              -----------    -----------    -----------
Charge for the year under US GAAP                              (3,228,890)    (2,072,971)      (604,116)
                                                              ===========    ===========    ===========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

Income taxes, continued:

Deferred tax assets (liabilities) of the Company as of the balance sheet dates are summarized as follows:

                                                             2002              2003
                                                         -----------       -----------
                                                         Total deferred    Total deferred
                                                         taxes under       taxes under
                                                         SFAS No. 109      SFAS No. 109
                                                         -----------       -----------
                                                            ThCh$             ThCh$
Current deferred tax assets:
Allowance for doubtful accounts                              197,488           221,224
Provision for vacations                                      176,413           199,686
Provision for obsolescence                                     7,176               668
Inventories                                                  892,237           745,287
Other                                                        247,450           204,000
                                                         -----------       -----------
Total current deferred tax assets                          1,520,764         1,370,865

Long-term deferred tax assets:
Allowance for doubtful accounts                              365,561           290,350
Provision for obsolescence                                   130,810           166,602
Tax loss carry forwards (1)                                6,441,679         7,818,606
                                                         -----------       -----------
Subtotal long-term deferred tax assets                     6,938,050         8,275,558

Current deferred tax liabilities
Other                                                        (68,389)          (93,897)
                                                         -----------       -----------
Subtotal current deferred tax liabilities                    (68,389)          (93,897)

Long-term deferred tax liabilities:
PP&E Reappraisal                                          (3,526,730)       (2,524,270)
Amortization of intangibles                               (5,631,470)       (4,838,534)
Fixed assets depreciation                                 (9,544,745)      (11,158,370)
Staff severance indemnities                                 (752,987)         (834,251)
Leasing                                                     (638,253)         (494,071)
Other                                                        (33,347)        1,617,437
                                                         -----------       -----------
Subtotal long-term deferred tax liabilities              (20,127,532)      (18,232,059)
                                                         -----------       -----------
Net deferred tax assets (liabilities) resulting          (11,737,107)       (8,679,533)
from application of SFAS No. 109

(1) Benefits related to the Company's tax loss carry forwards total ThCh$6,441,679 and ThCh$7,818,606 as of December 31, 2002 and 2003,
respectively. According to current Chilean tax legislation, tax losses may be carried forward indefinitely. As of December 2002, benefits related to accumulated tax losses related to the Company's Chilean operations were ThCh$3,231,576 and benefits related to tax loss carry forwards, allowed by the Peruvian tax authorities totaled ThCh$3,210,103. As of December 31, 2003 benefits related to accumulated tax losses were ThCh$7,818,606 and were all related to the Company's Chilean operations.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

Income taxes, continued:

The provision (benefit) for income taxes from continuing operations differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income (loss) calculated according to US GAAP as a result of the following:

                                                                                  Years ended December 31,
                                                                        --------------------------------------------
                                                                            2001            2002            2003
                                                                            ThCh$           ThCh$           ThCh$
                                                                        ------------    ------------    ------------
Tax provision (benefit) at statutory Chilean tax rates                     1,558,638         329,583         483,623
Increase (decrease) in rates resulting from:
   Tax effect resulting from foreign operations                           (1,687,703)     (1,382,225)     (1,156,689)
   Tax exempt  income from Chilean operations                                (69,047)        (56,551)       (171,552)
   Loss in tax exempt Chilean operations                                     894,306       1,427,412       1,549,471
Permanent tax difference
   Overseas losses                                                         1,896,640       1,920,123       1,240,399
   Non-deductible expenses                                                     8,099           7,502          11,470
   Price-level restatement not accepted for tax
    Purposes                                                                 316,784         237,551         623,536
     -Depreciation of technical reappraisal of property, plant                 1,091           3,853           3,947
      and equipment not accepted for tax purposes
     -Investments in other companies                                          41,968          20,237         (12,790)
     -Tax exempt income from Bolivian operations                            (588,728)       (775,283)       (988,581)
     -Provisions and other                                                (6,133,846)     (3,888,447)       (756,142)
Permanent differences arising from Williamson Balfour merger               1,635,628         507,517         270,688
Overseas Price-level restatement                                            (508,261)       (525,166)       (180,301)
                                                                        ------------    ------------    ------------
     US GAAP  tax provision                                               (2,634,431)     (2,173,894)        917,079
                                                                        ============    ============    ============

The Chilean statutory first category (corporate) income tax rate was 15.0% for 2001, 16.0% for 2002, and 16.5% for 2003. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate legal entity basis.

The Bolivian statutory corporate income tax rate was 25%, and the sales transactions were subject to a 3% tax for the years 2001, 2002 and 2003. In accordance with Bolivian law, the Company's Bolivian subsidiaries compute and pay taxes on a separate legal entity basis.

In Peru the income tax rate was 30% in 2001, and 27% in 2002 and 2003. Employees' participation was 10% of taxable income for 2001, 2002 and 2003.

Tax exempt income from Chilean operations per share, for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                 2001             2002              2003
                                ThCh$             ThCh$             ThCh$
                            -------------     -------------     -------------

     Series A Shares            (0.14)            (0.11)            (0.34)
     Series B Shares            (0.13)            (0.11)            (0.33)

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

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

Cash and cash equivalents for the years ended December 31, 2001, 2002 and 2003 are as follows:

                                                                Year ended December 31,
                                                          ------------------------------------
                                                             2001         2002         2003
                                                             ThCh$        ThCh$        ThCh$
                                                          ----------   ----------   ----------
Cash deposits that are cash equivalents                    6,920,275    9,920,971    4,269,584
Time deposits that are cash equivalents                   17,572,844    6,526,213    2,355,946
Marketable securities that are cash equivalents            4,227,707    9,935,365        7,609
                                                          ----------   ----------   ----------
     Total cash and cash equivalents                      28,720,826   26,382,549    6,633,139
                                                          ==========   ==========   ==========

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

No customer accounted for over 10% of the Company's total consolidated revenues in 2001, 2002 nor 2003. Long-lived assets are comprised principally of property, plant and equipment, goodwill, negative goodwill and investments in related companies. The following segment information has been disclosed in accordance with US reporting requirements; however, the information presented has been determined in accordance with Chilean GAAP as management assesses its segments for operating purposes in accordance with Chilean GAAP.

December 31, 2001
-----------------
                                                                                                                Consolidated
                                            Chile            Bolivia           Peru (1)       Eliminations          Total
                                            ThCh$             ThCh$             ThCh$             ThCh$             ThCh$
                                       --------------    --------------    --------------    --------------    --------------
Revenues                                  119,620,394        36,978,820        83,915,420                 -       240,514,634
Net Income before income taxes               (753,550)        2,825,205        (1,216,631)      (10,794,358)       (9,939,334)
Net Income                                  2,639,885         1,561,281        (2,747,683)      (10,243,440)       (8,789,957)
Interest revenue                              453,025            91,180           776,041                 -         1,320,246
Interest expense                          (18,491,242)          (26,825)         (181,089)                -       (18,699,156)
Depreciation                                7,818,801         3,535,177         8,038,139         1,144,329        20,536,446
Goodwill amortization                     (12,998,498)       (1,066,873)       (3,837,301)                -       (17,902,672)
Income tax expense                           (241,644)       (1,263,921)         (917,159)                -        (2,422,724)
Long-lived assets                         891,209,847        48,422,489        66,346,679      (826,686,434)      179,292,581
Total assets                            1,183,421,466        73,647,246       180,194,743      (843,701,368)      593,562,087

(1) As of December 31, 2003, the Peruvian operations are considered as discontinued.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(c)   Segment information, continued:

December 31, 2002
-----------------
                                                                                                                Consolidated
                                            Chile            Bolivia           Peru (1)       Eliminations          Total
                                            ThCh$             ThCh$             ThCh$             ThCh$             ThCh$
                                       --------------    --------------    --------------    --------------    --------------
Revenues                                  114,858,754        34,823,355        91,412,846                 -       241,094,955
Net Income before income taxes            (14,842,269)        1,480,409        (1,232,672)       (3,870,952)      (18,465,484)
Net Income                                (11,055,704)          335,047        (2,042,546)       (3,874,622)      (16,637,825)
Interest revenue                            4,006,860            44,198         1,317,450                 -         5,368,508
Interest expense                          (18,241,477)          (54,804)         (251,174)                -       (18,547,455)
Depreciation                               (7,990,074)       (4,127,162)       (9,554,854)                -       (21,672,090)
Goodwill amortization                     (13,045,249)       (1,136,756)       (4,116,663)           68,026       (18,230,642)
Income tax expense                          2,369,516        (1,145,360)         (100,978)                -         1,123,178
Long-lived assets                         670,479,932        48,505,920        67,437,425      (606,149,936)      180,273,341
Total assets                              944,922,442        74,652,943       190,364,919      (632,911,803)      577,028,501

(1) As of December 31, 2003, the Peruvian operations are considered as discontinued.

December 31, 2003
-----------------
                                                                                                                Consolidated
                                            Chile            Bolivia           Peru (1)       Eliminations          Total
                                            ThCh$             ThCh$             ThCh$             ThCh$             ThCh$
                                       --------------    --------------    --------------    --------------    --------------
Revenues                                  118,393,274        30,015,336        72,672,723                 -       221,081,333
Net Income before income taxes            (51,371,775)          946,125        (1,356,429)       14,609,958       (37,172,121)
Net Income                                (46,581,856)          (54,454)       (1,990,437)       14,529,172       (34,097,575)
Interest revenue                            5,775,471            25,405         1,158,546                 -         6,959,422
Interest expense                          (18,259,134)         (117,052)        1,066,071                 -       (17,310,115)
Depreciation                                7,521,241         2,996,975         7,287,567         1,197,715        19,003,498
Goodwill amortization                     (13,249,323)         (930,021)       (3,367,991)          283,074       (17,264,261)
Income tax expense                          4,366,942        (1,000,578)       (1,691,244)                -         1,675,120
Long-lived assets                         443,958,604        36,497,431        52,615,574      (379,523,052)      153,548,557
Total assets                              813,314,093        59,637,013       150,657,943      (538,383,992)      485,225,057

(1) As of December 31, 2003, the Peruvian operations are considered as discontinued.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(c)   Segment information, continued:

The following segment information has been disclosed in accordance with US reporting requirements; however, the information presented has been determined in accordance with Chilean GAAP.

The changes in the carrying amount of goodwill on a segment basis, for the years ended December 31, 2002 and 2003 are as follows:

                                            Chile        Bolivia        Peru          Total
                                            ThCh$         ThCh$         ThCh$         ThCh$
                                         -----------   -----------   -----------   -----------
Balance as of January 1, 2002            222,532,706    16,951,980    54,575,393   294,060,079
Price-level restatement                    6,675,981       508,559     1,637,261     8,821,801
Goodwill acquired during the year                  -             -             -             -
Impairment losses                                  -             -             -             -
                                         -----------   -----------   -----------   -----------
Balance as of December 31, 2002          229,208,687    17,460,539    56,212,654   302,881,880
                                         ===========   ===========   ===========   ===========

Balance as of January 1, 2003            229,208,687    17,460,539    56,212,654   302,881,880
Price-level restatement                    2,292,087       174,605       562,126     3,028,818
Goodwill acquired during the year          2,266,164             -             -     2,266,164
Impairment losses                                  -             -             -             -
                                         -----------   -----------   -----------   -----------
Balance as of December 31, 2003          233,766,938    17,635,144    56,774,780   308,176,862
                                         ===========   ===========   ===========   ===========

Goodwill and Other Intangible Assets

The following details what the Company's net income under US GAAP would have been for the year ended December 31, 2001, excluding amortization expense:


                                                         Unaudited
                                                           2001
                                                           ThCh$
     Reported net income                                (15,326,547)
     Add back: Goodwill amortization                     15,971,941
     Add back: Indefinite intangibles amortization        1,119,684
                                                        -----------
     Adjusted net income                                  1,765,078
                                                        ===========


                                                          Serie A     Serie B

     Basic earnings per share:                             (30.59)      (29.46)
     Add back: Goodwill amortization                        31.88        30.70
     Add back: Indefinite intangibles amortization           2.23         2.15
                                                        ---------    ---------
     Adjusted net income                                     3.52         3.39
                                                        =========    =========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(e)   Discontinued operations

SFAS 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. In accordance with this statement certain operations have been classified as discontinued operations as of December 31, 2003 the results of which are not included in continuing operations, as described as follows:

As of December 31, 2003 the Company was in negotiations with a third party to sell its operations in Peru, the sale of which was concluded in January 29, 2004. Consequently, the group of assets to be disposed of was considered as held for sale and accounted for as discontinued operations in accordance with SFAS
144. Accordingly, amounts in the reconciliation of net income and shareholders' equity to US GAAP and the additional disclosure notes required under US GAAP for all periods shown relating to the Peruvian operations, reflect discontinued accounting.

The major classes of discontinued consolidated assets, consolidated liabilities and minority interest included in the US GAAP Coca-Cola Embonor S.A. consolidated Balance Sheet, are as follows:

                                                                                As of December 31,
                                                                             -------------------------
                                                                                2002          2003
                                                                             -----------   -----------
                                                                                ThCh$         ThCh$
Assets:
Cash                                                                             965,003       970,483
Marketable securities                                                         17,071,838     6,473,333
Accounts receivable, net                                                       5,403,281     4,848,569
Amounts due from related companies                                               727,669     9,395,632
Other current assets                                                          11,569,913     8,724,491
Property, plant and equipment, net                                            74,862,972    59,214,050
Goodwill                                                                      57,046,800    44,891,383
Intangibles                                                                   18,913,815    15,690,170
Other assets                                                                   3,265,209     3,468,059
                                                                             -----------   -----------
Total assets of discontinued operations                                      189,826,500   153,676,170
                                                                             ===========   ===========

Liabilities:
Current liabilities                                                           23,984,588    11,285,444
Long term liabilities                                                         10,551,564     1,479,898
Income taxes payable (including deferred income taxes)                        10,182,326    10,468,881
Minority interest                                                             47,403,738    37,375,901
                                                                             -----------   -----------
Total liabilities and minority interest of discontinued operations            92,122,216    60,610,124
                                                                             ===========   ===========

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(e)   Discontinued operations

The major classes of consolidated revenues and expenses included in the Chilean GAAP consolidated income statement are as follows:

                                                                 Year Ended December 31,
                                                       --------------------------------------------
                                                           2001            2002            2003
                                                       ------------    ------------    ------------
                                                           ThCh$           ThCh$           ThCh$
Sales                                                    83,915,420      91,412,846      72,672,723
Costs of sales                                          (47,929,670)    (48,054,561)    (44,168,269)
                                                       ------------    ------------    ------------
Gross profit                                             35,985,750      43,358,285      28,504,454
Administrative and selling expenses                     (30,828,680)    (39,815,569)    (29,196,423)
                                                       ------------    ------------    ------------
Operating income                                          5,157,070       3,542,716        (691,969)
                                                       ============    ============    ============

Non operating loss                                       (6,373,699)     (4,775,387)       (664,460)
                                                       ------------    ------------    ------------

Loss before income taxes and minority interest           (1,216,629)     (1,232,671)     (1,356,429)
                                                       ============    ============    ============

Income taxes                                               (917,159)       (100,978)     (1,691,244)
Minority interest                                          (613,895)       (708,897)      1,057,236
                                                       ------------    ------------    ------------

Net loss for the year                                    (2,747,683)     (2,042,546)     (1,990,437)
                                                       ============    ============    ============

(f)   Advertising Costs

The following advertising costs have been incurred by the Company for each of the years ended December 31,

                                   2001            2002            2003
                                   ThCh$           ThCh$           ThCh$
                                -----------     -----------     -----------

Advertising Costs                11,177,670      17,287,160      13,406,000

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(g) Estimated Fair Value of Financial Instruments and Derivative Financial Instruments

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

- For current liabilities that are contracted at variable interest rates, the book value is considered to be equivalent to their fair value;

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

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

Estimated book value in accordance with US GAAP and the corresponding Fair Value of Financial Instruments and Derivative Financial Instruments, continued:

The estimated fair values of the Company's financial instruments are as follows:

                                                                              December 31,
                                                          -----------------------------------------------------
                                                                     2002                       2003

                                                                        Estimated                   Estimated
                                                          Book Value    Fair Value    Book Value    Fair Value
                                                                     ThCh$                      ThCh$
                                                          -------------------------   -------------------------
ASSETS
Cash                                                        9,920,971     9,920,971     4,269,584     4,269,584
Marketable securities                                       9,935,365     9,935,365         7,609         7,609
Time deposits                                               6,526,213     6,526,213     2,355,946     2,355,946
Trade accounts receivable                                  14,102,376    14,102,376    13,645,974    13,645,974
Notes receivable                                            6,878,815     6,878,815     6,741,249     6,741,249
Miscellaneous receivables                                   1,895,122     1,895,122     1,928,829     1,928,829
Short-term derivatives                                        154,919       154,919       154,919       154,919

LIABILITIES
Short-term bank liabilities                                         -             -     5,968,227     5,968,227
Short-term portion of long-term bank liabilities           17,894,090    17,894,090    26,763,741    26,763,741
Current trade accounts payable                             17,820,611    17,820,611    12,879,085    12,879,085
Current portion of bonds payable                           23,488,347    22,922,680    22,628,075    20,628,075
Short-term derivatives                                              -             -     4,306,850     4,306,850
Miscellaneous payables                                      1,934,682     1,934,682     1,292,425     1,292,425
Long-term bank liabilities                                 63,161,703    63,161,703    29,993,797    29,993,797
Long-term bonds payable                                   133,291,073   138,721,671    94,545,676    94,134,203
Long-term derivatives                                               -             -     5,310,000     5,310,000

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(h)   Staff severance indemnities:

The following data are presented under US GAAP for Company's termination indemnity benefit plans during each of the three years ended December 31, 2003.

                                            As of December 31,
                                       ----------------------------
                                           2002            2003
Changes in Benefit (obligations)           ThCh$           ThCh$
                                       ------------    ------------
Obligation as of January 1 .........      1,820,525       2,777,603
Price level restatement (1) ........        (55,338)        (27,776)
Service cost .......................        234,281         324,872
Interest cost ......................        113,396         203,805
Actuarial gain (loss) ..............      1,347,213         111,820
Benefits paid ......................       (682,474)       (488,840)
                                       ------------    ------------
Obligation as of December 31, ......      2,777,603       2,901,484
                                       ============    ============

Reflects the effect of inflation on the provision for staff severance indemnities at the beginning of each period, adjusted to constant pesos of December 31, 2003.

                                                                   Years ended December 31,
                                                           ---------------------------------------
                                                              2001          2002          2003
                                                           -----------   -----------   -----------
Components of net periodic benefit expenses                   ThCh$         ThCh$         ThCh$
Service cost ...........................................       186,214       234,281       324,872
Interest cost ..........................................       137,320       111,396       203,805
Actuarial gain (loss) ..................................       906,101       664,738       111,820
                                                           -----------   -----------   -----------
Total ..................................................     1,229,635     1,010,415       640,497
                                                           ===========   ===========   ===========

Chilean Assumptions used as of December 31,
Real discount rate .....................................            7%            5%            7%
Salary progression......................................       Chilean       Chilean       Chilean
Mortality (1)...........................................          RV85          RV85         RV 85
Turnover ...............................................          2.5%          2.5%          2.5%
Bolivian Assumptions used as of December 31,
Real discount rate .....................................        11.50%        11.50%        11.5%%
Real Rate of salary progression.........................         4.00%         4.00%         4.00%
Mortality (1)...........................................          RV85      RVBolivia        RV 85
Turnover ...............................................            0%            0%            0%

(1) The mortality tables used in the determination of the benefit obligation are the same as those used by Chilean Insurance Companies to calculate insurance life reserves, in accordance with Circular No. 491 issued March 29, 1985 by the Superintendency of Insurance and Securities. Such tables have also been used for calculations relating to the provision in Bolivia. No material effect is expected if Bolivian tables were to be used.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(i)   Capital leases:

The gross amounts of assets recorded under capital leases by major classes according to nature or function and the total amounts of accumulated amortization for the years ended December 31, 2002 and 2003 are as follows:

                                         Gross       Accumulated         Gross       Accumulated
                                         amount      depreciation        amount      depreciation
Capital leases                           ThCh$           ThCh$           ThCh$           ThCh$
----------------------               ------------    ------------    ------------    ------------
                                         2002            2002            2003            2003
Glass-blowing plants                    1,827,644        (100,321)      1,827,645        (190,492)
                                     ------------    ------------    ------------    ------------
                                        1,827,644        (100,321)      1,827,645        (190,492)
                                     ============    ============    ============    ============

Obligations related to assets recorded under capital leases for the years ended December 31, 2002 and 2003 are as follows:

                                      Obligation        Interest      Obligation       Interest
Institution                              ThCh$           ThCh$           ThCh$           ThCh$
----------------------               ------------    ------------    ------------    ------------
                                         2002            2002            2003            2003
Crowpla Reicolite S.A                   1,666,961        (427,627)      1,078,385        (376,657)
                                     ------------    ------------    ------------    ------------
                                        1,666,961        (427,627)      1,078,385        (376,657)
                                     ============    ============    ============    ============

Future minimum lease payments as of December 31, 2003, and for each of the five succeeding fiscal years are as follows:

                                                           As of December 31,
                                     --------------------------------------------------------------
Institution                             ThCh$        ThCh$        ThCh$        ThCh$        ThCh$
-----------------------              ----------   ----------   ----------   ----------   ----------
                                        2003         2004         2005         2006         2007
Crowpla Reicolite S.A                   599,510      599,510      599,510      599,510      599,510
                                     ----------   ----------   ----------   ----------   ----------
                                        599,510      599,510      599,510      599,510      599,510
                                     ==========   ==========   ==========   ==========   ==========

(j)   Concentrations of credit risk:

Assets

Those assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits with any single bank. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not have any significant concentrations of credit risk as of t December 31, 2002 and 2003.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(j)   Concentrations of credit risk, continued:

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

The Company is dependent on The Coca-Cola Company to renew such bottling agreements. The bottler agreements for the five operating regions of Embonor Bottling expire on various dates between December 31, 2005 and December 31, 2008. The bottler agreement for the operating region of Coca-Cola Embonor Bottling expires on June 30, 2008; the bottler agreement for the operating region of Iquique expires on June 30, 2008; and the bottler agreement for the Bolivian operating region expires on August 31, 2005. The bottling agreements are subject to termination by The Coca-Cola Company in the event of default by the Company or upon expiration in accordance with their respective terms. No assurance can be given that the bottling agreements will be renewed upon their expiration. Termination or non-renewal of the bottling agreements would have a significant adverse effect on the Company's business.

The soft drink and non-alcoholic beverage businesses are highly competitive in each of the Company's franchise territories. In each of its franchise territories the Company competes with bottlers of PepsiCo, Inc. as well as bottlers of regional brands. The Company's soft drink products also compete generally with other non-alcoholic beverages.

(3)   Collective bargaining agreements

All of the Company's labor is subject to collective bargaining agreements. Approximately 69.0% of Coca-Cola Embonor's employees in Chile have collective bargaining agreements that will expire in two years. Approximately 49.5% and 30.3% of Coca-Cola Embonor's employees in Bolivia and Peru, respectively, have collective bargaining agreements that will expire within one year. The Company does not expect to incur significant costs or experience adverse consequences in renewing such contracts.

(k)   Recently issued accounting pronouncements:

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 143, Accounting for Asset Retirement Obligations. This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS 143 beginning January 1, 2003 and its implementation had no material impact on the results of operations or financial position of the Company.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(k)   Recently issued accounting pronouncements, continued:

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is "planned". The Company was required to adopt the provisions of SFAS No. 146 for exit or disposal activities that were initiated after December 31, 2002 and the adoption has not had a material impact on the Company's results of operations or financial position.

On January 23, 2003, the FASB Emerging Issues Taskforce issued EITF 00-21 Issue Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue requires, that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and applicable revenue recognition criteria should be considered separately for units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 had no material impact on the Company's results of operations, financial position or cash flows.

In April 2003, the Financial Accounting Standards Board issued SFAS No.149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. In addition, certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 had no material impact on the Company's results of operations, financial position or cash flows.

In June 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. ("SFAS 150"). SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on the Company's results of operations, financial position or cash flows.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(k)   Recently issued accounting pronouncements, continued:

In November 2002, the FASB published FIN 45,Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN45"). The Interpretation significantly changed practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which differs from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies". The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The implementation of FIN 45 had no material impact on the results of operations or financial position of the Company.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB 51 ("FIN 46") to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply FIN 46 to variable interest entities created after January 31, 2003, for the year ended December 31, 2003. The Company did not create any variable interest entities after January 31, 2003 and is in the process of assessing the impact of the FIN 46 in relation to business relationships created before January 31, 2003. If any such relationships exist, they will be accounted for in the year ended December 31, 2004. The Company does not expect the implementation of the Interpretation to have a material impact on the Company's results of operation or financial position.

In May 2003, the EITF reached a consensus in EITF Issue No. 01-08 Determining Whether an Arrangement Contains a Lease. EITF 01-08 clarifies the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, Accounting for Leases. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. The Company is currently evaluating the impact of the adoption of EITF Issue No. 01-08 on its consolidated results of operations, cash flows or financial position.

                     COCA-COLA EMBONOR S.A. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2003 and thousands of US dollars)


37.   Differences between Chilean GAAP and US GAAP, continued:

II.   Additional Disclosure Requirements, continued:

(k)   Recently issued accounting pronouncements, continued:

In December 2003, the Securities Exchange Commission issued Staff Accounting Bulletin 104, Revenue Recognition ("SAB 104"). SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is following the guidance of SAB 104.

In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, "Business Combinations, Permanent Investments and Consolidation of Financial Statements". This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2004 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

Item 19. EXHIBITS

Exhibit
Number   Description
------   -----------

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

4.9*** Share Purchase Agreement dated as of June 3, 1999 between ELSA Bottling and Coca-Cola Embonor S.A.

4.10 ELSA Bottling Sale Agreement dated as of January 29, 2004 between Corporacion Jose R. Lindley S.A., and Embonor Holdings S.A. and Embotelladora Arica Overseas.

4.11     Code of Business Conduct.

7        Statement re: computation of ratios

8        List of Subsidiaries of the Registrant

31.1 Certification of Corporate General Manager (Chief Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number   Description
------   -----------

32.1 Certification of Corporate General Manager (Chief Executive Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

----------
(*) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration Statement, Reg. No. 333-11066, relating to the Exchange Offer for Series B Shares, filed with the Securities and Exchange Commission on October 27, 1999.
(**) Incorporated by reference to Coca-Cola Embonor's Form 20-F for the period ended December 31, 2000.
(***) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration
     Statement, Reg. No. 333-10702 relating to the Exchange Offer for 9 7/8% Notes due 2006, filed with the Securities and Exchange Commission on August 20, 1999.

                                    SIGNATURE

Pursuant to the requirements for Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Santiago, Chile on June 25, 2004.

                                   COCA-COLA EMBONOR S.A.


                                   By: /s/ Roger Ford
                                      -----------------------------------------
                                       Name:  Roger Ford
                                       Title: Corporate Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number   Description                                                      Page
------   -----------                                                      ----

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

4.9*** Share Purchase Agreement dated as of June 3, 1999 between ELSA Bottling and Coca-Cola Embonor S.A.

4.10 ELSA Bottling Sale Agreement dated as of January 29, 2004 between Corporacion Jose R. Lindley S.A., and Embonor
         Holdings S.A. and Embotelladora Arica Overseas.

4.11     Code of Business Conduct

7        Statement re: computation of ratios

8        List of Subsidiaries of the Registrant

31.1 Certification of Corporate General Manager (Chief Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number   Description                                                      Page
------   -----------                                                      ----

32.1 Certification of Corporate General Manager (Chief Executive Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

----------
(*) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration Statement, Reg. No. 333-11066, relating to the Exchange Offer for Series B Shares, filed with the Securities and Exchange Commission on October 27, 1999.
(**) Incorporated by reference to Coca-Cola Embonor's Form 20-F for the period ended December 31, 2000.
(***) Incorporated by reference to Coca-Cola Embonor's Form F-4 Registration
     Statement, Reg. No. 333-10702 relating to the Exchange Offer for 9 7/8% Notes due 2006, filed with the Securities and Exchange Commission on August 20, 1999.